Form 20-F
period 2001-12-31
COMERCIAL MEXICAN HOLDING /ADR
filed 2002-07-01
CIK 882390

As filed with the Securities and Exchange Commission on July 1, 2002
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
(*) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 33-44756

Controladora Comercial Mexicana, S.A. de C.V.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Revolucion No. 780 Modulo 2
Colonia San Juan
03730 Mexico, D.F.
Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Title of each class	Name of each exchange on which registered
Series B Shares without par value ("B Shares")	New York Stock Exchange (for listing purposes only)
Series C Shares without par value ("C Shares")	New York Stock Exchange (for listing purposes only)
Units, each representing three B shares and one C share ("Units")	New York Stock Exchange (for listing purposes only)
Global Depositary Shares ("GDSs"),each representing 20 Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
9.375% Senior Notes due 2005

The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001 was:
4,005,711,639 B Shares
338,288,361 C Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes (*) No ( )

Indicate by check which financial statement item the registrant has elected to follow. Item 17 (*) Item 18 ( )

TABLE OF CONTENTS
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Selected Financial Data 1
Dividends
Exchange Rate Information 5
Risk Factors 7
Forward-Looking Statements 10
Item 4. Information on the Company 11
History and Development of the Company
Capital Expenditures
Business Overview
Organizational Structure
Property, Plant and Equipment
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Board Practices
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
Item 8. Financial Information
Item 9. Offer and Listing Details
Item 10. Other Information
Bylaws
Material Contracts
Legal Proceedings
Exchange Controls and Restrictions on Foreign Investment
Taxation
Documents on Display
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Foreign Exchange Rate Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
PART III
Item 15. [Reserved]
Item 16. [Reserved]
PART IV
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

We publish our Financial Statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States Of America ("United States"), or U.S. GAAP, and accounting procedures adopted in other countries. The exchange rates used in preparing our Financial Statements are determined by reference as of the specified date to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A. As of December 31, 2001, the Interbank Rate was Ps. 9.16 to U.S.$1.00. See "Item 3. Key Information-Exchange Rate Information." The exchange rates used in translating Pesos into U.S. Dollars elsewhere in this annual report are determined by reference to the Interbank Rate as of December 31, 2001, unless otherwise indicated.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2001 and (ii) references to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "Dollars," "U.S. Dollars," "U.S. dollars," "$," or "U.S.$" are to United States dollars.

Unless otherwise indicated, (i) operating information contained in this Annual Report regarding our stores relates to all of our stores, which are the Comercial Mexicana, Mega, Bodega, Sumesa, and the Costco membership warehouses (through a joint venture, the Costco Mexico joint venture, or Costco Mexico, with Costco Company, Inc. (formerly Price/Costco, Inc.), or Costco, of the United States), but not our restaurants, and (ii) information herein regarding same store sales, sales per operating employee and sales per retail square foot is calculated on the basis of 100% of the sales from all of our stores, including those operated through the Costco Mexico joint venture.

As used herein, the term "billion" means one thousand million.

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present our selected financial data and that of our consolidated subsidiaries. We consolidate our proportionate interest in the results and assets and liabilities of the Costco Mexico joint venture. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements, or Financial Statements. Our Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP and accounting procedures adopted in other countries. Note 19 to the Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net income for the fiscal years ended December 31, 1999, 2000 and 2001 and total stockholder's equity as of December 31, 2000 and 2001.

In calculating the convenience translations included herein, Pesos are translated into U.S. dollars at an exchange rate of Ps. 9.16 per U.S. dollar, the Representative Rate as of December 31, 2001. These translations should not be construed as a representation that such Peso amounts actually represent U.S. dollar amounts or could be converted into U.S. dollar amounts at the rates indicated.

Year Ended December 31,
	1997	1998	1999	2000	2001	2001
(Millions of constant Pesos as of December 31, 2001 and millions of U.S. Dollars) (1)
Income Statement Data
Mexican GAAP:
Net sales	Ps.27,247	Ps.30,057	Ps.30,898	Ps.33,002	Ps.33,063	U.S.$3,609
Gross profit	5,287	5,874	5,941	6,307	6,290	687
Selling and administrative	4,519	4,770	4,750	5,150	5,262	574
Operating income	768	1,104	1,191	1,157	1,028	113
Integral results of financing (2):
Interest expense	(334)	(379)	(262)	(245)	(257)	(28)
Interest income (3)	110	196	88	55	56	6
Foreign-exchange gain (loss), net	(58)	(657)	94	(54)	22	2
Loss in Forward agreement	-	-	-	-	(40)	(4)
Gain from monetary position	784	1,019	639	474	229	25
Other income (expense), net (4)	(136)	(209)	(157)	(149)	(18)	(2)
Provisions for:
Income and asset taxes	(42)	(20)	(151)	(137)	(38)	4
Employees profit sharing	(5)	(4)	(8)	(12)	(2)	-
Deferred income tax and gain on monetary position through the initial deferred income tax effect.				70	(213)	(24)
Interest of minority stockholders in results of subsidiaries	(7)	(5)	(6)	(8)	(8)	(1)
Net income	1,079	1,085	1,428	1,151	759	83
Net income per Unit and B Unit (5)	1.00	1.01	1.32	1.06	0.72	0.08
Net income per GDS (7)	20.02	20.19	26.39	21.30	14.31	1.56
Dividends per Unit and B Unit (5)	0.08	0.09	0.10	0.10	0.11	0.01
Dividends per GDS (6)	1.60	1.82	2.05	1.92	2.14	0.23
Weighted average Units and B Units outstanding (millions)(5)	1,078	1,077	1,081	1,080	1,061	--
U.S. GAAP (7):
Net sales	24,529	26,905	27,147	28,300	27,744	3,029
Basic income	1,213	1,296	1,469	1,249	833	91
Basic income per Unit and B Unit (5)	1.13	1.20	1.36	1.16	0.79	0.08
Basic income per GDS (6)	22.52	24.12	27.04	22.20	15.80	1.72
Balance Sheet Data
Mexican GAAP:
Cash and temporary investments	1,597	972	1,117	1,338	1,185	129
Current assets	5,890	5,947	6,556	6,444	6,123	668
Property, plant and equipment, net	13,449	13,722	13,753	14,220	14,559	1,589
Total assets	19,773	19,951	20,739	21,136	21,178	2,312
Short-term debt (8)	779	613	356	-	9	1
Long-term debt (8)	2,460	2,170	1,491	1,806	1,750	191
Total liabilities	8,954	8,907	8,510	10,823	10,352	1,130
Minority interest	103	104	105	84	83	9
Majority stockholders' equity	10,717	10,939	12,124	10,230	10,743	1,173
U.S. GAAP: (7)
Total assets	19,340	19,812	20,843	21,515	20,364	2,223
Total liabilities	11,571	11,616	11,406	11,474	9,938	1,085
Stockholders' equity	7,769	8,197	9,437	10,041	10,410	1,136
Other Data
Mexican GAAP:
EBITDA (9)	1,389	1,683	1,762	1,799	1,711	187
Depreciation and amortization	619	578	571	642	683	75
Capital expenditures (10)	2,507	2,112	990	1,308	1,141	125
Interest expense	(334)	(378)	(262)	(245)	(257)	(28)
EBITDA/Interest expense	4.16	4.45	6.73	7.33	6.66
Total debt/EBITDA	2.33	1.65	1.05	1.00	1.02
Net debt/EBITDA (11)	0.62	0.71	0.21	0.26	0.33
Total debt/capitalization	0.23	0.20	0.13	0.15	0.14
Working capital (12)	(500)	(758)	(427)	(187)	183	20
Year Ended December 31,
	1997	1998	1999	2000	2001	2001
(Millions of constant Pesos as of December 31, 2001 and millions of U.S.Dollars) (1)
Operating Information
Store Information (13):
Food sales (14)	66.7%	64.6%	64.0%	63.3%	63.3%
Non-food sales (14)	33.3%	35.4%	36.0%	36.7%	36.7%
Average annual sales per store (millions)(15)	189	216	216	222	220	24
Sales per retail square foot (thousands)(15)	2.87	3.17	3.19	3.21	3.15	0.3
Sales per operating employee (thousands)(15)(16)	1,079	1,1185	1,240	1,202	1,394	152
Same store sales growth (18)	6.0%	6.7%	0.3%.	2.6%	(3.3)%

Stores:
Operating at end of period	149	154	158	167	172
Opened	7	5	5	16	7
Closed	2	0	1	7	2
Remodeled (18)	10	9	9	10	14
Total retail square feet at end of period (thousands)(19)	9,830	10,330	10,713	11,552	11,998
Number of employees (at end of period)	30,177	31,389	32,007	35,332	31,955
Number of operating employees	26,121	27,616	27,581	30,946	27,151

Restaurant Information:
Restaurants operating at end of period	32	35	39	46	50
Total restaurant seats at end of period	6,988	7,598	8,654	10,320	11,228

Notes to Selected Consolidated Financial and Operating Information
(1) Except Unit and B Unit data and operating information, percentages and ratios.
(2) Integral results of financing include interest expense, interest income, foreign-exchange loss, net, and gain from monetary position.
(3) Interest income includes our income from interest-bearing temporary investments and our net gain or loss on the market value of our temporary investments. In 1998, 1999 and 2000 interest income additionally includes gains of Ps.71.2 million, Ps.1.0 million and Ps.0.3 million respectively (for 2001 there is none) from the repurchase and cancellation of Senior Notes at a discount price. See Note 8 to the Financial Statements.
(4) Includes miscellaneous income, net, revenues received from maintenance income, and negative goodwill from the acquisition of companies under common control, as well as a special item from change in amortization of preopening costs in 1997 and 1998; and in 1998, 1999, 2000 and 2001, write-offs of fixed assets not compliant with the Y2K issue. For the year ended December 31, 2001, also includes gain in permanent investment sales. See Note 2 to the Financial Statements.
(5) After giving effect to the Restructuring, including the split of each B Share into three B Shares and the subsequent distribution of one C Share or one B Share in respect of every three B Shares, as a result of which shareholders now hold Units and B Units. Amounts do not include shares held in treasury.
(6) Each GDS represents 20 Units.
(7) See Note 19 to the Financial Statements.
(8) See Note 8 to the Financial Statements.
(9) EBITDA represents operating income plus depreciation and amortization. We have included EBITDA data as a convenience because such data is used by certain investors to measure a company's ability to service debt. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.
(10) Capital expenditures for all periods exclude amounts contributed by Costco to the Costco Mexico joint. See "Item 4. Information on the Company."
(11) Net debt is total debt less cash and temporary investments.
(12) Working capital is current assets minus current liabilities.
(13) Store information relates to all of our stores, including those operated through joint ventures (calculated on the basis of 100% of the sales from the Costco Mexico stores). The information does not include our restaurants.
(14) Food sales include sales of basic groceries and perishables. Non-food sales include sales of general merchandise and clothing.
(15) In computing sales per retail square foot for a period, we divide total store sales for the full period by the aggregate retail square footage at the end of such period. Accordingly, stores that are opened for less than the full period have the effect of decreasing store sales per retail square foot, and stores that are closed prior to the end of the full period have the opposite effect. Similarly, in computing average annual sales per store, we divide total store sales for the full period by the number of stores at the end of the period, and in computing sales per operating employee, we divide total store sales for the full period by the number of operating employees at the end of the period .
(16) Includes all employees at our stores other than administrative employees and employees of our restaurants.
(17) Calculated by comparing sales at stores during a period against sales at the same stores during the prior period, using only those same months in each period during which the same stores were open and using constant Pesos.
(18) Includes conversions of stores from one format to another format.
(19) Retail square feet includes areas for cashiers, which constituted approximately 8.3% of the total selling area of our stores at December 31, 2001.

Dividends

The table below sets forth the nominal amount of preferential dividends per Unit paid on April 14, 2000 in respect of the fiscal year ended December 31, 1999; paid in April 5, 2001 in respect of the fiscal year ended December 31, 2000; and paid on April 11, 2002 in respect of the fiscal year ended December 31, 2001. Peso amounts have been translated into U.S. dollars at the exchange rate on each of the respective payment dates.

During our last general stockholders meeting on April 11, 2002 our stockholders approved a dividend of Ps.0.107 for each Unit, in a single payment which was made to holders of record on April 18, 2002

In respect of	Dividend In nominal pesos per Unit
1999	Ps.092
2000	Ps.107
2001	Ps.107

Exchange Rate Information

Exchange Rates
Mexico abolished its exchange control system on November 11, 1991. Prior to December 1994, the Mexican central bank, or Banco de Mexico, kept the Peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. On December 21, 1994, the Mexican Government announced its decision to suspend its policy of intervention by Banco de Mexico and to allow the Peso to float freely against the U.S. Dollar. Factors contributing to the decision included the growing size of Mexico's current account deficit, the declining level of Banco de Mexico's foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Mexico" and "Item 5. Operating and Financial Review and Prospects." The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 the peso fell more slowly and was less volatile. Relative stability characterized the foreign exchange markets during the first three quarters of 1997. The fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997, marked the beginning of a period of increased volatility in the foreign exchange markets with the peso falling over 10% in just a few days. During 1998, the foreign exchange markets experienced volatility as a result of financial crises in Asia and Russia and financial turmoil in countries such as Brazil and Venezuela. The peso declined during this period, but has been relative stable in 2000, 2001 and 2002 to date. There can be no assurance that the Mexican Government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate in the future.

The following table sets forth, for the periods indicated, the period-end, average high and low noon buying rate as published by the Federal Reserve Bank of New York, or the Noon Buying Rate, expressed in nominal Pesos per U.S. Dollar.

Noon Buying Rate (1)
Year Ended December 31,	Period End	Average (2)	High	Low
1996	7.86	7.60	8.05	7.33
1997	8.06	7.90	8.60	7.50
1998	9.90	9.29	10.54	8.04
1999	9.50	9.55	10.60	9.24
2000	9.62	9.34	10.09	9.18
2001	9.16	9.34	9.97	8.95
Month Ended: December, 2001	9.16	9.16	9.25	9.09
2002: January	9.15	9.16	9.25	9.10
February	9.13	9.11	9.17	9.05
March	9.00	9.06	9.11	9.00
April	9.38	9.16	9.38	9.09
May	9.65	9.51	9.71	9.41
June (through June 14, 2002)	9.66	9.70	9.77	9.64

(1) As published by the Federal Reserve Bank of New York, since November 8, 1993.
(2) Average of end-month rates. Monthly average rates reflect the average of daily rates.

Any significant future devaluation of the Peso could have a material adverse effect on our liquidity and results of operations. See "Item 3. Key Information-Risk Factors".

Risk Factors

Risk Factors Relating to Developments in Mexico
Economic and Political Developments in Mexico and Elsewhere May Adversely Affect Our Business. Most of our operations and assets are located in Mexico. As a result, our business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates and political developments in Mexico and elsewhere.

Mexico Has Experienced Adverse Economic Conditions. In the past, economic crises in Asia, Russia, Brazil and other emerging markets adversely affected the Mexican economy and thus, future economic developments in Mexico and other emerging markets, such as Argentina, as well as the recession in the United States, could adversely affect the Mexican economy in future periods. In 1999, Mexico's gross domestic product, or GDP, increased 3.7%, and in 2000, GDP increased 6.6%. According to Mexican government estimates, GDP decreased 0.3% and 2.0% in 2001 and the three month period ended March 31, 2002, respectively. Inflation in 1999, 2000, 2001 and the three month period ended March 31, 2002 was 12.3%, 9.0%, 4.4% and 1.4%, respectively. GDP growth fell short of Mexican government estimates in 2001 due primarily to the slowdown in the growth of the U.S. economy and a decrease in exports as a result of the 5.7% appreciation of the Peso as compared to the U.S. Dollar.

Developments in Other Emerging Market Countries or the United States May Affect Us and the Prices for Our Securities. The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. Although economic conditions in other emerging market countries and the U.S. may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on Mexico, the market value or trading price of securities of Mexican issuers, including ours, or our business.

In particular, Argentina's insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Mexico, the market value of our securities or our business. The current Argentine President, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest after a series of interim presidents and administrations took office following the resignation of President Fernando de la Rua in December 2001. The recent devaluation of the Argentine peso will have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The Argentine government has recently prohibited Argentine debtors from servicing their external debt without Argentine Central Bank approval. To the extent that the new Argentine government is unsuccessful in preventing further economic decline via this and other measures, this crisis may adversely affect Mexico, the price of our securities or our business.

In addition, on April 12, 2002, following a week of strikes, demonstrations and riots, Venezuelan President Hugo Chavez was forced to resign from office by Venezuela's military commanders in an attempted coup d'etat. Although Mr. Chavez was restored to power on April 14, 2002, the political and economic future of Venezuela remains uncertain. We cannot predict what effect, if any, these events will have on the economies of other emerging market countries, Mexico, the price of our securities or our business.

In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in Asian securities markets. Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. The price of our securities has also historically been adversely affected by increases in interest rates in the United States and elsewhere.

The September 11, 2001 Terrorist Attacks on the United States Have and are Likely to Continue to Negatively Affect Industry and Economic Conditions Globally, Which May Have a Negative Effect on Our Business. Our profitability is affected by numerous factors, including changes in consumer confidence and spending, which may decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The terrorist attacks on September 11, 2001 depressed economic activity in the U.S. and globally, including the Mexican economy. It is not certain how long these economic conditions will continue. If terrorist attacks continue or worsen, if the weak economic conditions in the U.S. continue or worsen, or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Us and Others to Convert Pesos into U.S. Dollars or Other Currencies and/or Adversely Affect Our Financial Condition. Less than half of our indebtedness and some of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.

Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain imported goods. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities. Such fluctuations also would affect the conversion by the Depositary into U.S. dollars of any cash dividends paid in Pesos on the B Shares and the C Shares comprising the Units.

High Inflation Rates in Mexico May Decrease Consumer Demand for Our Goods While Increasing Our Costs. In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or the NCPI, was 12.3% for 1999, 9.0% for 2000, 4.4% for 2001 and 1.4% for the three month period ended March 31, 2002. High inflation rates can adversely affect our business and results of operations in the following ways:

--> inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our products;

--> to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms; and

--> if the rate of Mexican inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, our U.S. Dollar-denominated sales will decrease in relative terms when stated in constant Pesos.

High Interest Rates in Mexico Could Increase Our Financing Costs. Mexico has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 21.4%, 15.2%, 11.3% and 7.4% for 1999, 2000, 2001 and the three month period ended March 31, 2002. Accordingly, if we need to incur Peso-denominated debt in the future, it will likely be at high interest rates.

The Loss of the Presidency in 2000 by the Former Ruling Party Could Affect Mexican Economic Policy, which in Turn Could Adversely Affect the Mexican Economy. In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition party, the Partido Accion Nacional, or the National Action Party, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, or the Institutional Revolutionary Party. Neither the Institutional Revolutionary Party nor the National Action Party succeeded in securing a majority in the Chamber of Deputies or the Senate, the two houses of the Mexican Congress. Although members of the National Action Party have governed several states and municipalities, the National Action Party has not previously governed on a national level. A change in economic policy, as well as currency instability in Mexico, could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures. Mexico's federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our products. Approval of the Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant joint ventures. The Mexican Antitrust Commission may not approve any proposed future acquisition or joint venture that we may pursue. See "Information on the Company - Business Overview."

The Protections Afforded To Minority Shareholders In Mexico Are Different From Those In The United States. In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we recently amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to insure that our corporate governance procedures are substantially similar to international standards. See "Other Information - Mexican Securities Market Law" and "- Bylaws - Other Provisions." Notwithstanding these amendments, under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or principal shareholders than it would be for shareholders of a U.S. company.

Risk Factors Relating to the Company

We participate in a very competitive market and increased competition may adversely affect our business. The retail industry in Mexico is highly competitive. We face strong competition from other national and international operators of supermarket and retail stores, including Walmex (formerly Cifra), Carrefour and Gigante. All of the foregoing stores owned by third parties compete with our stores. The Costco membership warehouses face competition from Sam's Club, a self-service warehouse club owned by Walmex. We expect that other United States and international retailers may enter the market in Mexico in the future either through joint ventures or directly. We also compete with numerous local and regional supermarket and self-service store chains, as well as small, family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain of our stores which are located in the same shopping areas compete with each other. The restaurant business in Mexico is also highly competitive, and Restaurantes California compete with numerous regional and national fast-food restaurant chains, local restaurants and street merchants. There can be no assurance that our performance will not be adversely affected by increased competition, whether resulting from these or other sources. See "Item 4. Information on the Company-Business Overview-Competition."

Our Growth Strategy is Dependent Upon the Continued Improvement of the Mexican Economy. A major component of our future growth is expected to come from adding new stores (including Costco membership warehouses) and restaurants and remodeling existing stores. Our ability to resume our expansion and remodeling plans as provided in our current business plan and our returns on our investment in expansion and remodeling are dependent to a significant extent on the continued improvement of Mexico's economic performance. Even following the continued recovery of the Mexican economy, there can be no assurance that we will be able to open or remodel the number of stores (including Costco membership warehouses) and restaurants currently intended, whether because of economic conditions, availability of financing, availability of suitable and affordable sites, the ability to attract and retain certain qualified employees or otherwise. See "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company."

Our Joint Venture With Costco Mexico is Jointly Controlled and is Subject to Termination in Certain Circumstances. The Costco Mexico joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between Costco and the Costco Mexico joint venture. In addition, the affirmative vote of at least two of the three directors appointed by each of Costco and us to the Costco Mexico joint venture board of directors is required to approve significant decisions regarding the joint venture, including among other things, certain revisions to the joint venture business plan, obligations or acquisitions of the estate or certain other assets not otherwise provided for in the business plan or the removal of the management personnel appointed by Costco. Furthermore, certain significant decisions also require the approval of both members of an executive committee which consists of our chief executive officer and that of Costco. Accordingly, although we expect Costco membership warehouses to be an important part of our future growth, we do not have sole control over the growth and operation of the Costco membership warehouse format. In addition, the Costco Mexico joint venture is subject to termination in certain circumstances. See "Item 4. Business Overview-Retail Store Formats."

There Are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause our Financial Statements to Differ in Certain Respects from U.S Issuers. A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, we prepare our Financial Statements in accordance with Mexican GAAP, which differ from U.S. GAAP and accounting procedures adopted in other countries in a number of respects. For example, most Mexican companies, including us, must incorporate the effects of inflation directly in accounting records and in their published Financial Statements. Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. Note 18 to our Annual Financial Statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net income and total stockholders' equity.

Our Ability to Make Timely SEC Filings Could Be Impaired if the SEC Ceases Accepting Financial Statements Audited by Arthur Andersen, LLP and its Non-U.S. Affiliates. Costco Mexico's independent certified public accountant, Arthur Andersen & Co. has informed us that on March 14, 2002, an indictment by the U.S. Department of Justice was unsealed charging Arthur Andersen LLP, its U.S. affiliated firm, with federal obstruction of justice arising from U.S. government's investigation of Enron Corp. Notwithstanding the recent finding of guilt against Arthur Andersen in this case, the SEC has said that, for the time being, it will continue accepting financial statements audited by Arthur Andersen LLP and its non-U.S. affiliates so long as they are able to make certain representations to their auditing clients. We have received the required representations from Arthur Andersen & Co. and are filing Costco Mexico's financial statements as part of this annual report on Form 20-F.

We are Controlled by Principal Shareholders. Members of the González family, including are our Principal Shareholders and own a majority of the outstanding B Shares through B Units and Units. As a result of this majority ownership, the Principal Shareholders are able to elect a majority of the members of the Board and to determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item 7. Major Shareholders and Related Party Transactions."

The Principal Shareholders have advised us that, in connection with any primary sale of equity by us in the future, they may purchase additional B Shares through B Units or Units (through the exercise of pre-emptive rights, if any, or otherwise) so that they will continue to own B Shares representing a majority of the total outstanding B Shares of CCM. The Principal Shareholders have also advised us that they may raise funds for such purchase by selling, borrowing or engaging in other types of financing transactions secured by B Units or Units which they own.

Our Principal Shareholders Have Substantial Influence Over Our Management and the Interests of Our Principal Shareholders May Differ from Those of Other Shareholders. Approximately 68.82% of our outstanding B Units, the class of capital stock that is entitled to elect a majority of our Board of Directors and the only class of capital stock entitled to vote on other general corporate matters, is beneficially owned, directly or indirectly by a trust the beneficiaries of whom are members of the González Family. As our controlling shareholder, this trust controls our business through its power to elect a majority of our Board of Directors and to determine the outcome of almost all actions that require shareholder approval. For example, the trust has the ability to cause us to declare dividends. The principal grantor and beneficiary of this trust is a corporation owned by the González family. For a description of this trust see the section entitled The Scotiabank Trust. In addition to their indirect ownership interest in our company, Mr. Carlos González Nova, Mr. Guillermo González Nova, Mr. Jaime González Nova, Mr. Carlos González Zabalegui, Ms. Elena González Guerra, and Mr. Pablo González Guerra serve as our directors. Mr. Guillermo González Nova also serves as our Chairman of the Board, and Mr. Carlos González Zabalegui serves as our Chief Executive Officer. See "Major Shareholders and Related Party Transactions -Principal Shareholders" and "Directors, Senior Management and Employees."

Forward-Looking Statements

Some written information and oral statements made or incorporated by reference from time to time by CCM, or its representatives in this annual report, other reports, filings with the Securities and Exchange Commission, press releases, conferences, or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are subject to various risks and uncertainties, include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievement, and may contain forward-looking terminology such as "anticipate," "believe," "continue," "expect," "estimate," "project," "will," "will be," "will continue," "will likely result," "may," "plan," or words or phrases of similar meaning. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed by CCM with the SEC and include, among others, the following:
* international, national and local general economic and market conditions
* the size and growth overall of the retail and restaurant markets;
* intense competition among distribution and sellers of retail items and within the restaurant business;
* fluctuations and difficulty in forecasting operating results;
* dependence on suppliers;
* general risks associated with doing business in Mexico, including political and economic instability; and changes in government regulations; and
* other risk factors referenced in this annual report.

The risks summarized above are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all of these risk factors, nor can it assess the impact of all of these risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors and analysts should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, when considering forward-looking statements, you should keep in mind the factors described in "Item 3. Key Information-Risk Factors" and other cautionary statements appearing in "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report.

The predictive and forward-looking statements in this annual report may not come true and are made under the SEC's disclosure safe harbor. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company

History and Development of the Company

Controladora Comercial Mexicana, S.A. de C.V., or CCM or the Company, is a limited liability stock company with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico. Our principal offices are located at Av. Revolucion No. 780, Modulo 2 Colonia San Juan, C.P. 03730 Mexico, D.F. and our telephone number is (52) 55 5270 9312.

We trace our history to 1930 when Antonino González Abascal and his sons founded their first store in Mexico City, which sold primarily textiles. The first combination supermarket/general merchandise store under the name Comercial Mexicana was opened in Mexico City in 1962, and 20 additional stores were established during the 1970's. During the 1980's we continued to expand through the acquisition of the Sumesa chain in 1981 and with 51 Comercial Mexicana store openings. The first Restaurante California commenced operations in 1982, and the first Bodega opened in 1989. We entered into the Costco Mexico joint venture in June 1991, and the initial Costco Mexico opened in February 1992. In 1993, we introduced the Mega format to take advantage of the perceived potential of the supercenter and hypermarket formats. CCM was fully owned by the González family until April 1991, when shares of capital stock of CCM were listed in the Mexican Stock Exchange and offered publicly in Mexico. In 1996, GDSs representing shares of capital stock of CCM were listed on the New York Stock Exchange and the GDSs and the underlying shares were offered publicly in Mexico, the United States and elsewhere outside of Mexico.

Our deed of incorporation was executed on December 9, 1988 and we were registered in the Public Registry of Commerce in Mexico City on February 21, 1989, under the number 60562. The term of the Company is 99 years beginning on May 11, 1989.

Capital Expenditures

The following table sets forth our capital expenditures for each of the three years ended December 31, 1999, 2000, 2001 and the budgeted capital expenditures for 2002:

Year ended December 31(1),
	1999	2000	2001	2002 (2)
(millions of constant Pesos as of December 31, 2001, except for 2002 amounts which are in nominal Pesos)
Real estate	645.4	473.7	559.0	837.8
Store fixtures(3)	331.9	813.4	561.4	434.9
Information systems	11.9	21.0	20.2	18.3

Total	Ps.989.2	Ps.1,308.1	Ps.1,140.6	Ps.1,291.0

(1) Capital expenditures exclude Ps.263.2 in 1999, Ps.227.0 in 2000 and Ps.211.6 in 2001 contributed by Costco to the Costco Mexico joint venture.
(2) Represents budgeted amounts for the year ending December 31, 2002.
(3) Represents store fixtures and other equipment expenditures.

Annually, we invest significant resources in areas such as construction, acquisition of equipment and the remodeling of stores. Since 1996, we have opened 23 stores and 17 restaurants. Additionally, 49 units have been remodeled and 9 units have been reconverted, to better serve the geographic areas where these stores are located. Similarly, we have invested significant resources in the construction of an efficient and reliable merchandise system.

The capital expenditures of Ps. 1,140.6 million in 2001 were funded with cash generated from operations. Our plans for 2002 are contingent primarily upon the economic situation in Mexico and our ability to generate sufficient cash flow to fund such expenditures. Depending upon these conditions, our goal is to open or commence construction on an aggregate of up to 9 stores and 8 restaurants in 2002, and to remodel 14 units.

We currently intend to fund substantially all of our 2002 capital expenditures primarily with cash flows from operations. Although we believe that sufficient financing will be available to us, there can be no assurance that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing. Costco is responsible for funding 50% of the cost of the new Costco membership warehouses. See "Item 4. Information on the Company-Property, Plant, and Equipment" and "Item 3. Key Information-Risk Factors-Factors Relating to the Company-Growth Strategy Dependent Upon Continued Improvement of Mexican Economy."

Business Overview

General
CCM is a holding company which, through its subsidiaries, operates the second largest retail company in Mexico, as measured by net sales in 2001, as well as a chain of family restaurants. In addition, we own a 50% interest in the Costco Mexico joint venture with Costco of the United States, which operates a chain of warehouse clubs in Mexico. Our retail operations sell a wide variety of food items, including basic groceries and perishables, and non-food items, which include general merchandise and clothing, with food items representing 63.3% of our total sales in 2001. At December 31, 2001, we had 172 stores operating under five retailing formats (including stores operated by the Costco Mexico joint venture) with a total selling area of approximately 12.0 million square feet, concentrated primarily in the Mexico City metropolitan area and the central Mexico region, including Guadalajara, or the Central Region.

The Mexican retail sector is fragmented and consumers are served by a number of formats, including traditional formats such as independent grocery stores and food specialists, modern formats such as supermarkets, hypermarkets and department stores, as well as informal outlets such as street vendors and markets. We believe that there is considerable potential for growth as the Mexican retail sector continues its process of modernization. We believe that consumer preferences are shifting away from smaller, traditional and informal outlets toward larger, standardized supermarket and hypermarket chains, which offer consumers superior value through greater merchandise selection, convenience and better prices through the chains' greater purchasing power. Our strategy is designed to capitalize on this trend. Additionally, we believe that the recovery of consumers' purchasing power in Mexico and favorable demographics - approximately half of Mexico's population is under 21 years old - which will lead to increased numbers of consumers, will benefit the retail sector in the near and long terms.

Strategy
Our strategies are designed to benefit from the modernization of the retail sector, building upon our position as one of Mexico's leading chains and our strong brand franchise. To achieve this goal, we pursue three primary strategies in the Mexican retail market.

Merchandising Strategy. Our merchandising strategy emphasizes competition on the basis of product selection, quality, price and consumer service. We target specific consumer preferences and demographics by using distinct retail formats which differ in store size, service level and product range. As Mexican consumer preferences have shifted toward large supermarkets and hypermarkets, we have met this demand by introducing our Mega format in 1993. In addition, we have sought partnerships with leading international retailers to introduce innovative formats to the Mexican market. In 1992 our Costco Mexico joint venture opened the first Costco Mexico warehouse club. Currently, we operate five retailing formats:

* Combination Supermarket/General Merchandise Stores. Through our flagship subsidiary "Comercial Mexicana," we operate combination self service supermarket/general merchandise stores under three formats: Comercial Mexicana stores (73 stores), which target middle and upper income segments; Bodega Comercial Mexicana stores (36 stores), which target lower income segments; and Mega (stores), super combination stores which carry the broadest line of products and complementary services in the combination store format and target a broad range of income levels.
* Supermarkets. Under the name Sumesa, we currently operate 18 neighborhood supermarkets.
* Membership Warehouse Stores. Through the Costco Mexico joint venture we operate 20 self-service membership warehouse stores, targeting businesses, professionals and upper income customers, which offer members low prices on bulk purchases.

Operating Strategy. Our operating strategy emphasizes increased productivity and customer service through investment in information technology. From 1999 through December 31, 2001, we invested approximately U.S.$ 5.8 million in computer systems focused primarily on improving inventory efficiency, supply levels and controls. Innovative technologies used by our stores include point of sales systems (including bar code scanners), a unit inventory control system, fiber optic communications networks and an electronic communication system to submit purchase orders to suppliers. We believe that continued upgrading of our systems will allow it to further increase efficiencies, reduce expenses and provide the necessary product and sales information to enhance merchandising decisions at each store.

Growth Strategy. Our growth strategy is intended to take advantage of the fragmented nature of the Mexican retailing market and to strengthen our market penetration. Our growth strategy has two principal components: (i) continued improvements in same-store sales growth through enhanced merchandising techniques, attractive promotions, remodeling and expansion of selling area and (ii) new store openings both in areas where we already have a strong presence and in areas with high potential but which are currently underserved by modern retail formats. From 1996 and through 2000, we invested Ps.6,713.1 (nominal) million to open 11 Comercial Mexicana, 10 Mega, 6 Bodega, 17 Restaurantes California, 1 Sumesa store and 6 Costco. During this period we also remodeled 49 units, converted 4 Comercial Mexicana stores into the Mega format and 4 Comercial Mexicana into the Bodega format also a Sumesa was converted into a Restaurante California. In 2001, we invested Ps.1,140.6 to open 1 Comercial Mexicana store, 3 Megas, 1 Bodega Comercial Mexicana, 1 Costco membership warehouse, 1 Sumesa and 4 Restaurantes California. We also remodeled 5 units and converted 8 Comercial Mexicana 5 into the Bodega Comercial Mexicana format and 3 Comercial Mexicana into the Mega format. We intend to open 9 stores, 8 restaurants and remodel 14 units in 2002. In particular, we intend to continue the growth of the larger formats stores, such as Mega hypermarkets and Costco membership warehouses.

Since December 1994, when Mexico experienced an economic crisis, instability, increased inflation, high domestic interest rates, negative economic growth, increased unemployment, we have implemented a program to streamline operations in order to reduce operating expenses and increase cash flow while taking steps to minimize the effects of reduced purchasing power. During 2002, we expect to continue our aggressive program to reduce expenses at both our branches and at the corporate level in an effort to improve our operating margins. Economic conditions continued to improve in 2000 with gross domestic product increasing by 6.9% in 2000 as compared to 1999, but declined by 0.3% in 2001 as compared to 2000. In 1999, 2000 and 2001 the retail sector increased by 5.2%, 7.5% and 6.9% respectively, while our total net sales increased by 2.8%, 6.8% and 0.2% during the periods. In response to the improving economic conditions, we resumed our growth strategy, with capital expenditures of Ps.989.2 million in 1999, Ps.1.308.1 million in 2000 and to Ps.1,140.6 million in 2001.

At December 31, 2001, we also operated a chain of 50 family-style restaurants under the name of "Restaurantes California". Restaurantes California provide customers with homemade-style food and high quality service at affordable prices. As part of our growth strategy, we intend to open eight new Restaurantes California by the end of 2002.

Seasonality Sales in our stores typically increase during the "Julio Regalado" and "Ofertas Mexicanas" and "Dale-Dale-Dale" special promotion occurring each July, September and during the Christmas season respectively. In 2000 and 2001, approximately 55.1% and 50.9% respectively, of our sales occurred during the last six months of the year, with an average of 27.4% in 2000 and 22.7% in 2001 of such sales occurring in the last quarter of the year.

Retail Operations At December 31, 2001, we had 172 stores operating under five retailing formats with a total selling area of approximately 12.0 million square feet. Although we operate nationwide, our stores are concentrated in the two most populated areas of Mexico, which are the Mexico City metropolitan area and the Central region. Our stores located in those areas account for approximately 76.2% of our total retail floor space at December 31, 2001.

The percentage breakdown of our total selling area and number of stores by geographic region at December 31, 2001, is set forth in the following table:

At December 31, 2001
	Percentage of Total Selling Area	Number of Stores
Mexico City metropolitan area	40.0%	79
Central region	36.2	57
Northwest region	9.3	13
Northeast region	3.1	5
Southeast region	6.9	8
Southwest region	4.5	10
Total	100.0%	172

The percentage breakdown of the contribution of our retail formats (including the Costco membership warehouses) and restaurants to total sales is set forth below for each of the three years ended December 31, 2001.

Year Ended December 31,
	1999	2000	2001
Comercial Mexicana	53.2%	51.3%	46.5
Bodega	12.6	13.1	13.9
Mega	18.7	17.8	19.8
Sumesa	2.0	2.0	2.0
Costco	12.1	14.3	16.1
Restaurantes California	1.2	1.3	1.4
Miscellaneous Income	0.2	0.2	0.3
Total	100.0%	100.0%	100.0%

Except for Sumesa stores, which offer primarily food items, stores operated by us offer a combination of food and non-food items. Management classifies our sales into four main product lines. The percentage contribution to total sales of each of these product lines is set forth below for each of the three years ended December 31, 1999, 2000 and 2001.

Year ended December 31,
	1999	2000	2001
Perishables	26.0%	26.0%	25.4
Groceries	38.0	37.3	38.0
General Merchandise	24.1	25.2	25.3
Clothing	11.9	11.5	11.3
Total	100.0%	100.0%	100.0%

Our management believes that in recent years Mexican consumers have increasingly preferred stores that offer a combination of the wide variety of food items carried by conventional supermarkets as well as a variety of non-food items, such as general merchandise, clothing, household items and home improvement products. In response to this change in consumer preferences, our newer stores offer expanded perishable departments, prepared foods, tortilla presses and bakery goods as well as wider selections of health, beauty and pharmaceutical products.

Multiple Format Strategy. Retail operations are conducted by us through our five retailing store formats: Comercial Mexicana, Bodega, Mega, Sumesa and Costco membership warehouses (through the Costco Mexico joint venture). Through these formats, we are able to target nearly all the population segments in Mexico City and the other areas which we serve.

In opening new stores, we select the type of retail store and offers the merchandise and service mix which we consider most appropriate for each location's anticipated customer base. We determine a location's anticipated customer base by referring to a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. Decisions with respect to opening new Costco warehouses are made by the Costco Mexico joint venture.

We believe, based on changing demographics and competitive characteristics of the location surrounding an established store, in changing the retailing format of our retail sites when appropriate. For example, in 2001 three Comercial Mexicana were converted into a Mega and another five were converted into Bodega. In addition, since acquiring the Sumesa chain in 1981, we have converted six Sumesa stores into other formats. The conversion costs range from U.S.$2.1 million to U.S.$5.0 million per unit, averaging approximately U.S.$3.1 million per unit. Our current focus in this regard is to identify large Comercial Mexicana stores for conversion, if appropriate, into the Mega format.

While we currently expect to continue using our five retailing formats, we may experiment with additional formats in the future.

Retail Store Formats

We currently operate stores in the five retail formats discussed below.

Combination Supermarket/General Merchandise Stores

Comercial Mexicana. At December 31, 2001, we operated 73 Comercial Mexicana stores, including 19 in the Mexico City metropolitan area, 31 in the central region (including Guadalajara), 9 in the Northwest region (including Tijuana), 3 in the Northeast region, 5 in the Southeast region and 6 in the Southwest region. Comercial Mexicana stores are targeted at middle and upper-income customers.

Comercial Mexicana stores carry an extensive line of food items and non-food items. Food items include meats, poultry, fish, fresh fruits and vegetables, dairy products, baked goods, frozen goods, canned goods, prepared foods, delicatessen, wines and liquors and imported foods. Non-food items include men's, women's and children's clothing and shoes, paper products, office supplies, books and magazines, health and beauty products, garden supplies, automotive supplies, photographic supplies, electric appliances, sporting goods, toys and gifts and numerous household items. Almost all Comercial Mexicanas have one or more specialty departments, such as a bakery, tortilla press or video rental shop. Most Comercial Mexicana stores have pharmacies offering prescription and non-prescription medications. A typical Comercial Mexicana offers more than 55,000 products.

Most Comercial Mexicana stores are located in neighborhood shopping centers. Comercial Mexicana stores require large parking lots and access to roads to allow customers to drive to the stores.

Comercial Mexicana stores offer, at competitive prices, locally and nationally advertised and distributed brands of merchandise, together with certain food items, general merchandise and clothing product lines which are sold under our own private label names. Comercial Mexicana stores incorporate merchandising techniques, such as good lighting, wider-than-usual aisles and store layouts which are designed to encourage greater spending per customer. All Comercial Mexicana stores are identified by an easily recognizable pelican logo.

Comercial Mexicana remodeling generally involves the installation of new services, lighting, decorations, freezers and refrigerators and automated check-out counters, as well as the replacement of fixtures, painting and necessary repairs and changes in the store layout which are intended to make the stores more attractive to customers. At the same time, the store systems are upgraded to improve operating efficiencies and allow the introduction of new services. In 1999, 2000 and 2001, we remodeled six, three and four Comercial Mexicana stores, respectively.

Comercial Mexicana stores generally range in size from approximately 43,000 to 107,000 square feet of selling area, with an average of approximately 68,000 square feet. Comercial Mexicana stores employed 10,367 individuals at December 31, 2001.

Bodega. At December 31, 2001, we operated 36 Bodegas, of which 26 were located in Mexico City and its surrounding suburbs, eight were located in the Central region (including 2 stores in Guadalajara), one was located in the Southeast region and one in the Southwest region. During 2001, we opened one Bodegas in the Mexico City metropolitan area. Bodegas target lower-income customers.

Bodegas are warehouse stores which offer more than 30,000 products, mainly food items, pharmaceutical items and general merchandise of the type sold in Comercial Mexicana stores (but with less selection in terms of brands and sizes of items offered) at discount prices.

Bodegas are able to offer discount prices due to their lower operating costs as a percentage of sales than those of Comercial Mexicana stores. Lower operating costs are obtained primarily because Bodegas use less advertising and a lower level of customer service, fewer amenities, less decoration and reduced storage costs (because items are stocked on display on the sales floor). In addition, Bodegas have fewer promotions and product introductions. Most of the Bodegas have a tortilla press, a bakery and/or other specialty department. Because their customers generally do not have cars, Bodegas are within walking distance of residential areas or accessible by public transportation. Bodegas also are identified by the same easily recognizable pelican logo as Comercial Mexicana stores.

Bodegas range in size from approximately 24,000 to 65,000 square feet of selling area, with an average of approximately 50,600 square feet. Bodegas employed 4,420 individuals at December 31, 2001.

Mega. Under the Mega format, we currently operate our largest combination stores. As of December 31, 2001, we operated 25 Megas, including 13 in Mexico City, 9 in the Central Region, 2 in the North and one in the South Region. The Mega targets a broad range of economic groups.

We introduced the Mega format in 1993 to take advantage of the perceived potential of, and as a competitive response to, the supercenter and hypermarket formats which had begun to appear in Mexico. Prices in Megas are generally lower than those in Comercial Mexicana stores, but not as low as in Bodegas. Megas carry an array of items which is broader than that offered in Comercial Mexicana stores, offering approximately 60,000 products. The different types of merchandise carried by Megas are separated into distinct areas or departments. Each Mega contains a bakery, a pharmacy and other complementary services operated by us, just as in Comercial Mexicana stores. In addition, Megas contain separate specialty retail facilities leased to and operated by third-party tenants, such as banks, key makers, jewelry shops, shoe repair shops, photo developers and optical centers. Megas contain a wide center aisle that, in connection with the location of most perishables and groceries at the rear of the store, is intended to draw customers into the store past special advertising displays, as well as past the clothing and general merchandise areas.

Megas generally range in size from 110,000 to 140,000 square feet selling area, with an average of approximately 120,000. Megas employed 5,575 individuals at December 31, 2001.

Supermarkets

Sumesa. At December 31, 2000, we had 18 Sumesas in operation. Except for two Sumesas in Cuernavaca, all Sumesas are located in Mexico City. Sumesa stores are targeted from upper to upper-middle income customers.

Sumesas are designed to serve their surrounding neighborhoods, which typically are densely populated. Sumesas are smaller in size than Comercial Mexicana stores and Bodegas. Developed as neighborhood stand-alone supermarkets, Sumesas emphasize sales of quality groceries and perishables and carry more than 8,000 products. All Sumesas include pharmacies, as well as bakeries and tortilla presses.

We intend to remodel the existing Sumesas to update their appearance and, to the extent that space at existing locations permits, to include specialty departments. In 1996, we added specialty departments to four Sumesas. We remodeled one Sumesa store in 1999 and two in 2000. All three remodeled stores are located in Mexico City.

Sumesas generally range in size from approximately 7,000 to 11,800 square feet of selling area, with an average of approximately 8,600 square feet. Sumesa employed 786 individuals at December 31, 2001. Since acquiring Sumesa in 1981, we have closed seven locations, the last one in 1999, primarily because we were unable to agree to the lease renewal terms.

Membership Warehouse Stores

Costco Membership Warehouses. In June 1991, CCM and Costco formed a joint venture to develop the membership warehouse-style warehouses that are popular in the United States and Canada. The first Costco membership warehouse was opened in a suburb of Mexico City in February 1992. At December 31, 2001, the Costco Mexico joint venture was operating 20 Costco membership warehouses, five of which were located in Mexico City and its surrounding suburbs, seven were located in the Central Region (including one in Guadalajara), three were located in the Northwest Region, one was located in the Northeast Region, three in the Southeast Region and one in the Southwest Region.

Costco membership warehouses are self-service warehouse clubs which offer members low prices on volume purchases of a limited selection of branded and private label products in a wide range of merchandise categories in order to produce rapid inventory turnover and high sales volumes. This rapid inventory turnover, combined with the operating efficiencies achieved by direct volume purchasing from manufacturers and no-frills merchandise displays, which enables Costco Mexico to operate profitably albeit at lower gross margins than traditional wholesalers, retailers or supermarkets. Costco membership warehouses carry a selection of approximately 3,000 local and imported items, together with general merchandise products, offering a limited selection in each product line and are generally located in easily accessible locations. All of the Costco membership warehouses offer bakeries and a selection of high quality perishables and meats.

Membership is limited to businesses and professionals and members of their families. A primary membership, including one affiliate membership, currently costs Ps.300.0 (approximately U.S.$32.75) per year with one additional membership and each additional affiliate membership costs Ps.100.0 (approximately U.S.$11.0) per year. Costco membership warehouses seek to meet the needs of business customers who might otherwise pay a premium for small purchases or who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members often combine personal shopping with their business purchases.

Costco membership warehouses range in size from approximately 90,000 to 120,000 square feet of selling area, with an average of 100,000 square feet, and are designed with minimal amenities and decorations. Floor plans are designed for economical and efficient use of space and inventory control. Members push flatbed carts or large basket-style shopping carts through the warehouses, selecting products for their business or personal use, or for resale. Merchandise is generally offered in case, carton, or multiple-pack quantities or in single, jumbo-sized packages, and is displayed and stored in packing cartons on pallets and steel racks separated by extra-wide aisles. In response to the economic conditions in Mexico, in 1995 the Costco Mexico joint venture reduced the size of certain packages sold at the Costco membership warehouses and substituted imports with national products when available at an acceptable price and quality level. The standard no-frills facility designs, direct manufacturer purchasing and rapid inventory turnover, combined with extensive cost controls and low mark-ups, result in substantial savings to the customer as compared to most other traditional sources of merchandise. Costco membership warehouses employed 5,498 individuals at December 31, 2001.

The Costco Mexico joint venture is a corporation organized under the laws of Mexico and is owned equally by Costco and us. The joint venture is governed by a board of directors consisting of six members, three of whom are appointed by us (including the chairman of the board of the joint venture) and the other three are appointed by Costco. Pursuant to management agreements between Costco and the Costco Mexico joint venture, the joint venture is managed by officers appointed by Costco and approved by us. The management agreements may be terminated by either Costco or the Costco Mexico joint venture at any time, and any termination initiated by the joint venture must be approved by a majority (at least four directors consisting of two representatives of each of CCM and Costco) of its board of directors. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including, among other things, certain revisions to the joint venture business plan, obligations or acquisitions of real estate or certain other fixed assets not otherwise provided for in the business plan, the removal of any of the management personnel appointed by Costco and certain transfers of ownership interests in the joint venture. In addition, the affirmative vote of both members of a two-person executive committee consisting of the chief executive officers of Costco and us is required to approve certain obligations not otherwise provided for in the business plan and other significant decisions regarding the joint venture which are not specially reserved for the board of directors.

The funding requirements of the joint venture are shared by Costco and us as determined from time to time by each party. Each of Costco and CCM contributed U.S.$11.5 million, U.S.$10.0 million and U.S.$28.5 million in 1999, 2000 and 2001 respectively. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party's interest at fair market value. The joint venture agreement contains certain limitations on competition in the Price Club-style warehouse format by Costco and us. The joint venture has a duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, and (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party's interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain and guarantee pursuant to the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, (vi) is insolvent or bankrupt, or (vii) undergoes a change of control.

Marketing

We seek to attract customers to our store by emphasizing customer service, offering a wide selection of private label goods, facilitating purchase by customers through our own "captive" credit card, vouchers for payment, and a lay-away system under which customers can purchase general merchandise by agreed-upon partial payments and providing customers credit in connection with purchases of big-ticket items. Another marketing initiative includes promotions every Wednesday on fresh fruit and vegetables at Comercial Mexicana, Bodega and Mega stores, which has helped make Wednesday one of the busiest days of the week in our stores. In addition, we offer discounts during weekends on meat and cold meat products. In 1999, 2000 and 2001, we increased our advertising expenditures as compared to prior periods, contributing to an increase in sales during these periods. We intend to maintain advertising expenditures in 2002 substantially in line with the amount spent in 2001, which was 1.41 % of our total sales.

We emphasize customer service by (i) offering the product and service mix that we believe customers find most appealing, (ii) maintaining clear, well-lit stores with attractive, modern decor, (iii) training employees to be courteous and helpful, (iv) changing the mix of products to include a variety of imported goods and (v) in recent years, by offering butcher's shops, bakeries, pharmacies, tortilla presses and other specialty departments. Many stores have electric carts to enable elderly or disabled individuals to shop without assistance and shopping carts with infant seats to allow parents to shop with young children. The specialty departments, such as the butcher's shops and bakeries, offer products and individual service comparable to those offered in independent specialty stores. In addition, all stores with bar-code scanners have price verifiers located conveniently throughout the stores to allow customers to check the prices on goods. See "-Information Systems."

In recent years, we have begun to emphasize our own private label merchandise, including specialty products prepared by us (such as baked goods, tortillas and prepared foods), and currently offer approximately 419 private label products, principally groceries. In 1999, we introduced a line of generic medicines under the "Farmacom" name, that comply fully with the Ministry of Health regulations. On December 31, 2001 we offered over 150 medicines under this brand name. In addition, we offer private label men's, women's and children's clothing, household, automotive and gardening products. Each of our private label brands reflects a special image and delivers high quality merchandise at prices lower than brand name products. Sales of private label products as percentage of total sales were 10.3% in 1999, 11.5% en 2000 and 11.2% en 2001. Our margins on private label products are similar to those on brand name products, although prices on private label products are lower to the consumer.

Our store sales are paid in either cash, through credit or with vouchers. Credit card terminals are installed at checkout counters in all of our stores (including all Costco membership warehouses). We have our own captive credit card under the name "Comercial Mexicana," which can be used only for purchases at our stores (including Costco membership warehouses). The Comercial Mexicana credit cards are issued, and credit is extended under such cards, by Banco Nacional de Mexico, S.A., or Banamex. In addition, we offer our customers the option to acquire certain big-ticket items on credit through an in-store program known as Credicomer. This program, offered with Banco BBV- Bancomer S.A., or BBV- Bancomer, does not require a down payment and may be paid over a period to 12 months. BBV-Bancomer extends the credit and assumes 100% of the credit risk, and we receive an amount equal to the purchase price from BBV- Bancomer by the end of that same business day. We also established a lay-away system under which customers can purchase general merchandise by paying through installments, without interest. We believe that our relationships and discount arrangements with credit-issuing banks are the best in the market. The vouchers are issued by us and by certain independent companies, and are accepted in all of our stores except for the Costco membership warehouses. Employers distribute vouchers to their employees as a tax-advantaged part of the employee's compensation. The vouchers issued by us are sold at a discount to third-party employers and are, in effect, prepaid sales. The vouchers issued by independent companies are honored by us and then collected and presented (usually between one and seven days) to the issuing company for payment. In 2001 we also introduced our "Seven Month Interest-Free" promotion which offers customers seven months of interest-free credit for certain large purchases when they use participating credit cards. The cost of the program is shared by the Company and the supplier.

As part of our marketing strategy, we promote our stores and the merchandising and services which they offer. Our advertising strategy and campaigns focus on communicating the image of our stores, particularly Comercial Mexicana stores, as being newer, cleaner stores which offer superior customer service. In addition, advertising is used to publicize the merchandise carried in our stores and to announce sales and special promotions. We used third-party advertising agencies to formulate and implement our advertising campaigns. The single largest advertising medium used by us is radio, but we also advertise on television and through newspapers and promotional flyers, as well as in our stores at the point of sale. We employ cooperative advertising with suppliers and suppliers participate in special programs with us, particularly in connection with new store openings. Promotional campaigns are launched throughout the year to coincide with holidays and other events. Each July, Comercial Mexicana, Bodega and Mega stores run the "Julio Regalado" special promotion to increase sales for that month.

The Costco Mexico joint venture does not generally use media advertising, except newspaper announcements of new Costco membership warehouse openings. When a new warehouse is opened, the Costco Mexico joint venture's marketing efforts include canvassing businesses in the area by marketing teams, and direct mailings to potential members in the area.

Distribution

We currently operate a 377,000 square foot distribution center in Mexico City. We rent a distribution facility of 417,000 square feet located in Mexico City, which we use to distribute primarily private label products and imported merchandise. Merchandise is shipped from the distribution centers to our retail stores primarily by independent shipping companies as well as Company-owned trucks. In 1997, we also opened a 538,000 square foot distribution center for Costco Mexico operations.

Approximately 20% of all goods purchased by us are supplied from the distribution centers operated by us. In the Costco Mexico joint venture, approximately 75% of all the merchandise is supplied from the distribution center. The remaining products are delivered by suppliers and independent distributors directly to our stores. We supply some goods through our own distribution system rather than with direct deliveries from suppliers and independent distributors in order to take advantage of quantity discounts for certain products and, in the case of other products, to assure an adequate source of supply.

Information Systems

We have placed special emphasis in recent years on the development of our management information system, particularly a unitary inventory control system which allows us to track sales, flow and turnover of specific product lines or items. The unitary inventory control system has been installed in all Comercial Mexicana stores, Bodegas and Megas and we plan to implement it in all of our units. As a part of this system, these stores are linked through a common computer network that facilitates the flow of information through fiber optic communications among the stores and to our management. This system provides us with information which enables us to (i) optimize inventory levels by identifying products with low sales volumes and by maintaining perpetual inventory booking, (ii) minimize shrinkage, (iii) reduce out-of-stock products, (iv) allow our buyers to negotiate more effectively with suppliers and (v) otherwise improve operating efficiency. This system is currently being used with substantially all of the suppliers that supply our stores. Related projects have focused on introducing advanced computer technology to the stores (other than, to date, most Sumesas), particularly at the point of sale, and have included the installation of improved cash registers with bar-code scanner systems and electronic scales, state-of-the-art credit card and debit card approval systems to track sales and reduce the check-out time for customers, and, in certain stores, state of the art point of sale computers which provide the customers additional information regarding the items being purchased and the relevant promotions and savings, as well as equipping stores with portable scanners to expedite the process of checking shipments from suppliers and to aid in price audits and taking inventory. Costco membership warehouses are linked, and transmit similar information, by satellite to Costco in San Diego, California and Seattle, Washington. Such linkage and transmission, in turn, provide us with information on the operations of Costco membership warehouses.

Capital expenditures for our information systems were Ps.11.3 million in 1999, Ps.20.1 million in 2000 and Ps.20.2 million in 2001.

Restaurants

At December 31, 2001, we had 50 Restaurantes California located in 16 cities in Mexico (28 of which are located in the Mexico City metropolitan area), with an average seating capacity of 222 seats per restaurant. Restaurantes California focus on middle- through upper-income customers and tourists.

In 1999, we opened four units and remodeled one unit. In 2000 we opened eight Restaurantes California and in 2001, we opened 4 Restaurantes California. We intend to open eight new Restaurantes California and remodel two additional units by the end of 2002. Our goal is to increase the number of Restaurantes California throughout Mexico.

Restaurantes California are family-style restaurants serving a wide variety of Mexican and continental cuisine for breakfast, lunch and dinner. These restaurants emphasize high-quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps.85.00 (approximately U.S.$9.1).

Meals at Restaurantes California are prepared fresh when ordered. To differentiate ourselves from our competitors, each Restaurante California also has a buffet and salad bar, and we emphasize sales of buffet-style food, and in some stores "super buffet," which generally have higher gross margins. The buffet sales in relation to total restaurant sales have increased from 49.0% for 1999, 54% for 2000 and 56.3% in 2001. Restaurantes California are designed and built to a standardized format and compete on the basis of their high-quality food and service, cleanliness, attractive architecture and decorations, hand-painted dishes, colorful menus and innovative promotions (such as free buffets for children accompanied by adult and the "Birthdays Don't Pay" campaign).

Restaurantes California have traditionally been located in commercial areas near a Comercial Mexicana store, but are increasingly being operated on a stand-alone basis. In choosing the sites for Restaurantes California, our real estate professionals consider criteria similar to those used in selecting store sites. All products used in the operation of Restaurantes California are delivered directly to the restaurants by suppliers. Restaurantes California generally do not use media advertising. At December 31, 2001, Restaurantes California had 2,516 employees.

Suppliers

We purchase the products frequently carried or used by our stores and restaurants from more than 6,050 suppliers. No single supplier or group of related suppliers accounts for more than 2.8% of the total products purchased by us. Our management believes that the sources and availability of materials for our retail store and restaurant operations are adequate and will continue to be so for the foreseeable future.

Certain suppliers prepare items for us for sale under our private label brand names, and expect that the source and availability of private label products will be adequate in the foreseeable future. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supply were to become unavailable, alternative sources could be obtained without any material disruption of business.

We maintain a centralized purchasing department which specializes in perishables, groceries, clothing and other merchandise through four principal groups. One group within the purchasing department is responsible for the Comercial Mexicana stores, Megas, Bodegas and Sumesas. A second group is responsible for purchasing the products required by Restaurantes California. A third group, consisting of two separate teams of buyers for Costco membership warehouses, is responsible for determining and purchasing the items carried in the Costco membership warehouses. One Costco Mexico purchasing team is located in Mexico and is responsible for purchasing domestic products. The other Costco Mexico purchasing team is located in San Diego, California, operating with the support of Costco. The separate groups of buyers allow each group to focus on the needs of the target customers for the retailing store formats serviced by that group of buyers. These purchasing groups coordinate with one another, sharing information on suppliers and the terms and conditions on products offered by suppliers. The buyers determine the products that will be stocked in our stores and are responsible for maintaining our relationships with our suppliers and negotiating the prices of all goods stocked in our stores and products required by our restaurants. The centralized purchasing department orders approximately 40% of the goods stocked in our stores and most of the balance is ordered by store managers pursuant to the arrangements (including prices) with suppliers negotiated by the central purchasing department.

We seek to obtain the best available terms on price and credit from our suppliers, and cooperate with suppliers in developing advertising and special promotions of products. We believe that communication through our information systems have allowed us to negotiate more effectively with suppliers and that we conduct business with our suppliers on terms which are not less favorable than those generally available in the retail industry. Domestic suppliers are paid in Pesos on terms that vary with the product being purchased. Foreign suppliers are paid in foreign currencies, primarily U.S. dollars.

In 1999, 2000 and 2001 approximately 15.6%, 16.9% and 16.5% respectively, of our sales consisted of products imported from outside of Mexico. In addition, we sell certain imported products which we acquire, at prices denominated in Pesos, from multinational corporations, distributors and wholesalers in Mexico.

Competition

The retail industry in Mexico is highly competitive and is characterized by high inventory turnover and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. Margins at our stores are affected by advertising and promotional expenses that are necessary to maintain our competitive position in our major markets. We compete with numerous local companies and regional and national supermarket and self-service store chains, including Gigante and Soriana, as well as small family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain major United States and international retailers have established joint ventures with Mexican companies or have acquired the majority of shares to control businesses which compete with our stores (for example, Wal-Mart Stores, Inc., or Wal-Mart, controls Walmex). The Costco membership warehouses compete with Sam's Club, a self-service warehouse owned by Walmex, and our hypermarkets and other stores face competition from Auchan. We expect that other United States and international retailers may enter the market in Mexico in the future either through joint ventures or directly. In addition, certain of our stores which are located in the same shopping areas compete with each other. We believe that our principal competitive factors for our stores are location, price, cleanliness, promotion, customer service and quality of merchandise. See "Item 3-Key Information-Risk Factors-Factors Relating to the Company-Competition."

In 2001, we were the second largest retail company in Mexico as measured by net sales. We have a significant presence in the Mexico City metropolitan area and the Central Region, where approximately 76.2% of the selling area of our stores are located as of December 31, 2001.

The restaurant business in Mexico is also highly competitive. Restaurantes California compete with numerous regional and national fast-food restaurant chains, local restaurants and prepared food establishments and street markets. In addition, certain United States fast-food restaurant chains (such as McDonalds, Burger King, Kentucky Fried Chicken, Dominos Pizza and Pizza Hut) have opened restaurants in Mexico. We believe that Restaurantes California compete on the basis of high-quality food, fast service, cleanliness, attractive architecture and decoration and innovative promotion.

Government Regulation

Aspects of the retail restaurant business, including our Restaurantes California operations, are subject to regulation directly or indirectly by various Mexican federal, state and local governmental agencies. The most significant of these agencies are the Secretaria de Economia, or the Ministry of Economy, and the Secretaria de Salud, or Ministry of Health, of Mexico.

The Ministry of Economy regulates the prices at which we can sell some medicines. The Ministry of of Economy also verifies that all imported products have a label in Spanish specifying the product's origin and ingredients and the company importing the product. In addition, pursuant to a system of voluntary price control guidelines under the Mexican Government's economic plan, we may increase prices only in response to price increases agreed upon between industry representatives and the Ministry of Economy. We believe that these price controls do not and will not have a material impact on our operation. See "Item 3-Key Information-Risk Factors-Price Controls Relating to Certain of Our Products."

The Ministry of Health establishes minimum standards for cleanliness of our stores and restaurants. We believe that we are in compliance in all material respects with the regulations of the Ministry of Economy and that our operations meet or exceed all requirements imposed by the Ministry of Health.

We maintain licenses, such as licenses to sell liquor, which are granted by governmental agencies and which we consider important to our business.

Our compliance with Mexican federal, state and local provisions that regulate the discharge of materials into the environment has not had and is not expected to have a material effect upon our capital expenditures, earnings or competitive position.

Trademarks

We own and use various trademarks in our business, the most important being "Comercial Mexicana," "Bodega Comercial Mexicana," "Sumesa," "Mega Comercial Mexicana," "Restaurantes California," and the pelican symbol identified with our stores. In addition, the Costco Mexico joint venture has a license from Costco to use in Mexico the service marks "Price Club", "Price Costco" and "Costco". We actively protect our intellectual property rights.

Following is a list of our significant subsidiaries, all of which are incorporated in Mexico:

	Activity as of December 31, 2001	Percentage Ownership as of December 31, 2001
Subsidiary holding companies:
Comercial Mexicana, S. A. de C.V.	Operate a chain of 134 stores.	99%
Super Mercados, S. A. de C. V.	Operate a chain of 18 stores.	99%
Restaurantes California, S.A. de C.V.	Operate a chain of 50 restaurants.	99%
Costco de Mixico, S. A. de C. V.	Operate a chain of 20 membership warehouse stores	50%
Subsidiary real estate companies:
Real estate subsidiaries	Operate as a real estate group.	99%
Subsidiary service companies:
Subsidiary service companies	Operate as a services group.	99%

The Company consolidates the accounts of all of its majority owned subsidiaries. See Note 18 of our Financial Statements.

The Company's investment in Costco Mexico meets the joint control criteria discussed in Internation Accounting Standard No. 31. Accordingly, we report under the proportionate consolidation method.

Property, Plant and Equipment

Our properties primarily consist of different store formats, restaurants and distribution centers, most of which are located in Mexico City. In addition, as of December 31, 2001, we had approximately 9.2 million square feet in land reserve. Our principal executive offices are located in Mexico City.

We currently operate a 377,000 square feet distribution center in Mexico City. Since 1994, we have rented a distribution facility of 417,000 square feet located in Mexico City, which we use to distribute primarily private label products and imported merchandise. Merchandise is shipped from the distribution centers to our retail stores primarily by independent shipping companies as well as Company-owned trucks. The Costco Mexico joint venture operates a distribution center of 538,000 square feet for Costco Mexico operations.

We own, develop and lease real estate to support our operations and expansion plans. We continuously study potential new locations and make decisions regarding new stores and restaurant locations based on, among other things, the location's population, income demographics, traffic, public transportation, access to streets, zoning and other services and facilities. The Costco Mexico joint venture uses similar criteria to select suitable real estate for its operation.

As of December 31, 2001, we owned approximately 75.9% of the land on which our stores are located, and own the land on which 29 of the 50 Restaurantes California are located. Substantially all of the remaining land on which our stores and restaurants are located is leased from independent third parties. Leases generally have a 10 to 15 year term, with one or more options to extend or renew. Approximately 85% of our stores and restaurants which lease land (representing 27% of our total stores and restaurants) have leases which will expire between 2000 and 2010. The lease agreements for the stores and restaurants generally provide for rent payments calculated as a percentage of monthly net sales, ranging from 1.5% to 2.5%, with a minimum guaranteed rental. Given the high cost of property in the Mexico City metropolitan area and the increased availability of leasehold interests, we intend to emphasize renting the properties on which we build new stores and restaurants. When we purchase additional real property in the future, we plan to make these acquisitions through a combination of new financing arrangements and cash from operations.

The following table sets forth our owned and rented retail space by total area, percentage of total area and number of our stores at December 31, 2001.

At December 31, 2001
	Total Selling Area (in sq.ft.)	Percentage Total Area	Number of Stores
Owned properties	9,108,520	75.9%	105
Leased properties	2,889,438	24.1%	67
Total	11,997,958	100.0%	172

The following table sets forth our owned and rented retail space by store format, total area and number of stores at December 31, 2001.

At December 31, 2001
Store Format	Owned	Leased	Total	Total Selling Area
Comercial Mexicana	42	31	73	4,927,035
Bodega	20	16	36	2,027,639
Mega	22	3	25	2,700,275
Sumesa	4	14	18	170,220
Costco Mexico	18	2	20	2,172,790

Our real estate subsidiaries have also engaged in the development of shopping centers in which Comercial Mexicana stores have participated as anchor tenants, with the remaining floor space being leased to third parties. Currently we have over 1,473 commercial tenants, with approximately 1,613,627 square feet under lease, from which we receive income.

We have a land reserve of unimproved land for future development of approximately 7.8 million square feet in the Central Region, the Mexico City metropolitan area and other cities in Mexico, which management expects will be sufficient for substantially all of our expansion plans for 2002 and 2003 whether or not economic conditions in Mexico continue to improve. Because it is increasingly difficult to locate, at economical prices, the larger plots of land suitable for store sites, we are increasingly looking at land outside of Mexico City, primarily in the suburbs of Mexico City and the Central Region.

Insurance

We maintain all risk and first loss insurance policies (including insurance for losses resulting from hurricanes and earthquakes) and business interruption insurance with an insurance value up to Ps.22.7 billion (calculated on the basis of the maximum foreseeable loss) with a maximum per claim of Ps.1.9 billion (calculated on the basis of the maximum foreseeable loss) per location, and a limit up to Ps.5.8 billion per event. The fixed assets at each of our locations are covered on a replacement cost of market value basis. We also maintain a transit insurance policy that protects against loss for shipment up to Ps.8.5 million per shipment. We maintain comprehensive liability insurance policies with an insured limit of up to Ps.300.0 million per event per location.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Financial Statements and notes thereto included elsewhere in this annual report. Our Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 19 to our Financial Statements provides a description of the relevant differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income for the years ended December 31, 1999, 2000 and 2001 and stockholders' equity as of December 31, 2000 and 2001. In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under "Key Information - Risk Factors" in evaluating us and our business.

General

CCM is a Mexican company which maintains its financial records in Pesos. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. The presentation of financial information in constant Pesos is intended to recognize certain effects of inflation on the Financial Statements and to permit comparisons between comparable periods in comparable monetary units. The result of this adjustment is that growth rates between periods are stated in "real" terms, eliminating the general effects of inflation. Except where otherwise indicated, financial data for all periods in the Financial Statements and throughout this Annual Report have been restated in constant Pesos with purchasing power as of December 31, 2001. See Note 3 to the Financial Statements. References in this Annual Report to "real" amounts are to inflation-adjusted numbers and "nominal" amounts are to unadjusted numbers. Unless otherwise specified, all growth rates in the following discussion are stated in real terms.

Mexico experienced inflation in certain of the periods covered by the Financial Statements. In 1999, 2000 and 2001 the annual rates of inflation in Mexico, as measured by changes in NCPI, were 12.3%, 9.0% and 4.4% respectively.

Bulletin B-10 requires us to restate non-monetary assets with the exception of inventories and fixed assets of non-Mexican origin, using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), or NCPI. Inventories are stated at cost using the retail method, which is equivalent to replacement cost. The cost of sale is restated using methods that recognize the replacement cost of merchandise at the time of sale (last-in, first-out).

In accordance with Bulletin B-10 we are required to report, as a gain or loss on our net monetary position, the effects of inflation on our monetary assets and liabilities. This net amount reflects the gain or loss arising from holding net monetary liabilities or assets in an inflationary period because over time a monetary liability can be settled for units of less purchasing power whereas a monetary asset decreases in value in real terms.

All amounts in the following discussion include the operations of Restaurantes California and other operations (which represented in the aggregate approximately 1.3% of net sales for the year ended December 31, 2001).

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated, the percentage that the Mexican Peso devalued or appreciated against the U.S. Dollar, the Mexican inflation rate, the U.S. inflation rate, the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous year and the percentage change in the Mexican retail sector as compared to the previous year.

Year ended December 31,
	1999	2000	2001
Devaluation (appreciation) of the Mexican Peso as compared to the U.S. Dollar(1)	(4.1)%	1.6%	(5.1)%
Mexican inflation rate(2)	12.3	9.0	4.4
U.S. inflation rate	2.7	3.4	2.9
Increase (decrease) in Mexican gross domestic product	3.7	6.9	(0.3)
Increase in the Mexican retail sector(3)	5.2	7.5	6.9

(1) Based on changes in the Representative Rate, at the beginning of each period, which were as follows: Ps.9.500 per U.S. Dollar as of December 31, 1999; Ps. 9.6500 per U.S. Dollar as of December 31, 2000 and Ps.9.1600 per U.S. Dollar as of December 31, 2001.
(2) Based on changes in the NCPI from the previous period, as reported by Banco de Mexico.
(3) As reported by the National Association of Self-service and Department Stores, or ANTAD.

The general condition of the Mexican economy, inflation and high interest rates have adversely affected, and may in the future adversely affect, our financial conditions and results of operations in the following manner:

* As of December 31, 2001, approximately U.S.$130.0 million of our outstanding indebtedness was denominated in U.S. Dollars, of which U.S.$50.0 million represents forward contracts. See "-Liquidity and Capital Resources." Our only U.S. Dollar-denominated monetary asset as of December 31, 2001 was U.S.$23.2 million of cash.
* Inflation also affects consumer demand, our ability to raise prices, supplier price, employment rates, competitive factors and consumer purchasing power.

See "-Results of Operations," "-Comparison of Fiscal Years Ended December 31, 2001 and December 31, 2000-Net Sales" and "-Integral Results of Financing," "Liquidity and Capital Resources" and "-Recent Operating Results."See also "Item 3. Key Information-Risk Factors-Risks Factors Relating to Mexico-Mexican Governmental, Political, Economic and Social Factors" and "-Currency Fluctuations and Exchange Controls" and "Item 10. Other Information-Exchange Controls and Restrictions on Foreign Investment."

Critical Accounting Policies

We prepare our consolidated Financial Statements according to accounting principles generally accepted in Mexico. As a result, we are required to make certain estimates, judgements and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include:

Inventories

Inventories are valued under the retail inventory method, or RIM. Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. The use of RIM results in an inventory valuation at the lower of cost or market when markdowns are currently taken as a reduction of the retail value of inventories.

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-ups, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. To reduce the potential for distortion in the valuation of inventory, the Company's RIM utilizes four different categories (Groceries, General Merchandise, Clothing and Perishables) divided into several sections or departments in which similar classes of merchandise inventories are valued under the same standards.

Revenue recognition

Our principle source of income is derived from sales to customers in the self- service supermarket/general merchandise stores. Revenue is recognized at the point of sale, except for the layaway transactions that are recognized when the customer satisfies all payment obligations and takes possession of the merchandise. Defective merchandise returned by customers is either returned to the supplier of is change and reimbursement is sought from the supplier. Supplier allowance and discount received by the Company are included in the income statement when the purpose for which those monies were designated is fulfilled.

Discounts, price reductions and sales returns are netted out of the net income .We monitor our revenue recognition figures using a variety of tools. One of our most important tracking tools are the daily revenue reports received by the stores which are reconciled with register reports and receipts. This information is gathered at the store level, then combined and reviewed in our central accounting department, in order to identify any possible distortion.

Accounting for income taxes

In the preparation of our consolidated Financial Statements we are required to estimate our expected income taxes. This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred asset and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred as assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include a charge against the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax asset. The valuation allowance is based on our estimates of taxable income and the period over which our deferred tax asset will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are recorded at cost and are depreciated on straight-line basis over the estimated useful lives of such assets. Changes in circumstances can result in the actual useful life differing from previous estimates.

Property, equipment and leasehold improvements, including buildings, store fixtures, electronic equipment, leasehold improvement and machinery and equipment, are reviewed by the Company annually or whenever events or changes in circumstances indicate that the carrying amount of any of such assets may not be recoverable.

Results of Operations

General

The following table sets forth income statement data for the years ended December 31, 2001, 2000 and 1999 as presented in our Financial Statements, expressed as a percentage of consolidated net sales.

Year Ended December 31,
	2001(1)	2000 (1)	1999 (1)
Net sales	100%	100%	100%
Cost of sales	(81.0)	(80.9)	(80.8)
Gross profit	19.0	19.1	19.2
Operating expenses:
Selling (net of depreciation and amortization)	(11.8)	(11.3)	(11.0)
Administrative (net of depreciation and amortization)	(2.1)	(2.4)	(2.6)
Depreciation and amortization	(2.1)	(1.9)	(1.8)
Total operating expenses	15.9	15.6	15.4
Operating income	3.1	3.5	3.9
Integral results of financing:
Interest expense	(0.8)	(0.7)	(0.9)
Interest income	0.2	0.2	0.3
Gain from repurchase of Senior Notes	0.0	0.0	0.0
Foreign exchange loss, net	(0.1)	(0.2)	0.3
Gain from monetary position	0.7	1.4	2.1
Total integral results of financing	0.0	4.2	1.8
Other income (expense) and special item (2)	(0.1)	(0.5)	(0.5)
Provisions for:
Income tax and asset tax	(0.1)	(0.4)	(0.5)
Employees' profit sharing	0.0	0.0	0.0
Deferred income taxes	(0.6)	(0.4)	0.0
Income before minority interest	2.3	3.5	4.6
Minority interest	0.0	0.0	0.0
Net income	2.3%	3.5%	4.6%

(1) Columns may not add due to rounding.

Segment Disclosures

Our business is operated in three segments: (1) the CCM Group, which includes the Comercial Mexicana, Bodega and Mega supermarkets, and comprises our core business (2) the Costco Mexico Group, which operates Costco Mexico, our joint venture with Costco Companies, Inc., and (3) the Other Group, which includes Restaurantes California and our Sumesa stores. Operating decisions are made separately for Costco Mexico. Under Mexican GAAP, segment disclosure must be made in respect of net sales, revenues from external customers, depreciation and amortization, net income and certain balance sheet items. Information about our reportable segments is provided below.

As of and for the year ended December 31, 2001(1) (2)
	CCM Group	Costco Mexico Group	Other Group	Eliminations(3)	Total
Revenue from external customers	Ps 26,620,528	Ps 10,638,450	Ps 1,123,250	Ps (5,319,225)	Ps 33,063,003
Inter-segment revenues	269,877	-	-	(269,877)	-
Depreciation and Amortization	577,840	180,062	15,285	(90,031)	683,156
Interest expense	247,442	16,944	1,189	(8,472)	257,103
Interest income	32,576	33,598	6,171	(16,799)	55,546
Income taxes(4)	183,617	66,024	35,747	(33,012)	252,376
Extraordinary gain	-	-	-	-	-
Net income	590,650	290,206	23,497	(145,103)	759,250
Long-lived assets	Ps 12,693,035	Ps 3,841,696	Ps 441,198	Ps (1,920,848)	Ps 15,055,081
Significant liabilities	4,305,437	1,334,146	117,305	(667,073)	5,089,815
Capital expenditures	861,775	423,278	67,201	(211,639)	1,140,615

As of and for the year ended December 31, 2000(1) (2)
	CCM Group	Costco Mexico Group	Other Group	Eliminations(3)	Total
Revenue from external customers	Ps 27,222,574	Ps 9,404,965	Ps1,076,694	Ps (4,702,482)	Ps 33,001,752
Inter-segment revenues	240,468	-		(240,468)	-
Depreciation and amortization	564,408	128,274	13,860	(64,137)	642,405
Interest expense	237,623	14,714	679	(7,357)	245,659
Interest income	40,741	17,921	5,228	(8,960)	54,930
Income taxes(4)	74,678	(18,290)	12,577	9,145	78,110
Extraordinary gain	292	-	-	-	292
Net income	930,308	340,717	50,117	(170,358)	1,150,784
Long-lived assets	Ps 12,754,305	Ps 3,421,261	Ps 119,133	Ps (1,710,630)	Ps 14,584,069
Significant liabilities	5,002,588	1,262,621	71,510	(631,310)	5,705,409
Capital expenditures	994,344	454,012	86,753	(227,006)	1,308,103

As of and for the year ended December 31, 1999(1) (2)
	CCM Group	Costco Mexico Group	Other Group	Eliminations(3)	Total
Revenue from external customers	Ps 26,188,966	Ps 7,482,339	Ps 967,996	Ps (3,741,170)	Ps 30,898,131
Inter-segment revenues	223,867	-	-	(223,867)	-
Depreciation and amortization	499,929	117,947	12,369	(58,974)	571,271
Interest expense	252,461	14,028	2,017	(7,013)	261,493
Interest income	77,507	15,664	1,493	(7,832)	86,832
Income taxes(4)	143,188	30,661	884	(15,331)	159,402
Extraordinary gain	1,011	-	-	-	1,011
Net income	1,273,256	212,439	48,883	(106,219)	1,428,359
Long-lived assets	Ps 12,195,948	Ps 3,144,468	Ps 307,175	Ps (1,572,233)	Ps 14,075,358
Significant liabilities	5,198,542	1,057,472	85,056	(528,735)	5,812,335
Capital expenditures	661,718	526,451	64,199	(263,225)	989,143

(1) In thousands of Pesos in purchasing power as of December 31, 2001.
(2) See Note 18 of the Financial Statements.
(3) The elimination column refers to the inter-segment lease revenues of the real estate subsidiaries of CCM and the Costco Mexico and the 50% of Costco Mexico not owned by the Company.
(4) Amounts include current and deferred income tax, asset tax and employee's profit sharing.

Comparison of fiscal years ended December 31, 2001 and December 31, 2000.

As of December 31, 2001, we had 172 stores and 50 restaurants in operation, as compared to 167 stores and 46 restaurants as of December 31, 2000.

In 2001, we opened one Comercial Mexicana store, one Bodega, three Megas, one Costco Membership Warehouse Club, one Sumesa and four Restaurantes California. In addition, five of our retail stores were remodeled and eight Comercial Mexicana stores were converted into five Bodegas and three Mega hypermarkets. The total retail selling area increased 4.0% from 11,552,165 square feet in 2000 to 11,997,958 square feet at the end of 2001. See "Item 4. - Information on the Company-History and Development of the Company".

Net Sales. Net sales increased 0.2% from Ps.33,001.7 in 2000 to Ps.33,063.0 in 2001. Same store sales decreased 3.3% during this period.

The Company's net sales were influenced by an adverse economic environment which resulted in increased unemployment and decreased consumer demand, increased competition and the loss of the contract with the Mexico City government. Divided by segment, the CCM Group had a 2.2% net sales decrease, the Costco Mexico Group has a net sales increase of 13.1%and the Other Group had a 4.3% sales increase.

We attribute the slow growth in sales in the CCM Group to a steady increase in competition in the sector as well as the general slowdown of the Mexican economy. We also attribute the slow growth in this segment to the loss of a significant contract which we held with the local government of Mexico City. The Costco Mexico Group net sales increased primarily as a result of the growing popularity of membership warehouse stores. The increase in the net sales of the Other group result mainly from the financial stability of its customers in economically uncertain times.

Non-food sales as percentage of net sales remained constant at 36.7%.

Sales per square feet decreased 2.0%, to Ps.3,153.6 per square foot in 2001, from Ps.3,218.3 in 2000. Net sales by operating employee increased 16.0% from Ps.1,201.7 thousand per employee in 2000 to Ps.1,393.6 thousand in 2001. This increase was mainly attributable to a reduction in headcount.

Cost of Sales. Cost of sales increased 0.3%, from Ps.26,695.3 million in 2000 to Ps.26,773.4 million in 2001.

Gross profit as a percentage of net sales was 19.0% in 2001, compared to 19.1% in 2000 due to more aggressive promotional campaigns and to the continued increase of participation of the Costco membership warehouses in our total sales. The Costco Mexico Group's gross margin is lower than the gross margin of the CCM Group primarily as a result of bulk sales at the Costco membership warehouses. The Other Group's margins are higher than those of the CCM Group and the Costco Mexico Group, but this Group accounts for a very small portion of the Company's overall gross profits.

Operating Expenses. Total operating expenses increased 2.2%, from Ps.5,149.6 million in 2000 to Ps.5,262.0 million in 2001. Operating costs as a percentage of net sales increased from 15.6% in 2000 to 15.9% in 2001 as a result of salary increases that exceeded the rate of inflation.

Selling expenses (net of depreciation and amortization) increased 4.6%, to Ps.3,893.1 million in 2001, from Ps.3,723.2 million in 2000, representing 11.3% of net sales in 2000 and 11.8% of net sales in 2001, respectively. Selling expenses include mainly salaries, advertising and rents. Selling expenses increased mainly as a result of salary increases and employee bonuses.

Administrative expenses (net of depreciation and amortization) decreased 12.5%, to Ps.685.7 million in 2001, from Ps.783.8 million in 2000, representing 2.4% of net sales in 2000 and 2.1% of net sales in 2001. Administrative expenses decreased mainly as a result of reductions in salary expenses which resulted from a reduction in administrative employees, leasing payments, energy and maintenance expenses.

Depreciation and amortization increased 6.3%, to Ps.683.2 million in 2001, from Ps.642.4 million in 2000, representing 2.0% of net sales in 2000 and 2.1% of net sales in 2001, as a result of the new store openings. Depreciation and amortization in the CCM Group increased by 2.4%, to Ps.577.8 million in 2001 from Ps.564.4 million in 2000, while depreciation and amortization in the Costco Mexico Group increased by 40.4%, to Ps.180.1 million in 2001 from Ps.128.3 million in 2000. The Other Group had a 10% increase in depreciation and amortization, from Ps. 13.9 million in 2000 to Ps. 15.3 million in 2001.

As a result of the above, operating income decreased 11.2%, to Ps.1,027.6 million in 2001, from Ps.1,156.9 million in 2000, representing 3.1% and 3.5% of net sales in 2001 and 2000, respectively.

Integral Results of Financing. Interest expense increased 20.8%, to Ps.296.8 million in 2001, from Ps.245.7 million in 2000, mainly as a result of an increase in banking commissions payments we incurred in connection with our "Seven Months Interest-Free" promotion as well as the recognition of the interest expense of certain interest rate hedging activities. See "Business Overview-Marketing" and "Quantitative and Qualitative Disclosures About Market Risk". The weighted average effective interest rate on our debt was 8.0% in 2001 compared to 9.0 in 2000 (including, in each case, additional amounts currently payable in respect of certain Mexican withholding taxes). See Note 8 regarding the Company's debts in 2000 and 2001, "Liquidity and Sources of Financing".

Interest income increased 0.6%, to Ps.55.5 million in 2001, from Ps.55.2 million in 2000, despite the decrease in nominal interest rates. Such change was due primarily to better cash flow management. See "Cash Policy".

During 2001 we recognized foreign exchange gains of Ps.22.4 million compared to Ps.54.4 million foreign exchange loss in 2000, mainly due to 5.1% appreciation of peso against dollar in 2001 as compared to a 1.6% depreciation in 2000.

Gain from monetary position decreased 51.7% from Ps.474.0 million in 2000 to Ps.228.8 million in 2001 due mainly to a lower inflation rate of 4.4% in 2001 as compared to 8.9% in 2000.

As a result of the above, integral results of financing decreased 95.7% from $229.2 million in 2000 to $9.9 million in 2001.

Other (Expense).Other expenses decreased 88.2%, from Ps.149.4 million in 2000 to $17.6 million in 2001. This decrease resulted from our sale of certain permanent investments.

Taxes and Employees' Profit Sharing. In 2001, we paid Ps.23.8 million in asset tax and Ps.14.2 million in income tax as compared to Ps.125.5 million asset tax and Ps.10.8 million in income tax in 2000.

As a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate (35%) will be reduced annually to a nominal rate 32% in 2005. Deferred taxes reflects a net variation of 403.0% (including the gain on monetary position through the initial deferred income tax effect) from Ps.70.3 million credit in 2000 to Ps.212.8 million expense during 2001. See Note 15 to our Financial Statements.

Our provision for employees' profit sharing payment decreased from Ps.12.1 million in 2000 to Ps.1.6 million in 2001, representing 1.0% and 0.2% of profit before taxes in 2000 and 2001, respectively, as a result of the decrease in net income.

Minority Interest. Participation of minority stockholders in the subsidiaries profits and losses reflects that part of the subsidiaries' operation losses and profits corresponding to third parties.

Net Income. As a result of the above, net income decreased 34.0% from Ps1.150.8 million during 2000 to $759.3 million during 2001. Net income as percentage of net sales was 3.5% during 2000 compared to 2.3% during 2001. Divided by segment, the CCM Group's net income decreased by 36.5%, to Ps. 590.6 million in 2001 from Ps. 930.3 million in 2000. In the Costco Mexico Group net income decreased by 14.8%, to Ps. 290.2 million in 2001, from Ps.340.7 million in 2000. In the Other Group, net income decreased 53.1% from Ps. 50.1 million in 2000 to Ps. 23.5 million in 2001.

Comparison of fiscal years ended December 31, 2000 and December 31, 1999.

At the end of 2000, we had 167 stores and 46 restaurants in operation, while at the end of 1999 there were 158 stores and 39 restaurants.

In 2000, we opened two Mega hypermarkets, seven Comercial Mexicana stores, two Bodega Comercial Mexicana discount stores, two Costco membership warehouses clubs and 8 Restaurantes California. In addition, three Comercial Mexicana stores, two Mega hypermarkets, one Costco membership warehouse club, two Sumesa supermarkets, one Bodega Comercial Mexicana discount store and one Restaurante California were remodeled. One Comercial Mexicana store was converted into a Mega hypermarket and another two into a Bodega discount stores. The retail selling area increased by approximately 7.8% to 11,552,165 square feet in 2000 from 10,713,159 square feet in 1999.

Net Sales. Net sales increased 6.8% to Ps.33,001.8 million in 2000, from Ps.30,898.1 million in 1999. The growth in net sales was a result of a 2.6% increase in same store sales, as well as a 4.2% increase in net sales from stores opened during 2000. Divided by segment, the CCM Group had a 3.9% net sales increase and the Costco Mexico Group had a 25.7% increase in net sales and the Others Group had a 11.2% increase in net sales.

We attribute the slow growth in the CCM Group to a stronger competitive environment, in addition to the fact that price increases in perishables during 2000 were lower than the National Consumer Price Index. This slow growth is also a result of conservative consumers' behavior during the second half of 2000. Conversely, the Costco Mexico Group growth is primarily due to the strengthening of the peso against the dollar that has promoted an increase in consumption of durable goods and big ticket items, such as electronics, appliances and furniture, and to the opening of two new Costco membership warehouses in 2000. We believe the Others Group's strong performance was due to improved customer service amenities, including a salad bar and buffet.

We also continued promoting in the CCM Group the lay-away system under which customers can purchase general merchandise by paying installments at agreed-upon intervals. During 1999, a special program was implemented with Comercial Mexicana credit card holders, in which the holders are invited to take advantage of special bargains offered specifically for them. However, the number of credit cards was reduced by 6.2%, to 384,526 holders in 2000, from 410,157 holders in 1999. Comercial Mexicana credit card sales represented 3.0% of the total sales in 2000, compared to 3.8% in 1999. This decrease resulted primarily from the decline in both consumer spending and Mexico's general economic activity during the second half of 2000. During 2000, we continued to boost general merchandise sales in the CCM Group through our promotional campaigns, despite the fact that, during 2000, consumer credit continued to be restricted by high interest rates. We currently do not intend to promote additional credit programs in the Costco Mexico Group or the Other Group.

Sales per square foot increased by 0.8%, to Ps.3,219.0 million in 2000, from Ps.3,193.7 million in 1999, principally reflecting Costco Mexico Group's and the Other Group's sales growth described above.

Cost of Sales. Cost of sales increased by 7.0%, to Ps.26,695.3 million in 2000, from Ps.24,957.5 million in 1999. Our gross profit as a percentage of net sales was 19.1% in 2000, compared to 19.2% in 1999. The decrease in this concept mainly reflects the increase on participation of the Costco Joint Venture and Others Group in the total sales of the group. Costco Mexico Group's gross margin is lower than the gross margin of the CCM Group, as a result of bulk sales at the Costco membership warehouses. The Other Group's margins are higher than those of the CCM Group and the Costco Mexico Group, but this Group accounts for a very small portion of the Company's overall gross profits.

Operating Expenses. Total operating costs increased by 8.4%, to Ps.5,149.6 million in 2000, from Ps.4,749.6 million in 1999. Operating costs as a percentage of net sales showed an increase of 15.6% in 2000 compared to 15.4% in 1999.Net sales per operating employee decreased by 3.1%, to Ps.1.20 million per operating employee in 2000, from Ps.1.24 million per operating employee in 1999.

Selling expenses (net of depreciation and amortization) increased by 10.1%, to Ps.3,723.4 million in 2000, from Ps.3,381.5 million in 1999, representing 11.0% of net sales in 2000 and in 1999. Selling expenses include salaries, advertising, and rents. The increase in this category was mainly due to the increase in salaries paid to employees of new stores and rents paid to third parties.

Administrative expenses (net of depreciation and amortization) decreased by 1.6%, to Ps.783.7 million in 2000, from Ps.796.5 million in 1999, representing 2.4% of net sales in 2000 and 2.6% of net sales in 1999. Administrative expenses decreased mainly as a result of reductions in equipment leases, and maintenance expenses, among other items.

Depreciation and amortization increased by 12.5%, to Ps.642.4 million in 2000, from Ps.571.3 million in 1999, representing 2.0% of net sales in 2000 and 1.9% of net sales in 1999. The increase was a result of the new openings of stores. Depreciation and amortization in the CCM Group increased by 12.9%, to Ps.564.4 million in 2000, from Ps.499.9 million in 1999. The Costco Mexico Group increased by 8.8%, to Ps.128.3 million in 2000 from Ps.117.9 in 1999. This increase in depreciation in the Costco segment resulted primarily from the opening of 2 units during 2000. In the Others Group, depreciation and amortization increase 12.0% from Ps. 12.4 million in 1999 to Ps. 13.9 million in 2000. This increase was the result of the opening of eight new Restaurantes California.

As a result of the above, operating income decreased by 2.9%, to Ps.1,156.9 million in 2000, from Ps.1,191.0 million in 1999, representing 3.5% and 3.9% of net sales in 2000 and 1999, respectively.

Integral Results of Financing. Interest expense decreased by 6.0%, to Ps.245.7 million in 2000, from Ps.261.5 million in 1999. In 2000 interest expense included interest on the U.S.$100.0 million principal amount of the 9.375% Senior Notes due 2005, or the Senior Notes, the 130 million UDI's direct loan due 2002 and a direct bank loan of U.S.$33 million due 2000. Interest expense decreased, primarily as a result of the reduction of our total debt during 2000. The weighted average effective interest rate on our debt was 9.0% for each of 2000 and 1999 (including, in each case, additional amounts currently payable in respect of certain Mexican withholding taxes). See Notes 2, 3 and 8 to the Financial Statements.

Interest income decreased by 36.8%, to Ps.55.2 million in 2000, from Ps.87.8 million in 1999. Such change was due mainly to the decrease in nominal interest rates and the decrease in average invested cash during 2000 compared to 1999.

During 2000 and 1999 we repurchased and canceled Senior Notes with a face value of U.S.$1.5 million and U.S.$2.5 million, respectively, at an average discount of approximately 2.0% and 7.5%, respectively, generating a gain of Ps.0.3 million and Ps.1.0 million in 2000 and 1999, respectively. See Note 8 to the Financial Statements.

During 2000 the devaluation of the Peso compared to the dollar generated foreign exchange loss of Ps.54.4 million, compared to a Ps.94.3 million gain in 1999, due mainly to a 1.6% devaluation of the peso against the dollar during 2000, compared to a 4.1 % appreciation during 1999.

Gain from monetary position decreased to Ps.474.0 million in 2000 compared to Ps.639.4 million in 1999. This decrease was mainly due to an inflation rate of 8.9% during 2000, compared to 12.3% rate recorded during 1999.

As a result of the above, integral results of financing decreased to Ps.229.2 million in 2000 compared to an income of Ps.560.0 million in 1999.

Other (Expense). Other expenses decreased by 4.7%, to Ps.149.4 million in 2000, from Ps.156.8 million in 1999. This decrease in 2000 was due to the reduction in fixed assets write-offs. In 1999, other expenses included write-offs of computer and store equipment which were not Y2K compliant, as well as other fixed assets, expenses associated with store remodeling, and other miscellaneous expenses which were partially offset by income related to tax refunds and value added tax and other income generated by an adjustment to restate the value of the Company's investment in Banacci, as well as the sales of fixed assets and other miscellaneous income items.

Taxes and Employees' Profit Sharing. In 2000, we paid Ps.125.5 million in asset tax and Ps.10.8 million in income taxes in connection with income generated by certain subsidiaries that are not consolidated for fiscal purposes. In 1999, we paid Ps.144.4 million in asset tax and Ps.7.2 million in income tax in connection with income generated by certain subsidiaries that are not consolidated for fiscal purposes.

In May 1999, the Mexican Institute of Public Accountants, or MIPA, issued a revised Bulletin D-4, "Accounting for Income Tax, Assets Tax and Employees' Profit Sharing." Effective in January 1, 2000, we adopted the provisions of the revised bulletin D-4. We switched from the partial liability method to the comprehensive assets and liabilities method, which consists of calculating deferred income tax by applying the respective income tax rate to temporary differences between the accounting and tax values of assets and liabilities at the financial statement date. As a result of the adoption of this new D-4, we recognized credit to income in the amount of Ps.130.6 million.

Net Income. As a result of the above, net income decreased by 19.4%, to Ps.1,150.8 million in 2000, from Ps.1,428.4 million in 1999. Net income as a percentage of net sales was 3.5% for 2000, as compared to 4.6% for 1999. For the CCM Group, net profit decreased by 26.9%, to Ps.930.3 million in 2000, from Ps.1,273.3 million in 1999. This decrease in net profit primarily was result of an increase in expenses, mostly in salaries paid to employees of new stores, depreciation and rents paid to third parties. In the Costco Mexico Group, net income increased by 60.4%, to Ps. 340.7 million in 2000, from Ps.212.4 million in 1999. This increase in net income was a result of better cost control during 2000 compared to 1999 and to a better absorption of operating expenses due to the significant sales growth of the Costco Joint Venture. In the Others Group, net income increase 2.5%, to Ps. 50.1 million in 2000 from Ps. 48.9 million in 1999. This increase mainly reflects in reduction in headcount and increased sales.

Liquidity and Capital Resources.

Liquidity.

In the past the Company's liquidity has generally been provided by the cash generated from operations and occasionally by short-term loans that are generally paid before the year-end. In order to finance its growth, the Company has obtained funds through issuances of debt and capital. Interest expense in 2001, 2000 and 1999 was Ps.158.1 million, Ps.177.2 million and Ps.203.3 million, respectively.

The following table sets forth a description of our outstanding indebtedness as of December 31, 2001:

	2001	2000
U.S.$ 100 million Senior Notes, at a fixed interest rate of 9.375% payable semi-annually due 2005. (1)	Ps 916,000	Ps 1,007,460
U.S.$20 million forward agreement maturing in 2005 (2)	30,830	-
Direct loan of U.S.$30 million, maturing semi-annually from June 2003 to December 2004, at a fixed interest rate LIBOR + 1.75 payable semi-annually	274,800	-
Forward agreement of U.S.$30 million maturing in 2002 (3)	8,897	-
172.9 million UDI debentures, due 2010, at a fixed interest rate of 8%, payable semi-annually.(4)	528,257	525,125
Direct loan of 90 million UDI's at a fixed interest are of 9.10%, due 2002.(5)	-	273,344
	1,758,784	1,805,929
Less:
Short-term forward contract	8,897	-
Total long-term debt	Ps 1,749,887	Ps 1,805,929

(1) In April 1998, the Company issued U.S.$130 million Series B unregistered bonds at a fixed interest rate of 9.375% . Interest on these bonds is payable semi-annually in April and October of every year beginning October 1998. Beginning April 2003, the Company has the option to repurchase these bonds, partially or fully, at 104.5% of their nominal value, and 102.25% twelve months after that date. The agreement for this bond has certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined) to: (i) incur additional indebtedness; (ii) make certain restricted payments (iii) allow restrictions on distributions from Restricted Subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its Restricted Subsidiaries; and (ix) merge or consolidate with any other entity. Additionally the Company will be required to make an offer to purchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of the purchase with the proceeds of certain asset sales. During 2000 and 1999, the Company repurchased U.S.$ 1.5, and U.S.$ 2.5 million Notes (fair value), which were cancelled in 2000 and 1999, respectively.
(2) On February 28, 2001 we renegotiated the forward agreement for the purchase of U.S.$20 million effective from March 1, 2001 to April 14, 2005, when we will be obligated to pay the Mexican peso equivalent of 74,004,278 UDIs.
(3) In December 2001, the Company entered into a forward contract for the purchase of U.S.$30 million at the exchange rate of Ps. 9.85 per dollar, effective from December 3, 2001 to December 27, 2002, provided that the exchange rate does not rise above Ps. 11.25 per dollar during the term of the contract. If the exchange rate were to rise about Ps. 11.25 per dollar, our obligations under this contract would be terminated.
(4) In December 2000, the Company established an UDI-indexed, peso-denominated debenture program pursuant to which it could issue debentures in an aggregate amount of up to 500 million UDIs. Under this program, the Company issued debentures with a face value of 172.9 million UDIs with a fixed interest rate of 8%, payable semi-annually over a ten year term. The contract includes restrictive covenants which (i) limit our ability to (a) issue additional debt; (b) incur encumbrances; (c) enter into or effectuate mergers, spin-offs or sale of assets; and (d) pay dividends; and (ii) require that we maintain a certain degree of priority (guarantee).
(5) The Company settled this loan in March 2001. In October 1999, a debt in dollars was refinanced with a direct loan of UDIs at an 11.6% fixed annual interest rate, payable monthly. In December 2000, the Company made a partial payment in the amount of 40 million Investment Units (UDI's) and restructured the remaining debt by reducing the interest rate to 9.10% and in March 2001. The Company settled the loan in advance.

During 2001, 2000 and 1999, the Company paid Ps.158,113, Ps.177,264 and Ps.203,335, respectively, of interest on debt. In the event the Company is unable to secure financing on similar terms in the future, it may be required to pay higher interest rates. Severe devaluation of the Mexican peso may have a material adverse effect on the Company's result. We cannot predict that effect, however, this may affect the ability of the Company to meet it is debt and interest payments and our ability to obtain imported goods.

As of December 31, 2001, 2000 and 1999 the Company was in compliance with all its payments and its debt covenants.

The management of our trade payables and inventory is also an important source of financing. In 2000 and 2001 the excess of the average length of days payable for our trade payables exceed the average number of days inventory decreased from 9 in 2000 to 5 in 2001.

At December 31, 2001 and 2000, we had an aggregate of over Ps.4,427 million and Ps.2,964 million respectively of credit available through unused uncommitted lines of credit with nine banking institutions in 2001 and eleven in 2000, under which we may borrow in pesos or, at our option, in U.S. dollars (converted into pesos at the exchange rate in effect at the time of the borrowing). The terms and conditions of such lines of credit will be determined at the time when they are utilized. We renew our bank lines of credit on a yearly basis, and these credit lines do not contain any financial covenants.

Resources from operation activities amounted to Ps.731.5 million in 2001 and Ps.1,755.9 million in 2000. Inventories decreased 5.1% to Ps.3,867.5 million at December 31, 2001 from Ps.4,073.0 million at December 31, 2000. Inventory remained in our warehouse an average of 52 days in 2001 and 48 days in 2000. The average number of days payable for our trade payables decreased to 56 days in 2001 from 57 days in 2000.

Assets Investments

The following tables sets forth our Assets Investments for each of the three years ended December 31, 2001 and the budgeted investments for 2002.

Year ended December 31(1),
	1999	2000	2001	2002 (2)
(millions of constant Pesos as of December 31, 2001, except for 2002 amounts which are in nominal Pesos)
Real estate	645.4	473.7	559.0	837.8
Store fixtures(3)	331.9	813.4	561.4	434.9
Information systems	11.9	21.0	20.2	18.3
Total	Ps.989.2	Ps.1,308.1	Ps.1,140.6	Ps.1,291.0

(1) Capital expenditures exclude Ps.263.2 in 1999, Ps.227.0 in 2000 and Ps.261.1 in 2001 contributed by the Costco membership warehouses to the Costco Mexico joint venture.
(2) Represents budgeted amounts for the year ending December 31, 2002.
(3) Represents store fixtures and other equipment expenditures.

Assets investments for $1,140.6 million in 2001 were financed with resources obtained from operations. The plans of the Company for 2002 are contingent due to the economic situation of the country and to the Company's potential to generate enough cash flow to finance such investments.

We currently plan to finance our assets investments for 2002 mainly from cash flow from operations. Although we expect that enough financing will be available, we cannot assure you that there will be adequate cash flow from operations in order to accomplish the investments planned. We are also responsible for financing 50% of the new Costco warehouses.

We currently plan to invest U.S.$135 million in new projects during next year. We expect to open 17 units as follows: one Comercial Mexicana, two Bodegas, two Megas, one Sumesa, three Costco membership warehouses and eight Restaurantes California. We intend to continue remodeling units and intend to start construction on our new state-of-the-art distribution center. We expect that this new distribution center will require an investment of between U.S. $40 and $45 million over the next nine months. Resources used for this expansion program will be obtained exclusively from the cash flow. See "Business Description -Description of Principal Assets".

New Mexican and U.S. Accounting Standards

In December 2001, the MIPA issued Bulletin C-9, "Liability, Provisions, Contingent Assets and Liabilities, and Commitments." Bulletin C-9 provides guidance for the valuation, presentation and disclosure of liabilities and provisions (other than income taxes, employee benefit plans, financial instruments to be valued on a fair value basis and asset allowances), including contingent assets and liabilities, as well as disclosure guidelines for commitments incurred by an entity as a part of its operations. Bulletin C-9 will be effective for fiscal years beginning after January 1, 2003 with earlier adoption allowed.

In January 2002, the MIPA issued Bulletin C-8, "Intangible Assets," which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a definition of research and development costs requiring that only development costs can be deferred to future periods. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they can be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be tested for impairment annually. Intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are effective for fiscal years beginning after January 1, 2003, although early adoption is recommended.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. Management has assessed the impact of the adoption of SFAS 141 on its consolidated financial statements and believes the impact will not be material.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supersedes APB opinion No. 17, "Intangible Assets". Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged and generally are to be applied prospectively. The Company does not expect the adoption of SFAS 144 to have a material impact on its financial condition and results of operations.

Item 6. Directors, Senior Management and Employees

Directors

Our Bylaws provide that the Board of Directors will consist of the number of directors elected by CCM's shareholders at the annual shareholders' meeting for a renewable term of one year. The Board currently consists of 13 directors, and may consist of a minimum of 5 and up to 20 directors, 3 of whom are independent. The Board is responsible for the management of our business.

Each Board member was elected on April 11, 2002 at our annual shareholders meeting, and are elected for a one-year term. The names and positions of the current members of the Board, their dates of birth, and information on their principal business activities outside CCM are as follows:

Carlos González Nova Honorary Chairman of the Board	Born: August 14, 1917
First elected: 1957
Principal Occupation: Honorary Chairman of the Board
Other directorships and business experience:
Chairman of the Board and Member of the Executive Committee of CCM
Guillermo González Nova Chairman of the Board	Born: July 2, 1933
Jaime González Nova Vice Chairman of the Board	Born: November 13, 1930 First elected: 1957 Principal Occupation: Vice Chairman of the Board Other directorships and business experience: Member of the Executive Committee of CCM
Carlos González Zabalegui Vice Chairman of the Board and Chief Executive Officer	Born: July 13, 1951
First elected: 1985
Principal Occupation: Vice Chairman of the Board and Chief Executive Officer
Other directorships and business experience:
Executive Vice-President and General Director of CCM
Elena M. González Guerra Director	Born: April 7, 1954 First elected: 1990 Principal Occupation: Director Other directorships and business experience:
Pablo J. González Guerra Director	Born: January 24, 1951
First elected: 1995
Principal Occupation: Director of Inmobiliaria Nova, S.A. de C.V.
Other directorships and business experience:
Director of Operadora Vista Hermosa, S.A. de C.V.
Francisco Martínez de la Vega Director and Chief Financial and Administrative Officer	Born: December 21, 1956
First elected: 1990
Principal Occupation: Director and Chief Financial and Administrative Officer
Other directorships and business experience:
Member of the Executive Committee, the Board of Directors, Treasury Director of CCM and Director of Prestaciones Universales S.A. de C.V.
Angel Portilla González Director	Born: September 25, 1943
First elected: 1990
Principal Occupation: Director
Other directorships and business experience:
Member of the Executive Committee; Corporate Planning and Development Director; General Director; and Purchasing Director of CCM
Javier Cantz Charles Director	Born: December 13, 1940 First elected: Former General Director of Comercial MexicanaPrincipal Occupation: Director Other directorships and business experience: Former General Director of Sorimex
Santiago García García Director	Born: November 26, 1953
First elected: 2002
Principal Occupation: General Director of Comercial Mexicana
Other directorships and business experience:
Chief Operating Officer of Palacio de Hierro; Member of the Executive Committee of CCM
Fermín Sobero San Martin Director	Born: February 18, 1938 First elected: 2002
José Luis Rico Maciel Director and Secretary	Born: September 19, 1926
First elected: 1957
Principal Occupation: Director
Other directorships and business experience:
Member of the Executive Committee, Corporate Legal Affairs Director and Corporate Taxes Director of CCM
Rodolfo García Gómez de Parada Director and Secretary Pro Term	Born: May 9, 1953
First elected: 1943
Principal Occupation: Director and Secretary Pro Term
Other directorships and business experience:
Member of the Executive Committee, Corporate Tax Matters Director of CCM, Director of Industrias CH S.A. de C.V. and Director of Grupo Simec S.A. de C.V.

Except for Carlos González Nova each Member has an alternate. The alternates are: Gustavo González Fernandez, Luis Felipe González Solana, Jaime González Solana, Luis Jose Guichard González, Antonino B. González Guerra, Luis Felipe González Zabalegui, Alejandro González Zabalegui, Ignacio Parada Diaz, Miguel Garatea Lerga and Humberto Melendez Martinez, Our independent directors are Fermin Sobero San Martin, Pablo J. González Guerra and Elena M. González Guerra.

Carlos González Nova, Jaime González Nova and Guillermo González Nova are brothers. Carlos González Zabalegui is the son of Carlos González Nova and the nephew of Jaime González Nova and Guillermo González Nova. Elena M. González Guerra and Pablo J. González Guerra are the niece and nephew, respectively, of Carlos González Nova, Jaime González Nova and Guillermo González Nova.

On June 1, 2001 the Mexican Securities Market Law, or the Mexican Securities Law, was amended. We amended our bylaws on April 11, 2002 to reflect the changes in the Mexican Securities Law. Pursuant to the amendments to the Mexican Securities Law, our bylaws now provide that the Board of Directors must be composed of at least five and no more than twenty members. At least 25% of the members of the Board of Directors must qualify as Independent Directors. The Mexican Securities Law provides that the following persons, among others, do not qualify as independent:

* employees or managers of the issuer;
* controlling shareholders of the issuer; and
* important clients, suppliers, debtors or creditors of the issuer or their employees or officers.

As a result of amendments to the Mexican Securities Law, our bylaws also provide that a specific alternate director must be appointed for each director. The Chairman of the Board of Directors shall have a casting vote. The Board of Directors shall also meet at least on a quarterly basis. The Chairman, 25% of the Board Members or any statutory auditor may call for a Board meeting. The Board of Directors must approve all transactions that are to be entered into between us and any of our shareholders, our managers or other related individuals that deviate from our ordinary course of business. Likewise, the Board of Directors must approve any purchase or sale that represents 10% or more of our assets, the grant by us of guarantees exceeding 30% of our assets and any other transactions representing more than 1% of our assets, in addition to any other shareholder approvals required by our Bylaws or otherwise.

In addition, our bylaws, as amended pursuant to the Mexican Securities Law, provide that each holder or group of holders representing at least 10% of a series of shares has the right to appoint one director and its corresponding alternate director. Ten percent holders of limited voting stock are also entitled to nominate a director and its corresponding alternate director.

Executive Officers

The names and positions of our current executive officers, their dates of birth, and information concerning their prior business experience are as follows:

Carlos González Zabalegui Chief Executive Officer	Born: July 13, 1951 Appointed: 1978 Business experience: Chief Executive Officer General Director
Santiago García García General Director of Comercial Mexicana	Born: November 26, 1953 Appointed: 2002 Business experience: Chief Operating Officer of Palacio de Hierro; Member of the Executive Committee of CCM
Javier Cantú Charles General Director of Comercial Mexicana	Born: December 13, 1940 Appointed: 2002 Business experience: General Director of CCM; General Director of Sorimex
Luis Felipe González Solana General Director of Restaurantes California	Born: December 5, 1958 Appointed: 1986 Business experience: General Director of Restaurantes California
Jaime González Solana General Director of Costco	Born: February 26, 1957 Appointed: 1991 Business experience: General Director of Costco
José Luis Rico Maciel Corporate Legal Affairs and Corporate Taxes Director	Born: September 19, 1926 Appointed: 1957 Business experience: Corporate Legal Affairs and Corporate Taxes Director
Francisco Martínez de la Vega Chief Financial and Administrative Officer	Born: December 21, 1956 Appointed: 1991 Business experience: Chief Financial and Administrative Officer
Angel Portilla González Corporate Planning and Development Director	Born: September 25, 1943 Appointed: 1984 Business experience: Corporate Planning and Development Director
Rodolfo García Gómez de Parada Corporate Tax Matters Director	Born: May 9, 1952 Appointed: 1986 Business experience: Corporate Tax Matters Director

Statutory Auditors

Our statutory auditors are Rogerio Casas Alatriste Hernandez and Manuel Garcia Braña. Under our bylaws, the holders of a majority of the outstanding B Shares voting together may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. In accordance with the amendments to the Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect a statutory auditor (comisario) and a corresponding alternate statutory auditor at the annual ordinary shareholders' meeting. The primary role of the statutory auditors is to report to our shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. Mexican law requires that the statutory auditors receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and that they be invited to attend any meeting of the Board of Directors and the Audit Committee. The statutory auditors are also authorized to:

* call ordinary or extraordinary general meetings,
* place items on the agenda for meetings of shareholders or the Board of Directors,
* attend meetings of shareholders, the Board of Directors, or the Audit Committee, and
* generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition.

C.P. Rogerio Casas Alatriste H., a retired partner of PricewaterhouseCoopers, was elected by our shareholders at the annual general ordinary shareholders' meeting in 2002 to serve as our statutory auditor, and C.P. Manuel Garcia Braña was elected to serve as Mr. Casas' alternate, in each case for a renewable term of one year.

Compensation

For the year ended December 31, 2001, the aggregate compensation we paid to our directors and executive officers for services in all capacities, excluding any benefits under our stock purchase plan described below, was approximately Ps.54.1 million.

Options to Purchase Securities From Registrant or Subsidiaries

Under our stock purchase plan, certain key employees are granted the rights to purchase our BC units at no less than the fair market value of these units on the date the options are granted. The rights vest equally over a five-year term, and expire in 2006. Employees selected to participate in the stock purchase plan have the right to receive the fair value appreciation of their allocated units in lieu of exercising their purchase privileges on the planned anniversary dates. During 2001, we granted 6,305,087 rights ranging from Ps.7.15 to Ps.8.69. During 2000, 4,558,785 rights ranging from Ps.9.00 to Ps.8.00. During 1999, we granted 3,678,820 rights ranging from Ps.8.98 to Ps.11.98 During 1998, 2,987,061 rights at Ps.5.00. See Note 13 to the Financial Statements.

At December 31, 2000, and 1999, 1,095,164 and 742,376 BC units, respectively, were available for granting to employees. These units were repurchased by us and placed in a trust. At December 31, 2001, no units were available for granting to employees.

Board Practices

In accordance with the Mexican Securities Market Law and our bylaws, we established an Audit Committee consisting of the following members of our Board: Fermin Sobero San Martin, who is the Chairman of this Committee, and Pablo J. González Guerra and Javier Cantu Charles who are examiners. Both the Chairman and a majority of the members of the Audit Committee must be, and are, independent directors. Our statutory auditors must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:

* prepare an annual report regarding its activities for submission to the Board and to our shareholders at our annual shareholders' meeting;
* prepare and render statements to the Board as to the fairness of transactions and arrangements with related parties, which must be approved by our Board of Directors; and
* retain independent experts to render fairness opinions in connection with extraordinary corporate transactions and arrangements with related parties.

Employees and Labor Relations

At December 31, 2001, we employed 31,955 individuals. During the busiest retail months, part-time employees may constitute up to 10% of our workforce. At December 31, 2001, we had 4,804 administrative and managerial and 27,151 other employees.

We seek to employ store assistants who meet criteria established by us for particular positions. Frequently, however, depending upon conditions prevailing in regional job markets, we are not able to adhere strictly to these criteria. Although we believe that our turnover of store assistants does not exceed the industry average, it nevertheless remains high. We are seeking to reduce turnover by paying higher compensation and providing opportunities for advancement within the Company.

Our store managerial staff is comprised mostly of employees with long tenure with us who have worked their way up to a managerial position, as well as employees with a higher education who have completed a three-month training program which includes some practical experience in our stores. In many cases, our store managerial staff receives further training from a leading Mexican university under a program exclusively available to our employees.

Our senior managerial and administrative employees have semi-annual performance assessments and receive performance-related compensation, including participation in our stock purchase plan. Our management believes that compensation must attract, retain and motivate the best employees available and, therefore, we are willing to compensate employees at levels which management believes are generally higher than those prevailing in the Mexican retail industry.

We are committed to training employees. During 2001 we dedicated approximately 5.9 days of training per employee. All new employees are provided with training designed to ensure compliance with our policies relating to customer service, prevention of theft and operational procedures. Continuing on-the-job training is provided to our employees, including upon each transfer or promotion of an employee.

Approximately 15.0% of our employees were members of one of 11 labor unions at December 31, 2001. In addition, labor relations in some stores are governed by separate collective bargaining agreements executed between employees of a single store and a union selected by such employees. The economic terms of the collective bargaining are renegotiated on an annual basis. We have not experienced any work stoppages and management believes that we have a good relationship with our employees and unions.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2001:

December 31,
	1999	2000	2001
Number of Employees	32,007	35,332	31,955
Category of Activity
Operating Employee	27,581	30,946	27,151
Administrative employee	4,426	4,386	4,804
Geographic Location
Metropolitan	13,347	13,921	12,766
Central	11,586	13,108	11,563
Northwest	2,945	3,180	2,964
Northeast	544	883	986
Southwest	1,440	1,696	1,475
Southeast	2,145	2,544	2,201

Share Ownership of Directors and Officers

Share Ownership of Directors and Officers Share ownership of our directors, alternate directors and executive officers is set forth in the table under "Major Shareholders and Related Party Transactions". Except as set forth in this table, none of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock or conditional sale agreements or options representing the right to purchase more than 1% of any class of our capital stock.

None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Item 7. Major Shareholders and Related Party Transactions

Capital Stock

Our common stock consists of 4,005,711,639 B Shares and 338,288,361 C Shares. B Shares, without par value, provide each holder one vote per share, and C Shares, without par value, do not have voting rights. We also have 164,000,000 Units held in treasury.

Each B Unit may at any time be converted into a Unit, by either the Secretary of the Company or by Indeval, S.A. de C.V. Our capital structure as of December 31 of the last three years was as follows:

Year ended December 31,
	Number of Units	Number of B Units
1999	338,203,208	748,796,792
2000	338,266,861	747,733,139
2001	338,288,361	747,711,639

At December 31, 2001, the Principal Shareholders owned 722,592,760 B Units and 22,704,334 Units representing in the aggregate 68.63% of the total outstanding capital stock. The Principal Shareholders determine the outcome of substantially all actions requiring shareholder approval, and through their control of the Board of Directors, select executive officers.

Major Shareholders

The following table sets forth certain information with respect to ownership of CCM's capital stock as of December 31, 2001 of (i) each person who is known by CCM to own more than 5% or each executive officer or director who is known by CCM to own more than 1% of either the currently outstanding B Units (consisting of four B Shares, without par value and with one vote per share, or B Shares, which trade together as a single security) and Units (consisting of three B Shares and one C Share, without par value and without voting rights, or C Shares, which trade together as a single security) and (ii) all our executive officers and directors as a group.

B Units and Units Owned as of December 31, 2001
	B Units		Units		Aggregate Percentage of Outstanding B Units an Units(1)	Voting Power
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class
Scotiabank Trust(2)	747,431,760	99.9%	22,704,334	6.7%	68.9%	74.4%
All executive officers and directors as a group (20 persons) (3)(4)	675,365,900	90.6%	7,328,560	2.2%	61.1%	67.6%

(1) Total outstanding B Units and Units includes treasury stock (1,314,200 B Units and 18,455,000 of Units as of December 31, 2000).
(2) For a description of this trust and its beneficiaries which indirectly include our Principal Shareholders, see " - Our Principal Shareholders."
(3) Includes 3,218,338 Units that are subject to our stock option plan that certain officers and directors have the right to purchase pursuant to grants received prior to December 31, 2000.
(4) Including the Principal Shareholders.

As of December 31, 2001, the public float for the Units (including those represented by GDSs) represented approximately 30.5% of the total outstanding capital stock of CCM.

The Principal Shareholders are able to exercise full voting rights with respect to the B Shares that they hold (including B Shares held through B Units representing a majority of the outstanding B shares (the "Control Position") as well as any B Shares held through Units) and may convert each B Unit into one Unit at any time. The Principal Shareholders have informed us that they currently intend to maintain their Control Position and, through this position, will have the power to elect a majority of our directors and determine the outcome of substantially all actions requiring shareholder approval. See "Item 3. Key Information-Factors Relating to the Company-Control by the Principal Shareholders."

Our Principal Shareholders. Approximately 68% of our B Units are held by the Scotiabank Inverlat Trust, or the Scotiabank Trust. The largest direct beneficiary of this trust is a company owned by members of the González family. Members of this family, including Carlos González Nova, Guillermo González Nova, and Jaime González Nova, own an equity interest in such company which is substantially equivalent to their relative percentage ownership interest in B Units as reported in our Annual Report on Form 20-F for the year ended December 31, 2000. The other beneficiaries of this trust 50 of our employees whose percentage interest in the Trust is less than 1% percent.

Under the terms of the Scotiabank Trust, the company which contributed the B Units into the Trust, and which is controlled by our Principal Shareholders, may at any time transfer its interest in the Trust to members of the González family or a third party. The Principal Shareholders, as indirect beneficiaries, may from time to time contribute additional B Units, Units, and any other Shares of our capital stock that they may receive in the future, into the Scotiabank Trust.

The Executive Committee. Decisions regarding the Trust are made by a majority vote of a four member Executive Committee. The members of the Executive Committee are Carlos González Nova, Carlos González Zabalegui, Guillermo González Nova and Jaime González Nova. Each member of the Executive Committee has one vote. In the event of a tie, the vote of the President of the Executive Committee, Carlos González Nova, will be deemed the deciding vote. The Executive Committee has the exclusive authority to make decisions regarding voting and disposition of the B Units held by the Scotiabank Trust. In the event a member of the Executive Committee resigns or dies, that member's alternate will become full member. A new alternate will be selected by the new member, subject to Executive Committee approval.

Related Party Transactions

We do not grant personal loans to our employees or shareholders. Employees and our shareholders are permitted to borrow only against our retirement fund or from our annual savings fund.

We currently lease one store located in Puebla from a company controlled by the Principal Shareholders and certain members of the Principal Shareholders' families. We believe that this lease, which expires in 2015, is on terms no less favorable to us than would be obtainable in an arm's-length transaction.

From time to time, in the regular course of business, we deal with Nova Distex, S.A. de C.V., or Nova. Our majority shareholders own a controlling interest in Nova, a textile manufacturer and property management company. We provide management services to Nova and purchase textiles for resale in our stores. We believe that these transactions are on terms no less favorable to us than would be obtainable in an arm's length transaction.

We entered into a Registration Rights Agreement with our principal shareholders. We have agreed to cooperate with the Principal Shareholders in effecting any future secondary stock offering by them, to take, at our expense, any actions, including registration of such offering under the securities laws of any jurisdiction, that the Principal Shareholders may deem necessary or desirable in connection therewith and to indemnify the Principal Shareholders and such other persons as may be necessary or desirable in connection therewith.

For additional information regarding related party transactions, see Note 6 to our Financial Statements.

Item 8. Financial Information

See "Item 17-Financial Statements" and pages F-1 through F-6, which are incorporated herein by reference.

Item 9. Offer and Listing Details

Market Information

The GDSs, each of which represents 20 Units, are listed on the NYSE, and the NYSE symbol for the GDSs is "MCM". B Shares and the C Shares trade on the Mexican Stock Exchange only as Units or B Units, as the case may be. Each B Unit may at any time be converted into one Unit. However, Units may not be converted into B Units. The B Shares and the C Shares comprising the Units and the B Shares comprising the B Units are transferable on the books of CCM only as Units or B Units, as the case may be, and are not separately transferable.

We believe that as of June 19, 2002, 166,799 GDSs were held of record by two persons with United States addresses.

The following table shows the high and low sales prices in nominal Pesos (without adjustment for inflation) for the Units and the B Units on the Mexican Stock Exchange for the period from January 1, 1997 to June 14, 2002.

	Nominal Pesos Per Unit		Nominal Pesos Per B Unit
	High	Low	High	Low
1997	10.60	5.22	9.90	5.50
1998	11.00	4.19	10.60	6.10
1999	12.90	7.40	12.00	8.70
2000
First Quarter	12.80	8.80	11.10	9.62
Second Quarter	12.62	7.02	12.18	8.38
Third Quarter	12.00	9.42	12.10	9.50
Fourth Quarter	11.06	7.62	11.20	9.60
2001
First Quarter	9.22	6.51	12.00	7.50
Second Quarter	8.99	6.73	12.00	11.89
Third Quarter	8.69	5.50	12.00	12.00
Fourth Quarter	7.50	5.35	16.00	12.00
2002
January	7.10	6.26	16.00	16.00
February	6.60	6.12	16.00	16.00
March	8.25	6.33	16.00	16.00
April	8.40	7.30	16.00	16.00
May	7.89	7.00	16.00	16.00
June (through June 14)	7.01	6.41	16.00	16.00

(l) Source: Mexican Stock Exchange.

The following table shows the high and low sales prices in U.S. Dollars for the GDSs on the New York Stock Exchange for the period from January 1, 1997 to June 15, 2001.

U.S. Dollars per GDSs(1)
	High	Low
1996	19.00	17.25
1997	265/8	18 1/4
1998	14 9/16	10 1/16
1999	26 1/4	15 7/16
2000
First Quarter	27 1/4	19 1/8
Second Quarter	27	15 5/16
Third Quarter	26	18 1/2
Fourth Quarter	23 3/8	16 3/8
December	20	16 3/8
2001
First Quarter	19 1/16	14
Second Quarter	19.50	14.75
Third Quarter	18.75	11.75
Fourth Quarter	16.30	11.75
December	16.30	13.33
2002
First Quarter	17.90	13.20
Second Quarter	18.15	12.99
January	15.27	13.20
February	14.35	13.55
March	17.90	14.36
April	18.15	15.75
May	16.33	14.25
June (through June 14)	14.50	13.41

(1) Source: New York Stock Exchange

Debt Securities

On April 14, 1998, we issued, in a private placement, 9.375% Senior Notes due 2000 in an aggregate principal amount of U.S.$130 million.These notes were registered under the Securities Act of 1933 through an exchange offer.

These notes are neither listed for trading on any stock exchange nor approved for quotation through any quotation system. These notes are traded over-the-counter; therefore we cannot determine their high and low sales prices.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anonima de capital variable. Securities trading on the Mexican Stock Exchange occurs from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current trading regulations this system does not apply to the Units because they are traded in the form of GDSs on a stock exchange outside Mexico, the New York Stock Exchange.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including the CPOs, are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Although the Mexican Securities Market Law provides for the existenceof an over-the-counter market, no such market for securities in Mexico currently exists.

Market Regulation and Registration Standards

In 1946, the Comision Nacional de Valores, or the National Securities Commission, commonly known as the CNV, was established to regulate stock market activity. In 1995, the CNV and the Comision Nacional Bancaria, or the National Banking Commission, were merged to form the CNBV. The Mexican securities market law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations. The Mexican securities market law sets standards for the registration of brokerage firms in the intermediaries' section of the registry. Registration of brokerage firms, which is a prerequisite to becoming a member of the Mexican Stock Exchange, is granted by the Ministry of Finance upon the recommendation of the CNBV. In addition to setting standards for brokerage firms, the Mexican securities market law empowers the CNBV to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage firms through a board of governors composed of thirteen members, five of which are appointed by the Ministry of Finance.

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements, and only securities for which an application for registration in the National Registry of Securities maintained by the CNBV has been approved by the CNBV may be listed on the Mexican Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer.

In 1993, the CNBV established an intermediate securities market, which was also operated by the Mexican Stock Exchange, in order to permit less-liquid issues and issuers with lower capitalizations to participate in a public securities market. In essence, the general rules divided the securities section of the registry into two subsections, subsection A and subsection B. In addition to trading regularly in the auction process, registration of securities in subsection A enabled those securities to be eligible for transactions for which only securities classified as high liquidity issues by the Mexican Stock Exchange were eligible.

To be registered and maintain registration in subsection A of the registry, an issuer was usually required to meet more stringent qualitative and quantitative requirements than for subsection B. The CNBV adopted regulations that became effective on January 1, 2001 that eliminate subsection B and impose additional requirements to those currently applicable to subsection A. Accordingly, as of January 1, 2001, in order to be registered in subsection A, an issuer must or must have, among other things:

* at least three years of operating history, or if an issuer is a holding company, it must present three years of operating history for its principal subsidiaries; if the issuer is a newly created entity as a result of a merger or spin-off, the three year requirement must be evidenced through any of the entities involved in such merger or spin-off, as the case may be;
* shareholders' equity of at least 20 million unidades de inversion, or UDIs, which are inflation indexed currency units, equivalent to Ps. 58.2 million as of December 31, 2000;
* profits for the last three years of operation taken as a whole;
* conduct a public offering of at least 15% of the issuer's paid-in capital stock or, if the offering exceeds 160,000,000 UDIs, it represents at least 7% of the issuer's paid-in capital stock;
* offer at least 10,000,000 shares at a price per share of at least one UDI; and
* conduct a public offering with the potential to reach at least 200 stockholders.

To maintain its registration, an issuer must have:

* stockholders' equity of at least 15 million UDIs;
* at least 36 trades in its securities every six months through the Mexican Stock Exchange;
* an average price of its securities greater than Ps.1.00 during any six month period;
* at least 100 stockholders;
* a public float of at least 8,000,000 shares; and
* a public float of at least 12% of the issuer's paid-in capital stock or at least 5% of the issuer's paid-in capital stock if the initial public offering exceeded 160,000,000 UDIs.

The CNBV has the authority to waive some of these requirements in some circumstances. Also, some of these requirements are applicable for each series of shares of the relevant issuer.

As of June 1, 2001, the Ley del Mercado de Valores, or Securities Market Law, was amended to increase the protection given to minority shareholders and to bring corporate governance procedures of Mexican issuers up to international standards. Such amendments implemented through governmental regulations. Accordingly, we amended our bylaws at our annual shareholders' meeting held on April 11, 2002, to reflect some of these amendments, including amendments that:

* established a Board with at least five and not more than twenty members and alternate members, of which 25% must qualify as "independent directors" under Mexican law;
* adopted specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and extraordinary corporate transactions; and
* provide additional protections for minority shareholders.

There are several requirements that have to be met by Mexican issuers in order to continue listed in the Mexican Stock Exchange and registered in the RNVI. Both the Mexican Stock Exchange and the CNBV will review issuers annually to verify the compliance with the foregoing requirements. Some of these requirements may be further reviewed by the CNBV on a quarterly basis. The Mexican Stock Exchange must inform the CNBV of the results of its review. If an issuer fails to comply with any of the foregoing requirements, the Mexican Stock Exchange will request that the issuer proposes a plan to cure the violation. If the issuer fails to propose such plan, or if its plan is not acceptable to the Mexican Stock Exchange, trading of its shares on the Mexican Stock Exchange will be temporarily suspended until the situation is corrected. In addition, if the issuer fails to propose the plan or ceases to follow such plan once proposed, the CNBV may suspend or cancel the registration of the shares. In such event, the issuer must evidence the mechanisms to protect the rights of public investors and market in general. In the event the CNBV determines to cancel the registration of our shares, our controlling Shareholder is obligated to conduct a tender offer at a price equal to the higher of (i) the average closing price of the last thirty trading days of our stock or (ii) the book value of such shares, in accordance with our latest quarterly reports filed with the CNBV before such tender offer is to be conducted.

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Recently, the internal regulations of the Mexican Stock Exchange were amended to implement the EMISNET, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange and the CNBV. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as the Sistema de Informacion Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public.

Circular 11-28 of the CNBV and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the EMISNET information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

* the entering into or termination of joint venture agreements or agreements with key suppliers;
* the creation of new lines of businesses or services;
* significant deviations in expected or projected operating performance;
* the restructuring or payment of significant indebtedness;
* material litigation or labor conflicts;
* changes in dividend policy;
* the commencement of any insolvency, suspension or bankruptcy proceedings;
* changes in the directors; and
* any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

If the Mexican Stock Exchange deems it necessary, it may request additional information regarding material events affecting the issuer.

The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer as a result of the disclosure of material events if:

* the information filed by the issuer requires further clarifications; or
* the Mexican Stock Exchange determines that the public should be aware of that information before a trade may take place.

In these cases, trading may resume if the Mexican Stock Exchange determines that:

* the additional information provided by the issuer is sufficient and not misleading; or
* the public has had the opportunity to access that information.

Likewise, if the securities of an issuer are traded on both the Mexican Stock Exchange and a foreign securities market, that issuer must file simultaneously with the CNBV and the Mexican Stock Exchange a Spanish version of the information that it is required to file pursuant to the laws and regulations of the relevant jurisdiction.

Pursuant to the Securities Market Law, as amended, the CNBV must be notified by the shareholder of a company listed on the Mexican Stock Exchange before any such shareholder effects one or more simultaneous or successive transactions outside the Mexican Stock Exchange that result in a transfer of 10% or more of that company's capital stock. The holders of the shares being transferred must also inform the CNBV of the results of such transactions within three days of the completion, or otherwise, the non-completion, of the transaction. The CNBV will notify the Mexican Stock Exchange of these transactions, without disclosing the names of the parties involved. Under the amendments to the Securities Market Law, the CNBV may determine the cases in which the purchaser thereof shall complete such transactions through a tender offer, as well as the minimum and maximum percentages of stock of an issuer that that may be purchased through the tender offer.

Also, the Law states that a shareholder holding 10% or more of the capital stock of a company listed in the registry, is required to notify the CNBV of any ownership changes in shares of such company that results in a transfer of shares representing a beneficial ownership interest of 10% or more, within ten business days following the transfer transaction. The amendments to the Securities Market Law expressly permit Mexican issuers to include in their bylaws anti-takeover defenses.

Item 10. Other Information

Bylaws

Below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see "Directors, Senior Management and Employees."

Purpose

Article 2 of our bylaws defines our purpose as the promotion, organization, management and participation in the capital stock of all types of commercial companies, partnerships, associations or industrial, trading, services or any other type of company, both domestic and foreign, as well as participation in the administration thereof, as well as other purposes related thereto.

Duration

The Bylaws provide that the duration of CCM is 99 years, which term expires on January 28, 2043.

Registration and Transfer

Our shares are evidenced by share certificates in registered form which may or may not have dividend coupons attached. We maintain a stock registry, and in accordance with Mexican law only those holders listed in the stock registry are recognized as our shareholders. We will register B Shares and C Shares in our stock registry only as a part of Units or B Units, as the case may be. Shareholders may hold their Units or B Units in the form of physical certificates or through book-entries with institutions that have accounts with Indeval. Indeval is the holder of record in respect of such Units or B Units held in book-entry form. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the CNBV.

Voting Rights and Shareholders' Meetings

Board of Directors. The management of our business is vested in our Board of Directors. Article 19 of our bylaws, amended pursuant to the June 2001 amendments to the Mexican Securities Market Law, currently provide for a Board of Directors of a minimum of five and no more than twenty members, at least 25% of which must be "independent directors" under Mexican law, and the same number of alternate directors. The Board currently consists of 13 members. Under Mexican law, as recently amended, a shareholder or group of shareholders owning 10% or more of the capital stock of a company has the right to elect one regular and the corresponding alternate director.

The holders of C Shares will generally not be entitled to vote, or to attend or address meetings of shareholders at which they are not entitled to vote. However, under Mexican law, classes of shareholders (including holders of non-voting stock such as the C Shares) are entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board. In certain cases, the Board, the statutory auditors or a Mexican court could call a special meeting. A negative determination would be subject to judicial challenge by an affected shareholder and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Holders of GDSs are entitled to instruct the Depositary how to vote the shares comprising the Units represented by their respective GDSs, subject to the terms of the Deposit Agreement.

General shareholders' meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider certain matters specified in the Mexican Companies Law and the Bylaws including, principally, amendments of the Bylaws, liquidation, dissolution, merger and transformation from one form of company to another and increases and reductions of the fixed portion of the capital stock. General meetings called to consider all other matters are ordinary meetings. An ordinary general meeting of the holders of B Shares must be held at least once each year within the first four months following the end of the preceding fiscal year to consider the approval of the financial statements of CCM and certain of its subsidiaries for the preceding fiscal year, to elect directors for holders of B Shares and statutory auditors, to determine the compensation of all directors or statutory auditors, and to determine the allocation of the profits or losses of the preceding year.

The quorum for an ordinary general meeting of the B Shares on first call is 50% plus one of such shares, and action may be taken by 50% plus one of the outstanding B Shares. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the B Shares present, regardless of the number of such shares.

The quorum for an extraordinary general meeting is at least 75% and a majority of all of the outstanding shares that are entitled to vote on first and successive calls, respectively, and action may be taken by a vote of 50% plus one of the outstanding shares that are entitled to vote.

Holders of GDRs will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the B Shares and the limited voting rights pertaining to the C Shares forming the Units represented by their GDSs.

Under Mexican law, holders of 33% of our outstanding shares may have any shareholder action suspended pending final judicial resolution by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or the Bylaws. Relief under these provisions is only available to holders (i) who were entitled to vote on the challenged shareholder action and (ii) whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board, our statutory auditors or a Mexican court. The Board or the statutory auditors may be required to call a meeting of the shareholders at the written request of the holders of 33% of the B Shares or, in the case of a meeting at which holders of C Shares would be entitled to vote, at the written request of the holders of 33% of the outstanding C Shares. In the event that a meeting is not called within 15 days following the date of such request, a Mexican court may require such meeting to be called. Notices of meetings and agendas therefor must be published in the Diario Oficial de la Federacion or a newspaper of general circulation in Mexico City at least 15 days prior to the date set for the meeting. Meetings may be held without such publication, provided that 100% of the shares entitled to vote are represented. To attend a meeting, shareholders must deposit their shares prior to such meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

Dividends and Distributions

At the annual ordinary general meeting of holders of B Shares, the Board submits our financial statements for the previous fiscal year together with a report thereon by the Board and the report of the statutory auditor, to the holders of B Shares for approval. The holders of B Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of historical capital stock (before effect of restatement). See Note 14 to our Annual Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders, subject to the terms of certain restrictive covenants contained in certain of our indebtedness. See "Item 3-Key Information-Dividends.

Holders of the B Shares and C Shares and, accordingly, holders of Units and B Units, will have equal rights, on a per share basis, to dividends and other distributions, including any distributions upon our liquidation.

Capital Variations

The fixed portion of our capital stock may only be increased or decreased by resolution of an extraordinary general meeting of shareholders, subject to the exception that we may decrease our fixed capital stock under certain circumstances without such a resolution if we, in accordance with the Securities Market Law, repurchase our shares, whereas the variable portion of our capital stock may be increased or decreased by resolution of an ordinary or extraordinary general meeting of shareholders (except in connection with repurchases of shares where no shareholders meeting is required). Increases and decreases in our capital stock must be recorded in our book of capital variations. Any increase or decrease in our capital stock is subject to the limitations that the variable portion of the capital stock may not exceed the equivalent of 10 times the fixed portion of the capital stock and that the C Shares may not at any time represent more than 25% of our capital stock.

Pre-emptive Rights

Except in certain circumstances involving a public offering and requiring prior CNBV approval (including the Offerings) or in connection with the placement of our shares which were previously repurchased, in the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. For example, subject to certain exceptions, if we issued B Shares and C Shares in the form of Units and B Shares in the form of B Units in the future, pursuant to and subject to applicable Mexican law, each holder of Units and B Units would be entitled to subscribe for a sufficient number of Units and/or B Units, as the case may be, to maintain such holder's then-existing proportionate holdings of B Shares and C Shares, and the Principal Shareholders would be entitled to subscribe for a sufficient number of B Units and Units to maintain their proportionate holdings of B Shares and C Shares with respect thereto. Pre-emptive rights must be exercised during a term fixed by the shareholders at the meeting declaring such capital increase, which term may not end before at least 15 days following the publication of notice of the capital increase in the official gazette of the corporate domicile. Under Mexican law, pre-emptive rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of GDSs may be restricted in their ability to participate in the exercise of such pre-emptive rights.

The Principal Shareholders have advised us that they may exercise their pre-emptive rights to subscribe for a sufficient number of B Shares so that they will own B Shares, including the Control Position, representing a majority of the outstanding B Shares, in connection with any primary sale of equity by us in the future. See "Item 3. Key Information-Risk factors."

Other Provisions

Redemption. The B Shares and the C Shares are subject to redemption in connection with either (i) a reduction of share capital or (ii) a redemption with retained earnings, which, in either case, must be approved by our shareholders at an extraordinary general shareholders' meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with retained earnings, by purchasing shares on the Mexican Stock Exchange, in accordance with the Mexican Companies Law, provided that in no case can shares be redeemed in such a way that the number of currently outstanding C Shares represents more than 25% of our capital stock.

Fixed and Variable Capital. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. The fixed minimum part without right to withdrawal of our capital amounts to the sum of Ps.1,000,000,000.00 and it is represented by 1,000,000,000 shares. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the Bylaws, although it does require a vote of 50% plus one of the B Shares at an ordinary general meeting of shareholders. Under Mexican law and the Bylaws, if we issued variable capital shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of (i) 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days on which the shares were quoted preceding the date on which the exercise of the option is effective and (ii) the book value of such shares at the end of the fiscal year in which the exercise of the option is effective. If the option is exercised during the first three quarters of a fiscal year, it is effective at the end of that fiscal year, but if it is exercised during the fourth quarter, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the annual ordinary general meeting of holders of B Shares at which the relevant annual financial statements were approved.

Forfeiture of Shares. As required by Mexican law, the Bylaws provide that non-Mexican holders of B Shares, C Shares, Units and B Units formally agree with the Foreign Affairs Ministry (i) to be considered as Mexicans with respect to the B Shares, the C Shares, the Units and the B Units that they acquire or hold as well as the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements the Company has with the Mexican government and (ii) not to invoke the protection of their own governments. Failure to comply may result in a penalty of forfeiture of such a shareholder's capital interests in favor of Mexico. In the opinion of Santamarina y Steta, S.C., our Mexican counsel, under this provision a non-Mexican shareholder (including non-Mexican holders of GDSs) is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in us. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

Exclusive Jurisdiction. The Bylaws provide that legal actions relating to our relationship and the shareholders may be brought only in courts in the Federal District of Mexico City.

Purchase by CCM of its Shares. We generally may not repurchase our shares, subject to certain exceptions. First, we may repurchase shares for cancellation with distributable earnings pursuant to a decision of an extraordinary general meeting of shareholders. Second, pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owned by such shareholder to us, we must sell any shares so acquired within three months, otherwise our capital stock will be reduced and such shares canceled. Third, in accordance with the Securities Market Law and our Bylaws, we may repurchase our shares representing our capital on the Mexican Stock Exchange at any time at the then-prevailing market price. Any such repurchase must be approved by the Board of Directors. Our capital stock would be reduced automatically in an amount equal to the theoretical value of each repurchased share (determined by dividing the outstanding capital stock of CCM by the number of shares outstanding immediately prior to such repurchase); in the event that the purchase price of such shares exceeded the theoretical value, the difference would be paid for with amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased shares would be held by us as treasury stock, pending future placements thereof which could be effected on the Mexican Stock Exchange. Our capital stock would be automatically increased upon the resale of shares in an amount equal to their theoretical value; any excess amount would be allocated to the special reserve referred to above. The economic and voting rights corresponding to such repurchased shares may not be exercised during the period in which such shares are owned by us and such shares would not be deemed to be outstanding for purposes of calculating any quorum or vote at any shareholder's meeting during such period. In no event may such repurchase result in a percentage of C Shares in excess of that permitted by the Bylaws or applicable law.

Obligation of Majority Shareholders. In accordance with the Mexican Securities Market Law, persons deemed to control us, including the Principal Shareholders, will be required to make a public offer to repurchase any shares held by minority shareholders (at the higher of the average market price during the 30 preceding days or at book value) in the event that either us or the CNBV cancels the registration of such shares with the National Register of Intermediaries and Securities, or RNVI.

Conflict of interest. Any shareholder that has a direct interest with respect to a certain transaction shall abstain from voting with respect to such transaction at the relevant shareholders' meeting. A shareholder that votes on a business transaction in which its interest conflicts with that of CCM may be liable for damages, but only if the transaction would not have been approved without our vote.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from us and receive the amount calculated as specified under Mexican law attributable to its shares, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. Because the C Shares may not vote on these matters, such appraisal rights are not available to such holders of C Shares, including C Shares underlying the Units.

Actions against Directors. Action for civil liabilities against the directors may be initiated by resolution of an ordinary shareholders' meeting. In the event the ordinary shareholders' meeting decides to bring such action, the directors against whom such action is to be brought will immediately cease to be directors. Additionally, shareholders representing not less than 15% of the outstanding shares may directly exercise such action against the directors, provided that (i) such shareholders shall not have voted in favor of not exercising such action at the relevant shareholders' meeting, and (ii) the claim covers all the damages alleged to have been caused to us and not only the portion corresponding to such shareholders. Any recovery of damages with respect to such action will be for the benefit of us and not for the shareholders bringing this action.

Material Contracts

In June 1991, we entered into a joint venture with Costco. This joint venture is governed by a board of directors consisting of six members, three of who are appointed by us (including the chairman of the board of the joint venture) and the other three are appointed by Costco. The management agreements may be terminated by either Costco or the Costco Mexico joint venture at any time, and any termination initiated by the joint venture must be approved by a majority (at least four directors consisting of two representatives of each of CCM and Costco) of its board of directors. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including, among other things, certain revisions to the joint venture business plan, obligations or acquisitions of real estate or certain other fixed assets not otherwise provided for in the business plan, the removal of any of the management personnel appointed by Costco and certain transfers of ownership interests in the joint venture. In addition, the affirmative vote of both members of a two-person executive committee consisting of the chief executive officers of both Costco and us is required to approve certain obligations not otherwise provided for in the business plan and other significant decisions regarding the joint venture which are not specially reserved for the board of directors.

The joint venture has a duration of 99 years, ending in the year 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, and (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party's interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain and guarantee pursuant to the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, (vi) is insolvent or bankrupt, or (vii) undergoes a change of control.

During 2001 and 2000, each of Costco and CCM contributed U.S. $28.5 million and U.S. $10.0 million, respectively, to the joint venture.

Legal Proceedings

We are involved in certain legal proceedings incidental to the normal conduct of our business, which management does not believe will, in the aggregate, be material to our consolidated financial condition.

Exchange Controls and Restrictions on Foreign Investment

Exchange Rates and Controls

The Mexican economy has suffered balance of payments deficits and shortages in foreign exchange reserves. While the Mexican Government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, no assurance can be given that the Mexican Government will not institute a restrictive exchange control policy in the future (as has been the case in the past). Any such restrictive exchange policy could have a material adverse effect on our business and financial condition. See "Item 3. Key Information-Risk Factors-Currency Fluctuations and Exchange Controls".

Except for the period from September through December 1982, during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currencies available to Mexican private sector entities (such as the Company) to meet their foreign currencies obligations. Nevertheless, in the event of renewed shortages of foreign currencies there can be no assurance that Banco de Mexico would continue to make foreign currencies available to private sector companies or that foreign currencies needed by us to service foreign currency obligations could be purchased in the open market without substantial additional cost.

Fluctuations in the exchange rate between the Peso and the U.S. dollar will affect the U.S. dollar equivalent of the Peso price of the securities on the Mexican Stock Exchange, including the Units and, as a result, will likely affect the market price of the GDSs. Such fluctuations also would affect the conversion by the Depositary into U.S. dollars of any cash dividends paid in Pesos on the B Shares and the C Shares comprising the Units.

Foreign Investment Legislation

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the 1993 Ley de Inversion Extranjera, or the Foreign Investment Law, and the 1998 Reglamento de la Ley de Inversion Extranjera, or the Foreign Investment Regulations. The Comision Nacional de Inversiones Extranjeras, or National Foreign Investment Commission, administers the Foreign Investment Law and Regulations. To comply with the restrictions on percentages of capital stock that may be owned by non-Mexicans, Mexican companies typically limit the ownership of particular classes of their capital stock to Mexicans.

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of non-Mexican investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies (i) engaged in reserved activities as referred to above and (ii) with assets exceeding the amount to be established annually by the Foreign Investment Commission (which has been set at Ps.85 million) in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. The Principal Shareholders have advised us that they intend to maintain the Control Position directly in the form of B Units. Pursuant to the Foreign Investment Law, unless appropriate authorization is obtained, the Control Position may be transferred only to Mexican nationals.

Mexican and non-Mexican nationals are entitled to hold, and to exercise the rights of a holder of, the Units, the B Units, the B Shares and the C Shares. The C Shares may not represent more than 25% of our capital stock.

Taxation

United States Taxes

General. The following is a summary of the anticipated material U.S. federal income tax consequences of the ownership and disposition of Units and GDSs except as otherwise noted, by U.S. Holders, as defined below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder based on the holder's particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

* that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our shares;
* that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or
* whose functional currency is not the U.S. dollar.

Also, this discussion does not consider:

* the tax consequences for the shareholders, partners or beneficiaries of a U.S. holder; or
* special tax rules that may apply to a U.S. holder that holds Units or GDSs as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws, other than Mexican tax laws. Further, this discussion generally applies only to U.S. Holders that hold the Units or GDSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary does not constitute, and should not be considered as legal or tax advice to holders.

The description set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

* the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations and judicial and administrative interpretations; and
* the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the applicable protocol, which we refer to as the tax treaty;
* and is subject to changes to those laws and the tax treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis; and
* is also based in part on the representations of the Citibank, N.A. as depositary and on the assumption that each obligation in the deposit agreement relating to the Units and GDSs and any related agreement will be performed in accordance with its terms.

Holders should consult their own tax advisors as to the particular United States, Mexican or other tax consequences of the ownership and disposition of Units and GDSs which may be applicable to them.

As used in this section, the term "U.S. Holder" means a beneficial owner Units or GDSs that is, for U.S. federal income tax purposes: * a citizen or resident of the U.S.;

* a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;
* an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or
* a trust, in general, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending at the close of that year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year would be counted. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

The application of the tax treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:

* is not a resident of Mexico for purposes of the tax treaty;
* is an individual who has a substantial presence in the United States;
* is entitled to the benefits of the tax treaty under the limitation on benefits provision contained in Article 17 of the tax treaty; and
* does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or underlying A Shares, L Shares and D Shares is effectively connected.

Ownership of Units and Shares. In general, for the United States federal income tax purposes, U.S. Holders of GDSs will be treated as the owners of Units (and the shares comprising such Units (the "Shares")) represented by those GDSs.

Taxation of Dividends and Stock Distributions. Dividends paid out of current or accumulated earnings and profits (computed based on United States federal income tax principles) with respect to the Shares will be includible in the gross income of a U.S. Holder as ordinary income when the dividends are received by the U.S. Holder or the custodian on behalf of the U.S. Holder and will not be eligible for any dividends received deduction otherwise allowable to corporations under Section 243 of the Code. Such dividends paid in Pesos will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the pesos are received by the U.S. Holder or the custodian on behalf of the U.S. Holder. U.S. Holders should consult their own tax advisor regarding the treatment of any foreign currency gain or loss on any Pesos received by the U.S. Holder or the custodian on behalf of the U.S. Holder which are not converted into U.S. dollars on the day the Pesos are received.

A U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction, for purposes of computing such holder's United States federal income tax liability, any Mexican withholding tax paid in respect of dividends paid by the Company. Such dividends will generally constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the United States foreign tax credit limitation. The calculation of United States foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for such Mexican withholding tax.

Under rules enacted by the United States Congress in 1997 and other guidance released by the United States Department of the Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in stock or in respect of arrangements in which a U.S. Holder's expected economic profit, after non-United States taxes, is insubstantial. U.S. Holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

Distributions of additional Shares of the Company to U.S. Holders with respect to the Shares (and accompanying distributions with respect to Units and GDSs) that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

A holder of Units or GDSs that is with respect to the United States, not a U.S. Holder, or non-U.S. Holder will not be subject to United States federal income or withholding tax on dividends paid with respect to the Shares (or with respect to Units or GDSs), unless such income is effectively connected with the conduct by the Holder of a trade or business in the United States.

Taxation of Capital Gains. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Units or GDSs will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference (if any) between such U.S. Holder's tax basis in the Units or GDSs and the amount realized on the sale or other taxable disposition. Such capital gain or loss will be long-term capital gain or loss if the Units or GDSs have been held for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Capital gains recognized on a sale or other taxable disposition of Units or GDSs by a U.S. Holder generally will be treated as United States source income, unless such gains are subject to Mexican taxation under the Tax Treaty, in which case, a U.S. Holder generally will be permitted to elect to treat such gains as foreign source income for United States foreign tax credit purposes. Capital losses recognized on the sale or taxable disposition of Units or GDSs by a U.S. Holder generally will be allocated to reduce income from United States sources for United States foreign tax credit purposes. U.S. Holders should consult their tax advisors concerning the United States foreign tax credit implications of a disposition of Units or GDSs. Deposits and withdrawals of Units or GDSs by U.S. Holders will not be subject to United States federal income tax.

A non-U.S. Holder of Units or GDSs will not be subject to United States federal income or withholding tax on gain realized on the sale or other taxable disposition of Units or GDSs, unless

* such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or
* in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met.

Backup Withholding and Information Reporting. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding at a rate of up to 30% for dividends paid on the Units or GDSs, or proceeds from the sale or other disposition of Units or GDSs unless the U.S. Holder:

* is a corporation or comes within an exempt category; or
* provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

The amount of any backup withholding will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund provided that certain required information is furnished to the U.S. Internal Revenue Service.

A Non-U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from backup withholding.

Mexican Taxes

General. The following is a general summary of the anticipated material Mexican tax consequences of the purchase, ownership and disposition of Units and GDSs to a person who is not a resident of Mexico for Mexican tax purposes as defined below.

An income tax treaty between the United States and Mexico is in effect (the "Tax Treaty"). Except as indicated below under "-Taxation of Capital Gains," the Tax Treaty will not have any material effect on the Mexican tax consequences described herein.

This summary is based upon the tax laws of Mexico as in effect on the date of this Annual Report, which are subject to change. Holders should consult their own tax advisors as to the particular United States, Mexican or other tax consequences of the purchase, ownership and disposition of Units or GDSs which may be applicable to them and as to their entitlement to the benefits afforded by the Tax Treaty or other income tax treaty to which Mexico is a party.

For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 calendar days, whether consecutive or not, during a year and can demonstrate that he had become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if its principal administrative body is located in Mexico. A Mexican citizen or a legal entity with its corporate domicile in Mexico and established under Mexican law is presumed to be a resident of Mexico unless such person or entity can demonstrate otherwise. If a legal entity is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, all income attributable to such permanent establishment or fixed base shall be required to pay taxes in Mexico in accordance with applicable law.

Taxation of Dividends. Dividends, either in cash or in any form, paid with respect to Shares underlying the Units, including those represented by GDSs, will be subject to a Mexican withholding tax that is calculated on a gross-up basis. Under the Tax Treaty, the current withholding tax rate is 5%. Holders should consult their tax advisors for a determination of the applicable withholding rate and of their possible eligibility for a reduced rate under any of the other applicable treaties currently in effect. The Company will be required to pay 35% tax on the dividend multiplied by 1.5385 if the dividend is not paid from earnings which have already been subject to income taxation, as shown in the required record of such earnings called "cuenta de utilidad neta" or "previously taxed net earnings".

Taxation of Capital Gains. The sale or other disposition of GDSs will not be subject to Mexican tax. Deposits and withdrawals of Units for GDSs will not give rise to Mexican tax or transfer duties.

The sale or other disposition of Units will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other recognized securities market, as determined by Mexican tax authorities under general rules. Sales or other dispositions of Units made in other circumstances would be subject to Mexican income tax. Under the Tax Treaty, gains on the disposition of Units by less than 25% U.S. Holders eligible for benefits under the Tax Treaty will not be subject to Mexican tax, unless (i) 50% or more of the fair market value of the Company's assets consist of "immovable property" (as defined in the treaty) situated in Mexico, or (ii) such gains are attributable to a permanent establishment or fixed base of such U.S. Holder in Mexico. Because of uncertainty regarding the interpretation of the relevant provision of the Tax Treaty there can be no assurance that 50% or more of the fair market value of CCM's assets do not or will not consist of "immovable property" situated in Mexico. Gains of a non-U.S. Holder eligible for benefits under a treaty to which Mexico is a party may be exempt (in whole or in part) from Mexican tax under such treaty. Holders should consult with their tax advisors as to their entitlement to benefits afforded by an applicable income tax treaty.

Other Mexican Taxes. There are no Mexican inheritance or succession taxes applicable to the ownership, transfer or disposition of Units or GDSs. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of Units or GDSs.

Documents on Display

For further information about us and our securities, we refer you to the filings we have made with the U.S. Securities and Exchange Commission, or the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, file reports and other information with the SEC. These reports and other information, as well as any related exhibits and schedules, may be read and copied at the SEC's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, we are not required to furnish proxy statements to holders of our GDSs.

As an issuer of securities listed on the Mexican Stock Exchange, we are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Recently, the internal regulations of the Mexican Stock Exchange were amended to implement the EMISNET. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as the Sistema de Informacion Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public. In addition, as a Mexican listed company, we must file through the EMISNET, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange and the CNBV, information regarding the occurrence of material events specified in Mexican Securities regulations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including adverse changes in interest rates and foreign currency exchange rates as discussed below:

Interest Rate Risk

We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities. We are subject to interest rate risk through our borrowing activities which include U.S. dollar-denominated Senior Notes having an aggregate principal amount of U.S.$100 million, and an indexed peso denominated fixed rate debenture instrument for a principal amount of 172.9 million UDIs. Except as set forth below, we currently do not enter into interest rate derivative instruments for hedging or trading purposes. To discuss. See "Foreign Exchange Rate Risk". Further details on the derivative instruments are disclosed in Note 8 to the Financial Statements. The table below provides information about our financial instruments that are sensitive to changes in interest rates. For each instrument the table presents annual amortization of notional amounts and weighted average interest rates by contractual maturity dates. The fair value of each of the items below is based on the current rates available to us for the remaining outstanding debt of the same remaining maturity.

Expected Maturity Date
	2001	2002	2003	2004	2005	Thereafter	Total notional amount	Fair value
Long-term debt:
Fixed rate	Ps.273,344	Ps -	-	Ps 274,800	Ps.936,800	Ps.528,257	Ps.1,749,887	Ps.1,879,149
Average interest rate	9.10%	0.0%		Libor + 1.75%	9.375%	8.0%	7.97%	7.97%

During 2001 and 2000, we engaged in the following transactions:

* On February 28, 2001 we renegotiated the forward agreement for the purchase of U.S.$20 million effective from March 1, 2001 to April 14, 2005, when we will be obligated to pay the Mexican peso equivalent of 74,004,278 UDIs.

* In December 2001, the Company entered into a forward contract for the purchase of U.S.$30 million at the exchange rate of Ps. 9.85 per dollar, effective from December 3, 2001 to December 27, 2002, provided that the exchange rate does not rise above Ps. 11.25 per dollar during the term of the contract. If the exchange rate were to rise about Ps. 11.25 per dollar, our obligations under this contract would be terminated.
* In December 2000, the Company established an UDI-indexed, peso-denominated debenture program pursuant to which it could issue debentures in an aggregate amount of up to 500 million UDIs. Under this program, the Company issued debentures with a face value of 172.9 million UDIs with a fixed interest rate of 8%, payable semi-annually over a ten year term. The contract includes restrictive covenants which (i) limit our ability to (a) issue additional debt; (b) incur encumbrances; (c) enter into or effectuate mergers, spin-offs or sale of assets; and (d) pay dividends; and (ii) require that we maintain a certain degree of priority (guarantee).

Foreign Exchange Rate Risk

We have U.S. dollar-denominated long-term debt and is subject to foreign currency exchange rate risk on cash flows related to interest and principal payments. We currently entered into foreign currency derivative instruments for hedging of approximately U.S.$30 million of the dollar-denominated debt. Gains or losses related to these payments are recognized in income in the period incurred.

The fair values are based on the rates at which we could borrow funds with similar terms and remaining maturities at the dates presented.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

PART III

Item 15. [Reserved]

Not applicable.

Item 16. [Reserved]

Not applicable.

PART IV

Item 17. Financial Statements

See pages F-1 through F-6, which are incorporated herein by reference.

Item 18. Financial Statements

We have responded to Item 17 in lieu of Item 18.

Item 19. Exhibits

(a) List of Financial Statements
Report of Independent Accountants Consolidated Balance Sheets as of December 31, 2000 and 2001
Consolidated Statements of Income for the Years Ended December 31, 1999, 2000 and 2001.
Consolidated Statements of Changes in Stockholders' Equity for the Years ended December 31, 1999, 2000 and 2001.
Consolidated Statements of Changes in Financial Position for the Years ended December 31, 1999, 2000 and 2001.
Notes to Consolidated Financial Statements.

All other schedules relating to us are omitted because they are not required or because the required information is contained in our Financial Statements or Notes thereto.

(b) List of Exhibits
3.1 Amended and Restated Bylaws (Estatutos Sociales) of the Registrant.1
4.1 Indenture, dated as of April 14, 1998, for the Senior Notes between the Registrant and IBJ Schroder Bank & Trust Company as Trustee.2
10.1 Form of Indemnity Agreement between the Registrant and its directors and its executive officers.3
10.2 Restated Corporate Joint Venture Agreement dated February 15, 1995, between the Price Company and Price Venture Mexico and CCM.3
10.3 Credit Agreement, dated as of May 24, 1996, among CCM, Comerical Mexicana S.A. de C.V., the Banks listed therein and Morgan Guaranty Trust Company of New York, as Agent.3
10.4 Form of Share Purchase Agreement between us and certain employees.3
10.5 Form of Registration Rights Agreement between the Company and each of Messrs. Carlos González Nova, Jamie González Nova and Guillermo González Nova.3

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

Registrant

By: /s/ Francisco Martinez de la Vega
Francisco Martinez de la Vega
Chief Financial and Administrative Officer
Dated: July 1, 2002

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

Report of Independent Accountants

To the Stockholders of
Controladora Comercial Mexicana, S.A. de C.V.

We have audited the consolidated balance sheets of Controladora Comercial Mexicana, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001. These financial statements have been prepared in accordance with accounting principles generally accepted in Mexico and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2k to the financial statements, beginning January 1, 2000, the Company adopted the guidelines of amended Bulletin D-4 " Accounting Treatment of Income Tax, Assets Tax and Employee Statutory Profit Sharing".

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Controladora Comercial Mexicana, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of operations, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the determination of the consolidated results of operations for each of the three years in the period ended December 31, 2001 and stockholders' equity at December 31, 2001 and 2000, to the extent summarized in Note 18 to the financial statements.

PricewaterhouseCoopers

Manuel Garcia Braña

Mexico, D.F.
March 1, 2002.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 31, 2001 and 2000
(In thousands of Mexican pesos of constant purchasing power as of Decembre 31, 2001)
ASSETS
	2001	2000
Current assets:
Cash	Ps 423,610	Ps 716,964
Temporary investments (Note 4)	761,602	621,450
Trade accounts receivable	341,088	373,181
Other accounts and notes receivable (Note 5)	624,890	554,744
Accounts receivable from affiliated companies, net	4,509	7,564
Inventories	3,867,527	4,072,995
Prepaid expenses and other assets	99,604	97,097
	6,122,830	6,443,995
Permanent investments (Note 4)	-	108,200
Property, equipment and leasehold improvements, net (Note 7)	14,559,132	14,219,903
Other assets	495,949	364,166
Total assets	Ps 21,177,911	Ps 21,136,264
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade payables	Ps 5,089,815	Ps 5,705,409
Taxes payable	160,471	246,405
Forward agreement (Note 8)	8,897	-
Other accrued liabilities	681,046	679,506
	5,940,229	6,631,320
Long-term liabilities:
Long-term debt and forward agreement (Note 8)	1,749,887	1,805,929
Labor obligations (Note16)	116,191	53,233
Deferred income taxes (Note 15)	2,545,330	2,332,518
Total liabilities	10,351,637	10,823,000
Stockholders' equity:
Contributed capital (Note 11):
Capital stock	1,737,600	1,737,600
Restatement	4,850,581	4,850,581
	6,588,181	6,588,181
Paid in-capital, net	874,436	957,835
	7,462,617	7,546,016
Earned capital (Note 13):
Legal reserve	466,152	409,536
Retained earnings	4,531,448	3,641,329
Reserve for repurchase of units	482,559	220,292
Units repurchased for stock purchase plan	-	(6,575)
Result from holding nonmonetary assets	(2,958,874)	(2,731,553)
Net income for the year	759,250	1,150,784
Total earned capital	3,280,535	2,683,813
Total majority stockholders' equity	10,743,152	10,229,829
Minority interest	83,122	83,435
Total stockholders' equity	10,826,274	10,313,264
Total liabilities and stockholders' equity	Ps 21,177,911	Ps 21,136,264
The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2001, 2000 and 1999
(In thousands of Mexican pesos of constant purchasing power as of Decembre 31, 2001, except for unit amounts)

	2001	2000	1999

Net sales	Ps 33,063,003	Ps 33,001,752	Ps 30,898,132
Cost of sales	26,773,381	26,695,308	24,957,516
Gross profit	6,289,622	6,306,444	5,940,616

Operating expenses:
Selling	4,571,419	4,355,014	3,946,877
Administrative	690,559	794,574	802,768
	5,261,978	5,149,588	4,749,645
Operating income	1,027,644	1,156,856	1,190,971

Integral result of financing:
Interest expense	(257,103)	(245,659)	(261,493)
Loss from forward agreement	(39,727)	-	-
Interest income	55,546	54,930	86,834
Gain from repurchase of notes	-	292	1,012
Foreign-exchange gain (loss), net	22,366	(54,384)	94,274
Gain from monetary position	228,835	473,987	639,355
	9,917	229,166	559,982

Income after integral result of financing	1,037,561	1,386,022	1,750,953

Miscellaneous expense, net	(17,618)	(149,404)	(156,845)

Income before provisions	1,019,943	1,236,618	1,594,108

Provision for iIncome taxes and employee
statutory profit sharing (Note 15)	252,376	78,110	159,403

Income before minority interest	767,567	1,158,508	1,434,705
Interest of minority stockholders in the results
of subsidiaries	(8,317)	(7,724)	(6,346)

Net income for the year	Ps 759,250	Ps 1,150,784	Ps 1,428,359

Per unit of capital stock:
Income befre minority interest	Ps 0.72	Ps 1.06	Ps 1.32
Minority interest	0.00	0.00	0.00
Net income	Ps 0.72	Ps 1.06	Ps 1.32

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDES' EQUITY
For the years ended December 31, 2001, 2000 and 1999
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2001, except for unit amounts)
	Capital stock (Note 11)	Paid-in capital net	Legal reserve	Retained earnings	Reserve for repurchases of units	Units repurchased for stock purchase plan	Results from holding nonmonetary assets	Net income for the year	Majority stock holders' equity	Minority interest	Total stock holders' equity
	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps
Balances as of December 31, 1998	6,588,181	949,442	289,208	3,929,815	185,964	(10,239)	(2,078,060)	1,084,916	10,939,227	105,274	11,044,501
Resolutions of the General Ordinary Stockholders'Meeting held on April 15, 1999:
Transfer to retained earnings				1,033,659				(1,033,659)
Increase legal reserve			51,257					(51,257)
Dividends paid (Ps 0.09 per unit)				(117,746)					(117,746)		(117,746)
Repurchase of units for stock purchase plan, net						4,221			4,221		4,221
Reissuance of units for treasury stock, net		8,393		(12,959)	235,241				230,675		230,675
Increase in minority interest										630	630
Comprenhensive income (Note 13)							(360,507)	1,428,359	1,067,852		1,067,852
Balances as of December 31, 1999	6,588,181	957,835	340,465	4,832,769	421,205	(6,018)	(2,438,567)	1,428,359	12,124,229	105,904	12,230,133
Resolutions of the General Ordinary Stockholders'Meeting held on April 14, 2000:
Transfer to retained earnings				1,359,288				(1,359,288)
Increase legal reserve			69,071					(69,071)
Dividends paid (Ps 0.092 per unit)				(109,812)					(109,812)		(109,812)
Repurchase of units for stock purchase plan, net						(557)			(557)		(557)
Repurchase of units for treasury stock, net					(200,913)				(200,913)		(200,913)
Initial effects of deferred taxes				(2,440,916)					(2,440,916)		(2,440,916)
Decrease in minority interest										(22,469)	(22,469)
Comprenhensive income (Note 13)							(292,986)	1,150,784	857,798		857,798
Balances as of December 31, 2000	6,588,181	957,835	409,536	3,641,329	220,292	(6,575)	(2,731,553)	1,150,784	10,229,829	83,435	10,313,264
Resolutions of the General Ordinary Stockholders'Meeting held on April 5, 2001:
Transfer to retained earnings				1,094,168				(1,094,168)
Increase legal reserve			56,616					(56,616)
Dividends paid (Ps 0.107 per unit)				(116,255)					(116,255)		(116,255)
Increase in the reserve for repurchase of units				(87,794)	87,794
Reissuance of units for stock purchase plan, net						6,575			6,575		6,575
Reissuance of units for treasury stock, net		(83,399)			174,473				91,074		91,074
Decrease in minority interest										(313)	(313)
Comprenhensive income (Note 13)							(227,321)	759,250	531,929		531,929
Balances as of December 31, 2001	6,588,181	874,436	466,152	4,531,448	482,559	-	(2,958,874)	759,250	10,743,152	83,122	10,826,274
The accompanying notes are integral part of these financial statements

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2001, 2000 and 1999
(In thousands of Mexican pesos of constant purchasing power as of Decembre 31, 2001)
	2001	2000	1999
Operating activities:
Net income	Ps 759,250	Ps 1,150,784	Ps 1,428,359
Items applied to income not requiring the use (providing) of funds:
Depreciation and amortization	683,156	642,405	571,273
Provision for deferred taxes	212,812	(70,247)	-
Cancellation of the fall in value of permanent investment	-	-	(51,958)
Labor obligations	11,151	18,991	3,731
Minority interest	8,317	7,724	6,346
	1,674,686	1,749,657	1,957,751
(Increase) decrease in:
Trade accounts receivable	32,093	5,392	(121,968)
Inventories	(21,853)	(191,356)	(916,464)
Other accounts and notes receivable	(245,717)	196,062	202,798
Prepaid and other expenses	(2,507)	(8,222)	(2,875)
Increase (decrease) in:
Trade payables	(615,594)	(106,928)	477,205
Taxes payable	(85,934)	31,214	57,148
Other accrued liabilities	(3,682)	80,093	1,601
	(943,194)	6,255	(302,555)
Resources provided by operating activities	731,492	1,755,912	1,655,196
Financing activities:
Bank loans, short-term	485,269	-	356,616
Bank loans, long-term	305,630	525,126	395,022
Payment of bonds and bank loans	(838,044)	(567,700)	(1,688,137)
Paid in capital	(83,399)	-	8,393
Minority interest	(8,630)	(30,192)	(5,717)
Dividends paid	(116,255)	(109,812)	(117,746)
Reissuance (acquisition) of units for treasury stock, net	174,473	(200,913)	222,283
Units reissuance (repurchased) for stock purchase plan	6,575	(557)	4,221
Resources used for financing activities	(74,381)	(384,048)	(825,065)
Investing activities:
Decrease in permanent investments	108,200	-	-
Acquisitions of property and equipment,
Leasehold improvements and other assets	(1,140,615)	(1,308,103)	(989,144)
Disposition of property and equipment	222,102	156,986	304,950
Resources used in investing activities	(810,313)	(1,151,117)	(684,194)
Net (decrese) increase in cash and temporary investments	(153,202)	220,747	145,937
Cash and temporary investments at beginning of year	1,338,414	1,117,667	971,730
Cash and temporary investments at end of year	Ps 1,185,212	Ps 1,338,414	Ps 1,117,667
The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND BACKGROUND:
Controladora Comercial Mexicana, S.A. de C.V. (CCM, and together with its consolidated subsidiaries, "the Company") was founded as a partnership on January 28, 1944, under the name of Antonino González e hijo. On July 1, 1957, it was incorporated under the name of Comercial Mexicana; on March 5, 1982, it became a limited liability company with variable capital (Sociedad Anónima de Capital Variable). On December 9, 1988, the Company changed its name to Controladora Comercial Mexicana, S.A. de C.V., and modified its corporate by-laws, effective January 1, 1989, to enable it to engage in the business of leasing personal property and real estate, and investing in companies engaged in the purchase, sale and distribution of groceries and general merchandise in the Mexican Republic.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The principal accounting policies followed by the Company, which are in accordance with accounting principles generally accepted in Mexico, are summarized below:

a) Revenue Recognition
Revenue from product sales is recognized when the related goods are shipped and all significant obligations of the Company have been satisfied.

b) Consolidation
The percentage investment in significant subsidiary companies is 99.99%, except Costco de Mexico with 50%.

Subsidiary	Activity
Comercial Mexicana, S.A. de C.V.	Operated of a chain of 134 stores (131 in 2000).
Super Mercados, S.A. de C.V.	Operated of a chain of 18 stores (17 in 2000).
Restaurantes California, S.A. de C.V.	Operated of a chain of 50 restaurants (46 in 2000).
Costco de Mexico, S.A. de C.V.	Operated of a chain of 20 membership warehouse stores (19 in 2000).
Subsidiary real estate companies	Group of real estate companies.
Subsidiary service companies	Group of services companies.

The Company consolidates the accounts of all majority-owned subsidiaries. The investment in subsidiary companies and the transactions and balances between them have been eliminated from these financial statements.

The Company's investment in the Costco Mexico Group joint venture with Costco Corporation, meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, the Company reports its investment under the proportionate consolidation method.

c) Temporary investments
Temporary investments are recorded at market value as of the balance sheet date. Unrealized gains and losses are included in interest income.

d) Permanent investments
Investments in shares for which tenure is estimated to be no longer than one year are valued at cost restated using the National Consumer Price Index (NCPI).

e) Inventories
Inventories are stated at cost, principally using the retail method, which is equivalent to replacement cost.

f) Cost of sales
Since the retail method was used to value inventories and due to the high inventory turnover, the cost of sales is considered restated.

g) Property, equipment and leasehold improvements
The Company restates the amounts of property, equipment and leasehold improvements according to changes in the NCPI, in compliance with the Bulletin B-10 and its amendments. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

h) Depreciation and amortization
Depreciation of property and equipment and amortization of leasehold improvements, is based on its restated cost and calculated through the straight-line method, applying annual rates appropriate for absorbing the original cost of assets, as well as their restatement within the useful life of the asset.

The depreciation rates used are a follows:

	2001	2000
Building	2%	2%
Store fixtures	9%	9%
Leasehold improvements	5%	5%
Other assets	9%-20%	9%-20%

i) Pre-opening costs
Costs associated with the opening of new stores are recorded to income during the same fiscal year in which such stores start-up operations .

j) Stock purchase plan
The Company has established a stock purchase plan in which the Company purchases its own units and grants key personnel the right to purchase units on an installment basis. The units are sold to employees at the fair market value on the day granted. The employees pay for their stock purchases ratably over a nine-year period. Accounts receivable from employees for the short-term purchase of units are recorded as other accounts and notes receivable. On the other hand, those maturing longer than a year are recorded under other assets. Additionally at December 31,2001, the Company has established a long-term stock option plan. The short-term and long-term units assigned to employees at that date amount approximately to 45,607,000.

k) Income taxes and deferred income taxes
The Company recognizes the deferred income tax through the comprehensive asset and liability method, in accordance with the guidelines of amended Bulletin D-4 "Accounting Treatment of Income Tax, Assets Tax and Employee Profit sharing", issued by the Mexican Institute of Public Accountants ("MIPA") which consists in determining said tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities at the date of the financial statements.The accrued effect of this accounting change, effective January 1, 2000, originated a net increase in the deferred tax liability, and a reduction of stockholders' equity by the same amount. (See Note 15).

l) Labor obligations
Trust funds have been established to cover the obligations for seniority premiums determined by Federal Labor Law and a pension plan for employees has been established at December 31, 2001 in one of the subsidiaries. Liabilities related to such obligation were determined based on actuarial calculation. (See Note 16).

m) Foreign currency transactions
Transactions denominated in foreign currencies are recorded at the exchange rates in effect on the dates the transactions are closed. Assets and liabilities in foreign currencies are stated in Mexican pesos at the rates of exchange in effect as of the balance sheet date. The differences resulting from fluctuations in the exchange rates between the dates of closing transactions and their settlement of valuation at year-end are applied to the integral results of financing.

n) Financial instruments
Effective January 1, 2001 the Company adopted the provisions established by Bulletin C-2 "Financial Instruments", issued by the Mexican Institute of Public Accountants ("MIPA"), which provides the guidance for recognizing, measuring and disclosing information about financial assets and liabilities, including the accounting for certain hedge transactions. Bulletin C-2 requires that all financial instruments be recorded in the balance sheet at their fair value and changes in the fair value of financial instruments are recorded in each period in the income statement.

The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates. Unrealized gains or losses from outstanding foreign currency forward contracts are not material.

o) Comprehensive income
As of January 1, 2001, Bulletin B-4 "Comprehensive Income", entered into effect. This Bulletin requires that the various items making up the capital gains (losses) during the year be shown in the statement of changes in stockholders equity under the concept "comprehensive income".For comparative purpose the statement of changes in stockholders' equity for the years 2000 and 1999 were restructured.

p) Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principles, requires Management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Therefore, actual results could differ from those estimates.

q) New accounting standards
In December 2001 the MIPA issued revised Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabitilties and Commitments", which supersedes the original Statements C-9 and C-12, both from 1974, and Circulars 46, 47 and 48. The provisions of this new Statement are effective for years beginning on or after January 1, 2003; however, early adoption is recommended.

The objective of this Statement is to establish rules for valuation and disclosure of liabilities and provisions, to determine particular rules for valuation and disclosure of contingent assets and liabilities, and to provide rules for disclosure of commitments acquired by an entity as a part of its normal activities.

In February 2002, the MIPA issued revised Statement C-8, "Intangible Assets", which supersedes the current Statement C-8, effective since 1976. The provisions of this new Statement are effective for years commencing on or after January 1, 2003; however, early adoption is recommended.

The significant provisions of this Statement are: (i) it establishes rules and criteria for accounting for research and development costs; (ii) preoperating costs identified with research and development activities are charged to expenses; and (iii) valuation rules are based on a logical sequence of the assets' useful life, considering initial recognition and valuation of the intangible asset, recognition of an expense, additional payments and valuation after the initial recognition.

3. EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," as amended, issued by the MIPA. The financial statements have been presented in pesos of constant purchasing power as of December 31, 2001 to be comparable to financial information as of that date, as follows:

The balance sheets have been restated at constant pesos as of December 31, 2001 using the National Consumer Price Index ("NCPI") as of that date.

The statements of income have been restated at constant pesos as of December 31, 2001 using the NCPI for the month in which the transactions were executed.

NCPI used to restate prior years financial statements are follows:

	Inflation for the period	Cumulative inflation as for December 31, 2001
1999	12.32%	27.77%
2000	8.96%	13.76%
2001	4.40%	4.40%

The followings items are the result of the recognition of the effects of inflation on the financial information.

Capital stock and earned capital
The capital stock and accumulated results accounts include the effect of restatement, determined by applying the NCPI factor for the applicable year. The restatement represents the amount required to maintain the contributions and earned capital in pesos of constant purchasing power as of December 31, 2001.

Result from holding non-monetary assets
Result from holding non-monetary assets, generated mainly by inventories and, until December 31, 1996, fixed assets, represents the decrease of non-monetary assets, restated through the specific cost method with respect to the restated value of such assets using the NCPI.

Gain from monetary position
The gain from monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities at the beginning of each month and is restated at the end of the year. This effect is included in integral result of financing in the accompanying consolidated statements of income.

4. INVESTMENTS:

The Company's investments consist of the following at December 31:

	2001	2000
Temporary:
Fixed-income investments	Ps 761,602	Ps 621,450
Permanent:
Equity investments, net (1)	-	Ps 108,200

(1) During 2001, the Company sold the entirety of its investments and recognized a gain of Ps 58,273.

5. OTHER ACCOUNTS AND NOTES RECEIVABLE:

At December 31, other accounts and notes receivable consist of the following:

	2001	2000
Lease receivables	Ps 5,629	Ps 9,001
Receivables from employees (1)	36,681	25,978
Value- added tax and other taxes receivable	407,943	384,895
Others	174,637	134,870
	Ps 624,890	Ps 554,744

(1) Primarily receivables arising from installment sales under the employees stock purchase plan. The non-current portion of receivables from the stock purchase plan amounts Ps 109,694 and Ps 89,486 in 2001 and 2000, respectively, and are included in other assets.

6. RELATED PARTIES:

The Company's majority shareholders own a controlling interest in Nova Distex, S.A. de C.V. (Nova Distex), a textile manufacturer and property management company. The Company provides management services to Nova Distex and purchases textiles for resale in its stores.

The following table summarizes the amounts recorded in the Company's accounts, which relate to transactions with Nova Distex .

	2001	2000	1999
Purchases	Ps 80,939	Ps 89,876	Ps 96,137
Purchase of fixed assets and others	6,620	43,452	37,807

Accounts receivables	-	7,564	9,980

7. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Property, equipment and leasehold improvements consist of the following at December 31:

	2001	2000
Buildings	Ps 5,811,705	Ps 5,685,348
Store fixtures	3,317,472	3,017,659
Electronic equipment	801,046	790,547
Office fixtures	82,753	95,524
Machinery and equipment	259,338	268,430
Leasehold improvements	1,715,430	1,607,468
	11,987,744	11,464,976
Less: accumulated depreciation and amortization	4,623,696	4,105,240
	7,364,048	7,359,736
Land	7,064,565	6,762,345
Construction in progress and advances for purchase of fixed assets	130,519	97,822
	Ps 14,559,132	Ps 14,219,903

Depreciation expense amounted to Ps 683,156, Ps 642,405 and Ps 571,273, for the years ended December 31, 2001, 2000 and 1999, respectively.

8. DEBT:

Total debt as of December 31, consists of the following obligations:

	2001	2000
Unsecured notes of US $ 100 million maturing in 2005, at a fixed interest rate of 9.375% payable semi-annually. (1)	Ps 916,000	Ps 1,007,460
Forward agreement of US$20 million maturing in 2005 (2)	30,830
Direct loan of US$30 million, maturing semi-annually from June 2003 to December 2004, at a fixed interest rate libor plus 1.75 payable semi-annually	274,800
Forward agreement of US$30 million maturing in 2002 (3)	8,897
Debenture bonds of 172.9 million Investment Units (UDI's) Maturing in 2010 at a fixed interest rate of 8%, payable semi-annually.(4	528,257	525,125
Direct loan of 90 million Investment Units (UDI's) maturing in 2002 at a fixed interest are of 9.10% (5)		273,344
	1,758,784	1,805,929
Less:
Short-term forward contract	8,897	-
Total long-term debt	Ps 1,749,887	Ps 1,805,929

(1) In April 1998, the Company issued US$130 million Series B unregistered bonds at a fixed interest rate of 9.375% . Interest on this bond is payable semi-annually in April and October of every year beginning October 1998. Beginning April 2003, the Company has the option to repurchase these bonds, partially or fully, at 104.5% of their nominal value, and 102.25% twelve months after that date. The agreement for this bond has certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined) to: (i) incur additional indebtedness; (ii) make certain restricted payments (iii) allow restrictions on distributions from Restricted Subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its Restricted Subsidiaries; and (ix) merge or consolidate with any other entity. Additionally the Company will be required to make an offer to purchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of the purchase with the proceeds of certain asset sales. During 2000 and 1999, the Company repurchased US$ 1.5, and US$ 2.5 million Notes (fair value), which were cancelled in 2000 and 1999, respectively.
(2) On February 28, 2001 the Company renegotiated the forward agreement for US$20 million effective from March 1, 2001 to April 14, 2005, binding itself to pay the equivalent amount in Mexican pesos, at 74,004,278 Investment Units (UDI's).
(3) In December 2001, the Company entered into a forward contract for US$30 million at the exchange rate of Ps9.85 per dollar, effective from December 3, 2001 to December 27, 2002. Said liability shall be cancelled if the exchange rate exceeds the amounts of Ps11.25 per dollar during the term of the contract.
(4) In December 2000, the Company subscribed a program of debentures in an amount up to Ps 1.5 billion. The Company further issued 1,729,000 debenture bonds with a face value of 100 Investment Units (UDI's) each and amounts to an equivalent of 172.9 million Investment Units (UDI's) over a ten year term with a fixed interest rate of 8.45%, plus the increase in the NCPI issued by Banco de Mexico in the value of each UDI. Interest accrued on the debenture bonds will be liquidated every semester on the eighth of June and December every year. The contract has certain financial restrictive convenants that limit the ability of the Company and its subsidiaries (as defined): (i) limit to acquire additional debt; (ii) limitations on encumbrances; (iii) conditions for mergers, spin-offs or sale of assets; (iv) limitation on dividends paid; (v) maintaining a certain degree of priority (guarantee).
(5) In October 1999, a debt in dollars was refinanced with a direct loan of Investment Units (UDI's), considered at a fixed annual interest rate of 11.60% plus the NCPI increase in the value of each UDI, an index issued by Banco de Mexico. Interest was payable monthly. On December 2000, the Company made a partial payment in the amount of 40 million Investment Units (UDI's) and restructured the remaining debt by reducing the interest rate to 9.10%.The Company settled this loan in advance in March 2001.

At December 31, 2001 and 2000, the Company had an aggregate of over Ps 4,427 million and Ps 2,964 million respectively of credit available through unused uncommitted lines of credit with ten banking institutions in 2001 and nine in 2000, under which the Company may borrow in pesos or, at its option, in U.S. dollars (converted to pesos at the exchange rate in effect at the time of the borrowing). The terms and conditions of such lines of credit will be determined at the time when they are utilized. The Company renews its bank lines of credit on a yearly basis. The bank credit lines do not contain any financial covenants.

During 2001, 2000 and 1999, the Company paid Ps 158,113, Ps 177,264 and Ps 203,335, respectively, of interest on debt.

9. LEASES:

The Company leases certain retail locations, warehouse and distribution space under operating leases. Some leases require that the fixed portion of the rent be negotiated annually. Certain leases also provide for contingent rentals based on the sales revenue of the individual stores or restaurants. As leases expire, it can be expected that in the normal course of business, they will be renewed or replaced.

Total rent expense for operating leases for each of the three years ended December 31, is as follows:

	2001	2000	1999
Base rent	Ps 180,781	Ps 150,602	Ps 133,519
Contingent rent	93,849	109,420	116,597
Total rent expense	Ps 274,630	Ps 260,022	Ps 250,116

Minimum rental commitments under non-cancelable operating leases at December 31, 2001, are as follows:

Amount
2002	Ps 180,781
2003	180,781
2004	180,781
2005	180,781
2006 and thereafter	380,592
Ps 1,103,716

10. SOCIAL WELFARE:

An irrevocable trust fund has been set up for voluntary retirement, death, permanent total disability, hospital medical services and disability payments to which administrative employees are entitled in accordance with the rules of the plan established for that purpose. The Company makes contributions of between 20% and 24% of the principal employees' salaries to the trust. The Company has no obligation to the employees for benefits in addition to the contributions made. The trust maintains the plan and handles all payments made to the employees covered under the plan. During the years ended December 31, 2001, 2000 and 1999, contributions were made amounting to Ps 215,582, Ps 198,165 and Ps 191,169,respectively.

11. CAPITAL STOCK:

The authorized capital stock is comprised of 1,086,000,000 B and BC related units with no stated value. At December 31, 2001, subscribed and paid B and BC units are 747,711,639 and 338,288,361, respectively (747,774,339 and 338,225,661, respectively in 2000).

The nominal capital stock, with Ps1,737,600 stated value, consists of Ps298,258 cash contributions, Ps909,632 of capitalized profits and Ps529,710 of capitalized effects of restatement.

At the General Ordinary Stockholders' Meeting held on March 31, 1992, a resolution was passed approving the creation of a reserve for the temporary repurchase for the purposes of acquiring the Company's shares. Later on, at the General Ordinary Stockholders' Meeting held on April 5, 2001 it was approved to increase this reserve up to Ps500,000. The amount of this reserve fluctuates as the Company purchases and sales its own shares in the stock market. During 2001 and 2000, transactions were held in the net amounts of Ps174,473 and (Ps200,913), respectively, against this reserve.

12. STOCK PURCHASE PLAN:

The Company has a stock purchase plan under which key employees are granted rights to purchase the Company's common stock at no less than 100% of the market price on the date the options are granted. The rights vest equally over a five-year. Beginning in 1999, this term was extended for four additional years. Employees selected to participate in the stock purchase plan have the right to receive the fair value appreciation of their allocated units in lieu of exercising their purchase privileges on the planned anniversary dates.

At December 31, 2001 there were not units available for granting to employees. At December 31, 2000 and 1999, 1,095,164, and 742,376 BC units respectively were available for granting to employees. These units have been repurchased by the Company and placed in a trust.

A summary of changes in the stock purchase plan during 2001, 2000 and 1999, is as follows:

	Number of Units	Weighted Average Exercise Price
Outstanding at January 1, 1999	12,461,344	Ps 5.00
Granted	3,678,820	9.37
Exercised	(1,196,935)	9.76
Cancelled	(613,243)	5.00
Outstanding at December 31, 1999	14,329,986	Ps 6.10
Granted	4,558,785	8.29
Exercised	(1,360,426)	10.85
Cancelled	(1,006,510)	6.55
Outstanding at December 31, 2000	16,521,835	Ps 6.77
Granted	6,329,495	7.49
Exercised	(977,794)	8.17
Cancelled	(1,108,104)	7.78
Outstanding (held by 318 employees) at December 31, 2001	20,765,432	Ps 7.05
Units exercisable at:
December 31, 1999	2,193,747	Ps 5.19
December 31, 2000	3,525,840	Ps 5.37
December 31, 2001	5,340,040	Ps 5.60

Outstanding stock options at December 31, 2001, are as follows:

	Outstanding			Exercisable
Exercise PriceRange	BC Units	AverageLife (a)	Average ExercisePrice	BC Units	AverageExercise Price
Ps 3.54-5.00	7,408,020	4.53	Ps 4.99	4,532,181	Ps 4.99
7.00-9.58	13,357,412	7.70	8.19	807,859	8.45
Total	20,765,432	6.57	Ps 7.05	5,340,040	Ps 5.60

(a) Average contractual life remaining in years

Outstanding stock options at December 31, 2000, are as follows:

	Outstanding			Exercisable
Exercise PriceRange	BC Units	AverageLife (a)	Average ExercisePrice	BC Units	AverageExercise Price
Ps 3.54-5.00	8,750,449	5.47	Ps 4.99	3,226,003	Ps 4.98
8.00-9.58	7,771,386	8.13	8.77	299,837	8.99
Total	16,521,835	6.72	Ps 6.77	3,525,840	Ps 5.37

(a) Average contractual life remaining in years

Additionally, during 2001 the Company has established a long-term option plan of units to key personnel, which purchase his/her own units grants under certain circumstances.This units are sold to employees at the fair market value on the day granted; at December 31, 2001, 24,841,534 units were granted to employees at the exercise price of Ps 6.13.

13. EARNED CAPITAL:

Retained earnings
In accordance with the Mexican law, legal appropriations (legal reserve) must be increased by at least 5% of annual net profits until they reach 20% of the contributed capital amount. The appropriated earnings are not available for dividends, but may be used to reduce a deficit or may be transferred to stated capital. Other appropriations of profits require a vote of the shareholders.

Dividends paid will be free of income tax if paid out of the Net Taxable Income Account (CUFIN). A 35% rate will be paid on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by the 1.5385 factor. The applicable tax will be payable by the Company, and it may be credited against income tax the Company is subject to, in the following three fiscal year. Dividends paid will not be subject to any tax withholding.

At December 31, 2001, cumulative earnings that have been subject to income tax and can be distributed by the Company free of Mexican withholding tax were approximately Ps 79,946.

Comprehensive income
Comprehensive income for the years ended December 31,2001, 2000 and 1999, is analyzed as follows:

	2001	2000	1999
Net income for the year	Ps 759,250	Ps 1,150,784	Ps 1,428,359
Result from holding nonmonetary assets for the year	(227,321)	(292,986)	(360,507)
	Ps 531,929	Ps 857,798	Ps 1,067,852

14. FOREIGN CURRENCY POSITION:

The foreign currency position as of December 31, is as follows:

				Year-end
				Exchange Rates (1)
	2001	2000	2000	2001	2000
Assets:
US Dollars:
Investments in securities	Ps 212,448	US$ 23,193	US$ 11,983	Ps 9.16	Ps 9.65
Liabilities:
US Dollars:
Debt and other liabilities	Ps 1,423,244	US$ 155,376	US$ 121,482	Ps 9.16	Ps 9.65

(1) In pesos per US dollar. The assets and liabilities denominated in foreign currency are translated in the financial statements at the exchange rates mentioned above.

As of December 31, 2001 and 2000, the Company and its subsidiaries had foreign non-monetary assets or whose replacement cost is determined in foreign currency, as detailed below:

	2001	2001	2000
Computer equipment	Ps 521,433	US$ 56,925	US$ 51,360
Inventories	220,875	24,113	18,932
	Ps 742,308	US$ 81,038	Us$ 70,292

Other transactions carried out in US dollars, for the years ended December 31, are summarized below:

	2001	2001	2000
Net export and import of goods and services	Ps 1,550,440	US$ 169,262	US$ 126,409
Technical advice	15,087	1,647	1,688
Interest payments	100,394	10,960	12,274
	Ps 1,665,921	US$ 181,869	US$ 140,371

As of March 1, 2002, issuance date of the independent auditors report, the US dollar exchange rate is Ps 9.0965 per US dollar as published by brokerage houses.

15. INCOME TAX:

At December 31, 2001, 2000 and 1999, income tax and employees' profit sharing provision are summarized as shown below:

	2001	2000	1999
Income tax due	Ps 14,221	Ps 10,742	Ps 7,195
Deferred income tax	311,117	136,337	-
Assets tax	23,763	125,522	144,406
Employees statutory profit sharing	1,580	12,093	7,8023
Gain on monetary position through the initial deferred income tax effect	(98,305)	(206,584)	-
	Ps 252,376	Ps 78,110	Ps 159,403

For both Mexican and US GAAP purposes, the financial statement carrying amounts utilized in the determination of the deferred tax assets and liabilities include the inflation adjustment described in Note 3, and their respective tax bases also include the effects of inflation based on tax regulations.

The Company from 1989 obtained authorization from the Mexican Treasury Department to consolidate its tax result with those of its controlled companies.

As of December 31, 2001, the Company had consolidated losses for tax purposes amounting approximately Ps 486,106, which will reduce consolidated taxable income in future years until 2011. In addition, the Company has operating loss carryforwards, which have been generated by subsidiary companies prior to their inclusion in the consolidated income tax calculation. Accordingly, the individual subsidiary companies must generate taxable income for the group to utilize such losses.

The assets tax paid may be utilized as a credit against future income taxes during the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carryforward for up to ten years and is subject to restatement based on the NCPI when utilized. As of December 31, 2001 the assets tax is available as a tax loss carryforward in the amount of Ps 476,189 and expires in the years 2004 to 2011.

At December 31, the main temporary differences on which deferred income tax is recognized are summarized as shown below:

	2001	2000
Inventories	Ps (1,353,634)	Ps (11,425,548)
Fixed assetsVacation provision	(1,874,426)	(1,867,419)
Other net	682,730	960,449

Deferred income tax payable	Ps (2,545,330)	Ps (2,332,518)

As a result of the amendments to the income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate (35%) will be reduced annually to a nominal of rate of 32% in 2005.Consequently, the effect of this gradual decrease in the income tax is a reduction of deferred income tax liabilities by Ps 258,987 in 2002 thereby increasing the net income in the same amount.

The following is a reconciliation of the statutory income tax rate of the actual effective income tax rate for the year ended December 31:

	2001	2000	1999
Income tax computed at statutory tax rate	35%	35%	35%
Depreciation and amortization	2%	18%	(1%)
Inventories	(1%)	(42%)	(46%)
Inflationary interest adjustment and net monetary gain (B-10)	(6%)	(16%)	1%
Provisions	13%	5%	4%
Other	3%	( 20%)	( 11%)
Tax loss carryforwards	(24%)	15%	19%
Provision for income tax and deferred tax	22%	(5%)	1%

16. LABOR OBLIGATIONS:

Under Federal Labor Law in Mexico, the Company is liable for payments to employees terminated under certain circumstances. In the Company's main subsidiaries, trust funds have been established to cover incurred and contingent obligations for seniority premiums that are derived from the application of Federal Labor Law.

The cost of these seniority premiums and pension plan is computed based on actuarial calculations using the projected unit credit method. This method establishes the procedures for measuring the expenses and liabilities for the pension plan and seniority premiums.

The net cost of this period amounted to Ps 17,444, Ps 18,991 and Ps 8,801 in 2001, 2000 and 1999, respectively.

The amounts of projected benefits for labor obligations at December 31, 2001 and 2000 (See Note 2I) are as follows:

	2001	2000
Accumulated benefit obligation	Ps (114,352)	Ps (53,720)
Additional projected benefits	(20,499)	(921)
Projected benefit obligation	(134,851)	(54,641)
Less:
Plan assets	27,721	15,163

Projected benefit obligation in excess of plan assets	(107,130)	(39,478)
Net transition assets, changes in assumption and adjustments based on experience	(9,061)	(13,755)
Accrued liabilities	Ps (116,191)	Ps (53,233)

17. SEGMENT INFORMATION:

Business segments integrating the Company are revealed in compliance with revised International Accounting Standard No14, "Segment Information".

The Company's main activity is the operation of supermarkets and mass merchandising store in Mexico.

The Company operates in three segments: (1) the CCM Group, which includes the Comercial Mexicana, Bodega and Mega supermarkets, and comprises our core business (2) the Costco Mexico Group, which operates Costco Mexico, our joint venture with Costco Companies, Inc., and (3) the Other Group, which includes Restaurantes California and our Sumesa stores. These segments consider organizational structures, administration and financial information separate from the rest the group when decisions are taken.

The balances corresponding to segment information as of December 31, are shown below:

	Self-service			Joint venture and others
	2001	2000	1999	2001	2000	1999
Revenue from external customers	Ps 26,620,528	Ps 27,222,574	Ps 26,188,967	Ps6,442,475	Ps 5,779,178	Ps 4,709,165
Depreciation and amortization	577,840	564,408	499,930	105,316	77,997	71,343
Net income	590,650	930,308	1,273,256	168,600	220,476	155,103
Long-term assets	12,693,035	12,754,305	12,195,948	2,362,046	1,829,764	1,879,410
Material liabilities	4,305,437	5,002,588	5,198,543	784,378	702,821	613,794
Capital expenditures	861,775	994,344	661,719	278,840	313,759	327,426

18. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statement for the effects of inflation required under Bulletin B-10 and Mexican National Banking and Securities Commission ("CNBV") requirements, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The application of Bulletin B-10 to the U.S. GAAP adjustments follows the methodology discussed in Note 3.

The principal differences other than inflation accounting, between Mexican GAAP and U.S. GAAP are presented below together with an explanation, where appropriate, of the adjustments that affect the determination of the consolidated results of operations (net of effects of minority interest), for each of the three years in the period ended December 31, 2001, 2000 and 1999 and stockholders' equity at December 31, 2001 and 2000.

Reconciliation of Net Income
Net income is reconciled as follows:

Year ended December 31,
		2001	2000	1999
Net income reported under Mexican GAAP		Ps 759,250	Ps 1,150,784	Ps 1,428,359
U.S. GAAP adjustments:
Deferred income taxes	a.	63,547	63,538	(140,060)
Deferred employee profit sharing	a.	8,883	(2,948)	(265)
Gain of repurchase of Senior Notes	b.	-	(292)	(1,013)
Seniority premiums	c.	-	11,533	-
Unrealized (loss) gain on valuation of investments	h.	15,514	-	(52,000)
Compensation gain (expense) from stock purchase plan	d.	24,476	29,364	(86,966)
Impact of U.S. GAAP adjustments on minority interest	f.	(5,854)	1,788	656
Equity in (losses) earnings of affiliates	g.	(50,252)	(21,654)	3,432
Effect of inflation accounting on U.S. GAAP Adjustments	e.	17,709	16,490	314,903
Total U.S. GAAP adjustments		74,023	97,819	38,687
Net income before extraordinary items under U.S. GAAP		833,273	1,248,603	1,467,046
Extraordinary item- gain on repurchase of notes	b.	-	292	1,013
Net income under U.S. GAAP		Ps 833,273	Ps 1,248,895	Ps 1,468,059
Weighted average units outstanding (thousands)		1,061,260	1,079,537	1,080,814
Outstanding units under stock purchase plans		45,607	16,522	14,330
Diluted weighted average units outstanding (thousands)		1,106,867	1,096,059	1,095,144
Basic income per unit before extraordinary item		Ps 0.79	Ps 1.16	Ps 1.36
Basic income per unit per extraordinary item		-	-	-
Basic income per unit under U.S. GAAP		Ps 0.79	Ps 1.16	Ps 1.36
Diluted net income per unit under U.S. GAAP		Ps 0.75	Ps 1.14	Ps 1.34

Comprehensive Income
Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" establishes rules for the reporting of comprehensive income and its components. Comprehensive income includes net income, loss from holding non-monetary assets and unrealized gains (losses) of available for sale securities, net. The following table summarizes the components of comprehensive income under U.S. GAAP for the years ended December 31, 2001, 2000 and 1999.

Year ended December 31,
	2001	2000	1999
Net income	Ps 833,273	Ps 1,248,895	Ps 1,468,059
Loss from holding non-monetary assets	(247,403)	(349,857)	(384,390)
Unrealized gains of available for sale securities, net	(15,514)	24,534	52,000
Comprehensive income	Ps 570,356	Ps 923,572	Ps 1,135,669
Accumulated comprehensive income at end of year	Ps 3,468,093	Ps 2,897,737	Ps 1,974,165

Reconciliation of Stockholders' Equity

Stockholder's equity is reconciled as follows:

		December 31,
		2001	2000
Stockholders' equity under Mexican GAAP		Ps 10,826,274	Ps 10,313,264
Approximate U.S. GAAP adjustments:
Minority interest	f.	(83,122)	(83,435)
Impact of U.S. GAAP adjustments on minority interests		664	6,673
Deferred income taxes	a.	28,304	(46,938)
Deferred employee profit sharing	a.	-	(9,118)
Accrued seniority premium cost	c.	-	-
Equity in earnings of affiliates	g.	(42,473)	7,779
Unrealized gain on valuation of investments	h.	-	15,514
Accrued liability under stock purchase plan	d.	(18,115)	(45,912)
Receivable under stock purchase plan	d.	(301,565)	(116,720)
Total U.S. GAAP adjustments		(416,307)	(272,157)
Stockholders' equity under U.S. GAAP		Ps 10,409,967	Ps 10,041,107

Analysis of changes in Stockholders' Equity under U.S. GAAP

	2001	2000
Stockholders' equity at beginning of year	Ps 10,041,107	Ps 9,437,010
Net income	833,273	1,248,895
Dividends paid	(116,255)	(109,812)
Reissuance of shares for stock
purchase plan, net	6,575	(557)
(Repurchase) reissuance of treasury stock	91,074	(200,913)
Loss from holding non-monetary assets	(247,403)	(349,857)
Change in receivable under stock purchase plan	(184,845)	(17,260)
Payments to employees under stock purchase plan	1,955	9,067
Change in unrealized gains on valuation of Investments	(15,514)	24,534
Stockholders' equity at end of year	Ps 10,409,967	Ps 10,041,107

a. Deferred Income Taxes and Employee Profit Sharing
Prior to December 31,1999, Under Mexican GAAP, deferred taxes are provided only for the identifiable, non-recurring temporary differences, (i.e., those that are expected to reverse over a definite period of time). Effective January 1, 2000, the Company adopted the provisions of the revised Bulletin D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing". The new D-4 changes the accounting treatment from the partial liability method to the full asset and liability method, requiring the recognition of the deferred tax effects for the temporary differences between accounting and tax values of assets and liabilities. For U.S. GAAP purposes, in 1991 the Company adopted SFAS No. 109, "Accounting for Income Taxes," ("SFAS 109") which requires an asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of all temporary differences, both recurring and non-recurring, between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The primary components of net deferred tax liability under U.S. GAAP consists of the following at December 31:

	2001			2000
	SFAS No.109 Applied to Mexican GAAP Balances	SFAS No. 109 Applied to U.S. GAAP Adjustments	SFAS No. 109 Total	SFAS No. 109 Total
Deferred income taxes:
Short-term:
Inventories	Ps (1,162,090)	Ps -	Ps (1,162,090)	Ps (1,233,062)
Accrued vacations	10,667	-	10,667	8,753
Tax loss carryforwards	83,279	-	83,279	787,767
Prepaid expenses	(15,045)	-	(15,045)	(15,347)
Total short-term	(1,083,189)	-	(1,083,189)	(451,889)
Long-term:
Fixed assets	(1,768,560)	-	(1,768,560)	(1,894,343)
Equity investments	-	(161,101)	(161,101)	(46,769)
Seniority premiums	19,602	-	19,602	18,078
Permanent investments	-	-	-	(4,533)
Tax loss carryforwards	-	-	-	2,326
Asset tax credit carryforwards	476,180	-	476,180	420,139
Total long-term	(1,272,778)	(161,101)	(1,433,879)	(1,505,102)
	(2,355,967)	(161,101)	(2,517,068)	(1,956,991)
Less valuation allowance	-	-	-	(422,465)
Net deferred income tax liabilities	Ps (2,355,967)	Ps (161,101)	Ps (2,517,068)	Ps (2,379,456)

For the year ended December 31, 2001, the difference in net deferred tax liabilities between Mexican and US GAAP was as follows:

	Mexican GAAP	U.S GAAP	Difference
Deferred tax liability:
At December 31, 2000	Ps (2,332,518)	Ps (2,379,456)	Ps (46,938)
At December 31, 2001	(2,545,330)	(2,517,068)	28,262
Net Change	Ps (212,812)	Ps (137,612)	Ps 75,200

	Mexican GAAP	U.S GAAP	Difference
Deferred tax liability:
At December 31,1999	Ps (2,422,716)	Ps (2,514,133)	Ps 91,417
At December 31,2000	(2,332,518)	(2,379,456)	(46,938)
Net Change	Ps 90,198	Ps 134,677	Ps 44,479

The net change in the deferred tax liabilities during the year ended December 31, 2001 and 2000, was allocated to the following components:

	Mexica GAAP 2001	U.S GAAP 2001	Difference
Deferred tax expense :	Ps (311,117)	Ps (247,571)	Ps 63,547
Monetary gain (1)	98,305	105,517	7,211	(1)
	(212,812)	(142,054)	70,758
Gain (loss) from holding non-monetary assets	-	4,442	4,442
	Ps (212,812)	Ps (137,612)	Ps 75,200

(1) Amount included in the "Effect of inflation accounting on U.S. GAAP adjustments".

	Mexican GAAP 2000	U.S GAAP 2000	Difference
Deferred tax expense :	Ps (136,337)	Ps (72,799)	Ps 63,538
Monetary gain (1)	206,584	209,827	3,244	(1)
	70,247	137,028	66,782
Gain (loss) from holding non-monetary assets	19,950	(2,352)	(22,303)
	Ps 90,197	Ps 134,676	Ps 44,479

(1) Amount included in the "Effect of inflation accounting on U.S. GAAP adjustments".

Under Mexican law, employees' profit sharing is computed at 10% of the individual income of each of the Company's subsidiaries. The calculation is based on taxable income adjusted to exclude the effects of inflation and asset restatement. While the employee profit sharing provision is calculated in a similar manner as income taxes it is classified as an operating expense under U.S. GAAP. The components of net deferred employee profit sharing liability under U.S. GAAP consist of the following :

	December 31,
	2001	2000
Deferred employee profit sharing:
Short-term:
Inventories	Ps (7,847)	Ps (8,291)
Accrued vacations	3,047	2,501
Total short-term	Ps (4,800)	Ps (5,790)
Long-term:
Fixed assets	(270)	(8,493)
Seniority premiums	5,601	5,165
Total long-term	5,331	(3,328)
Total deferred employee profit sharing before reserve	531	(9,118)
Reserve for employee profit sharing	(531)	-
Total deferred employee profit sharing	Ps -	Ps (9,118)

The distribution of the net change in deferred employee profit sharing under U.S. GAAP for the years ended December 31, 2001, 2000 and 1999 is provided below:

	2001	2000	1999
Deferred profit sharing income	Ps 8,883	Ps (2,948)	Ps (265)
Monetary gain	193	682	820
Gain (loss) from holding non-monetary assets	42	(92)	71
	Ps 9,118	Ps (2,358)	Ps 626

b. Extinguishment of Debt
Under Mexican GAAP, gain or loss from an extinguishment of debt is recognized in the period of the extinguishment in a separate caption of the income statement of current operations, whereas, under U.S. GAAP, gain or loss from an extinguishment is an extraordinary item.

c. Seniority Premiums and pension plan
Under Mexican GAAP, the Company used Bulletin D-3 for measuring the expenses and liabilities for pension plans and seniority premiums for the year 1999. During 2000, the Company adopted SFAS No. 87, "Employer's Accounting for Pensions" ("SFAS 87") to account for the seniority premium expense.

For US GAAP, SFAS 87 is used to account for the seniority premium and pension plan expenses. The difference between the Company's application of Bulletin D-3 and SFAS 87 consist of different date of adoption. See Note 17 for further information.

	Year ended December 31,
	2001	2000	1999
Service cost	Ps 12,301	Ps 8,010	Ps 8,043
Interest cost	4,702	1,892	1,841
Actual return on plan assets	(353)	(3,174)	(1,039)
Net amortization and deferral	653	1,482	(220)
Settlement loss	141	23	176
Net cost under U.S. GAPP	17,444	8,233	8,801
Net cost under Mexican GAAP	(17,444)	(19,766)	(8,801)
Difference to be recognized under U.S. GAAP	Ps -	Ps 11,533	Ps -

Assumptions used in the calculations of net cost under U.S. GAAP as of December 31, are:

Year ended December 31,
	2001	2000	1999
Weighted average discount rates	4.0%	4.0%	4.0%
Rates of increase in compensation levels	1.0%	1.0%	1.0%
Expected long-term return on assets	6.5%	6.5%	6.5%

The seniority premium and pension plan liabilities as of December 31, 2001 and 2000, under SFAS 87 is as follows:

	2001	2000
Actuarial present value benefit obligations:
Vested benefit obligations	Ps (56,796)	Ps (24,462)
Nonvested benefit obligations	(57,556)	(29,258)
Accumulated benefit obligations	(114,352)	(53,720)
Fair value of plan assets	27,722	15,163
Accumulated benefit obligations in excess of plan assets	Ps 86,630	Ps (38,557)
Projected benefit obligations	Ps (134,851)	Ps (54,641)
Plan assets	27,721	15,163
Unfunded projected benefit obligations	(107,130)	(39,478)
Unfunded projected benefit obligation to be recognized in uture years:
Unrecognized net transition asset	(1,368)	(1,506)
Unrecognized net gain	(7,693)	(12,249)
	(9,061)	(13,755)
Unfunded projected benefit obligations to be recognized in the Consolidated balance sheet under U.S. GAAP	(116,191)	(53,233)
Accrued cost recognized in the consolidated balance sheet Under Mexican GAAP	116,191	53,233
Additional liability under U.S. GAAP	Ps -	Ps -

The assets of the seniority premium and pension plan trusts are invested in equity securities and corporate and government bonds.

The actual investment return of the seniority premium trusts based on fair market values is Ps (353) and Ps (3,174) as of December 31, 2001 and 2000, respectively.

Changes in the plan's funded status and plan assets during the year ended December 31, 2001 and 2000 were as follows:

	2001	2000
Change in benefit obligation:
Benefit obligation at beginning of year	Ps 122,870	Ps 50,330
Service cost	12,302	8,010
Interest cost	4,703	1,892
Actuarial losses	3,687	(2,543)
Benefits paid	(8,711)	(3,048)
Benefit obligation at end of year	Ps 134,851	Ps 54,641
Change in plan assets:
Fair value of plan assets at beginning of year	Ps 15,163	Ps 20,691
Creation of a new plan	9,947	-
Actual return on plan assets	353	3,174
Company's contribution (distribution)	6,293	(7,805)
Benefits paid	(4,034)	(897)
Fair value of plan assets at end of year	Ps 27,722	Ps 15,163

d. Stock Purchase Plan
The Company has a stock purchase plan for key employees as described in Note 13. The Company purchases the required number of shares granted under the terms of the plan in the stock market and deposits them into an employee trust. When the options are exercised the employees may to pay the Company an amount based on the exercise price of the option and receive the stock certificates from the employee trust or they may elect to receive the appreciation of the units in cash. At December 31, 2001 and 2000, Ps 301,565 and Ps 116,720, respectively, was recorded under Mexican GAAP reflecting the receivable due from the employee trust for outstanding units under the stock purchase plan. Under U.S. GAAP, this receivable would have been reflected as a reduction in stockholder's equity as additional treasury stock.

Based on the options available to the Company's employees and the experience in recent years, the stock purchase plan has characteristics which are in substance similar to stock appreciation rights under U.S. GAAP. Compensation expense for stock appreciation rights is measured at the end of each period as the amount by which the quoted market value of the shares of the Company's stock covered by a grant exceeds the option price or value specified under the plan and is accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued compensation and compensation gain (expense) in the periods in which the changes occur until the exercise date. During the years ended December 31, 2001, 2000 and 1999, compensation benefit (expense) related to the stock purchase plan under U.S. GAAP would have amounted to Ps 24,476, Ps 29,364 and Ps (86,966) respectively.

Amounts paid to employees upon exercise of the stock appreciation rights amounted to Ps 1,955 and Ps 9,067 during the years ended December 31,2001, and 2000, respectively.

The following table summarizes the activity in treasury stock, under U.S. GAAP, for the three years in the period ended December 31, 2001.

	Units	Ps (Thousands )
Balance at January 1, 1999	1,305,110	Ps 10,239
Purchases	4,506,086	48,822
Issuance of shares upon exercise of options	(5,068,820)	(53,043)
Balance at December 31, 1999	742,376	6,018
Purchases	4,261,573	34,643
Issuance of shares upon exercise of options	(3,908,785)	(34,086)
Balance at December 31, 2000	1,095,164	6,575
Purchases	-	-
Issuance of shares upon exercise of options	(1,095,164)	(6,575)
Balance at December 31, 2001	-	Ps -

e. Effects of Inflation on U.S. GAAP Adjustments
This item represents the inflation adjustment calculated under Bulletin B-10 applied to the changes in monetary assets and liabilities generated by the application of U.S. GAAP to the Company's financial statements.

Effect of inflation accounting on U.S. GAAP adjustments for the years ended December 31,

	2001	2000	1999
Adjustment relating to:
Deferred income taxes	Ps 7,212	Ps 3,243	Ps 299,017
Deferred employee profit sharing	192	682	820
Receivable under stock purchase plan	9,094	9,275	10,172
Accrued liability under stock purchase plan	1,211	3,290	4,894
	Ps 17,709	Ps 16,490	Ps 314,903

f. Minority Interest
Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders' equity.

g. Equity in Earnings of Affiliates
For Mexican GAAP, the Company accounts for its 50% joint venture in Costco de Mexico by the proportional consolidation method. For U.S. GAAP purposes, this investment is treated as an equity method investment. The Company's net investment in the Costco de Mexico Joint Venture under U.S. GAAP differs from that recorded under Mexican GAAP due to the method of accounting for pre-opening costs and deferred income taxes as summarized below:

	December 31,
	2001	2000
Investment in Costco de Mixico joint venture:
Mexican GAAP	Ps 2,091,480	Ps 1,879,162
U.S. GAAP	2,049,007	1,886,941
Adjustment	Ps (42,473)	Ps 7,779

Condensed financial information for the Costco de Mexico joint venture in accordance with U.S. GAAP is presented below.

	December 31,
	2001	2000
Current assets	Ps 2,173,386	Ps 1,773,533
Non-current assets	4,114,728	3,977,377
Total assets	Ps 6,288,114	Ps 5,750,910
Current liabilities	Ps 1,551,502	Ps 1,433,221
Non-current liabilities	638,597	543,806
Stockholders' equity	4,098,015	3,773,883
Total liabilities and stockholders' equity	Ps 6,288,114	Ps 5,750,910

	Year ended December 31,
	2001	2000	1999
Revenues	Ps 10,557,113	Ps 9,404,966	Ps 7,482,340
Net income	189,701	297,411	219,303

h. Basic income per unit and diluted net income per unit
In accordance with SFAS No. 128, "Earnings per Share" U.S. GAAP requires disclosures of basic earnings per unit by using the weighted average number of units outstanding. Diluted net income per unit differs from basic net income per unit since the weighted average number of units is adjusted to include potential number of additional units that would have been outstanding under the stock purchase plan.

i. Cash Flow Information
Under Mexican GAAP, the Company presents statements of changes in financial position. The changes in the financial statement balances included in this statement constitute the generation and application of resources stated in Pesos of constant purchasing power as of December 31, 2001.

The statement of cash flow presented below is in accordance with SFAS No. 95, "Statement of Cash Flows" ("SFAS 95") and includes the effect of the U.S. GAAP difference for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Net income	Ps 833,273	Ps 1,248,895	Ps 1,468,059
Operating activities:
Adjustments to reconcile net income to resources Provided by (used for) operating activities:
Depreciation and amortization	591,296	576,438	510,470
Seniority premiums	4,191	8,233	3,451
Minority interest	5,301	(5,857)	42
Deferred income taxes	137,612	(137,028)	140,060
Deferred employee profit sharing	(8,883)	2,948	265
Equity in earnings of affiliates	(94,851)	(148,706)	(109,652)
Monetary gain	(214,986)	(451,156)	(923,667)
Extraordinary item-gain on extinguishment of debt	-	(292)	(1,012)
Unrealized exchange gains	(23,736)	45,277	(101,992)
Accrued Interest	21,481	25,374	23,836
Unrealized loss on valuation of investments	(15,514)	-	-
Write off of fixed assets	171,332	125,940	277,312
(Benefit) compensation expense of stock purchase plan	(23,150)	(29,363)	86,966
	1,383,366	1,260,703	1,374,138
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	32,116	8,729	(132,983)
Inventories	(24,589)	(150,654)	(802,020)
Other accounts and notes receivable	(293,313)	91,141	229,771
Affiliated companies assets	11,037	(2,307)	(6, 943)
Prepaid expenses and other assets	(61,289)	(84,234)	(32,968)
Increase (decrease) in:
Trade payables	(437,359)	224,933	994,169
Taxes payable	(76,334)	204,440	(52,510)
Other accrued liabilities	(55,674)	76,100	(23,452)
	(905,405)	368,148	173,064
Net cash provided by operating activities	477,961	1,628,851	1,547,202
Financing activities:
Short terms bank loans	314,527	630,658	759,185
Repayment of bank loans	(261,824)	(566,229)	(1,260,353)
Repayment of bonds	-	-	(26,868)
Paid in capital from reissuance of treasury stock	(83,399)	-	-
Reissuance (repurchase) of treasury stock	174,473	(200,913)	235,241
Repurchase of shares for stock purchase plan, net	6,575	(557)	(345)
Dividends paid	(116,255)	(109,812)	(117,746)
Net cash provided from financing activities	34,097	(246,853)	(410,886)
Investing Activities:
Acquisition of subsidiaries, net of cash acquired	-	-	(28,743)
Investment in affiliated companies, net	(236,207)	(103,173)	(140,061)
Decrease in permanent investments	108,200	-	-
Acquisition of property and equipment, additions to real
estate, leasehold improvements and other assets	(824,882)	(1,080,522)	(718,892)
Proceeds from sales of property and equipment	36,435	5,998	3,386
Net cash used in investing activities	(916,454)	(1,177,697)	(884,310)
Net (decrease) increase in cash and temporary investments	(404,396)	204,301	252,006
Effects of inflation on cash at beginning of the year	29,912	(70,425)	(197,159)
Cash and temporary investments at beginning of the year	1,087,525	953,649	898,802
Cash and temporary investments at end of the year	Ps 713,041	Ps 1,087,525	Ps 953,649

The changes in the financial statement balances included in this statement constitute cash flow activities stated in Mexican Pesos in purchasing power as of December 31, 2001 (including monetary and foreign exchange gains and losses, which are considered cash gains and losses in the constant Mexican Peso financial statements). Under Mexican GAAP, the effect of restatement of prior year's balance sheet balances to Mexican Pesos of constant purchasing power are reflected in the stated change of the asset or liability in the statements of changes in financial position and the gain from monetary position is presented as a component of operating activities. Included within financing activities in the statements of changes in financial position for notes payable and long-term debt securities are the effects of restating the prior year notes payable and debt securities balances to constant Mexican Pesos.

Under Mexican GAAP, foreign exchange gains or losses are included in the net change in the respective assets and liabilities within resources provided by or used for operating and financing activities. Under U.S. GAAP, foreign exchange gains or losses are presented as an adjustment to reconcile net income to net cash provided by or used for operating activities.

Net resources provided by operating activities reflect cash payments for interest and income taxes as follows:

	Year ended December 31,
	2001	2000	1999
Interest	Ps 158,113	Ps 177,264	Ps 203,335
Income taxes	140,887	64,024	69,761

j. Disclosure About Concentration of Credit Risk
The Company's financial statements do not include any financial instruments that represent a significant concentration of credit risk.

k. Disclosure About Fair Value of Financial Instruments
In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", ("SFAS 107") U.S. GAAP requires disclosures of the fair value of certain financial instruments for which it is practicable to estimate such value. For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair amounts disclosed represent management's best estimates of fair value.

The following methods and assumptions are used to estimate the fair value of financial instruments:

Receivables, Temporary Investments and Short Term Borrowings: The carrying amounts approximate fair value because of the short maturity of those instruments. Values for temporary investments are obtained from quoted market values.

Permanent Investments: As of December 31, 2000 the estimated fair values of the Company's permanent investments are as follows:

2000
	Fair value	Carrying Amount
Available for sale	Ps 123,714	Ps 108,200

The fair values of permanent investments are estimated based on quoted market prices.

As of December 31, the estimated fair values of the Company's long-term debt are as follows:

	2001		2000
	Fair value	Carrying Amount	Fair value	Carrying Amount
Long-term debt	Ps 998,440	Ps 916,000	Ps 997,385	Ps 1,007,460

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

As of December 31, the estimated fair values of the Company's financial derivatives are as follows:

	2001		2000
	Fair Value	Notional Amount	Fair Value	National Amount
Currency swap	Ps 39,727	Ps 458,000	Ps 17,287	Ps 201,492

As of December 31, the estimated fair values of the Company's unsecured notes are as follows:

	2001		2000
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Unsecured notes	Ps 566,182	Ps 528,257	Ps 507,648	Ps 525,125

l. Accounting for Debt and Equity Investments
Under Mexican GAAP, temporary investments are carried at market value with unrealized gains or losses recognized in income. Permanent investments are carried at original cost restated utilizing the National Consumer Price Index.

In accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities", the Company has determined that its equity securities should be classified as "available for sale" securities and reported at fair value, with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity.

During 2001, all the available for sale securities were sold at market value. The difference between the Mexican GAAP and US GAAP results is presented a reconciliation item of Reconciliation of the Net Income.

Unrealized gains on available For sale securities	Mexican GAAP	U.S. GAAP	Difference
At December 31, 2000	Ps 108,200	Ps 123,714	Ps 15,514
At December 31, 1999	99,180	99,180	-
Change in unrealized gain on available for sale securities	Ps 9,020	Ps 24,534	Ps 15,514

(1) Amount included in loss from holding non-monetary assets.

m. Lease Revenue
The Company leases retail space in its stores to outside parties under non-cancelable operating leases.

Total rentals included in income for the years ended December 31, 2001, 2000 and 1999 were Ps 113,171, Ps 105,949 and Ps 92,302 respectively.

At December 31, 2001, there were no operating leases with initial or remaining non-cancelable terms in excess of one year.

n. Segment Information
The Company is principally engaged in the operation of supermarkets and mass merchandising stores in Mexico. In addition, the Company also operates Costco de Mexico, a warehouse membership club, as a joint venture with Costco Wholesale (Costco de Mexico Joint Venture).

The Company is in the retail industry. However, operating decisions are made separately for Costco de Mexico and the rest of the Company. The basis on which the Company identifies its segments are as follow: The Comercial Mexicana (CCM group) segment including the Comercial Mexicana supermarket, the Bodega warehouse style stores and the Mega hyper-markets. The Costco Mexico Joint Venture segment includes the Costco de Mexico warehouse membership club and the Other segment includes the Restaurantes California, a restaurant chain, and Sumesa, a mini-mart chain.

The measurement of profit or loss for each segment is net income. Information under Mexican GAAP on the Company's reportable segments is provided below:

As of and for the year ended December 31, 2001	CCM group	Costco Mexico Joint Venture	Other	Eliminations	Total
Revenue from external customers	Ps 26,620,528	Ps 10,638,450	Ps 1,123,250	Ps (5,319,225)	Ps 33,063,003
Inter-segment revenues	269,877	-	-	(269,877)	-
Depreciation and Amortization	577,840	180,062	15,285	(90,031)	683,156
Interest expense	247,442	16,944	1,189	(8,472)	257,103
Interest income	32,576	33,598	6,171	(16,799)	55,546
Income taxes(1)	183,617	66,024	35,747	(33,012)	252,376
Net income	590,650	290,206	23,497	(145,103)	759,250
Long-lived assets	Ps 12,693,035	Ps 3,841,696	Ps 441,198	Ps (1,920,848)	Ps 15,055,081
Significant liabilities	4,305,437	1,334,146	117,305	(667,073)	5,089,815
Capital expenditures	861,775	423,278	67,201	(211,639)	1,140,615

As of and for the year ended December 31, 2000	CCM group	Costco Joint Venture	Other	Eliminations	Total
Revenue from external customers	Ps 27,222,574	Ps 9,404,965	Ps1,076,695	Ps (4,702,482)	Ps 33,001,752
Inter-segment revenues	240,468	-		(240,468)	-
Depreciation and amortization	564,408	128,274	13,860	(64,137)	642,405
Interest expense	237,623	14,714	679	(7,357)	245,659
Interest income	40,741	17,921	5,228	(8,960)	54,930
Income taxes(1)	74,678	(18,290)	12,577	9,145	78,110
Extraordinary gain	292	-	-	-	292
Net income	930,308	340,717	50,117	(170,358)	1,150,784
Long-lived assets	Ps 12,754,305	Ps 3,421,261	Ps 119,133	Ps (1,710,630)	Ps 14,584,069
Significant liabilities	5,002,588	1,262,621	71,510	(631,310)	5,705,409
Capital expenditures	994,344	454,012	86,753	(227,006)	1,308,103

As of and for the year ended December 31, 1999	CCM group	Costco Joint Venture	Other	Eliminations	Total
Revenue from external customers	Ps 26,188,966	Ps 7,482,339	Ps 967,997	Ps (3,741,170)	Ps 30,898,132
Inter-segment revenues	223,867	-	-	(223,867)	-
Depreciation and amortization	499,929	117,947	12,371	(58,974)	571,273
Interest expense	252,461	14,028	2,017	(7,013)	261,493
Interest income	77,507	15,664	1,495	(7,832)	86,834
Income taxes(1)	143,188	30,661	885	(15,331)	159,403
Extraordinary gain	1,011	-	-	-	1,011
Net income	1,273,256	212,439	48,883	(106,219)	1,428,359
Long-lived assets	Ps 12,195,948	Ps 3,144,468	Ps 307,175	Ps (1,572,233)	Ps 14,075,358
Significant liabilities	5,198,542	1,057,472	85,056	(528,735)	5,812,335
Capital expenditures	661,718	526,451	64,199	(263,225)	989,143

(1) Amounts include current and deferred income tax, asset tax and employee's profit sharing.

Significant liabilities comprise of trade payables. Long-lived assets consist of property, plant and equipment and other assets. The eliminations column refers to the inter-segment lease revenues of the real estate subsidiaries of CCM and the Costco de Mexico Joint Venture, and the 50% of Costco de Mexico Joint Venture not owned by the Company. No single customer accounts for more than ten percent of the consolidated revenues.

The Company operates in only one geographic segment, Mexico.

o. Condensed Financial Information
The condensed balance sheet and income statement presented below reflect the Costco de Mexico Joint Venture as an equity investment and include the effects of all U.S. GAAP adjustments.

	December 31,
	2001	2000
ASSETS
Current assets:
Cash and temporary investments	Ps 713,041	Ps 1,087,525
Inventories	3,320,306	3,523,037
Other current assets	1,038,431	1,705,725
	5,071,778	6,316,287
Non current assets	13,295,822	13,311,050
Equity in affiliates	1,996,420	1,886,941
Total assets	Ps 20,364,020	Ps 21,514,278
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities	Ps 6,375,291	Ps 7,233,083
Long-term liabilities	3,562,849	4,229,787
Total liabilities	9,938,140	11,462,870
Minority interest	15,913	10,302
Stockholders' equity	10,409,967	10,041,106
Total liabilities and stockholders' equity	Ps 20,364,020	Ps 21,514,278

	Year ended December 31,
	2001	2000	1999
Net sales	Ps 27,743,778	Ps 28,299,270	Ps 27,156,963
Operating income	806,503	897,475	814,375
Comprehensive financing results	(9,531)	196,161	831,840
Equity in earnings of affiliates	94,851	148,705	109,652
Other income	114,686	-	-
Income before taxes	1,006,509	1,242,341	1,755,867
Income tax	(164,629)	6,213	(288,784)
Minority interest	(8,607)	49	(37)
Extraordinary item-extinguishment of debt		292	1,013
Net income	Ps 833,273	Ps 1,248,895	Ps 1,468,059

p. New Accounting Pronouncements
In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, and changes the criteria to recognize intangible assets apart from goodwill. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. Management has assessed the impact of the adoption of SFAS 141 on its consolidated financial statements and believes the impact will not be material.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supersedes APB opinion No. 17, "Intangible Assets". Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 to have a material impact on its financial condition and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged and generally are to be applied prospectively. The Company does not expect the adoption of SFAS 144 to have a material impact on its financial condition and results of operations.