Form 20-F
period 2002-12-31
COMERCIAL MEXICAN HOLDING /ADR
filed 2003-07-11
CIK 882390

As filed with the Securities and Exchange Commission on July 11, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 33-44756

Controladora Comercial Mexicana, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Revolución No. 780 Módulo 2

Colonia San Juan

03730 México, D.F.

México

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Series B Shares without par value ("B Shares")	New York Stock Exchange (for listing purposes only)
Series C Shares without par value ("C Shares")	New York Stock Exchange (for listing purposes only)
Units, each representing three B shares and one C share	New York Stock Exchange (for listing purposes only)
Global Depositary Shares ("GDSs"), each representing 20 Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

9.375% Senior Notes due 2005

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002 was:

4,005,551,610 B Shares

338,448,390 C Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (of for such shorter period that he registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check which financial statement item the registrant has elected to follow. Item 17 [x] Item 18 [ ]

TABLE OF CONTENTS

Page

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Item 2. Offer Statistics and Expected Timetable

Item 3. Key Information

    Selected Financial Data

    Dividends

    Exchange Rate Information

    Risk Factors

    Forward-Looking Statements

Item 4. Information on the Company

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

Item 12. Description of Securities Other than Equity Securities

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

PART III

Item 15. [Reserved]

Item 16. [Reserved]

PART IV

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

We publish our Financial Statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States Of America ("United States"), or U.S. GAAP, and accounting procedures adopted in other countries. The exchange rates used in preparing our Financial Statements are determined by reference as of the specified date to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A. As of December 31, 2002, the Interbank Rate was Ps. 10.395 to U.S.$1.00. See "Item 3. Key Information Exchange Rate Information." The exchange rates used in translating Pesos into U.S. Dollars elsewhere in this annual report are determined by reference to the Interbank Rate as of December 31, 2002, unless otherwise indicated.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2002 and (ii) references to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "Dollars," "U.S. Dollars," "U.S. dollars," "$," or "U.S.$" are to United States dollars.

Unless otherwise indicated, (i) operating information contained in this Annual Report regarding our stores relates to all of our stores, which are the Comercial Mexicana, Mega, Bodega, Sumesa, and the Costco membership warehouses (through a joint venture, the Costco Mexico joint venture, or Costco Mexico, with Costco Wholesale Co. (formerly Price/Costco, Inc.), or Costco, of the United States), but not our restaurants, and (ii) information herein regarding same store sales, sales per operating employee and sales per retail square foot is calculated on the basis of 100% of the sales from all of our stores, including those operated through the Costco Mexico joint venture.

As used herein, the term "billion" means one thousand million.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present our selected financial data and that of our consolidated subsidiaries. We consolidate our proportionate interest in the results and assets and liabilities of the Costco Mexico joint venture. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements, or Financial Statements. Our Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP and accounting procedures adopted in other countries. Note 17 to the Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net income for the fiscal years ended December 31, 2000, 2001 and 2002 and total stockholder's equity as of December 31, 2001 and 2002.

In calculating the convenience translations included herein, Pesos are translated into U.S. dollars at an exchange rate of Ps. 10.395 per U.S. dollar, the Representative Rate as of December 31, 2002. These translations should not be construed as a representation that such Peso amounts actually represent U.S. dollar amounts or could be converted into U.S. dollar amounts at the rates indicated.

Year Ended December 31,
	1998	1999	2000	2001	2002	2002
(Millions of constant Pesos as of December 31, 2002 and millions of U.S. Dollars) (1)
Income Statement Data
Mexican GAAP:
Net sales	31,770	32,659	34,883	34,948	32,053	3,084
Gross profit	6,209	6,280	6,666	6,648	6,287	605
Selling and administrative	5,042	5,020	5,443	5,562	5,368	516
Operating income	1,167	1,259	1,223	1,086	920	89
Integral results of financing (2):
Interest expense	(400)	(276)	(259)	(272)	(239)	(23)
Interest income (3)	208	93	58	59	43	4
Foreign-exchange gain (loss), net	(694)	100	(57)	24	(218)	(21)
Loss (gain) in forward agreement				(42)	49	5
Gain from monetary position	1,077	676	501	242	306	29
Other income (expense), net (4)	(221)	(166)	(158)	(19)	5
Provisions for:
Income and asset taxes	(21)	(160)	(145)	(40)	(123)	(12)
Employees profit sharing	(4)	(8)	(13)	(2)	(8)	(1)
Deferred income tax and gain on monetary position through the initial deferred income tax effect.			74	(225)	62	6
Interest of minority stockholders in results of subsidiaries	(6)	(7)	(8)	(9)	(7)	(1)
Net income	1,147	1,510	1,216	803	789	76
Net income per BC Unit and B Unit (5)	1.06	1.40	1.12	0.76	0.73	0.07
Net income per GDS (7)	21.30	27.89	22.51	15.14	14.64	1.41
Dividends per BC Unit and B Unit (5)	0.10	0.11	0.11	0.11	0.11	0.01
Dividends per GDS (6)	1.92	2.17	2.03	2.26	2.23	0.21
Weighted average Units and B Units outstanding (millions)(5)	1,077	1,081	1,080	1,061	1,078	104

U.S. GAAP (7):
Net sales	28,439	28,694	29,913	29,325	26,116	2,512
Net income	1,370	1,553	1,320	880	844	81
Net income per BC Unit and B Unit (5)	1.27	1.44	1.22	0.83	0.78	0.01
Net income per GDS (6)	25.49	28.58	24.44	16.59	15.66	1.51

Balance Sheet Data
Mexican GAAP:
Cash and temporary investments	1,027	1,181	1,415	1,253	859	83
Current assets	6,286	6,930	6,811	6,472	7,389	711
Property, plant and equipment, net	14,504	14,537	15,030	15,545	15,334	1,475
Total assets	21,088	21,922	22,341	22,385	23,181	2,230
Short-term debt (8)	648	376		0	158	15
Long-term debt (8)	2,294	1,576	1,909	1,817	1,751	168
Total liabilities	9,414	8,995	11,440	10,942	11,338	1,091
Minority interest	110	111	89	88	85	8
Majority stockholders’ equity	11,563	12,815	10,813	11,355	11,758	1,131

U.S. GAAP: (7)
Total assets	20,941	22,031	22,741	21,525	22,434	2,157
Total liabilities	12,278	12,056	12,128	10,505	10,957	1,054
Stockholders’ equity	8,664	9,975	10,613	11,003	11,466	1,103

Other Data
Mexican GAAP:
EBITDA (9)			1,902	1,808	1,645	158
Depreciation and amortization	611	604	679	722	725	70
Capital expenditures (10)	2,232	1,046	1,383	1,206	742	71
Interest expense	(400)	(277)	(259)	(272)	(239)	(23)
EBITDA/Interest expense			7.34	6.65	6.88
Total debt/EBITDA			1.00	1.01	1.16
Net debt/EBITDA (11)			0.27	0.31	0.63
Total debt/capitalization	0.21	0.14	0.16	0.16	0.16
Working capital (12)	(801)	(451)	(198)	160	(19)	(2)

Year Ended December 31,
	1998	1999	2000	2001	2002	2002
(Millions of constant Pesos as of December 31, 2001 and millions of U.S.Dollars) (1)
Operating Information
Store Information (13):
Food sales (14)	64.6%	64.0%	63.3%	63.3%	64.9%
Non-food sales (14)	35.4%	36.0%	36.7%	36.7%	35.1%
Average annual sales per store (millions)(15)	228	228	234	232	220	21.2
Sales per retail square foot (thousands)(15)	3.35	3.37	3.40	3.33	3.09	0.3
Sales per operating employee (thousands)(15)(16)	1,253	1,311	1,270	1,473	1,339	128.8
Same store sales growth (18)	6.7%	0.3%.	2.6%	(3.3)%	(10.3)%

Stores:
Operating at end of period	154	158	167	172	170
Opened	5	5	16	7	3
Closed	0	1	7	2	5
Remodeled (18)	9	9	10	14	12
Total retail square feet at end of period (thousands)(19)	10,330	10,713	11,552	11,998	12,098
Number of employees (at end of period)	31,389	32,007	35,332	29,116	29,808
Number of operating employees	27,616	27,581	30,946	26,828	27,947

Restaurant Information:
Restaurants operating at end of period	35	39	46	50	55
Total restaurant seats at end of period	7,598	8,654	10,320	11,228	12,293

Notes to Selected Consolidated Financial and Operating Information

(1)	Except Unit and B Unit data and operating information, percentages and ratios.
(2)	Integral results of financing include interest expense, interest income, foreign-exchange loss, net, and gain from monetary position.
(3)	Interest income includes our income from interest-bearing temporary investments and our net gain or loss on the market value of our temporary investments. In 1998, 1999 and 2000 interest income additionally includes gains of Ps.71.2 million, Ps.1.0 million and Ps.0.3 million respectively (for 2001 there is none) from the repurchase and cancellation of Senior Notes at a discount price.
(4)	Includes miscellaneous income, net, revenues received from maintenance income, and negative goodwill from the acquisition of companies under common control, as well as a special item from change in amortization of preopening costs in 1997 and 1998; and in 1998, 1999, 2000 and 2001, write-offs of fixed assets not compliant with the Y2K issue. For the year ended December 31, 2001, also includes gain in permanent investment sales.
(5)	After giving effect to the Restructuring, including the split of each B Share into three B Shares and the subsequent distribution of one C Share or one B Share in respect of every three B Shares, as a result of which shareholders now hold Units and B Units. Amounts do not include shares held in treasury.
(6)	Each GDS represents 20 Units.
(7)	See Note 17 to the Financial Statements.
(8)	See Note 7 to the Financial Statements.
(9)	EBITDA represents operating income plus depreciation and amortization. We have included EBITDA data as a convenience because such data is used by certain investors to measure a company's ability to service debt. EBITDA is not a measure of financial performance under either Mexican GAAP or U.S. GAAP and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.
(10)	Capital expenditures for all periods exclude amounts contributed by Costco to the Costco de Mexico joint. See "Item 4. Information on the Company."
(11)	Net debt is total debt less cash and temporary investments.
(12)	Working capital is current assets minus current liabilities.
(13)	Store information relates to all of our stores, including those operated through joint ventures (calculated on the basis of 100% of the sales from the Costco de Mexico stores). The information does not include our restaurants.
(14)	Food sales include sales of basic groceries and perishables. Non-food sales include sales of general merchandise and clothing.
(15)	In computing sales per retail square foot for a period, we divide total store sales for the full period by the aggregate retail square footage at the end of such period. Accordingly, stores that are opened for less than the full period have the effect of decreasing store sales per retail square foot, and stores that are closed prior to the end of the full period have the opposite effect. Similarly, in computing average annual sales per store, we divide total store sales for the full period by the number of stores at the end of the period, and in computing sales per operating employee, we divide total store sales for the full period by the number of operating employees at the end of the period .
(16)	Includes all employees at our stores other than administrative employees and employees of our restaurants.
(17)	Calculated by comparing sales at stores during a period against sales at the same stores during the prior period, using only those same months in each period during which the same stores were open and using constant Pesos.
(18)	Includes conversions of stores from one format to another format.
(19)	Retail square feet includes areas for cashiers, which constituted approximately 8.3% of the total selling area of our stores at December 31, 2002.

Dividends

The table below sets forth the nominal amount of preferential dividends per Unit paid on April 14, 2000 in respect of the fiscal year ended December 31, 1999; paid in April 5, 2001 in respect of the fiscal year ended December 31, 2000; paid on April 11, 2002 in respect of the fiscal year ended December 31, 2001 and paid on April 3, 2003 in respect of the fiscal year ended December 31,2002. Peso amounts have been translated into U.S. dollars at the exchange rate on each of the respective payment dates.

During our last general stockholders meeting on April 3, 2003 our stockholders approved a dividend of Ps.0.107 for each Unit, in a single payment which was made to holders of record on April 15, 2003.

Dividend
In respect of	In nominal pesos per Unit
2000	Ps.107
2001	Ps.107
2002	Ps.107

Exchange Rate Information

Exchange Rates

Mexico abolished its exchange control system on November 11, 1991. Prior to December 1994, the Mexican central bank, or Banco de México, kept the Peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. On December 21, 1994, the Mexican Government announced its decision to suspend its policy of intervention by Banco de México and to allow the Peso to float freely against the U.S. Dollar. Factors contributing to the decision included the growing size of Mexico's current account deficit, the declining level of Banco de México's foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. See "Item 3. Key Information Risk Factors Risk Factors Relating to Mexico" and "Item 5. Operating and Financial Review and Prospects." The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 the peso fell more slowly and was less volatile. Relative stability characterized the foreign exchange markets during the first three quarters of 1997. The fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997, marked the beginning of a period of increased volatility in the foreign exchange markets with the peso falling over 10% in just a few days. During 1998, the foreign exchange markets experienced volatility as a result of financial crises in Asia and Russia and financial turmoil in countries such as Brazil and Venezuela.

The following table sets forth, for the periods indicated, the period-end, average high and low noon buying rate as published by the Federal Reserve Bank of New York, or the Noon Buying Rate, expressed in nominal Pesos per U.S. Dollar.

Year Ended December 31,	Period End	Average (2)	High	Low
1996	7.86	7.60	8.05	7.33
1997	8.06	7.90	8.60	7.50
1998	9.90	9.29	10.54	8.04
1999	9.50	9.55	10.60	9.24
2000	9.62	9.34	10.09	9.18
2001	9.16	9.34	9.97	8.95
2002	10.39	9.74	10.39	9.00
Month Ended: December 2002	10.39	10.22	10.39	10.10
2003: January	10.90	10.62	10.98	10.32
February	11.03	10.94	11.06	10.77
March	10.78	10.91	11.24	10.66
April	10.31	10.59	10.76	10.31
May	10.34	10.25	10.42	10.11
June (through June 13, 2003)	10.60	10.52	10.74	10.24

(1) As published by the Federal Reserve Bank of New York, since November 8, 1993.

(2) Average of end-month rates. Monthly average rates reflect the average of daily rates.

Risk Factors

The following is a discussion of risks associated with our Company and an investment in our securities. Some of the risks of investing in our securities are general risks associated with doing business in Mexico. Other risks are specific to our business. The discussion below contains information about the Mexican government and the Mexican economy obtained from official statements of the Mexican government as well as other public sources. We have not independently verified this information. Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition, results of operations or the price of our securities.

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

Mexican Economic Conditions. We are a Mexican company with all our consolidated assets located in Mexico and all our consolidated net sales derived from Mexico. As a result, our business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates and political developments in Mexico.

The Mexican government has exercised and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities, in general, an on us, in particular, and on market conditions, prices, and returns on Mexican securities, including our securities.

The level of manufacturing activity in Mexico has in the past been affected by prevailing conditions in the Mexican economy, and domestic demand (including domestic demand for the Company's products) has been and is, to a significant extent, vulnerable to economic downturns in Mexico. In addition, the Company's financial condition, liquidity (including its ability to obtain financing) and prospects have been and are expected to continue to be affected by prevailing economic conditions in Mexico, particularly downturns in the Mexican economy and changes in government policies, including public spending on infrastructure projects.

In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets. These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico.

The recent economic and financial crises in Argentina and recent civil and political unrest in Venezuela could produce similar results. Although the Mexican economy declined by 0.3% in 2001, the Mexican economy grew by 0.9% in 2002 and by 2.3% in the first quarter of 2003. In April 2003, Banco de Mexico decreased the official growth forecast for 2003 to 2.4% from its initial prediction of 3.0%.

Beginning in January 2001, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in GDP. In 2001, Mexico's GDP shrank by 0.3% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.6% in value (in nominal terms) relative to the U.S. dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real GDP growth rate was 0.9%, the inflation rate was 5.7%, interest rates on 28 day CETES averaged 11.3% and the peso devalued 13.8% (in nominal terms) relative to the U.S. dollar.

World Economy. In particular, Argentina’s insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Mexico, the market value of our securities or our business. The recent Argentine President, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest after a series of interim presidents and administrations took office following the resignation of President Fernando de la Rúa in December 2001. On May 15, 2003, a new president, Néstor Kirchner, took office in Argentina and is expected to retain the same economy minister and continue the fiscal and monetary policies initiated by President Duhalde The recent devaluation of the Argentine peso will have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment have continued to create significant uncertainty. To the extent that the new Argentine government is unsuccessful in preventing further economic decline via this and other measures, this crisis may adversely affect Mexico, the price of our securities or our business.

In addition, on April 12, 2002, following a week of strikes, demonstrations and riots, Venezuelan President Hugo Chávez was forced to resign from office by Venezuela’s military commanders in an attempted coup d’etat. Although Mr. Chávez was restored to power on April 14, 2002, the political and economic future of Venezuela remains uncertain. More recently, an ongoing nationwide general strike that began in December 2002 has caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. In response to the general strike and in an effort to shore up the economy and control inflation, in February 2003 Venezuelan authorities imposed foreign exchange and price controls on specified products. We cannot predict what effect, if any, these events will have on the economies of other emerging market countries, Mexico, the price of our securities or our business.

The terrorist attacks on September 11, 2001 depressed economic activity in the U.S. and globally, including the Mexican economy. Since those attacks, there have been terrorist attacks in Indonesia and ongoing threats of future terrorist attacks in the United States and abroad. In response to these terrorist attacks and threats, the United States has instituted several anti-terrorism measures, most notably, the formation of the Office of Homeland Security, a formal declaration of war against terrorism and the war in Iraq. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other major markets. In the short term, however, terrorist activity against the United States and the consequent response by the United States has contributed to the uncertainty of the stability of the United States economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or worsen, if the weak economic conditions in the U.S. continue or worsen, or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

Expansion. Changes in the general business and economic conditions in our operating regions, including the rate of inflation, population growth, and employment and job growth in the markets in which we operate may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect our expected growth. Moreover, General economic changes may also affect the shopping habits of our customers, which could affect our expansion plans for the following years. We currently intend to fund substantially all of our 2003 capital expenditures primarily with cash flows from operations. Although we believe that sufficient financing will be available to us, there can be no assurance that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing.

Overview of the Mexican Economy in 2002

Indicators of economic activity suggest that Mexican economy registered a moderate expansion during the second half of 2002. Future development of the economy remains fragile among the different economic sectors. In particular, the rate of growth of the economic sectors closely linked to external markets has been weaker than those sectors associated with domestic sources of demand.

During 2002, Mexico’s Gross Domestic Product increased by 0.9% in real terms, as compared with 2001. The financial services, insurance and real estate sector grew by 4.4%, the electricity, gas and water sector grew by 3.8%, and the transportation, storage and communications sector grew by 2.2%, each in real terms. The construction sector grew by 1.7%, and the community, social and personal services sector grew by 1.3%, each in real terms. The mining, petroleum and gas sector decreased by 0.3%, the agriculture, livestock, fishing and forestry sector and the commerce, hotels and restaurants sector each decreased by 0.4%, and the manufacturing sector decreased by 0.6%, each in real terms. During 2002, the commercial sector (defined by ANTAD as Retailers, Department Stores and other types of stores) grew 1.5%, which was substantially lower than the 6.1% growth predicted at the beginning of 2002.

Inflation during 2002 was 5.70%, as compared to 4.40% during 2001. Inflation during January 2003 was 0.40%, 0.52 percentage points lower than in January 2002.

During 2002, interest rates on 28-day Cetes averaged 7.08% and interest rates on 91-day Cetes averaged 7.44%, as compared with average rates on 28-day and 91-day Cetes of 11.30% and 12.24%, respectively, during 2001.

Last year Mexico registered a trade deficit of US$7,996.8 million, as compared with a trade deficit of US$9,953.6 million for 2001. Merchandise exports increased by 1.4% during 2002, to US$160,682.0 million, as compared with US$158,442.9 million in 2001. During 2002, petroleum exports increased by 13.1% and non-petroleum exports increased by 0.4%, each as compared with 2001. Exports of manufactured goods, which represented 88.4% of total merchandise exports, increased by 0.4% during 2002 as compared with 2001.

Total imports were US $168,678.9 million during 2002, a 0.2% increase as compared to 2001. Imports of intermediate goods increased by 0.3%, imports of capital goods decreased by 6.7% and imports of consumer goods increased by 7.2% during 2002, each as compared with 2001.

As of December 31, 2002, the net internal debt of the Government was US$79.6 billion, as compared with U.S. $75.6 billion outstanding as of December 31, 2001. Gross external debt of the Government totaled US$78.82 billion in 2002. Outstanding gross external debt decreased by approximately US$1.52 billion. Of the total external debt as of December 31, 2002, US$76.03 billion represented long-term debt and US$2.80 billion represented short-term debt.

Mexico’s Economic Outlook for 2003

According to the General Criteria on Economic Policy, the government’s main concern in 2003 will be "to preserve the climate of stability and certainty". This will, in turn, condition its two central objectives: reactivating the economy and reducing poverty. This approach is correct because only with low inflation can economic growth and an increase in social welfare be long lasting.

The government intends to improve its financial situation through a 0.15% reduction in the economic deficit to GDP ratio and no increase in external indebtedness. Furthermore, the government has adopted the 3% inflation target proposed by Banco de México. The signs of fiscal discipline and the support to the central bank’s goal represent the best contribution to economic certainty, among other reasons, because they could reduce the perception of the "country-risk" and lower interest rates.

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit the Ability of Others and Us to Convert Pesos into U.S. Dollars or Other Currencies and/or Adversely Affect Our Financial Condition. Less than half of our indebtedness and some of our costs are U.S. Dollar-denominated, while our revenues are primarily Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar could cause us to incur foreign exchange losses, which would reduce our net income.

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

High Inflation Rates in Mexico May Decrease Consumer Demand for Our Goods While Increasing Our Costs. In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or the NCPI, 9.0% for 2000, 4.4% for 2001 and 5.7% for 2002 and 1.3% for the three month period ended March 31, 2003. High inflation rates can adversely affect our business and results of operations in the following ways:

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

High Interest Rates in Mexico Could Increase Our Financing Costs. Mexico has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 15.2%, 11.3%, 7.08% and 8.9% for 2000, 2001, 2002 and the three month period ended March 31, 2003. Accordingly, if we need to incur Peso-denominated debt in the future, it will likely be at high interest rates.

Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures. Mexico's federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our products. Approval of the Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant joint ventures. The Mexican Antitrust Commission may not approve any proposed future acquisition or joint venture that we may pursue. See "Information on the Company Business Overview."

The Protections Afforded To Minority Shareholders In Mexico Are Different From Those In The United States. In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we recently amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to insure that our corporate governance procedures are substantially similar to international standards. See "Other Information Mexican Securities Market Law" and " Bylaws Other Provisions." Notwithstanding these amendments, under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or principal shareholders than it would be for shareholders of an U.S. company.

Risk Factors Relating to the Company

We Participate In A Very Competitive Market And Increased Competition May Adversely Affect Our Business. The retail industry in Mexico is highly competitive. We face strong competition from other national and international operators of supermarket and retail stores, including Walmex (formerly Cifra), Carrefour and Gigante. All of the foregoing stores owned by third parties compete with our stores. The Costco membership warehouses face competition from Sam's Club, a self-service warehouse club owned by Walmex. We expect that other United States and international retailers may enter the market in Mexico in the future either through joint ventures or directly. We also compete with numerous local and regional supermarket and self-service store chains, as well as small, family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain of our stores, which are located in the same shopping areas, compete with each other. The restaurant business in Mexico is also highly competitive, and Restaurantes California compete with numerous regional and national fast-food restaurant chains, local restaurants and street merchants. There can be no assurance that our performance will not be adversely affected by increased competition, whether resulting from these or other sources. See "Item 4. Information on the Company Business Overview Competition."

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

Our Joint Venture With Costco Mexico is Jointly Controlled and is Subject to Termination in Certain Circumstances. The Costco Mexico joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between Costco and the Costco Mexico joint venture. In addition, the affirmative vote of at least two of the three directors appointed by each of Costco and us to the Costco Mexico joint venture board of directors is required to approve significant decisions regarding the joint venture, including among other things, certain revisions to the joint venture business plan, obligations or acquisitions of the estate or certain other assets not otherwise provided for in the business plan or the removal of the management personnel appointed by Costco. Furthermore, certain significant decisions also require the approval of both members of an executive committee, which consists of our chief executive officer, and that of Costco. Accordingly, although we expect Costco membership warehouses to be an important part of our future growth, we do not have sole control over the growth and operation of the Costco membership warehouse format. In addition, the Costco Mexico joint venture is subject to termination in certain circumstances. See "Item 4. Business Overview Retail Store Formats."

There Are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause our Financial Statements to Differ in Certain Respects from U.S Issuers. A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, we prepare our Financial Statements in accordance with Mexican GAAP, which differ from U.S. GAAP and accounting procedures adopted in other countries in a number of respects. For example, most Mexican companies, including us, must incorporate the effects of inflation directly in accounting records and in their published Financial Statements. Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. Note 17 to our Annual Financial Statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net income and total stockholders' equity.

The Seasonal Nature of Our Business Affects Our Revenue and a Significant Reduction in Third or Fourth Quarter Net Sales Could Impact Our Results of Operations. Our business reflects seasonal patterns of consumer spending, which is common in the retail industry. We typically recognize a disproportionately large percentage of our overall net sales in the third quarter in connection with the "Julio Regalado" holiday and in the fourth quarter in connection with the Christmas holiday season. Accordingly, a significant reduction in the third or fourth quarter revenue could adversely affect our business, financial condition and results of operations.

We are Controlled by Principal Shareholders. Members of the González family, are included as our Principal Shareholders and own a majority of the outstanding B Shares through B Units and Units. As a result of this majority ownership, the Principal Shareholders are able to elect a majority of the members of the Board and to determine the outcome of the voting on substantially all actions that require shareholder approval. See "Item 7. Major Shareholders and Related Party Transactions."

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

Our Principal Shareholders Have Substantial Influence Over Our Management and the Interests of Our Principal Shareholders May Differ from Those of Other Shareholders. Approximately 69.3% of our outstanding B Units, the class of capital stock that is entitled to elect a majority of our Board of Directors and the only class of capital stock entitled to vote on other general corporate matters, is beneficially owned, directly or indirectly by a trust the beneficiaries of whom are members of the González Family. As our controlling shareholder, this trust controls our business through its power to elect a majority of our Board of Directors and to determine the outcome of almost all actions that require shareholder approval. For example, the trust has the ability to cause us to declare dividends. The principal grantor and beneficiary of this trust is a corporation owned by the González family. For a description of this trust see the section entitled The Scotiabank Trust. In addition to their indirect ownership interest in our company, Mr. Carlos González Nova, Mr. Guillermo González Nova, Mr. Jaime González Nova, Mr. Carlos González Zabalegui, Ms. Elena González Guerra, and Mr. Pablo González Guerra serve as our directors. Mr. Guillermo González Nova also serves as our Chairman of the Board, and Mr. Carlos González Zabalegui serves as our Chief Executive Officer. See "Major Shareholders and Related Party Transactions -Principal Shareholders" and "Directors, Senior Management and Employees."

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

  Our ability to achieve sales and earnings-per-share goals will be affected primarily by: industry consolidation; pricing and promotional activities of existing and new competitors, including non-traditional competitors.
  Our efforts to meet our working capital reduction targets could be adversely affected by: increases in product costs; our ability to obtain sales growth from new square footage; competitive activity in the markets in which we operate; changes in our product mix; and changes in laws and regulations.
  Our ability to generate operating cash flow to the extent expected could be adversely affected if any of the factors identified above negatively impacts our operations, or if any of our underlying strategies, including those to reduce shrink and SG& A and to increase productivity, are not achieved.
  Consolidation in the retail industry is likely to continue and the effects on our business, favorable or unfavorable, cannot be foreseen.
  The retailing industry continues to experience fierce competition from other retailers, supercenters, clubs or warehouse stores, mom and pop stores and others. Our continued success is dependent upon our ability to compete in this industry and continue to reduce operating expenses, including managing salaries and corporate expenses. While we believe our opportunities for sustained, profitable growth are considerable, unanticipated actions of competitors could impact our sales and net income.
  Changes in laws and regulations, including changes in accounting standards, taxation requirements, and environmental laws may have a material impact on our financial statements.
  Changes in the general business and economic conditions in our operating regions, including the rate of inflation, population growth, and employment and job growth in the markets in which we operate may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect earnings and sales growth. General economic changes may also affect the shopping habits of our customers, which could affect sales and earnings.
  Our capital expenditures could differ from our estimate if we are unsuccessful in acquiring suitable sites for new stores, if development costs vary from those budgeted, or if our logistics and technology projects are not completed in the time frame expected or on budget.
  Depreciation and amortization expenses may vary from our estimates due to the timing of new store openings.
  Interest expense will vary with changes in capital markets and the amount of debt that we have outstanding. Although we use derivative financial instruments to manage our net exposure to financial risks, we are still exposed to interest rate fluctuations and other capital market conditions.
  We cannot fully foresee the effects of the general economic downturn on CCM’s business. We have assumed economic and competitive situations will not change significantly for 2003.
  Other factors and assumptions not identified above could also cause actual results to differ materially from those set forth in the forward-looking information. Accordingly, actual events and results may vary significantly from those included in or contemplated or implied by forward-looking statements made by us or our representatives.

The risks summarized above are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all of these risk factors, nor can it assess the impact of all of these risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors and analysts should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, when considering forward-looking statements, you should keep in mind the factors described in "Item 3. Key Information Risk Factors" and other cautionary statements appearing in "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report.

The predictive and forward-looking statements in this annual report may not come true and are made under the SEC's disclosure safe harbor. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company

History and Development of the Company

Controladora Comercial Mexicana, S.A. de C.V., or CCM or the Company, is a limited liability stock company with variable capital (sociedad anónima de capital variable) organized under the laws of Mexico. Our principal offices are located at Av. Revolución No. 780, Módulo 2 Colonia San Juan, C.P. 03730 México, D.F. and our telephone number is (52) 55 5270 9312.

We trace our history to 1944 when Antonino González Abascal and his son founded their first store in Mexico City, which sold primarily textiles. The first combination supermarket/general merchandise store under the name Comercial Mexicana was opened in Mexico City in 1962, and 20 additional stores were established during the 1970's. During the 1980's we continued to expand through the acquisition of the Sumesa chain in 1981 and with 51 Comercial Mexicana store openings. The first Restaurante California commenced operations in 1982, and the first Bodega opened in 1989. We entered into the Costco Mexico joint venture in June 1991, and the initial Costco Mexico opened in February 1992. In 1993, we introduced the Mega format to take advantage of the perceived potential of the supercenter and hypermarket formats. CCM was fully owned by the González family until April 1991, when shares of capital stock of CCM were listed in the Mexican Stock Exchange and offered publicly in Mexico. In 1996, GDSs representing shares of capital stock of CCM were listed on the New York Stock Exchange and the GDSs and the underlying shares were offered publicly in Mexico, the United States and elsewhere outside of Mexico.

Our deed of incorporation was executed on December 9, 1988 and we were registered in the Public Registry of Commerce in Mexico City on February 21, 1989, under the number 60562. The term of the Company is 99 years beginning on May 11, 1989.

1930
Company established by Antonino González Abascal and his son in Mexico City
1962
Opening of the first combination supermarket/ general merchandise store
1970's
Establishment of 33 Comercial Mexicana stores
Expansion in Central Mexico
1980's
Opening 51 Comercial Mexicana stores
1981
Acquisition of the Sumesa chain
1982
The first Restaurante California began operations
1989
Opening of the first Bodega store
1991
Entered into the Costco Mexico joint venture
Comerci shares were listed in the Mexican Stock Exchange
1992
Opening of the first Costco Mexico store
1993
Introduction of the Mega format
1996
Comerci GDSs were listed on the New York Stock Exchange
1997
Acquisition of Kmart's operations in Mexico
2002
Changes in Company Strategy
2003
Acquisition of Auchan's Mexican operations
1930
1940
1950
1960
1970
1980
1990
2000

Capital Expenditures

Capital expenditures reflect our strategy of growth through expansion and acquisition as well as our emphasis on self-development and ownership of real estate, and on logistics and technology improvements. Continued capital spending in technology focusing on improved store operations, logistics, manufacturing procurement, category management, merchandising and buying practices, should reduce merchandising costs as a percent of sales. For fiscal 2003, we expect capital spending to be approximately $130 million. We intend to use the combination of cash flow from operations, including reductions in working capital to finance capital expenditure requirements.

The following table sets forth our capital expenditures for each of the three years ended December 31, 2000, 2001, 2002 and the budgeted capital expenditures for 2003:

Year ended December 31(1),
	2000	2001	2002	2003 (2)
(Millions of constant Pesos as of December 31, 2002, except for 2003 amounts which are in nominal Pesos)
Real estate	500.7	590.8	315.7	526.4
Store fixture (3)	859.8	593.4	411.3	685.9
Information systems	22.2	21.4	15.4	25.7

Total	Ps.1,382.7	Ps.1,205.6	Ps. 742.4	Ps. 1,238.0

(1) Capital expenditures exclude Ps.239.9 in 2000, Ps.276.0 in 2001 and Ps. 204.0 in 2002 contributed by Costco to the Costco Mexico joint venture.

(2) Represents budgeted amounts for the year ending December 31, 2003.

(3) Represents store fixtures and other equipment expenditures.

Annually, we invest significant resources in areas such as construction, acquisition of equipment and the remodeling of stores. Since 2000, we have opened 23 stores and 17 restaurants. Additionally, 25 units have been remodeled and 12 units have been reconverted, to better serve the geographic areas where these stores are located. Similarly, we have invested significant resources in the construction of an efficient and reliable merchandise system.

The capital expenditures of Ps. 742.4 million in 2002 were funded with cash generated from operations. Our plans for 2003 are contingent primarily upon the economic situation in Mexico and our ability to generate sufficient cash flow to fund such expenditures. Depending upon these conditions, our goal is to open or commence construction on an aggregate of up to 10 stores and 6 restaurants in 2003, and to remodel 12 units.

We currently intend to fund substantially all of our 2003 capital expenditures primarily with cash flows from operations. Although we believe that sufficient financing will be available to us, there can be no assurance that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing. Costco is responsible for funding 50% of the cost of the new Costco membership warehouses. See "Item 4. Information on the Company Property, Plant, and Equipment" and "Item 3. Key Information Risk Factors Factors Relating to the Company Growth Strategy Dependent Upon Continued Improvement of Mexican Economy."

Business Overview

General

CCM is a holding company, which, through its subsidiaries, operates the second largest retail company in Mexico, as measured by net sales in 2002, as well as a chain of family restaurants. In addition, we own a 50% interest in the Costco Mexico joint venture with Costco of the United States, which operates a chain of warehouse clubs in Mexico. Our retail operations sell a wide variety of food items, including basic groceries and perishables, and non-food items, which include general merchandise and clothing, with food items representing 64.9% of our total sales in 2002. At December 31, 2002, we had 170 stores operating under five retailing formats (including stores operated by the Costco Mexico joint venture) with a total selling area of approximately 12.1 million square feet, concentrated primarily in the Mexico City metropolitan area and the central Mexico region, including Guadalajara, or the Central Region.

The Mexican retail sector is fragmented and consumers are served by a number of formats, including traditional formats such as independent grocery stores and food specialists, modern formats such as supermarkets, hypermarkets and department stores, as well as informal outlets such as street vendors and markets. We believe that there is considerable potential for growth as the Mexican retail sector continues its process of modernization. We believe that consumer preferences are shifting away from smaller, traditional and informal outlets toward larger, standardized supermarket and hypermarket chains, which offer consumers superior value through greater merchandise selection, convenience and better prices through the chains' greater purchasing power. Our strategy is designed to capitalize on this trend. Additionally, we believe that the recovery of consumers' purchasing power in Mexico and favorable demographics approximately half of Mexico's population is under 21 years old which will lead to increased numbers of consumers, will benefit the retail sector in the near and long terms.

Strategy

Our strategies are designed to benefit from the modernization of the retail sector, building upon our position as one of Mexico's leading chains and our strong brand franchise. To achieve this goal, we pursue four primary strategies in the Mexican retail market.

Merchandising Strategy. Our merchandising strategy emphasizes competition on the basis of product selection, quality, price and consumer service. We target specific consumer preferences and demographics by using distinct retail formats, which differ in store size, service level and product range. As Mexican consumer preferences have shifted toward large supermarkets and hypermarkets, we have met this demand by introducing our Mega format in 1993. In addition, we have sought partnerships with leading international retailers to introduce innovative formats to the Mexican market. In 1992 our Costco Mexico joint venture opened the first Costco Mexico warehouse club. Currently, we operate five retailing formats:

    Combination Supermarket/General Merchandise Stores. Through our flagship subsidiary "Comercial Mexicana," we operate combination self service supermarket/general merchandise stores under three formats: Comercial Mexicana stores (71 stores), which target middle and upper income segments; Bodega Comercial Mexicana stores (34 stores), which target lower income segments; and Mega (27 stores), super combination stores which carry the broadest line of products and complementary services in the combination store format and target a broad range of income levels.
    Supermarkets. Under the name Sumesa, we currently operate 17 neighborhood supermarkets.
    Membership Warehouse Stores. Through the Costco Mexico joint venture we operate 21 self-service membership warehouse stores, targeting businesses, professionals and upper income customers, which offer members low prices on bulk purchases.

Pricing Strategy. The Company believes that its historical strategy of promotions and deep discounts was effective in the historical Mexican macroeconomic environment, which was characterized by high inflation. As the Mexican economic landscape has become more stable, consumers have become more aware of price differences, and have started comparing them among the different retailers. The introduction of the Walmex strategy of "Every Day Low Prices" has become more attractive to consumers. The "promotion/heavy discount" strategy also attracted wholesale customers (resellers), who only shopped for discounted merchandise, and as a rule do not show any kind of customer loyalty. With the main objective attracting a more loyal customer base, the Company decided to adopt a low prices strategy in the second quarter of 2002. The Company believes that its customer base is adjusting to this change in pricing strategy, and that the Company’s operational results and its ability to forecast and plan its procurement needs are consistently improving, thereby achieving better costs, efficiencies and ultimately higher customer satisfaction. The Company is very optimistic about the final outcome of this strategy.

Operating Strategy. Our operating strategy emphasizes increased productivity and customer service through investment in information technology. From 2000 through December 31, 2002, we invested approximately U.S.$ 5.6 million in computer systems focused primarily on improving inventory efficiency, supply levels and controls. Innovative technologies used by our stores include point of sales systems (including bar code scanners), a unit inventory control system, fiber optic communications networks and an electronic communication system to submit purchase orders to suppliers. We believe that continued upgrading of our systems would allow it to further increase efficiencies, reduce expenses and provide the necessary product and sales information to enhance merchandising decisions at each store.

Growth Strategy. Our growth strategy is intended to take advantage of the fragmented nature of the Mexican retailing market and to strengthen our market penetration. Our growth strategy has two principal components: (i) continued improvements in same-store sales growth through enhanced merchandising techniques, attractive promotions, remodeling and expansion of selling area and (ii) new store openings both in areas where we already have a strong presence and in areas with high potential but which are currently undeserved by modern retail formats. From 2000 and through 2001, we invested Ps.2,588.3 million to open 8 Comercial Mexicana, 5 Mega, 3 Bodega, 12 Restaurantes California, 1 Sumesa store and 3 Costco. During this period we also remodeled 15 units, converted 4 Comercial Mexicana stores into the Mega format and 7 Comercial Mexicana into the Bodega format. In 2002, we invested Ps.742.4 to open 1 Mega, 1 Bodega Comercial Mexicana, 1 Costco membership warehouse, and 5 Restaurantes California. We also remodeled 10 units and converted 1 Comercial Mexicana into the Mega format. We intend to open 10 stores, 6 restaurants and remodel 12 units in 2003. In particular, we intend to continue the growth of the larger formats stores, such as Mega hypermarkets and Costco membership warehouses.

Since December 1994, when Mexico experienced an economic crisis, instability, increased inflation, high domestic interest rates, negative economic growth, increased unemployment, we have implemented a program to streamline operations in order to reduce operating expenses and increase cash flow while taking steps to minimize the effects of reduced purchasing power. During 2003, we expect to continue our aggressive program to reduce expenses at both our branches and at the corporate level in an effort to improve our operating margins. Economic conditions continued to improve in 2000 with gross domestic product increasing by 6.9% in 2000 as compared to 1999, but declined by 0.3% in 2001 as compared to 2000, and increased in 2002 by 0.9% compared to 2002. In 2000, 2001 the retail sector increased by 7.5%, 6.9% and decreased by 1.8% en 2002 respectively, while our total net sales increased by 6.8%, 0.2% and decreased 8.3% during the periods. In response to the improving economic conditions, we resumed our growth strategy, with capital expenditures of Ps.1.401.5 million in 2000 Ps.1,205.6 million in 2001 and Ps. 742.4 million in 2002.

At December 31, 2002, we also operated a chain of 55 family-style restaurants under the name of "Restaurantes California". Restaurantes California provide customers with homemade-style food and high quality service at affordable prices. As part of our growth strategy, we intend to open six new Restaurantes California by the end of 2003.

Location Strategy. In opening new stores, we select the type of retail store and offer the merchandise and service mix which they consider most appropriate for each location's anticipated customer base. The Company determines a location's anticipated customer base by analyzing a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. Decisions with respect to opening new Costco warehouses are made by the Costco Mexico joint venture.

Seasonally

Due to the seasonal nature of the retail industry, where merchandise sales and cash flows from operations are historically higher in the third and fourth quarters than any other period, a disproportionate amount of operating cash flows are generated in the previously mentioned quarters. In preparation for the Julio Regalado and the Holiday seasons, we significantly increase our merchandise inventories, which traditionally have been financed by cash flows from operations, bank lines of credit, trade credit and terms from vendors. Our profitability and cash flows are primarily dependent upon the large sales volume generated during the quarters of our fiscal year.

Sales in our stores typically increase during the "Julio Regalado" special promotion occurring each July, and during the Christmas season. In 2000, 2001 and 2002 approximately 55.1%, 50.9% and 53.6% respectively, of our sales occurred during the last six months of the year, with an average of 27.4% in 2000, 22.7% in 2001 and 27.6% in 2002 of such sales occurring in the last quarter of the year. Although we have recently instituted a year-round "Low-Price" strategy, we currently intend to continue to yearly "Julio Regalado" and Christmas Holidays promotions.

Retail Operations

At December 31, 2002, we had 170 stores operating under five retailing formats with a total selling area of approximately 12.1 million square feet. Although we operate nationwide, our stores are concentrated in the two most populated areas of Mexico, the Mexico City metropolitan area and the Central region. Our stores located in those areas account for approximately 76.6% of our total retail floor space at December 31, 2002.

The percentage breakdown of our total selling area and number of stores by geographic region at December 31, 2002, is set forth in the following table:

	At December 31, 2002
	Percentage of Total Selling Area	Number of Stores
Mexico City metropolitan area	39.6%	78
Central region	37.0	57
Northwest region	9.2	13
Northeast region	2.8	4
Southeast region	6.8	10
Southwest region	4.6	8
Total	100.0%	170

The percentage breakdown of the contribution of our retail formats (including the Costco membership warehouses) and restaurants to total sales is set forth below for each of the three years ended December 31, 2002.

	Year Ended December 31,
	2000	2001	2002
Comercial Mexicana	51.3%	46.5%	40.0%
Bodega	13.1	13.9	14.9
Mega	17.8	19.8	22.6
Sumesa	2.0	2.0	2.3
Costco	14.3	16.1	18.5
Restaurantes California	1.3	1.4	1.5
Miscellaneous Income	0.2	0.3	0.2
Total	100.0%	100.0%	100.0%

Except for Sumesa stores, which offer primarily food items, stores operated by us offer a combination of food and non-food items. Management classifies our sales into four main product lines. The percentage contribution to total sales of each of these product lines is set forth below for each of the three years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
	2000	2001	2002
Perishables	26.0%	25.4%	26.1%
Groceries	37.3	38.0	38.8
General Merchandise	25.2	25.3	24.7
Clothing	11.5	11.3	10.4
Total	100.0%	100.0%	100.0%

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

Multiple Format Strategy. We conduct retail operations through our five retailing store formats: Comercial Mexicana, Bodega, Mega, Sumesa and Costco membership warehouses (through the Costco Mexico joint venture). Through these formats, we are able to target nearly all the population segments in Mexico City and the other areas, which we serve.

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

We believe, based on changing demographics and competitive characteristics of the location surrounding an established store, in changing the retailing format of our retail sites when appropriate. For example, in 2001 three Comercial Mexicana were converted into a Mega and another five were converted into Bodega and in 2002 we converted one Comercial Mexicana into a Mega and one Bodega into a Comercial Mexicana. In addition, since acquiring the Sumesa chain in 1981, we have converted six Sumesa stores into other formats. The conversion costs typically ranged from U.S.$2.1 million to U.S.$5.0 million per unit, averaging approximately U.S.$3.1 million per unit.

While we currently expect to continue using our five retailing formats, we may experiment with additional formats in the future.

Retail Store Formats

We currently operate stores in the five retail formats discussed below.

Combination Supermarket/General Merchandise Stores

Comercial Mexicana. At December 31, 2002, we operated 71 Comercial Mexicana stores, including 19 in the Mexico City metropolitan area, 30 in the central region (including Guadalajara), 9 in the Northwest region (including Tijuana), 2 in the Northeast region, 5 in the Southeast region and 6 in the Southwest region. Comercial Mexicana stores are targeted at middle and upper-income customers.

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

Comercial Mexicana stores offer, at competitive prices, locally and nationally advertised and distributed brands of merchandise, together with certain food items, general merchandise and clothing product lines which are sold under our own private label names. Comercial Mexicana stores incorporate merchandising techniques, such as good lighting, wider-than-usual aisles and store layouts, which are designed to encourage greater spending per customer. All Comercial Mexicana stores are identified by an easily recognizable pelican logo.

Comercial Mexicana remodeling generally involves the installation of new services, lighting, decorations, freezers and refrigerators and automated check-out counters, as well as the replacement of fixtures, painting and necessary repairs and changes in the store layout which are intended to make the stores more attractive to customers. At the same time, the store systems are upgraded to improve operating efficiencies and allow the introduction of new services. In 2000, 2001 and 2002, we remodeled three Comercial Mexicana and four for both years 2001 and 2002.

Comercial Mexicana stores generally range in size from approximately 43,000 to 107,000 square feet of selling area, with an average of approximately 68,000 square feet. Comercial Mexicana stores employed 10,566 individuals at December 31, 2002.

Comercial Mexicana stores have experienced a decline in the number of customers in the last three years. The Company believes this is mainly a result of our conversion of eight Comercial Mexicanas into Bodegas or Megas in 2000 and 2001, and increased competition in the market. We have developed several strategies in response to these developments, including reorganization of the Comercial Mexicana employee structure, construction of new a distribution center servicing all store formats, including Comercial Mexicana, and the institution of a new pricing strategy of low prices instead of one-time promotions and discounts.

Bodega. At December 31, 2002, we operated 34 Bodegas, of which 25 were located in Mexico City and its surrounding suburbs, seven were located in the Central region (including one store in Guadalajara), one was located in the Southeast region and one in the Southwest region. During 2002, we opened one Bodega in the Central Region. Bodegas target lower-income customers.

Bodegas are warehouse stores, which offer more than 30,000 products, mainly food items, pharmaceutical items and general merchandise of the type sold in Comercial Mexicana stores (but with less selection in terms of brands and sizes of items offered).

Bodegas have lower operating costs as a percentage of sales than those of Comercial Mexicana stores. Lower operating costs are obtained primarily because Bodegas use less advertising and a lower level of customer service, fewer amenities, less decoration and reduced storage costs (because items are stocked on display on the sales floor). In addition, Bodegas have fewer promotions and product introductions. Most of the Bodegas have a tortilla press, a bakery and/or other specialty department. Because their customers generally do not have cars, Bodegas are within walking distance of residential areas or accessible by public transportation. Bodegas also are identified by the same easily recognizable pelican logo as Comercial Mexicana stores.

Bodegas range in size from approximately 24,000 to 65,000 square feet of selling area, with an average of approximately 50,600 square feet. Bodegas employed 4,366 individuals at December 31, 2002.

Mega. Under the Mega format, we currently operate our largest combination stores. As of December 31, 2002, we operated 27 Megas, including 14 in Mexico City, 10 in the Central Region, 2 in the North and one in the South Region. The Mega targets a broad range of economic groups.

We introduced the Mega format in 1993 to take advantage of the perceived potential of, and as a competitive response to, the supercenter and hypermarket formats which had begun to appear in Mexico. Prices in Megas are generally lower than those in Comercial Mexicana stores, but not as low as in Bodegas. Megas carry an array of items, which is broader than that offered in Comercial Mexicana stores, offering approximately 60,000 products. The different types of merchandise carried by Megas are separated into distinct areas or departments. Each Mega contains a bakery, a pharmacy and other complementary services operated by us, just as in Comercial Mexicana stores. In addition, Megas contain separate specialty retail facilities leased to and operated by third-party tenants, such as banks, key makers, jewelry shops, shoe repair shops, photo developers and optical centers. Megas contain a wide center aisle that, in connection with the location of most perishables and groceries at the rear of the store, is intended to draw customers into the store past special advertising displays, as well as past the clothing and general merchandise areas.

Megas generally range in size from 110,000 to 140,000 square feet selling area, with an average of approximately 120,000. Megas employed 6,295 individuals at December 31, 2002.

The Company recently acquired Auchan’s operations in Mexico. By acquiring Auchan’s 5 stores, the Company absorbed a competitor, acquired stores with prime locations and a store format that should prove very successful in high density populated areas. The acquisition did not require the incurrence of additional debt, and will be paid in fixed installments through 2008. The payment of these installments is equivalent to opening one Mega per year (similar format as Auchan). With its 5 new stores, Comercial Mexicana has accelerated its growth in this successful format. Due to Auchan’s higher margin sales mix, Comercial Mexicana will be improving its margins in the coming months.

Supermarkets

Sumesa. At December 31, 2002, we had 17 Sumesa in operation. Except for two Sumesa in Cuernavaca, all Sumesa are located in Mexico City. Sumesa stores are targeted from upper to upper-middle income customers.

Sumesa are designed to serve their surrounding neighborhoods, which typically are densely populated. Sumesa are smaller in size than Comercial Mexicana stores and Bodegas. Developed as neighborhood stand-alone supermarkets, Sumesas emphasize sales of quality groceries and perishables and carry more than 8,000 products. All Sumesas include pharmacies, as well as bakeries and tortilla presses.

We intend to remodel the existing Sumesas to update their appearance and, to the extent that space at existing locations permits, to include specialty departments. In 1996, we added specialty departments to four Sumesas. We remodeled one Sumesa store in 1999 and two in 2000. All three remodeled stores are located in Mexico City.

Sumesas generally range in size from approximately 7,000 to 11,800 square feet of selling area, with an average of approximately 8,600 square feet. Sumesa employed 755 individuals at December 31, 2002. Since acquiring Sumesa in 1981, we have closed seven locations, primarily because we were unable to agree to the lease renewal terms and the last one in 2002 to convert it into a Restaurante California.

Membership Warehouse Stores

Costco Membership Warehouses. In June 1991, CCM and Costco formed a joint venture to develop the membership warehouse-style warehouses that are popular in the United States and Canada. The first Costco membership warehouse was opened in a suburb of Mexico City in February 1992. At December 31, 2002, the Costco Mexico joint venture was operating 21 Costco membership warehouses, five of which were located in Mexico City and its surrounding suburbs, eight were located in the Central Region (including one in Guadalajara), three were located in the Northwest Region, one was located in the Northeast Region, three in the Southeast Region and one in the Southwest Region.

Costco membership warehouses are self-service warehouse clubs, which offers members low prices on volume purchases of a limited selection of branded and private label products in a wide range of merchandise categories in order to produce rapid inventory turnover and high sales volumes. This rapid inventory turnover, combined with the operating efficiencies achieved by direct volume purchasing from manufacturers and no-frills merchandise displays, which enables Costco Mexico to operate profitably albeit at lower gross margins than traditional wholesalers, retailers or supermarkets. Costco membership warehouses carry a selection of approximately 3,500 local and imported items, together with general merchandise products, offering a limited selection in each product line and are generally located in easily accessible locations. All of the Costco membership warehouses offer bakeries and a selection of high quality perishables and meats.

Membership is limited to businesses and professionals and members of their families. A primary membership, including one affiliate membership, currently costs Ps.300.0 (approximately U.S.$28.86) per year with one additional membership and each additional affiliate membership costs Ps.100.0 (approximately U.S.$9.62) per year. Costco membership warehouses seek to meet the needs of business customers who might otherwise pay a premium for small purchases or who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members often combine personal shopping with their business purchases.

Costco membership warehouses range in size from approximately 90,000 to 120,000 square feet of selling area, with an average of 100,000 square feet, and are designed with minimal amenities and decorations. Floor plans are designed for economical and efficient use of space and inventory control. Members push flatbed carts or large basket-style shopping carts through the warehouses, selecting products for their business or personal use, or for resale. Merchandise is generally offered in case, carton, or multiple-pack quantities or in single, jumbo-sized packages, and is displayed and stored in packing cartons on pallets and steel racks separated by extra-wide aisles. In response to the economic conditions in Mexico, in 1995 the Costco Mexico joint venture reduced the size of certain packages sold at the Costco membership warehouses and substituted imports with national products when available at an acceptable price and quality level. The standard no-frills facility designs, direct manufacturer purchasing and rapid inventory turnover, combined with extensive cost controls and low mark-ups, result in substantial savings to the customer as compared to most other traditional sources of merchandise. Costco membership warehouses employed 5,965 individuals at December 31, 2002.

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

Costco and we as determined from time to time by each party share the funding requirements of the joint venture. Each of Costco and CCM contributed U.S.$10.0 million and U.S.$28.5 million in 2000 and 2001 respectively. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party's interest at fair market value. The joint venture agreement contains certain limitations on competition in the Price Club-style warehouse format by Costco and us. The joint venture has duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, and (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party's interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain and guarantee pursuant to the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, (vi) is insolvent or bankrupt, or (vii) undergoes a change of control.

Marketing

We seek to attract customers to our store by emphasizing customer service, offering a wide selection of private label goods, facilitating purchase by customers through our own "captive" credit card, vouchers for payment, and a lay-away system under which customers can purchase general merchandise by agreed-upon partial payments and providing customers credit in connection with purchases of big-ticket items. Another marketing initiative includes promotions every Wednesday on fresh fruit and vegetables at Comercial Mexicana, Bodega and Mega stores, which has helped make Wednesday one of the busiest days of the week in our stores. We intend to maintain advertising expenditures in 2003 substantially in line with the amount spent in 2002, which was 1.3 % of our total sales.

We emphasize customer service by (i) offering the product and service mix that we believe customers find most appealing, (ii) maintaining clear, well-lit stores with attractive, modern decor, (iii) training employees to be courteous and helpful, (iv) changing the mix of products to include a variety of imported goods and (v) in recent years, by offering butcher's shops, bakeries, pharmacies, tortilla presses and other specialty departments. Many stores have electric carts to enable elderly or disabled individuals to shop without assistance and shopping carts with infant seats to allow parents to shop with young children. The specialty departments, such as the butcher's shops and bakeries, offer products and individual service comparable to those offered in independent specialty stores. In addition, all stores with bar-code scanners have price verifiers located conveniently throughout the stores to allow customers to check the prices on goods. See "Information Systems."

In recent years, we have begun to emphasize our own private label merchandise, including specialty products prepared by us (such as baked goods, tortillas and prepared foods), and currently offer approximately 419 private label products, principally groceries. In 1999, we introduced a line of generic medicines under the "Farmacom" name, which comply fully with the Ministry of Health regulations. On December 31, 2002 we offered over 150 medicines under this brand name. In addition, we offer private label men's, women's and children's clothing, household, automotive and gardening products. Each of our private label brands reflects a special image and delivers high quality merchandise at prices lower than brand name products. Sales of private label products as percentage of total sales were 11.5% en 2000 and 11.2% en 2001and 11.0% in 2002. Our margins on private label products are similar to those on brand name products, although prices on private label products are lower to the consumer.

Our store sales are paid in either cash, through credit or with vouchers. Credit card terminals are installed at checkout counters in all of our stores (including all Costco membership warehouses). We have our own captive credit card under the name "Comercial Mexicana," which can be used only for purchases at our stores (including Costco membership warehouses). The Comercial Mexicana credit cards are issued, and Banco Nacional de Mexico, S.A., or Banamex extends credit under such cards. In addition, we offer our customers the option to acquire certain big-ticket items on credit through an in-store program known as Credicomer. This program, offered with Banco BBV- Bancomer S.A., or BBV- Bancomer, does not require a down payment and may be paid over a period to 12 months. BBV-Bancomer extends the credit and assumes 100% of the credit risk, and we receive an amount equal to the purchase price from BBV- Bancomer by the end of that same business day. We also established a lay-away system under which customers can purchase general merchandise by paying through installments, without interest. We believe that our relationships and discount arrangements with credit-issuing banks are the best in the market. The vouchers are issued by us and by certain independent companies, and are accepted in all of our stores except for the Costco membership warehouses. Employers distribute vouchers to their employees as a tax-advantaged part of the employee's compensation. The vouchers issued by us are sold at a discount to third party employers and are, in effect, prepaid sales. The vouchers issued by independent companies are honored by us and then collected and presented (usually between one and seven days) to the issuing company for payment. In 2002 we also introduced our "Thirteen Month Interest-Free" promotion which offers customers thirteen months of interest-free credit for certain large purchases when they use participating credit cards. The Company and the supplier share the cost of the program.

As part of our marketing strategy, we promote our stores and the merchandising and services which they offer. Our advertising strategy and campaigns focus on communicating the image of our stores, particularly Comercial Mexicana stores, as being newer, cleaner stores, which offer superior customer service. In addition, advertising is used to publicize the merchandise carried in our stores. We used third-party advertising agencies to formulate and implement our advertising campaigns. The single largest advertising medium used by us is radio, but we also advertise on television and through newspapers and promotional flyers, as well as in our stores at the point of sale. We employ cooperative advertising with suppliers and suppliers participate in special programs with us, particularly in connection with new store openings. Each July, Comercial Mexicana, Bodega and Mega stores run the "Julio Regalado" special promotion to increase sales for that month.

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

Approximately 20% of all goods purchased by us are supplied from the distribution centers operated by us. In the Costco Mexico joint venture, approximately 75% of all the merchandise is supplied from the distribution center. Suppliers and independent distributors directly to our stores deliver the remaining products. We supply some goods through our own distribution system rather than with direct deliveries from suppliers and independent distributors in order to take advantage of quantity discounts for certain products and, in the case of other products, to assure an adequate source of supply.

The Company will be completing a new Distribution Center ("DC") by August 2003 that we started constructing on Third Quarter 2002. The DC will have an storage capacity of 538,196 square feet. The center will increase the Company’s storage capacity by 160.5% from current levels, and will allow the Company to negotiate better prices with suppliers, which can place their products in one centralized location rather than in different locations. At present, 80% of the Company’s products are placed in each store, but with the new DC, 80% of all the Company’s products will be delivered to centralized locations. Suppliers have found it difficult to supply many of the cities in which the Company has stores with the same degree of efficiency than the stores located in Mexico City. The Company believed that this inefficiency has been a cause for certain amount of customer dissatisfaction in its stores located in the interior of the country (due to stock outs of products with higher rotations), and with the implementation of its new distribution strategy the Company will reduce stock outs and thereby increase customer satisfaction and sales in those stores.

Information Systems

We have placed special emphasis in recent years on the development of our management information system, particularly a unitary inventory control system that allows us to track sales, flow and turnover of specific product lines or items. The unitary inventory control system has been installed in all Comercial Mexicana stores, Bodegas and Megas and we plan to implement it in all of our units. As a part of this system, these stores are linked through a common computer network that facilitates the flow of information through fiber optic communications among the stores and to our management. This system provides us with information which enables us to (i) optimize inventory levels by identifying products with low sales volumes and by maintaining perpetual inventory booking, (ii) minimize shrinkage, (iii) reduce out-of-stock products, (iv) allow our buyers to negotiate more effectively with suppliers and (v) otherwise improve operating efficiency. This system is currently being used with all of the suppliers that supply our stores. Related projects have focused on introducing advanced computer technology to the stores (other than, to date, most Sumesas), particularly at the point of sale, and have included the installation of improved cash registers with bar-code scanner systems and electronic scales, state-of-the-art credit card and debit card approval systems to track sales and reduce the check-out time for customers, and, in the stores, state of the art point of sale computers which provide the customers additional information regarding the items being purchased and the relevant promotions and savings, as well as equipping stores with portable scanners to expedite the process of checking shipments from suppliers and to aid in price audits and taking inventory. Costco membership warehouses are linked, and transmit similar information, by satellite to Costco in San Diego, California and Seattle, Washington. Such linkage and transmission, in turn, provide us with information on the operations of Costco membership warehouses.

Capital expenditures for our information systems were Ps.22.2 million in 2000, Ps.21.4 million in 2001 and Ps.15.4 million in 2002.

New Initiatives

"Low Prices" Pricing Strategy. For several years, the Company based its pricing strategy cyclical promotions and discounts offered from time-to-time. This strategy proved successful in a market with high inflation rates. As prices changed often, consumers did not have the opportunity of comparing prices among different retailers.

As the result of the recent decrease in inflation, among other things, the Company has moved away from this strategy toward a strategy of offering consistently low prices, retaining only the most popular promotions, including the "Julio Regalado", in order to attract customer traffic. The new pricing strategy was fully implemented in August 2002.

Since the implementation of the "low prices" strategy, the Company has experienced a drop in number of customers and [tickets] per customer, but key ratios appear to be improving. The Company believes the new pricing strategy will prove successful.

Food Voucher Program. In the fourth quarter of 2002 the Company obtained an important voucher contract from the Government of Mexico City, for a nominal amount of aproximately U.S.$140 million and serving approximately 300,000 local government employees. Pursuant to this contract, the Company offers all program participants a 22.2% discount on all merchandise. The Company believes this contract will result in the growth of our customer base. Also, voucher holders purchase additional full-price items at an average 10% more than their voucher value. The Company recognized an account receivable and a deferred revenue of approximately US$ 109 million. The revenue is recognized when the customers purchases merchandise using the vouchers. As of December 31, 2002, the recognized revenue of this transaction reached US$ 62 million.

Acquisition of Auchan’s Mexican Operations. In February 2003, the Company acquired the Mexican operations of Auchan, consisting of five hypermarket stores located in the central region of Mexico. The Company now operates these stores under the Mega format. The Company will pay a net present value of approximately U.S.$91.0 million in interest free payments over a five-year period.

With these new stores in Mexico, it is the Group’s intention to keep maintaining our long lasted position as the second largest retailer in the country. At the same time, we are buying an international competitor that during its operational time in our country had the economic resources to grow by itself or through the acquisition of medium and large companies similar to ours.

This acquisition appoints directly to the Company’s strategy to focus on large areas like Megas, which is a format with excellent image and acceptance among Mexican customers for its service, convenient locations, nice atmosphere, variety of products and additional services. Actually, we already have converted these stores into Megas.

Additionally, Auchan stores are very well located, two of them are in Mexico City and two are in the metropolitan area, where nowadays is very complicated to get suitable land to build department stores. Nevertheless we consider there is a high potential market in these zones that has not been reached due to the lack of available land and to the complicated authorization process from local authorities that have made it difficult to open new facilities. The fifth store in Puebla, is also well located.

Auchan has an important commercial area at the stores leased and operated to third parties, which is very important since it gives our clients additional services as beauty parlors, banks, dry-cleaners, boutiques etc. that have always been part of Mega’s strategy. With this important addition we would increase approximately 495,140 square feet our present commercial area representing an increase of 37.0% on this concept.

As a result, we foresee this year an increase of sales of approximately 4.8% and 5.0% of floor sales attributable to these new stores.

This operation will not require additional debt since it will be paid with the Company’s five years cash flow. Actually, using those resources from Auchan’s operations and from third parties leasing at the operating commercial stores we may be able to pay the stores in the same period.

In connection with the acquisition, the Company expects the following:

    4.8% increase in annual sales
    5.0% increase in sales area
    37.0% increase in commercial centers area
    9.0% EBITDA growth

Restaurants

At December 31, 2002, we had 55 Restaurantes California located in 16 cities in Mexico (30 of which are located in the Mexico City metropolitan area), with an average seating capacity of 222 seats per restaurant. Restaurantes California focus on middle- through upper-income customers and tourists.

In 2000 we opened eight Restaurantes California, in 2001, we opened 4 Restaurantes California and in 2002 we opened five Restaurantes California. We intend to open six new Restaurantes California and remodel two additional units by the end of 2003. Our goal is to increase the number of Restaurantes California throughout Mexico.

Restaurantes California are family-style restaurants serving a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. These restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps.85.00 (approximately U.S.$8.0).

Meals at Restaurantes California are prepared fresh when ordered. To differentiate ourselves from our competitors, each Restaurante California also has a buffet and salad bar, and we emphasize sales of buffet-style food, and in some stores "super buffet," which generally have higher gross margins. The buffet sales in relation to total restaurant sales have increased from 54.0% for 2000, 56.3% in 2001 and 57.0% in 2002. Restaurantes California are designed and built to a standardized format and compete on the basis of their high-quality food and service, cleanliness, attractive architecture and decorations, hand-painted dishes, colorful menus and innovative promotions (such as free buffets for children accompanied by adult and the "Birthdays Free" campaign).

Restaurantes California have traditionally been located in commercial areas near a Comercial Mexicana store, but are increasingly being operated on a stand-alone basis. In choosing the sites for Restaurantes California, our real estate professionals consider criteria similar to those used in selecting store sites. Suppliers deliver all products used in the operation of Restaurantes California directly to the restaurants. Restaurantes California generally do not use media advertising. At December 31, 2002, Restaurantes California had 2,799 employees.

Suppliers

We purchase the products frequently carried or used by our stores and restaurants from more than 6,050 suppliers. No single supplier or group of related suppliers’ accounts for more than 2.8% of the total products purchased by us. Our management believes that the sources and availability of materials for our retail store and restaurant operations are adequate and will continue to be so for the foreseeable future.

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

We maintain a centralized purchasing department that specializes in perishables, groceries, clothing and other merchandise through four principal groups. One group within the purchasing department is responsible for the Comercial Mexicana stores, Megas, Bodegas and Sumesas. A second group is responsible for purchasing the products required by Restaurantes California. A third group, consisting of two separate teams of buyers for Costco membership warehouses, is responsible for determining and purchasing the items carried in the Costco membership warehouses. One Costco Mexico purchasing team is located in Mexico and is responsible for purchasing domestic products. The other Costco Mexico purchasing team is located in San Diego, California, operating with the support of Costco. The separate groups of buyers allow each group to focus on the needs of the target customers for the retailing store formats serviced by that group of buyers. These purchasing groups coordinate with one another, sharing information on suppliers and the terms and conditions on products offered by suppliers. The buyers determine the products that will be stocked in our stores and are responsible for maintaining our relationships with our suppliers and negotiating the prices of all goods stocked in our stores and products required by our restaurants. The centralized purchasing department orders approximately 80% of the goods stocked in our stores and most of the balance is ordered by store managers pursuant to the arrangements (including prices) with suppliers negotiated by the central purchasing department.

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

In 2000, 2001 and 2002 approximately 16.9%, 16.5%and 17.0% respectively, of our sales consisted of products imported from outside of Mexico. In addition, we sell certain imported products, which we acquire, at prices denominated in Pesos, from multinational corporations, distributors and wholesalers in Mexico.

Competition

The retail industry in Mexico is highly competitive and is characterized by high inventory turnover and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. Advertising and promotional expenses that are necessary to maintain our competitive position in our major markets affect margins at our stores. We compete with numerous local companies and regional and national supermarket and self-service store chains, including Gigante and Soriana, as well as small family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain major United States and international retailers have established joint ventures with Mexican companies or have acquired the majority of shares to control businesses which compete with our stores (for example, Wal-Mart Stores, Inc., or Wal-Mart, controls Walmex). The Costco membership warehouses compete with Sam's Club, a self-service warehouse owned by Walmex, and our hypermarkets and other stores face competition from Carrefour. We expect that other United States and international retailers may enter the market in Mexico in the future either through joint ventures or directly. In addition, certain of our stores, which are located in the same shopping areas, compete with each other. We believe that our principal competitive factors for our stores are location, price, cleanliness, promotion, customer service and quality of merchandise. See "Item 3 Key Information Risk Factors Factors Relating to the Company Competition."

In 2002, we were one of the largest retail companies in Mexico as measured by net sales. We have a significant presence in the Mexico City metropolitan area and the Central Region, where approximately 76.1% of the selling area of our stores were located as of December 31, 2002.

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

Government Regulation

Aspects of the retail restaurant business, including our Restaurantes California operations, are subject to regulation directly or indirectly by various Mexican federal, state and local governmental agencies. The most significant of these agencies are the Secretaría de Economia, or the Ministry of Economy, and the Secretaría de Salud, or Ministry of Health, of Mexico.

The Ministry of Economy regulates the prices at which we can sell some medicines. The Ministry of Economy also verifies that all imported products have a label in Spanish specifying the products origin and ingredients and the company importing the product. See "Item 3 Key Information Risk Factors Price Controls Relating to Certain of Our Products."

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

Organizational Structure

Following is a list of our significant subsidiaries, all of which are incorporated in Mexico:

	Activity as of December 31, 2002	Percentage Ownership as of December 31, 2002
Subsidiary holding companies:
Comercial Mexicana, S. A. de C.V.	Operate a chain of 132 stores.	99%
Super Mercados, S. A. de C. V.	Operate a chain of 17 stores.	99%
Restaurantes California, S.A. de C.V.	Operate a chain of 55 restaurants.	99%
Costco de Mexico, S. A. de C. V.	Operate a chain of 21 membership warehouse stores	50%
Subsidiary real estate companies:
Real estate subsidiaries	Operate as a real estate group.	99%
Subsidiary service companies:
Subsidiary service companies	Operate as a services group.	99%

The Company consolidates the accounts of all of its majority owned subsidiaries. See Note 2 of our Financial Statements.

The Company's investment in Costco Mexico meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, we report under the proportionate consolidation method.

Property, Plant and Equipment

Our properties primarily consist of different store formats, restaurants and distribution centers, most of which are located in Mexico City. In addition, as of December 31, 2002, we had approximately 8.5 million square feet in land reserve. Our principal executive offices are located in Mexico City.

We currently operate a 377,000 square feet distribution center in Mexico City, and we expect to complete a new 538,196 square foot distribution center by August 2003. Since 1994, we have rented a distribution facility of 417,000 square feet located in Mexico City, which we use to distribute primarily private label products and imported merchandise. Merchandise is shipped from the distribution centers to our retail stores primarily by independent shipping companies as well as Company-owned trucks. The Costco Mexico joint venture operates a distribution center of 538,000 square feet for Costco Mexico operations.

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

On December 9, 2002 and January 1, 2003, we purchased 1,875,945 square feet of real estate located in the Querétaro region of Mexico from certain of our affiliates. We intend to use this property for future store openings in the different formats.

As of December 31, 2002, we owned approximately 77.5% of the land on which our stores are located, and own the land on which 34 of the 55 Restaurantes California are located. Substantially all of the remaining land on which our stores and restaurants are located is leased from independent third parties. Leases generally have a 10 to 15 year term, with one or more options to extend or renew. Approximately 85% of our stores and restaurants which lease land (representing 27% of our total stores and restaurants) have leases which will expire between 2000 and 2010. The lease agreements for the stores and restaurants generally provide for rent payments calculated as a percentage of monthly net sales, ranging from 1.5% to 2.5%, with a minimum guaranteed rental. Given the high cost of property in the Mexico City metropolitan area and the increased availability of leasehold interests, we intend to emphasize renting the properties on which we build new stores and restaurants.

The following table sets forth our owned and rented retail space by total selling area, selling area as percentage of total area and number of our stores at December 31, 2002.

At December 31, 2002
	Total Selling Area (in sq.ft.)	Percentage Total Area	Number of Stores

Owned properties	9,373,290	77.5%	110
Leased properties	2,724,516	22.5%	60
Total	12,097,806	100.0%	170

The following table sets forth our owned and leased retail space by store format, number of stores and total area at December 31, 2002.

At December 31, 2002
Store Format	Owned	Leased	Total	Total Selling Area

Comercial Mexicana	43	28	71	4,796,986
Bodega	19	15	34	1,969,621
Mega	24	3	27	2,874,672
Sumesa	4	13	17	162,815
Costco Mexico	20	1	21	2,293,712

Our real estate subsidiaries have also engaged in the development of shopping centers in which Comercial Mexicana stores have participated as anchor tenants, with the remaining floor space being leased to third parties. Currently we have over 1,356 commercial tenants, with approximately 885,700 square feet under lease, from which we receive income.

Capital expenditures reflect our strategy of growth through expansion and acquisition as well as our emphasis on self-development and ownership of real estate, and on logistics and technology improvements. Continued capital spending in technology focusing on improved store operations, logistics, manufacturing procurement, category management, merchandising and buying practices, should reduce merchandising costs as a percent of sales. For fiscal 2003, we expect capital spending to be approximately Ps.1,238 million. We intend to use the combination of cash flow from operations, including reductions in working capital to finance capital expenditure requirements.

We have a land reserve of unimproved land for future development of approximately 7.8 million square feet the Mexico City metropolitan area and in the Central Region, and other cities in Mexico, which management expects will be sufficient for substantially all of our expansion plans for 2003 and 2004 whether economic conditions in Mexico continue to improve. Because it is increasingly difficult to locate, the larger plots of land suitable for store sites within Mexico City, we are increasingly looking at land outside of Mexico City, primarily in the suburbs of Mexico City and the Central Region.

Insurance

We maintain all risk and first loss insurance policies (including insurance for losses resulting from hurricanes and earthquakes) and business interruption insurance with an insurance value up to Ps.24.3 billion (calculated on the basis of the maximum foreseeable loss) with a maximum per claim of Ps.1.9 billion (calculated on the basis of the maximum foreseeable loss) per location, and a limit up to Ps.5.9 billion per event. The fixed assets at each of our locations are covered on a replacement cost of market value basis. We also maintain a transit insurance policy that protects against loss for shipment up to Ps.8.5 million per shipment. We maintain comprehensive liability insurance policies with an insured limit of up to Ps.300.0 million per event per location.

Item 5. Operating and Financial Review and Prospects

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the audited consolidated financial statements and the notes thereto and the Cautionary Statement Concerning Forward-Looking Statements presented in this Annual Report. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business so that you may better understand how those segments and their results affect the financial condition and results of operations of the Company as a whole.

Preparation of Financial Statements

Our Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 17 to our Financial Statements provides a description of the relevant differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and stockholders’ equity as of December 31, 2001 and 2002. In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under "Key Information Risk Factors" in evaluating us and our business.

General

CCM is a Mexican company, which maintains its financial records in Pesos. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. The presentation of financial information in constant Pesos is intended to recognize certain effects of inflation on the Financial Statements and to permit comparisons between comparable periods in comparable monetary units. The result of this adjustment is that growth rates between periods are stated in "real" terms, eliminating the general effects of inflation. Except where otherwise indicated, financial data for all periods in the Financial Statements and throughout this Annual Report have been restated in constant Pesos with purchasing power as of December 31, 2002. See Note 3 to the Financial Statements. References in this Annual Report to "real" amounts are to inflation-adjusted numbers and "nominal" amounts are to unadjusted numbers. Unless otherwise specified, all growth rates in the following discussion are stated in real terms.

Mexico experienced inflation in certain of the periods covered by the Financial Statements. In 2000, 2001 and 2002 the annual rates of inflation in Mexico, as measured by changes in NCPI, were 9.0%, 4.4% and 5.7%, respectively.

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

All amounts in the following discussion include the operations of Restaurantes California and other operations (which represented in the aggregate approximately 1.5% of net sales for the year ended December 31, 2002).

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

Year ended December 31,
	2000	2001	2002
Devaluation (appreciation) of the Mexican Peso as compared to the U.S. Dollar (1)	1.6%	(5.1)%	13.5%
Mexican inflation rate (2)	9.0	4.4	5.7
U.S. inflation rate	3.4	2.9	1.6
Increase (decrease) in Mexican gross domestic product	6.9	(0.3)	0.9
Increase (decrease) in the Mexican retail sector (3)	7.5	6.9	(1.8)

____________

(1) Based on changes in the Representative Rate, at the beginning of each period, which were as follows: Ps. 9.6500 per U.S. Dollar as of December 31, 2000; Ps.9.1600 per U.S. Dollar as of December 31, 2001 and Ps.10.395 per U.S. Dollar as of December 31, 2002.

(2) Based on changes in the NCPI from the previous period, as reported by Banco de México.

(3) As reported by the National Association of Self-service and Department Stores, or ANTAD.

The general condition of the Mexican economy, inflation and high interest rates have adversely affected, and may in the future adversely affect, our financial conditions and results of operations in the following manner.

Changes in exchange rates or in Mexico’s exchange control laws may hamper the ability of Comercial Mexicana to service its foreign currency debt.

While the Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican Government will maintain its current policies with regard to the peso or that the pesos’s value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the US Dollar in the past and maybe subjects to significant fluctuations in the future. Mexican Government policies affecting the value of the Peso could prevent us from paying our foreign currency obligations. As of December 31, 2002, approximately U.S.$129.6 million of our outstanding indebtedness was denominated in U.S. Dollars. See "Liquidity and Capital Resources."

Inflation also affects consumer demand, our ability to raise prices, supplier price, employment rates, competitive factors and consumer purchasing power, in addition to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms; and if the rate of Mexican inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, our U.S. Dollar-denominated sales will decrease in relative terms when stated in constant Pesos.

See "Results of Operations," "Comparison of Fiscal Years Ended December 31, 2002 and December 31, 2001 Net Sales" and "Integral Results of Financing," "Liquidity and Capital Resources" and "Recent Operating Results." See also "Item 3. Key Information Risk Factors Risks Factors Relating to Mexico Mexican Governmental, Political, Economic and Social Factors" and "Currency Fluctuations and Exchange Controls" and "Item 10. Other InformationExchange Controls and Restrictions on Foreign Investment."

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with generally accepted accounting principles in Mexico, which requires management to make certain estimates and apply judgment. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, management reviews our accounting policies and how they are applied and disclosed in our consolidated financial statements. We continually evaluate the information used to make these estimates as our business and the economic environment change.

While management believes that the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with generally accepted accounting principles in Mexico, actual results could differ from our estimates, and such differences could be material.

Management believes that these following accounting policies include a higher degree of judgement and/or complexity and, thus, are considered to be critical accounting policies. The critical accounting policies discussed below are applicable to both of our business segments. Management has discussed the development and selection of our critical accounting policies with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the Company’s disclosures relating to them.

Property, plant and equipment

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is primarily determined using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Gains and losses on retirements are included in income as they occur.

Property, equipment and leasehold improvement are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

The key factors for property, equipment and leasehold improvement policy are the estimation of the useful lives of the Company’s various asset types, the election to primarily utilize the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and management’s determination regarding impairment of any Company asset or group of assets. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets results in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, equipment and leasehold improvement will vary significantly depending on the method elected. Management feels that the straight-line method results in the most accurate recognition of periodic depreciation expense for all the Company’s assets. Management’s evaluation of whether an expenditure related to property, equipment and leasehold improvement substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense also can significantly affect results of operations for a given period, as well as the Company’s financial position. Management has also evaluated any asset or group of assets for which potential impairment might exist and has determined that there are none requiring an impairment write-down. This process requires management s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process might indicate an impairment exists, the appropriate asset’s carrying values would be written down to fair value and the amount of the write-down would be charged against the results of continuing operations.

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

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-ups, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. To reduce the potential for distortion in the valuation of inventory, the Company's RIM utilizes four different categories (Groceries, General Merchandise, Clothing and Perishables) divided into several sections or departments in which similar classes of merchandise inventories are valued under the same standards. Historically, we have rarely experienced significant distortion in the valuation of inventory. However, future changes in circumstances and inappropriate management's estimations could cause to the Company's inventory to be inappropriately valuated and as a consequence, the possible distortion would have to be charged against the cost of sales.

Revenue recognition

Our principle source of income is derived from sales to customers in the self-service supermarket/general merchandise stores. Revenue is recognized at the point of sale, except for the layaway transactions that are recognized when the customer satisfies all payment obligations and takes possession of the merchandise. Defective merchandise returned by customers is either returned to the supplier or is destroyed and reimbursement is sought from the supplier, which, in most of the cases accept our reimbursement claim.

Discounts provided to customers at the point of sale are recognized as a reduction in sales as the products are sold. We monitor our revenue recognition figures using a variety of tools. One of our most important tracking tools is the daily revenue reports received by the stores, which are reconciled with register reports and receipts. This information is gathered at the store level, then combined and reviewed in our central accounting department, in order to identify any possible distortion.

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

Results of Operations

General

The following table sets forth income statement data for the years ended December 31, 2002, 2001 and 2000 as presented in our Financial Statements, expressed as a percentage of consolidated net sales.

Year Ended December 31,
	2002 (1)	2001 (1)	2000 (1)
Net sales	100%	100%	100%
Cost of sales	(80.4)	(81.0)	(80.9)
Gross profit	19.6	19.0	19.1
Operating expenses:
Selling (net of depreciation and amortization)	(12.2)	(11.8)	(11.3)
Administrative (net of depreciation and amortization)	(2.2)	(2.1)	(2.4)
Depreciation and amortization	(2.3)	(2.1)	(1.9)
Total operating expenses	16.7	15.9	15.6

Operating income	2.9	3.1	3.5
Integral results of financing:
Interest expense	(0.7)	(0.8)	(0.7)
Interest income	0.3	0.2	0.2
Gain from repurchase of Senior Notes	0.0	0.0	0.0
Foreign exchange loss, net	(0.7)	0.1	(0.2)
Gain from monetary position	1.0	0.7	1.4
Total integral results of financing	(0.2)	0.0	0.7

Other income (expense) and special item	0.0	(0.1)	(0.5)
Provisions for:
Income tax and asset tax	0.4	(0.1)	(0.4)
Employees' profit sharing	0.0	0.0	0.0
Deferred income taxes	(0.2)	(0.6)	(0.4)
Income before minority interest	2.5	2.3	3.5
Minority interest	0.0	0.0	0.0
Net income	2.5%	2.3%	3.5%

___________________

(1) Columns may not add due to rounding.

Segment Disclosures

Our business is operated in three segments: (1) the CCM Group, which includes the Comercial Mexicana, Bodega and Mega supermarkets, and comprises our core business (2) the Costco Mexico Group, which operates Costco Mexico, our joint venture with Costco Wholesale Co., and (3) the Other Group, which includes Restaurantes California and our Sumesa stores. Operating decisions are made separately for Costco Mexico. Under Mexican GAAP, segment disclosure must be made in respect of net sales, revenues from external customers, depreciation and amortization, net income and certain balance sheet items. Information about our reportable segments is provided below.

As of and for the year ended December 31, 2002	CCM Group	Costco Mexico Group	Other Group	Eliminations	Total

Revenue from external customers	Ps 24,893,276	Ps 11,868,009	Ps 1,226,031	Ps (5,934,005)	Ps 32,053,311
Inter-segment revenues	217,759	-	-	(217,759)	-
Depreciation and amortization	598,456	215,679	18,474	(107,840)	724,769
Interest expense	230,123	16,254	662	(8,127)	238,912
Interest income	22,864	30,141	5,205	(15,071)	43,139
Income taxes(1)	4,054	142,556	(5,698)	(71,278)	69,634
Net income	583,113	304,251	53,578	(152,126)	788,816

Long-lived assets	Ps 13,119,578	Ps 4,315,179	Ps 514,006	Ps (2,157,590)	Ps 15,791,173
Significant liabilities	4,767,588	1,550,724	106,725	(775,362)	5,649,675
Capital expenditures	468,033	408,070	70,351	(204,035)	742,419

As of and for the year ended December 31, 2001	CCM Group	Costco Mexico Group	Other Group	Eliminations	Total

Revenue from external customers	Ps 28,137,898	Ps 11,244,842	Ps 1,187,275	Ps (5,622,421)	Ps 34,947,594
Inter-segment revenues	285,260	-	-	(285,260)	-
Depreciation and Amortization	610,777	190,326	16,156	(95,163)	722,096
Interest expense	261,546	17,910	1,257	(8,955)	271,758
Interest income	34,433	35,513	6,523	(17,757)	58,712
Income taxes(1)	194,083	69,787	37,785	(34,894)	266,761
Net income	624,317	306,748	24,836	(153,374)	802,527

Long-lived assets	Ps 13,416,538	Ps 4,060,673	Ps 466,346	Ps (2,030,336)	Ps 15,913,221
Significant liabilities	4,550,847	1,410,192	123,991	(705,096)	5,379,934
Capital expenditures	910,896	447,405	71,031	(223,702)	1,205,630
As of and for the year ended December 31, 2000	CCM Group	Costco Mexico Group	Other Group	Eliminations	Total

Revenue from external customers	Ps 28,774,261	Ps 9,941,048	Ps 1,138,066	Ps (4,970,523)	Ps 34,882,852
Inter-segment revenues	254,175	-	-	(254,175)	-
Depreciation and amortization	596,579	135,586	14,650	(67,793)	679,022
Interest expense	251,167	15,553	718	(7,776)	259,662
Interest income	43,063	18,943	5,526	(9,471)	58,061
Income taxes(1)	78,935	(19,333)	13,294	9,666	82,562
Extraordinary gain	309	-	-	-	309
Net income	983,335	360,138	52,974	(180,068)	1,216,379

Long-lived assets	Ps 13,481,300	Ps 3,616,273	Ps 125,924	Ps (1,808,136)	Ps 15,415,361
Significant liabilities	5,287,736	1,334,590	75,586	(667,295)	6,030,617
Capital expenditures	1,051,021	479,891	91,698	(239,945)	1,382,665

______________________________

  Amounts include current and deferred income tax, asset tax and employee’s profit sharing.

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the audited consolidated financial statements and the notes there to and the Cautionary Statement Concerning Forward-Looking Statements presented in this Annual Report. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business so that you may better understand how those segments and their results affect the financial condition and results of operations of the Company as a whole.

Comparison of fiscal years ended December 31, 2002 and December 31, 2001 for CCM Group

At the end of 2002 the Company had 132 stores to 134 stores in 2001.

During 2002 the Company opened one Bodega and one Mega. Ten units were remodeled, one Comercial Mexicana was converted into Mega and one Bodega was converted into Comercial Mexicana. The retail sales area decreased 0.1% from approximately 9,654,949 square feet at the end of 2001 to 9,641,279 square feet at the end of 2002.

Net Sales. Net sales decreased 11.5% from Ps28,137.8 million in 2001 to Ps24,893.3 million during 2002. Comparative store sales are also referred as ’Same Store Sales’ within the retail industry decreased 13.1%.

This decrease was mainly due to a combination of the following factors:

  The first and most important was the change of price strategy we performed during 2002, from our well-known promotions and discounts to a permanent low prices campaign.

  The economy did not show any improvement during 2002 and a very conservative attitude from our clients who simply reduced consumption until the economy recovered.

  2002 a stronger competition was observed in the Central zone of the country resulting in same store sales decrease.

With regards to our formats, the most affected was Comercial Mexicana. Mega and Bodega had practically a similar performance. We partially attribute this low performance of Comercial Mexicana stores to the fact that it is the format with the highest participation in the most economically affected zones in the country.

General merchandise sales as percentage were 29.6% in 2001 and 33.8% in 2002.

Total sales per square feet decreased 11.4% from Ps2,914.3 per square feet in 2001 to Ps2,581.9 per square feet in 2002. Net sales per operative employee decreased 14.4% from Ps1,369.6 thousand per operative employee in 2001 to Ps 1,172.7 thousand in 2002.

Cost of Sales. Cost of sales decreased 12.5% from Ps22,664.2 million in 2001 to Ps19,826.2 million in 2002 mostly due to the following factors;

  The change of price strategy we performed during 2002 was the most important reason for this reduction because the deflation in prices obtained with this change affected not only sales but also the cost of the good sold.

  Better negotiations with suppliers. The company has been working with a consulting firm in order to improve and make more efficient the purchasing process in the company.

  Better selection of high margin products as a consequence of an improvement in category management.

Gross Profit. The Company’s gross profit expressed as percentage of net sales was 20.4% in 2002 compared to 19.4% in 2001. This increase is due to the efficient change in the commercial strategy performed during the current year by the purchasing area, the improvement in the purchase procurement and also because of better internal practices.

Operating Selling and Administrative Expenses (’SG&A’ expenses). Total SG&A expenses decreased 5.3% from Ps4,611.4 million in 2001 to Ps4,367.8 million in 2002. Operating expenses expressed as percentage of net sales increased from 16.4% in 2001 to 17.5% in 2002 as a result of the sales reduction and with that the impossibility to have a better expense absorption in 2002.

  Selling expenses (net of depreciation and amortization) decreased 6.3% from Ps3,406.0 million in 2001 to Ps3,189.1 million in 2002, representing 12.1% of net sales in 2001 and 12.8% of net sales in 2002. Selling expenses include payroll, publicity, leasing and others. This decrease was mainly due to the downsize in the operations area. Previously, a deep analysis was conducted in order to evaluate all those areas subject to be reduced to avoid any possibility to affect customers service.

  Administrative expenses (net of depreciation and amortization) decrease 2.4% from Ps594.6 million in 2001 to Ps580.2 million in 2002, representing 2.1% of net sales during 2001 and 2.3% in 2002.

Depreciation and amortization expenses decreased 1.8% from Ps610.8 million during 2001 to Ps.598.5 million during 2002, representing 2.2% in 2001 and 2.4% in 2002 of net sales.This decrease was mainly due to the closing of stores during 2002.

Operating Income. As a result of the above, operating income decreased 21.4% from Ps862.2 million in 2001 to Ps699.3 million in 2002, representing 3.1% and 2.8% of net sales in 2001 and 2002, respectively.

Integral Results of Financing

  Decreased of the interest expense was 12.0% from Ps261.6 million in 2001 to Ps230.1 million in 2002. Weighted average effective interest rate on our debt was 7.4% during 2002 compared to 8.0% in 2001 (in both cases the amounts for withholding taxes are included).

  Interest income decreased 33.4% from Ps34.4 million in 2001 to Ps22.9 million in 2002. See ’Cash Policy’

  During 2001 the Company recognized a forward exchange foreign gain of Ps17.5 million compared to Ps221.4 million loss in 2002 mainly due to the 13.5% peso devaluation compared to dollar during 2002.

  Gain from monetary position increased 25% from Ps223.5 million in 2001 to Ps279.3 million in 2002. This increase was mainly due to the higher inflation registered during the year compared to 2001.

Integral cost of financing had 320.4.% variation from Ps27.0 million loss in 2001 to Ps113.5 million loss in 2002 due to all those considerations already explained in the previous paragraphs.

Other (expense). Other expense was Ps8.0 million expense in 2001 and Ps8.5 million income in 2002. This variation was mainly due to the amortization in 2002 of the deferred revenue originated by the acquisition of companies with tax carryforwards.

Taxes and employees’ Profit Sharing. In 2002 the Company caused Ps16.5 million in asset taxes and Ps79.7 million in income taxes. Deferred taxes show 160.2% variation from Ps166.2 million loss in 2001 to Ps100.1 million gain in 2002.

As a result of the changes to the Income Tax Law approved on January 1, 2002, the income tax rate will be reduced annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. The effect of this gradual reduction in the tax rate will be to reduce the deferred income tax liability by Ps 239,269 in 2002, and increase net income by the same amount..

The Company’s provision for employees’ profit sharing payment was Ps1.2 million in 2001 compared to Ps7.9 million in 2002.

Minority Interest. Participation of minority stockholders in the subsidiaries profits and losses reflects that part of the subsidiaries’ operation losses and profits corresponding to third parties.

Net Profit. As a result, net profit decreased 6.6% from Ps624.3 million during 2001 to Ps583.1 million in 2002. Net profit as percentage of net sales was 2.2% during 2001 compared to 2.3% in 2002.

Comparison of fiscal years ended December 31, 2001 and December 31, 2000 for CCM Group.

As of December 31, 2001, we had 134 stores compared to 131 as of December 31, 2000.

In 2001, we opened one Comercial Mexicana store, one Bodega and three Megas. In addition, five of our retail stores were remodeled and eight Comercial Mexicana stores were converted into five Bodegas and three Mega hypermarkets. The total retail selling area increased 3.2% from 9,361,127 square feet in 2000 to 9,654,949 square feet at the end of 2001. See ’Item 4. - Information on the Company-History and Development of the Company’.

Net Sales. Net sales decreased 2.2% from Ps.28,774.3 in 2000 to Ps. 28,137.8 in 2001. Same store sales decreased 5.1% during 2001.

The Company’s net sales were influenced by an adverse economic environment which resulted in increased unemployment and decreased consumer demand, increased competition and the loss of the contract with the Mexico City government.

Non-food sales as percentage of net sales remained constant at 32.3% in 2000.

Sales per square feet decreased 5.2%, to Ps.2,914.3 per square foot in 2001, from Ps.3,073.8 in 2000. Net sales by operating employee increased 17.7% from Ps 1,163.2 thousand per employee in 2000 to Ps.1,369.6 thousand in 2001. This increase was mainly attributable to a reduction in headcount.

Cost of Sales. Cost of sales decreased 2.2%, from Ps.23,162.3 million in 2000 to Ps.22,664.2 million in 2001 mostly due to the decrease in sales.

Operating Selling and Administrative Expenses (’SG&A’ expenses). Total SG&A expenses increased 0.1%, from Ps.4,606.8 million in 2000 to Ps.4,611.4 million in 2001. Operating costs as a percentage of net sales increased from 16.0% in 2000 to 16.4% in 2001 as a result of salary increases that exceeded the rate of inflation.

  Selling expenses (net of depreciation and amortization) increased 2.4%, to Ps.3,406.0 million in 2001, from Ps.3,326.4 million in 2000, representing 12.1% of net sales in 2001 and 11.6% of net sales in 2000. Selling expenses include mainly salaries, advertising and rents. Selling expenses increased mainly as a result of salary increases and employee bonuses.

  Administrative expenses (net of depreciation and amortization) decreased 13.0%, to Ps.594.6 million in 2001, from Ps.683.8 million in 2000, representing 2.4% of net sales in 2000 and 2.1% of net sales in 2001. Administrative expenses decreased mainly as a result of reductions in salary expenses, which resulted from a reduction in administrative employees, leasing payments, energy and maintenance expenses.

Depreciation and amortization increased 2.4%, to Ps.610.8 million in 2001, from Ps.596.6 million in 2000, representing 2.1% of net sales in 2000 and 2.2% of net sales in 2001, as a result of the new store openings.

As a result of the above, operating income decreased 14.2%, to Ps.862.2million in 2001, from Ps.1,005.2 million in 2000, representing 3.1% and 3.5% of net sales in 2001 and 2000, respectively.

Integral Results of Financing. Interest expense increased 4.1%, to Ps.261.6 million in 2001, from Ps.251.2 million in 2000, mainly as a result of an increase in banking commissions payments we incurred in connection with our ’Seven Months Interest-Free’ promotion as well as the recognition of the interest expense of certain interest rate hedging activities. See ’Business Overview-Marketing’ and ’Quantitative and Qualitative Disclosures About Market Risk’. The weighted average effective interest rate on our debt was 8.0% in 2001 compared to 9.0% in 2000 (including, in each case, additional amounts currently payable in respect of certain Mexican withholding taxes).

Interest income decreased 20.2%, to Ps.34.4 million in 2001, from Ps.43.4 million in 2000, despite the decrease in nominal interest rates. Such change was due primarily to better cash flow management. See ’Cash Policy’.

During 2001 we recognized foreign exchange gain of Ps.17.5 million compared to Ps.60.7 million foreign exchange loss in 2000, mainly due to 5.0% appreciation of peso against dollar in 2001 as compared to a 1.6% depreciation in 2000.

Gain from monetary position decreased 52.3% from Ps.453.6 million in 2000 to Ps.223.5 million in 2001 due mainly to a lower inflation rate of 4.4% in 2001 as compared to 8.9% in 2000.

As a result of the above, integral results of financing decreased 85.4% from Ps.185.1 million gain in 2000 to Ps.27.0 million loss in 2001.

Other (Expense). Other expenses decreased 94.0%, from Ps.134.4 million in 2000 to Ps.8.0 million in 2001. This decrease resulted from our sale of certain permanent investments.

Taxes and Employees’ Profit Sharing. In 2001, we caused Ps.11.5 million in asset tax and Ps.15.0 million in income tax as compared to Ps.122.5 million asset tax in 2000 and Ps.11.3 million in income tax in 2000.

Our provision for employees’ profit sharing payment was Ps.1.2 million in 2000 and 2001, representing 0.4% of profit before taxes in 2000 and 2001, as a result of the decrease in net income.

Minority Interest. Participation of minority stockholders in the subsidiaries profits and losses reflects that part of the subsidiaries’ operation losses and profits corresponding to third parties.

Net Income. As a result of the above, net income decreased 35.6% from Ps.968.8 million during 2000 to Ps.624.3 million during 2001. Net income as percentage of net sales was 3.4% during 2000 compared to 2.2% during 2001.

Comparison of fiscal years ended December 31, 2002 and December 31, 2001 for Costco Mexico Group

Figures express in this analysis reflect 100% of Costco’s operation, no matter CCM consolidates only 50% according to the proportionate consolidation method.

As of December 31, 2002 the Company had 21 warehouses located in the principal states of the Mexican Republic compared to 20 warehouses in 2001. Additionally two warehouses are being built which will be opened at the end of 2003.

During 2002 a new warehouse club was opened increasing the sales area from 2,172,790 square feet in 2001 to 2,293,712 square feet in 2002.

Net Sales. Net sales increased 5.6% from Ps.11,233.6 million in 2001 to Ps.11,868.0 million in 2002. Same store sales increased 4.2% during this period.

This increase was practically effective during the first half of 2002 since sales for the second semester decreased mainly by two factors: the country’s uncertainty for the USA’s foreign events and the construction of an internal highway that temporarily affected one important store in Mexico City.

Sales per square feet were Ps. 5.2 thousand in both years. Total sales per operative employee decreased 2.6% from Ps.2,043.2 thousand in 2001 to Ps.1,989.6 thousand in 2002.

Cost of Sales. Percentage of cost of sales with regards to net sales decreased 20 base points that increased 7.4% gross profit compared to 2001. This improvement was mainly due to the strict controls implemented by the Company in order to reduce shrinkage and to the improving negotiations with suppliers.

Gross Profit. The Company’s gross profit expressed as percentage of net sales increased 0.2%. This increase was due to the cost of sales improvement as previously mentioned.

Operating expenses. Total operating expenses increased 5.0% from Ps.1,073.6 million in 2001 to Ps.1,127.1 million in 2002 mainly due to increases in salaries and employees’ benefits (2% increase above inflation), maintenance and store remodeling to standardize equipment and store image, as well as expenses for a new warehouse. On the other hand operating expenses (net of depreciation and amortization) expressed as percentage of sales had a light decrease from 7.8% in 2001 to 7.7% in 2002 mainly due to austere expenses program performed during the year.

Depreciation and amortization expenses increase 7.4% from Ps.200.7 million in 2001 to Ps.215.7 million in 2002. This difference is due to the increase in store and computing equipment depreciation rates once their useful life was revised; this increase was also reflected as percentage with respect to sales from 1.8% in both years.

As a result of above, operating income increased from 2.6% of total sales in 2001 to 2.9% in 2002 representing Ps. 295.1 million in 2001 and Ps. 342.4 million in 2002, that is 16% growth.

Integral Results of Financing. During 2002 the interest average rate had an important decrease with respect to 2001 from 11.9% to 6.5% in 2002 decreasing interest income from 0.32% in 2001 to 0.25% in 2002 from total sales. This 15.1% represents a cash flow decrease of Ps.5.4 million.

On the other hand the Company does not usually use external financing neither for investment plans nor for the operation itself, therefore interest paid come from financial leasing due to some financial strategy. During 2002 interest paid was Ps.1.6 million compared to Ps.0.5 million paid in 2001 representing 262.4% growth.

With regards to banking commissions paid by the Company for credit cards acceptance at our warehouses decreased 16.1% from one year to another from Ps.17.5 million in 2001 to Ps.14.7 million in 2002.

The Company recognized foreign exchange gain during the last two years with an increase of 15.3% from Ps.28.8 million in 2001 compared to Ps.33.2 million in 2002 mainly due to the fact that the Company buys dollars at a low exchange rate and generates gains when paying debts. Furthermore the operation of some warehouses clubs in the North Zone of Mexico generates dollars cash flow.

Gain from monetary position increased to Ps. 46.8 million in 2001 compared to Ps. 49.3 million in 2002. This increased was mainly due to an inflation rate of 4.4% during 2001, compared to 5.7% rate recorded during 2002.

Taxes. The Company generated Ps.26.9 million on asset taxes in 2001 and Ps.48.7 in 2002. Taxes as percentage of sales were 0.2% for 2001 and 0.4% in 2002.

Deferred taxes increased by 67.7%, from Ps.56.0 million credits in 2001 to Ps.93.9 million credit in 2002. This variation was mainly due to the tax loss carry forward reduction of Ps.187.1 million from one year to another, the tax loss carry forwards helped to reduce the amount of differed taxes.

Net income. All the above explains the decrease in net income as a percentage of sales that in 2001 was 2.7% and 2.6% in 2002. Net income was Ps. 306.8 million in 2001 and Ps. 304.3 millions in 2002.

Comparison of fiscal years ended December 31,2001 and 2000 for Costco Mexico Group

Net sales. Net sales increased 13.1% from Ps.9,931.1 million in 2000 to Ps.11,233.6 in 2001. Same store sales increased 13.7% during this period.

Sales per square increased in 7.0% from Ps.4.9 thousand in 2000 to Ps. 5.2 thousand in 2001. Total sales per operative employee increased 13.7% from Ps. 1,796.5 thousand in 2000 to Ps.2,043.2 thousand in 2001.

Cost of Sales. This amount as percentage of sales decreased 0.36% from 2000 to 2001. This improvement was due because of the company’s strict controls in shrinkage and better negotiations with suppliers.

Gross profit. Gross profit as percentage of sales increased 0.36% during this period, because of the improvement in cost of sales.

Operating expenses. Total operating expenses increased 17.0% from Ps.917.8 million in 2000 to Ps.1,073.6 million in 2001, this variation was mainly because salary increases, employees benefits (2.0% above inflation and increase), maintenance and leases. Operating expenses net of depreciation and amortization as percentage of sales a slightly increased from 7.2% in 2000 to 7.8% in 2001. This benefit is a consequence of the expense control taken by the Company.

Depreciation and amortization expenses remained without change during this period, with Ps.200.7 million for both years, as percentage of sales, the results were 2.0% in 2000 and 1.8% in 2001.

As result of above, operating income increased from Ps. 255.6 million pesos in 2000 to Ps. 295.1 million pesos in 2001, representing a growth of 15.5% in real terms.

Integral Result of Financing. During 2001 the average interest bank rate had an important reduction from 15.4% in 2000 to 11.9% in 2001. However, interest income was not affected and had a considerable increase passing from 0.2% in 2000 to 0.3% in 2001 as percentage of sales. This increased represented a 114.6% growth in cash flow of Ps.19.0 million pesos.

The company does not incur in any external sources financing neither for expansion or operations. The interests paid are from financial leasing agreements as a consequence of a financial strategy. In 2001 and 2000, Ps. 0.4 million were paid as interest .

The bank commissions that the company paid are generated because of the credit cards acceptance in our stores. This commissions increased 15.9% in this period, from Ps.15.1 million in 2000 to Ps. 17.5 million pesos in 2001.

The foreign exchange gains increased 81.0% from Ps.15.9 million gain in 2000 to Ps. 28.8 million gain in 2001, because the company buys US dollars with a low exchange rate generating an income when paying debts, and some of the Costco stores generated a good flow in dollars.

Gain from monetary position increased to Ps10.8 million in 2000 compared to Ps. 46.8 million in 2001.

Taxes. The Company paid asset taxes of Ps.14.3 million pesos in 2000 and Ps.26.9 million pesos in 2001, representing 0.1% and 0.2% as percentage of sales respectively.

Net Income. As a result of above, net profit of the company changed from 2.4% as a percentage of sales in 2000 to 2.7% in 2001 representing Ps.234.2 million in 2000 and Ps.306.8 million in 2001.

Comparison of fiscal years ended December 31, 2002 and December 31, 2001 for Other Group (Sumesa and Restaurantes California).

As of December 31, 2002, we had 17 stores and 55 Restaurantes compared to 18 stores and 50 Restaurantes at the end of 2001.

In 2002, we closed one Sumesa and opened five Restaurantes California.

Net Sales. Net sales increased 3.3% from Ps.1,187.3 in 2001 to Ps. 1,226.0 in 2002 as a result of the opening of five restaurants during the year.

Cost of Sales. Cost of sales increased 3.9% from Ps.712.7 million in 2001 to Ps.740.4 million in 2002 mostly as a direct consequence of a more efficient purchasing process in Sumesa and a deep restructure and rationalization of the raw material in Restaurantes.

Gross Profit. Gross profit expressed as percentage of net sales reduced from 39.6% in 2002 compared to 40.0% in 2001. No matter this decrease in the percentage of sales, the gross profit increased 2.3% in pesos from Ps.474.6 in 2001 to Ps.485.6 in 2002 due to the increase on sales and also because all those changes explained in the previous section.

Comparison of fiscal years ended December 31, 2001 and December 31, 2000 for Other Group (Sumesa and Restaurantes California).

As of December 31, 2001, we had 18 stores and 50 Restaurantes compared to 17 stores and 46 Restaurantes at the end of 2000.

In 2001, we opened four Restaurantes California and one Sumesa.

Net Sales. Net sales increased 4.3% from Ps.1,138.1 in 2000 to Ps. 1,187.3 in 2001 as a result of the opening of restaurants during the year.

Cost of Sales. Cost of sales increased 4.8% from Ps.680.4 million in 2000 to Ps.713.0 million in 2001 mostly as a direct consequence of the opening of new stores during the year.

Gross Profit. Gross profit expressed as percentage of net sales reduced from 40.2% in 2000 compared to 40.0% in 2001. No matter this decrease in the percentage of sales, the gross profit increased 3.7% in pesos from Ps.457.6 in 2000 to Ps.474.6 in 2001.

Liquidity and Capital Resources.

Liquidity. In the past the Company’s liquidity has been provided by the operations flow and, occasionally, by short-tem loans which are paid before year-end. In order to finance its growth the Company has obtained funds through debt and capital markets.

At December 31, 2002, the Company’s total debt of $1,909 million consisted of a bond without specific guaranty of $881.6 million, local debenture bond for $557.7 million, $157.9 million credit at 2.2% annual rate and a credit with Citibank of $311.9 million. Average cost was 7.4% in 2002. The company will determine the type of currency, the termination date and the characteristics of any future loan, taking into consideration the available terms of market including interest and exchange rates, as well as the general economic conditions.

The Company’s payable account administration for suppliers and inventories is also an important source of financing. Accounts payable surplus average days on inventories average days was 4 days for both years 2001 and 2002.

At December 31, 2002, and 2001, the Company had an aggregate of over Ps 4,910 million and Ps 4,679 million of credit available, respectively, through unused uncommitted lines of credit with ten banking institutions in 2002 and nine in 2001, under which the Company may borrow in pesos or, at its option, in U.S. dollars (converted to pesos at the exchange rate in effect at the time of the borrowing). The terms and conditions of such lines of credit will be determined at the time when they are utilized. The Company renews its bank lines of credit on a yearly basis. The bank credit lines do not contain any financial covenants.

Resources obtained from operation activities reached $773.2 million in 2001 compared to those resources in 2002 for $349.9 million. Inventories decreased 4.6% from $4,088.0 million at December 31, 2001 to $3,901.8 million at December 31, 2002. Inventory average days was 51.8 in 2001 and 51.5 days in 2002. Accounts payable average days were 55days in 2002 and 2001.

Cash Policy

Due to the Company’s activity its liquidity is presented on a real and daily basis by means of merchandise payments additionally to a better inventory turnover with respect to suppliers’ accounts payable terms.

Cash resources obtained from the Company’s operation have been similar to years 2001 and 2002. Credit card payments represent 28.3% in 2001 and 28.5% in 2002; voucher payments 7.0% during 2002 and cash payments represented approximately 64.5% of cash resources.

Regarding foreign resources the Company’s operation does not report exportation products, thus our units in Cancun and Tijuana jointly represent a monthly average amount of US$5 to US$6 million, reaching US$71.9 million in 2001 and US$60.2 million in 2002. These resources are used to pay the Company’s importation needs and liabilities in dollars.

The Company focuses and invests cash flow, including that from subsidiaries, in the holding company. In this way Controladora Comercial Mexicana, S.A. de C.V. distributes the cash flow to the subsidiaries in order they can bear up their commitments with suppliers and others. It is worth mention that practically all transfers and payments are electronically performed avoiding mistakes and frauds and having a complete control of resources available.

The Company also has external resources from short-term (chirographic) loans (1 year).

Resources are mainly used for asset investment, which represents approximately 72% of EBITDA, such as new stores, remodeling, and land purchasing and information systems. Approximately another 7% of EBITDA is used for dividend payments.

The Company’s operating results continue to enhance its financial position and ability to continue its internal expansion program. Cash flows from operations and available borrowings are adequate to support currently planned business operations, stock repurchases acquisitions and capital expenditures.

Based on current operating results, we believe that cash flow from operations and other sources of liquidity, including borrowings under our commercial paper program and bank credit facilities, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. We also believe we have adequate coverage of our debt covenants to continue to respond effectively to competitive conditions.

As of January 30, 2003, the Company's credit ratings were as follows:

	Standard & Poors	FITCH
Long-term debt international	BBB-	BBB-
Long-term debt national	AA	AA
Short-term debt national	A-1+	-

In assessing our credit strength, both Fitch and Standard & Poor s consider our capital structure and financial policies as well as our consolidated balance sheet and other financial information. We do not currently foresee any reasonable circumstances under which we believe we would lose our current investment-grade debt ratings. However, if this were to occur, it could adversely impact, among other things, our future borrowing costs, access to capital markets and there are no payment acceleration provisions in the Company’s fixed-term debt portfolio related to a downgrade in the Company’s credit ratings. Similarly, a downgrade in the Company’s credit ratings would not affect the Company’s ability to borrow amounts under the revolving credit facilities. However, any adverse changes to the Company’s credit ratings could limit the Company's access to the commercial paper market and increase the cost of debt.

Resources in foreign money correspond principally to operations with import suppliers.

EBITDA

Our bank credit facilities and the indentures underlying our publicly issued debt contain various restrictive covenants. Some of these covenants are based on EBITDA, which we historically defined as earnings before interest, taxes, depreciation, and amortization. In prior years, we disclosed and discussed EBITDA accordingly, as we believed it was an important means by which to measure our liquidity or compliance with our debt covenants, and also a measure by which management monitored our operating results. Furthermore, that measure of EBITDA is used, in part, for certain covenants and credits and from this year on to determine incentive compensation.

We will continue to present EBITDA as we continue to believe it is an important means by which to measure our liquidity. However, any future presentation of EBITDA will be in accordance with SEC release No. 33-8176. We do not intend the presentation of EBITDA to be an alternative to any generally accepted accounting principle measure of performance or liquidity.

The following table provides a reconciliation of EBITDA for the fiscal years of 2002, 2001 and 2000 consistent with release No. 33-8176:

	2002	2001	2000

Resources provided by operating activities	349,945	773,186	1,855,999
Labor obligations	(14,491)	(11,787)	(20,073)
Increase in working capital	1,123,417	996,957	(6,612)
Taxes and profit sharing	131,412	41,819	156,813
Integral result of financing	59,090	(10,482)	(242,229)
Miscellaneous income, net	(4,831)	18,622	157,920
EBITDA	1,644,542	1,808,315	1,901,818

Liquidity 2002. In the past the cash generated from operations and occasionally by short-term loans that are generally paid before the year-end has generally provided the Company’s liquidity.

Contractual Obligations (In millions of pesos and Dollars)	2003	2004	2005	2006	2007 and thereafter	Total

Long-term debt

Unsecured notes			Ps 881.6			Ps 881.6
Direct loan	Ps 157.9	Ps 311.9				Ps 469.8
Debenture bonds					Ps 557.7	Ps 557.7
Non cancelable operating leases	Ps 175.5	Ps 175.5	Ps 175.5	Ps 175.5	Ps 359.7	Ps 1,061.7
Auchan	US$ 14.9	US$ 20.0	US$ 25.0	US$ 20.0	US$ 40.0	US$ 119.9

During 2002, 2001 and 2000, the Company paid Ps 147,910, Ps 167,125 and Ps 187,368, respectively, of interest on debt.

As of December 31, 2002, 2001 and 2000 the Company was in compliance with all its payments and its debt covenants.

The management of our trade payables and inventory is also an important source of financing. In 2002 and 2001 the excess of the average length of days payable for our trade payables exceed the average number of days inventory decreased from 5 in 2001 to 4 in 2002.

Assets Investments

The following table sets forth our capital expenditures for each of the three years ended December 31, 2000, 2001, 2002 and the budgeted capital expenditures for 2003:

	Year ended December 31(1),
	2000	2001	2002	2003 (2)
(Millions of constant Pesos as of December 31, 2002, except for 2003 amounts which are in nominal Pesos)
Real estate	500.7	590.8	315.7	370.4
Store fixtures(3)	859.8	593.4	411.3	685.9
Information systems	22.2	21.4	15.4	25.7
Acquisition of Auchan's operations and its hypermarket stores(4)				156.0

Total	Ps.1,382.7	Ps.1,205.6	Ps. 742.4	Ps. 1,238.0

(1) Capital expenditures exclude Ps.239.9 in 2000, Ps.276.0 in 2001 and Ps. 204.0 in 2002 contributed by Costco to the Costco Mexico joint venture.

(2) Represents budgeted amounts for the year ending December 31, 2003. Includes US$15 million paid for the Auchan’s operation in our country.

(3) Represents store fixtures and other equipment expenditures.

(4) See Note 16 of the Financial Statements

Assets investments for Ps.742.4 million in 2002 were financed with resources obtained from operations. The plans of the Company for 2003 are contingent due to the economic situation of the country and to the Company's potential to generate enough cash flow to finance such investments.

We currently plan to finance our assets investments for 2003 mainly from cash flow from operations. Although we expect that enough financing will be available, we cannot assure you that there will be adequate cash flow from operations in order to accomplish the investments planned. We are also responsible for financing 50% of the new Costco warehouses.

We currently plan to invest U.S.$130 million in new projects during next year. We expect to open 10 units as follows: one Comercial Mexicana, one Bodega, six Megas (including five Auchan stores), two Costco membership warehouses and six Restaurantes California. We intend to continue remodeling units and expect to complete construction on our new state-of-the-art distribution center, which we believe will increase our storage capacity by 160.5%.

Resources used for this expansion program will be obtained exclusively from the cash flow. See "Business Description Description of Principal Assets".

Off-Balance Sheet Arrangements

New Item 5.E of Form 20-F, which will be applicable to our annual report next year, will require us to disclose certain off-balance sheet arrangements. As of December 31, 2002, we had no such off-balance sheet arrangements.

Significant Subsequent Events

On June 9, 2003, we issued U.S.$100 million of Senior Notes in two series through a private placement with qualified institutional buyers. The 6.10% Series A Notes due 2010, accounted for U.S.$98 million of the aggregate principal, and the 6.7% Series B Notes due 2010, accounted for U.S.$2 million of the aggregate principal. The proceeds from this issuance were used on June 11, 2003 to redeem the outstanding [U.S.$84 million] 9.75% Senior Notes, with the balance of the proceeds used to repay other indebtedness.

New Mexican and U.S. Accounting Standards

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

The significant provisions of this Statement are: (i) it establishes rules and criteria for accounting for research and development costs; (ii) preoperating costs identified with research and development activities are charged to expenses; and (iii) valuation rules are based on a logical sequence of the assets useful life, considering initial recognition and valuation of the intangible asset, recognition of an expense, additional payments and valuation after the initial recognition.

In March 2003, the MIPA issued Bulletin B-5 "Segment Financial Information". ("Bulletin B-5"). The Bulletin B-5 nullifies the application of the IAS No. 14 "Segment reporting" which was applicable to the Mexican companies under Bulletin A-8. The Bulletin B-5 establishes standards for the way that Mexican Companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about economic segments, geographic areas, and major customers. The Bulletin B-5’s framework for segment reporting is referred to as the management approach. It is intended to give analysts and other financial statement users a view of the enterprise through the eyes of management by looking to a company’s internal management reporting structure as the basis for determining the company’s external segments as well as the basis for determining the information that is to be disclosed for those segments. The provisions of the Bulletin B-5 are required to be applied after its publication. The Company is presently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

The MIPA issued Bulletin C-15, "Impairment and Disposal of Long-Lived Assets", ("Bulletin C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Bulletin C-15 provides specific criteria in determining when there is impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Bulletin C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Bulletin C-15 provides guidance as to presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition, Bulletin C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that adoption of this statement will have on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS is effective for exit or disposal activities initiated after December 31, 2002. The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure an amendment of FASB Statement No. 123". SFAS 148 amends FASB Statement No. 123; Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 shall be effective for financial statements for fiscal years ending after December 15, 2002. The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

In April 2003, the FASB issued SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. All provisions of SFAS 149 should be applied prospectively. The Company is presently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Directors

Our Bylaws provide that the Board of Directors will consist of the number of directors elected by CCM's shareholders at the annual shareholders' meeting for a renewable term of one year. The Board currently consists of 13 directors, and may consist of a minimum of 5 and up to 20 directors, 3 of who are independent. The Board is responsible for the management of our business.

Each Board member was elected on April 3, 2003 at our annual shareholders meeting, and are elected for a one-year term. The names and positions of the current members of the Board, their dates of birth, and information on their principal business activities outside CCM are as follows:

Carlos González Nova Honorary Chairman of the Board	Born: August 14, 1917
First elected: 1957
Principal Occupation: Honorary Chairman of the Board
Other directorships and business experience: Chairman of the Board and Member of the Executive Committee of CCM
Guillermo González Nova Chairman of the Board	Born: July 2, 1933 First elected: 1957 Principal Occupation: Chairman of the Board Other directorships and business experience: Vice Chairman of the Board and Member of the Executive Committee of CCM
Jaime González Nova Vice Chairman of the Board	Born: November 13, 1930 First elected: 1957 Principal Occupation: Vice-Chairman of the Board Other directorships and business experience: Member of the Executive Committee of CCM
Carlos González Zabalegui Vice Chairman of the Board and Chief Executive Officer	Born: July 13, 1951
First elected: 1985
Principal Occupation: Vice-Chairman of the Board and Chief Executive Officer
Other directorships and business experience: Executive Vice-President and General Director of CCM
Elena M. González Guerra Director	Born: April 7, 1954 First elected: 1990 Principal Occupation: Director
Pablo J. González Guerra Director	Born: January 24, 1951
First elected: 1984
Principal Occupation: Director of Inmobiliaria Nova, S.A. de C.V.
Other directorships and business experience: Director of Operadora Vista Hermosa, S.A. de C.V.
Francisco Martínez de la Vega Director and Chief Financial and Administrative Officer	Born: December 21, 1956
First elected: 1990
Principal Occupation: Director and Chief Financial and Administrative Officer
Other directorships and business experience: Member of the Executive Committee, the Board of Directors, Treasury Director of CCM and Director of Prestaciones Universales S.A. de C.V.
Angel Portilla González Director	Born: September 25, 1943 First elected: 1990 Principal Occupation: Director Other directorships and business experience: Sumesa Director
Javier Cantu Charles Director	Born: December 13, 1940 First elected: 1992 Principal Occupation: Corporate Planning and Development Director Other directorships and business experience: Former General Director of Sorimex
Santiago Garcia Garcia Director	Born: November 26, 1953
First elected: 2002
Principal Occupation: General Director of Comercial Mexicana
Other directorships and business experience: Chief Operating Officer of Palacio de Hierro; Member of the Executive Committee of CCM
Fermin Sobero San Martin Director	Born: February 18, 1938 First elected: 2002 Principal Occupation: Director Other directorships and business experience:Partner in a Mexican accounting firm.
Jose Luis Rico Maciel Director and Secretary	Born: September 19, 1926
First elected: 1957
Principal Occupation: Director
Other directorships and business experience: Member of the Executive Committee, Corporate Legal Affairs Director and Corporate Taxes Director of CCM
Rodolfo Garcia Gomez de Parada Director and Secretary Pro Term	Born: May 9, 1953
First elected: 1990
Principal Occupation: Director and Secretary Pro Term
Other directorships and business experience: Member of the Executive Committee, Corporate Tax Matters Director of CCM, Director of Industrias CH S.A. de C.V. and Director of Grupo Simec S.A. de C.V.

Except for Carlos González Nova each Member has an alternate. The alternates are: Gustavo González Fernandez, Luis Felipe González Solana, Jaime González Solana, Luis José Guichard González, Antonino B. González Guerra, Luis Felipe González Zabalegui, Alejandro González Zabalegui, Ignacio Parada Díaz, Miguel Garatea Lerga and Humberto Meléndez Martínez. Our independent directors are Fermín Sobero San Martín, Pablo J. González Guerra and Elena M. González Guerra.

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

    employees or managers of the issuer;
    controlling shareholders of the issuer; and
    important clients, suppliers, debtors or creditors of the issuer or their employees or officers.

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

Executive Officers

The names and positions of our current executive officers, their dates of birth, and information concerning their prior business experience are as follows:

Carlos González Zabalegui Chief Executive Officer	Born: July 13, 1951 Appointed: 1978 Business experience: Chief Executive Officer General Director
Santiago Garcma Garcma General Director of Comercial Mexicana	Born: November 26, 1953 Appointed: 2002 Business experience: Chief Operating Officer of Palacio de Hierro; Member of the Executive Committee of CCM
Javier Cantu Charles Corporate Planning and Development Director	Born: December 13, 1940 Appointed: 2002 Business experience: General Director of Comercial Mexicana; General Director of Sorimex
Luis Felipe González Solana General Director of Restaurantes California	Born: December 5, 1958 Appointed: 1986 Business experience: General Director of Restaurantes California
Jaime González Solana General Director of Costco de Mexico	Born: February 26, 1957 Appointed: 1991 Business experience: General Director of Costco de Mexico
Jose Luis Rico Maciel Corporate Legal Affairs and Corporate Taxes Director	Born: September 19, 1926 Appointed: 1957 Business experience: Corporate Legal Affairs and Corporate Taxes Director
Francisco Martínez de la Vega Chief Financial and Administrative Officer	Born: December 21, 1956 Appointed: 1990 Business experience: Chief Financial and Administrative Officer
Angel Portilla González General Director of Sumesa	Born: September 25, 1943 Appointed: 1984 Business experience: Corporate Planning and Development Director

Statutory Auditors

Our statutory auditors are Rogerio Casas Alatriste Hernández and Manuel Garcia Braña. Under our bylaws, the holders of a majority of the outstanding B Shares voting together may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. In accordance with the amendments to the Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect a statutory auditor (comisario) and a corresponding alternate statutory auditor at the annual ordinary shareholders' meeting. The primary role of the statutory auditors is to report to our shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. Mexican law requires that the statutory auditors receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and that they be invited to attend any meeting of the Board of Directors and the Audit Committee. The statutory auditors are also authorized to:

    call ordinary or extraordinary general meetings,
    place items on the agenda for meetings of shareholders or the Board of Directors, attend meetings of shareholders, the Board of Directors, or the Audit Committee, and
    generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition.

C.P. Rogerio Casas Alatriste H., a retired partner of PricewaterhouseCoopers, was elected by our shareholders at the annual general ordinary shareholders' meeting in 2003 to serve as our statutory auditor, and C.P. Manuel García Braña was elected to serve as Mr. Casas' alternate, in each case for a renewable term of one year.

Compensation

For the year ended December 31, 2002, the aggregate compensation we paid to our directors and executive officers for services in all capacities, excluding any benefits under our stock purchase plan described below, was approximately Ps.60.6 million.

Options to Purchase Securities From Registrant or Subsidiaries

Under our stock purchase plan, certain key employees are granted the rights to purchase our BC units at no less than the fair market value of these units on the date the options are granted. The rights vest equally over a five-year term, and expire in 2006. Employees selected to participate in the stock purchase plan have the right to receive the fair value appreciation of their allocated units in lieu of exercising their purchase privileges on the planned anniversary dates. During 2002, we granted 1,101,216 rights at Ps.6.60. During 2001, we granted 6,329,495 rights ranging from Ps.7.15 to Ps.8.69. During 2000, 4,558,785 rights range from Ps.9.00 to Ps.8.00. See Note 12 to the Financial Statements.

At December 31, 2002 and 2000, 6,384,196 and 1,095,164 BC units were available for granting to employees. These units were repurchased by us and placed in a trust. At December 31, 2001, no units were available for granting to employees.

Board Practices

In accordance with the Mexican Securities Market Law and our bylaws, we established an Audit Committee consisting of the following members of our Board: Fermín Sobero San Martín, who is the Chairman of this Committee, and Pablo J. González Guerra and Javier Cantú Charles who are examiners. Both the Chairman and a majority of the members of the Audit Committee must be, and are, independent directors.

We are responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. Our internal accounting control system is enhanced by periodic reviews by our internal auditors and independent auditors. In addition, we have hired a group of advisors, which performs a separate review of our disclosure controls. In our opinion, our Company s internal accounting controls provide reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements.

The Audit Committee meets periodically with management, the internal auditors and the independent auditors to review matters relating to the Company s financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The internal auditors and independent auditors have full and free access to the Audit Committee.

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

Employees and Labor Relations

At December 31, 2002, we employed 32,993 individuals. During the busiest retail months, part-time employees may constitute up to 10% of our workforce. At December 31, 2002, we had 1,861 administrative and managerial, 31,132 operating employees.

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

We are committed to training employees. During 2002 we dedicated approximately 6 days of training per employee. All new employees are provided with training designed to ensure compliance with our policies relating to customer service, prevention of theft and operational procedures. Continuing on-the-job training is provided to our employees, including upon each transfer or promotion of an employee.

Approximately 15.0% of our employees were members of one of 11 labor unions at December 31, 2002. In addition, labor relations in some stores are governed by separate collective bargaining agreements executed between employees of a single store and a union selected by such employees. The economic terms of the collective bargaining are renegotiated on an annual basis. We have not experienced any work stoppages and management believes that we have a good relationship with our employees and unions.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2002:

December 31,
	2000	2001	2002
Number of Employees	35,332	31,955	32,993
Category of Activity
Operating Employee	30,946	29,344	30,746
Administrative employee	2,063	2,611	2,247

Geographic Location
Metropolitan	13,921	12,766	13,065
Central	13,108	11,563	12,207
Northwest	3,180	2,964	3,035
Northeast	883	986	924
Southwest	1,696	1,475	1,518
Southeast	2,544	2,201	2,244

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

Item 7. Major Shareholders and Related Party Transactions

Capital Stock

Our common stock consists of 4,005,551,610 B Shares and 338,448,390 C Shares. B Shares, without par value, provide each holder one vote per share, and C Shares, without par value, do not have voting rights.

Each B Unit may at any time be converted into a Unit, by either the Secretary of the Company or by Indeval, S.A. de C.V. Our capital structure as of December 31 of the last three years was as follows:

Year ended December 31,	Number of BC Units	Number of B Units
2000	338,266,861	747,733,139
2001	338,288,361	747,711,639
2002	338,448,390	747,551,610

At December 31, 2002, the Principal Shareholders owned 747,431,760 B Units and 5,528,834 BC Units representing in the aggregate 69.3% of the total outstanding capital stock. The Principal Shareholders determine the outcome of substantially all actions requiring shareholder approval, and through their control of the Board of Directors, select executive officers.

Major Shareholders

The following table sets forth certain information with respect to ownership of CCM's capital stock as of December 31, 2002 of (i) each person who is known by CCM to own more than 5% or each executive officer or director who is known by CCM to own more than 1% of either the currently outstanding B Units (consisting of four B Shares, without par value and with one vote per share, or B Shares, which trade together as a single security) and BC Units (consisting of three B Shares and one C Share, without par value and without voting rights, or C Shares, which trade together as a single security) and (ii) all our executive officers and directors as a group.

	B Units and BC Units Owned as of December 31, 2002
	B Units		BC Units		Aggregate Percentage of Outstanding B Units and BC Units (1)	Voting Power
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class

Scotiabank Trust(2)	747,431,760	99.9%	5,528,834	1.6%	69.3%	75.0%
All executive officers and directors as a group (20 persons) (3)(4)	682,616,100	91.3%	25,497,224	7.5%	65.2%	70.0%

_________________

  Total outstanding B and BC Units includes treasury stock (6,384,196 Units as of December 31, 2002).
  For a description of this trust and its beneficiaries which indirectly include our Principal Shareholders, see " Our Principal Shareholders."
  Includes 19,968,390 Units that are subject to our stock option plan that certain officers and directors have the right to purchase pursuant to grants received prior to December 31, 2002.
  Including the Principal Shareholders.

As of December 31, 2002, the public float for the Units (including those represented by GDSs) represented approximately 28.8% of the total outstanding capital stock of CCM.

The Principal Shareholders are able to exercise full voting rights with respect to the B Shares that they hold (including B Shares held through B Units representing a majority of the outstanding B shares (the "Control Position") as well as any B Shares held through Units) and may convert each B Unit into one Unit at any time. The Principal Shareholders have informed us that they currently intend to maintain their Control Position and, through this position, will have the power to elect a majority of our directors and determine the outcome of substantially all actions requiring shareholder approval. See "Item 3. Key Information Factors Relating to the Company Control by the Principal Shareholders."

Our Principal Shareholders. Approximately 69% of our B Units are held by the Scotiabank Inverlat Trust, or the Scotiabank Trust. The largest direct beneficiary of this trust is a company owned by members of the González family. Members of this family, including Carlos González Nova, Guillermo González Nova, and Jaime González Nova, own an equity interest in such company which is substantially equivalent to their relative percentage ownership interest in B Units as reported in our Annual Report on Form 20-F for the year ended December 31, 2001. The other beneficiaries of this trust 53 of our employees whose percentage interest in the Trust is approximately 1% percent.

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

The Technical Committee. Decisions regarding the Trust are made by a majority vote of a four member Technical Committee. The members of the Technical Committee are Carlos González Nova, Carlos González Zabalegui, Guillermo González Nova and Jaime González Nova. Each member of the Technical Committee has one vote. In the event of a tie, the vote of the President of the Technical Committee, Carlos González Nova, will be deemed the deciding vote. The Technical Committee has the exclusive authority to make decisions regarding voting and disposition of the B Units held by the Scotiabank Trust. In the event a member of the Technical Committee resigns or dies, that member’s alternate will become full member. A new alternate will be selected by the new member, subject to Technical Committee approval.

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

On December 9, 2002 and January 1, 2003, we entered into arrangements with Nova Distex, S.A. de C.V. (successor to Casa Distex S.A. de C.V.) and Indistex, S.A. de C.V for ownership 1,875,945 square feet of real estate located in the Queretaro region of Mexico. Pursuant to these arrangements, for consideration of Ps. 150,000,000, we purchased 100% of the outstanding shares of Almacenes de Queretaro, S.A. de C.V., and a holding company, which held title to the real estate.

Other than in connection with the previously mentioned operations, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities, nor do we have or guarantee any off-balance sheet debt.

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

For additional information regarding related party transactions, see Note 5 to our Financial Statements.

Item 8. Financial Information

See "Item 17 Financial Statements" and pages F-1 through F-6, which are incorporated herein by reference.

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

Two persons with United States addresses held 170,343 GDSs we believe that as of June 19, 2002, of record.

The following table shows the high and low sales prices in nominal Pesos (without adjustment for inflation) for the Units and the B Units on the Mexican Stock Exchange for the period from January 1, 1997 to June 13, 2002.

	Nominal Pesos Per Unit		Nominal Pesos Per B Unit(2)
	High	Low	High	Low
1997	10.60	5.22	9.90	5.50
1998	11.00	4.19	10.60	6.10
1999	12.90	7.40	12.00	8.70

2000
First Quarter	12.80	8.80	11.10	9.62
Second Quarter	12.62	7.02	12.18	8.38
Third Quarter	12.00	9.42	12.10	9.50
Fourth Quarter	11.06	7.62	11.20	9.60

2001
First Quarter	9.22	6.51	12.00	7.50
Second Quarter	8.99	6.73	12.00	11.89
Third Quarter	8.69	5.50	12.00	12.00
Fourth Quarter	7.50	5.35	16.00	12.00

2002
First Quarter	8.25	6.12
Second Quarter	8.40	5.30
Third Quarter	6.65	4.80
Fourth Quarter	6.60	4.95

2003
January	5.48	4.80
February	5.19	4.85
March	5.18	4.90
April	6.25	5.13
May	7.00	6.25
June (through June 13)	6.95	6.66

_________________

(1) Source: Mexican Stock Exchange.

(2) B Unit was unlisted from the BMV on Oct. 27.2001.

The following table shows the high and low sales prices in U.S. Dollars for the GDSs on the New York Stock Exchange for the period from January 1, 1997 to June 12, 2003.

	U.S. Dollars per GDSs(1)
	High	Low

1997	26 5/8	18 1/4
1998	14 9/16	10 1/16
1999	26 1/4	15 7/16

2000
First Quarter	27 1/4	19 1/8
Second Quarter	27	15 5/16
Third Quarter	26	18 1/2
Fourth Quarter	23 3/8	16 3/8
December	20	16 3/8

2001
First Quarter	19 1/16	14
Second Quarter	19.50	14.75
Third Quarter	18.75	11.75
Fourth Quarter	16.30	11.75
December	16.30	13.33

2002
First Quarter	17.90	13.20
Second Quarter	18.15	10.90
Third Quarter	12.92	9.93
Fourth Quarter	11.80	9.90
December	11.20	10.00

2003
January	10.20	8.89
February	9.45	8.99
March	9.45	8.50
April	11.85	9.46
May	13.90	12.00
June (through June 12)	13.32	12.50

__________________

(1) Source: New York Stock Exchange

Debt Securities

On April 14, 1998, we issued, in a private placement, 9.375% Senior Notes due 2005 in an aggregate principal amount of U.S.$130 million. These notes were registered under the Securities Act of 1933 through an exchange offer. Since April 2003, we had the option to call the bond paying a premium of 104.5%. We made the call on June 11, 2003 for U.S. $ 84.81 million, the outstanding amount of the bond (we have bought back U.S. $ 29.99 million in 1998 and US$ 15.2 millions in 2002), resulting in a final payment, including the premium, of U.S. $ 88.63 million.

In order to finance the call of the previous operation, on June 9, 2003, we issued, in a private placement, 6.10% Senior Unsecured Notes due 2010 in an aggregate principal amount of U.S. $ 100 million. These notes are neither listed for trading on any stock exchange nor approved for quotation through any quotation system. These notes are traded over-the-counter; therefore we cannot determine their high and low sales prices.

The Securities described herein are being offered privately to qualified institutional investors who will be required to represent that they are purchasing the Securities for investment. A purchaser of the Securities must bear the risk associated with holding the investment for an indefinite period of time since the Securities will not be registered under the United States Securities Act of 1933, as amended. No government agency will have passed upon the adequacy or use of this Memorandum or approved the sale of the Securities. There will be no undertaking to register the Securities under state, provincial or federal securities law, and the Securities cannot be sold unless they are subsequently registered or an exemption from registration is available.

The most important characteristics of this operation are the following:

Issue	Senior Unsecured Notes (the "Notes").
Issuer	Controladora Comercial Mexicana S.A. de C.V. (the "Company").
Subsidiary Guarantors	All Guarantors under the Company's principal bank lending arrangements at the time of closing. The Notes shall be guaranteed by Comercial Mexicana S.A. de C.V. and any other wholly owned Material Subsidiary. At all times, total assets of all Subsidiary Guarantors shall sum to an amount equal to 80% of the Company's Consolidated Total Assets less consolidated assets of Costco de Mexico S.A. de C.V.
Principal Amount	US$100,000,000.
Noteholders	Accredited Institutional Investors.
Placement Agent	Merrill Lynch & Co.
Final Maturity	Tranche A: 7 years from the date of Takedown. Tranche B: 7 years from the date of Takedown.
Amortization	Tranche A: 5 equal annual principal repayments beginning on the 3rd anniversary of the issuance of the Notes resulting in an average life of 5 years.
Interest Rate	Tranche A: 6.10%, a spread of 350 basis points over the 5 year U.S. Treasury Note yield at the time of commitment. Interest will be payable semiannually in arrears.

Tranche B: 6.70%, a spread of 360 basis points over the 7 year U.S. Treasury Note yield at the time of commitment. Interest will be payable semiannually in arrears.
Price	100% of Principal Amount.
Use of Proceeds	To refinance existing debt and for general corporate purposes.
Ranking	The Notes shall rank pari passu with the Company's other senior unsecured Debt.

On June 2, 2003, we received the authorization of the Mexican National Bank Commission to emit a local short-term debenture program in pesos. The characteristics of the approval of the Company’s Short-term Local Bond Program are as follows:

Issuer:	Controladora Comercial Mexicana, S.A. de C.V.
Issue:	Short-term Local Bonds
Type of bonds:	Chirographic
Currency:	Mexican pesos
Amount:	$1,000'000,000.00
Amount of each issuance:	Will be determined upon each short-term local bond issuance according to the Program.
Rated value:	$1,000,000,000.00. Each local bond will have a rated value of multiple $100.00 (HUNDRED PESOS 00/100).
Settlement:	Up to 360 days from the issuance date.
Currency:	Mexican Pesos or Investment Units.
Settlement date:	360 days from closing date. During this period several issuances may be accomplished but without exceeding the total amount.
Taxation:	Interest rate will be determined just before issuance. Issuance will operate on a discount basis.
Review and interests payment:	In the event the issuer pays interests these should be previously calculated under the revised and agreed payable interest rate established: weekly, monthly, quarterly, semiannually or other.
Place and payment of Amount and interests:	Amount and interests with respect to Local Bonds will be paid on the maturity date through electronic transfer at SD Indeval, S.A. de C.V.
Purchasers:	Mexican or foreign individuals or companies; mutualist insurance institutions; guaranty bonds institutions, deposit institutions, leasing financial companies, credit unions, factorage companies and societies of variable income investment and commercial paper.
Amortization:	At the maturity date in one payment
Grade:	mxA-1+
Qualifying Institution:	Standard & Poor's, S.A. de C.V.
Mutual Agent:	BankBoston, S.A., Institucisn de Banca Mzltiple, Divisisn Fiduciaria.
Placement Agent:	Scotia Inverlat Casa de Bolsa, S.A. de C.V., Grupo Financiero Scotiabank Inverlat.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anónima de capital variable. Securities trading on the Mexican Stock Exchange occur from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current trading regulations this system does not apply to the Units because they are traded in the form of GDSs on a stock exchange outside Mexico, the New York Stock Exchange.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including the CPOs, are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico currently exists.

Market Regulation and Registration Standards

In 1946, the Comisión Nacional de Valores, or the National Securities Commission, commonly known as the CNV, was established to regulate stock market activity. In 1995, the CNV and the Comisión Nacional Bancaria, or the National Banking Commission, were merged to form the CNBV. The Mexican securities market law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations. The Mexican securities market law sets standards for the registration of brokerage firms in the intermediaries’ section of the registry. Registration of brokerage firms, which is a prerequisite to becoming a member of the Mexican Stock Exchange, is granted by the Ministry of Finance upon the recommendation of the CNBV. In addition to setting standards for brokerage firms, the Mexican securities market law empowers the CNBV to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage firms through a board of governors composed of thirteen members, five of which are appointed by the Ministry of Finance.

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

In 1993, the CNBV established an intermediate securities market, which was also operated by the Mexican Stock Exchange, in order to permit less-liquid issues and issuers with lower capitalization to participate in a public securities market. In essence, the general rules divided the securities section of the registry into two subsections, subsection A and subsection B. In addition to trading regularly in the auction process, registration of securities in subsection A enabled those securities to be eligible for transactions for which only securities classified as high liquidity issues by the Mexican Stock Exchange were eligible.

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
    shareholders’ equity of at least 20 million unidades de inversión, or UDIs, which are inflation indexed currency units, equivalent to Ps. 58.2 million as of December 31, 2000;
    profits for the last three years of operation taken as a whole;
    conduct a public offering of at least 15% of the issuer’s paid-in capital stock or, if the offering exceeds 160,000,000 UDIs, it represents at least 7% of the issuer’s paid-in capital stock;
    offer at least 10,000,000 shares at a price per share of at least one UDI; and
    conduct a public offering with the potential to reach at least 200 stockholders.

To maintain its registration, an issuer must have:

    stockholders’ equity of at least 15 million UDIs;
    at least 36 trades in its securities every six months through the Mexican Stock Exchange;
    an average prices of its securities greater than Ps.1.00 during any six-month period;
    at least 100 stockholders;
    a public float of at least 8,000,000 shares; and
    a public float of at least 12% of the issuer’s paid-in capital stock or at least 5% of the issuer’s paid-in capital stock if the initial public offering exceeded 160,000,000 UDIs.

The CNBV has the authority to waive some of these requirements in some circumstances. Also, some of these requirements are applicable for each series of shares of the relevant issuer.

As of June 1, 2001, the Ley del Mercado de Valores, or Securities Market Law, was amended to increase the protection given to minority shareholders and to bring corporate governance procedures of Mexican issuers up to international standards. Such amendments implemented through governmental regulations. Accordingly, we amended our bylaws at our annual shareholders’ meeting held on April 11, 2002, to reflect some of these amendments, including amendments that:

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

There are several requirements that have to be met by Mexican issuers in order to continue listed in the Mexican Stock Exchange and registered in the RNVI. Both the Mexican Stock Exchange and the CNBV will review issuers annually to verify the compliance with the foregoing requirements. Some of these requirements may be further reviewed by the CNBV on a quarterly basis. The Mexican Stock Exchange must inform the CNBV of the results of its review. If an issuer fails to comply with any of the foregoing requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose such plan, or if its plan is not acceptable to the Mexican Stock Exchange, trading of its shares on the Mexican Stock Exchange will be temporarily suspended until the situation is corrected. In addition, if the issuer fails to propose the plan or ceases to follow such plan once proposed, the CNBV might suspend or cancel the registration of the shares. In such event, the issuer must evidence the mechanisms to protect the rights of public investors and market in general. In the event the CNBV determines to cancel the registration of our shares, our controlling Shareholder is obligated to conduct a tender offer at a price equal to the higher of (i) the average closing price of the last thirty trading days of our stock or (ii) the book value of such shares, in accordance with our latest quarterly reports filed with the CNBV before such tender offer is to be conducted.

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Recently, the internal regulations of the Mexican Stock Exchange were amended to implement the EMISNET, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange and the CNBV. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as the Sistema de Información Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public.

Circular 11-28 of the CNBV and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the EMISNET information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

    the entering into or termination of joint venture agreements or agreements with key suppliers;
    the creation of new lines of businesses or services;
    significant deviations in expected or projected operating performance;
    the restructuring or payment of significant indebtedness;
    material litigation or labor conflicts;
    changes in dividend policy;
    the commencement of any insolvency, suspension or bankruptcy proceedings;
    changes in the directors; and
    any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

If the Mexican Stock Exchange deems it necessary, it may request additional information regarding material events affecting the issuer.

The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer as a result of the disclosure of material events if:

    the information filed by the issuer requires further clarifications; or
    the Mexican Stock Exchange determines that the public should be aware of that information before a trade may take place.

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

Pursuant to the Securities Market Law, as amended, the CNBV must be notified by the shareholder of a company listed on the Mexican Stock Exchange before any such shareholder effects one or more simultaneous or successive transactions outside the Mexican Stock Exchange that result in a transfer of 10% or more of that company’s capital stock. The holders of the shares being transferred must also inform the CNBV of the results of such transactions within three days of the completion, or otherwise, the non-completion, of the transaction. The CNBV will notify the Mexican Stock Exchange of these transactions, without disclosing the names of the parties involved. Under the amendments to the Securities Market Law, the CNBV may determine the cases in which the purchaser thereof shall complete such transactions through a tender offer, as well as the minimum and maximum percentages of stock of an issuer that that may be purchased through the tender offer.

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

Registration and Transfer

Share certificates in registered form, which may, evidence our shares or may not have dividend coupons attached. We maintain a stock registry, and in accordance with Mexican law only those holders listed in the stock registry are recognized as our shareholders. We will register B Shares and C Shares in our stock registry only as a part of BC Units or B Units, as the case may be. Shareholders may hold their BC Units or B Units in the form of physical certificates or through book-entries with institutions that have accounts with Indeval. Indeval is the holder of record in respect of such BC Units or B Units held in book-entry form. Brokers, banks and other entities approved by the CNBV may maintain accounts at Indeval.

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

The holders of C Shares will generally not be entitled to vote, or to attend or address meetings of shareholders at which they are not entitled to vote. However, under Mexican law, classes of shareholders (including holders of non-voting stock such as the C Shares) are entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board. In certain cases, the Board, the statutory auditors or a Mexican court could call a special meeting. A negative determination would be subject to judicial challenge by an affected shareholder and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

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

Under Mexican law, holders of 33% of our outstanding shares may have any shareholder action suspended pending final judicial resolution by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or the By-laws. Relief under these provisions is only available to holders (i) who were entitled to vote on the challenged shareholder action and (ii) whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board, our statutory auditors or a Mexican court. The Board or the statutory auditors may be required to call a meeting of the shareholders at the written request of the holders of 33% of the B Shares or, in the case of a meeting at which holders of C Shares would be entitled to vote, at the written request of the holders of 33% of the outstanding C Shares. In the event that a meeting is not called within 15 days following the date of such request, a Mexican court may require such meeting to be called. Notices of meetings and agendas therefor must be published in the Diario Oficial de la Federación or a newspaper of general circulation in Mexico City at least 15 days prior to the date set for the meeting. Meetings may be held without such publication, provided that 100% of the shares entitled to vote are represented. To attend a meeting, shareholders must deposit their shares prior to such meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

Dividends and Distributions

At the annual ordinary general meeting of holders of B Shares, the Board submits our financial statements for the previous fiscal year together with a report thereon by the Board and the report of the statutory auditor, to the holders of B Shares for approval. The holders of B Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of historical capital stock (before effect of restatement). See Note 11 to our Annual Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders, subject to the terms of certain restrictive covenants contained in certain of our indebtedness. See "Item 3 Key Information Dividends.

Holders of the B Shares and C Shares and, accordingly, holders of BC Units and B Units, will have equal rights, on a per share basis, to dividends and other distributions, including any distributions upon our liquidation.

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

The Principal Shareholders have advised us that they may exercise their pre-emptive rights to subscribe for a sufficient number of B Shares so that they will own B Shares, including the Control Position, representing a majority of the outstanding B Shares, in connection with any primary sale of equity by us in the future. See "Item 3. Key Information Risk factors."

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

Fixed and Variable Capital. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. The fixed minimum part without right to withdrawal of our capital amounts to the sum of Ps.1,000,000,000.00 and it is represented by 1,000,000,000 shares. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the Bylaws, although it does require a vote of 50% plus one of the B Shares at an ordinary general meeting of shareholders. Under Mexican law and the Bylaws, if we issued variable capital shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of (i) 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days on which the shares were quoted preceding the date on which the exercise of the option is effective and (ii) the book value of such shares at the end of the fiscal year in which the exercise of the option is effective. If the option is exercised during the first three-quarters of a fiscal year, it is effective at the end of that fiscal year, but if it is exercised during the fourth quarter, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the annual ordinary general meeting of holders of B Shares at which the relevant annual financial statements were approved.

Forfeiture of Shares. As required by Mexican law, the Bylaws provide that non-Mexican holders of B Shares, C Shares, BC Units and B Units formally agree with the Foreign Affairs Ministry (i) to be considered as Mexicans with respect to the B Shares, the C Shares, the BC Units and the B Units that they acquire or hold as well as the property, rights, concessions, participation or interests owned by us or to the rights and obligations derived from any agreements the Company has with the Mexican government and (ii) not to invoke the protection of their own governments. Failure to comply may result in a penalty of forfeiture of such a shareholder's capital interests in favor of Mexico. In the opinion of Santamarina y Steta, S.C., our Mexican counsel, under this provision a non-Mexican shareholder (including non-Mexican holders of GDSs) is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in us. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

Exclusive Jurisdiction. The Bylaws provide that legal actions relating to our relationship and the shareholders may be brought only in courts in the Federal District of Mexico City.

Purchase by CCM of its Shares. We generally may not repurchase our shares, subject to certain exceptions. First, we may repurchase shares for cancellation with distributable earnings pursuant to a decision of an extraordinary general meeting of shareholders. Second, pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owned by such shareholder to us, we must sell any shares so acquired within three months, otherwise our capital stock will be reduced and such shares canceled. Third, in accordance with the Securities Market Law and our Bylaws, we may repurchase our shares representing our capital on the Mexican Stock Exchange at any time at the then-prevailing market price. The Board of Directors must approve any such repurchase. Our capital stock would be reduced automatically in an amount equal to the theoretical value of each repurchased share (determined by dividing the outstanding capital stock of CCM by the number of shares outstanding immediately prior to such repurchase); in the event that the purchase price of such shares exceeded the theoretical value, the difference would be paid for with amounts allocated from net earnings to a special reserve created for the repurchase of shares. We would hold repurchased shares as treasury stock, pending future placements thereof which could be effected on the Mexican Stock Exchange. Our capital stock would be automatically increased upon the resale of shares in an amount equal to their theoretical value; any excess amount would be allocated to the special reserve referred to above. The economic and voting rights corresponding to such repurchased shares may not be exercised during the period in which such shares are owned by us and such shares would not be deemed to be outstanding for purposes of calculating any quorum or vote at any shareholder's meeting during such period. In no event may such repurchase result in a percentage of C Shares in excess of that permitted by the Bylaws or applicable law.

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

Material Contracts

In June 1991, we entered into a joint venture with Costco. This joint venture is governed by a board of directors consisting of six members, three of who are appointed by us (including the chairman of the board of the joint venture) and Costco appoints the other three. The management agreements may be terminated by either Costco or the Costco Mexico joint venture at any time, and any termination initiated by the joint venture must be approved by a majority (at least four directors consisting of two representatives of each of CCM and Costco) of its board of directors. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including, among other things, certain revisions to the joint venture business plan, obligations or acquisitions of real estate or certain other fixed assets not otherwise provided for in the business plan, the removal of any of the management personnel appointed by Costco and certain transfers of ownership interests in the joint venture. In addition, the affirmative vote of both members of a two-person executive committee consisting of the chief executive officers of both Costco and us is required to approve certain obligations not otherwise provided for in the business plan and other significant decisions regarding the joint venture which are not specially reserved for the board of directors.

The joint venture has duration of 99 years, ending in the year 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, and (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party’s interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain and guarantee pursuant to the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, (vi) is insolvent or bankrupt, or (vii) undergoes a change of control.

During 2001 and 2000, each of Costco and CCM contributed U.S$ 10.0 million and U.S. $28.5 million, respectively, to the joint venture.

Legal Proceedings

We are involved in certain legal proceedings incidental to the normal conduct of our business, which management does not believe will, in the aggregate, be material to our consolidated financial condition.

Exchange Controls and Restrictions on Foreign Investment

Exchange Rates and Controls

The Mexican economy has suffered balance of payments deficits and shortages in foreign exchange reserves. While the Mexican Government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, no assurance can be given that the Mexican Government will not institute a restrictive exchange control policy in the future (as has been the case in the past). Any such restrictive exchange policy could have a material adverse effect on our business and financial condition. See "Item 3. Key Information Risk Factors Currency Fluctuations and Exchange Controls".

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

Foreign Investment Legislation

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the 1993 Ley de Inversión Extranjera, or the Foreign Investment Law, and the 1998 Reglamento de la Ley de Inversión Extranjera, or the Foreign Investment Regulations. The Comisión Nacional de Inversiones Extranjeras, or National Foreign Investment Commission, administers the Foreign Investment Law and Regulations. To comply with the restrictions on percentages of capital stock that may be owned by non-Mexicans, Mexican companies typically limit the ownership of particular classes of their capital stock to Mexicans.

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

Taxation

United States Taxes

General. The following is a summary of the anticipated material U.S. federal income tax consequences of the ownership and disposition of Units and GDSs except as otherwise noted, by U.S. Holders, as defined below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder based on the holder’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

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

    a citizen or individual resident of the U.S.;
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

The application of the tax treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:

    is not a resident of Mexico for purposes of the tax treaty;
    is an individual who has a substantial presence in the United States;
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

Taxation of Dividends and Stock Distributions. Dividends paid out of current or accumulated earnings and profits (computed based on United States federal income tax principles) with respect to the Shares will be includible in the gross income of a U.S. Holder as ordinary income when the dividends are received by the U.S. Holder or the custodian on behalf of the U.S. Holder and will not be eligible for any dividends received deduction otherwise allowable to corporations under Section 243 of the Code. A U.S. Holder who is an individual may be eligible for reduced rates of taxation on such dividends. Such dividends paid in Pesos will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the pesos are received by the U.S. Holder or the custodian on behalf of the U.S. Holder. U.S. Holders should consult their own tax advisor regarding the treatment of any foreign currency gain or loss on any Pesos received by the U.S. Holder or the custodian on behalf of the U.S. Holder which are not converted into U.S. dollars on the day the Pesos are received.

A U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction, for purposes of computing such holder’s United States federal income tax liability, any Mexican withholding tax paid in respect of dividends paid by the Company. Such dividends will generally constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the United States foreign tax credit limitation. The calculation of United States foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for such Mexican withholding tax.

Under rules enacted by the United States Congress in 1997 and other guidance released by the United States Department of the Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in stock or in respect of arrangements in which a U.S. Holder’s expected economic profit, after non-United States taxes, is insubstantial. U.S. Holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

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

Taxation of Capital Gains. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Units or GDSs will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference (if any) between such U.S. Holder’s tax basis in the Units or GDSs and the amount realized on the sale or other taxable disposition. Such capital gain or loss will be long-term capital gain or loss if the Units or GDSs have been held for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Capital gains recognized on a sale or other taxable disposition of Units or GDSs by a U.S. Holder generally will be treated as United States source income, unless such gains are subject to Mexican taxation under the Tax Treaty, in which case, a U.S. Holder generally will be permitted to elect to treat such gains as foreign source income for United States foreign tax credit purposes. Capital losses recognized on the sale or taxable disposition of Units or GDSs by a U.S. Holder generally will be allocated to reduce income from United States sources for United States foreign tax credit purposes. U.S. Holders should consult their tax advisors concerning the United States foreign tax credit implications of a disposition of Units or GDSs. Deposits and withdrawals of Units or GDSs by U.S. Holders will not be subject to United States federal income tax.

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

    is a corporation or comes within an exempt category; or
    provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund provided that certain required information is furnished to the U.S. Internal Revenue Service.

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

An income tax treaty between the United States and Mexico is in effect (the "Tax Treaty"). Except as indicated below under "Taxation of Capital Gains," the Tax Treaty will not have any material effect on the Mexican tax consequences described herein.

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

As an issuer of securities listed on the Mexican Stock Exchange, we are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Recently, the internal regulations of the Mexican Stock Exchange were amended to implement the EMISNET. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as the Sistema de Información Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public. In addition, as a Mexican listed company, we must file through the EMISNET, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange and the CNBV, information regarding the occurrence of material events specified in Mexican Securities regulations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including adverse changes in interest rates and foreign currency exchange rates as discussed below:

Interest Rate Risk

We are exposed to market risk from changes in interest rates, which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities. We are subject to interest rate risk through our borrowing activities which include U.S. dollar-denominated Senior Notes having an aggregate principal amount of U.S.$84.8 million, and an indexed peso denominated fixed rate debenture instrument for a principal amount of 172.9 million UDIs. Except as set forth below, we currently do not enter into interest rate derivative instruments for hedging or trading purposes. To discuss. See "Foreign Exchange Rate Risk". Further details on the derivative instruments are disclosed in Note 7 to the Financial Statements.

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

	Expected maturity date
	2003	2004	2005	Thereafter	Total notional amount	Fair value
Long-term debt:	-	Ps.311,850	Ps.881,600 (1)	Ps.557,737 (2)	Ps.1,751,187	Ps.1,863,533
Interest rate		Libor + 1.75%	9.375%	8.0%	7.97%	7.97%

During 2002 and 2001, we engaged in the following transactions:

  (1) Interest rate swap, CCM receives 9.375% fixed rate and pays a six months LIBOR rate plus 5.38%, payable semi-annually on a US$30 million base, maturing on April 2005, and an option for CCM with a limit in the LIBOR rate plus 4.38% if the LIBOR rate exceed 7%.

  Interest rate swap, CCM pays LIBOR rate plus 3.5% and receives a fixed rate of 9.375%, payable semi-annually on a US$10 million base, and an option for CCM that limits the payment to 5.10% and expires when LIBOR rate exceed 7.10%.

  (2) Interest rate swap, CCM pays a six months LIBOR rate plus 4.29% and receives a fixed rate of 8.0%, payable semi-annually on a 100 million Investments Units (UDIs) base, maturing on December 2007.

Foreign Exchange Rate Risk

We have U.S. dollar-denominated long-term debt and are subject to foreign currency exchange rate risk on cash flows related to interest and principal payments. From time to time, the Company enters into certain derivative transactions allowed by the Company's risk management policy. The Company uses derivatives primarily as cash flow hedges to set interest rates for forecasted debt issuances, such as interest rate locks. We use derivative financial instruments for purposes other than trading to reduce our exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Generally, the contract terms of hedge instruments closely mirror those of the item being hedged, providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting.

Currency swap to realize on April 2005, CCM pays on Mexican Pesos the equivalent to 74,004,278 (UDIs) at that date receives US$20 million, with an option that requires CCM to pay in case of currency exchange exceed $18.6 Mexican Pesos per US Dollar.

The fair values are based on the rates at which we could borrow funds with similar terms and remaining maturities at the dates presented.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

PART III

Item 15.

Within the 90 days prior to the date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of the date of that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported as and when required. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.

Item 16. [Reserved]

Not applicable.

PART IV

Item 17. Financial Statements

See pages F-1 through F-6, which are incorporated herein by reference.

Item 18. Financial Statements

We have responded to Item 17 in lieu of Item 18.

Item 19. Exhibits

(a) List of Financial Statements

Report of Independent Accountants

Consolidated Balance Sheets as of December 31, 2001 and 2002

Consolidated Statements of Income for the Years Ended December 31, 2000, 2001 and 2002.

Consolidated Statements of Changes in Stockholders' Equity for the Years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Changes in Financial Position for the Years ended December 31, 2000, 2001 and 2002

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

10.5 Form of Registration Rights Agreement between the Company and each of Messrs. Carlos González Nova, Jamie González Nova and Guillermo González Nova.3

12.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

1 Incorporated herein by reference to Exhibit 3.1 to the Registrant's Amendment No. 1 to its Registration Statement on Form F-1 (File No. 333-5564).
2 Incorporated herein by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1997.
3 Incorporated herein by reference to Exhibits 10.2 through 10.5 to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1996.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

Registrant

By: /s/ Francisco Martínez de la Vega

Francisco Martínez de la Vega

Chief Financial and Administrative Officer

Dated: July 11, 2003

CERTIFICATION

I, Carlos González Zabalegui, certify that:

  1.   I have reviewed this annual report on Form 20-F of Controladora Comercial Mexicana, S.A. de C.V.;

  2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

  4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

  a.   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b.   evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

  c.   presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

  a.   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

  b.   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

  6.   The registrant’s other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003

/s/    CARLOS GONZALEZ ZABALEGUI

Carlos González Zabalegui

Chief Executive Officer

CERTIFICATION

I, Francisco Martínez de la Vega, certify that:

  1.   I have reviewed this annual report on Form 20-F of Controladora Comercial Mexicana, S.A. de C.V.;

  2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

  4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

  a.   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b.   evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

  c.   presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

  a.   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

  b.   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

  6.   The registrant’s other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003

/s/    FRANCISCO MARTÍNEZ DE LA VEGA

Francisco Martínez de la Vega

Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Controladora Comercial Mexicana, S.A. de C.V. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Carlos González Zabalegui, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	July 11, 2003		/s/ CARLOS GONZALEZ ZABALEGUI
		Name:	Carlos González Zabalegui
		Title:	Chief Executive Officer

Dated: July 11, 2003

A signed original of this written statement required by Section 906 has been provided to Controladora Comercial Mexicana, S.A. de C.V.. and will be retained by Controladora Comercial Mexicana, S.A. de C.V. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No.33-8212, this certification will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Controladora Comercial Mexicana, S.A. de C.V. specifically incorporates it by reference.

Exhibit 12.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Controladora Comercial Mexicana, S.A. de C.V. (the "Company") on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Francisco Martínez De La Vega, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	July 11, 2003		/s/ FRANCISCO MARTINEZ DE LA VEGA
		Name:	Francisco Martínez de la Vega
		Title:	Chief Financial Officer

Dated: July 11, 2003

A signed original of this written statement required by Section 906 has been provided to Controladora Comercial Mexicana, S.A. de C.V.. and will be retained by Controladora Comercial Mexicana, S.A. de C.V. and furnished to the Securities and Exchange Commission or its staff upon request.

In accordance with the interim guidance for Section 906 certification issued by the United States Securities and Exchange Commission on March 21, 2003 in Release No.33-8212, this certification will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Controladora Comercial Mexicana, S.A. de C.V. specifically incorporates it by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

Report of Independent Accountants	F-1

Consolidated Balance Sheets as of December 31, 2002 and 2001	F-2

Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000	F-3

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2002, 2001 and 2000	F-4

Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2002, 2001 and 2000	F-5

Notes to Consolidated Financial Statements	F-6

Costco de México, S.A. de C.V. Report of Independent Accountants	F-40

Costco de México, S.A. de C.V. Consolidated Balance Sheets as of December 31, 2002 and 2001	F-41

Costco de México, S.A de C.V. Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000	F-42

Costco de México, S.A. de C.V. Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2002, 2001 and 2000	F-43

Costco de México, S.A de C.V. Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2002, 2001 and 2000	F-44

Costco de México, S.A. de C.V. Notes to Consolidated Financial Statements	F-45

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
Controladora Comercial Mexicana, S.A. de C.V.

We have audited the consolidated balance sheets of Controladora Comercial Mexicana, S.A. de C.V. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders equity and changes in financial position for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Controladora Comercial Mexicana, S.A. de C.V. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their changes in stockholders equity and their changes in financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated stockholders equity at December 31, 2002 and 2001 to the extent summarized in Note 17 to the consolidated financial statements.

PricewaterhouseCoopers

Manuel García Braña

Mexico, D.F., February 28, 2003 (except as to Note 16, for wich the date is June 2, 2003)

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
At December 31, 2002 and 2001
(In thousands of Mexican pesos of constant purchasing power
as of December 31, 2002.)

ASSETS	2002	2001

Current assets:
Cash	Ps 452,316	Ps 447,756
Temporary investments	406,575	805,013
Trade accounts receivable	321,705	360,530
Other accounts and notes receivable (Note 4)	2,269,895	660,509
Accounts receivable from affiliated companies, net (Note 5)	4,221	4,766
Inventories	3,901,808	4,087,976
Prepaid expenses and other assets	32,957	105,281
	7,389,477	6,471,831
Property, equipment and leasehold improvements, net (Note 6)	15,334,079	15,545,311
Other assets	457,094	367,910

Total assets	Ps 23,180,650	Ps 22,385,052

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade payables	Ps 5,649,675	Ps 5,379,934
Taxes payable	192,191	169,618
Financial instruments (Note 8)	-	41,991
Short-term debt (Note 7)	157,900	-
Deferred revenue (Notes 4 and 14)	944,999	-
Other accrued liabilities	463,313	719,866
	7,408,078	6,311,409
Long-term liabilities:
Long-term debt (Note 7)	1,751,187	1,817,043
Labor obligations (Note10)	110,426	122,814
Deferred income taxes (Note 14)	2,067,846	2,690,414
Total liabilities	11,337,537	10,941,680

Stockholders' equity (Note 11):
Contributed capital:
Capital stock	1,737,600	1,737,600
Restatement	5,226,107	5,226,107
	6,963,707	6,963,707
Paid in-capital, net	926,596	924,279
	7,890,303	7,887,986
Earned capital:
Legal reserve	532,089	492,723
Retained earnings	4,895,827	4,789,741
Reserve for repurchase of units	1,044,073	510,065
Units repurchased for stock purchase plan	(34,433)	-
Result from holding nonmonetary assets	(3,358,475)	(3,127,530)
Net income for the year	788,816	802,527
Total earned capital	3,867,897	3,467,526
Total majority stockholders' equity	11,758,200	11,355,512
Minority interest	84,913	87,860
Total stockholders' equity	11,843,113	11,443,372

Total liabilities and stockholders' equity	Ps 23,180,650	Ps 22,385,052

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31, 2002, 2001 and 2000
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except for unit amounts)
	2002	2001	2000

Net sales	Ps 32,053,311	Ps 34,947,594	Ps 34,882,852
Cost of sales	25,765,913	28,299,464	28,216,941
Gross profit	6,287,398	6,648,130	6,665,911

Operating expenses:
Selling	4,633,901	4,831,990	4,603,250
Administrative	733,724	729,921	839,865
	5,367,625	5,561,911	5,443,115
Operating income	919,773	1,086,219	1,222,796

Integral result of financing:
Interest expense	(230,713)	(271,758)	(259,662)
Gain (loss) from forward agreements	49,524	(41,991)	-
Interest income	43,139	58,712	58,061
(Loss) gain from repurchase of notes	(8,199)	-	309
Foreign-exchange gain (loss) , net	(218,416)	23,641	(57,484)
Gain from monetary position	305,575	241,878	501,005
	(59,090)	10,482	242,229

Income after integral result of financing	860,683	1,096,701	1,465,025

Miscellaneous income, (expense), net	4,831	(18,622)	(157,920)

Income before provisions for income taxes and employee statutory profit sharing	865,514	1,078,079	1,307,105

Provisions for income taxes and employee statutory profit sharing (Note 14)	69,634	266,761	82,562

Income before minority interest	795,880	811,318	1,224,543

Interest of minority stockholders in the results of subsidiaries	(7,064)	(8,791)	(8,164)

Net income for the year	Ps 788,816	Ps 802,527	Ps 1,216,379

Average number of units	1,078,225,000	1,061,260,000	1,079,537,000

Net income per units:
Before minority interest	Ps 0.73	Ps 0.76	Ps 1.12
Minority interest	0.00	0.00	0.00
After minority interest	Ps 0.73	0.76	Ps 1.12

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
For the years ended December 31, 2002, 2001 and 2000
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2002, except for unit amounts)
	Capital stock	Paid-in capital, net	Legal reserve	Retained earnings	Reserve for repurchases of units	Units repurchased for stock purchase plan	Result from holding non-monetary assets	Net income for the year	Majority stock-holders' equity	Minority interest	Total stock- holders' equity
	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps

Balances as of December 31, 1999	6,963,707	1,012,432	359,872	5,108,237	445,214	(6,361)	(2,577,565)	1,509,775	12,815,311	111,941	12,927,252
Resolutions of the General Ordinary Stockholders' Meeting held on April 14, 2000:
Transfer to retained earnings				1,436,767				(1,436,767)
Increase legal reserve			73,008					(73,008)
Dividends paid (Ps 0.092 per unit)				(116,071)					(116,071)		(116,071)
Repurchase of units for stock purchase plan, net						(589)			(589)		(589)
Repurchase of units for treasury stock, net					(212,365)				(212,365)		(212,365)
Initial effects of deferred taxes				(2,580,048)					(2,580,048)		(2,580,048)
Decrease in minority interest										(23,750)	(23,750)
Comprehensive income (Note 2 .p.)							(309,687)	1,216,379	906,692		906,692

Balances as of December 31, 2000	6,963,707	1,012,432	432,880	3,848,885	232,849	(6,950)	(2,887,252)	1,216,379	10,812,930	88,191	10,901,121

Resolutions of the General Ordinary Stockholders' Meeting held on April 5, 2001:
Transfer to retained earnings				1,156,536				(1,156,536)
Increase legal reserve			59,843					(59,843)
Dividends paid (Ps 0.107 per unit)				(122,882)					(122,882)		(122,882)
Increase in the reserve for repurchase of units				(92,798)	92,798
Reissuance of units for stock purchase plan, net						6,950			6,950		6,950
Reissuance of units for treasury stock, net		(88,153)			184,418				96,265		96,265
Decrease in minority interest										(331)	(331)
Comprehensive income (Note 2 .p.)							(240,278)	802,527	562,249		562,249

Balances as of December 31, 2001	6,963,707	924,279	492,723	4,789,741	510,065	-	(3,127,530)	802,527	11,355,512	87,860	11,443,372

Resolutions of the General Ordinary Stockholders' Meeting held on April 11, 2002:
Transfer to retained earnings				763,161				(763,161)
Increase legal reserve			39,366					(39,366)
Dividends paid (Ps 0.107 per unit)				(120,489)					(120,489)		(120,489)
Increase in the reserve for repurchase of units				(536,586)	536,586
Repurchase of units for stock purchase plan, net		2,317				(34,433)			(32,116)		(32,116)
Repurchase of units for treasury stock, net					(2,578)				(2,578)		(2,578)
Decrease in minority interest										(2,947)	(2,947)
Comprehensive income (Note 2 .p.)							(230,945)	788,816	557,871		557,871

Balances as of December 31, 2002	6,963,707	926,596	532,089	4,895,827	1,044,073	(34,433)	(3,358,475)	788,816	11,758,200	84,913	11,843,113

The accompanying notes are integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2002, 2001 and 2000
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2002)
	2002	2001	2000
Operating activities:
Net income	Ps 788,816	Ps 802,527	Ps 1,216,379
Items applied to income not requiring
the use (providing) of funds:
Depreciation and amortization	724,769	722,096	679,022
Provision for deferred taxes	(61,778)	224,942	(74,251)
Labor obligations	14,491	11,787	20,073
Minority interest	7,064	8,791	8,164
	1,473,362	1,770,143	1,849,387

(Increase) decrease in:
Accounts receivable	(1,570,016)	(225,801)	212,937
Inventories	(44,777)	(23,099)	(202,263)
Prepaid and other expenses	84,832	(2,650)	(8,691)
Increase (decrease) in:
Trade payables	269,741	(650,683)	(113,022)
Taxes payable	22,573	(90,832)	32,993
Other accrued liabilities	114,230	(3,892)	84,658
Resources provided by operating activities	349,945	773,186	1,855,999

Financing activities:
Increase in short-term debt	157,900	-	-
Decrease in long-term debt	(65,856)	(91,824)	(45,001)
(Decrease) increase in financial instruments	(41,991)	41,991	-
Paid in-capital	2,317	(88,153)	-
Minority interest	(10,011)	(9,122)	(31,913)
Dividends paid	(120,489)	(122,882)	(116,071)
(Repurchase) reissuance of units for treasury stock, net	(2,578)	184,418	(212,365)
Units (repurchased) reissued for stock purchase plan	(34,433)	6,950	(589)

Resources used in financing activities	(115,141)	(78,622)	(405,939)

Investing activities:
(Increase) decrease in other assets	(115,145)	114,367	-
Acquisitions of property and equipment,
leasehold improvements and other assets	(742,419)	(1,205,630)	(1,382,665)
Disposition of property and equipment	228,882	234,762	165,934

Resources used in investing activities	(628,682)	(856,501)	(1,216,731)

Net (decrease) increase in cash and temporary investments	(393,878)	(161,937)	233,329
Cash and temporary investments at beginning of year	1,252,769	1,414,706	1,181,377
Cash and temporary investments at end of year	Ps 858,891	Ps 1,252,769	Ps 1,414,706

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies followed by the Company, which are in accordance with accounting principles generally accepted in Mexico, are summarized below:

a) Revenue Recognition

Revenue from product sales is recognized at the point of sale, except for the layaway transactions that are recognized when the customer satisfies all payment obligations and takes possession of the merchandise; revenues from membership fees are recognized when they are collected.

b) Consolidation

The percentage investment in significant subsidiary companies is 99.99%, except Costco de México with 50%.

Subsidiary	Activity
Comercial Mexicana, S.A. de C.V.	Operated of a chain of 132 stores (134 in 2001).
Super Mercados, S.A. de C.V.	Operated of a chain of 17 stores (18 in 2001).
Restaurantes California, S.A. de C.V.	Operated of a chain of 55 restaurants (50 in 2001).
Costco de Mexico, S.A. de C.V.	Operated of a chain of 21 membership warehouse stores (20 in 2001).
Subsidiary real estate companies	Group of real estate companies.
Subsidiary service companies	Group of services companies.

The Company consolidates the accounts of all majority-owned subsidiaries. The investment in subsidiary companies and the transactions and balances between them have been eliminated from these financial statements.

The Company’s investment in the Costco de Mexico Group joint venture with Costco Wholesale Corporation, meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, the Company reports its investment under the proportionate consolidation method.

c) Temporary investments

Temporary investments are recorded at market value as of the balance sheet date. Unrealized gains and losses are included in interest income.

d) Inventories and cost of sales

Inventories and cost of sales are initially recorded using the retail method, which is equivalent to replacement cost and due to the high inventory turnover, amounts so determined do not exceed the market value.

e) Advertising cost

Advertising consists primarily of print, radio and television advertisements. Advertising Costs are expensed as incurred; for the years ended December 31, 2002, 2001 and 2000 advertisement expense amounted to $414 million, $492 million and $494 million , respectively.

f) Vendor discounts

The Company receives discounts from many of the vendors whose products the Company buys for resale in its stores. These vendor discounts are provided to increase the sell-through of the related products. The Company receives discounts for a variety of merchandising activities: placement of the vendor's products in the Company's advertising; placement of the vendor's products in prominent locations in the Company's stores; and to compensate for temporary price reductions offered to customers on products held for sale at retail stores. The Company also receives vendor discounts for buying activities; such as volume commitment rebates. The Company recognized vendor discounts for merchandising activities as an offset to cost of sales when the merchandising activity is performed in accordance with the underlying agreements.

g) Property, equipment and leasehold improvements

The Company restates the amounts of property, equipment and leasehold improvements according to changes in the Nacional Consumer Price Index ("NCPI"), in compliance with the Bulletin B-10 and its amendments.

Depreciation and amortization are calculated by the straight-line method based on the useful lives of the assets, on acquisition cost and restatement. (See Note 6).

h) Long-lived assets

The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

i) Segment reporting

In August 1997, the International Accounting Standards Committee issued revised IAS No. 14, "Segment Reporting" ("IAS 14"), which is applicable to Mexican companies under Bulletin A-8. IAS 14, which is effective for years beginning after June 30, 1998, requires companies to look at their internal organizational structure and internal reporting system for the purpose of identifying segments. (See Note 15).

j) Pre-opening costs

Costs associated with the opening of new stores are expensed in the same fiscal year in which such stores start operations.

k) Stock purchase plan

The Company has established a stock purchase plan in which the Company purchases its own units and grants key personnel the right to purchase units on an installment basis. The units are sold to employees at the fair market value on the day granted. The employees pay for their stock purchases ratably over a nine-year period. Accounts receivable from employees for the short-term purchase of units are recorded as other accounts and notes receivable. On the other hand, those maturing longer than a year are recorded under other assets. At December 31,2002, the short-term and long-term units assigned to employees amount approximately to 44,809,924.

l) Income tax

Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities. (See Note 14).

Deferred employees’ statutory profit sharing is recorded only in respect of those temporary differences between book income and income adjusted for profit sharing purposes which reasonably be presumed to result in a future liability or benefit.

m) Pension plans, seniority premiums and indemnities

In accordance with Mexican Federal Labor Law, the Company’s Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, "Labor Obligations", the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age. The cost of the employee retirement plans (pensions and seniority premiums), both formal and informal, is recognized as expense in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method. (See Note 10).

In accordance with Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, are charged to income in the year in which they become payable.

n) Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transaction and settlement dates, or the balance sheet date, are charged or credited to income. (See Note 13).

o) Financial instruments

Effective on January 1, 2001, the Company adopted the guidelines of amended Bulletin C-2, "Financial Instruments" ("Bulletin C-2"), which gives new guidelines for the recognition and disclosure of derivative financial instruments. Bulletin C-2 requires, for instruments not designated as a hedge, the recognition of asset or liability derived from the difference between acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income. Upon adoption, the most significant effect of this new accounting bulletin was for the accounting of equity swap share ("Equity Swap") transactions.

Derivative financial instruments are used by the Company primarily to manage its (i) interest rate risk and (ii) foreign exchange rate risk. Interest rate swaps are employed to achieve the Company’s interest rate objectives.

p) Comprehensive income

As of January 1, 2001, Bulletin B-4, "Comprehensive Income", entered into effect. This bulletin requires that the various components of stockholders’ equity resulting from non-owner transactions be shown in the statement of changes in stockholders’ equity under the item of comprehensive income.

Comprehensive income is represented by the net income plus the gain or loss from holding non-monetary assets, and items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors.

q) Use of estimates

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

r) Earning per unit

Earning per unit is computed by dividing the net income by the weighted average number of unit outstanding during 2002 and 2001.

s) New accounting standards

In December 2001 the Mexican Institute of Public Accountants ("MIPA") issued revised Statement C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes the original Statements C-9 and C-12, both from 1974, and Circulars 46, 47 and 48. The provisions of this new Statement are effective for years beginning on or after January 1, 2003; however, early adoption is recommended.

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

The significant provisions of this Statement are: (i) it establishes rules and criteria for accounting for research and development costs; (ii) pre-operating costs identified with research and development activities are charged to expenses; and (iii) valuation rules are based on a logical sequence of the assets’ useful life, considering initial recognition and valuation of the intangible asset, recognition of an expense, additional payments and valuation after the initial recognition.

In March 2003, the MIPA issued Bulletin B-5 "Segment Financial Information". The Bulletin B-5 nullifies the application of the IAS No. 14 "Segment reporting" which was applicable to the Mexican companies under Bulletin A-8. The Bulletin B-5 establishes standards for the way that Mexican Companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about economic segments, geographic areas, and major customers. The Bulletin B-5’s framework for segment reporting is referred to as the management approach. It is intended to give analysts and other financial statement users a view of the enterprise through the eyes of management by looking to a company’s internal management reporting structure as the basis for determining the company’s external segments as well as the basis for determining the information that is to be disclosed for those segments. The provisions of the Bulletin B-5 are required to be applied after its publication. The Company is presently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

The MIPA issued Bulletin C-15, "Impairment and Disposal of Long-Lived Assets", ("Bulletin C-15"), which will be effective as of January 1, 2004, although early adoption is recommended. Bulletin C-15 provides specific criteria in determining when there is impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Bulletin C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Bulletin C-15 provides guidance as to presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition, Bulletin C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that adoption of this statement will have on its consolidated financial statements.

3. EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," as amended, issued by the MIPA. The financial statements have been presented in pesos of constant purchasing power as of December 31, 2002 to be comparable to financial information as of that date, as follows:

The balance sheets have been restated at constant pesos as of December 31, 2002 using the NCPI as of that date.

The statements of income have been restated at constant pesos as of December 31, 2002 using the NCPI for the month in which the transactions were executed.

NCPI used to restate prior years financial statements are as follows:

	Inflation for the period	Cumulative inflation as for December 31, 2002

2000	8.96%	20.24%
2001	4.40%	10.35%
2002	5.70%	5.70%

The following items are the result of the recognition of the effects of inflation on the financial information.

Capital stock and earned capital

Capital stock, capital reserves and retained earnings represent the value of these items stated in purchasing power as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

Paid in-capital

The unit premiums represent the difference between the payment for the units subscribed and the nominal value of those units, which is restated by applying NCPI factors.

Deficit in the restatement of capital

The deficit in the restatement of capital is composed mainly of the initial cumulative effects of inflation and of the loss from holding non-monetary assets of property, equipment, leasehold improvements and inventories, restated in Mexican pesos of purchasing power as of the most recent balance sheet date.

During 2002 and 2001 the deficit is due to the fact that inventories are valued at reposition cost instead of the restatement they should have under the change method at general price level.

Gain from monetary position

The gain from monetary position represents the inflation gain, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent balance sheet date.

4. OTHER ACCOUNTS AND NOTES RECEIVABLE:

At December 31, other accounts and notes receivable consist of the following:

		2002		2001
Government of Distrito Federal (1)	Ps	1,177,826	Ps	-
Lease receivables		8,462		5,950
Receivables from employees (2)		49,979		38,772
Value- added tax and income tax receivables		836,110		431,196
Others		197,518		184,591
	Ps	2,269,895	Ps	660,509

(1) During the fourth quarter of 2002 the Company participated in a public auction and obtained an important voucher contract from the Government of Mexico City. This contract accounted for approximately US$140 million and benefited around 300,000 local employees. Pursuant to this contract, the Company offers all program participants a 22% of discount on all the merchandise. The Company recognized an account receivable and a deferred revenue of approximately US$ 109 million. The revenue is recognized when the customers purchase merchandise using the vouchers. As of December 31, 2002, the recognized revenue of this transaction reached US$ 62 million.

(2) Primarily receivables arising from installment sales under the employees stock purchase plan. The non-current portion of receivables from the stock purchase plan amounts Ps 90,189 and Ps 115,947 in 2002 and 2001, respectively, and are included in other assets.

5. RELATED PARTIES:

The Company’s majority stockholders own a controlling interest in Nova Distex, S.A. de C.V. (Nova Distex), a textile manufacturer and property management company. The Company provides management services to Nova Distex and purchases textiles for resale in its stores.

At December 31, accounts receivable and payable consist of the following:

	2002	2001
Accounts receivable:
Nova Distex, S. A. de C. V.	Ps 5,343	Ps 1,628
Compania Industrial Distex, S. A. de C. V.	-	267
Other	-	3,380
	Ps 5,343	Ps 5,275

Accounts payable:
Nova Distex, S. A. de C. V.	Ps 269	Ps 77
Operadora Polynova, S. A. de C. V.	409	432
Other	444	-
	Ps 1,122	Ps 509
Net	Ps 4,221	Ps 4,766

The following table summarizes the amounts recorded in the Company’s accounts, which relate to transactions with Nova Distex.

		2002		2001		2000
Costs and expenses:
Purchases	Ps	75,598	Ps	85,553	Ps	95,000
Purchase of fixed assets and others		121,920		6,997		45,929
Sale of fixed assets		40,000		-		-

6. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Property, equipment and leasehold improvements consist of the following at December 31:

		2002		2001	Average Depreciation Rate
Buildings	Ps	6,209,453	Ps	6,142,972	2%
Store fixtures		3,256,247		3,506,568	10%
Electronic equipment		840,355		846,706	25%
Office fixtures		75,986		87,470	10%
Leasehold improvements		2,392,256		2,243,638	5%
		12,774,297		12,827,354
Less: accumulated depreciation and amortization		5,038,915		4,887,247
		7,735,382		7,940,107

Land		7,460,658		7,467,245
Construction in progress and advances for purchase of fixed assets		138,039		137,959
	Ps	15,334,079	Ps	15,545,311

Depreciation expense amounted to Ps 724,769, Ps 722,096 and Ps 679,022, for the years ended December 31, 2002, 2001 and 2000, respectively.

7. DEBT:

Total debt as of December 31, consists of the following obligations:

		2002		2001
Unsecured notes of US$84.8 million (US$100 million in 2001) maturing in 2005, at a fixed interest rate of 9.375% payable semi-annually. (1)	Ps	881,600	Ps	968,212
Direct loan of US$30 million, maturing in 2004; at a fixed interest rate LIBOR plus 1.75		311,850		290,464
Debenture bonds of 172.9 million Investment Units (UDIs) Maturing in 2010 at a fixed interest rate of 8%, payable semi-annually.(2)		557,737		558,367
Direct loan of US$15.2 million, maturing in 2003, at a fixed interest rate of 2.19%		157,900		-
		1,909,087		1,817,043
Less:
Short-term debt		157,900		-
Total long-term debt	Ps	1,751,187	Ps	1,817,043

(1) In April 1998, CCM issued US$130 million Series B unregistered bonds at a fixed interest rate of 9.375% . Interest on this bond is payable semi-annually in April and October of every year beginning October 1998. Beginning April 2003, CCM has the option to repurchase these bonds, partially or fully, at 104.5% of their nominal value, and 102.25% twelve months after that date. The agreement for this bond has certain covenants that, among other things, limit the ability of CCM and its Restricted Subsidiaries (as defined) to: (i) incur additional indebtedness; (ii) make certain restricted payments (iii) allow restrictions on distributions from Restricted Subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its Restricted Subsidiaries; and (ix) merge or consolidate with any other entity. Additionally CCM will be required to make an offer to purchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of the purchase with the proceeds of certain asset sales. During 2002 and 2000, CCM repurchased US$15.2, and US$1.5 million Notes (fair value), which were cancelled in 2002 and 2000, respectively. In June 2003 CCM exercised the option to repurchase these bonds (See Note 16).

(2) In December 2000, CCM subscribed a program of debentures in an amount up to Ps 1.5 billion. CCM further issued 1,729,000 debenture bonds with a face value of 100 Investment Units (UDIs) each and amounts to an equivalent of 172.9 million Investment Units (UDIs) over a ten year term with a fixed interest rate of 8.45%, plus the increase in the NCPI issued by Banco de Mexico in the value of each UDI. Interest accrued on the debenture bonds will be liquidated every semester on the eighth of June and December every year. The contract has certain financial restrictive covenants that limit the ability of the Company and its subsidiaries (as defined): (i) limit to acquire additional debt; (ii) limitations on encumbrances; (iii) conditions for mergers, spin-offs or sale of assets; (iv) limitation on dividends paid; (v) maintaining a certain degree of priority.

At December 31, 2002, and 2001, the Company had an aggregate of over Ps 4,910 million and Ps 4,679 million of credit available, respectively, through unused uncommitted lines of credit with ten banking institutions in 2002 and nine in 2001, under which the Company may borrow in pesos or, at its option, in U.S. dollars (converted to pesos at the exchange rate in effect at the time of the borrowing). The terms and conditions of such lines of credit will be determined at the time when they are utilized. The Company renews its bank lines of credit on a yearly basis. The bank credit lines do not contain any financial covenants.

During 2002, 2001 and 2000, CCM paid Ps 147,910, Ps 167,125 and Ps 187,368, respectively, of interest on debt.

8. FINANCIAL INSTRUMENTS:

At December 31, 2002 and 2001, CCM has financial derivative instruments agreements as follows:

	Fair Value
	2002	2001
Interest rate swap, CCM receives 9.375% fixed rate and pays a six months LIBOR rate plus 5.38%, payable semi-annually on a US$30 million base, maturing on April 2005, and an option for CCM with a limit in the LIBOR rate plus 4.38% if the LIBOR rate exceed 7%.	Ps 14,192	Ps -

Interest rate swap, CCM pays LIBOR rate plus 3.5% and receives a fixed rate of 9.375%, payable semi-annually on a US$10 million base, and an option for CCM that limits the payment to 5.10% and expires when LIBOR rate exceed 7.10%.	11,121	-

Interest rate swap, CCM pays a six months LIBOR rate plus 4.29% and receives a fixed rate of 8.0%, payable semi-annually on a 100 million Investments Units (UDIs) base, maturing on December 2007.	3,500	-

Currency swap to realize on April 2005, CCM pays on Mexican Pesos the equivalent to 74,004,278 (UDIs) at that date receives US$20 million, with an option that requires CCM to pay in case of currency exchange exceed $18.6 Mexican Pesos per US Dollar.	(21,280)	(32,587)

Currency swap for the acquisition of US$30 million at a currency exchange of $9.85 Mexican Pesos per US Dollar, maturing on December 2002.	-	(9,404)

Fair value effect	Ps 7,533	Ps (41,991)

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

Total rent expense for operating leases for each of the three years ended December 31, is as follows:

		2002		2001		2000
Base rent	Ps	175,492	Ps	191,086	Ps	159,186
Contingent rent		77,970		99,198		115,657

Total rent expense	Ps	253,462	Ps	290,284	Ps	274,843

Minimum rental commitments under non-cancelable operating leases at December 31, 2002, are as follows:

		Amount
2003	Ps	175,492
2004		175,492
2005		175,492
2006		175,492
2007 and thereafter		359,721

	Ps	1,061,689

10. SOCIAL WELFARE AND LABOR OBLIGATIONS:

An irrevocable trust fund has been set up for voluntary retirement, death, permanent total disability, hospital medical services and disability payments to which administrative employees are entitled in accordance with the rules of the plan established for that purpose. The Company makes contributions of between 20% and 24% of the principal employees’ salaries to the trust. The Company has no obligation to the employees for benefits in addition to the contributions made. The trust maintains the plan and handles all payments made to the employees covered under the plan. During the years ended December 31, 2002, 2001 and 2000, contributions were made amounting to Ps 222,290, Ps 227,870 and Ps 209,460,respectively.

Under Federal Labor Law in Mexico, the Company is liable for payments to employees terminated under certain circumstances. In the Company’s main subsidiaries, trust funds have been established to cover incurred and contingent obligations for seniority premiums that are derived from the application of Federal Labor Law.

The cost of these seniority premiums and pension plan is computed based on actuarial calculations using the projected unit credit method. This method establishes the procedures for measuring the expenses and liabilities for the pension plan and seniority premiums.

The net cost of this period amounted to Ps 14,491, Ps 18,438 and Ps 20,073 in 2002, 2001 and 2000, respectively.

The amounts of projected benefits for labor obligations at December 31, 2002 and 2001 (See Note 2.m.) are as follows:

		2002		2001
Accumulated benefit obligation	Ps	(115,520)	Ps	(120,871)
Additional projected benefits		(17,839)		(21,667)
Projected benefit obligation		(133,359)		(142,538
Less:
Plan assets		35,088		29,301

Projected benefit obligation in excess of plan assets		(98,271)		(113,237)
Net transition assets, changes in assumption and adjustments based on experience		(12,155)		(9,577)
Accrued liabilities	Ps	(110,426)	Ps	(122,814)

11. STOCKHOLDERS’ EQUITY:

The authorized capital stock is comprised of 1,086,000,000 B and BC related unit with no stated value. At December 31, 2002, subscribed and paid B and BC units are 747,551,610 and 338,448,390, respectively (747,711,639 and 338,288,361, respectively in 2001).

Each stockholder owns either one BC unit consisting of three B shares and one C share or one B unit consisting of four B shares, both of which trade on the Mexican Stock Exchange.

The nominal capital stock, with Ps1,737,600 stated value, consists of Ps298,258 cash contributions, Ps909,632 of capitalized profits and Ps529,710 of capitalized effects of restatement.

At the General Ordinary Stockholders’ Meeting held on March 31, 1992, a resolution was passed approving the creation of a reserve for the temporary repurchase for the purposes of acquiring the Company’s units. Later on, at the General Ordinary Stockholders’ Meeting held on April 11, 2002 it was approved to increase this reserve up to Ps1,000,000. The amount of this reserve fluctuates as CCM purchases and sales its own units in the stock market. During 2002 and 2001, transactions were held in the net amounts of Ps(2,578) and Ps184,418, respectively, against this reserve.

The profit for the period is subject to the legal disposition requiring at least 5% of the profit for each period to be set aside to increase the legal reserve until it reaches an amount equivalent to 20% of the capital stock.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 53.85%, which is payable by CCM and may be credited against its income tax in the following three years. Dividends paid are not subject to tax withholding.

At December 31, 2002, cumulative earnings that have been subject to income tax and can be distributed by CCM free of Mexican withholding tax were approximately Ps 3,481 ($84,503 in 2001).

In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

12. STOCK PURCHASE PLAN:

CCM has a stock purchase plan under which key employees are granted rights to purchase the Company’s common stock at no less than 100% of the market price on the date the options are granted. The rights vest equally over a five-year. Beginning in 1999, this term was extended for four additional years. Employees selected to participate in the stock purchase plan have the right to receive the fair value appreciation of their allocated units in lieu of exercising their purchase privileges on the planned anniversary dates.

At December 31, 2002 there were 6,384,196 units available for granting to employees. At December 31, 2000, 1,095,164 units were available for granting to employees. These units have been repurchased by CCM and placed in a trust.

A summary of changes in the stock purchase plan during 2002, 2001 and 2000, is as follows:

	Number of Units	Weighted Average Exercise Price

Outstanding at January 1, 2000	14,329,986	Ps 6.10
Granted	4,558,785	8.29
Exercised	(1,360,426)	10.85
Cancelled	(1,006,510)	6.55

Outstanding at December 31, 2000	16,521,835	Ps 6.77
Granted	6,329,495	7.49
Exercised	(977,794)	8.17
Cancelled	(1,108,104)	7.78

Outstanding at December 31, 2001	20,765,432	Ps 7.05
Granted	1,101,216	6.60
Exercised	(218,779)	7.49
Cancelled	(1,679,479)	7.41

Outstanding (held by 311 employees) at December 31, 2002	19,968,390	Ps 7.00

Units exercisable at:
December 31, 2000	3,525,840	Ps 5.37
December 31, 2001	5,340,040	Ps 5.60
December 31, 2002	7,528,008	Ps 5.64

Outstanding stock options at December 31, 2002, are as follows:

	Outstanding				Exercisable
Exercise Price Range	BC Units	Average Life (a)	Average Exercise Price	BC Units	Average Exercise Price
Ps 3.54-5.00	6,863,335	3.51	Ps 7.23	6,074,941	Ps 5.13
7.00-9.58	13,105,055	6.51	6.88	1,453,067	7.45
Total	19,968,390	5.48	Ps 7.00	7,528,008	Ps 5.64

Outstanding stock options at December 31,2001, are as follows:

	Outstanding				Exercisable
Exercise Price Range	BC Units	AverageLife (a)	Average Exercise Price	BC Units	Average Exercise Price
Ps 3.54-5.00	7,408,020	4.53	Ps 4.99	4,532,181	Ps 4.99
7.00-9.58	13,357,412	7.70	8.19	807,859	8.45
Total	20,765,432	6.57	Ps 7.05	5,340,040	Ps 5.60

(a) Average contractual life remaining in years

Additionally, during 2001 CCM has established a long-term option plan of units to key personnel, which purchase his/her own units grants under certain circumstances. This units are sold to employees at the fair market value on the day granted; at December 31, 2002 and 2001, 24,841,534 units were granted to employees at the exercise price of Ps 6.13.

13. FOREIGN CURRENCY POSITION:

The foreign currency position as of December 31, is as follows:

				Year-end Exchange Rates (1)
	2002	2002	2001	2002	2001
Assets:
US Dollars:
Investments in securities	Ps 311,257	US$ 29,943	US$ 23,193	Ps 10.395	Ps 9.16
Liabilities:
US Dollars:
Debt and other liabilities	Ps 1,847,628	US$ 177,742	US$ 155,376	Ps 10.395	Ps 9.16

(1) In pesos per US dollar. The assets and liabilities denominated in foreign currency are translated in the financial statements at the exchange rates mentioned above.

As of December 31, 2002 and 2001, the Company had foreign non-monetary assets or whose replacement cost is determined in foreign currency, as detailed below:

		2002		2002		2001

Computer equipment	Ps	691,621	US$	66,534	US$	56,925
Inventories		286,673		27,578		24,113
	Ps	978,294	US$	94,112	US$	81,038

Other transactions carried out in US dollars, for the years ended December 31, are summarized below:

		2002		2001		2000

Net export and import of goods and services	Ps	2,024,717	US$	194,778	US$	169,262
Technical advice		19,678		1,893		1,647
Interest payments		112,807		10,852		10,960

	Ps	2,157,202	US$	207,523	US$	181,869

As of February 28, 2003, issuance date of the independent auditors report, the US dollar exchange rate is Ps 11.022 per US dollar as published by brokerage houses.

14. INCOME TAX:

At December 31, 2002, 2001 and 2000, income tax and employees’ profit sharing provision are summarized as shown below:

	2002	2001	2000

Income tax due	Ps 82,198	Ps 15,032	Ps 11,354
Deferred income tax	83,306	328,851	144,108
Assets tax	40,843	25,117	132,677
Employees statutory profit sharing	8,371	1,670	12,782
Gain on monetary position through the initial deferred income tax effect	(145,084)	(103,909)	(218,359)
	Ps 69,634	Ps 266,761	Ps 82,562

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

As of December 31, 2002, the Company had consolidated losses for tax purposes amounting approximately Ps 1,252,576, which will reduce, consolidated taxable income in future years until 2011. In addition, the Company has operating loss carryforwards, which have been generated by subsidiary companies prior to their inclusion in the consolidated income tax calculation. Accordingly, the individual subsidiary companies must generate taxable income for the group to utilize such losses.

Tax loss carryforwards will expire as follows:

Years ended December 31
2003	Ps 37,626
2004	158,924
2005	535,446
2006	62,318
2007 and Thereafter	458,262

Ps 1,252,576

The assets tax paid may be utilized as a credit against future income taxes during the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carryforward for up to ten years and is subject to restatement based on the NCPI when utilized. As of December 31, 2002 the assets tax is available as a tax loss carryforward in the amount of Ps 445,136 and expires in the years 2004 to 2011.

At December 31, the main temporary differences on which deferred income tax is recognized are summarized as shown below:

		2002		2001

Inventories	Ps	(1,267,499)	Ps	(1,430,781)
Fixed assets		(1,718,274)		(1,981,269)
Tax loss carryforwards		423,393		179,835
Other net items		49,398		38,479
		(2,512,982)		(3,193,736)

Assets tax carryforwards		445,136		503,322

Deferred income tax payable	Ps	(2,067,846)	Ps	(2,690,414)

As a result of the changes to the Income Tax Law approved on January 1, 2002, the income tax rate will be reduced annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. The effect of this gradual reduction in the tax rate will be to reduce the deferred income tax liability by Ps 239,269 in 2002, and increase net income by the same amount.

The following is a reconciliation of the statutory income tax rate of the actual effective income tax rate for the year ended December 31:

	2002	2001	2000

Income tax computed at statutory tax rate	35%	35%	35%
Depreciation and amortization	(19%)	2%	18%
Inventories	(6%)	(1%)	(42%)
Inflationary interest adjustment and net
monetary gain (B-10)	(24%)	(6%)	(16%)
Provisions	19%	13%	5%
Other	14%	3%	(20%)
Tax loss carryforwards	(17%)	(24%)	15%
Provision for income tax and deferred tax	2%	22%	(5%)

15. SEGMENT INFORMATION:

Business segments integrating the Company are revealed in compliance with revised International Accounting Standard No.14, "Segment Information".

The Company’s main activity is the operation of supermarkets and mass merchandising store in Mexico.

The Company operates in three segments: (1) the CCM Group, which includes the Comercial Mexicana, Bodega and Mega supermarkets, and comprises our core business (2) the Costco de Mexico Group, which operates Costco de Mexico, our joint venture with Costco Wholesale Corporation, and (3) the Other Group, which includes Restaurantes California and our Sumesa stores. These segments consider organizational structures, administration and financial information separate from the rest the group when decisions are taken.

The balances corresponding to segment information as of December 31, are shown below:

	Self-service			Joint venture and others
	2002	2001	2000	2002	2001	2000
Revenue from external customers	Ps 24,893,276	Ps 28,137,898	Ps 28,774,261	Ps 7,160,036	Ps 6,809,696	Ps 6,108,591
Depreciation and amortization	598,456	610,777	596,579	126,314	111,319	82,443
Net income	583,113	624,317	983,336	205,704	178,210	233,043
Long-term assets	13,119,578	13,416,538	13,481,300	2,671,596	2,496,683	1,934,061
Material liabilities	4,767,588	4,550,847	5,287,736	882,087	829,087	742,882
Capital expenditures	Ps 468,033	Ps 910,896	Ps 1,051,022	274,836	294,734	331,643

16. SUBSEQUENT EVENT:

Acquisition of Auchan’s Mexican operations.

In February 2003, the Company acquired Auchan Mexican operations. Auchan was a company that operated five hypermarket stores. As a part of the agreement CCM commit to acquire the above mentioned hypermarket stores located in the central region of Mexico. Since March 2003 the Company operates these stores under the Mega format.

The payment for this operation will be done in six annual payments without interests from the "Closing" contract conditions as follow:

February 27, 2003	US$14,999,000
February 28, 2004	20,000,000
February 28, 2005	25,000,000
February 28, 2006	20,000,000
February 28, 2007	20,000,000
February 28, 2008	20,000,000

TOTAL	US$119,999,000

Under this commitment, the Company must perform all the above mentioned payments in order to get the ownership of the all five hypermarket stores.

Private placement:

On April 14, 1998, CCM issued, in a private placement, 9.375% Senior Notes due 2005 in an aggregate principal amount of US$130 million. These notes were registered under the Securities Act of 1933 through an exchange offer. Since April 2005, CCM had the option to call the bond paying a premium of 104.5%. CCM made the call on June 11, 2003 for US$ 84.81 million, the outstanding amount of the bond (CCM has bought back US$ 45.19 million since 1998), resulting in a final payment, including the premium, of US$ 88.63 million.

In order to finance the call of the previous operation, on June 9, 2003, CCM issued, in a private placement, 6.10% Senior Unsecured Notes due 2010 in an aggregate principal amount of US$ 100 million. These notes are neither listed for trading on any stock exchange nor approved for quotation through any quotation system.

Short term debenture to program

On June 2, 2003, CCM received the authorization of the Mexican National Bank Commission to emit a local short-term debenture program in pesos. The characteristics of the approval of the Company ’s Short-term Local Bond Program are as follows:

Type of bonds:	Chirographic
Amount:	Ps 1,000,000
Settlement:	Up to 360 days from the issuance date.
Review and interests payment	In the event the issuer pays interests these should be previously calculated under the revised and agreed payable interest rate established: weekly, monthly, quarterly, semiannually or other.

17. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

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

The principal differences other than inflation accounting, between Mexican GAAP and U.S. GAAP are presented below together with an explanation, where appropriate, of the adjustments that affect the determination of the consolidated results of operations (net of effects of minority interest), for each of the three years in the period ended December 31, 2002, 2001 and 2000 and stockholders’ equity at December 31, 2002 and 2001.

Reconciliation of Net Income

Net income is reconciled as follows:

		Year ended December 31,
		2002	2001	2000

Net income reported under Mexican GAAP		Ps 788,816	Ps 802,527	Ps 1,216,379

U.S. GAAP adjustments:
Deferred income taxes	a.	26,984	67,169	67,160
Deferred employee profit sharing	a.	(2,277)	9,389	(3,116)
Loss (gain) of repurchase of Senior Notes	b.	-	-	(309)
Seniority premiums	c.	-	-	12,190
Unrealized gain on valuation of investments	h.	-	16,398	-
Compensation gain from stock purchase plan	d.	16,446	25,871	31,038
Impact of U.S. GAAP adjustments on minority interest	f.	2,299	(6,188)	1,890
Equity in losses of affiliates	g.	11,046	(53,116)	(22,888)
Effect of inflation accounting on U.S. GAAP Adjustments	e.	433	18,718	17,430

Total U.S. GAAP adjustments		54,931	78,241	103,395

Net income before extraordinary items under U.S. GAAP		843,747	880,768	1,319,774

Extraordinary item- gain on repurchase of notes	b.	-	-	309
Net income under U.S. GAAP		Ps 843,747	Ps 880,768	Ps 1,320,083
Weighted average units outstanding (thousands)		1,078,225	1,061,260	1,079,537
Outstanding units under stock purchase plans		44,810	45,607	16,522
Diluted weighted average units outstanding (thousands)		1,123,035	1,106,867	1,096,059

Basic income per unit before extraordinary item		Ps 0.78	Ps 0.83	Ps 1.22
Basic income per unit per extraordinary item		-	-	-
Basic income per unit under U.S. GAAP		Ps 0.78	Ps 0.83	Ps 1.22
Diluted net income per unit under U.S. GAAP		Ps 0.75	Ps 0.80	Ps 1.20

Comprehensive Income

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" establishes rules for the reporting of comprehensive income and its components. Comprehensive income includes net income, loss from holding non-monetary assets and unrealized gains (losses) from available for sale securities, net. The following table summarizes the components of comprehensive income under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001		2000

Net income	Ps 843,747	Ps 880,768		Ps 1,320,083

Loss from holding non-monetary assets	(230,945)	(261,505)	(1)	(369,799)	(1)
Unrealized gains of available for sale securities, net	-	(16,398)		25,932

Comprehensive income	Ps 612,802	Ps 602,865		Ps 976,216
Accumulated comprehensive income at end of year	Ps 4,278,575	Ps 3,665,773		Ps 3,062,908

(1) Partial effect of inflation accounting on U.S. GAAP.

Reconciliation of Stockholders’ Equity

Stockholder’s equity is reconciled as follows:

		December 31,
		2002	2001

Stockholders equity under Mexican GAAP		Ps 11,843,113	Ps 11,443,372

Approximate U.S. GAAP adjustments: Minority interest	f.	(84,913)	(87,860)
Impact of U.S. GAAP adjustments on minority interests		2,856	702
Deferred income taxes	a.	56,870	29,917
Deferred employee profit sharing	a.	(2,213)	-
Equity in earnings of affiliates	g.	(33,848)	(44,894)
Accrued liability under stock purchase plan	d.	(1,152)	(19,148)
Receivable under stock purchase plan	d.	(314,452)	(318,754)
Total U.S. GAAP adjustments		(376,852)	(440,037)

Stockholders equity under U.S. GAAP		Ps 11,466,261	Ps 11,003,335

Analysis of changes in Stockholders Equity under U.S. GAAP

		2002	2001

Stockholders equity at beginning of year		Ps 11,003,335	Ps 10,613,450
Net income		843,747	880,768
Dividends paid		(120,489)	(122,882)
Reissuance of shares for stock
purchase plan, net		(32,116)	6,950
(Repurchase) reissuance of treasury stock		(2,578)	96,265
Loss from holding non-monetary assets		(230,945)	(261,505)
Change in receivable under stock purchase plan	d.	4,301	(195,381)
Payments to employees under stock purchase plan	d.	1,006	2,068
Change in unrealized gains on valuation of investments	h.	-	(16,398)
Stockholders equity at end of year		Ps 11,466,261	Ps 11,003,335

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

At December 31, the primary components of net deferred tax liability under U.S. GAAP consists of the following:

	2002			2001
	SFAS No.109 Applied to Mexican GAAP Balances	SFAS No. 109 Applied to U.S. GAAP Adjustments	SFAS No. 109 Total	SFAS No. 109 Total
Deferred income taxes: Short-term: Inventories	Ps (1,046,779)	Ps -	Ps (1,046,779)	Ps (1,228,329)
Accrued vacations	7,134	-	7,134	11,275
Tax loss carryforwards	371,178	-	371,178	88,026
Prepaid expenses	-	-	-	(15,903)

Total short-term	(668,467)	-	(668,467)	(1,144,931)

Long-term: Fixed assets	(1,616,090)	-	(1,616,090)	(1,869,368)
Equity investments	-	(192,779)	(192,779)	(170,284)
Seniority premiums	21,224	-	21,224	20,719
Asset tax credit carryforwards	445,136	-	445,136	503,322

Total long-term	(1,149,730)	(192,779)	(1,342,509)	(1,515,611)

Net deferred income tax liabilities	Ps (1,818,197)	Ps (192,779)	Ps (2,010,976)	Ps (2,660,542)

For the year ended December 31, 2002 and 2001, the difference in net deferred tax liabilities between Mexican and US GAAP was as follows:

	Mexican GAAP	U.S.GAAP	Difference
Deferred tax liability:

At December 31, 2001	Ps (2,690,414)	Ps (2,660,542)	Ps 29,872
At December 31, 2002	(2,067,846)	(2,010,976)	56,870
Net Change	Ps 622,568	Ps 649,566	Ps 26,998

	Mexican GAAP	U.S.GAAP	Difference
Deferred tax liability:

At December 31,2000	Ps (2,465,472)	Ps (2,515,086)	Ps (49,614)
At December 31,2001	(2,690,414)	(2,660,542)	29,872
Net Change	Ps (224,942)	Ps (145,456)	Ps 79,486

The net change in the deferred tax liabilities during the year ended December 31, 2002 and 2001, was allocated to the following components:

	Mexican GAAP 2002	U.S. GAAP 2002	Difference

Deferred tax expense :	Ps (83,306)	Ps (56,322)	Ps 26,984
Monetary gain (1)	145,084	145,098	14	(1)
	61,778	88,776	26,998
Gain (loss) from holding non-monetary assets	-	-	-
	Ps 61,778	Ps 88,776	Ps 26,998

(1) Amount included in the "Effect of inflation accounting on U.S. GAAP adjustments".

	Mexican GAAP 2001	U.S. GAAP 2001	Difference

Deferred tax expense :	Ps (328,850)	Ps (261,681)	Ps 67,169
Monetary gain (1)	103,908	111,531	7,623	(1)
	(224,942)	(150,150)	74,792
Gain (loss) from holding non-monetary assets	-	4,694	4,694
	Ps (224,942)	Ps (145,456)	Ps 79,486

(1) Amount included in the "Effect of inflation accounting on U.S. GAAP adjustments".

During, 2002 CCM acquired some companies with tax loss carryforwards. Under Mexican GAAP there is no specific accounting pronouncement that address this type of transaction, therefore; CCM accounted this transaction under EITF 98-11, "Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations", for both Mexican and US GAAP purposes. As of December 31, 2002 CCM recognized a tax asset of Ps371,178 and a deferred credit of Ps291,588.

Under Mexican law, employees’ profit sharing is computed at 10% of the individual income of each of the Company’s subsidiaries. The calculation is based on taxable income adjusted to exclude the effects of inflation and asset restatement. While the employee profit sharing provision is calculated in a similar manner as income taxes, it is classified as an operating expense under U.S. GAAP.

The components of net deferred employee profit sharing liability under U.S. GAAP consist of the following :

	December 31,
	2002	2001
Deferred employee profit sharing: Short-term: Inventories	Ps (10,914)	Ps (8,294)
Accrued vacations	2,229	3,221

Total short-term	Ps (8,685)	Ps (5,073)
Long-term: Fixed assets	(161)	(285)
Seniority premiums	6,633	5,920

Total long-term	6,472	5,635
Total deferred employee profit sharing before reserve	2,213	562
Reserve for employee profit sharing	-	(562)
Total deferred employee profit sharing	Ps 2,213	Ps -

The distribution of the net change in deferred employee profit sharing under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 is provided below:

	2002	2001	2000

Deferred profit sharing income	Ps (2,277)	Ps 9,389	Ps (3,116)
Monetary gain	64	203	721
Gain (loss) from holding non-monetary assets	-	44	(97)
	Ps (2,213)	Ps 9,636	Ps (2,492)

b. Extinguishment of Debt

In 2000 under Mexican GAAP, gain or loss from an extinguishment of debt is recognized in the period of the extinguishment in a separate caption of the income statement of current operations, whereas, under U.S. GAAP, gain or loss from an extinguishment is an extraordinary item.

c. Seniority Premiums and Pension Plan

Under Mexican GAAP, the Company used Bulletin D-3 for measuring the expenses and liabilities for pension plans and seniority premiums for the year 1999. During 2000, the Company adopted SFAS No. 87, "Employer’s Accounting for Pensions" ("SFAS 87") to account for the seniority premium expense.

For US GAAP, SFAS 87 is used to account for the seniority premium and pension plan expenses. The difference between the Company’s application of Bulletin D-3 and SFAS 87 consist of different date of adoption. See Note 10 for further information.

	Year ended December 31,
	2002	2001	2000
Service cost	Ps 11,855	Ps 13,001	Ps 8,467
Interest cost	3,118	4,970	2,000
Actual return on plan assets	(1,039)	(372)	(3,355)
Net amortization and deferral	557	690	1,566
Settlement loss	-	149	24

Net cost under U.S. GAPP	14,491	18,438	8,702
Net cost under Mexican GAAP	(14,491)	(18,438)	(20,892)
Difference to be recognized under U.S. GAAP	Ps -	Ps -	Ps (12,190)

Assumptions used in the calculations of net cost under U.S. GAAP as of December 31, are:

Year ended December 31,
	2002	2001	2000
Weighted average discount rates	3.5%	4.0%	4.0%
Rates of increase in compensation levels	1.0%	1.0%	1.0%
Expected long-term return on assets	5.0%	6.5%	6.5%

The seniority premium and pension plan liabilities as of December 31, 2002 and 2001, under SFAS 87 is as follows:

	2002	2001
Actuarial present value benefit obligations:
Vested benefit obligations	Ps (29,341)	Ps (60,033)
Non-vested benefit obligations	(86,179)	(60,838)
Accumulated benefit obligations	(115,520)	(120,871)
Fair value of plan assets	35,088	29,302
Accumulated benefit obligations in excess of plan assets	Ps (80,432)	Ps (91,569)
Projected benefit obligations	Ps (133,359)	Ps (142,538)
Plan assets	35,088	29,301
Unfunded projected benefit obligations	(98,271)	(113,237)
Unfunded projected benefit obligation to be recognized in future years:
Unrecognized net gain	(12,155)	(9,577)
Unfunded projected benefit obligations to be recognized in the consolidated balance sheet under U.S. GAAP	(110,426)	(122,814)
Accrued cost recognized in the consolidated balance sheet under Mexican GAAP	110,426	122,814
Additional liability under U.S. GAAP	Ps -	Ps -

The assets of the seniority premium and pension plan trusts are invested in equity securities and corporate and government bonds.

The actual investment return of the seniority premium trusts based on fair market values is Ps (1,039) and Ps (372) as of December 31, 2002 and 2001, respectively.

Changes in the plan’s funded status and plan assets during the year ended December 31, 2002 and 2001 were as follows:

	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	Ps 142,538	Ps 129,874
Service cost	14,100	13,001
Interest cost	5,045	4,970
Actuarial losses	(15,955)	3,897
Benefits paid	(12,369)	(9,204)
Benefit obligation at end of year	Ps 133,359	Ps 142,538

Change in plan assets:
Fair value of plan assets at beginning of year	Ps 29,301	Ps 16,027
Creation of a new plan	-	10,514
Actual return on plan assets	2,857	372
Company s contribution	8,263	6,652
Benefits paid	(5,333)	(4,264)
Fair value of plan assets at end of year	Ps 35,088	Ps 29,301

d. Stock Purchase Plan

The Company has a stock purchase plan for key employees as described in Note 12. The Company purchases the required number of shares granted under the terms of the plan in the stock market and deposits them into an employee trust. When the options are exercised the employees may pay the Company an amount based on the exercise price of the option and receive the stock certificates from the employee trust or they may elect to receive the appreciation of the units in cash. At December 31, 2002 and 2001, Ps 314,452 and Ps 315,754, respectively, was recorded under Mexican GAAP reflecting the receivable due from the employee trust for outstanding units under the stock purchase plan. Under U.S. GAAP, this receivable would have been reflected as a reduction in stockholder’s equity as additional treasury stock.

Based on the options available to the Company’s employees and the experience in recent years, the stock purchase plan has characteristics which are in substance similar to stock appreciation rights under U.S. GAAP. Compensation expense for stock appreciation rights is measured at the end of each period as the amount by which the quoted market value of the shares of the Company’s stock covered by a grant exceeds the option price or value specified under the plan and is accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued compensation and compensation gain (expense) in the periods in which the changes occur until the exercise date. During the years ended December 31, 2002, 2001 and 2000, compensation benefit related to the stock purchase plan under U.S. GAAP would have amounted to Ps 16,446, Ps 25,871 and Ps 31,038 respectively.

Amounts paid to employees upon exercise of the stock appreciation rights amounted to Ps 1,007 and Ps 2,067 during the years ended December 31, 2002 and 2001, respectively.

The following table summarizes the activity in treasury stock, under U.S. GAAP, for the three years in the period ended December 31, 2002.

	Units	Ps (Thousands)

Balance at January 1, 2000	742,376	Ps 6,361

Purchases	4,261,573	36,618
Issuance of shares upon exercise of options	(3,908,785)	(36,029)
Balance at December 31, 2000	1,095,164	6,950

Purchases	-	-
Issuance of shares upon exercise of options	(1,095,164)	(6,950)
Balance at December 31, 2001	-	-

Purchases	6,384,196	34,433
Issuance of shares upon exercise of options	-	-
Balance at December 31, 2002	6,384,196	Ps 34,433

e. Effects of Inflation on U.S. GAAP Adjustments

This item represents the inflation adjustment calculated under Bulletin B-10 applied to the changes in monetary assets and liabilities generated by the application of U.S. GAAP to the Company’s financial statements.

Effect of inflation accounting on U.S. GAAP adjustments for the years ended December 31,

	2002	2001	2000
Adjustment relating to:
Deferred income taxes	Ps 14	Ps 7,623	Ps 3,428
Deferred employee profit sharing	64	203	721
Receivable under stock purchase plan and accrued liability under stock purchase plan	355	10,892	13,281

	Ps 433	Ps 18,718	Ps 17,430

f. Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

g. Equity in Earnings of Affiliates

For Mexican GAAP, the Company accounts for its 50% joint venture in Costco de Mexico by the proportional consolidation method. For U.S. GAAP purposes, this investment is treated as an equity investee.

The Company’s net investment in the Costco de Mexico Joint Venture under U.S. GAAP differs from that recorded under Mexican GAAP due to the method of accounting for pre-opening costs and revenue recognition related to membership fees as summarized below:

	December 31,
	2002	2001
Investment in Costco de Mexico joint venture:

Mexican GAAP	Ps 2,315,558	Ps 2,210,694
U.S. GAAP	2,281,710	2,165,800
Adjustment	Ps (33,848)	Ps (44,894)

Condensed financial information for the Costco de Mexico joint venture in accordance with U.S. GAAP is presented below.

	December 31,
	2002	2001
Current assets	Ps 2,603,358	Ps 2,297,269
Non-current assets	4,444,602	4,349,267
Total assets	Ps 7,047,960	Ps 6,646,536
Current liabilities	Ps 1,780,604	Ps 1,639,938
Non-current liabilities	703,937	674,997
Stockholders equity	4,563,419	4,331,602
Total liabilities and stockholders equity	Ps 7,047,960	Ps 6,646,537

	Year ended December 31,
	2002	2001	2000
Revenues	Ps 11,859,184	Ps 11,215,714	Ps 9,907,413
Comprehensive income	326,343	200,514	314,363

h. Basic Income Per Unit and Diluted Net Income Per Unit

In accordance with SFAS No. 128, "Earnings per Share" U.S. GAAP requires disclosures of basic earnings per share by using the weighted average number of units outstanding. Diluted net income per unit differs from basic net income per unit since the weighted average number of units is adjusted to include potential number of additional units that would have been outstanding under the stock purchase plan.

i. Cash Flow Information

Under Mexican GAAP, the Company presents statements of changes in financial position. The changes in the financial statement balances included in this statement constitute the generation and application of resources stated in Pesos of constant purchasing power as of December 31, 2002.

The changes in the financial statement balances included in this statement constitute cash flow activities stated in Mexican Pesos in purchasing power as of December 31, 2002 (including monetary and foreign exchange gains and losses, which are considered cash gains and losses in the constant Mexican Peso financial statements). Under Mexican GAAP, the effect of restatement of prior year’s balance sheet balances to Mexican Pesos of constant purchasing power are reflected in the stated change of the asset or liability in the statements of changes in financial position and the gain from monetary position is presented as a component of operating activities. Included within financing activities in the statements of changes in financial position for notes payable and long-term debt securities are the effects of restating the prior year notes payable and debt securities balances to constant Mexican Pesos.

Under Mexican GAAP, foreign exchange gains or losses are included in the net change in the respective assets and liabilities within resources provided by or used for operating and financing activities. Under U.S. GAAP, foreign exchange gains or losses are presented as an adjustment to reconcile net income to net cash provided by or used for operating activities.

The statement of cash flow presented below is in accordance with SFAS No. 95, "Statement of Cash Flows" ("SFAS 95") and includes the effect of the U.S. GAAP difference for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000

Net income	Ps 843,747	Ps 880,768	Ps 1,320,083
Operating activities:
Adjustments to reconcile net income to resources Provided by (used for) operating activities:
Depreciation and amortization	616,481	625,000	609,295
Seniority premiums	13,515	4,430	8,702
Minority interest	(2,760)	5,603	(6,191)
Deferred income taxes	(88,776)	145,456	(144,839)
Deferred employee profit sharing	2,213	(9,389)	3,116
Equity in earnings of affiliates	(163,173)	(100,258)	(157,182)
Monetary gain	(293,075)	(227,240)	(476,872)
Extraordinary item-gain on extinguishment of debt	-	-	(309)
Unrealized exchange gains	171,362	(25,089)	47,858
Accrued Interest	33,068	22,705	26,820
Unrealized loss on valuation of investments	-	(16,398)	-
Write off of fixed assets	193,689	181,098	133,119
(Benefit) compensation expense of stock purchase plan	(16,446)	(24,470)	(31,039)
	1,309,845	1,462,216	1,332,561

Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	38,958	33,947	9,227
Inventories	7,436	(25,991)	(159,241)
Other accounts and notes receivable	(1,599,261)	(310,032)	96,336
Affiliated companies	906	11,666	(2,438)
Prepaid expenses and other assets	68,762	(64,782)	(89,035)
Increase (decrease) in:
Trade payables	464,610	(462,288)	237,754
Taxes payable	28,959	(80,685)	216,093
Other accrued liabilities	77,146	(58,847)	80,438
	(912,484)	(957,012)	389,134

Net cash provided by operating activities	397,361	505,204	1,721,695

Financing activities:
Short terms bank loans	157,900	332,455	666,606
Repayment of bank loans	(107,847)	(276,748)	(598,504)
Paid in capital from reissuance of treasury stock	2,317	(88,153)	-
Reissuance (repurchase) of treasury stock	(2,578)	184,418	(212,365)
Repurchase of shares for stock purchase plan, net	(34,433)	6,950	(589)
Dividends paid	(120,489)	(122,882)	(116,071)
Net cash (used in) provided by financing activities	(105,130)	36,040	(260,923)

Investing Activities:
Other assets	(115,145)	(249,671)	(109,054)
Decrease in permanent investments		114,367	-
Acquisition of property and equipment, additions to real estate, leasehold improvements and other assets	(537,889)	(871,900)	(1,142,112)
Proceeds from sales of property and equipment	-	38,512	6,340

Net cash used in investing activities	(653,034)	(968,692)	(1,244,826)

Net (decrease) increase in cash and temporary investments	(360,803)	(427,448)	215,946
Effects of inflation on cash at beginning of the year	(98,640)	31,617	(74,439)
Cash and temporary investments at beginning of the year	753,684	1,149,514	1,008,007

Cash and temporary investments at end of the year	Ps 294,241	Ps 753,683	Ps 1,149,514

Net resources provided by operating activities reflect cash payments for interest and income taxes as follows:

	Year ended December 31,
	2002	2001	2000

Interest	Ps 147,910	Ps 167,125	Ps 187,368
Income taxes	119,605	148,918	67,673

j. Disclosure About Concentration of Credit Risk

The Company’s financial statements do not include any financial instruments that represent a significant concentration of credit risk.

k. Disclosure About Fair Value of Financial Instruments

Effective January 1, 2001, for U.S. GAAP purposes, CCM adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended by SFAS No. 137 and SFAS No. 138 and as interpreted by the Derivative Implementation Group (DIG). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

If a derivative instrument qualifies as a fair value hedge under the applicable guidance and is documented as such, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge under the applicable guidance and is documented as such, the effective portion of the hedging instrument’s gain or loss is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative’s fair value change, where that derivative is used in a cash flow hedge, is recorded in current earnings. Classification in the statement of operations of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a cash flow hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statements of operations.

The following methods and assumptions are used to estimate the fair value of financial instruments:

Receivables, Temporary Investments and Short Term Borrowings: The carrying amounts approximate fair value because of the short maturity of those instruments. Values for temporary investments are obtained from quoted market values.

As of December 31, the estimated fair values of CCM’s unsecured notes are as follows:

	2002		2001
	Fair value	Carrying Amount	Fair value	Carrying Amount
Unsecured notes	Ps 925,570	Ps 881,600	Ps 1,055,351	Ps 968,212

Rates currently available to CCM for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

As of December 31, the estimated fair values of the CCM’s financial instruments are as follows:

2002
	Fair Value	Notional Amount
Rate swaps	Ps (28,813)	Ps 738,378

	2002		2001
	Fair Value	Notional Amount	Fair Value	Notional Amount
Currency swaps	Ps 21,280	Ps 207,900	Ps 41,991	Ps 484,106

As of December 31, the estimated fair values of the CCM’s debenture bonds are as follows:

	2002		2001
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Debenture bonds	Ps 626,113	Ps 557,737	Ps 598,454	Ps 558,367

For the years ended December 31, 2002 and 2001, CCM recognized a net gain and a loss of Ps. 49,524 and Ps. 41,991, respectively, reported as "interest net" in the consolidated Statements of Income.

l. Accounting for Debt and Equity Investments

Under Mexican GAAP, temporary investments are carried at market value with unrealized gains or losses recognized in income. Permanent investments are carried at original cost restated utilizing the National Consumer Price Index.

In accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities", the Company has determined that its equity securities should be classified as "available for sale" securities and reported at fair value, with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders equity.

During 2002 and 2001, all the available for sale securities were sold at market value. The difference between the Mexican GAAP and US GAAP results is presented as a reconciliation item of Reconciliation of the Net Income.

m. Lease Revenue

The Company leases retail space in its stores to outside parties under non-cancelable operating leases.

Total rentals included in income for the years ended December 31, 2002, 2001 and 2000 were Ps 131,120, Ps 119,622 and Ps 111,988 respectively.

n. Segment Information

The Company is principally engaged in the operation of supermarkets and mass merchandising stores in Mexico. In addition, the Company also operates Costco de Mexico, a warehouse membership club, as a joint venture with Costco Wholesale Co. (Costco de Mexico Joint Venture).

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

The measurement of profit or loss for each segment is net income. Information under Mexican GAAP on the Company’s reportable segments is provided below:

As of and for the year ended December 31, 2002	CCM group	Costco de Mexico Joint Venture	Other	Eliminations	Total

Revenue from external customers	Ps 24,893,276	Ps 11,868,009	Ps 1,226,031	Ps (5,934,005)	Ps 32,053,311
Inter-segment revenues	217,759	-	-	(217,759)	-
Depreciation and Amortization	598,456	215,679	18,474	(107,840)	724,769
Interest expense	230,123	16,254	662	(8,127)	238,912
Interest income	22,864	30,141	5,205	(15,071)	43,139
Income taxes(1)	4,054	142,556	(5,698)	(71,278)	69,634
Net income	583,113	304,251	53,578	(152,126)	788,816

Long-lived assets	Ps 13,119,578	Ps 4,315,179	Ps 514,006	Ps (2,157,590)	Ps 15,791,173
Significant liabilities	4,767,588	1,550,724	106,725	(775,362)	5,649,675
Capital expenditures	468,033	408,070	70,351	(204,035)	742,419

As of and for the year ended December 31, 2001	CCM group	Costco de Mexico Joint Venture	Other	Eliminations	Total

Revenue from external customers	Ps 28,137,898	Ps 11,244,842	Ps1,187,275	Ps (5,622,421)	Ps 34,947,594
Inter-segment revenues	285,260	-	-	(285,260)	-
Depreciation and amortization	610,777	190,326	16,156	(95,163)	722,096
Interest expense	261,546	17,910	1,257	(8,955)	271,758
Interest income	34,433	35,513	6,523	(17,757)	58,712
Income taxes(1)	194,083	69,787	37,785	(34,894)	266,761
Net income	624,317	306,748	24,836	(153,374)	802,527

Long-lived assets	Ps 13,416,538	Ps 4,060,673	Ps 466,346	Ps (2,030,336)	Ps 15,913,221
Significant liabilities	4,550,847	1,410,192	123,991	(705,096)	5,379,934
Capital expenditures	910,896	447,405	71,031	(223,702)	1,205,630

As of and for the year ended December 31, 2000	CCM group	Costco de Mexico Joint Venture	Other	Eliminations	Total

Revenue from external customers	Ps 28,774,261	Ps 9,941,048	Ps 1,138,067	Ps (4,970,524)	Ps 34,882,852
Inter-segment revenues	254,175	-	-	(254,175)	-
Depreciation and amortization	596,579	135,586	14,650	(67,793)	679,022
Interest expense	251,167	15,553	718	(7,776)	259,662
Interest income	43,063	18,943	5,526	(9,471)	58,061
Income taxes(1)	78,935	(19,333)	13,294	9,666	82,562
Extraordinary gain	309	-	-	-	309
Net income	983,336	360,138	52,974	(180,069)	1,216,379

Long-lived assets	Ps 13,481,300	Ps 3,616,273	Ps 125,924	Ps (1,808,136)	Ps 15,415,361
Significant liabilities	5,287,736	1,334,590	75,586	(667,295)	6,030,617
Capital expenditures	1,051,022	479,890	91,698	(239,945)	1,382,665

(1) Amounts include current and deferred income tax, asset tax and employee’s profit sharing.

Significant liabilities comprise of trade payables. Long-lived assets consist of property, plant and equipment and other assets. The eliminations column refers to the inter-segment lease revenues of the real estate subsidiaries of CCM and the 50% of Costco de Mexico Joint Venture not owned by the Company. No single customer accounts for more than ten percent of the consolidated revenues.

The Company operates in only one geographic segment, Mexico.

o. Condensed Financial Information

The condensed balance sheet and income statement presented below reflect the Costco de Mexico Joint Venture as an equity investment and include the effects of all U.S. GAAP adjustments.

ASSETS
	December 31
	2002	2001
Current assets:
Cash and temporary investments	Ps 286,708	Ps 753,683
Inventories	3,271,183	3,509,564
Other current assets	2,831,947	1,097,622
	6,389,838	5,360,869

Non current assets	13,818,637	14,053,684
Equity in affiliates	2,225,842	2,110,216

Total assets	Ps 22,434,317	Ps 21,524,769

LIABILITIES AND STOCKHOLDERS EQUITY
	2002	2001
Current liabilities	Ps 7,579,938	Ps 6,738,683
Long-term liabilities	3,377,448	3,765,931

Total liabilities	10,957,386	10,504,614

Minority interest	10,670	16,820
Stockholders equity	11,466,261	11,003,335
Total liabilities and stockholders equity	Ps 22,434,317	Ps 21,524,769

	Year ended December 31,
	2002	2001	2000

Net sales	Ps 26,115,554	Ps 29,325,173	Ps 29,912,328

Operating income	692,792	852,473	948,631

Comprehensive financing results	(82,935)	(10,074)	207,342
Equity in earnings of affiliates	163,172	100,257	157,181
Other income	75,955	121,223	-

Income before taxes	848,984	1,063,879	1,313,154

Income tax	(6,929)	(174,013)	6,567
Minority interest	1,692	(9,098)	53
Extraordinary item-extinguishment of debt	-	-	309

Net income	Ps 843,747	Ps 880,768	Ps 1,320,083

p. New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS is effective for exit or disposal activities initiated after December 31, 2002. The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure an amendment of FASB Statement No. 123". SFAS 148 amends FASB Statement No. 123; Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 shall be effective for financial statements for fiscal years ending after December 15, 2002. The Company is presently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

In April 2003, the FASB issued SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for hedging relationships designated after June 30, 2003. All provisions of SFAS 149 should be applied prospectively. The Company is presently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

Independent Auditors’ Report

The Board of Directors and Stockholders
Costco de México, S. A. de C. V.:

We have audited the accompanying consolidated balance sheet of Costco de México, S. A. de C. V. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, stockholders’ equity and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Costco de México, S. A. de C. V. and subsidiaries as of December 31, 2002, and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected stockholders’ equity as of December 31, 2002 and results of operations for the year then ended, to the extent summarized in note 15 to the consolidated financial statements.

KPMG CARDENAS DOSAL, S. C.

José Manuel González Garnica

México, D.F., México
February 17, 2003

COSTCO DE MEXICO, S. A. DE C. V. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2002 and 2001
(unaudited with respect to amounts as of
and for the year ended December 31, 2001)
(Thousand of constant Mexican pesos as of December 31, 2002)
Assets	2002	2001	Liabilities and Stockholders Equity	2002	2001
Current assets:			Current liabilities:
Cash and cash equivalents	$1,109,051	993,546	Trade accounts payable	$1,221,457	1,102,387
Related parties (note 4)	9,042	11,663	Costco Wholesale, Co.	329,267	280,235
Other receivables (note 5)	169,881	118,579	Other liabilities	101,271	131,122
Inventories (note 6)	1,299,269	1,156,836	Accruals (note 9)	116,363	97,266
Prepaid expenses	14,002	1,871	Related parties (note 4)	12,246	14,150
Total current assets	2,601,245	2,282,495	Total current liabilities	1,780,604	1,625,160
Property and equipment, net (note 7)	4,303,635	4,166,566	Pension and seniority premium plans (note 10)	5,410	4,067
Other non-current assets, net (note 8)	11,544	6,976	Deferred income taxes (note 11)	499,295	405,382
			Total liabilities	2,285,309	2,034,609
			Stockholders equity (note 12):
			Capital stock	3,369,269	3,369,269
			Retained earnings	1,702,973	1,398,722
			Cumulative deferred income taxes	(128,209)	(128,209)
			Effect from acquisition of shares of subsidiaries	934,395	934,395
			Equity adjustment for non-monetary assets	(1,247,313)	(1,152,749)
			Total stockholders equity	4,631,115	4,421,428
			Contingent liabilities (note 13)
	$6,916,424	6,456,037		$6,916,424	6,456,037
See accompanying notes to consolidated financial statements.

COSTO DE MEXICO, S. A. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Income
Years ended December 31, 2002, 2001 and 2000
(unaudited with respect to amounts as of
and for the years ended December 31, 2001 and 2000)
(Thousand of constant Mexican pesos as of December 31, 2002)
	2002	2001	2000
Net sales (note 4)	$11,676,959	11,066,570	9,796,315
Membership income	191,050	167,067	134,748
Total income	11,868,009	11,233,637	9,931,063
Cost of goods sold (note 4)	10,398,497	9,864,975	8,757,701
Gross profit	1,469,512	1,368,662	1,173,362
Operating expenses (note 4)	1,127,118	1,073,572	917,790
Operating income	342,394	295,090	255,572
Comprehensive financial results:
Interest income, net	13,887	17,605	1,004
Foreign exchange gain, net	33,244	28,756	15,890
Monetary position gain	49,322	46,835	10,804
Comprehensive financial results, net	96,453	93,196	27,698
Other income, net	7,960	1,330	1,907
Income before taxes	446,807	389,616	285,177
Income and asset taxes (note 11):
Current	48,643	26,857	14,260
Deferred	93,913	56,009	36,742
Total income and asset taxes	142,556	82,866	51,002
Net income	$304,251	306,750	234,175
See accompanying notes to consolidated financial statements.

COSTCO DE MEXICO, S. A. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Stockholders Equity
Years ended December 31, 2002, 2001 and 2000
(unaudited with respect to amounts as of
and for the years ended December 31, 2001 and 2000)
(Thousand of constant Mexican pesos as of December 31, 2002)
				Effect from	Equity
			Cumulative	acquisition	adjustment	Total
	Capital	Retained	deferred	of shares of	for non-monetary	stockholders
	stock	earnings	income taxes	subsidiaries	assets	equity
Balances at December 31, 1999	$1,199,809	857,797	-	-	(872,856)	1,184,750
Capital contribution resulting from acquisition
of shares (note 1)	-	-	-	934,395	-	934,395
Cumulative effect of deferred income taxes	-	-	(128,209)	-	-	(128,209)
Increase in capital stock (note 12)	218,122	-	-	-	-	218,122
Net comprehensive income (note 12)	-	234,175	-	-	(175,551)	58,624
Balances at December 31, 2000	1,417,931	1,091,972	(128,209)	934,395	(1,048,407)	2,267,682
Increase in capital stock (note 12)	1,951,338	-	-	-	-	1,951,338
Net comprehensive income (note 12)	-	306,750	-	-	(104,342)	202,408
Balances at December 31, 2001	3,369,269	1,398,722	(128,209)	934,395	(1,152,749)	4,421,428
Net comprehensive income (note 12)	-	304,251	-	-	(94,564)	209,687
Balances at December 31, 2002	$3,369,269	1,702,973	(128,209)	934,395	(1,247,313)	4,631,115
See accompanying notes to consolidated financial statements.

COSTCO DE MEXICO, S. A. DE C. V. AND SUBSIDIARIES
Consolidated Statements of Changes in Financial Position
Years ended December 31, 2002, 2001 and 2000
(unaudited with respect to amounts as of
and for the years ended December 31, 2001 and 2000)
(Thousand of constant Mexican pesos as of December 31, 2002)
	2002	2001	2000
Operating activities:
Net income	$304,251	306,750	234,175
Add charges to operations not requiring funds:
Depreciation and amortization	215,679	200,742	44,142
Accrual for pension, seniority premium and other post
retirement benefits	1,399	1,113	835
Deferred income taxes	93,913	56,009	36,741
Funds provided by operations	615,242	564,614	315,893
Net (investing) financing from operating accounts	(142,365)	160,573	(42,394)
Funds provided by (used in) operating activities	472,877	725,187	(273,499)
Financing activities:
Proceeds from issuance of common stock	-	1,951,339	218,122
Related parties	-	(1,449,488)	1,449,488
Pension and seniority premium plans	(56)	-	-
Funds (used in) provided by financing activities	(56)	501,851	1,667,610
Investing activities:
Capital expenditures	(323,958)	(672,239)	(1,613,036)
Other assets	(33,358)	(86,129)	(46,065)
Funds used in investing activities	(357,316)	(758,368)	(1,659,101)
Increase in cash and cash equivalents	115,505	468,670	282,008
Cash and cash equivalents:
At beginning of year	993,546	524,876	242,868
At end of year	$1,109,051	993,546	524,876
See accompanying notes to consolidated financial statements.

COSTCO DE MEXICO, S. A. DE C. V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000
(unaudited with respect to amounts as of
and for the years ended December 31, 2001 and 2000)

(Thousand of constant Mexican pesos as of December 31, 2002)

(1) Description of business and significant transactions-

Description of business-

The Company is a subsidiary of Controladora Comercial Mexicana, S. A. de C. V. (a company incorporated in Mexico) and Costco Wholesale Co. (a company incorporated in the United States of America). The Company is the shareholder of a group of service and real estate companies. The main activity of these companies is the management of stores under the commercial name of "Costco". These store chains execute membership agreements, which allow members to access these stores.

Significant transactions-

On December 28, 2000 an agreement for the acquisition of investment in shares of certain subsidiaries of Controladora Costco, S. A. de C. V., an entity under common control by the Company’s stockholders, was entered into in the amount of $1,390,641 ($1,260,200 in nominal value), which generated a capital contribution from the acquisition of shares of subsidiaries of $934,386 ($846,713 in nominal value) for the difference between the cash paid by the Company and the carrying cost of the net asset acquired.

Also on January 18, 2001, the Company acquired from Controladora Comercial Mexicana, S. A. de C. V. the capital stock of Centro Comercial Orbita, S. A. de C. V. amounting to US$23.5 million representing the fair value of the acquired net assets.

(2) Summary of significant accounting policies-

(a) Financial statement presentation-

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which require the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (central bank).

The indexes used in recognizing inflation were as follows:

December 31	NCPI	Inflation
2002	102.9040	5.70%
2001	97.3543	4.40%
2000	93.2482	8.96%
1999	85.5807	12.32%

For purposes of disclosure thousand of pesos or "$" means thousand of Mexican pesos, and dollars means U.S. dollars.

Certain prior year amounts have been reclassified to conform to the 2002 presentation.

(b) Principles of consolidation-

The consolidated financial statements include the financial statements of Costco de México, S. A. de C. V. and those subsidiary companies in which it holds a majority interest (over 50%) and/or has control. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidation was based on the audited financial statements of the issuing companies, which were prepared under Mexican GAAP.

The principal subsidiaries are the following:

Ownership
Inmobiliaria Costco Metropolitana, S. A. de C. V.	99.99%
Inmobiliaria Costco de Queretaro, S. A. de C. V.	99.99%
Inmobiliaria Costco de Mexicali, S. A. de C. V.	99.99%
Inmobiliaria Costco de Jalisco, S. A. de C. V.	99.99%
Inmobiliaria Costco de Leon, S. A. de C. V.	99.99%
Inmobiliaria Costco de Mixcoac, S. A. de C. V.	99.99%
Inmobiliaria Costco de Acapulco, S. A. de C. V.	99.99%
Inmobiliaria CWM, S. A. de C. V.	99.99%
Prestadora de Servicios Costco, S. A. de C. V.	99.99%
Costco Corporativo, S. A. de C. V.	99.99%
Centro Comercial Orbita, S. A. de C. V.	99.99%

(c) Cash equivalents-

Cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments with original maturities of three months or less. At the date of the financial statements, interest income and expense and foreign exchange gains and losses are included in the results of operations, under comprehensive financial results.

(d) Inventories and cost of sales-

Inventories are initially recorded at cost using the retail inventory method, and subsequently adjusted to replacement value, in accordance with Mexican GAAP inflation accounting, not to exceed realizable value.

Cost of goods represents the replacement cost of inventories at the time of sale, increased when applicable for reductions in the replacement cost or net realizable value of inventories during the year, expressed in constant pesos as of the most recent year-end.

(e) Property and equipment-

Property and equipment is initially recorded at acquisition cost and adjusted for inflation by applying NCPI factors.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by management. The annual depreciation rates of the principal asset classes are as follows:

	2002	2001 (unaudited)	2000 (unaudited)
Buildings	3%	3%	3%
Leasehold improvements	5%	5%	5%
Store equipment	10%	10%	10%
Office equipment	20%	10%	17%
Telecommunication equipment	30%	30%	11%
Computer equipment	30%	30%	22%
Transportation equipment	30%	30%	15%

Minor repairs and maintenance costs are expensed as incurred

(f) Other assets-

Other assets include mainly installation, pre-operating, fixture expenses and are stated at cost, adjusted for inflation based on NCPI factors. Amortization is computed on adjusted asset-values using the straight-line method, over the estimated useful lives of each store.

(g) Pension and seniority premium plans-

Pension and seniority premium benefits to which employees are entitled in accordance with the labor law are charged to operations for the year based on actuarial computations of the present value of this obligation. Amortization of prior service cost is based on the estimated service lives of existing personnel. At December 31, 2002, the estimated service life of employees entitled to plan benefits approximates 11 years.

Other compensations to which employees may be entitled, mainly severance, are charged to operations as incurred.

(h) Income (IT) and asset (AT) taxes, and employee statutory profit sharing (ESPS)-

The Company does not consolidate for tax purposes, accordingly the subsidiaries of the Company file separate tax returns. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may be reasonably estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

(i) Inflation adjustment of capital stock, other stockholder contributions and retained earnings-

This adjustment is determined by multiplying stockholder contributions and retained earnings (deficit) by factors derived from the NCPI, which measure accumulated inflation from the dates of origin through the most recent year end. The resulting amounts represent the constant value of stockholders’ equity.

(j) Cumulative deferred income taxes-

Represents the cumulative effect of the adoption of the deferred taxes accounting principle.

(k) Equity adjustment for non-monetary assets-

Represents the difference between the specific price level of inventories and the values determined using factors derived from the NCPI.

(l) Comprehensive financial results (CFR)-

The CFR includes interest income and expense, foreign exchange gains and losses, monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation factors through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

(m) Revenue recognition-

Revenues from the sale of goods are generally recognized upon delivery of the products to the members when the risk of loss is transferred to the customer. Revenues from the memberships are recognized at the time such memberships are sold. The Company deducts returns and discounts from sales.

(n) Business concentration-

The Company’s products are sold to a large number of members without significant concentration with any specific member. The Company provides for an allowance for doubtful accounts based on analyses and estimates made by management.

(o) Contingencies-

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

(p) Impairment of property and equipment and other non-current assets-

The Company evaluates periodically the adjusted values of its property and equipment and other non-current assets, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds discounted cash flows of the asset. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

(q) Use of estimates-

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(3) Foreign currency exposure-

Monetary assets and liabilities denominated in dollars as of December 31, 2002, 2001 and 2000 were as follows:

	Thousands of Dollars
	2002	2001	2000
Current assets	49,461	40,272	19,653
Current liabilities	(42,587)	(33,213)	(24,330)
Net assets (liabilities)	6,874	7,059	(4,677)

The exchange rate of the peso to the dollar, as of December 31, 2002, 2001 and 2000, was $10.40, $9.17 and $9.60, respectively. At February 17, 2003, the exchange rate was $11.05.

Below is a summary of transactions carried out with foreign entities, for the years ended December 31, 2002, 2001 and 2000, excluding imports and exports of equipment:

	Thousands of Dollars
	2002	2001	2000
Purchases	262,517	289,218	176,833
Administrative services	3,787	3,540	3,375
Technical assistance	1,172	1,096	904
Royalties	14	14	-
	267,490	293,868	181,112

(4) Related-party transactions and balances-

Transactions carried out with related parties during the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Sales	$4,792	7,881	-
Purchases	2,595,427	2,742,901	1,950,085
Fees on administrative services received	36,833	513,508	422,367
Fees on technical assistance received	11,883	11,076	9,822
Other	1,081	965	319

Balances receivable from and payable to related parties as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Receivable:
Inmobiliaria Gleznova, S. A. de C. V.	$8,200	433	351
Comercial Mexicana, S. A. de C. V.	657	477	773
Importadora Primex, S. A. de C. V.	185	-	-
Serecor, S. A. de C. V.	-	10,753	-
	$9,042	11,663	1,124
Payable:
Controladora Comercial Mexicana, S. A. de C. V.	$12,246	14,150	12,588
Serecor, S. A. de C. V.	-	-	3,696
Importadora Primex, S. A. de C. V.	-	-	93
Others	-	-	128
	$12,246	14,150	16,505

(5) Other receivables-

Other receivables consist of the following:

	2002	2001	2000
Debtors	$34,748	63,588	56,068
Recoverable taxes	135,133	54,991	119,746
	$169,881	118,579	175,814

(6) Inventories-

Inventories are comprised as follows:

	2002	2001	2000
Finished goods	$1,242,769	1,099,976	1,121,083
Advances to custom agents	8,601	16,958	10,891
Goods in transit	47,899	39,902	30,636
	$1,299,269	1,156,836	1,162,610

(7) Property and equipment-

Property and equipment comprise the following:

	2002	2001	2000
Buildings	$2,211,752	2,101,630	1,874,545
Store equipment	942,999	897,949	832,836
Computer equipment	147,216	116,691	126,217
Carried forward	$3,301,967	3,116,270	2,833,598

	2002	2001	2000
Brought forward	$3,301,967	3,116,270	2,833,598
Telecommunication equipment	45,257	46,632	45,440
Leasehold improvements	39,664	36,566	36,817
Office equipment	11,809	12,010	11,913
Transportation equipment	10,896	10,330	9,123
	3,409,593	3,221,808	2,936,891
Less accumulated depreciation	975,288	782,485	597,154
	2,434,305	2,439,323	2,339,737
Land	1,750,105	1,703,500	1,243,821
Construction in progress	119,225	23,743	22,186
	$4,303,635	4,166,566	3,605,744

(8) Other non-current assets-

Other non-current assets consist of:

	2002	2001	2000
Pre-operating expenses	$145,243	139,993	136,388
Guarantee deposits	3,742	2,554	3,242
Software and other	826	1,446	911
	149,811	143,993	140,541
Less accumulated amortization	138,267	137,017	132,973
	$11,544	6,976	7,568

(9) Accruals-

Accruals at December 31, 2002 include the following:

Bonuses
Balances at December 31, 2001 (unaudited)	$97,266
Increases charged to operations	48,552
Payments	29,455
Balances at December 31, 2002	$116,363

(10) Pension and seniority premium plans-

Costco Corporativo, S. A. de C. V. has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employees individual compensation during the five years prior to retirement. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. Plan contributions during 2002 amounted to $262.

The cost, obligations and other elements of the pension and seniority premium plans, mentioned in note 2(g), have been determined based on computations prepared by independent actuaries at December 31, 2002, 2001 and 2000.

The components of the net periodic cost for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Net periodic cost:
Service cost	$1,301	1,017	781
Interest cost	116	92	73
Variances in assumptions and experience adjustments	(38)	(41)	(28)
Amortization of transition asset	20	10	10
Net periodic cost	$1,399	1,078	836

The actuarial present value of benefit obligations is as follows:

	2002	2001	2000
Accumulated benefit obligation	$4,463	3,162	2,414
Projected benefit obligation (PBO)	$4,489	3,365	2,426
Plan assets at fair value	(262)	-	-
Projected benefit obligation over plan assets	4,227	3,365	2,426
Unrecognized items:
Additional liability	295	-	-
Variances in assumptions and experience adjustments	1,078	763	698
Unamortized transition asset	(345)	(61)	(71)
	5,255	4,067	3,053
Liability in excess	155	-	-
Net projected liability recorded at balance sheets	$5,410	4,067	3,053

Assumptions used in determining the net periodic cost of the plan are as follows:

	2002	2001	2000
Discount real rate (i.e., net of inflation)	3.5%	3.5%	4%
Real rate of compensation increase	1%	1%	1%
Expected return on plan assets	5%	6.5%	6.5%
Amortization period of asset liability	11 years	11 years	11 years

Plan assets consist of fixed and variable rate instruments under a trust fund managed by a committee appointed by the Company.

(11) Income (IT) and asset (AT) taxes, employee statutory profit sharing (ESPS) and tax loss carryforwards-

Under Mexican tax law, companies must pay the greater of IT or AT, of which AT may be recovered over the following ten years. Net tax operating losses may be carried forward for ten years.

At December 31, 2002, income tax attributable to income from continuing operations before IT differed from the amounts computed by applying the Mexican rate of 35% for income tax, as a result of the following:

Computed (expected) tax expense	$156,382
Increase (decrease) resulting from:
Effects of inflation, net	(61,839)
Non-deductible expenses	4,450
Increase in valuation allowance	47,743
Other, net	(4,180)
IT expense	$142,556

For the years ended December 31, 2002, 2001 and 2000, the Company did not incur an expense or benefit for employee statutory profit sharing.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, at December 31, 2002, 2001 and 2000, are presented as shown in the next page.

	IT
	2002	2001	2000
Deferred tax assets:
Accruals	$42,082	43,335	31,191
Net operating tax loss carryforwards	104,429	179,578	287,442
Recoverable AT	138,528	90,785	-
Total gross deferred tax assets	285,039	323,016	318,633
Less valuation allowance	138,528	90,785	-
Net deferred tax assets	$146,511	222,913	318,633
Deferred tax liabilities:
Inventories	441,438	404,892	406,886
Equipment	200,149	221,526	155,808
Other	4,219	1,877	9,063
Total gross deferred tax liabilities	645,806	628,295	571,757
Net deferred tax liability	$499,295	405,382	253,124

The valuation allowance for deferred tax assets as of January 1, 2002 amounted to $90,785. The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was an increase of $47,743 and $90,785, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At December 31, 2002, operating tax loss carryforwards and recoverable AT expire as follows (unaudited):

	Inflation adjusted through June 30,2002
Expiring Year	Operating tax loss carryforwards	Recoverable AT
2003	$ 6,038	1,392
2004	8,611	3,717
2005	3,885	8,493
2006	8,351	3,462
2007	29,101	6,672
2008	135,119	7,261
2009	28,253	13,684
2010	8,687	16,367
2011	8,135	30,134
2012	62,409	47,346
	$298,589	138,528

A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003 to 34% and ending in a rate of 32% in 2005.

(12) Stockholders’ equity-

The principal characteristics of stockholders’ equity are described below:

(a) Structure of capital stock-

At the General Extraordinary Shareholders’ Meetings held on February 3, 1999, the shareholders approved an increase in the variable capital stock of the Company of $132,583 ($102,000 in nominal value).

At the General Extraordinary Shareholders’ Meetings held on May 22 and September 19, 2000, the shareholders approved an increase in the variable capital stock of the Company of $218,122 ($190,370 in nominal value).

At the General Extraordinary Shareholders’ Meetings held on January, 18 and 19, 2001, the shareholders approved an increase in the variable capital stock of $1,441,356 ($1,313,342 in nominal value) and $509,982 ($464,690 in nominal value), respectively.

At the General Extraordinary Stockholders’ meeting held on December 3, 2001, the stockholders agreed to merge Arrendadora Costco S. A. de C. V. (formerly Arrendadora Price Club, S. A. de C. V.) and Costco de México, S. A. de C. V., with the latter being the subsisting entity. This merger was effective as of December 31, 2001.

After the above activity, the Company’s capital stock at December 31, 2002 was represented by 2,522,380,882 common shares fully subscribed and paid with a par value of one peso each, of which 1,000 are classified as fixed capital and 2,522,379,882 as variable capital.

According to the Company’s articles of incorporation, the shares are divided into two Series, "A" and "B". Series "A" shares may be owned only by Mexican entities with majority Mexican ownership. Series "B" shares may be acquired by foreign corporations or individuals.

(b) Comprehensive income-

The Components of Comprehensive income reported in the statements of stockholders’ equity, in accordance with Mexican GAAP, are as follows:

	2002	2001	2000
Net income	$304,251	306,750	234,175
Results from holding non-monetary assets	(94,564)	(104,342)	(175,551)
Comprehensive income	$209,687	202,408	58,624

(c) Restrictions on stockholders’ equity-

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of December 31, 2002, the statutory reserve amounts to $11,611 ($2,372 historical).

Stockholder contributions restated as provided for by the tax law may be refunded to stockholders tax-free, to the extent that the tax such contributions equal or exceed stockholders’ equity.

Retained earnings and other stockholders’ equity accounts on which no income taxes have been paid, are subject to income taxes in the event of distribution, at the rate of 34%, payable by the Company; consequently, the stockholders may only receive 66% of such amounts.

(13) Contingent liabilities-

  The five-year period prior to the most recent income tax return filed is open to governmental tax examination.
  In accordance with the Income Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm’s-length transactions.

  Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.
  There is a contingent liability arising from the labor obligations mentioned in note 2(g).

(14) New accounting pronouncements-

(a) Liabilities, accruals, contingent assets and liabilities, and commitments-

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments". New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9, "Liabilities," and C-12, "Contingencies and Commitments". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

(b) Intangible assets-

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets," effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, "Intangibles," and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible assets recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions under new Bulletin C-8.

This Bulletin also requires that intangibles acquired in a business combination be accounted for at fair value at the date of purchase and be separately reported, unless their cost can not be reasonably determined, in which case, they should be reported as goodwill. Intangible assets and goodwill assets are also subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses in the statements of income.

The Company estimates that the adoption of the new Bulletins C-8 and C-9 will not have a material effect on its financial statements or results of operations.

(15) Differences between Mexican and United States Accounting Principles (US GAAP)-

The consolidated financial statements of the Company, as discussed in note 2, are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). This reconciliation to US GAAP does not include the reversal of the effects of inflation. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost financial reporting for both Mexican and US GAAP purposes.

The principal differences between Mexican GAAP and US GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments than affect net income and stockholders’ equity.

Reconciliation of consolidated stockholders’ equity as of December 31, 2002, 2001 and 2000, is as follows:

	2002	2001	2000
Stockholders’ equity reported under Mexican GAAP	$4,631,115	4,421,428	2,267,682
Approximate US GAAP adjustments for:
Preoperating expenses (a)	(7,766)	(3,813)	(4,285)
Membership fees (b)	(94,803)	(85,978)	(72,038)
Effect on deferred income taxes of US GAAP adjustments (c)	34,873	31,427	26,713
Total approximate stockholders’ equity under US GAAP	$4,563,419	4,363,064	2,218,072

Reconciliation of consolidated net income for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Net income as reported under Mexican GAAP	$304,251	306,750	234,175
Approximate US GAAP adjustments for:
Preoperating expenses (a)	(3,953)	472	(16)
Membership fees (b)	(8,825)	(13,940)	(20,937)
Effect on deferred income taxes of US GAAP adjustments (c)	3,446	4,714	7,334
Approximate net income under US GAAP	$294,919	297,996	220,556
Weighted average shares (in thousands)	2,522,381	2,438,295	639,529
Basic and diluted income per share under US GAAP (in Mexican Pesos)	$0.11	0.12	0.34

An analysis of the changes in stockholders’ equity under US GAAP is as follows:

	2002	2001	2000
Balance at beginning of year	$4,363,064	2,218,072	1,020,510
Increase in capital stock	-	1,951,338	218,122
Capital contribution resulting from acquisition of shares of subsidiaries	-	-	934,395
Results of holding non-monetary assets	(94,564)	(104,342)	(175,511)
Net income under US GAAP	294,919	297,996	220,556
Balance at end of year	$4,563,419	4,363,064	2,218,072

(a) Preoperating expenses-

Under Mexican GAAP preoperating expenses are capitalized until facilities are completed and operations begin. Under US GAAP, such costs are expensed as incurred.

(b) Membership fees-

Under Mexican GAAP, membership payments are generally recognized as income in the period in which payments are received. Under US GAAP, membership fees are amortized to income during the membership term.

(c) Deferred income taxes-

The Company accounts for income taxes under Bulletin D-4 for Mexican GAAP purposes, requiring the determination of deferred income taxes under the asset and liability method of accounting, which is consistent to that of US GAAP under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Amounts included in the reconciliations represent the recognition of deferred income taxes on the US GAAP adjustments.

Additionally, under US GAAP, the deferred amounts for ESPS purposes should be recognized under SFAS 109 using the asset and liability method at the statutory rate of 10% and the related deferred amounts are considered compensation expense for US GAAP. Deferred ESPS effects were not significant.

(d) Supplemental cash flow information under US GAAP-

Under Mexican GAAP, the statement of changes in financial position, which identifies the sources and uses of resources based upon the differences between beginning and ending financial statements captions in constant pesos, requires that the monetary position result and unrealized foreign exchange result be treated as cash items in the determination of resources provided by operations. US GAAP, under SFAS 95, requires a statement of cash flow presenting only cash items and excluding non-cash items. SFAS 95 does not provide any guidance with respect to inflation-adjusted financial statements.

The application of the company’s US GAAP adjustment would not have a material effect on net funds provided by (used in) operating activities, taxes paid during the years ended December 31, 2002, 2001 and 2000 amounted to $494,325, $105,167, $78,533, respectively.