Form 20-F
period 2003-12-31
COMERCIAL MEXICAN HOLDING /ADR
filed 2004-06-30
CIK 882390

As filed with the Securities and Exchange Commission on June 21, 2004
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(x) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 33-44756

Controladora Comercial Mexicana, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Revolución N° 780 Módulo 2

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003 was:

4,005,551,610 B Shares
338,448,390 C Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (of for such shorter period that he registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (x) No ( )

Indicate by check which financial statement item the registrant has elected to follow. Item 17 (x) Item 18 ( )

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
Bylaws
Material Contracts
Legal Proceedings
Exchange Controls and Restrictions on Foreign Investment
Taxation
Documents on Display
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Foreign Exchange Rate Risk
Item 12.	Description of Securities Other than Equity Securities

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

PART III
Item 15.	Controls and Procedures
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accounting Fees and Services

PART IV
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

We publish our Financial Statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in significant respects from generally accepted accounting principles in the United States Of America ("United States"), or U.S. GAAP, and accounting procedures adopted in other countries. The exchange rates used in preparing our Financial Statements are determined by reference as of the specified date to the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de México, S.A. As of December 31, 2003, the Interbank Rate was Ps. 11.232 to U.S.$1.00. See "Item 3. Key Information—Exchange Rate Information." The exchange rates used in translating Pesos into U.S. Dollars elsewhere in this annual report are determined by reference to the Interbank Rate as of December 31, 2003, unless otherwise indicated.

Unless otherwise indicated, (i) information included in this annual report is as of December 31, 2003 and (ii) references to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "Dollars," "U.S. Dollars," "U.S. dollars," "$," or "U.S.$" are to United States dollars.
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present our selected financial data and that of our consolidated subsidiaries. We consolidate our proportionate interest in the results and assets and liabilities of the Costco Mexico joint venture. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements, or Financial Statements. Our Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP and accounting procedures adopted in other countries. Note 17 to the Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net income for the fiscal years ended December 31, 2001, 2002 and 2003 and total stockholder’s equity as of December 31, 2002 and 2003.

In calculating the convenience translations included herein, Pesos are translated into U.S. dollars at an exchange rate of Ps. 11.232 per U.S. dollar, the Representative Rate as of December 31, 2003. These translations should not be construed as a representation that such Peso amounts actually represent U.S. dollar amounts or could be converted into U.S. dollar amounts at the rates indicated.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
(Millions of constant Pesos as of December 31, 2003 and millions of U.S. Dollars) (1)
Income Statement Data
Mexican GAAP:
Net sales	33,956	36,268	36,335	33,326	34,964	3,113
Gross profit	6,529	6,931	6,912	6,537	7,000	623
Selling and administrative	5,219	5,659	5,783	5,581	5,594	498
Operating income	1,309	1,272	1,129	956	1,405	125
Integral results of financing :
Interest expense	(287)	(269)	(283)	(248)	(368)	(33)
Interest income (2)	97	60	61	45	43	4
Foreign-exchange gain (loss), net	104	(59)	25	(227)	(100)	(9)
Loss (gain) in forward agreement			(44)	51
Gain from monetary position	703	521	251	318	239	21
Other income (expense), net (3)	(173)	(164)	(19)	5	62	6
Provisions for:
Income and asset taxes	(166)	(151)	(42)	(128)	(96)	(9)
Employees profit sharing	(8)	(14)	(2)	(8)	(5)
Deferred income tax and gain on monetary position through the initial deferred income tax effect.		(77)	(234)	64	(140)	(12)
Interest of minority stockholders in results of subsidiaries	(7)	(8)	(9)	(7)	(8)	(1)
Net income	1,570	1,264	834	820	1,032	92
Net income per BC Unit and B Unit (4)	1.46	1.16	0.79	0.76	0.96	0.1
Net income per GDS (6)	29	23.4	15.74	15.22	19.2	1.71
Dividends per BC Unit and B Unit (4)	0.11	0.11	0.11	0.11	0.11	0.01
Dividends per GDS (5)	2.26	2.11	2.35	2.32	2.2	0.2
Weighted average Units and B Units outstanding (millions)(4)	1,081	1,080	1,061	1,078	1,080
U.S. GAAP (7):
Net sales	29,833	31,101	30,489	27,153	28,372	2,526
Net income	1,615	1,372	915	878	789	70
Net income per BC Unit and B Unit (4)	1.5	1.27	0.86	0.81	0.73	0.06
Net income per GDS (5)	29.71	25.41	17.25	16.28	14.61	1.3
Balance Sheet Data
Mexican GAAP:
Cash and temporary investments	1,228	1,471	1,303	893	1,219	109
Current assets	7,205	7,081	6,729	7,683	8,777	781
Property, plant and equipment, net	15,114	15,627	16,162	15,943	16,499	1,469
Total assets	22,792	23,228	23,274	24,101	25,727	2,291
Short-term debt (7)	391			164
Long-term debt 7)	1,639	1,985	1,889	1,821	2,102	187
Total liabilities	9,352	11,894	11,376	11,788	12,625	1,124
Minority interest	115	93	91	88	93	8
Majority stockholders’s equity	13,324	11,242	11,806	12,225	13,010	1,158
U.S. GAAP: (6)
Total assets	22,906	23,644	22,380	23,325	24,670	2,196
Total liabilities	12,535	12,609	10,922	11,392	12,153	1,082
Stockholders’s equity	10,371	11,034	11,440	11,921	12,517	1,114
Other Data
Mexican GAAP:
Depreciation and amortization	628	706	751	754	677	60
Capital expenditures (8)	1,088	1,438	1,253	772	1,536	137
Interest expense	(288)	(269)	(283)	(248)	(368)	(33)
Total debt/capitalization	0.15	0.17	0.17	0.17	0.16
Working capital (10)	(469)	(206)	166	(20)	580	52

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
Operating Information
Store Information (11):
Food sales (12)	64.00%	63.30%	63.30%	64.90%	66.30%
Non-food sales (12)	36.00%	36.70%	36.70%	35.10%	33.70%
Average annual sales per store (millions)(13)	237	243	241	229	236	21
Sales per retail square foot (thousands)(13)	3.5	3.53	3.46	3.21	3.16	0.3
Sales per operating employee (thousands)(13)(14)	1,363	1,320	1,519	1,392	1,446	128.8
Same store sales growth (16)	0.3%.	2.60%	(3.30%)	(10.30%)	0.30%
Stores:
Operating at end of period	158	167	172	170	175
Opened	5	16	7	3	8
Closed	1	7	2	5	3
Remodeled (16)	9	10	14	12	9
Total retail square feet at end of period (thousands)(17)	10,713	11,552	11,998	12,098	13,037
Number of employees (at end of period)	32,007	35,332	31,955	32,993	33,557
Number of operating employees	27,581	30,946	27,151	27,947	28,518
Restaurant Information:
Restaurants operating at end of period	39	46	50	55	59
Total restaurant seats at end of period	8,654	10,320	11,228	12,293	13,197

Notes to Selected Consolidated Financial and Operating Information

(1)	Except Unit and B Unit data and operating information, percentages and ratios.
(2)	Interest income includes our income from interest-bearing temporary investments and our net gain or loss on the market value of our temporary investments. In 1999 and 2000 interest income additionally includes gains of Ps. 1.0 million and Ps. 0.3 million respectively (for 2001 there is none) from the repurchase and cancellation of Senior Notes at a discount price.
(3)	Includes miscellaneous income, net, revenues received from maintenance income, and negative goodwill from the acquisition of Auchan,, as well as a special item from change in amortization of preopening costs in 2000 and 2001, write-offs of fixed assets not compliant with the Y2K issue. For the year ended December 31, 2001, also includes gain in permanent investment sales.
(4)	After giving effect to the Restructuring, including the split of each B Share into three B Shares and the subsequent distribution of one C Share or one B Share in respect of every three B Shares, as a result of which shareholders now hold Units and B Units. Amounts do not include shares held in treasury.
(5)	Each GDS represents 20 Units.
(6)	See Note 17 to the Financial Statements.
(7)	See Note 7 to the Financial Statements.
(8)	Capital expenditures for all periods exclude amounts contributed by Costco to the Costco Mexico joint. See Item 4. Information on the Company.
(9)	Net debt is total debt less cash and temporary investments.
(10)	Working capital is current assets minus current liabilities.
(11)	Store information relates to all of our stores, including those operated through joint ventures (calculated on the basis of 100% of the sales from the Costco de Mexico stores). The information does not include our restaurants.
(12)	Food sales include sales of basic groceries and perishables. Non-food sales include sales of general merchandise and clothing.
(13)	In computing sales per retail square foot for a period, we divide total store sales for the full period by the aggregate retail square footage at the end of such period. Accordingly, stores that are opened for less than the full period have the effect of decreasing store sales per retail square foot, and stores that are closed prior to the end of the full period have the opposite effect. Similarly, in computing average annual sales per store, we divide total store sales for the full period by the number of stores at the end of the period, and in computing sales per operating employee, we divide total store sales for the full period by the number of operating employees at the end of the period .
(14)	Includes all employees at our stores other than administrative employees and employees of our restaurants.
(15)	Calculated by comparing sales at stores during a period against sales at the same stores during the prior period, using only those same months in each period during which the same stores were open and using constant Pesos.
(16)	Includes conversions of stores from one format to another format.
(17)	Retail square feet includes areas for cashiers, which constituted approximately 8.3% of the total selling area of our stores at December 31, 2002.

Dividends

The table below sets forth the nominal amount of preferential dividends per Unit paid in April 5, 2001 in respect of the fiscal year ended December 31, 2000; paid on April 11, 2002 in respect of the fiscal year ended December 31, 2001 and paid on April 3, 2003 in respect of the fiscal year ended December 31,2002. Peso amounts have been translated into U.S. dollars at the exchange rate on each of the respective payment dates.

During our last general stockholders meeting on March 31, 2004 our stockholders approved a dividend of Ps. 0.1115 for each Unit, in a single payment which was made to holders of record on April 15, 2004.

In respect of	Dividend In nominal pesos per Unit
2001	Ps. 107
2002	Ps. 107
2003	Ps. 107
2004	Ps. 1115

Exchange Rate Information

Exchange Rates
Mexico abolished its exchange control system on November 11, 1991. Prior to December 1994, the Mexican central bank, or Banco de México, kept the Peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. On December 21, 1994, the Mexican Government announced its decision to suspend its policy of intervention by Banco de México and to allow the Peso to float freely against the U.S. Dollar. Factors contributing to the decision included the growing size of Mexico’s current account deficit, the declining level of Banco de México’s foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty. See "Item 3. Key Information—Risk Factors—Risk Factors Relating to Mexico" and "Item 5. Operating and Financial Review and Prospects." The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 the peso fell more slowly and was less volatile. Relative stability characterized the foreign exchange markets during the first three quarters of 1997. The fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997, marked the beginning of a period of increased volatility in the foreign exchange markets with the peso falling over 10% in just a few days. During 1998, the foreign exchange markets experienced volatility as a result of financial crises in Asia and Russia and financial turmoil in countries such as Brazil and Venezuela.

The following table sets forth, for the periods indicated, the period-end, average high and low noon buying rate as published by the Federal Reserve Bank of New York, or the Noon Buying Rate, expressed in nominal Pesos per U.S. Dollar.

	Noon Buying Rate (1)
Year Ended December 31,	Period End	Average (2)	High	Low
1997	8.06	7.9	8.6	7.5
1998	9.9	9.29	10.54	8.04
1999	9.5	9.55	10.6	9.24
2000	9.62	9.34	10.09	9.18
2001	9.16	9.34	9.97	8.95
2002	10.39	9.74	10.39	9
2003	11.24	10.79	11.41	10.11
Month Ended: December 2003	11.24	11.25	11.41	11.17
2004: January	11.01	10.92	11.1	10.81
February	11.06	11.03	11.25	10.91
March	11.18	11.01	11.23	10.92
April	11.4	11.27	11.43	11.16
May	11.41	11.52	11.64	11.38
June (through June 11, 2004)	11.37	11.4	11.49	11.34

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

Risk Factors Relating to Developments in Mexico

Economic and Political Developments in Mexico and Elsewhere May Adversely Affect Our Business.
Most of our operations and assets are located in Mexico. As a result, our business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates and political, social and economic developments in Mexico and elsewhere.

Mexican has Experienced Adverse Economic Conditions.
We are a Mexican company with all our consolidated assets located in Mexico and all our consolidated net sales derived from Mexico. As a result, our business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates and political, social and economic developments in Mexico.

The Mexican government has exercised and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities, in general, and on us, in particular, and on market conditions, prices, and returns on Mexican securities, including our securities.

The level of manufacturing activity in Mexico has in the past been affected by prevailing conditions in the Mexican economy, and domestic demand (including domestic demand for the Company’s products) has been and is, to a significant extent, vulnerable to economic downturns in Mexico. In addition, the Company’s financial condition, liquidity (including its ability to obtain financing) and prospects have been and are expected to continue to be affected by prevailing economic conditions in Mexico, particularly downturns in the Mexican economy and changes in government policies, including public spending on infrastructure projects.

In December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment In addition, the financial crises in 1998 and early 1999 in Asia, Russia and Latin America resulted in instability in the foreign exchange markets and international financial markets. These events resulted in limited liquidity for the Mexican government and for local corporations as well as an increase in interest rates in Mexico.

The recent economic and financial crises in Argentina and recent civil and political unrest in Venezuela could produce similar results. Although the Mexican economy declined by 0.3% in 2001, the Mexican economy grew by 0.9% in 2002 and by 1.3% in 2003.

Beginning in January 2001, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in GDP. In 2001, Mexico’s GDP shrank by 0.3% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the peso appreciated 4.6% in value (in nominal terms) relative to the U.S. dollar. During 2002, as the United States and global economic slowdown continued, the Mexican real GDP growth rate was 0.9%, the inflation rate was 5.7%, interest rates on 28 day CETES averaged 11.3% and the peso devalued 13.8% (in nominal terms) relative to the U.S. dollar. During 2003, the Mexican real GDP growth rate was 1.3%, the inflation rate was 3.97%, interest rates on 28 day CETES averaged 6.06% and the peso devalued 8.1% (in nominal terms) relative to the U.S. dollar.

Although these inflation rates tend to be lower than Mexico’s historical inflation rates, Mexico’s current level of inflation remains higher than the annual inflation rates of its main trading partners, including the U.S. The GDP in Mexico is expected to grow by approximately 3.0% to 3.5%, while inflation is expected to be less than 4.0%, in 2004. We cannot assure you that these estimates will prove to be accurate.

Overview of the Mexican Economy in 2003
During 2003, Mexico’s Gross Domestic Product increased by 1.3% in real terms, as compared with 2002. The financial services, the electricity, gas and water sector decreased by 4.3%, and the transportation, storage and communications sector grew by 3.3%, each in real terms. The construction sector grew by 3.4%, and the community, social and personal services sector grew by 0.5%, each in real terms. The mining, petroleum and gas sector grew by 3.7%, the agriculture, livestock, fishing and forestry sector and the commerce, hotels and restaurants sector each grew by 1.3%, and the manufacturing sector decreased by 2.0%, each in real terms. During 2003, the commercial sector (defined by ANTAD as Retailers, Department Stores and other types of stores) grew 5.4%, which was substantially higher than the 1.3% growth in 2002.

Inflation during 2003 was 3.97%, as compared to 5.70% during 2002. Inflation during the First Quarter 2004 was 1.0%, compared to 1.3% inflation of the First Quarter 2003.

During 2003, interest rates on 28-day CETES averaged 6.06% and interest rates on 91-day CETES averaged 6.18%, as compared with average rates on 28-day and 91-day CETES of 7.08% and 7.44%, respectively, during 2002.

Mexico’s Economic Outlook for 2004
In 2004, Mexico’s business and economic environment will be on the track of a gradual and constant improvement. The 2004 outlook points to a 3.2% GDP growth, although still below the economy’s potential. The exporting sector will continue to boost manufacturing production, even though its benefit will be limited. In the domestic market financial stability and inflation control will be the key for private consumption expansion. The Mexican government’s economic policy emphasizes public sector growth and a reduction in government spending. Mexico is also experiencing steady but modest gains with respect to its employment rate.

Developments in other Emerging Market Countries May Affect US and the Prices of our Securities
The world economy has not yet recovered from its slowdown, although there was a slight recovery in 2003. The developed countries, most notably the United States of America, are expected to lead the recovery and to provide a stimulus to the rest of the world. The world economy was beset by heightened geopolitical uncertainties, such factors continue to pose a risk to global economic growth.

In particular, Argentina’s insolvency and recent default on its public debt, which deepened the existing financial, economic and political crises in that country, could adversely affect Mexico, the market value of our securities or our business. The recent Argentine President, Eduardo Duhalde, took office on January 6, 2002 in the midst of significant political unrest after a series of interim presidents and administrations took office following the resignation of President Fernando de la Rúa in December 2001. On May 15, 2003, a new president, Néstor Kirchner, took office in Argentina and is expected to retain the same economy minister and continue the fiscal and monetary policies initiated by President Duhalde. The recent devaluation of the Argentine peso will have a material adverse effect on Argentina and presents risks that the Argentine financial system may collapse and that substantial inflation may occur. The rapid and radical nature of changes in the Argentine social, political, economic and legal environment have continued to create significant uncertainty. To the extent that the new Argentine government is unsuccessful in preventing further economic decline, this crisis may adversely affect Mexico, the price of our securities or our business.

In addition, on April 12, 2002, following a week of strikes, demonstrations and riots, Venezuelan President Hugo Chávez was forced to resign from office by Venezuela’s military commanders in an attempted coup d’etat. Although Mr. Chávez was restored to power on April 14, 2002, the political and economic future of Venezuela remains uncertain. More recently, an ongoing nationwide general strike that began in December 2002 has caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. In response to the general strike and in an effort to shore up the economy and control inflation, in February 2003 Venezuelan authorities imposed foreign exchange and price controls on specified products. Economic predictions for 2004 have fallen; this has led to increasing social instability and new massive public demonstrations against President Chávez. President Chávez has agreed to permit a recall election to take place, the date of which has yet to be determined. We cannot predict what effect, if any, these events will have on the economies of other emerging market countries, Mexico, the price of our securities or our business.

The September 11, 2001 Terrorist Attacks on the U.S. and More Recently the U.S. Invasion of Iraq, Have Negatively Affected Industry and Economic Conditions Globally, and These Conditions Have Had, and May Continue to Have, a Negative Effect on Our Business.

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

Expansion. Changes in the general business and economic conditions in our operating regions, including the rate of inflation, population growth, and employment and job growth in the markets in which we operate may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect our expected growth. Moreover, general economic changes may also affect the shopping habits of our customers, which could affect our expansion plans for the following years. We currently intend to fund substantially all of our 2004 capital expenditures primarily with cash flows from operations. Although we believe that sufficient financing will be available to us, there can be no assurance that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing.

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit our Ability and Others and to Convert Pesos into U.S. Dollars or Other Currencies and/or Adversely Affect Our Financial Condition.
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

High Inflation Rates in Mexico May Decrease Consumer Demand for Our Goods While Increasing Our Costs.
In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, or the NCPI, 4.4% for 2001, 5.7% for 2002, 3.97% for 2003, and 1.0% for the three month period ended March 31, 2004. High inflation rates can adversely affect our business and results of operations in the following ways:

• inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our products;

• to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms; and

• if the rate of Mexican inflation exceeds the rate of devaluation of the Peso against the U.S. Dollar, our U.S. Dollar-denominated sales will decrease in relative terms when stated in constant Pesos.

High Interest Rates in Mexico Could Increase Our Financing Costs.
Mexico has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 11.3%, 7.08%, 6.06% and 6.28 % for 2001, 2002, 2003 and the three month period ended March 31, 2004. Accordingly, if we need to incur Peso-denominated debt in the future, it will likely be at high interest rates.

Political Events in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition and Results of Operations
In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition party, the Partido Acción Nacional, or the National Action Party, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional, or the Institutional Revolutionary Party. President Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, the continuing weakness in the Mexican economy combined with recent political events has slowed economic reform and progress. In elections in 2003, the political party of Mexico’s President Vicente Fox lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox’s ability to implement his economic reforms. During 2004, there will be elections for approximately one-third of Mexico’s 32 states. National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal policy, electricity, social security and oil have not been and may not be approved. The effects on the social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures.
Mexico’s federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our products. Approval of the Mexican Antitrust Commission is required for us to acquire and sell significant businesses or enter into significant joint ventures. The Mexican Antitrust Commission may not approve any proposed future acquisition or joint venture that we may pursue. See "Information on the Company — Business Overview."

At the end of 2003 the main retail Companies in México, CCM, Gigante and Soriana started with the Synergy project, which is basically an association created to improve the purchase procurement for the three companies. As an initial step, the Mexican Antitrust Commission gave a preliminary approval, however at the beginning of the year the Commission suspended the decision as three out of the five vocal members voted in favor of the suspension of the project. Today, the three retailers have presented additional information and follow a reconsideration in order to achieve the final authorization for this association. The final rule will be announced over the next months

The Protections Afforded To Minority Shareholders In Mexico Are Different From Those In The United States.
In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we recently amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to insure that our corporate governance procedures are substantially similar to international standards. See “Other Information — Mexican Securities Market Law” and “— Bylaws — Other Provisions.” Notwithstanding these amendments, under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or principal shareholders than it would be for shareholders of an U.S. company.

Risk Factors Relating to the Company

We Participate In A Very Competitive Market And Increased Competition May Adversely Affect Our Business. The retail industry in Mexico is highly competitive. We face strong competition from other national and international operators of supermarket and retail stores, including Walmex (formerly Cifra), Carrefour and Gigante. All of the foregoing stores owned by third parties compete with our stores. The Costco membership warehouses face competition from Sam’s Club, a self-service warehouse club owned by Walmex. We expect that other United States and international retailers may enter the market in Mexico in the future either through joint ventures or directly. We also compete with numerous local and regional supermarket and self-service store chains, as well as small, family-owned neighborhood stores and street markets, in each region in which we do business. In addition, several of our stores, which are located in the same shopping areas, compete with each other. The restaurant business in Mexico is also highly competitive, and Restaurantes California compete with numerous regional and national fast-food restaurant chains, local restaurants and street merchants. There can be no assurance that our performance will not be adversely affected by increased competition, whether resulting from these or other sources. See "Item 4. Information on the Company—Business Overview—Competition."

Our Growth Strategy is Dependent Upon the Continued Improvement of the Mexican Economy.
A major component of our future growth is expected to come from adding new stores (including Costco membership warehouses) and restaurants and remodeling existing stores. Our ability to resume our expansion and remodeling plans as provided in our current business plan and our returns on our investment in expansion and remodeling are dependent to a significant extent on the continued improvement of Mexico’s economic performance. Even following the continued recovery of the Mexican economy, there can be no assurance that we will be able to open or remodel the number of stores (including Costco membership warehouses) and restaurants currently intended, whether because of economic conditions, availability of financing, availability of suitable and affordable sites, the ability to attract and retain certain qualified employees or otherwise. See "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company."

Our Joint Venture With Costco Mexico is Jointly Controlled and is Subject to Termination in Certain Circumstances.
The Costco Mexico joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between Costco and the Costco Mexico joint venture. In addition, the affirmative vote of at least two of the three directors appointed by each of Costco and us to the Costco Mexico joint venture board of directors is required to approve significant decisions regarding the joint venture, including among other things, certain revisions to the joint venture business plan, obligations or acquisitions of the estate or certain other assets not otherwise provided for in the business plan or the removal of the management personnel appointed by Costco. Furthermore, certain significant decisions also require the approval of both members of an executive committee, which consists of our chief executive officer, and that of Costco. Accordingly, although we expect Costco membership warehouses to be an important part of our future growth, we do not have sole control over the growth and operation of the Costco membership warehouse format. In addition, the Costco Mexico joint venture is subject to termination in certain circumstances. See "Item 4. Business Overview—Retail Store Formats."

There Are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause our Financial Statements to Differ in Certain Respects from U.S Issuers.

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, we prepare our Financial Statements in accordance with Mexican GAAP, which differ from U.S. GAAP and accounting procedures adopted in other countries in a number of respects. For example, most Mexican companies, including us, must incorporate the effects of inflation directly in accounting records and in their published Financial Statements. Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. Note 17 to our Annual Financial Statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net income and total stockholders’s equity.

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

Approximately 69.3% of our outstanding B Units, the class of capital stock that is entitled to elect a majority of our Board of Directors and the only class of capital stock entitled to vote on other general corporate matters, is beneficially owned, directly or indirectly by a trust the beneficiaries of whom are members of the Gonzalez Family. As our controlling shareholder, this trust controls our business through its power to elect a majority of our Board of Directors and to determine the outcome of almost all actions that require shareholder approval. For example, the trust has the ability to cause us to declare dividends. The principal grantor and beneficiary of this trust is a corporation owned by the Gonzalez family. For a description of this trust see the section “The Scotiabank Trust”. In addition to their indirect ownership interest in our company, Mr. Carlos Gonzalez Nova, Mr. Guillermo Gonzalez Nova, Mr. Jaime Gonzalez Nova, Mr. Carlos Gonzalez Zabalegui, Ms. Elena Gonzalez Guerra, and Mr. Pablo Gonzalez Guerra serve as our directors. Mr. Guillermo Gonzalez Nova also serves as our Chairman of the Board, and Mr. Carlos Gonzalez Zabalegui serves as our Chief Executive Officer. See “Major Shareholders and Related Party Transactions -Principal Shareholders” and “Directors, Senior Management and Employees.”

Forward-Looking Statements

Some written information and oral statements made or incorporated by reference from time to time by CCM, or its representatives in this annual report, other reports, filings with the Securities and Exchange Commission, press releases, conferences, or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are subject to various risks and uncertainties, include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievement, and may contain forward-looking terminology such as "anticipate," "believe," "continue," "expect," "estimate," "project," "will," "will be," "will continue," "will likely result," "may," "plan," or words or phrases of similar meaning. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed by CCM with the SEC and include, among others, the following:
· Our ability to achieve sales and earnings-per-share goals will be affected primarily by: industry consolidation; pricing and promotional activities of existing and new competitors, including non-traditional competitors.
· Our efforts to meet our working capital reduction targets could be adversely affected by: increases in product costs; our ability to obtain sales growth from new square footage; competitive activity in the markets in which we operate; changes in our product mix; and changes in laws and regulations.
· Our ability to generate operating cash flow to the extent expected could be adversely affected if any of the factors identified above negatively impacts our operations, or if any of our underlying strategies, including those to reduce shrink and SG& A and to increase productivity, are not achieved.
· Consolidation in the retail industry is likely to continue and the effects on our business, favorable or unfavorable, cannot be foreseen.
· The retailing industry continues to experience fierce competition from other retailers, supercenters, clubs or warehouse stores, mom and pop stores and others. Our continued success is dependent upon our ability to compete in this industry and continue to reduce operating expenses, including managing salaries and corporate expenses. While we believe our opportunities for sustained, profitable growth are considerable, unanticipated actions of competitors could impact our sales and net income.
· Changes in laws and regulations, including changes in accounting standards, taxation requirements, and environmental laws may have a material impact on our financial statements.
· Changes in the general business and economic conditions in our operating regions, including the rate of inflation, population growth, and employment and job growth in the markets in which we operate may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect earnings and sales growth. General economic changes may also affect the shopping habits of our customers, which could affect sales and earnings.
· Our capital expenditures could differ from our estimate if we are unsuccessful in acquiring suitable sites for new stores, if development costs vary from those budgeted, or if our logistics and technology projects are not completed in the time frame expected or on budget.
· Depreciation and amortization expenses may vary from our estimates due to the timing of new store openings.
· Interest expense will vary with changes in capital markets and the amount of debt that we have outstanding. Although we use derivative financial instruments to manage our net exposure to financial risks, we are still exposed to interest rate fluctuations and other capital market conditions.
· We cannot fully foresee the effects of the general economic downturn on CCM’s business. We have assumed economic and competitive situations will not change significantly for 2004.
· Other factors and assumptions not identified above could also cause actual results to differ materially from those set forth in the forward-looking information. Accordingly, actual events and results may vary significantly from those included in or contemplated or implied by forward-looking statements made by us or our representatives.

The risks summarized above are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all of these risk factors, nor can it assess the impact of all of these risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors and analysts should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, when considering forward-looking statements, you should keep in mind the factors described in "Item 3. Key Information—Risk Factors" and other cautionary statements appearing in "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report.

The predictive and forward-looking statements in this annual report may not come true and are made under the SEC’s disclosure safe harbor. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

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

We trace our history to 1944 when Antonino González Abascal and his son founded their first store in Mexico City, which sold primarily textiles. The first combination supermarket/general merchandise store under the name Comercial Mexicana was opened in Mexico City in 1962, and 20 additional stores were established during the 1970’s. During the 1980’s we continued to expand through the acquisition of the Sumesa chain in 1981 and with 51 Comercial Mexicana store openings. The first Restaurante California commenced operations in 1982, and the first Bodega opened in 1989. We entered into the Costco Mexico joint venture in June 1991, and the initial Costco Mexico opened in February 1992. In 1993, we introduced the Mega format to take advantage of the perceived potential of the supercenter and hypermarket formats. CCM was fully owned by the González family until April 1991, when shares of capital stock of CCM were listed in the Mexican Stock Exchange and offered publicly in Mexico. In 1996, GDSs representing shares of capital stock of CCM were listed on the New York Stock Exchange and the GDSs and the underlying shares were offered publicly in Mexico, the United States and elsewhere outside of Mexico.

Our deed of incorporation was executed on December 9, 1988 and we were registered in the Public Registry of Commerce in Mexico City on February 21, 1989, under the number 60562. The term of the Company is 99 years beginning on May 11, 1989.

Capital Expenditures

Capital expenditures reflect our strategy of growth through expansion and acquisition as well as our emphasis on self-development and ownership of real estate, and on logistics and technology improvements. Continued capital spending in technology focusing on improved store operations, logistics, manufacturing procurement, category management, merchandising and buying practices, should reduce merchandising costs as a percent of sales. For fiscal 2004, we expect capital spending to be approximately $180 million. We intend to use the combination of cash flow from operations, including reductions in working capital to finance capital expenditure requirements.

The following table sets forth our capital expenditures for each of the three years ended December 31, 2001, 2002, 2003 and the budgeted capital expenditures for 2004:

	Year ended December 31(1),
	2001	2002	2003	2004 (2)
(Millions of constant Pesos as of December 31, 2003, except for 2004 amounts which are in nominal Pesos)
Real estate	614.2	328.2	575.7	782.6
Store fixture (3)	617	427.6	896.1	1,218.00
Information systems	22.2	16.1	64.2	87.3
Total	Ps. 1,253.5	Ps. 771.9	Ps. 1,536.0	Ps. 2,087.9

(1) Capital expenditures exclude Ps. 287.0 in 2001 , Ps. 212.0 in 2002 and Ps. 325.8 in 2003 contributed by Costco to the Costco Mexico joint venture.
(2) Represents budgeted amounts for the year ending December 31, 2004.
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

The capital expenditures of Ps. 1,536.0 million in 2003 were funded with cash generated from operations. Our plans for 2004 are contingent primarily upon the economic situation in Mexico and our ability to generate sufficient cash flow to fund such expenditures. Depending upon these conditions, our goal is to open or commence construction on an aggregate of up to 13 stores and 4 restaurants in 2004, and to remodel 12 units.

We currently intend to fund substantially all of our 2004 capital expenditures primarily with cash flows from operations. Although we believe that sufficient financing will be available to us, there can be no assurance that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing. Costco is responsible for funding 50% of the cost of the new Costco membership warehouses. See "Item 4. Information on the Company—Property, Plant, and Equipment" and "Item 3. Key Information—Risk Factors—Factors Relating to the Company—Growth Strategy Dependent Upon Continued Improvement of Mexican Economy."

Business Overview

General
CCM is a holding company, which, through its subsidiaries, operates one of the largest retail company in Mexico, as measured by net sales in 2003, as well as a chain of family restaurants. In addition, we own a 50% interest in the Costco Mexico joint venture with Costco of the United States, which operates a chain of warehouse clubs in Mexico. Our retail operations sell a wide variety of food items, including basic groceries and perishables, and non-food items, which include general merchandise and clothing, with food items representing 66.3% of our total sales in 2003. At December 31, 2003, we had 175 stores operating under five retailing formats (including stores operated by the Costco Mexico joint venture) with a total selling area of approximately 13.0 million square feet, concentrated primarily in the Mexico City metropolitan area and the central Mexico region, including Guadalajara, or the Central Region.

The Mexican retail sector is fragmented and consumers are served by a number of formats, including traditional formats such as independent grocery stores and food specialists, modern formats such as supermarkets, hypermarkets and department stores, as well as informal outlets such as street vendors and markets. We believe that there is considerable potential for growth as the Mexican retail sector continues its process of modernization. We believe that consumer preferences are shifting away from smaller, traditional and informal outlets toward larger, standardized supermarket and hypermarket chains, which offer consumers superior value through greater merchandise selection, convenience and better prices through the chains’s greater purchasing power. Our strategy is designed to capitalize on this trend. Additionally, we believe that the recovery of consumers’s purchasing power in Mexico and favorable demographics — approximately half of Mexico’s population is under 25 years old — which will lead to increased numbers of consumers, will benefit the retail sector in the near and long terms.

Strategy
Our strategies are designed to benefit from the modernization of the retail sector, building upon our position as one of Mexico’s leading chains and our strong brand franchise. To achieve this goal, we pursue four primary strategies in the Mexican retail market.

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

Currently, we operate five retailing formats:
· Combination Supermarket/General Merchandise Stores. Through our flagship subsidiary "Comercial Mexicana," we operate combination self service supermarket/general merchandise stores under three formats: Comercial Mexicana stores (68 stores), which target middle and upper income segments; Bodega Comercial Mexicana stores (33 stores), which target lower income segments; and Mega (34 stores), super combination stores which carry the broadest line of products and complementary services in the combination store format and target a broad range of income levels.

· Supermarkets. Under the name Sumesa, we currently operate 17 neighborhood supermarkets.

· Membership Warehouse Stores. Through the Costco Mexico joint venture we operate 23 self-service membership warehouse stores, targeting businesses, professionals and upper income customers, which offer members low prices on bulk purchases.

Pricing Strategy. The Company believes that its historical strategy of promotions and deep discounts was effective in the historical Mexican macroeconomic environment, which was characterized by high inflation. As the Mexican economic landscape has become more stable, consumers have become more aware of price differences, and have started comparing them among the different retailers. The introduction of the Walmex strategy of “Every Day Low Prices” has become more attractive to consumers. The “promotion/heavy discount” strategy also attracted wholesale customers (resellers), who only shopped for discounted merchandise, and as a rule do not show any kind of customer loyalty. With the main objective attracting a more loyal customer base, the Company decided to adopt a low prices strategy in 2002. The Company believes that its customer base is adjusting to this change in pricing strategy, and that the Company’s operational results and its ability to forecast and plan its procurement needs are consistently improving, thereby achieving better costs, efficiencies and ultimately higher customer satisfaction. The Company is very optimistic about the final outcome of this strategy.

Operating Strategy. Our operating strategy emphasizes increased productivity and customer service through investment in information technology. From 2000 through December 31, 2003, we invested approximately U.S.$ 11.3 million in computer systems focused primarily on improving inventory efficiency, supply levels and controls. Innovative technologies used by our stores include point of sales systems (including bar code scanners), a unit inventory control system, fiber optic communications networks and an electronic communication system to submit purchase orders to suppliers. We believe that continued upgrading of our systems would allow it to further increase efficiencies, reduce expenses and provide the necessary product and sales information to enhance merchandising decisions at each store.

Growth Strategy. Our growth strategy is intended to take advantage of the fragmented nature of the Mexican retailing market and to strengthen our market penetration. Our growth strategy has two principal components: (i) continued improvements in same-store sales growth through enhanced merchandising techniques, attractive promotions, remodeling and expansion of selling area and (ii) new store openings both in areas where we already have a strong presence and in areas with high potential but which are currently undeserved by modern retail formats. From 2000 and through 2002, we invested Ps. 3,463.0 million to open 8 Comercial Mexicana, 6 Mega, 4 Bodega, 17 Restaurantes California, 1 Sumesa store and 4 Costco. During this period we also remodeled 15 units, converted 5 Comercial Mexicana stores into the Mega format and 7 Comercial Mexicana into the Bodega format. During 2003 we opened 6 Mega, including five stores from Auchan), 2 Costco and 4 Restaurantes California. We converted one Comercial Mexicana into a Mega format. We intend to open 13 stores, 4 restaurants and remodel 12 units in 2004. In particular, we intend to continue the growth of the larger formats stores, such as Mega hypermarkets and Costco membership warehouses.

At December 31, 2002, we also operated a chain of 59 family-style restaurants under the name of "Restaurantes California". Restaurantes California provide customers with homemade-style food and high quality service at affordable prices. As part of our growth strategy, we intend to open 4 new Restaurantes California by the end of 2004.

Location Strategy. In opening new stores, we select the type of retail store and offer the merchandise and service mix which they consider most appropriate for each location’s anticipated customer base. The Company determines a location’s anticipated customer base by analyzing a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. Decisions with respect to opening new Costco warehouses are made by the Costco Mexico joint venture.

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

Sales in our stores typically increase during the "Julio Regalado" special promotion occurring each July, and during the Christmas season. In 2001, 2002 and 2003 approximately 50.9%, 53.6% and 53.9% respectively, of our sales occurred during the last six months of the year, with an average of 22.7% in 2001, 27.6% in 2002 and 28.5% in 2003 of such sales occurring in the last quarter of the year. Although we have instituted a year-round “Low-Price” strategy, we currently intend to continue to yearly “Julio Regalado” and Christmas Holidays promotions.

Retail Operations
At December 31, 2003, we had 175 stores operating under five retailing formats with a total selling area of approximately 13.0 million square feet. Although we operate nationwide, our stores are concentrated in the two most populated areas of Mexico, the Mexico City metropolitan area and the Central region. Our stores located in those areas account for approximately 77.9% of our total retail floor space at December 31, 2003.

The percentage breakdown of our total selling area and number of stores by geographic region at December 31, 2003, is set forth in the following table:

	At December 31, 2003
	Percentage of Total Selling Area	Number of Stores
Mexico City metropolitan area	41.20%	82
Central region	36.7	58
Northwest region	9.5	14
Northeast region	2	3
Southeast region	6.3	10
Southwest region	4.2	8
Total	100.00%	175

The percentage breakdown of the contribution of our retail formats (including the Costco membership warehouses) and restaurants to total sales is set forth below for each of the three years ended December 31, 2003.

	Year Ended December 31,
	2001	2002	2003
Comercial Mexicana	46.50%	40.00%	36.30%
Bodega	13.9	14.9	14.4
Mega	19.8	22.6	26.3
Sumesa	2	2.3	2.3
Costco	16.1	18.5	18.9
Restaurantes California	1.4	1.5	1.6
Miscellaneous Income	0.3	0.2	0.2
Total	100.00%	100.00%	100.00%

Except for Sumesa stores, which offer primarily food items, stores operated by us offer a combination of food and non-food items. Management classifies our sales into four main product lines. The percentage contribution to total sales of each of these product lines is set forth below for each of the three years ended December 31, 2001, 2002 and 2003.

	Year ended December 31,
	2001	2002	2003
Perishables	25.40%	26.10%	25.60%
Groceries	38	38.8	40.7
General Merchandise	25.3	24.7	24.1
Clothing	11.3	10.4	9.5
Total	100.00%	100.00%	100.00%

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

In opening new stores, we select the type of retail store and offers the merchandise and service mix which we consider most appropriate for each location’s anticipated customer base. We determine a location’s anticipated customer base by referring to a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. Decisions with respect to opening new Costco warehouses are made by the Costco Mexico joint venture.

We believe, based on changing demographics and competitive characteristics of the location surrounding an established store, in changing the retailing format of our retail sites when appropriate. For example, in 2001, 2002 and 2003 five Comercial Mexicana were converted into a Mega. In addition, since acquiring the Sumesa chain in 1981, we have converted six Sumesa stores into other formats. The conversion costs typically ranged from U.S.$2.1 million to U.S.$5.0 million per unit, averaging approximately U.S.$3.1 million per unit.

While we currently expect to continue using our five retailing formats, we may experiment with additional formats in the future.

Retail Store Formats
We currently operate stores in the five retail formats discussed below.

Combination Supermarket/General Merchandise Stores
Comercial Mexicana. At December 31, 2003, we operated 68 Comercial Mexicana stores, including 18 in the Mexico City metropolitan area, 29 in the central region (including Guadalajara), 9 in the Northwest region (including Tijuana), 1 in the Northeast region, 5 in the Southeast region and 6 in the Southwest region. Comercial Mexicana stores are targeted at middle and upper-income customers.

Comercial Mexicana stores carry an extensive line of food items and non-food items. Food items include meats, poultry, fish, fresh fruits and vegetables, dairy products, baked goods, frozen goods, canned goods, prepared foods, delicatessen, wines and liquors and imported foods. Non-food items include men’s, women’s and children’s clothing and shoes, paper products, office supplies, books and magazines, health and beauty products, garden supplies, automotive supplies, photographic supplies, electric appliances, sporting goods, toys and gifts and numerous household items. All Comercial Mexicanas have one or more specialty departments, such as a bakery, tortilla press or video rental shop. Most Comercial Mexicana stores have pharmacies offering prescription and non-prescription medications. A typical Comercial Mexicana offers more than 55,000 products.

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

Comercial Mexicana remodeling generally involves the installation of new services, lighting, decorations, freezers and refrigerators and automated check-out counters, as well as the replacement of fixtures, painting and necessary repairs and changes in the store layout which are intended to make the stores more attractive to customers. At the same time, the store systems are upgraded to improve operating efficiencies and allow the introduction of new services. In 2001 and 2002, we remodeled three Comercial Mexicana and six in 2003.

Comercial Mexicana stores generally range in size from approximately 43,000 to 107,000 square feet of selling area, with an average of approximately 68,000 square feet. Comercial Mexicana stores employed 9,695 individuals at December 31, 2003.

Comercial Mexicana stores have experienced a decline in the number of customers in the last three years. The Company believes this is mainly a result of our conversion of nine Comercial Mexicanas into Bodegas or Megas in 2002 and 2003, and increased competition in the market. We have developed several strategies in response to these developments, including reorganization of the Comercial Mexicana employee structure, construction of new a distribution center servicing all store formats, including Comercial Mexicana, and the institution of a new pricing strategy of low prices instead of one-time promotions and discounts.

Bodega. At December 31, 2003, we operated 33 Bodegas, of which 25 were located in Mexico City and its surrounding suburbs, 6 were located in the Central region one was located in the Southeast region and one in the Southwest region. Bodegas target lower-income customers.

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

Bodegas range in size from approximately 24,000 to 65,000 square feet of selling area, with an average of approximately 50,600 square feet. Bodegas employed 3,933 individuals at December 31, 2003.

Mega. Under the Mega format, we currently operate our largest combination stores. As of December 31, 2003, we operated 34 Megas, including 19 in Mexico City, 12 in the Central Region, 2 in the North and one in the South Region. The Mega targets a broad range of economic groups.

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

Megas generally range in size from 110,000 to 140,000 square feet selling area, with an average of approximately 120,000. Megas employed 7,586 individuals at December 31, 2003.

In 2003, the Company acquired Auchan’s operations in Mexico. By acquiring Auchan’s 5 stores, the Company absorbed a competitor, acquired stores with prime locations and a store format that should prove very successful in high density populated areas. The acquisition did not require the incurrence of additional debt, and will be paid in fixed installments through 2008. The payment of these installments is equivalent to opening one Mega per year (similar format as Auchan). With its 5 new stores, Comercial Mexicana has accelerated its growth in this successful format. Due to Auchan’s higher margin sales mix, Comercial Mexicana will be improving its margins in the coming months.

Supermarkets
Sumesa. At December 31, 2003, we had 17 Sumesas in operation. Except for two Sumesas in Cuernavaca, all Sumesas are located in Mexico City. Sumesa stores are targeted from upper to upper-middle income customers.

Sumesa is designed to serve their surrounding neighborhoods, which typically are densely populated. Sumesa is smaller in size than Comercial Mexicana stores and Bodegas. Developed as neighborhood stand-alone supermarkets, Sumesas emphasize sales of quality groceries and perishables and carry more than 8,000 products. Some Sumesas include pharmacies, as well as bakeries and tortilla presses.

We intend to remodel the existing Sumesas to update their appearance and, to the extent that space at existing locations permits, to include specialty departments. In 1996, we added specialty departments to four Sumesas.

Sumesas generally range in size from approximately 7,000 to 11,800 square feet of selling area, with an average of approximately 8,600 square feet. Sumesa employed 764 individuals at December 31, 2003. Since acquiring Sumesa in 1981, we have closed seven locations, primarily because we were unable to agree to the lease renewal terms and the last one in 2002 to convert it into a Restaurante California.

Membership Warehouse Stores
Costco Membership Warehouses. In June 1991, CCM and Costco formed a joint venture to develop the membership warehouse-style warehouses that are popular in the United States and Canada. The first Costco membership warehouse was opened in a suburb of Mexico City in February 1992. At December 31, 2003, the Costco Mexico joint venture was operating 23 Costco membership warehouses, five of which were located in Mexico City and its surrounding suburbs, 9 were located in the Central Region (including one in Guadalajara), 4 were located in the Northwest Region, one was located in the Northeast Region, 3 in the Southeast Region and one in the Southwest Region.

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

Membership is limited to businesses and professionals and members of their families. A primary membership, including one affiliate membership, currently costs Ps. 350.0 (approximately U.S.$31.16) per year with one additional membership and each additional affiliate membership costs Ps. 100.0 (approximately U.S.$8.90) per year. Costco membership warehouses seek to meet the needs of business customers who might otherwise pay a premium for small purchases or who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members often combine personal shopping with their business purchases.

Costco membership warehouses range in size from approximately 90,000 to 120,000 square feet of selling area, with an average of 100,000 square feet, and are designed with minimal amenities and decorations. Floor plans are designed for economical and efficient use of space and inventory control. Members push flatbed carts or large basket-style shopping carts through the warehouses, selecting products for their business or personal use, or for resale. Merchandise is generally offered in case, carton, or multiple-pack quantities or in single, jumbo-sized packages, and is displayed and stored in packing cartons on pallets and steel racks separated by extra-wide aisles. In response to the economic conditions in Mexico, in 1995 the Costco Mexico joint venture reduced the size of certain packages sold at the Costco membership warehouses and substituted imports with national products when available at an acceptable price and quality level. The standard no-frills facility designs, direct manufacturer purchasing and rapid inventory turnover, combined with extensive cost controls and low mark-ups, result in substantial savings to the customer as compared to most other traditional sources of merchandise. Costco membership warehouses employed 6,540 individuals at December 31, 2003.

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

Costco and we as determined from time to time by each party share the funding requirements of the joint venture. Each of Costco and CCM contributed U.S.$28.5 million in 2001 and no contribution was made in 2002 and 2003. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party’s interest at fair market value. The joint venture agreement contains certain limitations on competition in the Price Club-style warehouse format by Costco and us. The joint venture has duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, and (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party’s interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain and guarantee pursuant to the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, (vi) is insolvent or bankrupt, or (vii) undergoes a change of control.

Marketing
We seek to attract customers to our store by emphasizing customer service, offering a wide selection of private label goods, facilitating purchase by customers through our own "captive" credit card, vouchers for payment, and a lay-away system under which customers can purchase general merchandise by agreed-upon partial payments and providing customers credit in connection with purchases of big-ticket items. Another marketing initiative includes promotions every Wednesday on fresh fruit and vegetables at Comercial Mexicana, Bodega and Mega stores, which has helped make Wednesday one of the busiest days of the week in our stores. We intend to maintain advertising expenditures in 2004 substantially in line with the amount spent in 2003, which was 1.1 % of our total sales.

We emphasize customer service by (i) offering the product and service mix that we believe customers find most appealing, (ii) maintaining clear, well-lit stores with attractive, modern decor, (iii) training employees to be courteous and helpful, (iv) changing the mix of products to include a variety of imported goods and (v) in recent years, by offering butcher’s shops, bakeries, pharmacies, tortilla presses and other specialty departments. Many stores have electric carts to enable elderly or disabled individuals to shop without assistance and shopping carts with infant seats to allow parents to shop with young children. The specialty departments, such as the butcher’s shops and bakeries, offer products and individual service comparable to those offered in independent specialty stores. In addition, all stores with bar-code scanners have price verifiers located conveniently throughout the stores to allow customers to check the prices on goods. See "—Information Systems."

In recent years, we have begun to emphasize our own private label merchandise, including specialty products prepared by us (such as baked goods, tortillas and prepared foods), and currently offer approximately 419 private label products, principally groceries. In 1999, we introduced a line of generic medicines under the "Farmacom" name, which comply fully with the Ministry of Health regulations. On December 31, 2003 we offered over 150 medicines under this brand name. In addition, we offer private label men’s, women’s and children’s clothing, household, automotive and gardening products. Each of our private label brands reflects a special image and delivers high quality merchandise at prices lower than brand name products. Sales of private label products as percentage of total sales were 11.2% in 2001, 11.0% in 2002 and 12.2% in 2003. Our margins on private label products are similar to those on brand name products, although prices on private label products are lower to the consumer.

Our store sales are paid in either cash, through credit or with vouchers. Credit card terminals are installed at checkout counters in all of our stores (including all Costco membership warehouses). We have our own captive credit card under the name "Comercial Mexicana," which can be used only for purchases at our stores (including Costco membership warehouses). The Comercial Mexicana credit cards are issued, and Banco Nacional de Mexico, S.A., or Banamex extends credit under such cards. In addition, we offer our customers the option to acquire certain big-ticket items on credit through an in-store program known as Credicomer. This program, offered with Banco BBV- Bancomer S.A., or BBV- Bancomer, does not require a down payment and may be paid over a period to 12 months. BBV-Bancomer extends the credit and assumes 100% of the credit risk, and we receive an amount equal to the purchase price from BBV- Bancomer by the end of that same business day. We also established a lay-away system under which customers can purchase general merchandise by paying through installments, without interest. We believe that our relationships and discount arrangements with credit-issuing banks are the best in the market. The vouchers are issued by us and by certain independent companies, and are accepted in all of our stores except for the Costco membership warehouses. Employers distribute vouchers to their employees as a tax-advantaged part of the employee’s compensation. The vouchers issued by us are sold at a discount to third party employers and are, in effect, prepaid sales. The vouchers issued by independent companies are honored by us and then collected and presented (usually between one and seven days) to the issuing company for payment. In 2002 we also introduced our "Thirteen Month Interest-Free" promotion which offers customers thirteen months of interest-free credit for certain large purchases when they use participating credit cards. The Company and the supplier share the cost of the program.

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

The Costco Mexico joint venture does not generally use media advertising, except newspaper announcements of new Costco membership warehouse openings. When a new warehouse is opened, the Costco Mexico joint venture’s marketing efforts include canvassing businesses in the area by marketing teams, and direct mailings to potential members in the area.

Distribution
We currently operate a 377,000 square foot distribution center for fresh produces in Mexico City, and in 2003 the Company had completed the new Distribution Center (“DC”) that was opened by August 2003. The DC has a storage capacity of 543,180 square feet. The center will increase the Company’s storage capacity by 160.5% from current levels, and will allow the Company to negotiate better prices with suppliers, which can place their products in one centralized location rather than in different locations. At present, 80% of the Company’s products are placed in each store, but with the new DC, 80% of all the Company’s products will be delivered to centralized locations. Suppliers have found it difficult to supply many of the cities in which the Company has stores with the same degree of efficiency than the stores located in Mexico City. The Company believed that this inefficiency has been a cause for certain amount of customer dissatisfaction in its stores located in the interior of the country (due to stock outs of products with higher rotations), and with the implementation of its new distribution strategy the Company will reduce stock outs and thereby increase customer satisfaction and sales in those stores.

We also operate a 538,000 square foot distribution center for Costco Mexico operations. In the Costco Mexico joint venture, approximately 75% of all the merchandise is supplied from the distribution center.

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

Capital expenditures for our information systems were Ps. 21.4 million in 2001, Ps. 15.4 million in 2002 and Ps. 64.2 million in 2003.

New Initiatives

“Low Prices” Pricing Strategy. For several years, the Company based its pricing strategy cyclical promotions and discounts offered from time-to-time. This strategy proved successful in a market with high inflation rates. As prices changed often, consumers did not have the opportunity of comparing prices among different retailers.

As the result of the recent decrease in inflation, among other things, the Company has moved away from this strategy toward a strategy of offering consistently low prices, retaining only the most popular promotions, including the “Julio Regalado”, in order to attract customer traffic. The new pricing strategy was fully implemented in August 2002.

When the Company started with the "low prices" strategy in 2002, the Company experienced a drop in number of customers and ticket amount per customer, but by 2003 customers increased by 6.0%.

Food Voucher Program. As well as in 2002, in the fourth quarter of 2003 the Company obtained an important voucher contract from the Government of Mexico City, for a nominal amount of approximately U.S.$136 million and serving approximately 300,000 local government employees. Pursuant to this contract, the Company offers all program participants a 26.6% discount on all merchandise. The Company believes this contract will result in the growth of our customer base. Also, voucher holders purchase additional full-price items at an average 10% more than their voucher value. The Company recognized an account receivable and a deferred revenue of approximately US$ 100 million. The revenue is recognized when the customers purchases merchandise using the vouchers. As of December 31, 2003, the recognized revenue of this transaction reached US$ 93 million.

Acquisition of Auchan’s Mexican Operations. In February 2003, the Company acquired the Mexican operations of Auchan, consisting of five hypermarket stores located in the central region of Mexico. The Company now operates these stores under the Mega format. The Company is paying a net present value of approximately U.S.$91.0 million in interest free payments over a five-year period having paid U.S.$20 million each in 2003 and U.S.$25 million in 2004.

With these new stores in Mexico, it is the Group’s intention to maintain our long lasted position as the second largest retailer in the country. At the same time, we are in the process of acquiring an international competitor which, during its operational time in our country has grown due to its acquisition of medium and large companies similar to ours.

This acquisition adheres to the Company’s strategy to focus on large areas like Megas, which is a format with excellent image and acceptance among Mexican customers for its service, convenient locations, nice atmosphere, variety of products and additional services.

Additionally, Auchan stores are very well located, two of them are in Mexico City and two are in the metropolitan area, presently it is difficult to acquire suitable land for the construction of department stores. The fifth store in Puebla, is also well located, because of the lack of available land and a complicated authorization process from local authorities, new facilities are lacking and we therefore believe that there is an untapped high potential market in the urban zones.

Auchan stores are well located, two are in Mexico City, two are in the surrounding Metropolitan Area and a fifth store serves a key market in Puebla. We believe that there is an untapped market in the urban zones. However, the lack of available and suitable land and the complicated and lengthy authorization process from local authorities often hinders the development of retail and department stores. But through this strategic acquisition, we expect to increase our commercial space by approximately 495,139 square feet, representing an increase of 37.0%.

Restaurants
At December 31, 2003, we had 59 Restaurantes California located in 16 cities in Mexico (32 of which are located in the Mexico City metropolitan area), with an average seating capacity of 220 seats per restaurant. Restaurantes California focus on middle- through upper-income customers and tourists.

Through 2000 to 2002, we opened 13 Restaurantes California, and in 2003 we opened four Restaurantes California. We intend to open four new Restaurantes California and remodel two additional units by the end of 2004. Our goal is to increase the number of Restaurantes California throughout Mexico.

Restaurantes California are family-style restaurants serving a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. These restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps. 85.00 (approximately U.S.$7.6).

Meals at Restaurantes California are prepared fresh when ordered. To differentiate ourselves from our competitors, each Restaurante California also has a buffet and salad bar, and we emphasize sales of buffet-style food, and in some stores "super buffet," which generally have higher gross margins. The buffet sales in relation to total restaurant sales have increased from 56.3% in 2001, 57.0% in 2002 and 56.7% in 2003. Restaurantes California are competitive on the basis of their high-quality food and service, cleanliness, attractive architecture and decorations, hand-painted dishes, colorful menus and innovative promotions (such as free buffets for children accompanied by adults and the "Birthdays Free" campaign).

Restaurantes California have traditionally been located in commercial areas near a Comercial Mexicana store, but are increasingly being operated on a stand-alone basis. In choosing the sites for Restaurantes California, our real estate professionals consider criteria similar to those used in selecting store sites. Suppliers deliver all products used in the operation of Restaurantes California directly to the restaurants. Restaurantes California generally do not use media advertising. At December 31, 2003, Restaurantes California had 2,842 employees.

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

Certain of our suppliers prepare items for sale under our private label brand names. We expect that the source and availability of private label products will be adequate in the foreseeable future. We have not experienced any difficulty in obtaining the types or quantities of the merchandise we require on a timely basis and believe that, if any of our current sources of supply were to become unavailable, alternative sources could be obtained without any material disruption to our business.

We maintain a centralized purchasing department that specializes in perishables, groceries, clothing and other merchandise through four principal groups. One group within the purchasing department is responsible for the Comercial Mexicana stores, Megas, Bodegas and Sumesas. A second group is responsible for purchasing the products required by Restaurantes California. A third group, consisting of two separate teams of buyers for Costco membership warehouses, is responsible for determining and purchasing the items carried in the Costco membership warehouses. One Costco Mexico purchasing team is located in Mexico and is responsible for purchasing domestic products. The other Costco Mexico purchasing team is located in San Diego, California, operating with the support of Costco. The separate groups of buyers allow each group to focus on the needs of the target customers for the retailing store formats serviced by that group of buyers. These purchasing groups coordinate with one another, sharing information on suppliers and the terms and conditions on products offered by suppliers. The buyers determine which products will be stocked in our stores and are responsible for maintaining our relationships with our suppliers and negotiating the prices of all goods stocked in our stores and the products required by our restaurants. The centralized purchasing department orders approximately 80% of the goods in our stores and has secured arrangements with suppliers for the remaining 20% of goods.

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

In 2001, 2002 and 2003 approximately 16.5%, 17.0%and 17.4% respectively, of our sales consisted of products imported from outside of Mexico. In addition, we sell certain imported products, which we acquire, at prices denominated in Pesos, from multinational corporations, distributors and wholesalers in Mexico, at prices denominated in Pesos.

Competition
The retail industry in Mexico is highly competitive and is characterized by high inventory turnover and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. Advertising and promotional expenses that are necessary to maintain our competitive position in our major markets affect margins at our stores. We compete with numerous local companies, regional and national supermarket and self-service store chains, including Gigante and Soriana, as well as small family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain major United States and international retailers have established joint ventures with Mexican companies or have acquired the majority of shares to control businesses which compete with our stores (for example, Wal-Mart Stores, Inc., or Wal-Mart, controls Walmex). The Costco membership warehouses compete with Sam’s Club, a self-service warehouse owned by Walmex, and our hypermarkets and other stores face competition from Carrefour. We expect that other United States and international retailers may enter the market in Mexico in the future either through joint ventures or directly. In addition, certain of our stores, which are located in the same shopping areas, compete with each other. We believe that our principal competitive factors for our stores are location, price, cleanliness, promotion, customer service and quality of merchandise. See "Item 3—Key Information—Risk Factors—Factors Relating to the Company—Competition."

In 2003, we were one of the largest retail companies in Mexico as measured by net sales. We have a significant presence in the Mexico City metropolitan area and the Central Region, where approximately 77.9% of the selling area of our stores were located as of December 31, 2003.

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

The Ministry of Economy regulates the prices at which we can sell some medicines. The Ministry of Economy also verifies that all imported products have a label in Spanish specifying the products origin and ingredients and the company importing the product. See "Item 3—Key Information—Risk Factors—Price Controls Relating to Certain of Our Products."

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

Organizational Structure

Following is a list of our significant subsidiaries, all of which are incorporated in Mexico:

	Activity as of December 31, 2003	Percentage Ownership as of December 31, 2003
Subsidiary holding companies:
Comercial Mexicana, S. A. de C.V.	Operate a chain of 135 stores.	99%
Super Mercados, S. A. de C. V.	Operate a chain of 17 stores.	99%
Restaurantes California, S.A. de C.V.	Operate a chain of 59 restaurants.	99%
Costco de Mexico, S. A. de C. V.	Operate a chain of 23 membership warehouse stores	50%
Subsidiary real estate companies:
Real estate subsidiaries	Operate as a real estate group.	99%
Subsidiary service companies:
Subsidiary service companies	Operate as a services group.	99%

The Company consolidates the accounts of all of its majority owned subsidiaries. See Note 2 of our Financial Statements.

The Company’s investment in Costco Mexico meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, we report under the proportionate consolidation method.

Property, Plant and Equipment
Our properties primarily consist of different store formats, restaurants and distribution centers, most of which are located in Mexico City. In addition, as of December 31, 2003, we had approximately 8.3 million square feet in land reserve. Our principal executive offices are located in Mexico City.

We currently operate a 377,000 square feet distribution center in Mexico City, and we completed a new 538,196 square foot distribution center in August 2003. Since 1994, we have rented a distribution facility of 417,000 square feet located in Mexico City, which we use to distribute primarily private label products and imported merchandise. Merchandise is shipped from the distribution centers to our retail stores primarily by independent shipping companies as well as Company-owned trucks. The Costco Mexico joint venture operates a distribution center of 538,000 square feet for Costco Mexico operations.

We own, develop and lease real estate to support our operations and expansion plans. We continuously study potential new locations and make decisions regarding new stores and restaurant locations based on, among other things, the location’s population, income demographics, traffic, public transportation, access to streets, zoning and other services and facilities. The Costco Mexico joint venture uses similar criteria to select suitable real estate for its operation.

As of December 31, 2003, we owned approximately 74.6% of the land on which our stores are located, and own the land on which 34 of the 55 Restaurantes California are located. Substantially all of the remaining land on which our stores and restaurants are located is leased from independent third parties. Leases generally have a 10 to 15 year term, with one or more options to extend or renew. Approximately 85% of our stores and restaurants which lease land (representing 27% of our total stores and restaurants) have leases which will expire between 2004 and 2010. The lease agreements for the stores and restaurants generally provide for rent payments calculated as a percentage of monthly net sales, ranging from 1.5% to 2.5%, with a minimum guaranteed rental. Given the high cost of property in the Mexico City metropolitan area and the increased availability of leasehold interests, we intend to emphasize renting the properties on which we build new stores and restaurants.

The following table sets forth our owned and rented retail space by total selling area, selling area as percentage of total area and number of our stores at December 31, 2003.

	At December 31, 2003
	Total Selling Area (in sq.ft.)	Percentage Total Area	Number of Stores
Owned properties	9,727,569	74.6%	111
Leased properties	3,309,882	25.4%	64
Total	13,037,451	100.00%	175

The following table sets forth our owned and leased retail space by store format, number of stores and total area at December 31, 2003.

	At December 31, 2003
Store Format	Owned	Leased	Total	Total Selling Area
Comercial Mexicana	40	28	68	4,572,236
Bodega	19	14	33	1,934,154
Mega	26	8	34	3,815,803
Sumesa	4	13	17	162,815
Costco Mexico	22	1	23	2,552,443

Our real estate subsidiaries have also engaged in the development of shopping centers in which Comercial Mexicana stores have participated as anchor tenants, with the remaining floor space being leased to third parties. Currently we have over 1,350 commercial tenants, with approximately 885,700 square feet under lease, from which we receive income.

Capital expenditures reflect our strategy of growth through expansion and acquisition as well as our emphasis on self-development and ownership of real estate, and on logistics and technology improvements. Continued capital spending in technology focusing on improved store operations, logistics, manufacturing procurement, category management, merchandising and buying practices, should reduce merchandising costs as a percent of sales. For fiscal 2004, we expect capital spending to be approximately Ps. 2,087.9 million. We intend to use the combination of cash flow from operations, including reductions in working capital to finance capital expenditure requirements.

We have a land reserve of unimproved land for future development of approximately 8.3 million square feet the Mexico City metropolitan area and in the Central Region, and other cities in Mexico, which management expects will be sufficient for substantially all of our expansion plans for 2004 and 2005 whether economic conditions in Mexico continue to improve. Because it is increasingly difficult to locate, the larger plots of land suitable for store sites within Mexico City, we are increasingly looking at land outside of Mexico City, primarily in the suburbs of Mexico City and the Central Region.

Insurance
We maintain all risk and first loss insurance policies (including insurance for losses resulting from hurricanes and earthquakes) and business interruption insurance with an insurance value up to Ps. 27.2 billion (calculated on the basis of the maximum foreseeable loss) with a maximum per claim of Ps. 1.8 billion (calculated on the basis of the maximum foreseeable loss) per location, and a limit up to Ps. 8.1 billion per event. The fixed assets at each of our locations are covered on a replacement cost of market value basis. We also maintain a transit insurance policy that protects against loss for shipment up to Ps. 88.8 million per shipment. We maintain comprehensive liability insurance policies with an insured limit of up to Ps. 300.0 million per event per location.

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

Preparation of Financial Statements
Our Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 17 to our Financial Statements provides a description of the relevant differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2001, 2002 and 2003 and stockholders’ equity as of December 31, 2002 and 2003. In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under "Key Information — Risk Factors" in evaluating us and our business.

General
CCM is a Mexican company, which maintains its financial records in Pesos. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. The presentation of financial information in constant Pesos is intended to recognize certain effects of inflation on the Financial Statements and to permit comparisons between comparable periods in comparable monetary units. The result of this adjustment is that growth rates between periods are stated in "real" terms, eliminating the general effects of inflation. Except where otherwise indicated, financial data for all periods in the Financial Statements and throughout this Annual Report have been restated in constant Pesos with purchasing power as of December 31, 2003. See Note 3 to the Financial Statements. References in this Annual Report to "real" amounts are to inflation-adjusted numbers and "nominal" amounts are to unadjusted numbers. Unless otherwise specified, all growth rates in the following discussion are stated in real terms.

Mexico experienced inflation in all of the periods covered by the Financial Statements. In 2001, 2002 and 2003 the annual rates of inflation in Mexico, as measured by changes in NCPI, were 4.4%, 5.7% and 3.97%, respectively.

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

All amounts in the following discussion include the operations of Restaurantes California and other operations (which represented in the aggregate approximately 1.5% of net sales for the year ended December 31, 2003).

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

	Year ended December 31,
	2001	2002	2003
Devaluation (appreciation) of the Mexican Peso as compared to the U.S. Dollar (1)	(5.10%)	13.50%	8.00%
Mexican inflation rate (2)	4.4	5.7	3.97
U.S. inflation rate	2.9	1.6	1.3
Increase (decrease) in Mexican gross domestic product	(0.3)	0.9	3.1
Increase (decrease) in the Mexican retail sector (3)	6.9	(1.8)	5.4

(1) Based on changes in the Representative Rate, at the beginning of each period, which were as follows: Ps. 9.1600 per U.S. Dollar as of December 31, 2001, Ps. 10.395 per U.S. Dollar as of December 31, 2002 and Ps. 11.232 per U.S. Dollar as of December 31, 2003.
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

While the Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican Government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican Government will maintain its current policies with regard to the peso or that the pesos’s value will not fluctuate significantly in the future. The peso has been subject to significant devaluations against the US Dollar in the past and maybe subjects to significant fluctuations in the future. Mexican Government policies affecting the value of the Peso could prevent us from paying our foreign currency obligations. As of December 31, 2003, approximately U.S.$100 million of our outstanding indebtedness was denominated in U.S. Dollars. See "—Liquidity and Capital Resources."

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

See "—Results of Operations," "—Comparison of Fiscal Years Ended December 31, 2003 and December 31, 2002—Net Sales" and "—Integral Results of Financing," "Liquidity and Capital Resources" and "—Recent Operating Results." See also "Item 3. Key Information—Risk Factors—Risks Factors Relating to Mexico—Mexican Governmental, Political, Economic and Social Factors" and "—Currency Fluctuations and Exchange Controls" and "Item 10. Other Information—Exchange Controls and Restrictions on Foreign Investment."

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

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-ups, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. To reduce the potential for distortion in the valuation of inventory, the Company’s RIM utilizes four different categories (Groceries, General Merchandise, Clothing and Perishables) divided into several sections or departments in which similar classes of merchandise inventories are valued under the same standards. Historically, we have rarely experienced significant distortion in the valuation of inventory. However, future changes in circumstances and inappropriate management’s estimations could cause to the Company’s inventory to be inappropriately valuated and as a consequence, the possible distortion would have to be charged against the cost of sales.

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

Results of Operations
General
The following table sets forth income statement data for the years ended December 31, 2003, 2002 and 2001 as presented in our Financial Statements, expressed as a percentage of consolidated net sales.

	Year Ended December 31,
	2003 (1)	2002 (1)	2001 (1)
Net sales	100%	100%	100%
Cost of sales	(80)	(80.4)	(81)
Gross profit	20	19.6	19
Operating expenses:
Selling (net of depreciation and amortization)	(11.9)	(12.2)	(11.8)
Administrative (net of depreciation and amortization)	(2.2)	(2.2)	(2.1)
Depreciation and amortization	(1.9)	(2.3)	(2.1)
Total operating expenses	16	16.7	15.9
Operating income	4	2.9	3.1
Integral results of financing:
Interest expense	(0.9)	(0.7)	(0.8)
Interest income	0.1	0.3	0.2
Gain from repurchase of Senior Notes	0.1	0	0
Foreign exchange loss, net	(0.2)	(0.7)	0.1
Gain from monetary position	0.7	1	0.7
Total integral results of financing	(0.5)	(0.2)	0
Other income (expense) and special item	0	0	(0.1)
Provisions for:
Income tax and asset tax	0.5	0.4	(0.1)
Employees’s profit sharing	0	0	0
Deferred income taxes	0.1	(0.2)	(0.6)
Income before minority interest	3	2.5	2.3
Minority interest	0	0	0
Net income	3.00%	2.50%	2.30%

(1) Columns may not add due to rounding.

Segment Disclosures
Our business is operated in three segments: (1) the CCM Group, which includes the Comercial Mexicana, Bodega and Mega supermarkets, and comprises our core business (2) the Costco Mexico Group, which operates Costco Mexico, our joint venture with Costco Wholesale Co. and (3) the Other Group, which includes Restaurantes California and our Sumesa stores. Operating decisions are made separately for Costco Mexico. Under Mexican GAAP, segment disclosure must be made in respect of net sales, revenues from external customers, depreciation and amortization, net income and certain balance sheet items. Information about our reportable segments is provided below.

As of and for the year ended December 31, 2003	Self.service	Costco Mexico Group	Others	Eliminations	Total
Revenue from external customers	Ps 27,004,196	Ps 13,235,304	Ps 1,342,004	Ps (6,617,652)	Ps 34,963,852
Inter-segment revenues	198,703	-	-	(198,703)	-
Depreciation
and amortization	549,347	222,518	15,922	(111,259)	676,528
Interest expense	357,240	19,140	1,146	(9,570)	367,956
Interest income	21,734	30,326	5,759	(15,163)	42,656
Income taxes(1)	192,759	62,330	16,651	(31,165)	240,575
Net income	764,401	448,790	43,651	(224,395)	1,032,447
Long-lived assets	Ps 14,004,039	Ps 4,757,630	Ps 567,281	Ps (2,378,815)	Ps 16,950,135
Significant liabilities	5,164,215	1,814,204	81,870	(907,102)	6,153,187
Capital expenditures	1,155,145	651,696	55,037	(325,848)	1,536,030

As of and for the year ended December 31, 2002	Self.service	Costco Mexico Group	Others	Eliminations	Total
Revenue from external customers	Ps 25,881,539	Ps 12,339,169	Ps 1,274,704	Ps (6,169,585)	Ps 33,325,827
Inter-segment revenues	226,404	-	-	(226,404)	-
Depreciation
and amortization	622,215	224,241	19,207	(112,121)	753,542
Interest expense	239,260	16,899	688	(8,450)	248,397
Interest income	75,261	31,338	5,412	(15,669)	96,342
Income taxes(1)	4,215	148,215	(5,924)	(74,108)	72,398
Net income	606,262	316,330	55,705	(158,165)	820,132
Long-lived assets	Ps 13,640,425	Ps 4,486,492	Ps 534,412	Ps (2,243,246)	Ps 16,418,083
Significant liabilities	4,956,862	1,612,288	110,962	(806,144)	5,873,968
Capital expenditures	486,614	424,270	73,144	(212,135)	771,893

As of and for the year ended December 31, 2001	Self.service	Costco Mexico Group	Others	Eliminations	Total
Revenue from external customers	Ps 29,254,972	Ps 11,691,262	Ps 1,234,410	Ps (5,845,631)	Ps 36,335,013
Inter-segment revenues	296,585	-	-	(296,585)	-
Depreciation
and amortization	635,025	197,882	16,797	(98,941)	750,763
Interest expense	271,929	18,621	1,307	(9,310)	282,547
Interest income	35,800	36,923	6,782	(18,462)	61,043
Income taxes(1)	201,788	72,557	39,285	(36,279)	277,351
Net income	649,102	318,926	25,822	(159,463)	834,387
Long-lived assets	Ps 13,949,174	Ps 4,221,882	Ps 484,860	Ps (2,110,940)	Ps 16,544,976
Significant liabilities	4,731,516	1,466,176	128,913	(733,088)	5,593,517
Capital expenditures	947,059	465,167	73,851	(232,583)	1,253,494

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

Comparison of fiscal years ended December 31, 2003 and December 31, 2002 for Self-service segment
At the end of 2003 the Company had 135 stores to 132 stores in 2002.

During 2003 the Company opened six Mega including five of the Auchan stores. Eight units were remodeled, one Comercial Mexicana was converted into Mega and three units were closed. The retail sales area increased 7.1% from approximately 9,641,279 square feet at the end of 2002 to 10,322,193 square feet at the end of 2003.

Net Sales. Net sales increased 4.4% from Ps. 25,881.5 million in 2002 to Ps. 27,012.8 million during 2003. Comparative store sales, also referred as “ Same Store Sales” within the retail industry, decreased 0.4%.

This increase was mainly due to a combination of the following factors:
1. The change of price strategy performed during 2002 affected our sales comparative during the first semester due to the internal price deflation. It is important to mention that in 2002 the company migrated to the low prices strategy. During the first half of the year the company had a combination of promotions and discounts and then gradually introduced low prices strategy. In January, the company reduced prices in 1,500 products and then concluded with the migration in August when approximately 23,000 were permanently included in the promotion. In 2003 in contrast, the company worked with low prices strategy during the whole year affecting its sales performance mostly during the first half of the year.

2. Sales decreased 3.0% in 2003 in the Central zone of the country due to the competition increase. In general, the rest of the country had a positive performance increasing between 0.5% and 2.0% where the Metropolitan and Southwest zones had the best results.

3. During the last quarter of the year we obtained again the federal government food vouchers contract. In order to win this contract, an important discount was offered and the purpose of this aggressive proposal was basically to consolidate our commercial strategy and to show our clients that we are an excellent option in prices, variety of products and client service.

During 2003 groceries represented 66.3% and general merchandise and clothing 33.7%.

Total sales per square feet decreased 2.5% from Ps. 2,684.4 per feet in 2002 to Ps. 2,616.9 per square feet in 2003. Net sales per operative employee increased 4.4% from Ps. 1,219.3 per operative employee in 2002 to Ps. 1,273.3 in 2003.

During 2003 payroll increased 1.7%, lower percentage to sales floor increase.

Cost of Sales. Cost of sales increased 3.7% from Ps. 20,613.3 million in 2002 to Ps. 21,377.4 million in 2003 mostly due to the following factors:
1. The change of price strategy we performed during 2002 was the most important reason for this increase because the deflation in prices obtained with this change affected not only sales but also the cost of the good sold.

2. Better negotiations with suppliers. The company has been working with a consulting firm in order to improve and make more efficient the purchasing process in the company.

3. Better selection of high margin products as a consequence of an improvement in category management.

4. This expansion in margins was in someway affected by the opening of the distribution center on September. During the last quarter, we invested additional resources to start operations. Since the beginning of the project we anticipated a learning curve process in the range of nine to fifteen months. After this period of time the company anticipates to star delivering additional resources.

Gross Profit. The Company’s gross profit expressed as percentage of net sales was 20.4% in 2002 compared to 20.9% in 2003. This increase is due to the efficient change in the commercial strategy performed during the current year by the purchasing area, the improvement in the purchase procurement and also because of better internal practices.

Operating Selling and Administrative Expenses (“SG&A” expenses). Total SG&A expenses decreased 0.6% from Ps. 4,541.2 million in 2002 to Ps. 4,505.0 million in 2003. Operating expenses expressed as percentage of net sales decreased from 17.5% in 2002 to 16.7% in 2003. This decrease came as a consequence of the expense reduction in many areas of the company. For example in marketing and publicity the company reduced in 2003 this concept as a percentage of sales. In 2002, during the first months of the year, the company still had a combination of low prices strategy and promotions and discounts. As a result, the commercial effort to transmit the information to the customers was very important. In contrast, in 2003, with a totally implemented low prices strategy, the commercial effort was focused in transmitting one single idea to the customers resulting in an important expense reduction.

The same happened with the rest of the expenses with electricity consumption as the only exception. For 2004, the company is analyzing the some initiatives to reduce this concept including the electric obsolete infrastructure replacement.

Selling expenses (net of depreciation and amortization) increased 1.3% from Ps. 3,315.7 million in 2002 to Ps. 3,358.3 million in 2003, representing 12.8% of net sales in 2002 and 14.4% of net sales in 2003. Selling expenses include payroll, publicity, leasing and others.

Administrative expenses (net of depreciation and amortization) decrease 1.0% from Ps. 603.2 million in 2002 to Ps. 597.4 million in 2003, representing 2.3% of net sales during 2002 and 2003.

Depreciation and amortization expenses decreased 12.3% from Ps. 622.2 million during 2002 to Ps. 545.7 million during 2003, representing 2.4% in 2002 and 2.0 % in 2003 of net sales.

Operating Income. As a result of the above, operating income increased 55.5% from Ps. 727.1 million in 2002 to Ps. 1,130.4 million in 2003, representing 2.8% and 4.2% of net sales in 2002 and 2003, respectively.

Integral Results of Financing
1) Increased of the interest expense was 49.3% from Ps. 239.3 million in 2002 to Ps. 357.2 million in 2003. Weighted average effective interest rate on our debt was 7.4% during 2002 compared to 6.5% in 2003 (in both cases the amounts for withholding taxes are included). During year 2003, the company undertake an total debt restructure in order to improve its debt profile. This restructure included the payment of the Yankee Bond and the Private Placement emission. An important portion of the interest expense increase for 2003 resulted from the call of the Yankee Bond and the payment of the fee and additional expenses related to the Private emission.

2) Interest income decreased 8.8% from Ps. 23.8 million in 2002 to Ps. 21.7 million in 2003. See “Cash Policy”

3) During 2003 the Company recognized a forward exchange foreign loss of Ps. 122.3 million compared to Ps. 230.2 million loss in 2002 mainly due to the 8.05% peso devaluation compared to the US dollar during 2002.

4) Gain from monetary position decreased 20.8% from Ps. 290.4 million in 2002 to Ps. 230.0 million in 2003. This decreased was mainly due to lower inflation and less dollar denominated debt.

Integral cost of financing had 93.1% variation from Ps. 118.0 million loss in 2002 to Ps. 227.8 million loss in 2003 due to all those considerations already explained in the previous paragraphs.

Other (expense). Other expense was Ps. 8.8 million income in 2002 and Ps. 62.7 million income in 2003. This variation was mainly due to the amortization of the deferred revenue originated by the acquisition of companies with tax carryforwards.

Taxes and employees’ Profit Sharing. In 2003 the Company caused as Ps. 69.4 million in 2002 in income tax and Ps 17.2 million in asset tax. Deferred taxes show 124.9% variation from Ps. 104.0 million gain in 2002 to Ps. 25.9 million loss in 2003.

As a result of the changes to the Income Tax Law approved on January 1, 2002, the income tax rate will be reduced annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. The effect of this gradual reduction in the tax rate will be to reduce the deferred income tax liability by Ps. 248.8 million in 2002, and increase net income by the same amount..

The Company’s provision for employees’ profit sharing payment was Ps. 8.21 million in 2002 compared to Ps. 4.6 million in 2006.

Minority Interest. Participation of minority stockholders in the subsidiaries profits and losses reflects that part of the subsidiaries’s operation losses and profits corresponding to third parties.

Net Profit. As a result, net profit increased 25.4% from Ps. 606.2 million during 2002 to Ps. 760.2 million in 2003. Net profit as percentage of net sales was 2.3% during 2002 compared to 2.8% in 2003.

Comparison of fiscal years ended December 31, 2003 and December 31, 2002 for Costco Mexico Group

Figures expressed in this analysis reflect 100% of Costco’s operation, nonetheless CCM consolidates only 50% according to the proportionate consolidation method.

As of December 31, 2003 the Company had 23 warehouses located in the principal states of the Mexican Republic compared to 21 warehouses in 2002. During 2003, two new warehouses club were opened increasing the sales area from 2,293,712 square feet in 2002 to 2,552,444 square feet in 2003.

Net Sales. Net sales increased 7% from Ps. 12,339 million in 2002 to Ps. 13,218 million during 2003. Same Store Sales increased 2.34%.

The country’s low economic growth (1.3%) in 2003 was reflected in all sectors and retail was not an exception, there was “0%” same store sales in the sector.

Same store sales per square meter decreased 2.27% that is from Ps. 49,920 in 2002 to Ps. 48,740 per square meter in 2003. Total sales per operative employee decreased 2% from $2,068 thousand in 2002 to $2,021 thousand per operative employee in 2003.

Cost of Sales. Cost of sales expressed as percentage of net sales decreased 0.25% from 87.62% in 2002 to 87.40% in 2003. This outcome was obtained from better negotiations with suppliers.

Gross Profit. Gross profit expressed as a percentage of sales, increased 1.78% from 12.38% in 2002 to 12.60% in 2003, mainly from both an increase in cost of sales and sales increase.

Operating Expenses. Operating expenses as percentage of sales in 2003 represented 9.42% compared to 6.49% in 2002. This decrease of 0.7% was due to strict expenses control implemented by the Company.

Operating Income. Due to above mentioned operating income increased from 2.95% in 2002 to 3.31% in 2003 from total net sales representing 18.0% increase from 355.98 million in 2002 to 420.14 million in 2003.

Integral Results of Financing. During 2003 the average bank interest rate decreased compared to 2002 from 6.5% to 5.6% in 2003 reflecting an interest gained decrease of 33%.

Interest expense from financing lease paid in 2002 represented Ps. 1,665 thousand compared to Ps. 2,795 thousand in 2003.

Regarding bank’s commissions paid from credit cards accepted in our warehouses, they maintained the same percentage on sales 0.12%.

Regarding foreign exchange fluctuation it increased 30.8% compared to sales from Ps. 34,567 thousand in 2002 to Ps. 45,214 thousand in 2003 mainly due to the fact that the Company buys dollars at a low exchange rate with profit at the debt payment date.

Gain from monetary position expressed as percentage of sales showed no variation 0.42%.

Taxes. On the fiscal basis the Company registered charges for Ps. 50.57 million Asset Tax in 2002 and 52.84 million on Income Tax in 2003 without variation in sales percentage in 0.41% in 2002 and 0.46% during 2003.

Deferred taxes decreased 90% from one year to another from Ps. 97,641 thousand in 2002 to Ps. 9,453 thousand in 2003, variation due to Asset Tax recovery for $88,188 that decreased deferred taxes in 2003.

Net Profit. Improvements in sales, cost of sales, operating expenses and tax recovery increased Net Profit from 2.6% in 2002 to 3.5% in 2003.

Comparison of fiscal years ended December 31, 2003 and December 31, 2002 for Other Group (Sumesa and Restaurantes California)
As of December 31, 2003, we had 17 stores for both years and 59 Restaurantes compared to 55 Restaurantes at the end of 2002.

In 2003, we opened four Restaurantes California.

Net Sales. Net sales increased 5.3% from Ps. 1,274.7 in 2002 to Ps. 1,342.0 in 2003 as a result of the opening of four restaurants during the year.

Cost of Sales. Cost of sales increased 5.2% from Ps. 769.8 million in 2002 to Ps. 810.1 million in 2003 mostly as a direct consequence of the increase in sales.

Gross Profit. Gross profit expressed as percentage of net sales increased to 40.0% in 2003 compared to 39.6% in 2002. The gross profit increased 5.2% in pesos from Ps. 504.9 in 2002 to Ps. 531.9 in 2003.

Comparison of fiscal years ended December 31, 2002 and December 31, 2001 for Self-service segment

At the end of 2002, the Company had 132 stores to 134 stores in 2001.

During 2002 the Company opened one Bodega and one Mega. Ten units were remodeled, one Comercial Mexicana was converted into Mega and one Bodega was converted into Comercial Mexicana. The retail sales area decreased 0.1% from approximately 9,654,949 square feet at the end of 2001 to 9,641,279 square feet at the end of 2002.

Net Sales. Net sales decreased 11.5% from Ps. 29,255.0 million in 2001 to Ps. 25,881.5 million during 2002. Comparative store sales are also referred as “ Same Store Sales” within the retail industry decreased 13.1%.

This decrease was mainly due to a combination of the following factors:
1. The first and most important was the change of price strategy we performed during 2002, from our well-known promotions and discounts to a permanent low prices campaign.

2. The economy did not show any improvement during 2002 and our clients reduced consumption until the economy recovered.

3. In 2002 a stronger competition was observed in the Central zone of the country resulting in same store sales decrease.

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

Total sales per square feet decreased 11.4% from Ps. 3,030.0 per square feet in 2001 to Ps. 2,684.4 per square feet in 2002. Net sales per operative employee decreased 14.4% from Ps. 1,424.0 thousand per operative employee in 2001 to Ps. 1,219.2 thousand in 2002.

Cost of Sales. Cost of sales decreased 12.5% from Ps. 23,564.0 million in 2001 to Ps. 20,613.3 million in 2002 mostly due to the following factors;

Gross Profit. The Company’s gross profit expressed as percentage of net sales was 20.4% in 2002 compared to 19.4% in 2001.

Operating Selling and Administrative Expenses (“SG&A” expenses). Total SG&A expenses decreased 5.3% from Ps. 4,794.5 million in 2001 to Ps. 4,541.2 million in 2002. Operating expenses expressed as percentage of net sales increased from 16.4% in 2001 to 17.5% in 2002 as a result of the sales reduction and the impossibility to have a better expense absorption in 2002.

a) Selling expenses (net of depreciation and amortization) decreased 6.3% from Ps. 3,541.2 million in 2001 to Ps. 3,315.7 million in 2002, representing 12.1% of net sales in 2001 and 12.8% of net sales in 2002. Selling expenses include payroll, publicity, leasing and others. This decrease was mainly due to the downsize in the operations area. Previously, a deep analysis was conducted in order to evaluate all those areas subject to be reduced to avoid any possibility to affect customers service.

b) Administrative expenses (net of depreciation and amortization) decreased 2.4% from Ps. 618.2 million in 2001 to Ps. 603.2 million in 2002, representing 2.1% of net sales during 2001 and 2.3% in 2002.

Depreciation and amortization expenses decreased 1.8% from Ps. 635.0 million during 2001 to Ps. 622.2 million during 2002, representing 2.2% in 2001 and 2.4% in 2002 of net sales. This decrease was mainly due to the closing of stores during 2002.

Operating Income. As a result of the above, operating income decreased 21.4% from Ps. 896.4 million in 2001 to Ps. 727.1 million in 2002, representing 3.1% and 2.8% of net sales in 2001 and 2002, respectively.

Integral Results of Financing
5) Decreased of the interest expense was 12.0% from Ps. 272.0 million in 2001 to Ps. 239.2 million in 2002. Weighted average effective interest rate on our debt was 7.4% during 2002 compared to 8.0% in 2001 (in both cases the amounts for withholding taxes are included).

6) Interest income decreased 33.4% from Ps. 35.8 million in 2001 to Ps. 23.8 million in 2002. See “Cash Policy”

7) During 2001 the Company recognized a forward exchange foreign gain of Ps. 18.2 million compared to Ps. 230.2 million loss in 2002 mainly due to the 13.5% peso devaluation compared to dollar during 2002.

8) Gain from monetary position increased 25% from Ps. 232.4 million in 2001 to Ps. 290.4 million in 2002. This increase was mainly due to the higher inflation registered during the year compared to 2001.

Integral cost of financing had 320.4.% variation from Ps. 28.1 million loss in 2001 to Ps. 118.0 million loss in 2002 due to all those considerations already explained in the previous paragraphs.

Other (expense). Other expense was Ps. 8.3 million expense in 2001 and Ps. 8.8 million income in 2002. This variation was mainly due to the amortization in 2002 of the deferred revenue originated by the acquisition of companies with tax carryforwards.

Taxes and employees’ Profit Sharing. In 2002 the Company caused Ps. 17.1 million in asset taxes and Ps. 82.8 million in income taxes. Deferred taxes show 160.2% variation from Ps. 172.8 million loss in 2001 to Ps. 104.1 million gain in 2002.

As a result of the changes to the Income Tax Law approved on January 1, 2002, the income tax rate will be reduced annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. The effect of this gradual reduction in the tax rate will be to reduce the deferred income tax liability by Ps. 248.8 million in 2002, and increase net income by the same amount..

The Company’s provision for employees’ profit sharing payment was Ps. 1.2 million in 2001 compared to Ps. 8.2 million in 2002.

Net Profit. As a result, net profit decreased 6.6% from Ps. 649.1 million during 2001 to Ps. 606.3 million in 2002. Net profit as percentage of net sales was 2.2% during 2001 compared to 2.3% in 2002.

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

Net Sales. Net sales increased 5.6% from Ps. 11,679.6 million in 2001 to Ps. 12,339.2 million in 2002. Same store sales increased 4.2% during this period.

This increase was practically effective during the first half of 2002 since sales for the second semester decreased mainly by two factors: the country’s uncertainty for the USA’s foreign events and the construction of an internal highway that temporarily affected one important store in Mexico City.

Sales per square feet were Ps. 5.4 thousand in both years. Total sales per operative employee decreased 2.6% from Ps. 2,124.3 thousand in 2001 to Ps. 2,068.6 thousand in 2002.

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

Operating expenses. Total operating expenses increased 5.0% from Ps. 1,116.2 million in 2001 to Ps. 1,171.8 million in 2002 mainly due to increases in salaries and employees’ benefits (2% increase above inflation), maintenance and store remodeling to standardize equipment and store image, as well as expenses for a new warehouse. On the other hand operating expenses (net of depreciation and amortization) expressed as percentage of sales had a light decrease from 7.8% in 2001 to 7.7% in 2002 mainly due to austere expenses program performed during the year.

Depreciation and amortization expenses increase 7.4% from Ps. 208.6 million in 2001 to Ps. 224.2 million in 2002. This difference is due to the increase in store and computing equipment depreciation rates once their useful life was revised; this increase was also reflected as percentage with respect to sales from 1.8% in both years.

As a result of above, operating income increased from 2.6% of total sales in 2001 to 2.9% in 2002 representing Ps. 306.8 million in 2001 and Ps. 356.9 million in 2002, which reflects a 16% growth.

Integral Results of Financing. During 2002 the interest average rate had a significant decrease with respect to 2001 from 11.9% to 6.5% in 2002 decreasing interest income from 0.32% in 2001 to 0.25% in 2002 from total sales. This 15.1% represents a cash flow decrease of Ps. 5.6 million.

On the other hand the Company does not usually use external financing neither for investment plans nor for the operation itself, therefore interest paid was derived from financial leasing due to some financial strategy. During 2002 interest paid was Ps. 1.7 million compared to Ps. 0.5 million paid in 2001 representing 262.4% growth.

With regards to banking commissions paid by the Company for credit cards acceptance at our warehouses decreased 16.1% from Ps. 18.2 million in 2001 to Ps. 15.3 million in 2002.

The Company recognized foreign exchange gain during the last two years with an increase of 15.3% from Ps. 29.9 million in 2001 compared to Ps. 34.5 million in 2002 mainly due to the fact that the Company buys dollars at a low exchange rate and generates gains when paying debts. Furthermore, the operation of some warehouses clubs in the North Zone of Mexico generates dollars cash flow.

Gain from monetary position increased to Ps. 48.6 million in 2001 compared to Ps. 51.2 million in 2002. This increased was mainly due to an inflation rate of 4.4% during 2001, compared to 5.7% rate recorded during 2002.

Taxes. The Company generated Ps. 28.0 million on asset taxes in 2001 and Ps. 50.6 in 2002. Taxes as percentage of sales were 0.2% for 2001 and 0.4% in 2002.

Deferred taxes increased by 67.7%, from Ps. 58.2 million credits in 2001 to Ps. 97.6 million credit in 2002. This variation was mainly due to the tax loss carry forward reduction of Ps. 187.1 million from one year to another, the tax loss carry forwards helped to reduce the amount of differed taxes.

Net income. All the above explains the decrease in net income as a percentage of sales that in 2001 was 2.7% and 2.6% in 2002. Net income was Ps. 318.9 million in 2001 and Ps. 316.3 millions in 2002.

Comparison of fiscal years ended December 31, 2002 and December 31, 2001 for Other Group (Sumesa and Restaurantes California).
As of December 31, 2002, we had 17 stores and 55 Restaurantes compared to 18 stores and 50 Restaurantes at the end of 2001.

In 2002, we closed one Sumesa and opened five Restaurantes California.

Net Sales. Net sales increased 3.3% from Ps. 1,234.4 in 2001 to Ps. 1,274.7 in 2002 as a result of the opening of five restaurants during the year.

Cost of Sales. Cost of sales increased 3.9% from Ps. 740.9 million in 2001 to Ps. 769.8 million in 2002 mostly as a direct consequence of a more efficient purchasing process in Sumesa and a restructuring and rationalization of the raw material in Restaurantes.

Gross Profit. Gross profit expressed as percentage of net sales reduced from 39.6% in 2002 compared to 40.0% in 2001. Nonetheless, this decrease in the percentage of sales, the gross profit increased 2.3% in pesos from Ps. 493.4 in 2001 to Ps. 504.9 in 2002 due to the increase in sales and also because of the changes explained in the previous section.

Liquidity and Capital Resources.
Liquidity. In the past the Company’s liquidity has been provided by the operations flow and, occasionally, by short-tem loans which are paid before year-end. In order to finance its growth, the Company has obtained funds through debt and capital markets.

At December 31, 2003, the Company’s total debt of Ps. 2,102.7 million consisted of a bond without specific guaranty of US100 million divided in two series: A of U.S.$98 million with an interest rate of 6.1% and B of U.S.$2 million at an interest rate of 6.7%, Chirographic obligations of 172.9 million UDIs at an annual rate of 8.0% and a bank loan of Ps. 400 million. Average cost was 6.7% in 2003. The company will determine the type of currency, the termination date and the characteristics of any future loan, taking into consideration the available terms of market including interest and exchange rates, as well as the general economic conditions.

The Company’s payable account administration for suppliers and inventories is also an important source of financing. Accounts payable surplus average days on inventories average days was 4 days for 2002 and 12 days for 2003.

At December 31, 2003, and 2002, the Company had an aggregate of over Ps. 5,582.2 and Ps. 5,104.9 million of credit available, respectively, through unused uncommitted lines of credit with eight banking institutions in 2003 and ten in 2002, under which the Company may borrow in pesos or, at its option, in U.S. dollars (converted to pesos at the exchange rate in effect at the time of the borrowing). The terms and conditions of such lines of credit will be determined at the time when they are utilized. The Company renews its bank lines of credit on a yearly basis. The bank credit lines do not contain any financial covenants.

Resources obtained from operation activities reached Ps. 363.8 million in 2002 compared to those resources in 2003 for Ps. 1,077.8 million. Inventories decreased 2.3% from Ps. 4,056.7 million at December 31, 2002 to Ps. 4,150.9 million at December 31, 2003. Inventory average days was 51.5 in 2002 and 54.3 days in 2003. Accounts payable average days were 56 days in 2002 and 66 days in 2003.

Cash Policy
Due to the Company’s activity, its liquidity is presented on a real and daily basis by means of merchandise payments additionally to a better inventory turnover with respect to suppliers’ accounts payable terms.

Cash resources obtained from the Company’s operation have been similar to years 2002 and 2003. Credit card payments represent 28.8% in 2003 and 28.5% in 2002; voucher payments increased from 7.0% during 2002 to 13.5% in 2003 and cash payments represented approximately 64.5% of cash resources in 2002 and 57.7% in 2003.

The Company focuses and invests cash flow, including that from subsidiaries, in the holding company. In this way Controladora Comercial Mexicana, S.A. de C.V. distributes the cash flow to the subsidiaries in order they can bear up their commitments with suppliers and others. Practically all transfers and payments are electronically performed to avoid mistakes and to have a complete control of resources available.

Resources are mainly used for asset investment, which represents approximately 74% of EBITDA, such as new stores, remodeling, and land purchasing and information systems. Approximately another 6% of EBITDA is used for dividend payments.

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

As of January 30, 2003, the Company’s credit ratings were as follows:

	Standard & Poors	FITCH
Long-term debt international	BBB-	BBB-
Long-term debt national	AA	AA
Short-term debt national	A-1+	F-1+

In assessing our credit strength, both Fitch and Standard & Poor s consider our capital structure and financial policies as well as our consolidated balance sheet and other financial information. We do not currently foresee any reasonable circumstances under which we believe we would lose our current investment-grade debt ratings. However, if this were to occur, it could adversely impact, among other things, our future borrowing costs, access to capital markets and there are no payment acceleration provisions in the Company’s fixed-term debt portfolio related to a downgrade in the Company’s credit ratings. Similarly, a downgrade in the Company’s credit ratings would not affect the Company’s ability to borrow amounts under the revolving credit facilities. However, any adverse changes to the Company’s credit ratings could limit the Company’s access to the commercial paper market and increase the cost of debt.

Resources in foreign money correspond principally to operations with import suppliers.

Liquidity 2003. In the past the cash generated from operations and occasionally by short-term loans that are generally paid before the year-end has generally provided the Company’s liquidity.

Contractual Obligations (In millions of pesos and Dollars)	2004	2005	2006	2007	2008 and thereafter	Total
Long-term debt
Private placement			Us$ 19.6	19.6	60.8	Us$ 100.0
Direct loan			Ps 80.0	160	160	Ps 400.0
Debenture bonds					579.6	Ps 579.6
Non cancelable operating leases	Ps 210.2	210.2	210.2	210.2	902.2	Ps 1,743.0
Auchan	US$ 20.0	25	20	20	20	US$ 105.0

During 2003, 2002 and 2001, the Company paid Ps. 86,965, Ps. 153,782 and Ps. 173,760, respectively, of interest on debt.

As of December 31, 2003, 2002 and 2001 the Company was in compliance with all its payments and its debt covenants.

The management of our trade payables and inventory is also an important source of financing. In 2003 and 2002 the excess of the average length of days payable for our trade payables exceed the average number of days inventory increased from 4 in 2002 to 12 in 2003.

Assets Investments
The following table sets forth our capital expenditures for each of the three years ended December 31, 2001, 2002, 2003 and the budgeted capital expenditures for 2004:

	Year ended December 31(1),
	2001	2002	2003	2004 (2)
(Millions of constant Pesos as of December 31, 2003, except for 2004 amounts which are in nominal Pesos)
Real estate	614.2	328.2	575.7	782.6
Store fixture (3)	617	427.6	896.1	1,218.00
Information systems	22.2	16.1	64.2	87.3
Total	Ps. 1,253.5	Ps. 771.9	Ps. 1,536.0	Ps. 2,087.9

(1) Capital expenditures exclude Ps. 287.0 in 2001 , Ps. 212.0 in 2002 and Ps. 325.8 in 2003 contributed by Costco to the Costco Mexico joint venture.
(2) Represents budgeted amounts for the year ending December 31, 2004.
(3) Represents store fixtures and other equipment expenditures.

Assets investments for Ps. 1,536.0 million in 2003 were financed with resources obtained from operations. The plans of the Company for 2004 are contingent due to the economic situation of the country and to the Company’s potential to generate enough cash flow to finance such investments.

We currently plan to finance our assets investments for 2004 mainly from cash flow from operations. Although we expect that enough financing will be available, we cannot assure you that there will be adequate cash flow from operations in order to accomplish the investments planned. We are also responsible for financing 50% of the new Costco warehouses.

We currently plan to invest U.S.$180 million in new projects during next year. We expect to open 13 units as follows: four Bodegas, five Megas, four Costco membership warehouses and four Restaurantes California. We intend to continue remodeling units and expect to complete construction on our new state-of-the-art distribution center, which we believe will increase our storage capacity by 160.5%.

Resources used for this expansion program will be obtained exclusively from the cash flow. See "Business Description —Description of Principal Assets".

Off-Balance Sheet Arrangements

As of December 31, 2003, we only have one off-balance sheet arrangements. On February 11, 2003 CCM signed a Master Contract to purchase the representative shares of capital stock of Controladora Auchan Mexicana, S.A. de C.V. (CAM) and Auchan, S.A. de C.V. (Amex), as well as a purchase and sales contract with governance provision of the representative shares of CAM’s capital stock.

On March 1st, 2003 CCM took the operation of Amex with 5 retail stores located in the central part of the country and converted them into Megas.

CAM owns the five stores buildings and an additional land. According to the contracts CCM will satisfy in six payments without interests CAM’s shares beginning February 2003 which under the purchase and sales contract with governance provision will be kept in a trust until the last payment is satisfied and CCM will not have CAM’s corporate total decisions. In the event CCM does not satisfy the payments, shares ownership and partial payments given will be lost.

Payments program is as follows:

February 28, 2004	US$ 20,000
February 28, 2005	25,000
February 28, 2006	20,000
February 28, 2007	20,000
February 28, 2008	20,000

On December 19, 2003 the process to determine the “Purchasing Adjustment Price” was concluded according with the contracts signed on February of that year and it was concluded that the original price should be reduced on US$1,803. In January 2004, CCM received the payment for that amount.

On December 31, 2003 CCM registers in other assets the acquisition of 12.5% of CAM’s shares in the amount of $170,370 for February’s 2003 payment.

From this operation it was determined a goodwill on the acquisition cost of Amex of $566,403. CCM considered that the process of incorporation of these new stores into its retail chain and systems will take three years, therefore it was decided to amortize the goodwill in that period in 2003 $141,601 were redeemed.

New Mexican and U.S. Accounting Standards
In December 2001 the MIPA (Mexican Institute of Public Accountants) issued revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabitilties and Commitments”, which supersedes the original Statements C-9 and C-12, both from 1974, and Circulars 46, 47 and 48. The provisions of this new Statement are effective for years beginning on or after January 1, 2003; however, early adoption is recommended.

The objective of this Statement is to establish rules for valuation and disclosure of liabilities and provisions, to determine particular rules for valuation and disclosure of contingent assets and liabilities, and to provide rules for disclosure of commitments acquired by an entity as a part of its normal activities.

In February 2002, the MIPA issued revised Statement C-8, “Intangible Assets”, which supersedes the current Statement C-8, effective since 1976. The provisions of this new Statement are effective for years commencing on or after January 1, 2003; however, early adoption is recommended.

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

In March 2003, the MIPA issued Bulletin B-5 “Segment Financial Information”. The B-5 nullifies the application of the IAS No. 14 “Segment reporting” which was applicable to the Mexican companies under Bulletin A-8. The B-5 establishes standards for the way that Mexican Companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about economic segments, geographic areas, and major customers. The B-5’s framework for segment reporting is referred to as the management approach. It is intended to give analysts and other financial statement users a view of the enterprise through the eyes of management by looking to a company’s internal management reporting structure as the basis for determining the company’s external segments as well as the basis for determining the information that is to be disclosed for those segments. The provisions of the B-5 are required to be applied after its publication. The Company is presently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

The MIPA issued Bulletin C-15, “Impairment and Disposal of Long-Lived Assets”, (“Bulletin C-15”), which will be effective as of January 1, 2004, although early adoption is recommended. Bulletin C-15 provides specific criteria in determining when there is impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Bulletin C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Bulletin C-15 provides guidance as to presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition, Bulletin C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The Company is currently evaluating the impact that adoption of this statement will have on its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (FIN 46-R). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (SFAS 149). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Directors
Our Bylaws provide that the Board of Directors will consist of the number of directors elected by CCM’s shareholders at the annual shareholders’s meeting for a renewable term of one year. The Board currently consists of 13 directors, and may consist of a minimum of 5 and up to 20 directors, 3 of who are independent. The Board is responsible for the management of our business.

Each Board member was elected on April 3, 2003 at our annual shareholders meeting, and are elected for a one-year term. The names and positions of the current members of the Board, their dates of birth, and information on their principal business activities outside CCM are as follows:

Carlos Gonzalez Nova Honorary Chairman of the Board	Born: August 14, 1917
First elected: 1957
Principal Occupation:     Honorary Chairman of the Board
Other directorships and business experience: Chairman of the Board and Member of the Executive Committee of CCM

Guillermo Gonzalez Nova Chairman of the Board	Born: July 2, 1933 First elected: 1957 Principal Occupation: Chairman of the Board Other directorships and business experience: Vice Chairman of the Board and Member of the Executive Committee of CCM

Jaime Gonzalez Nova Vice Chairman of the Board	Born: November 13, 1930 First elected: 1957 Principal Occupation: Vice-Chairman of the Board Other directorships and business experience: Member of the Executive Committee of CCM

Carlos Gonzalez Zabalegui Vice Chairman of the Board and Chief Executive Officer	Born: July 13, 1951
First elected: 1985
Principal Occupation: Vice-Chairman of the Board and Chief Executive Officer
Other directorships and business experience: Executive Vice-President and General Director of CCM

Elena M. Gonzalez Guerra Director	Born: April 7, 1954 First elected: 1990 Principal Occupation: Director

Pablo J. Gonzalez Guerra Director	Born: January 24, 1951
First elected: 1984
Principal Occupation: Director of Inmobiliaria Nova, S.A. de C.V.
Other directorships and business experience: Director of Operadora Vista Hermosa, S.A. de C.V.

Francisco Martinez de la Vega Director and Chief Financial and Administrative Officer	Born: December 21, 1956
First elected: 1990
Principal Occupation: Director and Chief Financial and Administrative Officer
Other directorships and business experience: Member of the Executive Committee, the Board of Directors, Treasury Director of CCM and Director of Prestaciones Universales S.A. de C.V.

Angel Portilla Gonzalez Director	Born: September 25, 1943 First elected: 1990 Principal Occupation: Sumesa Director Other directorships and business experience: Director

Javier Cantu Charles Real Estate Developer Director	Born: December 13, 1940 First elected: 1992 Principal Occupation: Corporate Planning and Development Director Other directorships: Director and business experience: Former General Director of Sorimex

Santiago Garcia Garcia Director	Born: November 26, 1953
First elected: 2002
Principal Occupation: General Director of Comercial Mexicana Other directorships and business experience: Chief Operating Officer of Palacio de Hierro; Member of the Executive Committee of CCM

Fermin Sobero San Martin Director	Born: February 18, 1938 First elected: 2002 Principal Occupation: Director Other directorships and business experience: Partner in a Mexican accounting firm.

Jose Luis Rico Maciel Director and Secretary	Born: September 19, 1926
First elected: 1957
Principal Occupation: Director
Other directorships and business experience: Member of the Executive Committee, Corporate Legal Affairs Director and Corporate Taxes Director of CCM

Rodolfo Garcia Gomez de Parada Director and Secretary Pro Term	Born: May 9, 1953
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

On June 1, 2001 the Mexican Securities Market Law, or the Mexican Securities Law, was amended. We amended our bylaws on April 11, 2002 to reflect the changes in the Mexican Securities Law. Pursuant to the amendments to the Mexican Securities Law, our bylaws now provide that the Board of Directors must be composed of at least five and no more than twenty members. At least 25% of the members of the Board of Directors must qualify as Independent Directors. The Mexican Securities Law provides that the following persons, among others, do not qualify as independent:
· employees or managers of the issuer;
· controlling shareholders of the issuer; and
· important clients, suppliers, debtors or creditors of the issuer or their employees or officers.

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

Executive Officers
The names and positions of our current executive officers, their dates of birth, and information concerning their prior business experience are as follows:

Carlos Gonzalez Zabalegui Chief Executive Officer	Born: July 13, 1951 Appointed: 1978 Business experience: Chief Executive Officer General Director

Santiago Garcia Garcia General Director of Comercial Mexicana	Born: November 26, 1953 Appointed: 2002 Business experience: Chief Operating Officer of Palacio de Hierro; Member of the Executive Committee of CCM

Javier Cantu Charles Real Estate Developer Director	Born: December 13, 1940 Appointed: 2002 Business experience: General Director of Comercial Mexicana; General Director of Sorimex

Luis Felipe Gonzalez Solana General Director of Restaurantes California	Born: December 5, 1958 Appointed: 1986 Business experience: General Director of Restaurantes California

Jaime Gonzalez Solana General Director of Costco de Mexico	Born: February 26, 1957 Appointed: 1991 Business experience: General Director of Costco de Mexico

Jose Luis Rico Maciel Corporate Legal Affairs and Corporate Taxes Director	Born: September 19, 1926 Appointed: 1957 Business experience: Corporate Legal Affairs and Corporate Taxes Director

Francisco Martinez de la Vega Chief Financial and Administrative Officer	Born: December 21, 1956 Appointed: 1990 Business experience: Chief Financial and Administrative Officer

Angel Portilla Gonzalez General Director of Sumesa and Development Director	Born: September 25, 1943 Appointed: 1984 Business experience: Corporate Planning and Development Director

Statutory Auditors
Our statutory auditors are Rogerio Casas Alatriste Hernandez and Manuel García Braña. Under our bylaws, the holders of a majority of the outstanding B Shares voting together may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. In accordance with the amendments to the Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect a statutory auditor (comisario) and a corresponding alternate statutory auditor at the annual ordinary shareholders’s meeting. The primary role of the statutory auditors is to report to our shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. Mexican law requires that the statutory auditors receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and that they be invited to attend any meeting of the Board of Directors and the Audit Committee. The statutory auditors are also authorized to:
· call ordinary or extraordinary general meetings,
· place items on the agenda for meetings of shareholders or the Board of Directors,
· attend meetings of shareholders, the Board of Directors, or the Audit Committee, and
· generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition.

C.P. Rogerio Casas Alatriste H., a retired partner of PricewaterhouseCoopers, was elected by our shareholders at the annual general ordinary shareholders’s meeting in 2003 to serve as our statutory auditor, and C.P. Manuel García Braña was elected to serve as Mr. Casas’s alternate, in each case for a renewable term of one year.

Compensation
For the year ended December 31, 2003, the aggregate compensation we paid to our directors and executive officers for services in all capacities, excluding any benefits under our stock purchase plan described below, was approximately Ps73.9 million.

Options to Purchase Securities From Registrant or Subsidiaries
In 2003 the Company started with the cancellation of the stock purchase plan that will end completely by April 2004. See Note 12 to the Financial Statements.

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

Our statutory auditors must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:
· prepare an annual report regarding its activities for submission to the Board and to our shareholders at our annual shareholders’s meeting;
· prepare and render statements to the Board as to the fairness of transactions and arrangements with related parties, which must be approved by our Board of Directors; and
· retain independent experts to render fairness opinions in connection with extraordinary corporate transactions and arrangements with related parties.

Employees and Labor Relations
At December 31, 2003, we employed 33,557 individuals. During the busiest retail months, part-time employees may constitute up to 10% of our workforce. At December 31, 2003, we had 1,811 administrative and managerial, 31,746 operating employees.

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

We are committed to training employees. During 2003 we dedicated approximately 6 days of training per employee. All new employees are provided with training designed to ensure compliance with our policies relating to customer service, prevention of theft and operational procedures. Continuing on-the-job training is provided to our employees, including upon each transfer or promotion of an employee.

Approximately 16.3% of our employees were members of one of 12 labor unions at December 31, 2003. In addition, labor relations in some stores are governed by separate collective bargaining agreements executed between employees of a single store and a union selected by such employees. The economic terms of the collective bargaining agreements are renegotiated on an annual basis. We have not experienced any work stoppages and management believes that we have a good relationship with our employees and unions.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2003:

	December 31,
	2001	2002	2003
Number of Employees	31,955	32,993	33,557
Category of Activity
Operating Employee	29,344	30,746	31,746
Administrative employee	2,611	2,247	1,811
Geographic Location
Metropolitan	12,766	13,065	13,825
Central	11,563	12,207	12,315
Northwest	2,964	3,035	3,187
Northeast	986	924	707
Southwest	1,475	1,518	1,409
Southeast	2,201	2,244	2,114

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

Each B Unit may at any time be converted into a Unit, by either the Secretary of the Company or by INDEVAL, S.A. de C.V. "Inveval". Our capital structure as of December 31 of the last three years was as follows:

Year ended December 31,	Number of BC Units	Number of B Units
2001	338,288,361	747,711,639
2002	338,448,390	747,551,610
2003	338,448,390	747,551,610

At December 31, 2003, the Principal Shareholders owned 747,431,760 B Units and 5,528,834 BC Units representing in the aggregate 69.3% of the total outstanding capital stock. The Principal Shareholders determine the outcome of substantially all actions requiring shareholder approval, and through their control of the Board of Directors, select executive officers.

Major Shareholders
The following table sets forth certain information with respect to ownership of CCM’s capital stock as of December 31, 2003 of (i) each person who is known by CCM to own more than 5% or each executive officer or director who is known by CCM to own more than 1% of either the currently outstanding B Units (consisting of four B Shares, without par value and with one vote per share, or B Shares, which trade together as a single security) and BC Units (consisting of three B Shares and one C Share, without par value and without voting rights, or C Shares, which trade together as a single security) and (ii) all our executive officers and directors as a group.

	B Units and BC Units Owned as of December 31, 2003
	B Units		BC Units
Identity of Owner	Number	Percentage of class	Number	Percentage of class	Aggregate Percentage of Outstanding B Units and BC Units	Voting Power
Scotiabank Trust(1)	747,431,760	99.90%	5,528,834	1.60%	69.30%	75.00%
All executive officers and directors as a group (20 persons) (2)	682,616,100	91.30%	25,497,224	7.50%	65.20%	70.00%

(1) For a description of this trust and its beneficiaries which indirectly include our Principal Shareholders, see " — Our Principal Shareholders."
(2) Including the Principal Shareholders.

As of December 31, 2002, the public float for the Units (including those represented by GDSs) represented approximately 28.8% of the total outstanding capital stock of CCM.

The Principal Shareholders are able to exercise full voting rights with respect to the B Shares that they hold (including B Shares held through B Units representing a majority of the outstanding B shares (the "Control Position") as well as any B Shares held through Units) and may convert each B Unit into one Unit at any time. The Principal Shareholders have informed us that they currently intend to maintain their Control Position and, through this position, will have the power to elect a majority of our directors and determine the outcome of substantially all actions requiring shareholder approval. See "Item 3. Key Information—Factors Relating to the Company—Control by the Principal Shareholders."

Our Principal Shareholders. Approximately 69% of our B Units are held by the Scotiabank Inverlat Trust, or the Scotiabank Trust. The largest direct beneficiary of this trust is a company owned by members of the Gonzalez family. Members of this family, including Carlos Gonzalez Nova, Guillermo Gonzalez Nova, and Jaime Gonzalez Nova, own an equity interest in such company which is substantially equivalent to their relative percentage ownership interest in B Units as reported in our Annual Report on Form 20-F for the year ended December 31, 2001. The other beneficiaries of this trust 53 of our employees whose percentage interest in the Trust is approximately 1% percent.

Under the terms of the Scotiabank Trust, the company which contributed the B Units into the Trust, and which is controlled by our Principal Shareholders, may at any time transfer its interest in the Trust to members of the Gonzalez family or a third party. The Principal Shareholders, as indirect beneficiaries, may from time to time contribute additional B Units, Units, and any other Shares of our capital stock that they may receive in the future, into the Scotiabank Trust.

The Technical Committee. Decisions regarding the Trust are made by a majority vote of a four member Technical Committee. The members of the Technical Committee are Carlos Gonzalez Nova, Carlos Gonzalez Zabalegui, Guillermo Gonzalez Nova and Jaime Gonzalez Nova. Each member of the Technical Committee has one vote. In the event of a tie, the vote of the President of the Technical Committee, Carlos Gonzalez Nova, will be deemed the deciding vote. The Technical Committee has the exclusive authority to make decisions regarding voting and disposition of the B Units held by the Scotiabank Trust. In the event a member of the Technical Committee resigns or dies, that member’s alternate will become full member. A new alternate will be selected by the new member, subject to Technical Committee approval.

Related Party Transactions
We do not grant personal loans to our employees or shareholders. Employees and our shareholders are permitted to borrow only against our retirement fund or from our annual savings fund.

We currently lease one store located in Puebla from a company controlled by the Principal Shareholders and certain members of the Principal Shareholders’s families. We believe that this lease, which expires in 2015, is on terms no less favorable to us than would be obtainable in an arm’s-length transaction.

From time to time, in the regular course of business, we deal with Nova Distex, S.A. de C.V., or Nova. Our majority shareholders own a controlling interest in Nova, a textile manufacturer and property management company. We provide management services to Nova and purchase textiles for resale in our stores. We believe that these transactions are on terms no less favorable to us than would be obtainable in an arm’s length transaction.

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

Item 8. Financial Information
See "Item 17—Financial Statements" and pages F-1 through F-6, which are incorporated herein by reference.

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

The following table shows the high and low sales prices in nominal Pesos (without adjustment for inflation) for the Units and the B Units on the Mexican Stock Exchange for the period from January 1, 1997 to June 13, 2004.

	Nominal Pesos Per Unit		Nominal Pesos Per B Unit(2)
	High	Low	High	Low
1997	10.6	5.22	9.9	5.5
1998	11	4.19	10.6	6.1
1999	12.9	7.4	12	8.7
2000	11.06	7.62	11.2	9.6
2001
First Quarter	9.22	6.51	12	7.5
Second Quarter	8.99	6.73	12	11.89
Third Quarter	8.69	5.5	12	12
Fourth Quarter	7.5	5.35	16	12
2002
First Quarter	8.25	6.12
Second Quarter	8.4	5.3
Third Quarter	6.65	4.8
Fourth Quarter	6.6	4.95
2003
First Quarter	5.3	4.76
Second Quarter	7.04	5.06
Third Quarter	7.49	6.73
Fourth Quarter	11.21	7.83
2004
January	12.1	11.44
February	14.36	12.2
March	14.6	12.91
April	14.25	12.65
May	13.6	12
June (through June 2)	13	12.7

(l) Source: Mexican Stock Exchange.
(2) Unit B, unlisted from the BMV on Oct. 27, 2001.

The following table shows the high and low sales prices in U.S. Dollars for the GDSs on the New York Stock Exchange for the period from January 1, 1997 to June 12, 2003.

	U.S. Dollars per GDSs(1)
	High	Low
1997	265/8	18 1/4
1998	14 9/16	10 1/16
1999	26 1/4	15 7/16
2000	20	16 3/8
2001
First Quarter	19 1/16	14
Second Quarter	19.5	14.75
Third Quarter	18.75	11.75
Fourth Quarter	16.3	11.75
December	16.3	13.33
2002
First Quarter	17.9	13.2
Second Quarter	18.15	10.9
Third Quarter	12.92	9.93
Fourth Quarter	11.8	9.9
December	11.2	10
2003
First Quarter	10.2	8.5
Second Quarter	13.9	9.46
Third Quarter	14.1	12.16
Fourth Quarter	19.8	13.72
December	19.77	18.47
2004
First Quarter	27.14	19.95
Second Quarter	25.5	20.65

(1) Source: New York Stock Exchange

Debt Securities
On April 14, 1998, we issued, in a private placement, 9.375% Senior Notes due 2005 in an aggregate principal amount of U.S.$130 million. These notes were registered under the Securities Act of 1933 through an exchange offer. Since April 2003, we had the option to call the bond paying a premium of 104.5%. We made the call on June 11, 2003 for U.S. $ 84.81 million, the outstanding amount of the bond (we have bought back U.S. $ 29.99 million in 1998 and US$ 15.2 million in 2002), resulting in a final payment, including the premium, of U.S. $ 88.63 million.

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

The most important characteristics of this operation are the following:

Issue	Senior Unsecured Notes (the Notes).
Issuer	Controladora Comercial Mexicana S.A. de C.V. (the Company).
Subsidiary Guarantors	All Guarantors under the Companys principal bank lending arrangements at the time of closing. The Notes shall be guaranteed by Comercial Mexicana S.A. de C.V. and any other wholly owned Material Subsidiary. At all times, total assets of all Subsidiary Guarantors shall sum to an amount equal to 80% of the Companys Consolidated Total Assets less consolidated assets of Costco de Mexico S.A. de C.V.
Principal Amount	US$100,000,000.
Noteholders	Accredited Institutional Investors.
Placement Agent	Merrill Lynch & Co.
Final Maturity	Tranche A: 7 years from the date of Takedown. Tranche B: 7 years from the date of Takedown.
Amortization	Tranche A: 5 equal annual principal repayments beginning on the 3rd anniversary of the issuance of the Notes resulting in an average life of 5 years.
Interest Rate	Tranche A: 6.10%, a spread of 350 basis points over the 5 year U.S. Treasury Note yield at the time of commitment. Interest will be payable semiannually in arrears. Tranche B: 6.70%, a spread of 360 basis points over the 7 year U.S. Treasury Note yield at the time of commitment. Interest will be payable semiannually in arrears.
Price	100% of Principal Amount.
Use of Proceeds	To refinance existing debt and for general corporate purposes.
Ranking	The Notes shall rank pari passu with the Companys other senior unsecured Debt.

On June 2, 2003, we received the authorization of the Mexican National Bank Commission to emit a local short-term debenture program in pesos. The characteristics of the approval of the Company ‘s Short-term Local Bond Program are as follows:

Issuer:	Controladora Comercial Mexicana, S.A. de C.V.
Issue	Short-term Local Bonds
Type of bonds:	Chirographic
Currency:	Mexican pesos
Amount:	$1,000,000,000.00
Amount of each issuance:	Will be determined upon each short-term local bond issuance according to the Program.
Rated value:	$1,000,000,000.00. Each local bond will have a rated value of multiple $100.00 (HUNDRED pesos 00/100).
Settlement:	Up to 360 days from the issuance date.
Currency:	Mexican Pesos or Investment Units.
Settlement date:	360 days from closing date. During this period several issuances may be accomplished but without exceeding the total amount.
Taxation:	Interest rate will be determined just before issuance. Issuance will operate on a discount basis.
Review and interests payment	In the event the issuer pays interests these should be previously calculated under the revised and agreed payable interest rate established: weekly, monthly, quarterly, semiannually or other.
Place and payment of Amount and interests	Amount and interests with respect to Local Bonds will be paid on the maturity date through electronic transfer at SD INDEVAL, S.A. de C.V.
Purchasers	Mexican or foreign individuals or companies; mutualist insurance institutions; guaranty bonds institutions, deposit institutions, leasing financial companies, credit unions, factorage companies and societies of variable income investment and commercial paper.
Amortization:	At the maturity date in one payment
Grade:	mxA-1+
Qualifying Institution	Standard & Poors, S.A. de C.V.
Mutual Agent:	BankBoston, S.A., Institucion de Banca Multiple, Division Fiduciaria.
Placement Agent:	Scotia Inverlat Casa de Bolsa, S.A. de C.V., Grupo Financiero Scotiabank Inverlat.

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

To be registered and maintain registration in subsection A of the registry, an issuer was usually required to meet more stringent qualitative and quantitative requirements than for subsection B. The CNBV adopted regulations that became effective on January 1, 2001 that eliminate subsection B and impose additional requirements to those currently applicable to subsection A. Accordingly, as of January 1, 2001, in order to be registered in subsection A, an issuer must or must have, among other things:
· at least three years of operating history, or if an issuer is a holding company, it must present three years of operating history for its principal subsidiaries; if the issuer is a newly created entity as a result of a merger or spin-off, the three year requirement must be evidenced through any of the entities involved in such merger or spin-off, as the case may be;
· shareholders’ equity of at least 20 million unidades de inversión, or UDIs, which are inflation indexed currency units, equivalent to Ps. 58.2 million as of December 31, 2000;
· profits for the last three years of operation taken as a whole;
· conduct a public offering of at least 15% of the issuer’s paid-in capital stock or, if the offering exceeds 160,000,000 UDIs, it represents at least 7% of the issuer’s paid-in capital stock;
· offer at least 10,000,000 shares at a price per share of at least one UDI; and
· conduct a public offering with the potential to reach at least 200 stockholders.

To maintain its registration, an issuer must have:
· stockholders’ equity of at least 15 million UDIs;
· at least 36 trades in its securities every six months through the Mexican Stock Exchange;
· an average prices of its securities greater than Ps. 1.00 during any six-month period;
· at least 100 stockholders;
· a public float of at least 8,000,000 shares; and
· a public float of at least 12% of the issuer’s paid-in capital stock or at least 5% of the issuer’s paid-in capital stock if the initial public offering exceeded 160,000,000 UDIs.

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

As of June 1, 2001, the Ley del Mercado de Valores, or Securities Market Law, was amended to increase the protection given to minority shareholders and to bring corporate governance procedures of Mexican issuers up to international standards. Such amendments implemented through governmental regulations. Accordingly, we amended our bylaws at our annual shareholders’ meeting held on April 11, 2002, to reflect some of these amendments, including amendments that:
· established a Board with at least five and not more than twenty members and alternate members, of which 25% must qualify as “independent directors” under Mexican law;
· adopted specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and extraordinary corporate transactions; and
· provide additional protections for minority shareholders.

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

Circular 11-28 of the CNBV and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the EMISNET information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:
· the entering into or termination of joint venture agreements or agreements with key suppliers;
· the creation of new lines of businesses or services;
· significant deviations in expected or projected operating performance;
· the restructuring or payment of significant indebtedness;
· material litigation or labor conflicts;
· changes in dividend policy;
· the commencement of any insolvency, suspension or bankruptcy proceedings;
· changes in the directors; and
· any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

If the Mexican Stock Exchange deems it necessary, it may request additional information regarding material events affecting the issuer.

The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer as a result of the disclosure of material events if:
· the information filed by the issuer requires further clarifications; or
· the Mexican Stock Exchange determines that the public should be aware of that information before a trade may take place.
In these cases, trading may resume if the Mexican Stock Exchange determines that:
· the additional information provided by the issuer is sufficient and not misleading; or
· the public has had the opportunity to access that information.

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

Item 10. Other Information

Bylaws

Below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see “Directors, Senior Management and Employees.”

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

Voting Rights and Shareholders’s Meetings
Board of Directors. The management of our business is vested in our Board of Directors. Article 19 of our bylaws, amended pursuant to the June 2001 amendments to the Mexican Securities Market Law, currently provide for a Board of Directors of a minimum of five and no more than twenty members, at least 25% of which must be “independent directors” under Mexican law, and the same number of alternate directors. The Board currently consists of 13 members. Under Mexican law, as recently amended, a shareholder or group of shareholders owning 10% or more of the capital stock of a company has the right to elect one regular and the corresponding alternate director.

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

General shareholders’s meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider certain matters specified in the Mexican Companies Law and the Bylaws including, principally, amendments of the Bylaws, liquidation, dissolution, merger and transformation from one form of company to another and increases and reductions of the fixed portion of the capital stock. General meetings called to consider all other matters are ordinary meetings. An ordinary general meeting of the holders of B Shares must be held at least once each year within the first four months following the end of the preceding fiscal year to consider the approval of the financial statements of CCM and certain of its subsidiaries for the preceding fiscal year, to elect directors for holders of B Shares and statutory auditors, to determine the compensation of all directors or statutory auditors, and to determine the allocation of the profits or losses of the preceding year.

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

Shareholders’s meetings may be called by the Board, our statutory auditors or a Mexican court. The Board or the statutory auditors may be required to call a meeting of the shareholders at the written request of the holders of 33% of the B Shares or, in the case of a meeting at which holders of C Shares would be entitled to vote, at the written request of the holders of 33% of the outstanding C Shares. In the event that a meeting is not called within 15 days following the date of such request, a Mexican court may require such meeting to be called. Notices of meetings and agendas therefor must be published in the Diario Oficial de la Federación or a newspaper of general circulation in Mexico City at least 15 days prior to the date set for the meeting. Meetings may be held without such publication, provided that 100% of the shares entitled to vote are represented. To attend a meeting, shareholders must deposit their shares prior to such meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

Dividends and Distributions
At the annual ordinary general meeting of holders of B Shares, the Board submits our financial statements for the previous fiscal year together with a report thereon by the Board and the report of the statutory auditor, to the holders of B Shares for approval. The holders of B Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of historical capital stock (before effect of restatement). See Note 11 to our Annual Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders, subject to the terms of certain restrictive covenants contained in certain of our indebtedness. See "Item 3—Key Information—Dividends.

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

Pre-emptive Rights
Except in certain circumstances involving a public offering and requiring prior CNBV approval (including the Offerings) or in connection with the placement of our shares which were previously repurchased, in the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. For example, subject to certain exceptions, if we issued B Shares and C Shares in the form of Units and B Shares in the form of B Units in the future, pursuant to and subject to applicable Mexican law, each holder of Units and B Units would be entitled to subscribe for a sufficient number of Units and/or B Units, as the case may be, to maintain such holder’s then-existing proportionate holdings of B Shares and C Shares, and the Principal Shareholders would be entitled to subscribe for a sufficient number of B Units and Units to maintain their proportionate holdings of B Shares and C Shares with respect thereto. Pre-emptive rights must be exercised during a term fixed by the shareholders at the meeting declaring such capital increase, which term may not end before at least 15 days following the publication of notice of the capital increase in the official gazette of the corporate domicile. Under Mexican law, pre-emptive rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of GDSs may be restricted in their ability to participate in the exercise of such pre-emptive rights.

The Principal Shareholders have advised us that they may exercise their pre-emptive rights to subscribe for a sufficient number of B Shares so that they will own B Shares, including the Control Position, representing a majority of the outstanding B Shares, in connection with any primary sale of equity by us in the future. See "Item 3. Key Information—Risk factors."

Other Provisions
Redemption. The B Shares and the C Shares are subject to redemption in connection with either (i) a reduction of share capital or (ii) a redemption with retained earnings, which, in either case, must be approved by our shareholders at an extraordinary general shareholders’s meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with retained earnings, by purchasing shares on the Mexican Stock Exchange, in accordance with the Mexican Companies Law, provided that in no case can shares be redeemed in such a way that the number of currently outstanding C Shares represents more than 25% of our capital stock.

Fixed and Variable Capital. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. The fixed minimum part without right to withdrawal of our capital amounts to the sum of Ps. 1,000,000,000.00 and it is represented by 1,000,000,000 shares. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the Bylaws, although it does require a vote of 50% plus one of the B Shares at an ordinary general meeting of shareholders. Under Mexican law and the Bylaws, if we issued variable capital shares, any holder of such shares would be entitled to redeem them at the holder’s option at any time at a redemption price equal to the lower of (i) 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days on which the shares were quoted preceding the date on which the exercise of the option is effective and (ii) the book value of such shares at the end of the fiscal year in which the exercise of the option is effective. If the option is exercised during the first three-quarters of a fiscal year, it is effective at the end of that fiscal year, but if it is exercised during the fourth quarter, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the annual ordinary general meeting of holders of B Shares at which the relevant annual financial statements were approved.

Forfeiture of Shares. As required by Mexican law, the Bylaws provide that non-Mexican holders of B Shares, C Shares, BC Units and B Units formally agree with the Foreign Affairs Ministry (i) to be considered as Mexicans with respect to the B Shares, the C Shares, the BC Units and the B Units that they acquire or hold as well as the property, rights, concessions, participation or interests owned by us or to the rights and obligations derived from any agreements the Company has with the Mexican government and (ii) not to invoke the protection of their own governments. Failure to comply may result in a penalty of forfeiture of such a shareholder’s capital interests in favor of Mexico. In the opinion of Santamarina y Steta, S.C., our Mexican counsel, under this provision a non-Mexican shareholder (including non-Mexican holders of GDSs) is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in us. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

Exclusive Jurisdiction. The Bylaws provide that legal actions relating to our relationship and the shareholders may be brought only in courts in the Federal District of Mexico City.

Purchase by CCM of its Shares. We generally may not repurchase our shares, subject to certain exceptions. First, we may repurchase shares for cancellation with distributable earnings pursuant to a decision of an extraordinary general meeting of shareholders. Second, pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owned by such shareholder to us, we must sell any shares so acquired within three months, otherwise our capital stock will be reduced and such shares canceled. Third, in accordance with the Securities Market Law and our Bylaws, we may repurchase our shares representing our capital on the Mexican Stock Exchange at any time at the then-prevailing market price. The Board of Directors must approve any such repurchase. Our capital stock would be reduced automatically in an amount equal to the theoretical value of each repurchased share (determined by dividing the outstanding capital stock of CCM by the number of shares outstanding immediately prior to such repurchase); in the event that the purchase price of such shares exceeded the theoretical value, the difference would be paid for with amounts allocated from net earnings to a special reserve created for the repurchase of shares. We would hold repurchased shares as treasury stock, pending future placements thereof which could be effected on the Mexican Stock Exchange. Our capital stock would be automatically increased upon the resale of shares in an amount equal to their theoretical value; any excess amount would be allocated to the special reserve referred to above. The economic and voting rights corresponding to such repurchased shares may not be exercised during the period in which such shares are owned by us and such shares would not be deemed to be outstanding for purposes of calculating any quorum or vote at any shareholder’s meeting during such period. In no event may such repurchase result in a percentage of C Shares in excess of that permitted by the Bylaws or applicable law.

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

Conflict of interest. Any shareholder that has a direct interest with respect to a certain transaction shall abstain from voting with respect to such transaction at the relevant shareholders’s meeting. A shareholder that votes on a business transaction in which its interest conflicts with that of CCM may be liable for damages, but only if the transaction would not have been approved without our vote.

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

Actions against Directors. Action for civil liabilities against the directors may be initiated by resolution of an ordinary shareholders’s meeting. In the event the ordinary shareholders’s meeting decides to bring such action, the directors against whom such action is to be brought will immediately cease to be directors. Additionally, shareholders representing not less than 15% of the outstanding shares may directly exercise such action against the directors, provided that (i) such shareholders shall not have voted in favor of not exercising such action at the relevant shareholders’s meeting, and (ii) the claim covers all the damages alleged to have been caused to us and not only the portion corresponding to such shareholders. Any recovery of damages with respect to such action will be for the benefit of us and not for the shareholders bringing this action.

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

During 2001 and 2000, each of Costco and CCM contributed U.S$10.0 million and U.S.$28.5 million respectively, to the joint venture.

Legal Proceedings

We are involved in certain legal proceedings incidental to the normal conduct of our business, which management does not believe will, in the aggregate, be material to our consolidated financial condition.

Exchange Controls and Restrictions on Foreign Investment

Exchange Rates and Controls
The Mexican economy has suffered balance of payments deficits and shortages in foreign exchange reserves. While the Mexican Government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, no assurance can be given that the Mexican Government will not institute a restrictive exchange control policy in the future (as has been the case in the past). Any such restrictive exchange policy could have a material adverse effect on our business and financial condition. See "Item 3. Key Information—Risk Factors—Currency Fluctuations and Exchange Controls".

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

The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations and limits the participation of non-Mexican investors to certain percentages in regard to enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies (i) engaged in reserved activities as referred to above and (ii) with assets exceeding the amount to be established annually by the Foreign Investment Commission (which has been set at Ps. 85 million) in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. The Principal Shareholders have advised us that they intend to maintain the Control Position directly in the form of B Units. Pursuant to the Foreign Investment Law, unless appropriate authorization is obtained, the Control Position may be transferred only to Mexican nationals.

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

Taxation

United States Taxes
General. The following is a summary of the anticipated material U.S. federal income tax consequences of the ownership and disposition of Units and GDSs except as otherwise noted, by U.S. Holders, as defined below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder based on the holder’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:
· that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our shares;
· that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or
· whose functional currency is not the U.S. dollar.

Also, this discussion does not consider:
· the tax consequences for the shareholders, partners or beneficiaries of a U.S. holder; or
· special tax rules that may apply to a U.S. holder that holds Units or GDSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

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

The description set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:
· the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations and judicial and administrative interpretations; and
· the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the applicable protocol, which we refer to as the tax treaty;
· and is subject to changes to those laws and the tax treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis; and
· is also based in part on the representations of the Citibank, N.A. as depositary and on the assumption that each obligation in the deposit agreement relating to the Units and GDSs and any related agreement will be performed in accordance with its terms.

Holders should consult their own tax advisors as to the particular United States, Mexican or other tax consequences of the ownership and disposition of Units and GDSs which may be applicable to them.

As used in this section, the term “U.S. Holder” means a beneficial owner Units or GDSs that is, for U.S. federal income tax purposes:
· a citizen or individual resident of the U.S.;
· a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;
· an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or
· a trust, in general, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

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

The application of the tax treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:
· is not a resident of Mexico for purposes of the tax treaty;
· is an individual who has a substantial presence in the United States;
· is entitled to the benefits of the tax treaty under the limitation on benefits provision contained in Article 17 of the tax treaty; and
· does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of CPOs, GDSs or underlying A Shares, L Shares and D Shares is effectively connected.

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

A non-U.S. Holder of Units or GDSs will not be subject to United States federal income or withholding tax on gain realized on the sale or other taxable disposition of Units or GDSs, unless
· such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or
· in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met.

Backup Withholding and Information Reporting. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding at a rate of up to 30% for dividends paid on the Units or GDSs, or proceeds from the sale or other disposition of Units or GDSs unless the U.S. Holder:
· is a corporation or comes within an exempt category; or
· provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

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

An income tax treaty between the United States and Mexico is in effect (the "Tax Treaty"). Except as indicated below under "—Taxation of Capital Gains," the Tax Treaty will not have any material effect on the Mexican tax consequences described herein.

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

The sale or other disposition of Units will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other recognized securities market, as determined by Mexican tax authorities under general rules. Sales or other dispositions of Units made in other circumstances would be subject to Mexican income tax. Under the Tax Treaty, gains on the disposition of Units by less than 25% U.S. Holders eligible for benefits under the Tax Treaty will not be subject to Mexican tax, unless (i) 50% or more of the fair market value of the Company’s assets consist of "immovable property" (as defined in the treaty) situated in Mexico, or (ii) such gains are attributable to a permanent establishment or fixed base of such U.S. Holder in Mexico. Because of uncertainty regarding the interpretation of the relevant provision of the Tax Treaty there can be no assurance that 50% or more of the fair market value of CCM’s assets do not or will not consist of "immovable property" situated in Mexico. Gains of a non-U.S. Holder eligible for benefits under a treaty to which Mexico is a party may be exempt (in whole or in part) from Mexican tax under such treaty. Holders should consult with their tax advisors as to their entitlement to benefits afforded by an applicable income tax treaty.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, file reports and other information with the SEC. These reports and other information, as well as any related exhibits and schedules, may be read and copied at the SEC’s public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1?800?SEC?0330 for further information on the public reference rooms and their copy charges. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, we are not required to furnish proxy statements to holders of our GDSs.

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

	Expected Maturity Date
	2004	2005	(2) (3)	Thereafter		Total notional amount	Fair value
Long-term debt:			(1)	Ps. 2,102,761	(2)	Ps. 2,102,761	Ps. 2,160,994
Interest rate				6.77%		6.77%	6.77%

During 2003 and 2002 we engaged in the following transactions:
(1) Private placement of US$100 million due 2010 divided in two series. Series A for US$98 million at a fixed interest rate of 6.10% payable semi-annually and annual amortization in equal amounts from the third year. Series B for US$2 million at a fixed rate of 6.70% payable semi-annually with amortization on due date.
(2) Direct bank loan of Ps. 400,000 payable semi-annually from September 2006 to September 2008 at local interest rate of TIIE plus 100 basis points payable semi-annually, 7.165% at the end 2003.
(3) Debenture bonds of 172.9 million Investment Units (UDI’s) Maturing in 2010 at a fixed interest rate of 8%, payable semi-annually.
(4) Unsecured notes of US$84.8 million (US$100 million in 2001) maturing in 2005, at a fixed interest rate of 9.375% payable semi-annually.
(5) Direct bank loan of US$30 million, maturing in 2004; at a interest rate LIBOR plus 1.75.
(6) Direct bank loan of US$15.2 million, maturing in 2003, at a fixed interest rate of 2.19%.

Foreign Exchange Rate Risk

We have U.S. dollar-denominated long-term debt and are subject to foreign currency exchange rate risk on cash flows related to interest and principal payments. From time to time, the Company enters into certain derivative transactions allowed by the Company’s risk management policy. The Company uses derivatives primarily as cash flow hedges to set interest rates for forecasted debt issuances, such as interest rate locks. We use derivative financial instruments for purposes other than trading to reduce our exposure to fluctuations in foreign currencies and to minimize the risk and cost associated with financial and global operating activities. Generally, the contract terms of hedge instruments closely mirror those of the item being hedged, providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting.

The fair values are based on the rates at which we could borrow funds with similar terms and remaining maturities at the dates presented.

Item 12. Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

PART III

Item 15. Controls and Procedures
The Chief Executive Officers and chief Financial Officer have evaluated the effectiveness of Controladora Comercial Mexicana, S.A de C.V. disclosure controls and procedures (as defined in Exchange Act Rules 13a-15d-15(e)) as of the end of the period by this Form 20-F.

Based upon and as of the date of such evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that material information related to Controladora Comercial Mexicana, S.A. de C.V.(including its consolidated subsidiaries) required to include on Form 20-F have been filed and submitted under the Securities Exchange Act of 1934.

There has been no change in our internal control over financial reporting during 2003 that has materially affected our internal control over financing reporting.

Item 16A. Audit Committee Financial Expert
Our Board of Directors elected Mr.Fermin Sobero San Martin as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics
We have adopted a written Code of Ethics that applies for all our employees, including our principal executive officers, principal financial officer, principal accounting officer, and persons performing similar functions.

Item 16C. Principal Accountant Fees and Services
PricewaterhouseCoopers served as our auditors for the years ended December 31,2003, 2002 and 2001. The following table sets forth the fees paid for professional audit services and other services rendered by PricewaterhouseCoopers to the Company in 2002 and 2003.

Fees Paid to PricewaterhouseCoopers

	2003	2002
	Thousands of pesos
Audit Fees(1)	6,037	5,771
Audit-related Fees(2)	1,110	210
Tax Fees(3)	4,040	3,461

Total	11,177	9,232

(1) Audit fees include services performed by the independent accountant to comply with generally accepted accounting standards in Mexico and the United States. Audit fees also include fees for services provided by the independent accountants in connection with statutory and regulatory filings or engagements, comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.
(2) Audit-related fees include employee benefit plan audits, accounting consultations and audits in connection with internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
(3) Tax fees include fees for tax compliance, tax planning and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refund and tax payment-planning services. Tax planning and tax advice encompass assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.
(4) All other fees include mainly services related to the purchasing information system implementation and design.

Audit Committee Pre-Approval Policies and Procedures
The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Audit Committee. Accordingly, the Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “Pre-Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Audit Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Audit Committee’s responsibilities under the Exchange Act are not delegated to management.

PART IV

Item 17. Financial Statements
See pages F-1 through F-6, which are incorporated herein by reference.

Item 18. Financial Statements
We have responded to Item 17 in lieu of Item 18.

Item 19. Exhibits
(a) List of Financial Statements
Report of Independent Accountants
Consolidated Balance Sheets as of December 31, 2002 and 2003
Consolidated Statements of Income for the Years Ended December 31, 2001, 2002 and 2003.
Consolidated Statements of Changes in Stockholders’s Equity for the Years ended December 31, 2001, 2002 and 2003.
Consolidated Statements of Changes in Financial Position for the Years ended December 31, 2001, 2002 and 2003.
Notes to Consolidated Financial Statements.
All other schedules relating to us are omitted because they are not required or because the required information is contained in our Financial Statements or Notes thereto.
(b) List of Exhibits
3.1 Amended and Restated Bylaws (Estatutos Sociales) of the Registrant.
4.1 Indenture, dated as of April 14, 1998, for the Senior Notes between the Registrant and IBJ Schroder Bank & Trust Company as Trustee.
10.1 Form of Indemnity Agreement between the Registrant and its directors and its executive officers.
10.2 Restated Corporate Joint Venture Agreement dated February 15, 1995, between the Price Company and Price Venture Mexico and CCM.3
10.3 Credit Agreement, dated as of May 24, 1996, among CCM, Comercial Mexicana S.A. de C.V., the Banks listed therein and Morgan Guaranty Trust Company of New York, as Agent.3
10.4 Form of Share Purchase Agreement between us and certain employees.3
12.1 CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.
12.2 CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.
13.1 CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.
13.2 CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2004.

1.- Incorporated herein by reference to Exhibit 3.1 to the Registrant’s Amendment No. 1 to its Registration Statement on Form F-1 (File No. 333-5564).
2.- Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1997.
3.- Incorporated herein by reference to Exhibits 10.2 through 10.5 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2004       CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

By:  /s/ Carlos Gonzalez Zabalegui
Chief Executive Officer

By:  /s/ Francisco Martínez de la Vega
Chief Financial and Administrative Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

Report of Independent Accountants
Consolidated Balance Sheets as of December 31, 2003 and 2002
Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001
Consolidated Statements of Changes in Stockholders’s Equity for the Years Ended December 31, 2003, 2002 and 2001
Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements
Costco de México, S.A. de C.V.Report of Independent Accountants
Costco de México, S.A. de C.V.Consolidated Balance Sheets as of December 31, 2003 and 2002
Costco de México, S.A de C.V.Consolidated Statements of Income for the Years Ended December 31, 2003, 2002 and 2001
Costco de México, S.A. de C.V.Consolidated Statements of Stockholders’s Equity for the Years Ended December 31, 2003, 2002 and 2001
Costco de México, S.A de C.V.Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2003, 2002 and 2001
Costco de México, S.A. de C.V.Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Controladora Comercial Mexicana, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Controladora Comercial Mexicana, S.A. de C.V. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’s equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Controladora Comercial Mexicana, S.A. de C.V. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their changes in stockholders’s equity and their changes in financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.
Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.
PricewaterhouseCoopers

Manuel García Braña

México, D.F.,
February 27, 2004

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 31, 2003 and 2002
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2003)

ASSETS	2003	2002
Current assets:
Cash	Ps 573,302	Ps 470,273
Temporary investments	646,045	422,716
Trade accounts receivable	538,661	334,477
Other accounts and notes receivable (Note 4)	2,689,283	2,360,010
Accounts receivable from affiliated companies, net (Note 5)	-	4,389
Inventories	4,150,901	4,056,710
Prepaid expenses and other assets	178,960	34,265
	8,777,152	7,682,840
Property, equipment and leasehold improvements, net (Note 6)	16,499,360	15,942,842
Other assets	450,775	475,241
Total assets	Ps 25,727,287	Ps 24,100,923
LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Trade payables	Ps 6,153,187	Ps 5,873,968
Taxes payable	65,472	199,821
Financial instruments (Note 8)	55,803	-
Accounts payable from affiliated companies, net (Note 5)	4,684	-
Short-term debt (Note 7)	-	164,169
Deferred revenue (Notes 4 and 12)	1,056,780	982,515
Other accrued liabilities	861,159	481,707
	8,197,085	7,702,180
Long-term liabilities:
Long-term debt (Note 7)	2,102,761	1,820,709
Labor obligations (Note10)	133,727	114,810
Deferred revenue (Note 12)	236,001	-
Deferred income taxes (Note 15)	1,955,164	2,149,939
Total liabilities	12,624,738	11,787,638
Stockholders equity (Note 11):
Contributed capital:
Capital stock	1,737,600	1,737,600
Restatement	5,502,566	5,502,566
	7,240,166	7,240,166
Paid in-capital, net	973,181	963,382
	8,213,347	8,203,548
Earned capital:
Legal reserve	593,616	553,213
Retained earnings	5,751,338	5,090,191
Reserve for repurchase of units	1,099,365	1,085,523
Units repurchased for stock purchase plan	-	(35,800)
Result from holding nonmonetary assets	(3,680,129)	(3,491,806)
Net income for the year	1,032,447	820,132
Total earned capital	4,796,637	4,021,453
Total majority stockholders equity	13,009,984	12,225,001
Minority interest	92,565	88,284
Total stockholders equity	13,102,549	12,313,285
Total liabilities and stockholders equity	Ps 25,727,287	Ps 24,100,923

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2003, except for unit amounts)

	2003	2002	2001
Net sales	Ps 34,963,852	Ps 33,325,827	Ps 36,335,013
Cost of sales	27,964,035	26,788,820	29,422,953
Gross profit	6,999,817	6,537,007	6,912,060
Operating expenses:
Selling	4,828,391	4,817,867	5,023,820
Administrative	766,034	762,853	758,899
	5,594,425	5,580,720	5,782,719
Operating income	1,405,392	956,287	1,129,341
Integral result of financing:
Interest expense	(327,106)	(239,873)	(282,547)
(Loss) gain from forward agreements	(453)	51,490	(43,658)
Interest income	42,656	44,852	61,043
(Loss) gain from repurchase of notes	(40,397)	(8,524)	-
Foreign-exchange (loss) gain , net	(99,738)	(227,087)	24,579
Gain from monetary position	238,521	317,706	251,481
	(186,517)	(61,436)	10,898
Income after integral result of financing	1,218,875	894,851	1,140,239
Miscellaneous income (expense), net	62,247	5,023	(19,361)
Income before provisions for income taxes and
employee statutory profit sharing	1,281,122	899,874	1,120,878
Provisions for income taxes and employee
statutory profit sharing (Note 15)	240,575	72,398	277,351
Income before minority interest	1,040,547	827,476	843,527
Interest of minority stockholders in the results of
subsidiaries	(8,100)	(7,344)	(9,140)
Net income for the year	Ps 1,032,447	Ps 820,132	Ps 834,387

Average number of units	1,079,765,000	1,078,225,000	1,061,260,000
Net income per units:
Before minority interest	Ps 0.96	Ps 0.76	Ps 0.79
Minority interest	0.00	0.00	0.00
After minority interest	Ps 0.96	Ps 0.76	Ps 0.79

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2003, except for unit amounts)

	Capital stock	Paid-in capital, net	Legal reserve	Retained earnings	Reserve for repurchases of units	Units repurchased for stock purchase plan	Result from holding non-monetary assets	Net income for the year	Majority stock-holders equity	Minority interest	Total stock- holders equity
	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps	Ps
Balances as of December 31, 2000	7,240,166	1,052,626	450,065	4,001,686	242,093	(7,226)	(3,001,876)	1,264,669	11,242,203	91,692	11,333,895
Resolutions of the General Ordinary Stockholders Meeting held on April 5, 2001:
Transfer to retained earnings				1,202,450				(1,202,450)
Increase legal reserve			62,219					(62,219)
Dividends paid (Ps 0.107 per unit)				(127,760)					(127,760)		(127,760)
Increase in the reserve for repurchase of units				(96,483)	96,483
Reissuance of units for stock purchase plan, net						7,226			7,226		7,226
Reissuance of units for treasury stock, net		(91,653)			191,739				100,086		100,086
Decrease in minority interest										(344)	(344)
Comprehensive income (Note 2 .p.)							(249,816)	834,387	584,571		584,571
Balances as of December 31, 2001	7,240,166	960,973	512,284	4,979,893	530,315	-	(3,251,692)	834,387	11,806,326	91,348	11,897,674
Resolutions of the General Ordinary Stockholders Meeting held on April 11, 2002:
Transfer to retained earnings				793,458				(793,458)
Increase legal reserve			40,929					(40,929)
Dividends paid (Ps 0.107 per unit)				(125,272)					(125,272)		(125,272)
Increase in the reserve for repurchase of units				(557,888)	557,888
Repurchase of units for stock purchase plan, net		2,409				(35,800)			(33,391)		(33,391)
Repurchase of units for treasury stock, net					(2,680)				(2,680)		(2,680)
Decrease in minority interest										(3,064)	(3,064)
Comprehensive income (Note 2 .p.)							(240,114)	820,132	580,018		580,018
Balances as of December 31, 2002	7,240,166	963,382	553,213	5,090,191	1,085,523	(35,800)	(3,491,806)	820,132	12,225,001	88,284	12,313,285
Resolutions of the General Ordinary Stockholders Meeting held on April 3, 2003:
Transfer to retained earnings				779,729				(779,729)
Increase legal reserve			40,403					(40,403)
Dividends paid (Ps 0.107 per unit)				(118,582)					(118,582)		(118,582)
Reissuance of units for stock purchase plan, net						35,800			35,800		35,800
Reissuance of units for treasury stock, net		9,799			13,842				23,641		23,641
Increase in minority interest										4,281	4,281
Comprehensive income (Note 2 .p.)							(188,323)	1,032,447	844,124		844,124
Balances as of December 31, 2003	7,240,166	973,181	593,616	5,751,338	1,099,365	-	(3,680,129)	1,032,447	13,009,984	92,565	13,102,549

The accompanying notes are integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2003)

	2003	2002	2001
Operating activities:
Net income	Ps 1,032,447	Ps 820,132	Ps 834,387
Items applied to income not requiring the use (providing) of funds:
Depreciation and amortization	676,528	753,542	750,763
Provision for deferred taxes	139,654	(64,231)	233,872
Labor obligations	19,009	15,066	12,255
Minority interest	8,100	7,344	9,140
	1,875,738	1,531,853	1,840,417
(Increase) decrease in:
Accounts receivable	(524,384)	(1,632,346)	(234,765)
Inventories	(282,514)	(46,555)	(24,016)
Prepaid and other expenses	(66,281)	88,200	(2,755)
Increase (decrease) in:
Trade payables	279,219	280,450	(676,515)
Taxes payable	(134,349)	23,469	(94,438)
Other accrued liabilities	(69,605)	118,765	(4,047)
Resources provided by operating activities	1,077,824	363,836	803,881
Financing activities:
Decrease (increase) in short-term debt	(164,169)	164,169	-
Increase (decrease in long-term debt	282,052	(68,470)	(95,469)
Increase (decrease) in financial instruments	55,803	(43,658)	43,658
Paid in-capital	9,799	2,409	(91,653)
Minority interest	(3,819)	(10,408)	(9,484)
Dividends paid	(118,582)	(125,272)	(127,760)
Reissuance (Repurchase) of units for treasury stock, net	13,842	(2,680)	191,739
Units reissued (repurchased) for stock purchase plan	35,800	(35,800)	7,226
Resources used in financing activities	110,726	(119,710)	(81,743)
Investing activities:
(Increase) decrease in other assets	(53,948)	(119,716)	118,907
Acquisitions of property and equipment,
leasehold improvements and other assets	(1,536,030)	(771,893)	(1,253,494)
Disposition of property and equipment	302,984	237,969	244,082
Goodwill from the acquisition of one company subsidiary	424,802	-	-
Resources used in investing activities	(862,192)	(653,640)	(890,505)
Net (decrease) increase in cash and temporary investments	326,358	(409,514)	(168,367)
Cash and temporary investments at beginning of year	892,989	1,302,503	1,470,870
Cash and temporary investments at end of year	Ps 1,219,347	Ps 892,989	Ps 1,302,503

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Mexican Pesos of constant purchasing power as of December 31, 2003, except for unit amounts)

1. ORGANIZATION AND BACKGROUND:

Controladora Comercial Mexicana, S.A. de C.V. (CCM, and together with its consolidated subsidiaries, “the Company”) was founded as a partnership on January 28, 1944, under the name of Antonino González e hijo. On July 1, 1957, it was incorporated under the name of Comercial Mexicana; on March 5, 1982, it became a limited liability company with variable capital (Sociedad Anónima de Capital Variable). On December 9, 1988, the Company changed its name to Controladora Comercial Mexicana, S.A. de C.V., and modified its corporate by-laws, effective January 1, 1989, to enable it to engage in the business of leasing personal property and real estate, and investing in companies engaged in the purchase, sale and distribution of groceries and general merchandise in the Mexican Republic.

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

b) Consolidation

The percentage investment in significant subsidiary companies is 99.99%, except Costco de México with 50%.

Tiendas Comercial Mexicana, S.A. de C.V. (before Comercial Mexicana, S.A. de C.V.)	Operated of a chain of 135 stores (132 in 2002).
Super Mercados, S.A. de C.V.	Operated of a chain of 17 stores (17 in 2002).
Restaurantes California, S.A. de C.V.	Operated of a chain of 59 restaurants (55 in 2002).
Costco de Mexico, S.A. de C.V.	Operated of a chain of 23 membership warehouse stores (21 in 2002).
Subsidiary real estate companies	Group of real estate companies.
Subsidiary service companies	Group of services companies.

The Company consolidates the accounts of all majority-owned subsidiaries. The investment in subsidiary companies and the transactions and balances between them have been eliminated from these financial statements.

The Company’s investment in the Costco de México Group joint venture with Costco Wholesale Corporation, meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, the Company reports its investment under the proportionate consolidation method.

c) Temporary investments

Temporary investments are recorded at market value as of the balance sheet date. Unrealized gains and losses are included in interest income.

d) Inventories and cost of sales

Inventories and cost of sales are initially recorded using the retail method, which is equivalent to replacement cost and due to the high inventory turnover; amounts so determined do not exceed the market value.

e) Advertising cost

Advertising consists primarily of print, radio and television advertisements. Advertising costs are expensed as incurred; for the years ended December 31, 2003, 2002 and 2001 advertisement expense amounted to $382 million, $430 million and $512 million, respectively.

f) Vendor discounts

The Company receives discounts from many of the vendors whose products the Company buys for resale in its stores. These vendor discounts are provided to increase the sell-through of the related products. The Company receives discounts for a variety of merchandising activities: placement of the vendor’s products in the Company’s advertising; placement of the vendor’s products in prominent locations in the Company’s stores; and to compensate for temporary price reductions offered to customers on products held for sale at retail stores. The Company also receives vendor discounts for buying activities; such as volume commitment rebates. The Company recognized vendor discounts for merchandising activities as an offset to cost of sales when the merchandising activity is performed in accordance with the underlying agreements.

g) Property, equipment and leasehold improvements

The Company restates the amounts of property, equipment and leasehold improvements according to changes in the National Consumer Price Index (“NCPI”), in compliance with the Bulletin B-10 and its amendments.

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

i) Segment reporting

In March 2003, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin B-5 “Segment Financial Information”, which is effective for years beginning after January 1, 2003. This bulletin establishes standards for the way that Mexican companies report information about operating segments. (See Note 16).

j) Pre-opening costs

Costs associated with the opening of new stores are expensed in the same fiscal year in which such stores start operations.

k) Stock purchase plan

The Company had established a stock purchase plan in which the Company purchased its own units and granted key personnel the right to purchase units on an installment basis. The units purchase price are equal to the fair market value on the day the right was granted. The employees must exercise their options prior April 30,2004, as the options expire that date. Accounts receivable from employees for the short-term purchase of units are recorded as other accounts and notes receivable. At December 31,2003, the units granted to employees were 9,863,430 (19,968,390 in 2002).

During 2001 CCM established a new stock purchase plan in which the long-term units can be acquired by key personnel when they reach the retirement age or when other circumstances occur. Accounts receivable from the new purchase plan of units of long-term are recorded as other accounts and notes receivable. At December 31, 2003 and 2002 the units granted to employees were 24,841,534.

l) Income tax

Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities. (See Note 15).

Deferred employees’ statutory profit sharing is recorded only in respect of those temporary differences between book income and income adjusted for profit sharing purposes which reasonably be presumed to result in a future liability or benefit.

m) Pension plans, seniority premiums and indemnities

In accordance with Mexican Federal Labor Law, the Company’s Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, “Labor Obligations”, the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age. The cost of the employee retirement plans (pensions and seniority premiums), both formal and informal, is recognized as expense in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method. (See Note 10).

In accordance with Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, are charged to income in the year in which they become payable.

n) Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transaction and settlement dates, or the balance sheet date, are charged or credited to income. (See Note 14).

o) Financial instruments

Effective on January 1, 2001, the Company adopted the guidelines of amended Bulletin C-2, “Financial Instruments” (“Bulletin C-2”), which gives new guidelines for the recognition and disclosure of derivative financial instruments. Bulletin C-2 requires, for instruments not designated as a hedge, the recognition of asset or liability derived from the difference between acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income.

Derivative financial instruments are used by the Company primarily to manage its (i) interest rate risk and (ii) foreign exchange rate risk. Interest rate swaps are employed to achieve the Company’s interest rate objectives.

p) Comprehensive income

As of January 1, 2001, Bulletin B-4, “Comprehensive Income”, entered into effect. This bulletin requires that the various components of stockholders’ equity resulting from non-owner transactions be shown in the statement of changes in stockholders’ equity under the item of comprehensive income.

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

r) Earning per unit

Earning per unit is computed by dividing the net income by the weighted average number of unit outstanding during 2003 and 2002.

s) New accounting standards

The MIPA issued Bulletin C-15, “Impairment and Disposal of Long-Lived Assets”, (“Bulletin C-15”), which will be effective as of January 1, 2004, although early adoption is recommended. Bulletin C-15 provides specific criteria in determining when there is impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Bulletin C-15 establishes a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Bulletin C-15 provides guidance as to presentation and disclosure in the case that there is subsequent reversal of the impairment. In addition, Bulletin C-15 provides guidance for the accounting, presentation and disclosure for discontinued operations. The Company is in the process of carrying out a study to determinate the value in use of its long-lived assets and the amount of any possible impairment. However, it does not expect that the study will result in any significant modification of the valuation of its assets.

In 2003, the MIPA issued new Statement C-12, “Financial instruments with characteristics of liabilities, capital or both”, which highlights the differences between liabilities and capital from the viewpoint of the issuer, as a basis for identifying, classifying and accounting for the liability and capital components of combined financial instruments at the date of issuance.

Although this Bulletin became effective on January 1, 2004, there is no requirement to restate information of prior periods or recognize an initial effect of adopting in the income for the year it is adopted, in accordance with the transitory provisions of the Bulletin. The adoption of this Bulletin is not expected to have an impact on the company’s financial statements.

3. EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” as amended, issued by the MIPA. The financial statements have been presented in pesos of constant purchasing power as of December 31, 2003 to be comparable to financial information as of that date, as follows:

The balance sheets have been restated at constant pesos as of December 31, 2003 using the NCPI as of that date.

The statements of income have been restated at constant pesos as of December 31, 2003 using the NCPI for the month in which the transactions were executed.

NCPI used to restate prior years financial statements are as follows:

	Inflation for the period	Cumulative inflation as for december 31, 2003
2001	4.40%	14.73%
2002	5.70%	9.89%
2003	3.97%	3.97%

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

During 2003 and 2002 the deficit is due to the fact that inventories are valued at reposition cost instead of the restatement they should have under the change method at general price level.

Gain from monetary position

The gain from monetary position represents the inflation gain, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent balance sheet date.

4. OTHER ACCOUNTS AND NOTES RECEIVABLE:

At December 31, other accounts and notes receivable consist of the following:

	2003	2002
Government of Distrito Federal (1)	PS. 1,039,260	Ps. 1,224,586
Lease receivables	8,444	8,798
Receivables from employees (2)	86,803	51,963
Value- added tax and income tax receivables	1,257,827	869,304
Trade accounts credit card	255,655	-
Others	41,294	205,359
	Ps. 2,689,283	Ps. 2,360,010

(1) During the fourth quarter of 2003 and 2002 the Company participated in a public auction and obtained an important voucher contract from the Government of Mexico City. This contract accounted for approximately US$ 134 million in 2003 and US$ 140 million in 2002 and benefited around 305,000 and 300,000 local employees respectively. Pursuant to this contract, the Company offers all program participants a 26.62% of discount in 2003 and 22% in 2002 on all the merchandise. The Company recognized an account receivable and a deferred revenue of approximately US$ 93 million in 2003 and US$ 109 million in 2002. The revenue is recognized when the customers purchase merchandise using the vouchers. As of December 31, 2003, the recognized revenue of this transaction reached US$ 44 million in 2003 and US$ 62 million in 2002.

(2) Primarily receivables arising from installment sales under the employees stock purchase plan. The non-current portion of receivables from the stock purchase plan amounts Ps 47,296 and Ps 93,769 in 2003 and 2002, respectively, and are included in other assets.

5. RELATED PARTIES:

The Company’s majority stockholders own a controlling interest in Nova Distex, S.A. de C.V. (Nova Distex), a textile manufacturer and property management company. The Company provides management services to Nova Distex and purchases textiles for resale in its stores.

At December 31, accounts receivable and payable consist of the following:

	2003	2002
Accounts receivable:
Nova Distex, S. A. de C. V.	Ps -	Ps 5,555
Accounts payable:
Nova Distex, S. A. de C. V.	Ps 4,200	Ps 280
Operadora Polynova, S. A. de C. V.	-	425
Other	484	461
	Ps 4,684	Ps 1,166
Net	Ps (4,684)	Ps 4,389

The following table summarizes the amounts recorded in the Company’s accounts, which relate to transactions with Nova Distex.

	2003	2002	2001
Purchases	Ps. 57,427	Ps. 78,599	Ps. 88,949
Purchase of Almacenes de Queretaro, S.A. de C.V.	35,000	126,760	-
Lease expenses	5,667	-	7,275
Sale of fixed assets	-	41,588	-
Sale of 100% ownership Servicios Miills	53,000	-	-
Other lease revenues	21,520	-	-
Sales of inventory	14,359	-	-

6. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Property, equipment and leasehold improvements consist of the following at December 31:

	2003	2002	Average Depreciation Rate
Buildings	Ps. 6,900,636	Ps. 6,455,968	2%
Store fixtures	3,775,824	3,385,520	10%
Electronic equipment	939,038	873,717	25%
Office fixtures	89,907	79,003	10%
Leasehold improvements	2,400,883	2,487,229	5%
	14,106,288	13,281,437
Less: accumulated depreciation and amortization	5,808,650	5,238,960
	8,297,638	8,042,477
Land	7,798,498	7,756,846
Construction in progress and advances for purchase of fixed assets	403,224	143,519
	16,499,360	15,942,842

Depreciation expense amounted to Ps 676,528, Ps 753,542 and Ps 750,763, for the years ended December 31, 2003, 2002 and 2001, respectively.

7. DEBT:

Total debt as of December 31, consists of the following obligations:

	2003	2002
Unsecured notes of US$84.8 million (US$100 million in 2001) maturing in 2005, at a fixed interest rate of 9.375% payable semi-annually. (1)	Ps. -	Ps. 916,600
Private placement of US$100 million due 2010 divided in two series. Series A for US$98 million at a fixed interest rate of 6.10% payable semi-annually and annual amortization in equal amounts from the third year. Series B for US$2 million at a fixed rate of 6.70% payable semi-annually with amortization on due date (2). (See note 8).	1,123,200	-
Direct bank loan of US$30 million, maturing in 2004; at an interest rate of LIBOR plus 1.75.	-	324,230
Direct bank loan in Mexican pesos payable semi-annually from September 2006 to September 2008 at a local interest rate plus 100 basis points payable semi-annually, 7.165% at the end 2003.	400,000	-
Debenture bonds of 172.9 million Investment Units (UDIs) Maturing in 2010 at a fixed interest rate of 8%, payable semi-annually.(3).	579,561	579,879
Direct bank loan of US$15.2 million, maturing in 2003, at a fixed interest rate of 2.19%.	-	164,169
	2,102,761	1,984,878
Less:
Short-term debt	-	164,169
Total long-term debt	2,102,761	1,820,709

(1) In April 1998, CCM issued US$130 million Series B unregistered bonds at a fixed interest rate of 9.375%. Interest on this bond is payable semi-annually in April and October of every year beginning October 1998. Beginning April 2003, CCM has the option to repurchase these bonds, partially or fully, at 104.5% of their nominal value, and 102.25% twelve months after that date. The agreement for this bond has certain covenants that, among other things, limit the ability of CCM and its Restricted Subsidiaries (as defined) to: (i) incur additional indebtedness; (ii) make certain restricted payments (iii) allow restrictions on distributions from Restricted Subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its Restricted Subsidiaries; and (ix) merge or consolidate with any other entity. Additionally CCM was required to make an offer to purchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of the purchase with the proceeds of certain asset sales. During 2002 and 2000, CCM repurchased US$15.2, and US$1.5 million Notes (fair value), which were cancelled in 2002 and 2000, respectively.

CCM made the call on June 11, 2003 for US$ 84.81 million, the outstanding amount of the bond (CCM has bought back US$ 45.19 million since 1998), resulting in a final payment, including the premium, of US$ 88.63 million.

(2) On June 9, 2003, CCM issued in a private placement, Senior Unsecured Notes of US$100 million due 2010 divided in two series. Series A for US$98 million at a fixed interest rate of 6.10% payable semi-annually and annual amortization in equal amounts from the third year. Series B for US$2 million at a fixed rate of 6.70% payable semi-annually with amortization on due. These notes are neither listed for trading on any stock exchange nor approved for quotation through any quotation system. The agreement of this Notes has certain covenants that, among other things, limit the ability of the Company and its Subsidiaries (as defined): (i) make certain restricted payments; (ii) the Company will ensure that at all times Comercial Mexicana, S.A. de C.V. is a Subsidiary Guarantor, all Wholly-Owned Subsidiaries that are Material Subsidiaries are Subsidiary Guarantors and the Company and all of the Subsidiary Guarantors account for not less than 80% of Consolidated Assets, excluding the consolidated assets of Costco de Mexico, S.A. de C.V.; (iii) restrictions to any Subsidiary to, consolidate with or merge with any other corporation or convey, transfer or lease substantially all of its assets in a single transaction or series of transactions; (iv) incur liens upon or with respect to any property or assets of the Company or any Subsidiary; (v) engage in any material line of business materially different; (vi) do not permit any Subsidiary to create, assume, incur, guarantee or otherwise become liable in respect of any Indebtedness.

(3) In December 2000, CCM subscribed a program of debentures in an amount up to Ps 1.5 billion. CCM further issued 1,729,000 debenture bonds with a face value of 100 Investment Units (UDI´s) each and amounts to an equivalent of 172.9 million Investment Units (UDI´s) over a ten year term with a fixed interest rate of 8.45%, plus the increase in the NCPI issued by Banco de Mexico in the value of each UDI. Interest accrued on the debenture bonds will be liquidated every semester on the eighth of June and December every year. The contract has certain financial restrictive covenants that limit the ability of the Company and its subsidiaries (as defined): (i) limit to acquire additional debt; (ii) limitations on encumbrances; (iii) conditions for mergers, spin-offs or sale of assets; (iv) limitation on dividends paid; (v) maintaining a certain degree of priority.

On June 2, 2003, CCM received the authorization of the Mexican National Bank Commission to launch a local short-term debenture program in pesos. The characteristics of the approval of the Company ‘s Short-term Local Bond Program are as follows:

Type of bonds:	Short term local debenture program
Amount:	Ps 1,000,000
Settlement:	Up to 360 days from the issuance date.
Interests payment	The emission has the possibility to pay the interest using two methods; interest payment calculated at discount value or at the clean term of the credit.

At December 31, 2003, and 2002, the Company had an aggregate of over Ps 5,582 million and Ps 5,105 million of credit available, respectively, through unused uncommitted lines of credit with eight banking institutions in 2003 and ten in 2002, under which the Company may borrow in pesos or, at its option, in U.S. dollars (converted to pesos at the exchange rate in effect at the time of the borrowing). The terms and conditions of such lines of credit will be determined at the time when they are utilized. The Company renews its bank lines of credit on a yearly basis. The bank credit lines do not contain any financial covenants.

During 2003, 2002 and 2001, CCM paid Ps 86,965, Ps 153,782 and Ps 173,760, respectively, of interest on debt.

8. FINANCIAL INSTRUMENTS:

At December 31, 2003 and 2002, CCM has financial derivative instruments agreements as follows:

	Fair Value
	2003	2002
Interest rate swap, CCM receives 2.83% fixed rate and pays 6 months LIBOR rate on US$100 million, payable semi-annually on June and December starting on June 11, 2004, maturing on December 2006.	Ps (15,172)	Ps -

Interest rate UDI Quanto swap, CCM pays LIBOR plus 4.6% in advance and receives a fixed rate of 8.0% on 172 million Investments Units (UDI’s) with a cap of 3.40% in favor of CCM. This cap knock outs if LIBOR rate ever exceeds 6.75%. The swap expires together with the UDI program; 20% in 2008, 30% in 2009 and 50% in 2010.	(8,251)	-

In July 7, 2003 the Company entered into an interest rate swap, in which CCM pays Interbank Balance Interest Rate plus 0.5% on US$40 million with conversion factor of $10.41 pesos per dollar and receives 6.03% fixed rate in dollars on US$40 million, payable monthly maturing on June 2010.	(33,641)	-

In July 2003, CCM sold a series of US Dollar Put Options from 2006 to 2010 (matching the amortizations of their existing USD Private Placement), receiving a premium of US$1.4 million. These Put Options mature ratably on July 9th 2006 trough 2010 with a notional of US$ 8 million for each option. This premium received was used to buy down CCM’s interest rates on the USD Private Placement facility, hence reducing the overall financing cost by approximately 65 basis points per annum. The notional amount for this operation was US$ 40 million.	1,261	-

Interest rate swap, CCM receives 9.375% fixed rate and pays a six months LIBOR rate plus 5.38%, payable semi-annually on a US$30 million base, maturing on April 2005, and an option for CCM with a limit in the LIBOR rate plus 4.38% if the LIBOR rate exceed 7%. This swap was cancelled in 2003 together with the call of the Yankee bond and the further emission of the private placement.	-	14,755

Interest rate swap, CCM pays LIBOR rate plus 3.5% and receives a fixed rate of 9.375%, payable semi-annually on a US$10 million base, and an option for CCM that limits the payment to 5.10% and expires when LIBOR rate exceed 7.10%. This swap was cancelled in 2003 together with the call of the Yankee bond and the further emission of the private placement.	-	11,563

Interest rate swap, CCM pays a six months LIBOR rate plus 4.29% and receives a fixed rate of 8.0%, payable semi-annually on a 100 million Investments Units (UDIs) base, maturing on December 2007. This swap was substituted by the Interest rate UDI Quanto swap not only for 100 million Investments Units (UDIs) but for 172 million.	-	3,639

Currency swap to realize on April 2005, CCM pays on Mexican Pesos the equivalent to 74,004,278 (UDIs) at that date receives US$20 million, with an option that requires CCM to pay in case of currency exchange exceed $18.6 Mexican Pesos per US Dollar. This swap was substituted by the Interest rate UDI Quanto swap not only for 100 million Investments Units (UDIs) but also for 172 million.	-	(22,125)

Fair value effect	Ps (55,803)	Ps 7,832

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

Total rent expense for operating leases for each of the three years ended December 31, is as follows:

	2003	2002	2001
Base rent	Ps. 210,219	Ps. 182,459	Ps. 198,672
Contingent rent	78,216	81,065	103,136
Total rent expense	Ps. 288,435	Ps. 263,524	Ps. 301,808

Minimum rental commitments under non-cancelable operating leases at December 31, 2003, are as follows:

Amount
2004	Ps. 210,219
2005	210,219
2006	210,219
2007	210,219
2008 and thereafter	902,160
Ps. 1,743,036

10. RETIREMENT COMPENSATIONS:

Retirement Trust.

During 2003 an irrevocable trust for free retirement was formed two of the Company’s subsidiaries contributed cash equivalent to 1% and 1.5% of employees salaries. Employees are entitled to their accumulated amounts upon retirement. The Company canceled the social welfare plan outstanding at December 31, 2002 and the employees accumulated fund will be distributed accordingly to such plan at the beneficiaries retirement date.

Seniority Premium and Allowance Plan.

The Company has established in a subsidiary a retirement plan in which employees do not contribute. Benefits under this plan are mainly based upon employee’s length of service and remuneration at retirement date. This plan’s obligations and costs as well as seniority premium granted to employees after concluding 15 years of labor relationship, are recognized upon actuarial studies performed by independent experts.

The net cost of this period amounted to Ps 19,009, Ps 15,066 and Ps 19,170 in 2003, 2002 and 2001, respectively.

The amounts of projected benefits for labor obligations at December 31, 2003 and 2002 (See Note 2.m.) are as follows:

	2003	2002
Accumulated benefit obligation	Ps. (139,449)	Ps. (120,106)
Additional projected benefits	(11,483)	(18,547)
Projected benefit obligation	(150,932)	(138,653)
Less:
Plan assets	31,284	36,481
Projected benefit obligation in excess of plan assets	(119,648)	(102,172)
Net transition assets, changes in assumption and adjustmentsbased on experience	(14,079)	(12,638)
Accrued liabilities	Ps. (133,727)	Ps. (114,810)

11. STOCKHOLDERS’ EQUITY:

The authorized capital stock is comprised of 1,086,000,000 B and BC related unit with no stated value. At December 31, 2003 and 2002 subscribed and paid B and BC units are 747,551,610 and 338,448,390, respectively.

Each stockholder owns either one BC unit consisting of three B shares and one C share or one B unit consisting of four B shares, both of which trade on the Mexican Stock Exchange.

The nominal capital stock, with Ps1,737,600 stated value, consists of Ps298,258 cash contributions, Ps909,632 of capitalized profits and Ps529,710 of capitalized effects of restatement.

At the General Ordinary Stockholders’ Meeting held on March 31, 1992, a resolution was passed approving the creation of a reserve for the temporary repurchase for the purposes of acquiring the Company’s units. Later on, at the General Ordinary Stockholders’ Meeting held on April 11, 2002 it was approved to increase this reserve up to Ps1,000,000. The amount of this reserve fluctuates as CCM purchases and sales its own units in the stock market. During 2003 and 2002, transactions were held in the net amounts of Ps13,842 and Ps(2,680), respectively, against this reserve.

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

At December 31, 2003, cumulative earnings that have been subject to income tax and can be distributed by CCM free of Mexican withholding tax were approximately Ps 289,276 (Ps 3,619 in 2002).

In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

12. COMMITMENTS AND CONTINGENCIES:

a. Commitments

On February 11, 2003 CCM signed a Master Contract with Soficole, N.V., Auchan, S.A., Flooragest, B.V. and Societe Domaine de Bonne Nouvelle, S.A.R.L. to purchase the representative shares of capital stock of Controladora Auchan Mexicana, S.A. de C.V. (CAM) and Auchan, S.A. de C.V. (Amex). Under the terms of the purchase and sales contract for CAM Shares, CCM has exclusive governance over the operations of CAM but does not receive the shares of CAM until such time as the purchase price is completely remitted to the sellers.

On March 1st, 2003 CCM executed the purchase of Amex shares and took over the operation of 5 retail stores located in the central part of the country and converted them into Megas.

CAM owns the five stores buildings and an additional land. According to the contracts CCM will satisfy in six payments without interests CAM’s shares beginning February 2003 which under the purchase and sales contract with governance provision will be kept in a trust until the last payment is satisfied. Under the terms of the governance provision, CCM has the right and obligation to a) conduct the real estate business, b) maintain the accounting systems and keep the accounting records, c) operate, maintain and monitor all the real estate properties, d) manage all the legal aspect to be able to operate the business, e) provide quarterly and annually consolidated financial statements to the sellers, f) vote in the annual shareholder meeting. Also, in managing CAM operations and assets CCM is not allowed to a) hire additional debt that limit CAM’s payment capacity, b) acquire or lease properties for CAM for an amount that exceed US$ 250 without the seller’s proper authorization, c) use CAM’s real estate assets as a collateral, d) merge the CAM’s real estate companies, e) modify substantially CAM’s real estate properties without the seller authorization. In the event CCM does not satisfy the payments, shares ownership and partial payments given will be lost.

Payments program is as follows:

February 28, 2004	US$ 20,000
February 28, 2005	25,000
February 28, 2006	20,000
February 28, 2007	20,000
February 28, 2008	20,000

On December 19, 2003 the process to determine the “Purchasing Adjustment Price” for Amex  and CAM shares was concluded and the original price was reduced by US$1,803. In January 2004, CCM received the payment for that amount.

On December 31, 2003 CCM registers in other assets the acquisition of 12.5% of CAM’s shares in the amount of $170,370 for February’s 2003 payment.

From the purchase of the Amex shares, negative goodwill of $566,403 was generated. CCM considered that the process of incorporation of these new stores into its retail chain and systems will take three years; therefore it was decided to amortize the negative goodwill in that period. In 2003 $141,601 was accreted into income.

b. Contingencies

The Company has contingencies for personnel compensation payments according to the Labor Federal Law. At December 31 2003 and 2002 there were no liabilities on this concept.

13. STOCK PURCHASE PLAN:

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

At December 31, 2003 there were not units available for granting to employees. At December 31, 2002, 6,384,196 units were available for granting to employees. These units have been repurchased by CCM and placed in a trust.

A summary of changes in the stock purchase plan during 2003, 2002 and 2001, is as follows:

	Number of Units	Weighted Average Exercise Price
Outstanding at January 1, 2001	16,521,835	Ps 6.77
Granted	6,329,495	7.49
Exercised	(977,794)	8.17
Cancelled	(1,108,104)	7.78
Outstanding at December 31, 2001	20,765,432	Ps 7.05
Granted	1,101,216	6.60
Exercised	(218,779)	7.49
Cancelled	(1,679,479)	7.41
Outstanding at December 31, 2002	19,968,390	Ps 7.00
Granted	11,541,661	6.89
Exercised	(18,286,569)	9.53
Cancelled	(3,360,052)	7.16
Outstanding (held by 311 employees) at December 31, 2003	9,863,430	Ps 7.57

Units exercisable at:
December 31, 2001	5,340,040	Ps 5.60
December 31, 2002	7,528,008	Ps 5.64
December 31, 2003	2,651,618	Ps 7.02

Outstanding stock options at December 31, 2003, are as follows:

	Outstanding			Exercisable
Exercise Price Range	BC Units	Average Life (a)	Average Exercice Price	BC Units	Average Exercice Price
Ps 5.00-7.00	2,857,853	5.4	Ps 5.42	1,023,055	Ps 5.25
7.01-10.00	7,005,577	5.8	8.45	1,628,563	8.29
Total	9,863,430	5.68	Ps 7.57	2,651,618	Ps 7.02

Outstanding stock options at December 31,2002, are as follows:

	Outstanding			Exercisable
Exercise Price Range	BC Units	Average Life (a)	Average Exercice Price	BC Units	Average Exercice Price
Ps 3.54-5.00	6,863,335	3.51	Ps 7.23	6,074,941	Ps 5.13
7.00-9.58	13,105,055	6.51	6.88	1,453,067	7.45
Total	19,968,390	5.48	Ps 7.00	7,528,008	Ps 5.64

(a) Average contractual life remaining in years

Additionally, during 2001 CCM has established a long-term option plan of units to key personnel, which purchase his/her own units grants under certain circumstances. These units are sold to employees at the fair market value on the day granted; at December 31, 2003 and 2002, 24,841,534 units were granted to employees at the exercise price of Ps 6.13.

14. FOREIGN CURRENCY POSITION:

The foreign currency position as of December 31, is as follows:

						Year-end Exchange Rates (1)
	2003		2003		2002	2003	2002
Assets:
US Dollars:
Investments in securities	Ps. 299,995	US$	26,709	US$	29,943	Ps 11.232	Ps 10.395
Liabilities:
US Dollars:
Debt and other liabilities	Ps. 1,691,281	US$	150,577	US$	177,742	Ps 11.232	Ps 10.395

(1) In pesos per US dollar. The assets and liabilities denominated in foreign currency are translated in the financial statements at the exchange rates mentioned above.

As of December 31, 2003 and 2002, the Company had foreign non-monetary assets or whose replacement cost is determined in foreign currency, as detailed below:

		2003		2003		2002
Computer equipment	Ps	813,747	US$	72,449	US$	66,534
Inventories		203,198		18,091		27,578
	Ps	1,016,945	US$	90,540	US$	94,112

Other transactions carried out in US dollars, for the years ended December 31, are summarized below:

	2003		2003		2002
Net export and import of goods and services	Ps. 2,785,558	US$	248,002	US$	194,778
Technical advice	21,622		1,925		1,893
Interest payments	111,635		9,939		10,852
	Ps. 2,918,815	US$	259,866	US$	207,523

As of February 27, 2004, issuance date of the independent auditors report, the US dollar exchange rate is Ps 11.065 per US dollar as published by brokerage houses.

15. INCOME TAX:

At December 31, 2003, 2002 and 2001, income tax and employees’s profit sharing provision are summarized as shown below:

	2003	2002	2001
Income tax due	Ps. 69,419	Ps. 85,462	Ps. 15,629
Deferred income tax	221,747	86,613	341,906
Assets tax	26,439	42,464	26,114
Employees statutory profit sharing	5,063	8,703	1,736
Gain on monetary position through the initial deferred income tax effect	(82,093)	(150,844)	(108,034)
	Ps. 240,575	Ps. 72,398	Ps. 277,351

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

As of December 31, 2003, the Company had consolidated losses for tax purposes amounting approximately Ps 1,639,906, which will reduce, consolidated taxable income in future years until 2013. In addition, the Company has operating loss carry forwards, which have been generated by subsidiary companies prior to their inclusion in the consolidated income tax calculation. Accordingly, the individual subsidiary companies must generate taxable income for the group to utilize such losses.

Tax loss carry forwards will expire as follows:

Years ended December 31
2004	Ps 29,879
2005	91,586
2006	138,624
2007	202,555
2008 and Thereafter	1,177,262
Ps 1,639,906

The assets tax paid may be utilized as a credit against future income taxes during the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when utilized. As of December 31, 2003 the assets tax is available as a tax loss carry forward in the net amount of Ps 610,921 and expires in the years 2004 to 2013.

At December 31, the main temporary differences on which deferred income tax is recognized are summarized as shown below:

	2003	2002

Inventories	(1,335,545)	(1,317,819)
Fixed assets	(1,788,722)	(1,786,489)
Tax loss carry forwards	524,770	440,202
Other net items	33,412	51,359
	(2,566,085)	(2,612,747)
Assets tax carry forwards	610,921	462,808
Deferred income tax payable	(1,955,164)	(2,149,939)

As a result of the changes to the Income Tax Law approved on January 1, 2002, the income tax rate will be reduced annually beginning in 2003 until it reaches a nominal rate of 32% in 2005. The effect of this gradual reduction in the tax rate will be to reduce the deferred income tax liability by Ps 248,768 in 2002, and increase net income for this year by the same amount.

The following is a reconciliation of the statutory income tax rate of the actual effective income tax rate for the year ended December 31:

	2003	2002	2001
Income tax computed at statutory tax rate	34%	35%	35%
Depreciation and amortization	3%	(19%)	2%
Inventories	(2%)	(6%)	(1%)
Inflationary interest adjustment and net
monetary gain (B-10)	(4%)	(24%)	(6%)
Provisions	10%	19%	13%
Others	1%	14%	3%
Tax loss carry forwards	(26%)	(17%)	(24%)
Provision for income tax and deferred tax	16%	2%	22%

16. SEGMENT INFORMATION:

Business segments integrating the Company are revealed in compliance with Bulletin B-5 “financial information by segment”.

The Company’s main activity is the operation of supermarkets and mass merchandising store in Mexico.

The Company operates in three segments: (1) the CCM Group, which includes the Comercial Mexicana, Bodega and Mega supermarkets, and comprises our core business (2) the Costco de México Group, which operates Costco de Mexico, our joint venture with Costco Wholesale Corporation, and (3) the Other Group, which includes Restaurantes California and our Sumesa stores. These segments consider organizational structures; administration and financial information separate from the rest of the group when decisions are taken.

The measurement of profit or loss for each segment is net income. Information under Mexican GAAP on the Company’s reportable segments is provided below:

As of and for the year ended December 31, 2003	CCM group	Costco de Mexico Join Venture	Other	Eliminations	Total
Revenue from external customers	Ps 27,012,807	Ps 13,218,083	Ps 1,342,004	Ps (6,609,042)	Ps 34,963,852
Inter-segment revenues	198,703	-	-	(198,703)	-
Depreciation and Amortization	540,943	239,327	15,922	(119,664)	676,528
Interest expense	357,240	19,140	1,146	(9,570)	367,956
Interest income	21,734	30,327	5,759	(15,164)	42,656
Income taxes(1)	192,759	62,330	16,651	(31,166)	240,575
Net income	764,402	448,789	43,651	(224,395)	1,032,447
Long-lived assets	Ps 14,004,039	Ps 4,757,630	Ps 567,281	Ps (2,378,815)	Ps 16,950,135
Significant liabilities	5,164,215	1,814,204	81,870	(907,102)	6,153,187
Capital expenditures	1,155,145	651,696	55,037	(325,848)	1,536,030

As of and for the year ended December 31, 2002	CCM group	Costco de Mexico Join Venture	Other	Eliminations	Total
Revenue from external customers	Ps 25,881,539	Ps 12,339,169	Ps1,274,704	Ps (6,169,585)	Ps 33,325,827
Inter-segment revenues	226,404	-	-	(226,404)	-
Depreciation and amortization	622,215	224,241	19,207	(112,121)	753,542
Interest expense	239,260	16,899	688	(8,450)	248,397
Interest income	75,261	31,338	5,412	(15,669)	96,342
Income taxes(1)	4,215	148,215	(5,924)	(74,108)	72,398
Net income	606,262	316,330	55,705	(158,165)	820,132
Long-lived assets	Ps 13,640,425	Ps 4,486,492	Ps 534,412	Ps (2,243,246)	Ps 16,418,083
Significant liabilities	4,956,862	1,612,288	110,962	(806,144)	5,873,968
Capital expenditures	486,614	424,270	73,144	(212,135)	771,893

As of and for the year ended December 31, 2001	CCM group	Costco de Mexico Join Venture	Other	Eliminations	Total
Revenue from external customers	Ps 29,254,972	Ps 11,691,262	Ps1,234,410	Ps (5,845,631)	Ps 36,335,013
Inter-segment revenues	296,585	-	-	(296,585)	-
Depreciation and amortization	635,025	197,882	16,797	(98,941)	750,763
Interest expense	271,929	18,621	1,307	(9,310)	282,547
Interest income	35,800	36,923	6,782	(18,462)	61,043
Income taxes(1)	201,788	72,557	39,285	(36,279)	277,351
Net income	649,102	318,926	25,822	(159,463)	834,387
Long-lived assets	Ps 13,949,174	Ps 4,221,882	Ps 484,860	Ps (2,110,940)	Ps 16,544,976
Significant liabilities	4,731,516	1,466,176	128,913	(733,088)	5,593,517
Capital expenditures	947,059	465,167	73,851	(232,583)	1,253,494

(1) Amounts include current and deferred income tax, asset tax and employee’s profit sharing.

17. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statement for the effects of inflation required under Bulletin B-10 and Mexican National Banking and Securities Commission (“CNBV”) requirements, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The application of Bulletin B-10 to the U.S. GAAP adjustments follows the methodology discussed in Note 3.

The principal differences other than inflation accounting, between Mexican GAAP and U.S. GAAP are presented below together with an explanation, where appropriate, of the adjustments that affect the determination of the consolidated results of operations (net of effects of minority interest), for each of the three years in the period ended December 31, 2003, 2002 and 2001 and stockholders’ equity at December 31, 2003 and 2002.

Reconciliation of Net Income

Net income is reconciled as follows:

		Year ended December 31
		2003	2002	2001
Net income reported under Mexican GAAP		Ps 1,032,447	Ps 820,132	Ps 834,387
U.S. GAAP adjustments:
Deferred income taxes	a.	(57,324)	28,055	69,836
Deferred employee profit sharing	a.	2,300	(2,367)	9,762
Unrealized gain on valuation of investments	h.	-	-	17,049
Compensation gain from stock purchase plan	c.	5,164	17,099	26,898
Impact of U.S. GAAP adjustments on minority interest	e.	545	2,390	(6,434)
Equity in losses of affiliates	f.	(3,308)	11,485	(55,225)
Effect of inflation accounting on U.S. GAAP Adjustements	d.	13,492	450	19,461
Reverse of the negative goodwill accretion	g.	(141,601)	-	-
Consolidation of the CAMS results from the acquisition date	g.	17,061	-	-
Financing cost from the CAM long term debt	g.	(79,750)	-	-
Total U.S. GAAP adjustments		(243,421)	57,112	81,347
Net income under U.S. GAAP		Ps 789,026	Ps 877,244	Ps 915,734
Weighted average units outstanding (thousands)		1,079,765	1,078,225	1,061,260
Outstanding units under stock purchase plans		34,705	44,810	45,607
Diluted weighted average units outstanding (thousands)		1,114,470	1,123,035	1,106,867
Basic income per unit under U.S. GAAP		Ps 0.73	Ps 0.81	Ps 0.86
Diluted net income per unit under U.S. GAAP		Ps 0.71	Ps 0.78	Ps 0.83

Comprehensive Income

Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” establishes rules for the reporting of comprehensive income and its components. Comprehensive income includes net income, loss from holding non-monetary assets and unrealized gains (losses) from available for sale securities, net. The following table summarizes the components of comprehensive income under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	2002	2001
Net income	Ps 789,026	Ps 877,244	Ps 915,734
Loss from holding non-monetary assets	(188,322)	(240,114)	(271,887)
Unrealized gains of available for sale securities, net	-	-	(17,049)
Comprehensive income	Ps 600,704	Ps 637,130	Ps 626,798
Accumulated comprehensive income at end of year	Ps 5,049,138	Ps 4,448,434	Ps 3,811,304

Reconciliation of Stockholders’ Equity

Stockholder’s equity is reconciled as follows:

		December 31
		2003	2002
Stockholders equity under Mexican GAAP		Ps 13,102,549	Ps 12,313,285
Approximate U.S. GAAP adjustments:
Minority interest	e.	(92,565)	(88,284)
Impact of U.S. GAAP adjustments on minority interests		3,514	2,969
Deferred income taxes	a.	1,804	59,128
Deferred employee profit sharing	a.	-	(2,300)
Equity in earnings of affiliates	f.	(38,500)	(35,192)
Accrued liability under stock purchase plan	c.	(35,165)	(1,198)
Receivable under stock purchase plan	c.	(244,795)	(326,936)
Net fair value of the CAM acquired assets	g.	590,047	-
Reverse of the negative goodwill	g.	424,388	-
Long term liabilities payables to CAM shareholders	g.	(1,035,587)	-
Reverse of the CAM investment	g.	(170,386)	-
Total U.S. GAAP adjustments		(597,245)	(391,813)
Stockholders equity under U.S. GAAP		Ps 12,505,304	Ps 11,921,472

Analysis of changes in Stockholders´ Equity under U.S. GAAP

		2003	2002
Stockholders equity at beginning of year		Ps 11,921,472	Ps 11,440,167
Net income		789,026	877,244
Dividends paid		(118,582)	(125,272)
Reissuance of shares for stock purchase plan, net		35,800	(33,391)
(Repurchase) reissuance of treasury stock		23,641	(2,680)
Loss from holding non-monetary assets		(188,322)	(240,114)
Change in receivable under stock purchase plan	c.	82,140	4,471
Payments to employees under stock purchase plan	c.	(39,871)	1,047
Stockholders equity at end of year		Ps 12,505,304	Ps 11,921,472

a. Deferred Income Taxes and Employee Profit Sharing

Effective January 1, 2000, the Company adopted the provisions of the revised Bulletin D-4, “Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing”, for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income taxes in accordance with U.S. GAAP SFAS 109 “Accounting for income Taxes” (“SFAS 109”).

At December 31, the primary components of net deferred tax liability under U.S. GAAP consists of the following:

	2003			2002
	SFAS No.109 Applied to Mexican GAAP Balances	SFAS No. 109 Applied to U.S. GAAP Adjustements	SFAS No. 109 Total	SFAS No. 109 Total
Deferred income taxes:
Short-term:
Inventories	Ps (1,083,919)	Ps -	Ps (1,083,919)	Ps (1,088,336)
Accrued vacations	10,259	-	10,259	7,417
Tax loss carry forwards	495,262	-	495,262	385,914
Prepaid expenses	(49,433)	-	(49,433)	-
Layaway sales	25,032	-	25,032	-
Total short-term	(602,799)	-	(602,799)	(695,005)
Long-term:
Fixed assets	(1,679,491)	-	(1,679,491)	(1,680,249)
Equity investments	-	(262,497)	(262,497)	(200,432)
Seniority premiums	21,684	-	21,684	22,067
Asset tax credit carry forwards	666,771	-	666,771	462,808
Total long-term	(991,036)	(262,497)	(1,253,533)	(1,395,806)
	(1,593,835)	(262,497)	(1,856,332)	(2,090,811)
Less valuation allowance on asset tax	(97,028)	-	(97,028)	-
Net deferred income tax liabilities	Ps (1,690,863)	Ps (262,497)	Ps (1,953,360)	Ps (2,090,811)

For the year ended December 31, 2003 and 2002, the difference in net deferred tax liabilities between Mexican and US GAAP was as follows:

	Mexican GAAP	U.S. GAAP	Difference
Deferred tax liability:
At December 31, 2002	Ps (2,149,939)	Ps (2,090,811)	Ps 59,128
At December 31, 2003	(1,955,164)	(1,953,360)	1,804
Net Change	Ps 194,775	Ps 137,451	Ps 57,324

	Mexican GAAP	U.S. GAAP	Difference
Deferred tax liability:
At December 31,2001	Ps (2,797,223)	Ps (2,766,166)	Ps 31,057
At December 31,2002	(2,149,939)	(2,090,811)	59,128
Net Change	Ps 647,284	Ps 675,355	Ps 28,071

The net change in the deferred tax liabilities during the year ended December 31, 2003 and 2002, was allocated to the following components:

	Mexican GAAP 2003	U.S. GAAP 2003	Difference
Deferred tax expense:	Ps (221,747)	Ps (279,071)	Ps (57,324)
Monetary gain (1)	82,093	82,093	-	(1)
	Ps (139,654)	Ps (196,978)	Ps (57,324)

(1) Amount included in the “Effect of inflation accounting on U.S. GAAP adjustments”.

	Mexican GAAP 2002	U.S. GAAP 2002	Difference
Deferred tax expense:	Ps (86,615)	Ps (58,558)	Ps 28,057
Monetary gain (1)	150,844	150,858	14	(1)
	Ps 64,229	Ps 92,300	Ps 28,071

(1) Amount included in the “Effect of inflation accounting on U.S. GAAP adjustments”.

During, 2003 CCM acquired one Company with tax loss carry forwards. The Company accounted this transaction under EITF 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations”, for both Mexican and US GAAP purposes and recognized a tax asset of Ps569,743 and a deferred credit of Ps424,802.

Under Mexican law, employees’ profit sharing is computed at 10% of the individual income of each of the Company’s subsidiaries. The calculation is based on taxable income adjusted to exclude the effects of inflation and asset restatement. While the employee profit sharing provision is calculated in a similar manner as income taxes, it is classified as an operating expense under U.S. GAAP.

The components of net deferred employee profit sharing liability under U.S. GAAP consist of the following:

	December 31
	2003	2002
Deferred employee profit sharing:
Short-term:
Inventories	Ps (778)	Ps (11,347)
Accrued vacations	3,205	2,317
Total short-term	Ps 2,427	Ps (9,030)
Long-term:
Fixed assets	(186)	(167)
Seniority premiums	6,776	6,897
Total long-term	6,590	6,730
Total deferred employee profit sharing before reserve	(9,017)	2,300
Reserve for employee profit sharing	9,017	-
Total deferred employee profit sharing	Ps -	Ps 2,300

The distribution of the net change in deferred employee profit sharing under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 is provided below:

	2003	2002	2001
Deferred profit sharing income (expense)	Ps 2,300	Ps (2,366)	Ps 9,762
Monetary gain	-	66	211
Gain (loss) from holding non-monetary assets	-	-	46
	Ps 2,300	Ps (2,300)	Ps 10,019

b. Seniority Premiums and Pension Plan

Liabilities and cost related to pension plans and seniority premiums are recorded under Mexican GAAP and under US GAAP according to Statement of Financial Accounting Standards No. 87. “Employers’ Accounting for Pensions”, as amended by Statement of Financial Accounting Standards No. 132, “Employees Disclosures about Pensions and Other Postretirement Benefits”. US GAAP requires more extensive disclosure mainly in relation to the components of net cost for the year, assumptions involved in the calculations of the cost of the period and projected liability.

The cost of the period is analyzed as follows:

	Year ended December 31,
	2003	2002	2001
Service cost	Ps 12,919	Ps 12,326	Ps 13,517
Interest cost	4,824	3,242	5,167
Actual return on plan assets	(1,644)	(1,081)	(387)
Net amortization and deferral	2,910	579	717
Settlement loss	-	-	155

Net cost under U.S. GAAP	19,009	15,066	19,169
Net cost under Mexican GAAP	(19,009)	(15,066)	(19,169)
Difference to be recognized under U.S. GAAP	Ps -	Ps -	Ps -

Assumptions used in the calculations of net cost as of December 31, are:

	Year ended December 31,
	2003	2002	2001
Weighted average discount rates	3.50%	3.50%	4.00%
Rates of increase in compensation levels	1.00%	1.00%	1.00%
Expected long-term return on assets	4.50%	5.00%	6.50%

The seniority premium and pension plan liabilities as of December 31, 2003 and 2002 are as follows:

	2003	2002
Actuarial present value benefit obligations:
Vested benefit obligations	Ps (78,994)	Ps (30,506)
Non-vested benefit obligations	(60,455)	(89,600)
Accumulated benefit obligations	(139,449)	(120,106)
Fair value of plan assets	31,284	36,481
Accumulated benefit obligations in excess of plan assets	Ps (108,165)	Ps (83,625)
Projected benefit obligations	Ps (150,932)	Ps (138,653)
Plan assets	31,284	36,481
Unfunded projected benefit obligations	(119,648)	(102,172)
Unfunded projected benefit obligation to be recognized in future years
Unrecognized net gain	(14,079)	(12,638)
Unfunded projected benefit obligations to be recognized in the consolidated balance sheet under U.S. GAAP	(133,727)	(114,810)
Accrued cost recognized in the consolidated balance sheet
under Mexican GAAP	133,727	114,810
Additional liability under U.S. GAAP	Ps -	Ps -

The assets of the seniority premium and pension plan trust are invested in equity securities and corporate and government bonds.

The actual investment return of the seniority premium trusts based on fair market values is Ps (3,141) and Ps (2,971) as of December 31, 2003 and 2002, respectively.

Changes in the plan’s funded status and plan assets during the year ended December 31, 2003 and 2002 were as follows:

	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	Ps 138,653	Ps 148,197
Service cost	12,422	14,660
Interest cost	4,640	5,245
Actuarial gain	(1,222)	(16,588)
Benefits paid	(3,561)	(12,860)
Benefit obligation at end of year	Ps 150,932	Ps 138,653
Change in plan assets:
Fair value of plan assets at beginning of year	Ps 36,481	Ps 30,464
Actual return on plan assets	1,368	2,971
Companys contribution	6,082	8,591
Benefits paid	(1,070)	(5,545)
Withdraw of plan assets	(11,577)	-
Fair value of plan assets at end of year	Ps 31,284	Ps 36,481

c. Stock Purchase Plan

The Company has a stock purchase plan for key employees as described in Note 12. The Company purchases the required number of shares granted under the terms of the plan in the stock market and deposits them into an employee trust. When the options are exercised the employees may pay the Company an amount based on the exercise price of the option and receive the stock certificates from the employee trust or they may elect to receive the appreciation of the units in cash. At December 31, 2003 and 2002, Ps 244,795 and Ps 326,936, respectively, was recorded under Mexican GAAP reflecting the receivable due from the employee trust for outstanding units under the stock purchase plan. Under U.S. GAAP, this receivable would have been reflected as a reduction in stockholder’s equity as additional treasury stock.

Based on the options available to the Company’s employees and the experience in recent years, the stock purchase plan has characteristics which are in substance similar to stock appreciation rights under U.S. GAAP. Compensation expense for stock appreciation rights is measured at the end of each period as the amount by which the quoted market value of the shares of the Company’s stock covered by a grant exceeds the option price or value specified under the plan and is accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued compensation and compensation gain (expense) in the periods in which the changes occur until the exercise date. During the years ended December 31, 2003, 2002 and 2001, compensation benefit related to the stock purchase plan under U.S. GAAP would have amounted to Ps 5,164, Ps 17,099 and Ps 26,898 respectively.

Amounts paid to employees upon exercise of the stock appreciation rights amounted to Ps (39,871) and Ps 1,047 during the years ended December 31, 2003 and 2002, respectively.

The following table summarizes the activity in treasury stock, under U.S. GAAP, for the three years in the period ended December 31, 2003.

	Units	Ps (Thousands)

Balance at January 1, 2001	1,095,164	Ps 7,225
Purchases	-	-
Issuance of shares upon exercise of options	(1,095,164)	(7,225)
Balance at December 31, 2001	-	-
Purchases	6,384,196	35,800
Issuance of shares upon exercise of options		-
Balance at December 31, 2002	6,384,196	35,800
Purchases	-	-
Issuance of shares upon exercise of options	(6,384,196)	(35,800)
Balance at December 31, 2003	-	Ps -

d. Effects of Inflation on U.S. GAAP Adjustments

This item represents the inflation adjustment calculated under Bulletin B-10 applied to the changes in monetary assets and liabilities generated by the application of U.S. GAAP to the Company’s financial statements.

Effect of inflation accounting on U.S. GAAP adjustments for the years ended December 31,

	2003	2002	2001
Adjustment relating to:
Deferred income taxes	Ps -	Ps 14	Ps 7,926
Deferred employee profit sharing	-	67	211
Receivable under stock purchase plan and accrued liability under stock purchase plan	740	369	11,324
Inflation effect from CAM acquisition	12,752	-	-
	Ps 13,492	Ps 450	Ps 19,461

e. Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

f. Equity in Earnings of Affiliates

For Mexican GAAP, the Company accounts for its 50% joint venture in Costco de México by the proportional consolidation method. For U.S. GAAP purposes, this investment is treated as an equity invested.

The Company’s net investment in the Costco de México Joint Venture under U.S. GAAP differs from that recorded under Mexican GAAP due to the method of accounting for pre-opening costs and revenue recognition related to membership fees as summarized below:

	December 31
	2003	2002
Investment in Costco de Mexico joint venture:
Mexican GAAP	Ps 2,604,744	Ps 2,407,486
U.S. GAAP	2,566,244	2,372,294
Adjustment	Ps (38,500)	Ps (35,192)

Condensed financial information for the Costco de México joint venture in accordance with U.S. GAAP is presented below.

	December 31,
	2003	2002
Current assets	Ps 2,956,804	Ps 2,706,711
Non-current assets	4,927,386	4,621,053
Total assets	Ps 7,884,190	Ps 7,327,764
Current liabilities	Ps 2,083,751	Ps 1,851,294
Non-current liabilities	667,950	731,883
Stockholders equity	5,132,489	4,744,587
Total liabilities and stockholders equity	Ps 7,884,190	Ps 7,327,764

	Year ended December 31,
	2003	2002	2001
Revenues	Ps 13,208,706	Ps 12,329,994	Ps 11,660,978
Net income	434,535	339,299	208,474

g. Acquisition of Auchan’s Mexican Operations.

As mentioned in Note 12, in February 2003, Comercial Mexicana (CCM) signed three contracts with Controladora Auchan Mexicana ’s shareholders, Controladora Auchan Mexicana (CAM) and Auchan (AMEX), in order to acquire 100% of CAM and AMEX shares.

Under Mexican GAAP, each of the acquisitions was treated separately. The AMEX acquisition was accounted for during 2003 and resulted in the recognition of a negative goodwill for an amount of Ps. 566,403 that is being amortized to income over three-years on a straight line basis. The payments related to the acquisition of CAM, are being recorded, as a permanent investment and the acquisition will be recognized once all the payments have been made, in 2008.

Under U.S. GAAP, both transactions are treated as an integrated transaction and accounted for as a business combination, in accordance with SFAS 141 “Business Combination”, since February 2003, the effective date of acquisition. In 2003, the acquired assets and results of operations represented 2.9% and 1.0% respectively of the total CCM consolidated assets and results of operations.

Under U.S. GAAP, the purchase price of Ps 1,157,498 was determined as to the net present value of U.S.$ 120,000 as adjusted. The negative goodwill originated in the acquisition, for an amount of Ps 897,633, was allocated as a pro rata reduction of the fair value of the assets acquired. Also, the long-term liability was determined at the net present value of future payments.

The reconciliation of the stock holders’ equity includes the following reconciliation items: a) the consolidation of CAM’s consolidated results of operations post acquisition and consolidated financial position, b) the recognition of the long-term liability originated in the transaction, c) the reversal of the unamortized balance of the negative goodwill recognized under Mexican GAAP, d) the reversal of the amount recorded as permanent investment on CAM shares under Mexican GAAP.

The reconciliation of the net income includes the following reconciliation items: a) the reversal of the negative goodwill amortization recorded under Mexican GAAP, b) the recognition of the financing cost related to the recognized long- term liability, c) the consolidation of CAM’s results from the acquisition date through December 31, 2003.

h. Basic Income Per Unit and Diluted Net Income Per Unit

In accordance with SFAS No. 128, “Earnings per Share” U.S. GAAP requires disclosures of basic earnings per share by using the weighted average number of units outstanding. Diluted net income per unit differs from basic net income per unit since the weighted average number of units is adjusted to include potential number of additional units that would have been outstanding under the stock purchase plan.

i. Cash Flow Information

Under Mexican GAAP, the Company presents statements of changes in financial position. The changes in the financial statement balances included in this statement constitute the generation and application of resources stated in Pesos of constant purchasing power as of December 31, 2003.

The changes in the financial statement balances included in this statement constitute cash flow activities stated in Mexican Pesos in purchasing power as of December 31, 2003 (including monetary and foreign exchange gains and losses, which are considered cash gains and losses in the constant Mexican Peso financial statements). Under Mexican GAAP, the effect of restatement of prior year’s balance sheet balances to Mexican Pesos of constant purchasing power are reflected in the stated change of the asset or liability in the statements of changes in financial position and the gain from monetary position is presented as a component of operating activities. Included within financing activities in the statements of changes in financial position for notes payable and long-term debt securities are the effects of restating the prior year notes payable and debt securities balances to constant Mexican Pesos.

Under Mexican GAAP, foreign exchange gains or losses are included in the net change in the respective assets and liabilities within resources provided by or used for operating and financing activities. Under U.S. GAAP, foreign exchange gains or losses are presented as an adjustment to reconcile net income to net cash provided by or used for operating activities.

The statement of cash flow presented below is in accordance with SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”) and includes the effect of the U.S. GAAP difference for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Net income	Ps 789,026	Ps 877,244	Ps 915,734
Operating activities:
Adjustments to reconcile net income to resources
Provided by (used for) operating activities:
Depreciation and amortization	563,233	640,955	649,812
Seniority premiums	17,854	14,052	4,606
Net effect CAM acquisition	191,538	-	-
Minority interest	41	(2,870)	5,825
Deferred income taxes	196,978	(92,300)	151,231
Deferred employee profit sharing	(2,300)	2,301	(9,762)
Equity in earnings of affiliates	(217,268)	(169,651)	(104,238)
Monetary gain	(231,292)	(304,710)	(236,261)
Unrealized exchange gains	21,840	178,165	(26,085)
Accrued Interest	8,741	34,381	23,606
Unrealized loss on valuation of investments	-	-	(17,049)
Financial Instruments	63,636	(7,833)	-
Write off of fixed assets	275,602	201,378	188,288
(Benefit) compensation expense of stock purchase plan	(5,164)	(17,099)	(25,441)
	1,672,465	1,354,013	1,520,266
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable	(206,090)	40,505	35,295
Inventories	(175,671)	7,731	(27,023)
Other accounts and notes receivable	(287,751)	(1,662,752)	(322,340)
Affiliated companies	24,412	942	12,129
Prepaid expenses and other assets	(146,073)	71,492	(67,354)
Increase (decrease) in:
Trade payables	358,733	483,055	(480,641)
Taxes payable	(104,833)	30,109	(83,888)
Other accrued liabilities	333,996	80,209	(61,183)
	(203,277)	(948,709)	(995,005)
Net cash provided by operating activities	1,469,188	405,304	525,261
Financing activities:
Short terms bank loans	1,523,200	164,169	345,653
Repayment of bank loans	(1,351,350)	(112,129)	(287,735)
Paid in capital from reissuance of treasury stock	9,799	2,409	(91,653)
Reissuance (repurchase) of treasury stock	13,842	(2,680)	191,739
Repurchase of shares for stock purchase plan, net	35,800	(35,800)	7,226
Dividends paid	(118,582)	(125,272)	(127,760)
Net cash (used in) provided by financing activities	112,709	(109,303)	37,470
Investing Activities:
Other assets	(53,948)	(119,716)	(259,583)
Decrease in permanent investments	-	-	118,907
Acquisition of property and equipment, additions to real
estate, leasehold improvements and other assets	(1,210,421)	(559,243)	(906,514)
Proceeds from sales of property and equipment	-	-	40,041
Net cash used in investing activities	(1,264,369)	(678,959)	(1,007,149)
Net (decrease) increase in cash and temporary investments	317,528	(382,958)	(444,418)
Effects of inflation on cash at beginning of the year	50,842	(102,556)	32,872
Cash and temporary investments at beginning of the year	298,090	783,604	1,195,150
Cash and temporary investments at end of the year	Ps 666,460	Ps 298,090	Ps 783,604

Net resources provided by operating activities reflect cash payments for interest and income taxes as follows:

	Year ended December 31,
	2003	2002	2001
Interest	Ps 86,965	Ps 153,782	Ps 173,760
Income taxes	126,105	124,353	154,830

j. Disclosure About Fair Value of Financial Instruments

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

If a derivative instrument qualifies as a fair value hedge under the applicable guidance and is documented as such, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge under the applicable guidance and is documented as such, the effective portion of the hedging instrument’s gain or loss is reported in stockholders’s equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders’s equity to earnings are classified in accordance with earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative’s fair value change, where that derivative is used in a cash flow hedge, is recorded in current earnings. Classification in the statement of operations of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a cash flow hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statements of operations.

CCM management does not document its derivative instruments as hedges; therefore the changes in the fair value of CCM derivative instruments are recorded in the income statement.

The following methods and assumptions are used to estimate the fair value of financial instruments:

Receivables, Temporary Investments and Short Term Borrowings: The carrying amounts approximate fair value because of the short maturity of those instruments. Values for temporary investments and financial instruments are obtained from quoted market values.

As of December 31, the estimated fair values of CCM’s unsecured notes are as follows:

	2003		2002
	Fair value	Carrying Amount	Fair value	Carrying Amount
Unsecured notes	Ps -	Ps -	Ps 962,315	Ps 916,600

Rates currently available to CCM for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

As of December 31, the estimated fair values of CCM’s financial instruments are as follows:

	2003		2002
	Fair Value	Notional Amount	Fair Value	Notional Amount
Rate swaps	Ps 55,803	Ps 2,105,683	Ps (29,957)	Ps 767,692

	2003		2002
	Fair Value	Notional Amount	Fair Value	Notional Amount
Currency swaps	Ps -	Ps -	Ps 22,125	Ps 216,154

As of December 31, the estimated fair values of CCM’s debenture bonds are as follows:

2003
	Fair Value	National Amount
Private placement	Ps 1,058,707	Ps 1,123,200

	2003		2002
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Debenture bonds	Ps 702,287	Ps 579,561	Ps 650,970	Ps 579,879

For the years ended December 31, 2003 and 2002, CCM recognized a net gain and a loss of Ps. 453 and net loss of Ps. 51,490 in December 31, 2002, reported as "interest net" in the consolidated Statements of Income.

k. Lease Revenue
The Company leases retail space in its stores to outside parties under non-cancelable operating leases.

Total rentals included in income for the years ended December 31, 2003, 2002 and 2001 were Ps 157,680, Ps 136,325 and Ps 124,371 respectively.

l. Condensed Financial Information
The condensed balance sheet and income statement presented below reflect the Costco de México Joint Venture as an equity investment and include the effects of all U.S. GAAP adjustments.

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and temporary investments	Ps 666,460	Ps 298,090
Inventories	3,388,397	3,401,049
Other current assets	3,065,854	2,944,375
	7,120,711	6,643,514
Non current assets	15,041,155	14,367,237
Equity in affiliates	2,508,448	2,314,208

Total assets	Ps 24,670,314	Ps 23,324,959

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities	Ps 6,967,837	Ps 7,880,861
Long-term liabilities	5,185,468	3,511,533
Total liabilities	12,153,305	11,392,394
Minority interest	11,705	11,094
Stockholders equity	12,505,304	11,921,471
Total liabilities and stockholders equity	Ps 24,670,314	Ps 23,324,959

	Year ended December 31,
	2003	2002	2001
Net sales	Ps 28,371,972	Ps 27,152,341	Ps 30,489,382
Operating income	1,142,486	720,296	886,316
Comprehensive financing results	(297,626)	(86,227)	(10,474)
Equity in earnings of affiliates	217,267	169,650	104,237
Other income	(3,454)	78,970	126,035
Income before taxes	1,058,673	882,689	1,106,114
Income tax	(269,605)	(7,204)	(180,921)
Minority interest	(42)	1,759	(9,459)
Extraordinary item-extinguishment of debt	-	-	-
Net income	Ps 789,026	Ps 877,244	Ps 915,734

m. New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (FIN 46-R). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (SFAS 149). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

Exhibit 12.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Carlos González Zabalegui, certify that:

1. I have reviewed this annual report on Form 20-F of Controladora Comercial Mexicana, S.A. de C.V;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated this June 30, 2004

By: /s/ Carlos González Zabalegui
Name: Carlos González Zabalegui
Title: Vice Chairman of the Board and Chief Executive Officer

Exhibit 12.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Francisco Martínez de la Vega, certify that:

1. I have reviewed this annual report on Form 20-F of Controladora Comercial Mexicana, S.A. de C.V;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated this June 30, 2004

By: /s/ Francisco Martinez de la Vega
Name: Francisco Martínez de la Vega
Title: Director and Chief Financial and Administrative Officer

Exhibit 13.1

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

SECTION 906 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Carlos González Zabalegui, Chairman, Vice Chairman of the Board and Chief Executive Officer of Controladora Comercial Mexicana, S.A. de C.V. (the “Company”), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003, to which this statement is filed as an exhibit (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2004

By: /S/ CARLOS GONZÁLEZ ZABALEGUI
Name: Carlos González Zabalegui
Title: Vice Chairman of the Board and Chief Executive
Officer

Exhibit 13.2

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

SECTION 906 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Francisco Martínez de la Vega, Director and Chief Financial and Administrative Officer of Controladora Comercial Mexicana, S.A. de C.V. (the “Company”), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003, to which this statement is filed as an exhibit (the “Report”), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2004

By: /s/ Francisco Martínez de la Vega
Name: Francisco Martínez de la Vega
Title: Director and Chief Financial and
Administrative Officer