Form 20-F
period 2004-12-31
COMERCIAL MEXICAN HOLDING /ADR
filed 2005-06-30
CIK 882390

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(x) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 33-44756

Controladora Comercial Mexicana, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Revolución N° 780 Módulo 2

Colonia San Juan

03730 México, D.F.

México

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Series B Shares without par value ("B Shares")	New York Stock Exchange (for listing purposes only)
Series C Shares without par value ("C Shares")	New York Stock Exchange (for listing purposes only)
BC Units, each representing three B shares and one C share	New York Stock Exchange (for listing purposes only)
Global Depositary Shares ("GDSs"), each representing 20 Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was:

4,002,015,610 B Shares

341,984,390 C Shares

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

All references to "CCM," the "Company," "we," "us" and words of similar effect refer to Controladora Comercial Mexicana, S.A. de C.V., and, unless the context requires otherwise, its consolidated subsidiaries.

Unless otherwise specified, references herein to "U.S. Dollars," "Dollars," "US$" or "$" are to United States dollars, the legal currency of the United States of America (the "United States"); references to "Pesos" or "Ps." are to Mexican Pesos, the legal currency of Mexico. The Unidad de Inversión, or UDI, is an inflation-indexed, Mexican Peso-denominated monetary unit that is linked to, and adjusted daily to reflect changes in, the Mexican consumer price index.

Unless otherwise indicated, all Peso information as of and for the periods ended December 31, 2002, December 31, 2003, and December 31, 2004 is stated in Pesos in purchasing power as of December 31, 2004 and the U.S. Dollar equivalent at that date is determined by using the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or Banamex, of Ps.11.151 per U.S. Dollar.

Included elsewhere in this annual report are our audited consolidated balance sheets as of December 31, 2003 and 2004 and the related audited consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2002, 2003 and 2004.

We maintain our books and records in Mexican Pesos, the official currency of Mexico, and prepare our financial statements in constant Mexican Pesos and in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP. See Note 17 to our financial statements for a description of the principal differences between Mexican GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, as they relate to us.

As required by Mexican GAAP, our financial statements are adjusted to reflect changes in purchasing power of the Mexican Peso due to inflation. These changes are based on the Mexican National Consumer Price Index, or NCPI.

Statistical information concerning our stores, including number of stores, number of employees, square footage and statistical information derived from this data, includes 100% of the operations of our joint venture with Costco Wholesale Corporation. We report our investment in this joint venture under the proportional consolidation method of accounting by consolidating 50% of the operations of that joint venture in our financial statements.

Certain figures included in this annual report and in our financial statements have been rounded for ease of presentation. Percentage figures included in this annual report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our financial statements. Certain other amounts that appear in this annual report may not sum due to rounding.

This annual report contains translations of certain Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

References in this annual report to "real" amounts are to inflation-adjusted numbers and "nominal" amounts are to unadjusted numbers. Unless otherwise indicated, all numbers are stated in "real" amounts.

As used herein, the term "billion" means one thousand million.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of the dates and for each of the periods indicated. This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements. The balance sheet data as of December 31, 2003 and 2004, and the income statement data for the years ended December 31, 2002, 2003 and 2004, are derived from the financial statements appearing elsewhere in this annual report. This data should also be read together with "Operating and Financial Review and Prospects."

Our financial statements have been prepared in accordance with Mexican GAAP, which differ in significant respects from U.S. GAAP. Note 17 to our financial statements appearing elsewhere in this annual report provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2002, 2003 and 2004 and stockholders’ equity at December 31, 2002, 2003 and 2004. Any reconciliation to U.S. GAAP may reveal significant differences between our stockholders’ equity, net income and other items as reported under Mexican GAAP and U.S. GAAP. See "Risk Factors —Risk Factors Related to Mexico— Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information."

We report our investment in the Costco de Mexico Group joint venture under the proportional consolidation method of accounting by consolidating 50% of the operations of that joint venture in our financial statements.

The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the Interbank Rate, as reported by Banamex, as of December 31, 2004, which was Ps.11.151 per U.S. Dollar. The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

Year Ended December 31,
	2000	2001	2002	2003	2004	2004
(Millions of constant Pesos as of December 31, 2004 and millions of U.S. Dollars, except for percentages) (1)
Income Statement Data
Mexican GAAP:
Net sales.	Ps. 38,150	Ps. 38,221	Ps. 35,055	Ps. 36,778	Ps. 37,589	U.S. $3,371
Gross profit	7,291	7,271	6,876	7,363	7,608	682
Selling, general and administrative expenses	5,953	6,083	5,871	5,884	5,838	524
Operating income	1,338	1,188	1,006	1,478	1,769	159
Integral results of financing	267	11	(64)	(196)	176	16
Interest expense	(282)	(297)	(252)	(344)	(290)	(26)
Interest income (2)	63	64	47	45	76	7
Foreign-exchange (loss) gain, net	(62)	26	(239)	(105)	(7)	(1)
Loss from repurchase of notes	-	-	(9)	(43)	-	-
.(Loss) gain from forward agreements	-	(46)	54	-	88	8
Gain from monetary position	548	264	335	251	309	28
Other (expense) income, net (3)	(173)	(20)	5	65	(19)	(2)
Provision for income taxes and employee statutory profit sharing	92	292	76	253	201	18
Interest of minority stockholders in results of subsidiaries	(8)	(9)	(7)	(8)	(8)	(1)
Net income	1,329	877	863	1,086	1,718	154
Net income per B Unit and BC Unit(4)	1.22	0.83	0.8	1.01	1.58	0.14
Net income per GDS (5)	24.61	16.56	16.01	20.2	31.6	2.81
Dividends per B Unit and BC Unit	0.11	0.12	0.12	0.11	0.12	0.01
Dividends per GDS (5)	2.22	2.47	2.44	2.31	2.23	0.2
Weighted average B Units and BC Units
outstanding	1,080	1,061	1,078	1,080	1,086
U.S. GAAP (6):
Net sales	32,715	32,071	28,562	29,849	30,016	2,692
Net income	1,443	962	923	829	1,551	139
Net income per B Unit and BC Unit(4)	1.34	0.9	0.86	0.77	1.43	0.13
Net income per GDS (5)	26.72	18.09	17.04	15.36	28.6	2.56
Balance Sheet Data
Mexican GAAP:
Cash and temporary investments	1,547	1,370	939	1,282	1,249	112
Current assets	7,448	7,078	8,081	9,233	9,589	860
Property, equipment and leasehold and owned building improvements, net	16,438	17,000	16,770	17,355	18,308	1,642
Total assets	24,433	24,481	25,351	27,062	28,736	2,577
Short-term debt	-	-	172	-	-	-
Long-term debt	2,088	1,987	1,915	2,211	2,126	191
Total liabilities	12,511	11,966	12,399	13,280	13,567	1,217
Minority interest (7)	98	96	91	98	97	9
Majority stockholders equity	11,825	12,419	12,859	13,685	15,072	1,352
U.S. GAAP (6):
Total assets	24,871	23,541	24,535	25,950	27,379	2,456
Total liabilities	13,263	11,488	11,983	12,783	12,976	1,164
Stockholders equity	11,606	12,033	12,539	13,166	14,403	1,292
Other Data
Mexican GAAP
Net income	1,329	877	863	1,086	1,718	154
Net income as a percentage of net sales	3.50%	2.30%	2.50%	3.00%	4.60%
Depreciation and amortization	743	790	793	712	679	61
Capital expenditures (8)	1,513	1,318	812	1,616	2,036	183
Total debt/capitalization (9)	0.18	0.18	0.18	0.17	0.14	0.01
Working capital (10)	(217)	175	(21)	362	456	41
Ratio of earnings to fixed charges (11)	5.74 x	4.71 x	4.49 x	4.68 x	7.14 x
Operating Information
Store Information (12):
Food sales (13)	63.30%	63.30%	64.90%	66.30%	68.90%
Non-food sales (13)	36.70%	36.70%	35.10%	33.70%	31.10%
Average annual sales per store (millions) (14)	Ps. 256	Ps. 254	Ps. 241	Ps. 248	Ps. 245	U.S. $22.0
Sales per retail square foot (thousands) (14)	Ps. 3.72	Ps. 3.61	Ps. 3.61	Ps. 3.36	Ps. 3.28	U.S. $0.3
Sales per operating employee (thousands) (14)(15)	Ps. 1,389	Ps. 1,598	Ps. 1,464	Ps. 1,521	Ps. 1,567	U.S. $141.0
Same store sales growth (16)	2.60%	(3.30%)	(10.30%)	0.30%	(0.10%)
Stores:
Operating at end of period	167	172	170	175	181
Opened during period	16	7	3	8	8
Closed during period	7	2	5	3	2
Remodeled during period (17)	10	14	12	9	9
Total retail square feet at end of period (thousands) (18)	11,552	11,998	12,098	13,037	13,551
Number of employees (at end of period) (19)	35,332	31,955	32,993	33,557	33,763

_________________

(1) Except operating information, percentages and ratios.

(2) Interest income includes our income from interest-bearing temporary investments. In 2000, interest income also includes a gain of Ps.0.3 million from the repurchase of Series B Notes at a discount.

(3) Other (expense) income, net consists of amortization of negative goodwill from our acquisition of the Mexican operations of Auchan, S.A. in February 2003 and the write-off of certain fixed assets. For the year ended December 31, 2000, also includes non-recurring expense from a change in amortization of preopening costs. For the year ended December 31, 2001, also includes gain on sale of marketable securities.

(4) Computed by dividing the net income for the year by the weighted average B Units and BC Units outstanding.

(5) Each GDS represents 20 BC units. See "Major Shareholders and Related Party Transactions — Capital Stock."

(6) For a description of the principal differences between Mexican GAAP and U.S. GAAP, see Note 17 to our financial statements.

(7) Consists of interests held by minority stockholders in our subsidiary that manufactures plastic bags and certain of our subsidiaries that own shopping centers.

(8) Capital expenditures for all periods include amounts contributed by us to the Costco de Mexico Group joint venture but exclude amounts contributed to the joint venture by Costco.

(9) Total debt/capitalization is determined by dividing the sum of short term debt and long term debt by stockholders’ equity.

(10) Working capital is current assets minus current liabilities.

(11) In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes amortization of debt issuance costs) and the estimated portion (10.0%) of lease expense deemed by management to represent the interest component of lease expense.

(12) Except as otherwise indicated, store information relates to all of our stores, including those operated through the Costco de Mexico Group joint venture (calculated on the basis of 100% of the amounts attributable to the Costco membership warehouses). The information does not include our restaurants.

(13) Food sales include sales of basic groceries and perishables. Non-food sales include sales of general merchandise and clothing. In each case, this information is presented as a percentage of net sales of our stores. For this purpose, sales include only the net sales from the Costco de Mexico Group joint venture that are included in our operating results.

(14) In computing sales per retail square foot for a period, we divide total store sales for the full period by the aggregate retail square footage at the end of such period. Accordingly, stores that are opened for less than the full period have the effect of decreasing store sales per retail square foot, and stores that are closed prior to the end of the full period have the opposite effect. Similarly, in computing average annual sales per store, we divide total store sales for the full period by the number of stores at the end of the period, and in computing sales per operating employee, we divide total store sales for the full period by the number of operating employees at the end of the period.

(15) Takes into account all employees at our stores, including Costco membership warehouses and distribution centers but excludes administrative employees and restaurant employees.

(16) See "Operating and Financial Review and Prospects" for the calculation of same store sales.

(17) Includes conversions of stores from one format to another format.

(18) Retail square footage means the square footage of space in our stores from the cash registers (including accompanying displays) to the back of our stores (excluding any warehouse space). Space for cashiers constituted approximately 8.5% of the total selling area of our stores at December 31, 2004.

(19) Takes into account all employees at our stores, including Costco membership warehouses, restaurants and distribution centers as well as our administrative employees.

Dividends

Our shares are currently held in B Units and in BC Units. Each B Unit consists of four B Shares and each BC Unit consists of three B Shares and one C Share. The table below sets forth the nominal amount of dividends per B Unit and BC Unit paid in April of each year indicated. Peso amounts have been translated into U.S. Dollars at the exchange rate on each of the respective payment dates.

We paid aggregate dividends of Ps.131.8 million in 2002, Ps.124.7 million in 2003, Ps.125.2 million in 2004 and Ps.133.6 million in 2005. Our current policy is to pay annual aggregate dividends of between U.S.$12.0 million and U.S.$15.0 million.

During our annual shareholders’ meeting on April 7, 2005 our shareholders approved a dividend of Ps.0.123 for each BC Unit, in a single payment, which was made to holders of record on April 18, 2005.

In respect of	Dividend In nominal Pesos per BC Unit
2001	Ps. 0.107
2002	Ps. 0.107
2003	Ps. 0.107
2004	Ps. 0.112
2005	Ps. 0.123

Exchange Rate Information

Mexico has had a free market for foreign exchange since November 1991 and the Mexican government allows the Peso to float freely against the U.S. Dollar. There can be no assurance that the government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in Pesos published by the Federal Reserve Bank of New York, expressed in Pesos per U.S. Dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2000	9.1830	10.0870	9.4717	9.6180
2001	8.9500	9.9700	9.3300	9.1560
2002	9.0000	10.4250	9.7530	10.4250
2003	10.1130	11.4060	10.8043	11.2420
2004	10.8050	11.6350	11.3095	11.1540
2005:
January	11.1715	11.4110
February	11.0430	11.2060
March	10.9800	11.3300
April	11.0400	11.2300
May	10.8850	11.0330
June (through June 22nd)	10.7585	10.8825
______________

(1) Average of month-end rates.

The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government has not restricted for more than ten years the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, including the notes, as well as to obtain imported goods would be adversely affected. See "—Risk Factors—Risk Factors Related to Mexico—Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit Our Ability to Convert Pesos into U.S. Dollars or into Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

Risk Factors

The following is a discussion of risks associated with our Company and an investment in our securities. Some of the risks of investing in our securities are specific to our business. Other risks are general risks associated with doing business in Mexico. The discussion below contains information about the Mexican government and the Mexican economy obtained from public sources. We have not independently verified this information. Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition, results of operations or the price of our securities.

Risk Factors Related to Our Business

We Participate in a Very Competitive Market and Increased Competition May Adversely Affect Our Business

The retail industry in Mexico is characterized by intense competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores vary by location. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We face strong competition from other national and international operators of supermarket and retail stores, including Walmex, Soriana, Chedraui (which recently acquired 29 Carrefour stores), Gigante and other U.S. and international retailers. The Costco membership warehouses also face competition from Sam’s Club, a self-service warehouse club owned by Walmex. Additional U.S. and international retailers may enter the market in Mexico in the future either through joint ventures or directly. One of our competitors, Walmex, is affiliated with a large multinational retailer with significant financial resources. We also compete with numerous local and regional supermarket and self-service store chains, as well as small, family-owned neighborhood stores and street markets, in each region in which we do business. In addition, several of our stores, which are located in the same shopping areas, compete with each other. The restaurant business in Mexico is also highly competitive. Restaurantes California compete with numerous regional and national fast-food restaurant chains, local restaurants and prepared food establishments and street markets. We face strong competition from various U.S. fast-food restaurant chains, including McDonalds, Burger King, Kentucky Fried Chicken, Dominos Pizza and Pizza Hut. There can be no assurance that our performance will not be adversely affected by increased competition, whether resulting from the competitors described above or others. See "Information on the Company—Business Overview."

Other leading Mexican retailers, including Walmex and Soriana, are better capitalized than we are and have greater market share than we have as measured by net sales in 2004. Walmex has a pricing strategy of "Every Day Low Prices," which in recent years has increased the pressure on our operating margins and compelled us to lower the prices of certain of our products. Recently, Walmex announced an aggressive expansion plan which involves opening an additional 70 stores across Mexico in 2005. Other competitors have also announced expansion and modernization plans. These actions by our competitors are likely to cause us to respond by adopting more aggressive pricing policies at affected store locations and by implementing our growth strategy more rapidly. As Walmex and other retailers currently in the market in Mexico expand their operations, and as other U.S. and international retailers enter the market in Mexico, competition will continue to intensify and may adversely impact our performance.

Our Growth Strategy Is Dependent Upon the Continued Improvement of the Mexican Economy and Generating Positive Cash Flow

A major component of our future growth is expected to come from adding new stores (including Costco membership warehouses) and restaurants and remodeling our existing stores and restaurants. Our ability to carry out our expansion and remodeling plans and our returns on our investment in expansion and remodeling are dependent to a significant extent on the continued improvement of Mexico’s economic performance and our ability to generate positive cash flow given the Mexican economy. The Mexican economy has suffered severe downturns in the past and may do so in the future. See "—Risk Factors Related to Mexico—Mexico Has Experienced Adverse Economic Conditions." There can be no assurance that we will be able to open or remodel the number of stores (including Costco membership warehouses) and restaurants currently intended, whether because of economic conditions, availability of funds to make capital expenditures, availability of suitable and affordable sites, the ability to attract and retain certain qualified employees or otherwise. See "Operating and Financial Review and Prospects" and "Information on the Company—Business Overview."

Implementation of Our Expansion Program Presents Additional Risks

The growth in our net sales and net income depends to a substantial degree on our expansion program. Successful execution of our expansion program is dependent upon a number of factors, including our hiring and training of qualified personnel, the level of existing and future competition in areas where new stores are to be located, the availability of additional capital, our ability to locate new store and restaurant sites on acceptable terms, our ability to execute our retail concepts successfully in new markets and favorable financial market and macroeconomic conditions in Mexico. We plan to open new stores and restaurants both in areas in which we already operate and in new areas in Mexico. We cannot assure you that our new store and restaurant openings will not result in diversion of sales from our existing operations, and we may be unable to locate sufficient properties to support our expansion plans. Zoning restrictions, permit requirements and other regulations restricting the construction of buildings of the type in which we operate our various formats may also affect our ability to open new stores and restaurants.

If we are unable to open new stores and restaurants, our financial performance could be adversely affected. In addition, if consumers in the markets into which we expand are not receptive to our retail concepts, our financial performance could be adversely affected.

Our Joint Venture With Costco Is Jointly Controlled and Is Subject to Termination in Certain Circumstances

The Costco de Mexico Group joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between us, Costco and the Costco de Mexico Group joint venture. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including some revisions to the joint venture business plan, entering into significant contracts, incurring significant indebtedness not provided for in the business plan, the removal of any management personnel, the election of officers and certain transfers of ownership interests in the joint venture. Furthermore, some significant decisions also require the approval of both members of an executive committee, which consists of our chief executive officer and the chief executive officer of Costco. Accordingly, although we expect Costco membership warehouses to be an important part of our future growth, we do not have sole control over the growth and operation of the Costco membership warehouse format. In addition, the Costco de Mexico Group joint venture is subject to termination under some circumstances. See "Information on the Company—Business Overview—Retail Store Formats—Membership Warehouse Stores."

Our Operations Are Highly Concentrated in the Mexico City Metropolitan Area and in the Central Region

Although we operate nationwide, our principal properties and operations are concentrated in the two most populated areas of Mexico, the Mexico City metropolitan area and the Central Region. At December 31, 2004, our stores located in those areas accounted for approximately 75.6% of our total retail square feet and 79.3% of our net sales for the year ended December 31, 2004. Our restaurants located in those areas accounted for approximately 1.6% of our net sales from restaurant sales for the year ended December 31, 2004. Although we own stores and restaurants, and expect to develop or acquire additional stores and restaurants, outside of the Mexico City metropolitan area and the Central Region, we expect to continue to depend to a very large extent on economic conditions in those areas. Therefore, an economic downturn in those areas could have an adverse effect on our business, financial condition and results of operations. In addition, in the Mexico City metropolitan area, there is very limited availability of sites to acquire or lease for additional stores. As competition intensifies, it will become increasingly difficult to locate sufficient sites to support our expansion plans. If we are unable to locate sufficient sites, we will be unable to implement our expansion plans and our financial performance could be adversely affected.

Our Acquisition of the Mexican Operations of Auchan Is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid

In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. We now operate these stores under the Mega format. The purchase price for this acquisition consists of six installment payments. We paid U.S.$15.0 million in 2003, we paid U.S.$20.0 million in 2004 and we paid U.S.$25 million in 2005. We are required to make additional payments of U.S.$20.0 million in each of 2006, 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no right to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Information on the Company—Business Overview—New Initiatives—Acquisition of Auchan’s Mexican Operations."

Our Markets Are Undergoing Rapid Consolidation

Over the last several years, the retail sector in Mexico has been undergoing consolidation as large retail chains have gained market share at the expense of small, independently owned and operated stores. Recently, Walmex announced an aggressive expansion plan which involves opening an additional 70 stores across Mexico in 2005. We believe that further consolidation will likely occur as competition intensifies and economies of scale become increasingly important. Future consolidation may occur rapidly and materially alter the current competitive situation in Mexico. Walmex and Soriana are larger and better capitalized than we are and as a result are likely to be better positioned than we are to take advantage of strategic acquisition and consolidation opportunities. There can be no assurance that any further market consolidation will not be detrimental to our market position or will not materially and adversely affect our business, financial condition and results of operations.

Risk Factors Related to Mexico

Economic and Political Developments in Mexico Could Affect Mexican Economic Policy and Our Business, Financial Condition And Results Of Operations

CCM is a Mexican corporation and all of its operations and assets are located in Mexico. As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico over which we have no control.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

Mexico’s President Vicente Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing sluggishness in the Mexican economy, combined with recent political events, has slowed economic reform and progress. In elections in 2003 and 2004, the political party of President Fox, the Partido Acción Nacional, or the National Action Party, lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox’s ability to implement his economic reforms.

Presidential and federal congress elections in Mexico are scheduled to be held in July 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.

National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. In addition, recent impeachment proceedings regarding the presidential candidacy of Andres Manuel Lopez Obrador, the mayor of Mexico City, which have now been terminated, has led to political unrest. The effects on the social and political situation in Mexico, including the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

Mexico Has Experienced Adverse Economic Conditions

Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico’s gross domestic product, or GDP, decreased 0.3% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.9% in 2002, 1.3% in 2003, 4.4% in 2004 and 2.4% in the first quarter 2005. GDP growth fell short of Mexican government estimates in 2004; however, according to Mexican government estimates, in 2005 GDP in Mexico is expected to grow by approximately 3.5% to 4.0%, while inflation is expected to be less than 4.0% in 2005. We cannot assure you that these estimates will prove to be accurate.

If the Mexican economy should fall into a recession, our business, financial condition and results of operations may be adversely affected.

Developments in Other Emerging Market Countries or in the United States May Affect Us and the Prices for our Debt Securities

The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our debt securities, or in our business.

In particular, Argentina’s continued insolvency and default on its public debt could adversely affect Mexico, the market value of our debt securities or our business. Although a majority of the foreign holders of Argentina’s indebtedness have agreed to exchange their securities in connection with Argentina’s restructuring, holders of a substantial amount of the country’s indebtedness have refused such exchange. To the extent that the Argentine government is unsuccessful in preventing further economic decline, the crisis may also adversely affect Mexico, the price of our securities or our business.

In addition, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. In February 2003, Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to grow despite price controls and the political and economic environment has continued to deteriorate. Venezuela has experienced increasing social instability and massive public demonstrations against President Chavez. We cannot predict what effect, if any, the decisions of the Venezuelan government will have on the economies of other emerging market countries, including Mexico, the price of our debt securities or our business.

Our operations, including demand for our products or services, and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. The U.S. Federal Reserve Bank has signaled that it will continue implementing "measured" increases in interest rates in 2005. As interest rates rise, the prices of our debt securities may fall.

Military Operations in Iraq and Elsewhere Have Negatively Affected Industry and Economic Conditions Globally, and These Conditions Have Had, and May Continue to Have, a Negative Effect on Our Business

Military operations in Iraq have depressed economic activity in the United States and globally, including the Mexican economy. Since the invasion, there have been terrorist attacks abroad, like the terrorist attacks in Madrid on March 11, 2004, as well as ongoing threats of future terrorist attacks in the United States and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other major markets. In the short term, however, terrorist activity against the United States and the U.S. military operations in Iraq have contributed to the uncertainty of the stability of the U.S. economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the United States decline or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit Our Ability to Convert Pesos into U.S. Dollars or into Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations

A substantial portion of our indebtedness is U.S. Dollar-denominated. In addition, some of our costs, principally the costs of products from international suppliers, are U.S. Dollar and other foreign currency denominated. However, all of our revenues are Peso-denominated. As a result, decreases in the value of the Peso against the U.S. Dollar and other foreign currencies could cause us to incur foreign exchange losses, which would adversely affect our financial condition and reduce our net income.

Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may adversely affect our ability to transfer or convert Pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on our indebtedness and may adversely affect our ability to transfer or convert Pesos into U.S. Dollars and other currencies to obtain imported goods. The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government has not restricted for more than ten years the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, including the notes, as well as to obtain imported goods would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar or other currencies may also adversely affect U.S. Dollar or other currency prices for our debt securities or the cost of imported goods.

High Inflation Rates in Mexico May Adversely Affect Our Results of Operations and Financial Condition

Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the NCPI, was 4.4% in 2001, 5.7% for 2002, 4.0% for 2003 and 5.2% for 2004. Mexico’s current level of inflation remains higher than the annual inflation rates of its main trading partners. High inflation rates can adversely affect our business, financial condition and results of operations in the following ways:

• inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our products and services; and

• to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

Mexico historically has had, and may continue to have, high interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.1% for 2002, 6.2% for 2003 and 6.8% for 2004. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flows.

Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures

Mexico’s federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, to enter into new or complementary businesses or joint ventures and to complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comisión Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or to enter into significant joint ventures. The Mexican Antitrust Commission may not approve any proposed future acquisition or joint venture that we may pursue.

At the end of 2003, three of the main retail companies in Mexico, CCM, Gigante and Soriana, formed Sinergia de Autoservicios, S. de R.L. de C.V., or Sinergia, a limited liability company created to improve procurement for the three companies by combining their purchasing power. After an extensive process, the Mexican Antitrust Commission granted approval for the formation and operation of Sinergia but imposed certain conditions to prevent monopolistic practices. Among these conditions, Sinergia is subject to certain ongoing reporting obligations to the Mexican Antitrust Commission regarding its internal systems and procedures. Sinergia also is required to disclose to the Mexican Antitrust Commission on an ongoing basis the economic benefits being obtained by its members. There can be no assurance that there will not be any further challenge to Sinergia on antitrust grounds or otherwise. Without the benefits of Sinergia, our cost of sales may increase. These higher costs could have an adverse effect on our results of operations.

Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information

A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, our financial statements are prepared in accordance with Mexican GAAP, which differs from U.S. GAAP and accounting procedures adapted in other countries in a number of respects. For example, most Mexican companies, including our company, must incorporate the effects of inflation directly in accounting records and in their published financial statements. Thus, financial statements and reported earnings of Mexican companies may differ from those of companies in other countries with the same financial performance. Note 17 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

Risk Factors Related to Our Principal Shareholders

Our Principal Shareholders Have Substantial Influence Over Our Management and the Interests of Our Principal Shareholders May Differ from Those of Other Shareholders

As of December 31, 2004, approximately 74.4% of our outstanding B Shares are beneficially owned, directly or indirectly, by a trust, the beneficiaries of whom are primarily members of the González Family. The B Shares are the only class of our capital stock that is entitled to elect our board of directors. As our controlling shareholder, this trust controls our business through its power to elect a majority of our board of directors and to determine the outcome of almost all actions that require shareholder approval. For example, the trust has the ability to cause us to declare dividends. The trust was established by five corporations and the beneficiaries of the trust are members of the González family. For a description of this trust, see "Major Shareholders and Related Party Transactions." In addition to their indirect ownership interest in our company, Mr. Guillermo González Nova, Mr. Jaime González Nova, Mr. Carlos González Zabalegui, Ms. Elena González Guerra, and Mr. Pablo González Guerra, who are members of the González family, are directors. Mr. Guillermo González Nova also serves as our Chairman of the Board, Mr. Jaime González Nova serves as our Vice-Chairman and Mr. Carlos González Zabalegui serves as our Vice-Chairman and Chief Executive Officer. See "Major Shareholders and Related Party Transactions."

Forward-Looking Statements

Some of the statements in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include references to future capital expenditures and the amount and nature of these expenditures, business strategies and measures to implement these strategies, competitive strengths and the impact of competition, goals, expansion and growth of our business and operations, plans and references to our future success and expectations regarding future operating results and liquidity. Words like "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. These factors, some of which are discussed under "—Risk Factors," include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, changes in our product mix and pricing strategies, difficulty in acquiring new land for development, difficulty in completing proposed store openings, customer demand, technology implementation, industry consolidation and competition. You should evaluate any statements made by us in light of these important factors. We also caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Item 4. Information on the Company

History and Development of the Company

CCM is a sociedad anónima de capital variable, or a limited liability variable stock corporation, organized under the laws of Mexico. Our principal offices are located at Av. Revolución No. 780, Módulo 2, Colonia San Juan, C.P. 03730 México, D.F. and our telephone number is (52) (55) 5270 9312.

We trace our history to 1930 when Antonino González Abascal and his son founded their first store, which primarily sold textiles, in Mexico City. The first combination supermarket/general merchandise store under the name Comercial Mexicana was opened in Mexico City in 1962, and 20 additional stores were established during the 1970’s. During the 1980’s we continued to expand through the acquisition of the chain of Sumesa stores and the opening of 51 Comercial Mexicana stores. The first Restaurante California commenced operations in 1982, and the first Bodega opened in 1989. We entered into the joint venture with Costco Wholesale Corporation in June 1991, and the first Costco membership warehouse opened in February 1992. In 1993, we introduced the Mega format, which combines features of both department stores and supermarkets. In February 2003, we acquired Auchan, S.A.’s operations in Mexico.

CCM was wholly owned by the González family until April 1991, when shares of capital stock of CCM were listed in the Mexican Stock Exchange and offered publicly in Mexico. In 1996, GDSs representing shares of capital stock of CCM were listed on the New York Stock Exchange and the GDSs and the underlying shares were offered publicly in Mexico, the United States and elsewhere outside of Mexico.

Our deed of incorporation was executed on December 9, 1988, and we were registered in the Public Registry of Commerce in Mexico City on February 21, 1989, under the number 60562. The term of our company is 99 years beginning on May 11, 1989.

Capital Expenditures

Capital expenditures reflect our strategy of growth through expansion and acquisition as well as our emphasis on self-development and ownership of real estate, and on improvements in logistics and technology. We believe that continued capital spending in technology focusing on store operations, logistics, manufacturing procurement, category management, merchandising and buying practices, should reduce merchandising costs as a percent of sales.

The following table sets forth our capital expenditures for each of the three years ended December 31, 2002, 2003, 2004 and the budgeted capital expenditures for the year ended December 31, 2005:

Year ended December 31,(1)
	2002	2003	2004	2005 (2)
.(Millions of constant Pesos as of December 31, 2004, except for 2005 amounts, which are in nominal Pesos)
Real estate (3)	Ps. 345.2	Ps. 605.7	Ps. 1,292.7	Ps. 974.0
Store fixtures (4)	449.8	942.6	675.3	1,604.00
Information systems	16.9	67.5	67.7	110
Total	Ps. 811.9	Ps. 1,615.8	Ps. 2,035.7	Ps. 2,688.0
______________

(1) Capital expenditures include Ps.223.0 in 2002, Ps.342.7 in 2003 and Ps.431.5 in 2004 contributed by us to the Costco de Mexico Group joint venture.

(2) Represents budgeted amounts for the year ending December 31, 2005.

(3) Not including our acquisition of Auchan’s operations.

(4) Represents new units, store fixtures, remodeling and other equipment expenditures.

Capital expenditures of Ps.2,035.7 million in 2004 were funded with cash from operations. Our plans for 2005 could change depending on the economic situation in Mexico, our financial results and our ability to generate sufficient cash flow to fund such expenditures.

We expect to open 21 units in 2005 as follows: two Comercial Mexicana stores, four Bodegas, seven Megas, two Costco membership warehouses, one Sumesa and five Restaurantes California. We intend to continue remodeling units.

We currently plan to finance all 2005 capital expenditures primarily with cash flow from operations. Although we believe that sufficient financing will be available to us, we cannot assure you that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or, if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing. We are also responsible for financing 50% of new Costco membership warehouses. See "Information on the Company—Property, Plant, and Equipment" and "Key Information—Risk Factors—Risk Factors Related to Our Business—Our Growth Strategy Is Dependent Upon the Continued Improvement of the Mexican Economy and Generating Positive Cash Flow."

Business Overview

We operate one of the largest retail companies in Mexico as well as a chain of family-style restaurants under the name Restaurantes California. Our retail operations include a 50% interest in a joint venture with Costco Wholesale Corporation, or Costco, which we refer to as the Costco de Mexico Group joint venture. The Costco de Mexico Group joint venture operates a chain of warehouse clubs in Mexico.

We carry out our business through five retailing store formats and one chain of family-style restaurants. These formats and restaurants are divided into three segments:

• the CM Group, which comprises our core business and includes our Comercial Mexicana and Bodega supermarkets and Mega hypermarkets;

• the Costco de Mexico Group, which consists of our 50% interest in the joint venture with Costco; and

• the Other Group, which includes our Sumesa stores and Restaurantes California.

Our stores sell a wide variety of food items, including basic groceries and perishables, as well as non-food items, including general merchandise and clothing. Food items represented 68.9% of our net sales from our stores in 2004. At December 31, 2004, we had 181 stores operating under our five retailing store formats, with a total selling area of approximately 13.5 million square feet. Our stores are concentrated primarily in the Mexico City metropolitan area and in the central Mexico region, including Guadalajara, or the Central Region.

Historically, the Mexican retail sector has been fragmented, with consumers served by a number of formats, including traditional formats like independent grocery stores and food specialists, modern formats like supermarkets, department stores and hypermarkets, as well as informal outlets like street vendors and markets. Hypermarkets are large stores that include features of both supermarkets and department stores. In recent years, the Mexican retail sector has experienced consolidation and the entry of large international retailers like Wal-Mart Stores Inc., which controls Walmex. We believe that there is considerable potential for growth as the Mexican retail sector continues its process of modernization. We believe that consumer preferences are shifting away from smaller, traditional and informal outlets toward larger, standardized supermarket and hypermarket chains. These chains offer consumers superior value through greater merchandise selection, convenience and better prices through the chains’ greater purchasing power. Additionally, we believe that the recovery of consumers’ purchasing power in Mexico and favorable demographics, which is expected to lead to increased numbers of consumers, should benefit the retail sector in the short and long terms. We believe our business strategy is designed to capitalize on this trend toward larger supermarket and hypermarket chains.

Our chain of family-style restaurants serves a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. Our restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps.85.00, or approximately U.S.$7.61. At December 31, 2004, we had 58 restaurants located in 18 cities in Mexico, concentrated primarily in the Mexico City metropolitan area.

Our Business Strategy

The key elements of our business strategy include the following:

• Controlled growth. Our growth strategy has two principal components:

    continued improvements in same store sales growth through enhanced merchandising techniques, attractive promotions, remodeling of our stores and expansion of selling area; and

    new store openings in areas where we already have a significant presence and in areas with high potential but that are currently underserved by modern retail formats.

Although there are many external market variables that affect the performance of same store sales, we believe our new store formats and low prices will help reduce the impact of factors that are beyond our control. Despite increased competition in certain areas, we believe the Mexican market continues to be underserved, leaving significant room for additional store growth. During 2004, we dedicated a great deal of time and resources in identifying attractive locations for new stores, the benefits of which should begin to be reflected in 2005 as our expansion plan for 2005 includes the opening of 16 new stores as well as the remodeling of ten stores across Mexico. This represents our most aggressive expansion plan since 2000. We expect to derive the required funds primarily from internally generated cash flow. Through this expansion plan, we intend to reinforce our presence in the Mexico City metropolitan area and in the Central Region, capitalizing on our existing presence and strong reputation in those markets. We also intend to expand our operations in other regions.

• Continue with our everyday low price strategy instead of frequent promotions. We adopted a low pricing strategy in 2002 with the principal objective of attracting a more loyal customer base. We believe that our historical strategy of offering promotions and deep discounts from time to time was effective in the historical Mexican macroeconomic environment, which was characterized by high inflation. As the Mexican economy became more stable, consumers became more aware of price differences and started comparing them among different retailers. The introduction by Walmex, our principal competitor, of the "Every Day Low Prices" concept was also well received by consumers. We believe that we have been successful in communicating our competitive prices to our customers, thus increasing customer loyalty as well as our customer base in general.

• Focus on operating margins. We seek to improve our operating margins by:

    streamlining our distribution channels through the use of our new distribution center that services our Comercial Mexicana, Mega, Bodega and Sumesa store formats; and

    continuing to grow our Mega store format, which has higher margins than our other businesses.

Because many of our suppliers offer generic product brand names, we are able to negotiate better terms and conditions with these suppliers than those that we would be able to obtain from suppliers that, due to their popularity and the high demand for their brand of products, have stronger negotiating power. By leveraging our market presence and establishing relationships with new product suppliers, we intend to maintain our low pricing strategy while trying to improve our operating margins. Our distribution centers that service the Comercial Mexicana, Mega, Bodega and Sumesa store formats allow us to negotiate better prices with our suppliers, shorten the distance over which our goods are shipped and achieve efficiency gains in our inventory management and turnover. Of the 16 new stores we intend to open during 2005, seven are Mega formats.

• Focus on differentiation. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We believe that competition based solely on low pricing will ultimately result in decreased margins and low customer loyalty. We intend to attract and retain customers by providing a more enjoyable shopping environment and improving their overall shopping experience through the use of new, modern and exclusive product offerings, innovative promotions and improved marketing techniques. For example, in the summer of 2004, we launched "Beatles week," which attracted customers through several promotions involving Beatles’ music and merchandise. In April 2004, we launched "French week," which consisted of several promotions involving cheese, wine and other French products. Sales in our stores also typically increase during the "Julio Regalado" special promotion occurring each July and during the Christmas season. We have also been a market leader in introducing convenient new services for our customers, like providing them with facilities for the convenient payment of third party services and local taxes. We believe that these marketing strategies have been successful. We expect to continue launching new and innovative promotions to continue to attract customers. Additionally, we try to differentiate ourselves in our product offerings as we offer unique products that are unlikely to be found in our competitors’ selling floor. We believe that we are recognized as a high quality supplier of perishables and will continue to focus on delivering high quality perishable products.

• Increase efficiency. We intend to increase productivity and customer service through investments in information technology and the increased utilization of our new distribution center which opened in August 2003. In recent years, we have made significant investments in computer systems focused primarily on improving inventory efficiency, supply levels and controls. Innovative technologies used by our stores include point of sales systems, a unit inventory control system, data warehouse category management, fiber optic communications networks and electronic communication systems to submit purchase orders to suppliers. We believe that continued upgrading of our systems will allow us to further increase efficiency, reduce expenses and provide the necessary product and sales information to enhance merchandising decisions at each store. We continue to increase the utilization of our distribution centers which has increased our storage capacity and has improved our ability to supply our stores with a more efficient product mix by utilizing a centralized location for distribution. The Costco de Mexico Group joint venture is currently being serviced by a distribution center that is located in the Mexico City metropolitan area.

• Merchandising and market segmentation. Our merchandising and market segmentation strategy emphasizes competition on the basis of price, selection of merchandise, quality of merchandise (in particular perishables) and service. We target specific consumer segments, preferences and demographics by using distinct retail formats, which differ in store size, service level and product range. As Mexican consumer preferences have shifted toward large supermarkets and hypermarkets, we have sought to meet this demand by growing our Mega format. Net sales of the Mega format accounted for approximately 28.8% of our net sales in 2004.

• Location. In opening new stores, we select the type of retail store and offer the merchandise and service mix that we consider most appropriate for each location’s anticipated customer base. We determine a location’s anticipated customer base by analyzing a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. We believe that this analysis allows our new stores to provide better services to our customers and improves our stores’ success rate. From January 1, 2003 through December 31, 2004 we purchased approximately 4.0 million square feet of unimproved land, increasing our land reserve to 8.5 million square feet. We intend to continue to explore the possibility of additional strategic land acquisitions in desirable locations. Decisions with respect to opening new Costco membership warehouses are made by the Costco de Mexico Group joint venture.

Operations

At December 31, 2004, we had 181 stores operating under five retailing formats with a total selling area of approximately 13.5 million square feet. Although we operate nationwide, our stores are concentrated in the two most populated areas of Mexico, the Mexico City metropolitan area and the Central Region. Our stores located in those areas accounted for approximately 75.6% of our total retail floor space at December 31, 2004. At December 31, 2004, we had 58 Restaurantes California located in 18 cities in Mexico, 31 of which were located in the Mexico City metropolitan area.

The percentage breakdown of our total selling area and number of stores by geographic region at December 31, 2004, is set forth in the following table:

At December 31, 2004
	Percentage of Total Selling Area	Number of Stores
Mexico City metropolitan area	39.4%	81
Central region	36.2	61
Northwest region	11.5	17
Northeast region	1.9	3
Southeast region	6.8	11
Southwest region	4.1	8
Total	100.0%	181

The number of restaurants by geographic region at December 31, 2004 is set forth in the following table:

At December 31, 2004
Number of Restaurants
Mexico City metropolitan area	31
Central region	18
Northwest region	2
Northeast region	-
Southeast region	5
Southwest region	2
Total	58

The percentage breakdown of the contribution of our store formats (including the Costco membership warehouses) and our restaurants to total sales is set forth below for each of the three years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2002	2003	2004
Comercial Mexicana	40.0%	36.3%	32.9%
Bodega	14.9	14.4	13.7
Mega	22.6	26.3	28.8
Sumesa	2.3	2.3	2.5
Costco	18.5	18.9	20.1
Restaurantes California	1.5	1.6	1.6
Miscellaneous Income	0.2	0.2	0.3
Total	100.0%	100.0%	100.0%

Except for Sumesas, which offer primarily food items, stores operated by us offer a combination of food and non-food items. Management classifies our store sales into four main product lines. The percentage contribution to total sales of each of these product lines is set forth below for each of the three years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2002	2003	2004
Perishables	26.1%	25.6%	27.7%
Groceries	38.8	40.7	41.2
General Merchandise	24.7	24.1	21.9
Clothing	10.4	9.5	9.2
Total	100.0%	100.0%	100.0%

Our management believes that in recent years Mexican consumers have increasingly preferred stores that offer a combination of the wide variety of food items carried by conventional supermarkets as well as a variety of non-food items, like general merchandise, clothing, household items and home improvement products. In response to this change in consumer preferences, our newer stores offer expanded perishable departments, prepared foods, tortilla presses and bakery goods as well as wider selections of health, beauty and pharmaceutical products.

Retail Store Formats

We carry out our business through five retail store formats: Comercial Mexicana, Bodega, Mega, Sumesa and Costco membership warehouses (through the Costco de Mexico Group joint venture). Through these formats, we are able to target nearly all the population segments in the Mexico City metropolitan area and the other are as which we serve.

In opening new stores, we select the retail store format that offers the merchandise and service mix we consider most appropriate for each location’s anticipated customer base. We determine a location’s anticipated customer base by referring to a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. Decisions with respect to opening new Costco membership warehouses are made by the Costco de Mexico Group joint venture.

We believe in changing the retailing format of our retail stores when appropriate, based on changing demographics and competitive characteristics of the location surrounding an established store. For example, from 2001 to 2004, seven Comercial Mexicana stores were converted into Megas, five Comercial Mexicana stores were converted into Bodegas and one Bodega was converted into a Comercial Mexicana store. In addition, since acquiring the Sumesa chain in 1981, we have converted six Sumesas into other formats. The conversion costs typically ranged from U.S.$2.1 million to U.S.$5.0 million per store, averaging approximately U.S.$3.1 million per store.

While we currently expect to continue using our five retailing formats, we may experiment with additional formats in the future.

Combination Supermarket/General Merchandise Stores

Comercial Mexicana. At December 31, 2004, we operated 66 Comercial Mexicana stores, including 18 in the Mexico City metropolitan area, 29 in the Central Region (including Guadalajara), nine in the northwest region (including Tijuana), one in the northeast region, four in the southeast region and five in the southwest region. Comercial Mexicana stores are targeted at middle and upper-income customers.

Comercial Mexicana stores carry an extensive line of food items and non-food items. Food items include meats, poultry, fish, fresh fruits and vegetables, dairy products, baked goods, frozen goods, canned goods, prepared foods, delicatessen, wines and liquors and imported foods. Non-food items include men’s, women’s and children’s clothing and shoes, paper products, office supplies, books and magazines, health and beauty products, garden supplies, automotive supplies, photographic supplies, electric appliances, sporting goods, toys and gifts and numerous household items. All Comercial Mexicana stores have one or more specialty departments, like a bakery or tortilla press. All Comercial Mexicana stores have pharmacies offering prescription and non-prescription medications. A typical Comercial Mexicana store offers more than 55,000 products.

Most Comercial Mexicana stores are located in neighborhood shopping centers. Comercial Mexicana stores require large parking lots and access to roads to allow customers to drive to the stores.

Comercial Mexicana stores offer, at competitive prices, locally and nationally advertised and distributed brands of merchandise, together with some food items, general merchandise and clothing product lines that are sold under our own private label names. Comercial Mexicana stores incorporate merchandising techniques, like bright lighting, wider-than-usual aisles and store layouts, that are designed to encourage greater spending per customer. All Comercial Mexicana stores are identified by an easily recognizable pelican logo.

A Comercial Mexicana store remodeling generally involves the installation of new services, lighting, decorations, freezers and refrigerators, as well as the replacement of fixtures, painting and necessary repairs and changes in store layout that are intended to make the stores more attractive to customers. At the same time, we upgrade the information technology in our Comercial Mexicana stores to improve operating efficiencies and to allow the introduction of new services. We remodeled three Comercial Mexicana stores in 2002, six in 2003 and five in 2004.

Comercial Mexicana stores generally range in size from approximately 43,000 to 100,000 square feet of selling area, with an average of approximately 68,000 square feet. Comercial Mexicana stores employed 8,581 individuals at December 31, 2004.

Comercial Mexicana stores have experienced a decline in the number of customers in the last three years. We believe this is mainly a result of our conversion of 11 Comercial Mexicana stores into Bodegas or Megas in 2002, 2003 and 2004, thereby reducing the number of Comercial Mexicana stores available for shopping, as well as increased competition in the market. We have developed several strategies in response to these developments, including reorganization of the Comercial Mexicana employee structure, construction of a new distribution center servicing all store formats, including Comercial Mexicana, and the institution of a new pricing strategy of every day low prices instead of one-time promotions and discounts.

Bodega. At December 31, 2004, we operated 32 Bodegas, including 24 in the Mexico City metropolitan area, six in the Central Region, one in the southeast region and one in the southwest region. Bodegas target lower-income customers.

Bodegas are warehouse stores, which offer more than 30,000 products, mainly food items, pharmaceutical items and general merchandise of the type sold in Comercial Mexicana stores but with less selection in terms of brands and sizes of items offered.

Bodegas have lower operating costs as a percentage of sales than Comercial Mexicana stores. Lower operating costs are obtained primarily because Bodegas use less advertising and a lower level of customer service, fewer amenities, less decoration and reduced storage costs because items are stocked on display on the sales floor. In addition, Bodegas have fewer promotions and product introductions. All Bodegas have a tortilla press, a bakery and/or other specialty departments. Because customers who patronize Bodegas generally do not have cars, Bodegas are within walking distance of residential areas or accessible by public transportation. Bodegas also are identified by the same easily recognizable pelican logo as Comercial Mexicana stores.

Bodegas range in size from approximately 24,000 to 65,000 square feet of selling area, with an average of approximately 50,600 square feet. Bodegas employed 3,710 individuals at December 31, 2004.

Mega. Under the Mega format, we currently operate our largest combination stores. As of December 31, 2004, we operated 39 Megas, including 18 in the Mexico City metropolitan area, 13 in the Central Region, four in the northern region and four in the southern region. The Mega format targets a broad range of economic groups.

We introduced the Mega format in 1993 to take advantage of the perceived potential of, and as a competitive response to, the supercenter and hypermarket formats that had begun to appear in Mexico. Prices in Megas are generally lower than those in Comercial Mexicana stores, but not as low as in Bodegas. Megas offer approximately 60,000 products, which is broader than that offered in Comercial Mexicana stores. The different types of merchandise carried by Megas are separated into distinct areas or departments. Each Mega contains a bakery, a pharmacy and other complementary services operated by us, just as in Comercial Mexicana stores. In addition, Megas contain separate specialty retail facilities leased to and operated by third-party tenants, like banks, key makers, jewelry shops, shoe repair shops, photo developers and optical centers. Megas contain a wide center aisle that, in connection with the location of most perishables and groceries at the rear of the store, is intended to draw customers into the store past special advertising displays, as well as past the clothing and general merchandise areas.

Megas generally range in size from 110,000 to 140,000 square feet selling area, with an average of approximately 120,000 square feet. Megas employed 8,069 individuals at December 31, 2004.

In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. We now operate these stores under the Mega format. The purchase price for this acquisition consists of six installment payments. We paid U.S.$15.0 million in 2003, we paid U.S.$20.0 million in 2004 and we paid U.S.$25 million in 2005. We are required to make additional payments of U.S.$20.0 million in each of 2006, 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Key Information—Risk Factors—Risk Factors Related to Our Business—Our Acquisition of Auchan is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

Supermarkets

Sumesa. At December 31, 2004, we had 19 Sumesas in operation. Except for four Sumesas in Cuernavaca, all Sumesas are located in the Mexico City metropolitan area. Sumesas target upper-middle to upper income customers.

Sumesas are designed to serve their surrounding neighborhoods, which are typically densely populated. Sumesas are smaller in size than Comercial Mexicana stores and Bodegas. Developed as neighborhood stand-alone supermarkets, Sumesas emphasize sales of quality groceries and perishables and generally carry more than 8,000 products. Most Sumesas include pharmacies as well as bakeries and tortilla presses.

We intend to remodel all of the existing Sumesas to update their appearance and, to the extent that space at existing locations permits, to include specialty departments.

Sumesas generally range in size from approximately 7,000 to 11,800 square feet of selling area, with an average of approximately 8,600 square feet. Sumesa employed 908 individuals at December 31, 2004. We opened two of the Sumesas in Cuernavaca in 2004.

Membership Warehouse Stores

Costco Membership Warehouses. In June 1991, CCM and Costco formed a joint venture to develop the membership warehouse-style stores that are popular in the United States and Canada. The first Costco membership warehouse was opened in a suburb of Mexico City in February 1992. At December 31, 2004, the Costco de Mexico Group joint venture was operating 25 Costco membership warehouses, six of which were located in the Mexico City metropolitan area, nine were located in the Central Region (including one in Guadalajara), five were located in the northwest region, one was located in the northeast region, three in the southeast region and one in the southwest region.

Costco membership warehouses are self-service warehouse clubs, which offer members low prices on volume purchases of a limited selection of branded and private label products in a wide range of merchandise categories designed to produce rapid inventory turnover and high sales volumes. This rapid inventory turnover, combined with the operating efficiencies achieved by direct volume purchasing from manufacturers and no-frills merchandise displays, enable the Costco de Mexico Group joint venture to operate profitably albeit at lower gross margins than traditional wholesalers, retailers or supermarkets. Costco membership warehouses carry a selection of approximately 3,500 local and imported items, together with general merchandise products, offering a limited selection in each product line and are generally located in easily accessible locations. All of the Costco membership warehouses offer bakeries and a selection of high quality meats and other perishables.

Although membership is available to the general public, typically only businesses and professionals purchase memberships due to the related costs. A primary membership, including two affiliate memberships, currently costs Ps.350.0 (approximately U.S.$31.16) per year and each additional affiliate membership costs Ps.100.0 (approximately U.S.$8.90) per year. Costco membership warehouses seek to meet the needs of business customers who might otherwise pay a premium for small purchases or who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members often combine personal shopping with their business purchases. In 2004, 72% of our existing memberships were renewed for an additional year. Membership income in 2004 accounted for 1.6% of net sales.

Costco membership warehouses range in size from approximately 90,000 to 120,000 square feet of selling area, with an average of 100,000 square feet, and are designed with minimal amenities and decorations. Floor plans are designed for economical and efficient use of space and inventory control. Members push flatbed carts or large basket-style shopping carts through the warehouses, selecting products for their business or personal use, or for resale. Merchandise is generally offered in case, carton, or multiple-pack quantities or in single, jumbo-sized packages, and is displayed and stored in packing cartons on pallets and steel racks separated by extra-wide aisles. The standard no-frills facility design, direct manufacturer purchasing and rapid inventory turnover, combined with extensive cost controls and low mark-ups, result in substantial savings to the customer as compared to most other traditional sources of merchandise. Costco membership warehouses employed 7,075 individuals at December 31, 2004.

The joint venture is governed by a board of directors consisting of six members, three of whom are appointed by us (including the chairman of the board of the joint venture) and three of whom are appointed by Costco. The Costco de Mexico Group joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between us, Costco and the Costco de Mexico Group joint venture. The management agreements may be terminated by either Costco or the Costco de Mexico Group joint venture at any time, and any termination initiated by the joint venture must be approved by a majority (at least four directors consisting of two representatives of each of CCM and Costco) of its board of directors. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including certain revisions to the joint venture business plan, obligations or acquisitions of real estate or certain other fixed assets not otherwise provided for in the business plan, the removal of any of the management personnel appointed by Costco and certain transfers of ownership interests in the joint venture. In addition, a unanimous vote of both members of a two-person executive committee consisting of the chief executive officers of Costco and us is required to approve certain obligations not otherwise provided for in the business plan and other significant decisions regarding the joint venture which are not specifically reserved for the board of directors.

The funding requirements of the joint venture are shared by Costco and us, as determined from time to time by the parties. We and Costco each contributed Ps.223.0 million in 2002, Ps.342.7 million in 2003 and Ps.431.5 million in 2004 to the Costco de Mexico Group joint venture. In 2005, we and Costco each agreed to contribute U.S.$15.0 million to the Costco de Mexico Group joint venture. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party’s interest at fair market value. The joint venture agreement contains limitations on competition in the membership warehouse format by Costco and us. The joint venture has a duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, or (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party’s interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain a guarantee as required by the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the majority of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, or (vi) is insolvent or bankrupt.

Marketing

We seek to attract customers to our stores by emphasizing customer service; offering a wide selection of private label goods; facilitating purchases by customers through our "captive" credit card issued by Banamex, which extends and assumes all of the credit and credit risk under these cards; vouchers for payment; and a lay-away system under which customers can purchase general merchandise by agreed-upon partial payments. Another marketing initiative includes promotions every Wednesday on fresh fruit and vegetables at Comercial Mexicana, Bodegas and Megas, which has helped make Wednesday one of the busiest days of the week in our stores. We intend to maintain advertising expenditures in 2005 substantially in line with the amount spent in 2004, which was 1.0% of our net sales.

We emphasize customer service by (i) offering the product and service mix that we believe customers find most appealing, (ii) maintaining clean, well-lit stores with attractive, modern decor, (iii) training employees to be courteous and helpful, (iv) changing the mix of products to include a variety of imported goods and (v) in recent years, by offering butcher’s shops, bakeries, pharmacies, tortilla presses and other specialty departments. Many stores have electric carts to enable elderly or disabled individuals to shop without assistance and shopping carts with infant seats to allow parents to shop with young children. The specialty departments, like the butcher’s shops and bakeries, offer products and individual service comparable to those offered in independent specialty stores. In addition, all stores with bar-code scanners have price verifiers located conveniently throughout the stores to allow customers to check the prices on goods. See "—Information Systems."

In recent years, we have begun to emphasize our own private label merchandise, including specialty products prepared by us, including baked goods, tortillas and prepared foods. We currently offer approximately 450 private label products, principally groceries. As of December 31, 2004, we offered over 150 medicines under the "Farmacon" brand name. These medicines fully comply with the Ministry of Health Regulations. In addition, we offer private label men’s, women’s and children’s clothing, household, automotive and gardening products. Each of our private label brands reflects a special image and delivers high quality merchandise at prices lower than brand name products. Sales of private label products as percentage of total store sales were approximately 11.0% in 2002, 12.2% in 2003 and 11.4% in 2004. Our margins on private label products are similar to those on brand name products, although prices on private label products are lower to the consumer.

Our store sales are paid in either cash, through credit cards or with vouchers. We have a captive credit card under the name "Comercial Mexicana." Our captive credit card can be used only for purchases at our stores and restaurants, including Costco membership warehouses. The Comercial Mexicana credit cards are issued by Banamex, which extends and assumes all of the credit and credit risk under these cards. In addition, we offer our customers the option to acquire certain big-ticket items on credit through an instore program known as Credicomer. This program, offered with Banco BBVA-Bancomer S.A., or BBVA-Bancomer, does not require a down payment and may be paid over a period up to 12 months. BBVA-Bancomer extends the credit and assumes all of the credit risk. We receive an amount equal to the purchase price from BBVA-Bancomer by the end of the business day on which the merchandise is purchased. We also offer customers a layaway system under which customers can purchase general merchandise by paying through installments, without interest, with delivery of the merchandise to customers upon full payment of the purchase price. We believe that our relationships and discount arrangements with credit-issuing banks are among the best in the market. The vouchers are issued by us and by certain independent companies, and are generally accepted in all of our stores. Employers distribute vouchers to their employees as a tax-advantaged part of the employee’s compensation. The vouchers issued by us are sold at a discount to third-party employers and are, in effect, prepaid sales. The vouchers issued by independent companies are honored by us and then collected and presented (usually between one and seven days) to the issuing company for payment. Our "Thirteen Month Interest-Free" promotion offers customers 13 months of interest-free credit for certain large purchases when they use participating credit cards. The cost of the program is shared between us and the supplier.

As part of our marketing strategy, we promote our stores and the merchandising and services which they offer. Our advertising strategy and campaigns focus on communicating the image of our stores, particularly Comercial Mexicana stores, as being newer, cleaner stores, that offer superior customer service. In addition, we use advertising to publicize the merchandise carried in our stores. We use third-party advertising agencies to formulate and implement our advertising campaigns. The single largest advertising medium used by us is radio, but we also advertise on television and promotional flyers, as well as in our stores at the point of sale. We employ cooperative advertising with suppliers and suppliers participate in special programs with us, particularly in connection with new store openings. Each July, Comercial Mexicana and Mega stores run the "Julio Regalado" special promotion to increase sales for that month.

In February 2005, we launched a new advertising campaign focusing on the experience of shopping at Comercial Mexicana stores. This campaign is running concurrently with our continuing "Low Price" marketing strategy.

The Costco de Mexico Group joint venture does not generally use media advertising, except newspaper announcements of new Costco membership warehouse openings. When a new warehouse is opened, the Costco de Mexico Group joint venture’s marketing efforts include canvassing businesses in the area by marketing teams and direct mailings to potential members in the area.

Distribution

We opened a new distribution center in the Mexico City metropolitan area in August 2003. The distribution center has a storage capacity of 538,195 square feet. The distribution center allows us to negotiate better prices with suppliers, who can deliver their products in one centralized location rather than in several different locations. The Costco membership warehouses are not served by this distribution center. We distribute approximately 40% of all our products (excluding Costco membership warehouse products) from this distribution center.

We also currently operate a 377,000 square feet distribution center in the Mexico City metropolitan area for perishable items, which we plan to replace when we open a new distribution center. The site for this new distribution center has been acquired and we expect construction to start in 2006. We currently distribute from this existing center, and intend to distribute from the new distribution center, approximately 20% of all our products (excluding Costco membership warehouse products).

Our suppliers currently distribute 40% of all our products (excluding Costco membership warehouse products) directly to our stores.

The Costco de Mexico Group joint venture operates a 538,000 square feet distribution center in the Mexico City metropolitan area. In the Costco de Mexico Group joint venture, approximately 75% of all the merchandise is supplied from that distribution center.

Information Systems

We have placed special emphasis in recent years on the development of our management information system, particularly a unitary inventory control system that allows us to track sales flow and turnover of specific product lines or items. The unitary inventory control system has been installed in all Comercial Mexicanas, Bodegas, Sumesas and Megas. As a part of this system, these stores are linked through a common computer network that facilitates the flow of information through communications among the stores and to our management. This system provides us with information that enables us to (i) optimize inventory levels by identifying products with low sales volumes and by maintaining perpetual inventory booking, (ii) minimize shrinkage, (iii) reduce the frequency of out-of-stock products, (iv) allow our buyers to negotiate more effectively with suppliers and (v) otherwise improve operating efficiency. This system is currently being used with substantially all of the suppliers that supply our stores. Related projects have focused on introducing advanced computer technology to the stores particularly at the point of sale, and have included the installation of improved cash registers with bar-code scanner systems and electronic scales, state-of-the-art credit card and debit card approval systems to track sales and reduce the check-out time for customers, and, in the stores, state-of-the-art point of sale computers which provide the customers additional information regarding the items being purchased and the relevant promotions and savings, as well as equipping stores with portable scanners to expedite the process of checking shipments from suppliers and to aid in price audits and taking inventory. Costco membership warehouses are linked, and transmit similar information, by satellite to Costco in San Diego, California and Seattle, Washington. This linkage and transmission, in turn, provide us with information on the operations of Costco membership warehouses.

Capital expenditures for our information systems were Ps.16.9 million in 2002, Ps.67.5 million in 2003 and Ps.67.7 million in 2004.

New Initiatives

Lower Pricing Strategy. Historically, we based our pricing strategy cyclical promotions and discounts offered from time-to-time. This strategy proved successful in a market with high inflation rates. As prices changed often, consumers did not have the opportunity to compare prices among different retailers.

As the result of the decrease in inflation we have moved away from this strategy toward a strategy of offering consistently low prices, retaining only the most popular promotions, including the "Julio Regalado," in order to attract customer traffic. The lower pricing strategy was implemented in August 2002.

When we started with the "low prices" strategy in 2002, we experienced an initial 13.1% decrease in sales and decrease in number of customers and ticket amount per customer, but by 2003 the number of customers had increased by 6.0% and in 2004 the number of customers increased by 2.1%.

Voucher Program with the Government of Mexico City. In the fourth quarter of 2004 we obtained a voucher contract from the Government of Mexico City that ranges from an aggregate of approximately Ps.1,305.0 million to Ps.1,631.0 million not including the related discounts, and serves approximately 310,000 local government employees. The Government of Mexico City uses this voucher program as a form of compensation for its employees by providing them with these vouchers to purchase merchandise. This contract is awarded annually through a competitive bid process. Our bids were successful for contracts in each of 2002, 2003 and 2004. The size of the voucher contract was Ps.1,471 million in 2002, Ps.1,536 million in 2003 and Ps.1,551 million in 2004. The discount to the selling price through the voucher contracts were 22.2% in 2002, 26.6% in 2003 and is 35.7% in 2004. We believe this contract is one of the factors that has contributed to the growth of our customer base. Our experience has been that voucher holders purchase additional full-price items at an average of 10% more than their voucher value. We recognize deferred revenue at the time of the issuance of the voucher. The revenue is recognized when the customer purchases merchandise using the vouchers. As of December 31, 2004, the recognized sales of the 2004 voucher program was Ps.565.0 million.

Acquisition of Auchan’s Mexican Operations. In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. These five stores have an aggregate selling area of approximately 495,139 square feet. We now operate these stores under the Mega format. The purchase price for the acquisition of the corporations consists of six installment payments. We paid U.S.$15.0 million in 2003, we paid U.S.$20.0 million in 2004 and we paid U.S.$25 million in 2005. We are required to make additional payments of U.S.$20.0 million in each of 2006, 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Key Information—Risk Factors—Risk Factors Related to Our Business—Our Acquisition of the Mexican Operations of Auchan Is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

Sinergia. At the end of 2004, three of the main retail companies in México, Gigante, Soriana, and us formed Sinergia, a limited liability company created to improve the purchase procurement for the three companies. Through Sinergia, CCM, Gigante and Soriana negotiate as a group with some of the large common suppliers of our businesses and the businesses of Gigante and Soriana. Currently, a small portion of our total purchases are negotiated through Sinergia. By forming a negotiating group with two other large retailers, we benefit from increased purchasing power as a whole, and corresponding lower cost of goods. See "Key Information—Risk Factors—Risk Factors Related to Mexico—Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures."

Restaurants

At December 31, 2004, we had 58 Restaurantes California located in 18 cities in Mexico, 31 of which were located in the Mexico City metropolitan area. The average seating capacity is 220 seats per restaurant. Restaurantes California focuses on middle- to upper-income customers and tourists.

From 2001 to 2004, we opened 19 Restaurantes California. We intend to open five new Restaurantes California and remodel two additional restaurants during 2005. Our goal is to increase the number of Restaurantes California throughout Mexico.

Restaurantes California are family-style restaurants serving a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. These restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps.85.00 (approximately U.S.$7.61).

Meals at Restaurantes California are prepared fresh when ordered. To differentiate ourselves from our competitors, each Restaurante California also has a buffet and salad bar. We emphasize sales of buffet-style food, and in some stores "super buffets," which generally have higher gross margins. The buffet sales in relation to total restaurant sales were 57.0% in 2002, 56.7% in 2003 and 56.9% in 2004. Restaurantes California is competitive on the basis of their high-quality food and service, cleanliness, attractive architecture and decorations, hand-painted dishes, colorful menus and innovative promotions (like free buffets for children accompanied by adults and the "Birthdays Free" campaign).

Restaurantes California have traditionally been located in commercial areas near Comercial Mexicana stores, but are increasingly being operated on a stand-alone basis. In choosing the sites for Restaurantes California, our real estate professionals consider criteria similar to those used in selecting store sites. Suppliers deliver all products used in the operation of Restaurantes California directly to the restaurants. Restaurantes California generally does not use media advertising. At December 31, 2004, Restaurantes California had 3,050 employees.

Suppliers

We purchase the products frequently carried or used by our stores and restaurants from more than 2,500 suppliers. No single supplier or group of related suppliers accounts for more than 3.9% of the total products purchased by us. We believe that the sources and availability of materials for our retail store and restaurant operations are adequate and will continue to be so for the foreseeable future.

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

We maintain a centralized purchasing department that specializes in perishables, groceries, clothing and other merchandise through four principal groups. One group within the purchasing department is responsible for the stores in our Comercial Mexicana, Mega, Bodega and Sumesa formats. A second group is responsible for purchasing the products required by Restaurantes California. We also have two separate groups of buyers responsible for determining and purchasing the items carried in the Costco membership warehouses. One Costco de Mexico Group joint venture purchasing team is located in Mexico and is responsible for purchasing domestic products. The other Costco de Mexico Group joint venture purchasing team is located in San Diego, California, operating with the support of Costco and is responsible for purchasing products manufactured outside Mexico. The separate groups of buyers allow each group to focus on the needs of the target customers for the stores or restaurants serviced by that group of buyers. These purchasing groups coordinate with one another, sharing information on suppliers and the terms and conditions on products offered by suppliers. The buyers determine which products will be stocked in our stores and restaurants and are responsible for maintaining our relationships with our suppliers and negotiating the prices of all goods stocked in our stores and the products required by our restaurants. The centralized purchasing department orders approximately 80% of the goods in our stores and has secured arrangements with suppliers for the remaining 20% of goods.

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

At the end of 2004, three of the main retail companies in Mexico, Gigante, Soriana, and us formed Sinergia de Autoservicios, S. de R.L. de C.V., or Sinergia, a limited liability company created to improve the purchase procurement for the three companies. Through Sinergia, CCM, Gigante and Soriana negotiate as a group with some of the large common suppliers of our businesses and the businesses of Gigante and Soriana. Currently, approximately 15% of our total purchases are negotiated through Sinergia. By forming a negotiating group with two other large retailers, we benefit from increased purchasing power as a whole, and corresponding lower cost of goods.

In 2002, 2003 and 2004 approximately 17.0% of our sales from stores consisted of products imported from outside of Mexico. In addition, we sell certain imported products, which we acquire from multinational corporations, distributors and wholesalers in Mexico, at prices denominated in Pesos.

Competition

The retail industry in Mexico is highly competitive and is characterized by high inventory turnover and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. Advertising and promotional expenses that are necessary to maintain our competitive position in our major markets affect margins at our stores. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. The principal basis of our competition with our competitors has largely been based on offering the low prices, as customers shop where the lowest price is offered. We compete with numerous local companies, regional and national supermarket and self-service store chains, including Walmex, Soriana, Chedraui (which recently acquired 29 Carrefour stores) and Gigante, as well as small family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain major U.S. and international retailers have established joint ventures with Mexican companies or have acquired the majority of shares to control businesses which compete with our stores (for example, Wal-Mart controls Walmex). Walmex currently has the highest market share in Mexico based on net sales. The Costco membership warehouses compete with Sam’s Club, a self-service warehouse owned by Walmex, and our hypermarkets and other stores face competition from Soriana, Chedraui and Gigante and other U.S. and international retailers. Additional U.S. and international retailers may enter the market in Mexico in the future either through joint ventures or directly. In addition, certain of our stores, which are located in the same shopping areas, compete with each other. We believe that our principal competitive factors for our stores are location, price, cleanliness, promotion, customer service and quality of merchandise. See "Key Information—Risk Factors—Risk Factors Related to Our Business—We Participate in a Very Competitive Market and Increased Competition May Adversely Affect Our Business."

In 2004, we were one of the largest retail companies in Mexico as measured by net sales. By the same measure, Walmex is the largest retail company in Mexico. We have a significant presence in the Mexico City metropolitan area and the Central Region, where approximately 75.6% of the selling area of our stores was located as of December 31, 2004.

The restaurant business in Mexico is also highly competitive. Restaurantes California compete with numerous regional and national fast-food restaurant chains, local restaurants and prepared food establishments and street markets. In addition, certain U.S. fast-food restaurant chains, including McDonalds, Burger King, Kentucky Fried Chicken, Dominos Pizza and Pizza Hut, have opened restaurants in Mexico. We believe that Restaurantes California compete on the basis of high-quality food, fast service, cleanliness, attractive architecture and decoration and innovative promotion.

Government Regulation

Aspects of the retail restaurant business, including our Restaurantes California operations, are subject to regulation directly or indirectly by various Mexican federal, state and local governmental agencies. The most significant of these agencies are the Secretaria de Economia, or the Ministry of Economy, and the Secretaria de Salud, or Ministry of Health, of Mexico.

The Ministry of Economy regulates the prices at which we can sell some medicines. The Ministry of Economy also verifies that all imported products have a label in Spanish specifying the products origin and ingredients and the company importing the product. Although there are no price controls currently in effect in Mexico, in the past the Mexican government has enacted price controls that cover products that we sell. There is no assurance that price controls may not be imposed by the Mexican government in the future.

The Ministry of Health establishes minimum standards for cleanliness of our stores and restaurants. We believe that we are in compliance in all material respects with the regulations of the Ministry of Economy and that our operations meet or exceed all requirements imposed by the Ministry of Health.

Our expansion plan depends upon obtaining the licenses, permits and zoning approvals necessary to build on and develop the sites for our stores and restaurants. We also maintain licenses, such as licenses to sell liquor, which are granted by governmental agencies and which we consider important to our business.

Our compliance with Mexican federal, state and local provisions that regulate the discharge of materials into the environment has not had and is not expected to have a material effect upon our capital expenditures, earnings or competitive position.

Trademarks

We own and use various trademarks in our business, the most important being "Comercial Mexicana," "Sumesa," "Mega Comercial Mexicana," "Restaurantes California," and the pelican symbol identified with our stores. In addition, the Costco de Mexico Group joint venture has a license from Costco to use in Mexico the "Costco" service mark. We actively protect our intellectual property rights.

Organizational Structure

Following is a list of our significant subsidiaries, all of which are incorporated in Mexico:

	Activity as of December 31, 2004	Percentage Ownership as of December 31, 2004(1)
Subsidiary holding companies:
Tiendas Comercial Mexicana, S.A. de C.V..	Operates a chain of 137 stores	100%
Tiendas Sumesa, S.A. de C.V.	Operates a chain of 19 stores.	100%
Restaurantes California, S.A. de C.V.	Operates a chain of 58 restaurants.	100%
Costco de Mexico, S.A. de C.V.	Operates a chain of 25 membership warehouses.	50%
Real estate subsidiaries	Operate as a real estate group.	100%
Distribution companies.	Operate our distribution facilities.	100%
Subsidiary service companies.	Operate as a services group.	100%
______________

(1) Percentage ownership directly by CCM or by CCM and other subsidiaries of CCM.

Our investment in the Costco de Mexico Group joint venture meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, we report under the proportionate consolidation method.

Property, Plant and Equipment

Our properties primarily consist of different store formats, restaurants and distribution centers, most of which are located in the Mexico City metropolitan area. In addition, as of December 31, 2004, we had approximately 8.5 million square feet in land reserve. Our principal executive offices are located in the Mexico City metropolitan area.

We opened a new distribution center in the Mexico City metropolitan area in August 2003. The distribution center has a storage capacity of 538,195 square feet. The distribution center allows us to negotiate better prices with suppliers, who can place their products in one centralized location rather than in several different locations.

We also currently operate a 377,000 square feet distribution center in the Mexico City metropolitan area for perishable items, which we plan to replace when we open a new distribution center. The site for this new distribution center has been acquired and we expect construction to start in 2006.

The Costco de Mexico Group joint venture operates a 538,000 square feet distribution center in the Mexico City metropolitan area.

We own, develop and lease real estate to support our operations and expansion plans. We continuously study potential new locations and make decisions regarding new stores and restaurant locations based on, among other things, the location’s population, income demographics, traffic, public transportation, access to streets, zoning and other services and facilities. The Costco de Mexico Group joint venture uses similar criteria to select suitable real estate for its operations.

At December 31, 2004, we owned approximately 76.2% of the land on which our stores are located, and we own the land on which 39 of the 58 Restaurantes California are located. Substantially all of the remaining land on which our stores and restaurants are located is leased from independent third parties. Leases have a 15 year term on average, with one or more options to extend or renew. Approximately 85% of our stores and restaurants that lease land (representing 27% of our total stores and restaurants) have leases which will expire between 2005 and 2010. The lease agreements for the stores and restaurants generally provide for rent payments calculated as a percentage of monthly net sales, ranging from 1.5% to 3.25% for stores and from 5% to 9% for restaurants, with a minimum guaranteed rental.

The following table sets forth our owned and rented retail space by total selling area, selling area as percentage of total area and number of our stores at December 31, 2004.

	At December 31, 2004
	Total Selling Area (in sq. ft.)(1)	Percentage Total Selling Area	Number of Stores
Owned properties	10,323,065	76.2%	123
Leased properties	3,228,276	23.8	58
Total	13,551,341	100.0%	181
______________

(1) Assuming the five stores acquired from Auchan in 2003 are leased properties. Had these five stores been treated as owned, the total selling area for owned properties would have been 11,079,650 sq.ft. (81.8% of the total selling area) and the total selling area for leased properties would have been 2,471,691 sq.ft. (18.2% of the total selling area).

The following table sets forth our owned and leased retail space by store format, number of stores and total area at December 31, 2004.

	At December 31, 2004
Store Format	Owned	Leased	Total	Total Selling Area
Comercial Mexicana	42	24	66	4,380,778
Bodega	21	11	32	1,881,465
Mega(1)	31	8	39	4,267,316
Sumesa	5	14	19	188,917
Costco	24	1	25	2,832,865
______________

(1) Assuming the five stores acquired from Auchan in 2003 are leased properties.

Our real estate subsidiaries have also engaged in the development of shopping centers in which Comercial Mexicana stores have participated as anchor tenants, with the remaining space being leased to third parties. Currently we have over 1,743 commercial tenants, with approximately 1,400,000 square feet under lease, from which we receive income.

Capital expenditures reflect our strategy of growth through expansion and acquisition as well as our emphasis on self-development and ownership of real estate, and on improvements in logistics and technology. We believe that continued capital spending in technology, focusing on store operations, logistics, manufacturing procurement, category management, merchandising and buying practices, should reduce merchandising costs as a percent of sales. During 2005, we expect capital spending to be approximately Ps.2,688.0 million. We intend to use primarily cash flow from operations to finance capital expenditure requirements.

We have a land reserve of unimproved land for future development of approximately 8.5 million square feet in the Mexico City metropolitan area and in the Central Region, and other cities in Mexico, which management expects will be sufficient for substantially all of our expansion plans for 2005 and 2006 whether or not economic conditions in Mexico continue to improve. Because it is increasingly difficult to locate larger plots of land suitable for store sites within Mexico City, we are increasingly considering acquiring land outside of Mexico City, primarily in the suburbs of Mexico City and in the Central Region.

Insurance

We maintain all risk and first loss insurance policies (including insurance for losses resulting from hurricanes and earthquakes) and business interruption insurance with an insurance value up to Ps.28.8 billion (calculated on the basis of the maximum foreseeable loss) with a maximum per claim of Ps.1.8 billion (calculated on the basis of the maximum foreseeable loss) per location, and a limit up to Ps.8.1 billion per event. The fixed assets at each of our locations are covered on a replacement cost of market value basis. We also maintain a transit insurance policy that protects against loss for shipment up to Ps.88.5 million per shipment. We maintain comprehensive liability insurance policies with an insured limit of up to Ps.300.0 million per event per location.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with our audited year-end financial statements and the accompanying notes appearing elsewhere in this annual report.

This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in "Key Information—Risk Factors." In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under "Key Information—Risk Factors" before evaluating us and our business. See "Key Information—Forward-Looking Statements."

Our financial statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 17 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2002, 2003 and 2004 and stockholders’ equity as of December 31, 2003 and 2004. Any reconciliation to U.S. GAAP may reveal significant differences between our stockholders’ equity, net income and other items as reported under Mexican GAAP and U.S. GAAP. See "Key Information—Risk Factors—Risk Factors Related to Mexico—Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information."

Overview

Our operations are conducted entirely in Mexico. Consequently, our historical financial results have been, and our financial results are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Mexico. This is particularly the case in the Mexico City metropolitan area and in the Central Region, where we derived approximately 79.3% of our net sales for the year ended December 31, 2004.

Historically, the results of Mexican retailers have been closely correlated with changes in Mexican GDP. Over the last five years, Mexican GDP has increased at an average annual rate of 2.0%, while Mexico has experienced low inflation rates and a stable macroeconomic environment. This growth and stability has resulted in an expansion in domestic consumption, which has benefited retail businesses. In recent years, however, as competition has increased, results of operations for retailers like us have also increasingly been affected by competition. Competitive pressures may decrease our sales, as consumers migrate to our competitor’s stores, and reduce our margins, as we reduce prices to maintain market share. See "Key Information—Risk Factors—Risk Factors Related to Our Business—We Participate in a Very Competitive Market and Increased Competition May Adversely Affect Our Business."

We maintain our financial records in Pesos. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting method that is mandatory for all companies reporting under Mexican GAAP. Under Bulletin B-10, all financial information is presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. The presentation of financial information in constant Pesos is intended to recognize certain effects of inflation on the financial statements and to permit comparisons between comparable periods in comparable monetary units. The result of this adjustment is that growth rates between periods are stated in "real" terms, eliminating the general effects of inflation. Except where otherwise indicated, financial data for all periods in the financial statements and throughout this annual report have been restated in constant Pesos with purchasing power as of December 31, 2004. See Note 3 to our financial statements.

Under Mexican GAAP, inventories are stated at cost using the retail method, which, because of our rapid inventory turnover, approximates replacement cost. The cost of sales is restated using methods that recognize the replacement cost of merchandise at the time of sale. Bulletin B-10 requires us to restate non-monetary assets at current replacement cost, to restate non-monetary liabilities using the NCPI and to restate the components of stockholders’ equity using the NCPI.

In accordance with Bulletin B-10, we are required to report, as a gain or loss on our net monetary position, the effects of inflation on our monetary assets and liabilities. This net amount reflects the gain or loss arising from holding net monetary liabilities or assets in an inflationary period because over time a monetary liability can be settled for units of less purchasing power whereas a monetary asset decreases in value in real terms. Our operations generate monetary assets (primarily in the form of cash and temporary investments and general accounts and notes receivables) while our trade and accounts payable and borrowings constitute monetary liabilities.

Under Bulletin A-8, "Supplementary Application of International Accounting Standards," Mexican companies are required to refer to International Accounting Standards, or IASs, for guidance in determining accounting requirements when an accounting principle has not been formally promulgated in Mexico. No accounting principle has been formally promulgated in Mexico regarding the accounting and reporting for interests in joint ventures. Accordingly, we follow the provisions of IAS 31, "Financial Reporting for Interests in Joint Ventures," which requires that companies report joint ventures using the "proportionate consolidation," or pro rata method. As a result, we consolidate on a pro rata basis 50% (equivalent to our interest in the joint venture) of the assets, liabilities, income and expenses of the Costco de Mexico Group joint venture. Under U.S. GAAP, we are not permitted to consolidate or use the proportionate method of accounting to report the balances and results of this joint venture. See Note 17 to our financial statements. Unless otherwise indicated, the discussion and financial data below reflects only 50% of those operations.

In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. These five stores have an aggregate selling area of approximately 495,139 square feet. We currently operate these stores under the Mega format. The purchase price for the acquisition of the corporations consists of six installment payments. In 2003 we paid U.S.$15.0 million, in 2004 we paid U.S.$20.0 million and in 2005 we paid U.S.$25 million. We are required to make additional payments of U.S.$20.0 million in each of 2006, 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Key Information—Risk Factors—Risk Factors Related to Our Business—Our Acquisition of the Mexican Operations of Auchan Is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

As used herein, the term "same store sales" reflects the sales of our stores operating throughout the same months of both financial periods compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2003 and operated throughout the last six months of 2003, (1) our "same store sales" data would include the sales of that store for the last six months of 2003 and the last six months of 2004 and (2) we would account for the sales of the new store during the first six months of 2004 as sales from a newly opened store. Our calculations of same store sales data may differ from same store sales calculations of other retailers.

In computing sales per retail square foot for a period, we divide total store sales for the full period by the aggregate retail square footage at the end of such period. Accordingly, stores that are opened for less than the full period have the effect of decreasing store sales per retail square foot, and stores that are closed prior to the end of the full period have the opposite effect. Similarly, in computing average annual sales per store, we divide total store sales for the full period by the number of stores at the end of the period, and in computing sales per operating employee, we divide total stores sales for the full period by the number of operating employees at the end of the period.

As used herein, the term "operating employees" includes all employees at our stores and distribution centers, other than administrative employees and employees of our restaurants.

As used herein, the terms "retail square footage" or "selling space" mean the square footage of space in our stores from the cash registers (including accompanying displays) to the back of our stores (excluding any warehouse space).

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

• the percentage that the Mexican Peso devalued or appreciated against the U.S. Dollar;

• the Mexican inflation rate;

• the U.S. inflation rate;

• the percentage that Mexican GDP changed as compared to the prior period; and

• the percentage change in the Mexican retail sector as compared to the prior period.
	Year ended December 31,
	2002	2003	2004
Devaluation (appreciation) of the Mexican Peso as compared to the U.S. Dollar (1)	13.50%	8.00%	(0.70%)
Mexican inflation rate (2)	5.7	4	5.2
U.S. inflation rate	2.4	1.9	3.3
Increase in Mexican GDP (3)	0.9	1.3	4.4
(Decrease) increase in the Mexican retail sector (4)	(3.6)	1.1	3.5
______________

(1) Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.10,395 per U.S. Dollar as of December 31, 2002, Ps.11.232 per U.S. Dollar as of December 31, 2003 and Ps.11.151 per U.S. Dollar as of December 31, 2004.

(2) Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows: 102.9 in 2002, 106.9 in 2003 and 112.5 in 2004.

(3) As reported by the Instituto Nacional de Estadistica, Geografia e Informática, or INEGI, and, in the case of GDP information for 2002, 2003 and 2004, as estimated by INEGI.

(4) As reported by the Mexican National Association of Self-service and Department Stores, or ANTAD.

The general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have adversely affected, and may in the future adversely affect, our financial conditions and results of operations. Inflation also affects consumer demand, our ability to raise prices, supplier prices, employment rates, competitive factors and consumer purchasing power. In addition to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms. See "Key Information—Risk Factors—Risk Factors Related to Mexico."

Seasonality

Our retail business reflects seasonal patterns of consumer spending and our total net sales and operating results vary from quarter to quarter. We have historically incurred a difference in percentage of our overall net sales in the third quarter in connection with the "Julio Regalado" promotion and in the fourth quarter in connection with the Christmas holiday season. Any significant reduction in the third or fourth quarter revenue could adversely affect our business, financial condition and results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with Mexican GAAP, which requires management to make certain estimates and subjective judgments or decisions. We base our estimates, judgments and decisions on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, management reviews our accounting policies and how they are applied and disclosed in our consolidated financial statements. We continually evaluate the information used to make these estimates as our business and the economic environment change.

While we believe that the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with Mexican GAAP, actual results could differ from our estimates, and such differences could be material.

We believe that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. Our management has discussed the development and selection of our critical accounting policies with the audit committee of our board of directors and the audit committee has reviewed our disclosures relating to them.

Inventories

Inventories are valued under the retail inventory method, or RIM. Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. The use of RIM results in an inventory valuation at the lower of cost or market when markdowns deemed to be a permanent change in value are taken separately as a reduction of the retail value of inventories.

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-ups and markdowns, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. To reduce the potential for variances in the valuation of inventory, our RIM utilizes four different categories (Groceries, General Merchandise, Clothing and Perishables) divided into several sections or departments in which similar classes of merchandise inventories are valued under the same standards. Historically, we have rarely experienced significant variances in the valuation of inventory. However, future changes in circumstances and inappropriate management’s estimations could cause our inventory to be inappropriately valuated and as a consequence, the possible variances would have to be charged against the cost of sales.

In addition, we estimate shrinkage inventory that may be caused by employee theft, shoplifting, breakage, spoilage, possible errors in recordkeeping and unrecorded markdowns as a percentage of net sales. We periodically evaluate our provisions for shrinkage and adjust it based on historical amounts. Shrinkage can vary significantly between stores and merchandising departments and we may adjust the shrinkage estimates as circumstances change.

Revenue recognition

Our principle source of income is derived from sales to customers. Revenue from product sales is recognized at the point of sale, except for layaway transactions, which are recognized when the customer makes full payment and takes possession of the merchandise in question. Defective merchandise returned by customers is either returned to the supplier or is destroyed and reimbursement is sought from the supplier, which, in most cases, accepts our reimbursement claim.

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

Property, equipment and leasehold improvement

Property, equipment and leasehold improvement are stated at cost, less accumulated depreciation, and actualized by applying factors derived from the NCPI to historical costs. Depreciation of buildings, equipment, and other depreciable assets is primarily determined using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Gains and losses on retirements are included in income as they occur.

Property, equipment and leasehold improvement are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate discounted future net cash flows to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

The key factors for property, equipment and leasehold improvement policy are the estimation of the useful lives of our various asset types, the election to primarily utilize the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and management’s determination regarding impairment of any asset or group of assets. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets results in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, equipment and leasehold improvement will vary significantly depending on the method elected. Our management believes that the straight-line method results in the most accurate recognition of periodic depreciation expense for all of our assets. Our management’s evaluation of whether an expenditure related to property, equipment and leasehold improvement substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense also can significantly affect results of operations for a given period as well as our financial position. Our management has also evaluated any asset or group of assets for which potential impairment might exist and has determined that there are none requiring an impairment write-down as of December 31, 2004. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process might indicate an impairment exists, the appropriate asset’s carrying values would be written down to fair value and the amount of the write-down would be charged against the results of continuing operations.

Accounting for income taxes

In the preparation of our consolidated financial statements we are required to estimate our expected income taxes. This process involves an estimation of our actual current tax and an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include a charge against the tax provision in the statement of operations.

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

Results of Operations

General

The following table sets forth consolidated income statement data for the years ended December 31, 2002, 2003 and 2004 as presented in our audited year end financial statements, expressed as a percentage of consolidated net sales.

	Year Ended December 31,
	2002	2003	2004
Net sales	100%	100%	100%
Cost of sales	(80.4)	(80.0)	(79.8)
Gross profit	19.6	20.0	20.2
Selling, general and administrative expenses:
Selling	(14.5)	(13.8)	(13.6)
Administrative	(2.2)	(2.2)	(1.9)
Total selling, general and administrative expenses	(16.7)	(16.0)	(15.5)
Operating income	2.9	4.0	4.7
Integral result of financing:
Interest expense	(0.7)	(0.9)	(0.8)
Gain (loss) from forward agreements	0.2	-	0.2
Interest income	0.1	0.1	0.2
Loss from repurchase of notes	-	(0.1)	-
Foreign exchange loss, net	(0.7)	(0.3)	-
Gain from monetary position	1.0	0.7	0.8
Total integral results of financing	(0.2)	(0.5)	0.4
Other income (expense), net	-	0.2	(0.1)
Provisions for income taxes and employee statutory profit sharing	(0.2)	(0.7)	(0.5)
Income before minority interest	2.5	3.0	4.6
Minority interest	-	-	-
Net income	2.5%	3.0%	4.6%
______________

Segment Disclosures

Our business is operated in three segments: (1) the CM Group, which comprises our core business and includes the Comercial Mexicana and Bodega supermarkets and Mega hypermarkets, (2) the Costco de Mexico Group, which consists of our 50% interest in the joint venture with Costco and (3) the Other Group, which includes our Sumesa stores and Restaurantes California. Operating decisions are made separately for the Costco de Mexico Group. Under Mexican GAAP, segment disclosure must be made in respect of net sales, depreciation and amortization, net income and certain balance sheet items. Information about our segments is provided below.

As of and for the year ended December 31, 2004	CM Group	Costco de Mexico Group(1)	Other Group	Total
	(Thousands of constant Pesos as of December 31, 2004)
Net sales	Ps. 28,474,745	Ps. 7,566,457	Ps. 1,548,172	Ps. 37,589,374
Cost of sales	22,485,601	6,552,931	942,899	29,981,431
Gross profit	5,989,144	1,013,526	605,273	7,607,943
Selling, general and administrative expenses	4,588,256	722,476	527,733	5,838,465
Operating income	1,400,888	291,050	77,540	1,769,478
Integral results of financing	(149,722)	(22,964)	(3,365)	(176,051)
Income taxes(2)	167,115	22,470	11,449	201,034
Net income	1,389,144	284,039	44,417	1,717,600
Property, equipment and leasehold improvements	Ps. 15,677,993	Ps. 2,829,404	Ps. 639,501	Ps. 19,146,898
Liabilities	6,146,333	933,694	121,069	7,201,096
Capital expenditures	1,512,136	440,362	83,244	2,035,742

As of and for the year ended December 31, 2003	CM Group	Costco de Mexico Group(1)	Other Group	Total
	(Thousands of constant Pesos as of December 31, 2004)
Net sales	Ps. 28,414,771	Ps. 6,952,051	Ps. 1,411,654	Ps. 36,778,476
Cost of sales	22,486,862	6,076,359	852,147	29,415,368
Gross profit	5,927,909	875,692	559,507	7,363,108
Selling, general and administrative expenses	4,738,840	654,719	491,217	5,884,776
Operating income	1,189,069	220,973	68,290	1,478,332
Integral results of financing	239,654	-38,794	-4,662	196,198
Income taxes(2)	202,763	32,783	17,515	253,061
Net income	804,074	236,041	45,916	1,086,031
Property, equipment and leasehold improvements	Ps. 14,730,849	Ps. 2,502,275	Ps. 596,723	Ps. 17,829,847
Liabilities	5,432,238	954,181	86,119	6,472,538
Capital expenditures	1,215,097	342,760	57,893	1,615,750

As of and for the year ended December 31, 2002	CM Group	Costco de Mexico Group(1)	Other Group	Total
	(Thousands of constant Pesos as of December 31, 2004)
Net sales	Ps. 27,224,790	Ps. 6,489,786	Ps. 1,340,861	Ps. 35,055,437
Cost of sales	21,683,169	5,686,212	809,779	28,179,160
Gross profit	5,541,621	803,574	531,082	6,876,277
Selling, general and administrative expenses	4,776,863	616,342	477,154	5,870,359
Operating income	764,758	187,232	53,928	1,005,918
Integral results of financing	124,114	(52,744)	(6,745)	64,624
Income taxes(2)	4,433	77,953	(6,231)	76,155
Net income	637,726	166,374	58,596	862,696
Property, equipment and leasehold improvements	Ps. 14,348,363	Ps. 2,359,670	Ps. 562,148	Ps. 17,270,181
Liabilities	5,214,123	847,983	116,721	6,178,827
Capital expenditures	511,869	223,145	76,940	811,954

(1) Reflects only 50% of the operations of the Costco de Mexico Group joint venture since we consolidate our 50% investment in the joint venture under the proportionate consolidation method of accounting.

(2) Amounts include current and deferred income tax, asset tax and employee’s profit sharing.

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with our audited year end consolidated financial statements and the related notes appearing elsewhere in this annual report. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in certain key items in those financial statements from year to year, the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business so that you may better understand how those segments and their results affect the financial condition and results of operations of our company as a whole.

Comparison of fiscal years ended December 31, 2004 and December 31, 2003

Overview

We had 181 stores and 58 restaurants at the end of 2004 and 175 stores and 59 restaurants at the end of 2003. In 2004, we opened four Megas, two Costco membership warehouses, two Sumesas and two Restaurantes California. During 2004, we closed one Bodega, one Mega and three Restaurantes California. In 2003, we opened six Megas, two new Costco membership warehouses and four Restaurantes California. During 2003, we closed one Comercial Mexicana and two Bodegas. Retail sales area increased 3.9% to 13,551,320 square feet at the end of 2004 from 13,037,452 square feet at the end of 2003, after having increased 7.8% from 12,097,806 square feet at the end of 2002.

Net Sales

Our consolidated net sales increased 2.2% to Ps.37,589.4 million for 2004 from Ps.36,778.5 million for 2003, primarily due to an increase in net sales in the Costco de Mexico Group. Consolidated same store sales decreased 0.1% in 2004 as compared to 2003. Of our consolidated net sales for 2004, 75.8% were attributable to the operations of the CM Group, 20.1% were attributable to the operations of the Costco de Mexico Group and 4.1% were attributable to the operations of the Other Group.

CM Group

Net sales for the CM Group increased 0.2% to Ps.28,474.7 million in 2004 from Ps.28,414.7 million in 2003. This increase reflected Ps.476.8 million in additional sales from a full year of operations for six Megas that opened in 2003 and Ps.268.9 million in sales derived from the four Megas opened in 2004. This increase was offset by the closure of one Mega and one Bodega in 2004 which contributed an additional Ps.453.9 million in sales in 2003 as compared to 2004, a decrease of Ps.201.3 million in same store sales, a decrease of Ps.23.2 million in the sales of six Comercial Mexicanas and one Mega that were being remodeled during 2004, and a decrease of Ps.7.4 million in other income in 2004 as compared to 2003. Same store sales decreased 0.7% for 2004 compared to 2003 primarily as a result of the adverse impact on customer traffic resulting from a public works project on a major highway in front of our highest revenue producing Mega.

Net sales per retail square foot for the CM Group decreased 1.8% to Ps.2,704.3 per retail square foot in 2004 from Ps.2,752.8 per retail square foot in 2003 as a result of the opening of stores in 2004 which had the effect of adding new floor space without contributing to a full year of sales. Net sales per operating employee increased 4.4% to Ps.1,398.6 thousand in 2004 from Ps.1,339.4 thousand per operating employee in 2003 primarily as a result of a reduction in employees at the store level due to improvements in our distribution process, which was partially offset by new personnel hired in conjunction with the opening of new stores.

Net sales for the CM Group also include other income which consists of rental income from commercial properties leased to third parties in shopping centers where one of our stores is an anchor tenant. Other income was Ps.57.9 million in 2004 and Ps.65.3 million in 2003. Other income as a percentage of net sales for the CM Group was 0.2% in both years.

Costco de Mexico Group

Net sales for the Costco de Mexico Group increased 8.8% to Ps.7,566.5 million in 2004 from Ps.6,952.1 million in 2003. This increase was primarily due to Ps.344.7 million in additional sales from a full year of operations for the two Costco membership warehouses that opened in 2003, Ps.167.3 million in sales derived from two new Costco membership warehouses opened in 2004, a Ps.93.0 million increase in same store sales and an increase of Ps.9.4 million in revenue from membership fees. Same store sales increased 1.4% in 2004 compared to 2003 as a result of the maturing of stores opened during the pervious year.

Net sales per retail square foot for the Costco de Mexico Group (based on 100% of Costco de Mexico Group’s net sales) decreased 1.9% to Ps.5,341.9 per retail square foot in 2004 from Ps.5,447.4 in 2003, primarily as a result of Costco membership warehouses opening at the end of 2004, which had the effect of adding floor space without contributing to a full year of sales. Net sales per operating employee (based on 100% of the Costco de Mexico Group’s net sales and all of its operating employees) increased 0.6% to Ps.2,138.9 thousand per operating employee in 2004 from Ps.2,126.0 thousand in 2003 primarily due to the increase in net sales which exceeded the increase in employees.

Other Group

Net sales for the Other Group increased 9.7% to Ps.1,548.2 million in 2004 from Ps.1,411.6 million in 2003. Of this increase, Ps.55.0 million was generated by the two Sumesas and two Restaurantes California opened in 2004. Same store sales for the Sumesa format increased 7.0% for 2004 as compared to 2003.

Cost of Sales

Our cost of sales are primarily composed of cost of goods sold and costs associated with our distribution centers. Our consolidated cost of sales increased 2.0% to Ps.29,981.4 million in 2004 from Ps.29,415.4 million in 2003, while our consolidated cost of sales as a percentage of net sales decreased to 79.7% in 2004 from 80.0% in 2003. The increase in consolidated cost of sales primarily reflected increased costs in the Costco de Mexico Group attributable to the increase in the Costco de Mexico Group’s net sales in 2004. Of our consolidated cost of sales for 2004, 75.0% was attributable to the operations of the CM Group, 21.9% was attributable to the operations of the Costco de Mexico Group and 3.1% was attributable to the operations of the Other Group.

CM Group

Cost of sales for the CM Group decreased slightly to Ps.22,485.6 million in 2004 as compared to Ps.22,486.9 million in 2003, reflecting increased efficiency in our supply chain through our new distribution center, improved price negotiations with suppliers, and reductions in inventory shrinkage.

Costco de Mexico Group

Cost of sales for the Costco de Mexico Group increased 7.8% to Ps.6,553.0 million in 2004 from Ps.6,076.4 million in 2003, primarily as a result of the increase in net sales which was offset in part by more favorable pricing terms negotiated with suppliers.

Other Group

Cost of sales for the Other Group increased 10.6% to Ps.942.9 million in 2004 from Ps.852.1 million in 2003.

Gross Profit

As a result of the factors discussed above, our gross profit increased 3.3% to Ps.7,607.9 million in 2004 from Ps.7,363.1 million in 2003. Our gross profit as a percentage of net sales increased to 20.3% in 2004 from 20.0% in 2003. Of our gross profit for 2004, 78.7% was attributable to the operations of the CM Group, 13.3% was attributable to the operations of the Costco de Mexico Group and 8.0% was attributable to the operations of the Other Group.

CM Group

Gross profit for the CM Group increased 1.0% to Ps.5,989.1 million in 2004 from Ps.5,927.9 million in 2003, primarily as a result of a greater increase in net sales relative to cost of sales. Gross profit for the CM Group as percentage of net sales for the CM Group increased to 21.0% in 2004 from 20.9% in 2003.

Costco de Mexico Group

Gross profit for the Costco de Mexico Group increased 15.7% to Ps. 1,013.5 million in 2004 from Ps.875.7 million in 2003, primarily as a result of a greater increase in net sales relative to cost of sales. Gross profit for the Costco de Mexico Group as percentage of net sales for the Costco de Mexico Group increased to 13.4% in 2004 from 12.6% in 2003.

Other Group

Gross profit for the Other Group increased 8.2% to Ps.605.3 million in 2004 from Ps.559.5 million in 2003.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses are composed of selling expenses, administrative expenses and depreciation and amortization. Our consolidated selling, general and administrative expenses decreased 0.8% to Ps.5,838.5 million in 2004 from Ps.5,884.8 million in 2003, primarily as a result of decreases in selling, general and administrative expenses in the CM Group offset in part by increases in these expenses in the Costco de Mexico Group. Of our selling, general and administrative expenses for 2004, 78.6% was attributable to the operations of the CM Group, 12.4% was attributable to the operations of the Costco de Mexico Group and 9.0% was attributable to the operations of the Other Group.

CM Group

Selling, general and administrative expenses for the CM Group decreased 3.2% to Ps.4,588.2 million in 2004 from Ps.4,738.8 million in 2003, reflecting our continued efforts to reduce expenses through improved cost controls. In particular, we reduced our marketing expenses by using fewer newspaper inserts and more fliers and by better targeting our television advertising. We also reduced our labor costs as we centralized supply operations in our distribution centers, thereby reducing the total number of employees required in the supply process.

Costco de Mexico Group

Selling, general and administrative expenses for the Costco de Mexico Group increased 10.4% to Ps.722.5 million in 2004 from Ps.654.7 million in 2003 primarily as a result of new personnel at the two Costco membership warehouses opened in 2004.

Other Group

Selling, general and administrative expenses for the Other Group increased 7.4% to Ps.527.7 million in 2004 from Ps.491.2 million in 2003.

Operating Income

As a result of the factors described above, our consolidated operating income increased 19.7% to Ps.1,769.5 million in 2004 from Ps.1,478.3 million in 2003. On a consolidated basis, our operating income as a percentage of net sales increased to 4.7% in 2004 from 4.0% in 2003.

CM Group

Operating income for the CM Group increased 17.8% to Ps.1,400.9 million in 2004 from Ps.1,189.1 million in 2003. Operating income for the CM Group as a percentage of net sales for the CM Group increased to 4.9% in 2004 from 4.2% in 2003.

Costco de Mexico Group

Operating income for the Costco de Mexico Group increased to Ps.291.1 million in 2004 from Ps.221.0 million in 2003. Operating income for the Costco de Mexico Group as a percentage of net sales for the Costco de Mexico Group increased to 3.8% in 2004 from 3.2% in 2003.

Other Group

Operating income for the Other Group increased to Ps.77.5 million in 2004 from Ps.68.3 million in 2003. Operating income for the Other Group as a percentage of net sales for the Other Group increased to 5.0% in 2004 from 4.8% in 2003.

Integral Result of Financing

Our integral result of financing primarily includes:

• interest paid on borrowed funds, interest paid in connection with credit card promotions, and bank fees in connection with cash management, as well as gains or losses on derivative agreements;

• interest earned on cash and temporary investments;

• foreign exchange gains or losses associated with liabilities denominated in foreign currencies; and

• losses resulting from holding monetary assets exposed to inflation, net of gains resulting from having monetary liabilities exposed to inflation.

The computation of monetary gains or losses is made on a monthly basis using the average balance of such assets and liabilities and applying the NCPI.

Integral results of financing improved to contribute Ps.176.0 million to income in 2004 as compared to an expense of Ps.196.2 million in 2003, reflecting improvements in all components of this line item.

Interest expense decreased by 47.7% to Ps.202.4 million in 2004 as compared to Ps.387.1 million in 2003. In both periods, interest expense included interest on the U.S.$100 million principal amount of our senior secured notes due 2010, Ps.611 million (equivalent to U.S.$54.8 million) principal amount of our UDI-denominated Notes due 2010 and Ps.400 million of borrowings under our credit facility. Interest expense also included a Ps.477.0 thousand loss from derivative agreements in 2003 and a Ps.87.9 million gain from derivative agreements in 2004. See "—Liquidity and Capital Resources." Interest expense decreased primarily as a result of the lack of short term debt in 2004 as compared to 2003 when we had outstanding short term debt for most of the period consisting of bank loans and lines of credit. The weighted average effective interest rate on our debt was 6.7% for 2004 and 2003 (in each case excluding additional amounts currently payable in respect of certain Mexican withholding taxes).

Interest income includes our income from interest-bearing temporary investments. Interest income increased 69.7% to Ps.76.2 million in 2004 as compared to Ps.44.9 million in 2003, primarily as a result of more cash available for investment and higher interest rates we earned on our investments in 2004 as compared to 2003.

Foreign exchange loss decreased to Ps.6.8 million in 2004 from Ps.104.9 million in 2003 primarily as a result of the 8.0% devaluation of the Peso in 2003 compared to the 0.7% appreciation of the Peso in 2004.

The gain from monetary position increased from Ps.250.9 million in 2003 to Ps.309.0 million in 2004 primarily as a result of higher inflation, which was 5.2% in 2004 compared to 4.0% in 2003.

Income Taxes and Employee Profit Sharing

The statutory rate of Mexican corporate income tax was 33.0% in 2004 and 34.0% in 2003. The Mexican corporate income tax rate is scheduled to decrease to 30.0% in 2005 and 29.0% in 2006.

Our effective tax rate was 8% in 2004 and 16% in 2003. The decrease in the effective tax rate was mainly due to changes to the Mexican Tax Law approved on November 13, 2004, whereby the income tax rate decreased from 34% in 2003 to 30%, 29% and 28%, in 2005, 2006 and 2007, respectively. The effect of these tax rate reductions resulted in a decrease in the deferred income tax liability by Ps.206,348 in 2004.

On January 1, 2005, the Mexican Tax Law was amended to require us to expense the cost of our inventory at the time we sell it rather than at the time we purchase it. The liability for deferred income tax we built up by reason of the timing difference between the time we expensed our inventory costs for tax purposes (at the time of purchase) and the time we expense it for accounting purposes (at the time of sale to customers) will offset the effect of the actual income tax we pay for accounting purposes. For tax purposes, a transitional rule has been adopted that permits us to deduct inventory at the time of sale even though prior to 2005 we had deducted the same inventory at the time it was purchased. We will be required to recognize as taxable income the benefit we receive from the transition rule over the next six to seven years. See note 15 to the financial statements.

Net Income

As a result of the foregoing, consolidated net income increased 58.2% from Ps.1,086.0 million in 2003 to Ps.1,717.6 million in 2004. Net income as a percentage of net sales was 4.6% for 2004 as compared to 3.0% for 2003.

Comparison of fiscal years ended December 31, 2003 and December 31, 2002

Overview

We had 175 stores and 59 restaurants at the end of 2003 compared to 170 stores and 55 restaurants at the end of 2002. In 2003, we opened six Megas, two Costco membership warehouses and four Restaurantes California. During 2003, we closed one Comercial Mexicana and two Bodegas. In 2002, we opened one Mega, one Bodega, one Costco membership warehouse and five Restaurantes California. During 2002, we closed two Comercial Mexicanas, one Sumesa and two Bodegas. Retail sales area increased 8.0% to 13,037,452 square feet at the end of 2003 from 12,097,806 square feet at the end of 2002, after having increased 0.8% from 11,997,960 square feet at the end of 2001.

Net Sales

Our consolidated net sales increased 4.9% to Ps.36,778.5 million for 2003 from Ps.35,055.4 million for 2002, primarily as a result of increases in net sales from the opening of new stores and restaurants in our various segments. Consolidated same store sales increased 0.3% for 2003 as compared to 2002. Of our consolidated net sales for 2003, 77.3% were attributable to the operations of the CM Group, 18.9% were attributable to the operations of the Costco de Mexico Group and 3.8% were attributable to the operations of the Other Group.

CM Group

Net sales for the CM Group increased 4.4% to Ps.28,414.8 million in 2003 from Ps.27,224.8 million in 2002. This increase was primarily due to Ps.1,500.7 million in sales derived from six Megas opened in 2003 and Ps.185.6 million in additional sales from a full year of operations for one Bodega and one Mega that opened in 2002. This increase was offset by the closure of one Bodega in 2003 that contributed an additional Ps.302.0 million in sales in 2002 compared to 2003, a decrease of Ps.108.2 million in same store sales, a decrease of Ps.65.5 million in sales from the remodeling of six Comercial Mexicanas and one Mega in 2003, and a decrease of Ps.20.6 million in other income in 2003 as compared to 2002. Same store sales decreased 0.4% to Ps.26,657.8 million for 2003 from Ps.26,765.9 million for 2002 as a result of a decrease in the average customer ticket offset in part by an increase in the number of customers.

Net sales per retail square foot for the CM Group decreased 2.4% to Ps.2,752.8 per retail square foot in 2003 from Ps.2,819.8 per retail square foot in 2002 primarily as a result of the opening of stores in 2003 which had the effect of adding new floor space without contributing to a full year of sales. Net sales per operating employee increased 4.4% to Ps.1,339.4 thousand in 2003 from Ps.1,282.5 thousand per operating employee in 2002 primarily as a result of a reduction in employees at the distribution level, which was partially offset by new personnel hired in conjunction with the opening of new stores.

Other income was Ps.65.3 million in 2003 and Ps.85.9 million in 2002. Other income as a percentage of net sales for the CM Group was 0.2% in 2003 and 0.2% in 2002.

Costco de Mexico Group

Net sales for the Costco de Mexico Group increased 7.0% to Ps.6,952.0 million in 2003 from Ps.6,489.7 million in 2002. This increase was primarily due to Ps.299.2 million in sales derived from two new Costco membership warehouses opened in 2003 and one Costco membership warehouse opened in December 2002, a Ps.154.4 million increase in same store sales and an increase of Ps.8.7 million in revenue from membership fees. Same store sales increased 2.4% for 2003 as compared to 2002 as a result of the maturing of stores opened during the previous year.

Net sales per square foot for the Costco de Mexico Group (based on 100% of Costco de Mexico Group’s net sales) decreased 3.7% to Ps.5,447 per square foot in 2003 from Ps.5,659 in 2002 primarily as a result of Costco membership warehouses opening at the end of 2003 which had the effect of adding floor space without contributing to a full year of sales. Net sales per operating employee (based on 100% of the Costco de Mexico Group’s net sales and all of its operating employees) decreased 2.3% to Ps.2,126.0 thousand per operating employee in 2003 from Ps.2,175.9 thousand in 2002 primarily as a result of the increase in net sales which exceeded the increase in employees.

Other Group

Net sales for the Other Group increased 5.3% to Ps.1,411.6 million 2003 from Ps.1,341.0 million in 2002. Of this increase, Ps.14.7 million was generated by the opening of four Restaurantes California during the year. Same store sales for the Sumesa format increased 6.0% for 2003 as compared to 2002.

Cost of Sales

Our consolidated cost of sales increased 4.4% to Ps.29,415.4 million in 2003 from Ps.28,179.2 million in 2002, while our cost of sales as a percentage of net sales decreased to 80.0% in 2003 from 80.4% in 2002. This increase primarily reflected the increase in the consolidated net sales in 2003. Of our consolidated cost of sales for 2003, 76.4% were attributable to the operations of the CM Group, 20.7% were attributable to the operations of the Costco de Mexico Group and 2.9% were attributable to the operations of the Other Group.

CM Group

Cost of sales for the CM Group increased to 3.7% to Ps.22,486.9 million in 2003 from Ps.21,683.2 million in 2002 primarily as a result of the increase in net sales which was offset in part by improved price negotiations with suppliers.

Costco de Mexico Group

Cost of sales for the Costco de Mexico Group increased 7.0% to Ps.6,076.4 million in 2003 from Ps.5,686.2 million in 2002 primarily as a result of the increase in net sales which was offset in part by improved price negotiations with suppliers.

Other Group

Cost of sales for the Other Group increased 5.2% to Ps.852.1 million in 2003 from Ps.809.8 million in 2002.

Gross Profit

As a result of the factors discussed above, our gross profit increased 7.1% to Ps.7,363.1 million in 2003 from Ps.6,876.3 million in 2002. Our gross profit as a percentage of net sales increased to 20.0% in 2003 from 19.6% in 2002. Of our gross profit for 2003, 80.5% was attributable to the operations of the CM Group, 11.9% was attributable to the operations of the Costco de Mexico Group and 7.6% was attributable to the operations of the Other Group.

CM Group

Gross profit for the CM Group increased 7.0% to Ps.5,927.9 million in 2003 from Ps.5,541.6 million in 2002, primarily as a result of a greater increase in net sales relative to cost of sales. Gross profit as a percentage of net sales for the CM Group increased to 20.9% in 2003 from 20.4% in 2002.

Costco de Mexico Group

Gross profit for the Costco de Mexico Group increased 9.0% to Ps.875.7 million in 2003 from Ps.803.6 million in 2002 primarily as a result of a greater increase in net sales relative to cost of sales. Gross profit as a percentage of net sales for the Costco de Mexico Group increased to 12.6% in 2003 from 12.4% in 2002.

Other Group

Gross profit for the Other Group increased 5.3% to Ps.559.5 million in 2003 from Ps.531.1 million in 2002. Gross profit as a percentage of net sales for the Other Group was 39.6% in both years.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses increased 0.2% to Ps.5,884.8 million in 2003 from Ps.5,870.4 million in 2002, primarily as a result of an increase in utility expenses and bank fees offset in part by a reduction in salaries and marketing expenses. Of our operating expenses for 2003, 80.5% was attributable to the operations of the CM Group, 11.1% was attributable to the operations of the Costco de Mexico Group and 8.4% was attributable to the operations of the Other Group.

CM Group

Selling, general and administrative expenses for the CM Group decreased 0.8% to Ps.4,738.8 million in 2003 from Ps.4,776.8 million in 2002, primarily as a result of increased expenses in the CM Group due to an increase in utility expenses and bank fees offset in part by a reduction in salaries and marketing expenses.

Costco de Mexico Group

Selling, general and administrative expenses for the Costco de Mexico Group increased 6.2% to Ps.654.7 million in 2003 from Ps.616.3 million in 2002, primarily as a result of new personnel at the two Costco membership warehouses opened in 2003.

Other Group

Selling, general and administrative expenses for the Other Group increased 2.9% to Ps.491.2 million in 2003 from Ps.477.1 million in 2002.

Operating Income

As a result of the factors described above, our consolidated operating income increased 47.0% to Ps.1,478.3 million in 2003 from Ps.1,005.9 million in 2002. On a consolidated basis, our operating income as a percentage of net sales increased to 4.0% in 2003 from 2.9% in 2002.

CM Group

Operating income for the CM Group increased 55.5% to Ps.1,189.0 million in 2003 from Ps.764.8 million in 2002. Operating income for the CM Group as a percentage of net sales increased to 4.2% in 2003 from 2.8% in 2002.

Costco de Mexico Group

Operating income for the Costco de Mexico Group increased 18.0% to Ps.221.0 million in 2003 from Ps.187.2 million in 2002. Operating income for the Costco de Mexico Group as a percentage of net sales increased to 3.2% in 2003 from 2.9% in 2002.

Other Group

Operating income for the Other Group increased 26.6% to Ps.68.3 million in 2003 from Ps.53.9 million in 2002. Operating income for the Other Group as a percentage of net sales increased to 4.8% in 2003 from 4.0% in 2002.

Integral Result of Financing

Integral results of financing cost increased to Ps.196.2 million in 2003 from Ps.64.6 million in 2002, primarily as a result of higher interest expense and a lower gain on monetary position in 2003.

Interest expense increased by 48.1% to Ps.387.0 million in 2003 as compared to Ps.261.3 million in 2002. During 2003 we restructured our indebtedness by repaying our U.S.$84.8 million aggregate principal amount of 9.375% senior notes due 2005, extending the maturity on our bank credit facility and issuing U.S.$100.0 million aggregate principal amount of senior unsecured notes due 2010 (consisting of U.S.$98.0 million aggregate principal amount of Series A Notes at a fixed interest rate of 6.10% and U.S.$2.0 million aggregate principal amount of Series B Notes at a fixed interest rate of 6.70%). Interest expense included a Ps.54.2 million gain from derivative agreements in 2002 and a Ps.477.0 thousand loss from derivative agreements in 2003. Interest expense increased primarily as a result of the call premium paid by us in connection with repaying our 9.375% senior notes due 2005. The weighted average effective interest rate on our debt was 6.7% for 2003 as compared to 7.4% for 2002 (in each case excluding additional amounts currently payable in respect of certain Mexican withholding taxes).

Interest income decreased 4.9% to Ps.44.9 million in 2003 as compared to Ps.47.2 million in 2002, primarily as a result of a reduction in interest rates.

Foreign exchange loss decreased to Ps.104.9 million in 2003 from Ps.238.9 million in 2002 primarily as a result of 13.5% devaluation of the Peso in 2002 compared to the 8.0% devaluation of the Peso in 2003.

The gain from monetary position decreased from Ps.334.2 million in 2002 to Ps.250.9 million in 2003 as a result of lower inflation, which was 4.0% in 2003 compared to 5.7% in 2002.

Income Taxes and Employee Profit Sharing

The statutory rate of Mexican corporate income tax was 34% in 2003 and 35% in 2002. The income tax rate was scheduled to decrease to 34% in 2003 and 33% in 2004.

Our effective tax rate was 16% in 2003 and 2% in 2002. The increase in the effective tax rate was mainly due to a change in the statutory income tax rate. Tax loss carryforwards primarily arose from the timing difference between the tax and accounting treatment of inventory. See note 15 to the financial statements.

Net Income

As a result of the foregoing, consolidated net income increased 25.9% from Ps.862.7 million in 2002 to Ps.1,086.0 million in 2003. Net income as a percentage of net sales was 3.0% for 2003 as compared to 2.5% for 2002.

Liquidity and Capital Resources

Liquidity. Our principal sources of liquidity have historically been provided by cash generated from operations and short-term working capital borrowings. In addition, to fund our growth, we have raised funds in the debt and equity capital markets, including the following financings:

    a public offering of equity securities in Mexico in April 1991 for net proceeds of approximately Ps.82.9 million;

    an issuance in the Eurobond market in April 1993 for net proceeds of approximately U.S.$127.4 million;

    a global offering in Mexico, the United States and elsewhere outside of Mexico in the third quarter of 1996 with the listing of 2.6 million global depositary shares representing 52.0 million BC Units on the New York Stock Exchange and 21.5 million BC Units on the Mexican Stock Exchange and net proceeds of approximately U.S.$67.8 million which was used to repay part of our then outstanding bank indebtedness;

    a private offering in the United States of Series B Notes in April 1998 for net proceeds of approximately U.S.$127.6 million;

    an offering in December 2000 of 8.00% UDI-denominated Notes due 2010; and

    a private placement in the United States in June 2003 of U.S.$100.0 million of senior unsecured notes due 2010.

At December 31, 2004, our total outstanding indebtedness of Ps.2,126.3 million consisted of:

    U.S.$100.0 million of Senior Unsecured Notes due 2010;

    Ps.611.2 million (equivalent to approximately U.S.$54.8 million) aggregate principal amount of UDI-denominated Notes due 2010; and

    Ps.400.0 million of borrowings under a bank credit facility bearing monthly interest of TIIE, the Mexican intrabank rate, plus 65 basis points.

From time to time, we may incur additional indebtedness to finance our operations and growth. We will determine the type of currency, the maturity and the specific characteristics of any future borrowings based on available terms including interest and exchange rates, as well as general economic conditions. Also, from time to time we enter into derivative contracts designed to hedge against currency and interest rate fluctuations. See "—Quantitative and Qualitative Disclosure About Market Risk."

Our management of trade payables and inventory is also an important source of our liquidity. The excess of the average length of days for payment of trade payables over the average number of days of inventory was 4.3 days for 2002, 11.8 days for 2003, 10.2 days for 2004, 12.7 days for the first quarter of 2004 and 9.6 days for the first quarter of 2005.

At December 31, 2004, we had an aggregate of over Ps.7,359.5 million of credit available through uncommitted lines of credit with seven Mexican and foreign banking institutions under which we may borrow in Pesos or, at our option, in U.S. dollars (converted to Pesos at the exchange rate in effect at the time of the borrowing). Since none of these facilities is committed, borrowings thereunder are subject to the lender’s direction and may be terminated at any time. The terms and conditions of these lines of credit are determined at the time when they are utilized. We intend to renew our bank lines of credit on a annual basis. The bank credit lines do not contain any financial covenants.

We also have registered with the Mexican National Banking and Securities Commission a short-term debenture program in the amount of Ps.1,000.0 million, the proceeds of which are expected to be used for working capital requirements. At December 31, 2004, there were no outstanding debentures under this program.

Resources provided by operating activities were Ps.1,133.8 million in 2003 compared to Ps.2,199.3 million in 2004. Inventories increased 25.5% from Ps.4,366.3 million at December 31, 2003 to Ps.5,478.9 million at December 31, 2004, due in part to tax planning related to the change in the timing of the deductibility of inventory for tax purposes. The average number of days inventory was 54.3 days for 2003 as compared to 53.4 days for 2004. The average length of days payable for our trade payable was 66.1 days for 2003 and 63.6 days for 2004. This change reflects reduced payment terms with suppliers which we negotiated in return for better pricing terms.

Resources provided by operating activities were Ps.382.7 million in 2002 compared to Ps.1,133.8 million in 2003. Inventories increased 2.3% from Ps.4,267.3 million at December 31, 2002 to Ps.4,366.3 million at December 31, 2003. The average number of days inventory was 51.5 days for 2002 as compared to 54.3 days for 2003. The average length of days payable for our trade payable was 55.8 days for 2002 and 66.1 days for 2003. This change reflects increased payment terms with suppliers.

We expect to pay approximately U.S.$35.0 million per year over the next seven years in additional taxes as a result of a change in Mexican tax law, effective January 1, 2005, requiring retailers to expense for tax purposes purchases of inventory. See Note 15 to the financial statements.

Indebtedness. In December 2000, we issued 8.00% UDI-denominated Notes due 2010. The UDI-denominated Notes have certain covenants that limit the ability of CCM and its subsidiaries to:

    incur additional indebtedness;

    create liens;

    merge or sell assets; and

    pay dividends.

These covenants are subject to certain exceptions and qualifications.

In June 2003, we issued U.S.$100.0 million of Senior Unsecured Notes due 2010 consisting of: (1) U.S.$98.0 million aggregate principal amount of Series A notes at a fixed interest rate of 6.10% payable semi-annually with annual amortization in equal amounts from the third year, and (2) U.S.$2.0 million aggregate principal amount of Series B notes at a fixed interest rate of 6.70% payable semi-annually with principal due at maturity. The Senior Unsecured Notes are guaranteed by Tiendas Comercial Mexicana and certain of our other subsidiaries. The Senior Unsecured Notes have certain covenants that, among other things, limit the ability of CCM and its subsidiaries to:

    make certain restricted payments;

    consolidate or merge with any other companies or sell substantially all of their assets;

    incur liens upon our property or assets; and

    guarantee indebtedness.

These covenants are subject to certain exceptions and qualifications.

In June 2003, we registered with the Mexican National Banking and Securities Commission a short-term debenture program in the amount of Ps.1,000.0 million, the proceeds of which are expected to be used for working capital requirements. Interest on the debentures is payable in advance upon issuance or payable at maturity. At December 31, 2004, there were no outstanding debentures under this program.

In September 2003, we entered into an agreement with Banamex for a credit facility of up to Ps.400.0 million to fund our working capital requirements. Loans outstanding under the credit facility bear interest at TIIE plus 65 basis points, payable monthly. The principal amount of the loans outstanding under the credit facility is payable in five equal payments made semi-annually beginning September 9, 2006. The credit agreement requires that we maintain a consolidated leverage ratio, an interest coverage ratio and a minimum net worth ratio. The credit agreement also contains covenants that, among other things, restrict our ability to incur debt, engage in mergers, sell assets, incur liens, pay dividends or other restricted payments, provide guarantees and enter into affiliated transactions. These covenants are subject to specified exceptions. As of December 31, 2004, we had Ps.400.0 million of outstanding borrowings under the credit facility.

On June 1, 2005, we issued in a private placement U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2015. We used or are using the net proceeds from this offering to fund:

    our tender for any or all of our Ps.611.2 million or approximately U.S.$54.8 million as of December 31, 2004 (Ps.614.9 million or approximately U.S.$55.1 million as of March 31, 2005), aggregate principal amount of 8.00% UDI-denominated Notes due 2010. At the expiration of the tender offer period, we had received tenders from the holders of approximately Ps.523.2 million or approximately U.S.$46.9 million as of December 31, 2004 (approximately Ps.526.4 million or approximately U.S.$47.1 million as of March 31, 2005) in aggregate principal amount of the outstanding 8.00% UDI-denominated Notes due 2010, representing approximately 85.6% of the outstanding principal amount of the UDI-denominated Notes;

    the redemption of our U.S.$100.0 million aggregate principal amount of Senior Unsecured Notes due 2010, including a "make-whole" payment equal to approximately U.S.$5.2 million assuming those notes had been redeemed on May 24, 2005. On June 2, 2005, we delivered an irrevocable notice of redemption to the holders of these Senior Unsecured Notes due 2010. As specified in the notice delivered to each holder, we will prepay all of the U.S.$100 million aggregate principal amount of outstanding Senior Unsecured Notes due 2010 on July 8, 2005, or such later date to be determined by the Company. The final payment for these notes will include a make-whole payment equal to approximately U.S.$5.2 million assuming these notes had been redeemed on May 24, 2005; and

    the prepayment of Ps.400.0 million, or approximately U.S. $35.8 million as of March 31, 2005, of outstanding borrowings under our bank credit facility.

Cash Policy. Consistent with other retailers, we seek to maintain a lower average number of days of inventory as compared to average length of days for our trade payable.

Credit card payments represented 28.8% of net sales in 2003 and 29.0% of net sales in 2004; voucher payments increased from 13.5% of net sales in 2003 to 17.4% of net sales in 2004 and cash payments represented approximately 57.7% of net sales in 2003 and 53.6% of net sales in 2004.

We hold our cash and cash equivalent assets in both Pesos and U.S. Dollars. We manage all cash, including that from our subsidiaries (other than the Costco de Mexico Group joint venture) at the holding company level. By doing so, we distribute cash to our subsidiaries in order that they are able to meet their commitments with suppliers and others.

In each year, substantially all of our available cash flows are dedicated to capital expenditures with the exception of dividends paid to stockholders. We paid aggregate dividends of Ps.131.8 million in 2002, Ps.124.7 million in 2003, Ps.125.2 million in 2004 and Ps.133.6 million in 2005.

Based on current operating results, we believe that cash flow from operations and other sources of liquidity, including borrowings under our short term debenture program and credit facility, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future.

Capital Expenditures. The following table sets forth our capital expenditures for each of the three years ended December 31, 2002, 2003, 2004 and the budgeted capital expenditures for the year ended December 31, 2005:

	Year ended December 31,(1)
	2002	2003	2004	2005 (2)
	(Millions of constant Pesos as of December 31, 2004, except for 2005 amounts, which are in nominal Pesos)
Real estate (3)	Ps. 345.2	Ps. 605.7	Ps. 1,292.7	Ps. 974.0
Store fixtures (4)	449.8	942.6	675.3	1,604.0
Information systems	16.9	67.5	67.7	110.0
Total	Ps. 811.9	Ps. 1,615.8	Ps. 2,035.7	Ps. 2,688.0
______________

(1) Capital expenditures include Ps.223.0 in 2002, Ps.342.7 in 2003 and Ps.431.5 in 2004 contributed by us to the Costco de Mexico Group joint venture.

(2) Represents budgeted amounts for the year ending December 31, 2005.

(3) Not including our acquisition of Auchan’s operations.

(4) Represents new units, store fixtures, remodeling and other equipment expenditures.

Capital expenditures of Ps.2,035.7 million in 2004 were funded with cash from operations. Our plans for 2005 could change depending on the economic situation in Mexico, our financial results and our ability to generate sufficient cash flow to fund such expenditures.

We expect to open 21 units as follows: two Comercial Mexicana stores, four Bodegas, seven Megas, two Costco membership warehouses, one Sumesa and five Restaurantes California. We intend to continue remodeling units.

We currently plan to finance all of remaining 2005 capital expenditures primarily with cash flow from operations. Although we believe that sufficient financing will be available to us, we cannot assure you that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or, if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing. We are also responsible for financing 50% of new Costco membership warehouses.

Off-Balance Sheet Arrangements

As of December 31, 2004, we have one off-balance sheet arrangement. In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. These five stores have an aggregate selling area of approximately 495,139 square feet. We now operate these stores under the Mega format. The purchase price for the acquisition of the corporations consists of six installment payments. We paid U.S.$15.0 million in 2003, we paid U.S.$20.0 million in 2004 and we paid U.S.$25.0 million in 2005. We are required to make additional payments of U.S.$20.0 million in each of 2006, 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Key Information—Risk Factors—Risk Factors Related to Our Business—Our Acquisition of the Mexican Operations of Auchan is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

Contractual Obligations and Other Commitments. The following table presents the contractual obligations and other commitments for which cash flows are fixed or determinable as of December 31, 2004:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Millions of constant Pesos as of December 31, 2004)
Long-term debt	Ps. 2,126.2	Ps. -	Ps. 1,177.9	Ps. 948.3	Ps. -
Interest on long-term debt	593.9	153.7	350.9	89.3	-
Auchan purchase obligation	947.8	278.8	446.0	223.0	-
Operating lease obligations	1,837.1	233.9	701.7	467.8	433.7
Total	Ps. 5,505.0	Ps. 666.4	Ps. 2,676.5	Ps. 1,728.4	Ps. 433.7

New Accounting Pronouncements under Mexican GAAP

Statement B-7, "Business Acquisitions", went into effect on January 1, 2005. It establishes, among other things, the purchase method as the only method of accounting for the acquisition of a business and changes to the accounting treatment of goodwill. It eliminated the amortization of goodwill as from the date on which that statement went into effect and instead subjects it to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under common control. The adoption of this statement will result in a one-time credit to income of Ps.236.0 million due to the reversal of the negative goodwill arising from our acquisition of the operations of Auchan in 2003.

The amendments to Statement C-2, "Financial Instruments," went into effect on January 1, 2005. It requires that the effects of valuing investments available for sale be recorded in stockholders equity and not in the income statement for the year, and includes rules for determining the effects of impairment of financial instruments. We are currently evaluating the effect that this statement will have in our financial statements.

Statement C-10 "Derivative Financial Instruments and Coverage Operations," went into effect in January 2005. Aside from providing recording, valuation and disclosure criteria applicable to all derivative financial instruments, that statement requires that the effectiveness of cash-flow hedges and of the net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recorded in comprehensive income. We are currently evaluating the effect that this statement will have in our financial statements.

The amendments to Statement D-3, "Labor Obligations," went into effect on January 1, 2005. These amendments provide additional valuation and the disclosure rules for recognizing severance payments for reasons other than restructuring. We are currently evaluating the effect that this statement will have in our financial statements.

Item 6. Directors, Senior Management and Employees

Directors

Our bylaws provide that the Board of Directors will consist of between five and 20 directors as elected by CCM’s shareholders at the annual shareholders’ meeting for an indefinite term. The Board currently consists of 12 directors. At the present time three are independent. The Board is responsible for the management of our business.

Each Board member was elected on April 7, 2005 at our annual shareholders’ meeting, and is elected for a one-year term. The names and positions of the current members of the Board, their dates of birth, and information on their principal business activities outside CCM are as follows:

Name and Date of Birth	Principal Occupation	Other Directorships and Business Experience	First Elected
Guillermo González Nova (7/2/33)	Chairman of the Board	Vice Chairman of the Board and Member of the Executive Committee of CCM	1957
Jaime González Nova (11/13/30)	Vice Chairman of the Board
Carlos González Zabalegui (7/13/51)	Vice Chairman of the Board and Chief Executive Officer	Executive Vice-President, General Director of CCM, Member of the Executive Committee of CCM, and Director of Desc, S.A. de C.V.	1985
Elena M. González Guerra de Guichard (4/7/54)	Director		1990
Pablo J. González Guerra (1/24/51)	Director	Director of Inmobilaria Nova, S.A. de C.V., Director of Operadora Vista Hermosa, S.A. de C.V.	1984
Francisco Martínez de la Vega (12/21/56)	Chief Financial and Administrative Officer	Member of the Executive Committee, Treasury Director of CCM and Director of Prestaciones Universales S.A. de C.V.	1990
Angel Portilla González (9/25/43)	General Director of Sumesa	Member of the Executive Committee of CCM	1990
Javier Cantú Charles (12/13/40)	Corporate Planning and Development Director	Former General Director of Sorimex, Member of the Executive Committee of CCM	1992
Santiago García García (11/26/53)	General Director of Comercial Mexicana	Chief Operating Officer of Palacio de Hierro, Member of the Executive Committee of CCM	2002
Fermín Sobero San Martín (2/18/38)	Director	Independent Consultant	2002
José Ignacio Llano Gutiérrez (6/21/50)	Director	Partner and General Director of Logyx Almacenadora, S.A. de C.V.	2005
Raúl J. Alvarado Herroz (10/10/45)	Director	Partner of AD Consulting	2005

Each Member of the Board has an alternate. The alternates are: Gustavo González Fernández, Luis Felipe González Solana, Jaime González Solana, Luis José Guichard González, Antonino B. González Guerra, Luis Felipe González Zabalegui, Alejandro González Zabalegui, Ignacio Parada Díaz, Miguel Garatea Lerga, Juan Blanco Fortes, José Luis Rico Maciel and Humberto Meléndez Martínez. Our independent directors are Fermín Sobero San Martín, Jose Ignacio Llano Gutiérrez and Raúl Alvarado Herroz.

Carlos González Nova is the Honorary Chairman of the Board. As the Honorary Chairman of the Board, he does not have the right to vote. José Luis Rico Maciel is the Secretary to the Board of Directors and Rodolfo García Gómez de Parada is the Secretary Pro Term to the Board of Directors.

Carlos González Nova, Jaime González Nova and Guillermo González Nova are brothers. Carlos González Zabalegui is the son of Carlos González Nova and the nephew of Jaime González Nova and Guillermo González Nova, Elena M. González Guerra and Pablo J. González Guerra are the niece and nephew, respectively, of Carlos González Nova, Jaime González Nova and Guillermo González Nova.

Pursuant to the Mexican Securities Market Law, at least 25% of the members of the Board of Directors must qualify as Independent Directors. The Mexican Securities Market Law provides that the following persons, among others, do not qualify as independent:

• employees or managers of the issuer;

• controlling shareholders of the issuer; and

• important clients, suppliers, debtors or creditors of the issuer or their employees or officers.

Our bylaws also provide that a specific alternate director may be appointed for each director. In the event of a tied vote, the Chairman of the Board of Directors has a casting vote. The Board of Directors is required to meet at least on a quarterly basis. The Chairman, the Secretary, 25% of the Board Members or any statutory auditor may call for a Board meeting. The Board of Directors must approve all transactions that are to be entered into between us and any of our shareholders, our managers or other related individuals that deviate from our ordinary course of business after the Board of Directors has received the favorable opinion of our audit committee. Likewise, the Board of Directors must approve any purchase or sale that represents 10% or more of our assets, the grant by us of guarantees exceeding 30% of our assets and any other transactions representing more than 1% of our assets, in addition to any other shareholder approvals required by our bylaws or otherwise. Related party transactions require the approval of our audit committee and, if requested by our audit committee, the opinion of a third party appraiser.

In addition, our bylaws, as amended pursuant to the Mexican Securities Market Law, provide that each holder or group of holders representing at least 10% of a series of shares has the right to appoint one director and its corresponding alternate director. Ten percent holders of limited voting stock are also entitled to nominate a director and its corresponding alternate director.

Executive Officers

The names and positions of our current executive officers, their dates of birth, and information concerning their prior business experience are as follows:

Name and Date of Birth	Current Position	Business Experience	First Appointed
Carlos González Zabalegui (7/13/51)	Chief Executive Officer	Chief Executive Officer,General Director	1978
Santiago García García (11/26/53)	General Director of Comercial Mexicana	Chief Operating Officer of Palacio de Hierro, Purchasing and Marketing Director of CCM	2002
Javier Cantú Charles (12/13/40)	Real Estate Developer Director	General Director of Comercial Mexicana; General Director of Sorimex	2002
Luis Felipe González Solana (12/5/58	General Director of Restaurantes California	General Director of Restaurantes California	1986
Jaime González Solana (2/26/57)	General Director of the Costco de Mexico Group joint venture	General Director of the Costco de Mexico Group joint venture	1991
Joaquin Solis Rivera (10/25/39)	Corporate Legal Affairs Director	Corporate Legal Affairs Director	2004
Francisco Martínez de la Vega (12/21/56)	Chief Financial and Administrative Officer	Chief Financial and Administrative Officer	1990
Angel Portilla González (9/25/43)	General Director of Sumesa and Development Director	Corporate Planning and Development Director	1984
Rodolfo García Gómez de Parada (5/9/53)	Corporate Lawyer, Tax Legal Matters Director	Corporate Tax Matters Director of CCM	1990

Statutory Auditors

Our statutory auditors are Rogerio Casas Alatriste Hernandez and Manuel García Braña. Under our bylaws, the holders of a majority of the outstanding B Shares voting as a class may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. In accordance with the Mexican Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect a statutory auditor (comisario) and a corresponding alternate statutory auditor at the annual ordinary shareholders’ meeting. The primary role of the statutory auditors is to report to our shareholders at the annual ordinary general meeting regarding the accuracy and fairness of the financial information presented to such holders by the Board of Directors. Mexican law requires that the statutory auditors receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and that they be invited to attend any meeting of the Board of Directors and the audit committee. The statutory auditors are also authorized to:

• call ordinary or extraordinary general meetings;

• place items on the agenda for meetings of shareholders or the Board of Directors;

• attend meetings of shareholders, the Board of Directors, or the audit committee; and

• generally monitor our affairs.

The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition.

C.P. Rogerio Casas Alatriste Hernandez, a retired partner of PricewaterhouseCoopers, was elected by our shareholders at the annual general ordinary shareholders’ meeting in 2005 to serve as our statutory auditor, and C.P. Manuel Garcia Braña was elected to serve as Mr. Casas’ alternate, in each case for a renewable term of one year.

Compensation

For the year ended December 31, 2004, the aggregate compensation we paid to our directors and executive officers for services in all capacities was approximately Ps.79.8 million.

We made Ps.3.6 million in contributions to our retirement plan on behalf of our directors, alternate directors and executive officers in 2004.

Options to Purchase Securities from Registrant or Subsidiaries

We had a stock option plan for key employees under which key employees were granted rights to purchase BC Units at no less than 100% of the market price on the date the options were granted. The rights vested equally over a five-year period. We purchased in the stock market the required number of BC Units granted under the terms of the plan and deposited them in an employee’s trust. When the options were exercised, the employees had the option to pay us an amount based on the exercise price of the option and receive the stock certificates from the employee trust, or to receive the appreciation of the BC Units in cash. In April 2004, that plan expired and all outstanding options were exercised. Upon the cancellation of the stock option plan, 7,681,132 BC Units were remaining in the employee’s trust. These BC Units were transferred into a new employee's trust which was created in connection with the new stock option plan described below.

On October 2, 2003, we instituted a new stock option plan for key employees under which key employees were granted rights to receive the appreciation of an amount of BC Units equal to approximately one year of their salary, converted at $7.68 pesos per share. We purchased in the stock market and deposited into a new employee’s trust the number of BC Units required under the terms of the plan less 7,681,132 BC Units, which were subsequently transferred into the new employee’s trust. These options are exercisable only on either the optionholder’s death, date of retirement from the Company or the date which the optionholder turns 65 years of age. Upon exercise, the employee’s trust will sell the BC Units in the Mexican stock market and the proceeds will be used to pay the employee the appreciation of the BC Units in cash, with the remaining balance returned to the Company. Rights to receive the appreciation of a total of 32,522,666 BC Units had been granted to employees at December 31, 2004 (24,841,534 at December 31, 2003).

Board Practices and Audit Committee

We are responsible for maintaining a system of internal accounting controls to provide assurance that transactions are authorized, recorded and reported properly. Our internal accounting control system is enhanced by periodic reviews by controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and our internal auditors and independent auditors. In addition, we have hired a group of advisors, which performs a separate review of our disclosure controls. In our opinion, our internal accounting controls provide reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements.

In accordance with the Mexican Securities Market Law and our bylaws, we established an audit committee consisting of the following members of our Board: Fermín Sobero San Martín, who is the President of this Committee, and Raul J. Alvarado Herroz and José Ignacio Llano Gutierrez who are members. Both the Chairman and a majority of the members of the audit committee must be, and are, independent directors.

The audit committee meets periodically with management, the internal auditors and the independent auditors to review matters relating to our financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The internal auditors and independent auditors have full and free access to the audit committee.

Our statutory auditors must be invited to attend all audit committee meetings. Among other duties and responsibilities, the audit committee must:

  prepare an annual report regarding its activities for submission to the Board and to our shareholders at our annual shareholders’ meeting;

  prepare and render statements to the Board as to the fairness of transactions and arrangements with related parties, which must be approved by our Board of Directors; and

  retain independent experts to render fairness opinions in connection with extraordinary corporate transactions and arrangements with related parties.

We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

Employees and Labor Relations

At December 31, 2004, we employed 33,763 individuals. During the busiest retail months, part-time employees may constitute up to 10% of our workforce. At December 31, 2004, we had 1,987 administrative and managerial employees and 31,776 operating employees.

We seek to employ store assistants who meet criteria established by us for particular positions. However, depending upon conditions prevailing in regional job markets, we are not able to adhere strictly to these criteria. Although we believe that our turnover of store assistants does not exceed the industry average, it nevertheless remains high. We are seeking to reduce turnover by paying higher compensation and providing opportunities for advancement within CCM.

Our store managerial staff is comprised mostly of employees with long tenure with us who have worked their way up to a managerial position, as well as employees with a higher education who have completed a three-month training program that includes some practical experience in our stores. In many cases, our store managerial staff receives further training from a leading Mexican university under a program exclusively available to our employees.

Our senior managerial and administrative employees have semi-annual performance assessments and receive performance-related compensation. Our management believes that compensation must attract, retain and motivate the best employees available and, therefore, we are willing to compensate employees at levels which management believes are generally higher than those prevailing in the Mexican retail industry.

We are committed to training employees. During 2004 we dedicated approximately six days of training per employee. All new employees are provided with training designed to ensure compliance with our policies relating to customer service, prevention of theft and operational procedures. Continuing on-the-job training is provided to our employees, including upon each transfer or promotion of an employee.

Approximately 16.5% of our employees were members of one of 12 labor unions with which we have collective labor agreements at December 31, 2004. In addition, labor relations in some stores are governed by separate collective bargaining agreements executed between employees of a single store and a union selected by such employees. The economic terms of the collective bargaining agreements are renegotiated on an annual basis and other terms are negotiated every two years. We have not experienced any work stoppages and management believes that we have a good relationship with our employees and unions.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2004:

	At December 31,
	2002	2003	2004
Number of Employees	32,993	33,557	33,763
Category of Activity:
Operating and Restaurant Employees	30,746	31,746	31,776
Administrative Employees	2,247	1,811	1,987
Geographic Location:
Metropolitan	13,065	13,825	13,337
Central	12,207	12,315	12,222
Northwest	3,035	3,187	3,883
Northeast	924	707	641
Southwest	1,518	1,409	1,384
Southeast	2,244	2,114	2,296

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Our common stock consists of 4,002,015,610 B Shares and 341,984,390 C Shares. Each series of shares is evidenced by a global certificate and held in Mexico by Indeval, S.A. de C.V. ("Indeval"), the central securities depositary in Mexico. B Shares, without par value, provide each holder one vote per share. C Shares, without par value, only have voting rights with respect to certain transactions. Our shares are currently held in B Units and in BC Units. Each B Unit consists of four B Shares and each BC Unit consists of three B Shares and one C Share.

Each B Unit may at any time be converted into a BC Unit by either the Secretary of CCM or by Indeval. Our capital structure as of December 31 of the last three years was as follows:

Year ended December 31,	Number of BC Units	Number of B Units
2002	338,448,390	747,551,610
2003	338,448,390	747,551,610
2004	341,984,390	744,015,610

The following table sets forth certain information with respect to ownership of CCM’s capital stock as of December 31, 2004 of (i) each person who is known by CCM to own more than 5% or each executive officer or director who is known by CCM to own more than 1% of either the currently outstanding B Units (consisting of four B Shares, without par value and with one vote per share, or B Shares, which trade together as a single security) and BC Units (consisting of three B Shares and one C Share, without par value and without voting rights, or C Shares, which trade together as a single security) and (ii) all our executive officers and directors as a group.

	B Units and BC Units Owned as of December 31, 2004
	B Units		BC Units
Identity of Owner	Number	Percentage of Class	Number	Percentage Of Class	Aggregate Percentage of Outstanding B Units and BC Units	Voting Power
Scotiabank Trust(1)	743,934,760	99.90%	6,072,999	1.80%	69.00%	74.70%
All executive officers and directors as a group (20 persons) (2)	685,670,780	92.30%	6,072,999	1.80%	63.70%	69.00%

_________________

  For a description of this trust and its beneficiaries which indirectly include our principal shareholder, see " — Our Principal Shareholder."
  Including the principal shareholder.

As of December 31, 2004, the public float for the BC Units (including those represented by GDSs) represented approximately 28.8% of the total outstanding capital stock of CCM.

Our Principal Shareholder. At December 31, 2004, our principal shareholder, the Scotiabank Inverlat Trust, or the Scotiabank Trust, owned 743,934,760 B Units representing approximately 69.0% of the total outstanding capital stock or 74.4% of the outstanding B Shares. Scotiabank Trust is able to exercise full voting rights with respect to the B Shares that it holds (including B Shares held through B Units representing a majority of the outstanding B Shares as well as any B Shares held through BC Units) and may convert each B Unit into one BC Unit at any time. Scotiabank Trust has informed us that it currently intends to maintain its control position and, through this position, will have the power to elect our board of directors and determine the outcome of substantially all actions requiring shareholder approval. See "Key Information—Risk Factors—Risk Factors Related to Our Principal Shareholders—Our Principal Shareholders Have Substantial Influence Over Our Management and the Interests of Our Principal Shareholders May Differ from Those of Other Shareholders."

Decisions regarding the Scotiabank Trust are made by a Technical Committee. The members of the Technical Committee are Carlos González Nova, Carlos González Zabalegui, Guillermo González Nova, Jaime González Nova, Pablo José González Guerra, Elena M. González Guerra and Antonio B. González Guerra. The Technical Committee has the exclusive authority to make decisions regarding voting and disposition of the B Units held by the Scotiabank Trust. In the event a member of the Technical Committee resigns or dies, that member’s alternate will become full member. A new alternate will be selected by the new member, subject to Technical Committee approval.

Related Party Transactions

We do not grant personal loans to our employees or shareholders. Employees and our shareholders are permitted to borrow only against our retirement fund or from our annual savings fund.

We currently sublease one store located in Puebla from a company controlled by the principal shareholders and certain members of the principal shareholders’ families. We believe that this lease, which expires in 2015, is on terms no less favorable to us than would be obtainable in an arm’s-length transaction.

From time to time, in the regular course of business, we deal with Nova Distex, S.A. de C.V. (successor to Casa Distex S.A. de C.V.), or Nova. Members of the González family own a controlling interest in Nova, a textile manufacturer and property management company. We provide management services to Nova and purchase textiles for resale in our stores. We believe that these transactions are on terms no less favorable to us than would be obtainable in an arm’s-length transaction.

We currently lease a portion of the parking lots of two of our stores to two gasoline stations owned and operated by Gasomer, S.A. de C.V., or Gasomer. Members of the González family own a controlling interest in Gasomer.

For additional information regarding related party transactions, see Note 5 to our financial statements.

Item 8. Financial Information

Consolidated Financial Information

See "Financial Statements" and pages F-1 through F-37, which are incorporated herein by reference.

Legal Proceedings

See "Other Information — Legal Proceedings."

Dividend Policy

See "Key Information — Dividends."

Item 9. The Offer and Listing

Market Information

The GDSs, each of which represents 20 BC Units, are listed on the NYSE, and the NYSE symbol for the GDSs is "MCM." B Shares and the C Shares trade on the Mexican Stock Exchange as BC Units. Each BC Unit consists of three B Shares and one C Share.

The following table shows the high and low sales prices in nominal Pesos (without adjustment for inflation) for the BC Units and the B Units on the Mexican Stock Exchange for the period from January 1, 2000 to June 22, 2005.

	Nominal Pesos Per BC Unit(1)		Nominal Pesos Per B Unit(1)(2)
	High	Low	High	Low
2000	11.06	7.62	11.20	9.60
2001	7.50	5.35	16.00	12.00
2002	8.40	4.80
2003
First Quarter	5.30	4.76
Second Quarter	7.04	5.06
Third Quarter	7.49	6.73
Fourth Quarter	11.21	7.83
2004
First Quarter	14.60	11.21
Second Quarter	14.50	12.00
Third Quarter	13.19	11.21
Fourth Quarter	13.46	11.68
2005
January	12.51	12.00
February	12.99	12.30
March	12.55	11.10
April	11.58	11.02
May	11.71	11.15
June (through June 22)	12.55	11.55

_________________

  Source: Mexican Stock Exchange.
  Unlisted from the BMV on Oct. 27, 2001.

The following table shows the high and low sales prices in U.S. Dollars for the GDSs on the New York Stock Exchange for the period from January 1, 2000 to June 22, 2005.

	U.S. Dollars per GDSs(1)
	High	Low
2000	20.00	16.38
2001	19.50	15.31
2002	18.15	9.90
	U.S. Dollars per GDSs(1)
	High	Low
2003
First Quarter	10.20	8.50
Second Quarter	13.90	9.46
Third Quarter	14.10	12.16
Fourth Quarter	19.80	13.72
December	19.77	18.47
2004
First Quarter	27.14	19.95
Second Quarter	25.50	20.65
Third Quarter	22.54	19.15
Fourth Quarter	23.75	20.60
December	22.80	20.60
2005
First Quarter	23.29	19.69
January	22.35	21.10
February	22.94	21.90
March	23.29	19.69
Second Quarter (through June 22)	23.35	19.79
April	20.86	19.79
May	21.70	20.00
June (through June 22)	23.35	21.54

________________

(1) Source: New York Stock Exchange

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anónima de capital variable. Securities trading on the Mexican Stock Exchange occur from 8:30 a.m. to 3:00 p.m., Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current trading regulations this system does not apply to the BC Units because they are traded in the form of GDSs on a stock exchange outside Mexico, the New York Stock Exchange.

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

As of June 1, 2001, the Ley del Mercado de Valores, or Securities Market Law, was amended to increase the protection given to minority shareholders and to bring corporate governance procedures of Mexican issuers up to international standards. Such amendments were implemented through governmental regulations. Accordingly, we amended our bylaws at our annual shareholders’ meeting held on April 11, 2002, to reflect some of these amendments, including amendments that:

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

The Circular Única of the CNBV and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the EMISNET information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

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

Item 10. Other Information

Mexican Securities Market Law

The Mexican Congress approved amendments to the Mexican Securities Market Law, which became effective on June 2, 2001, and have been implemented by governmental regulations. We amended our bylaws at our annual shareholders’ meeting, which was held on April 19, 2002, to reflect some of these amendments, including amendments that:

    established a Board with at least five and not more than 20 members and alternate members, of which 25% must qualify as "independent directors" under Mexican law;

    adopted specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and extraordinary corporate transactions; and

    provide additional protections for minority shareholders.

For a further description of amendments we made to our bylaws in accordance with the Mexican Securities Market Law, see "Directors, Senior Management and Employees—Board Practices."

In addition, the Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See "—Bylaws—Other Provisions—Appraisal Rights." The Mexican Securities Market Law does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the total shares held by public investors. As a result of applicable grandfathering provisions, our existing share structure will not be affected by this aspect of the Mexican Securities Market Law.

The Mexican Securities Market Law imposes some restrictions on shareholders of issuers listed on the Mexican Stock Exchange. Shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer’s capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, in the alternative, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions without specifying the names of the parties involved. The CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer.

On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds, as well as share acquisitions of the capital stock of public companies by related parties. Subject to certain exceptions, any acquisition of shares of a public company which increases the acquiror’s ownership to 10% or more, but not more than 30%, of the company’s outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. Any acquisition of shares by a related party that increases such party’s ownership interest in a public company by 5% or more of the company’s outstanding capital stock must also be disclosed to the CNBV and the Mexican Stock Exchange by no later than the day following the acquisition. In addition, any intended acquisition of shares of a public company which increases the potential acquiror’s ownership to 30% or more, but not more than 50%, of the company’s voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of a public company which increases the potential acquiror’s ownership to more than 50% of the company’s voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock. Bylaw provisions regarding mandatory tender offers in the case of these acquisitions may differ from the requirements summarized above, provided that they are more protective to minority shareholders than those afforded by law.

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

Voting Rights and Shareholders’ Meetings

Board of Directors. The management of our business is vested in our Board of Directors. Article 19 of our bylaws, amended pursuant to the June 2001 amendments to the Mexican Securities Market Law, currently provide for a Board of Directors of a minimum of five and no more than twenty members, at least 25% of which must be "independent directors" under Mexican law, and the same number of alternate directors. The Board currently consists of 12 members. Under Mexican law, as recently amended, a shareholder or group of shareholders owning 10% or more of the capital stock of a company has the right to elect one regular and the corresponding alternate director.

Holders of B Shares. Holders of B Shares have the right to vote on all matters subject to shareholder approval at any general shareholders’ meeting and have the right, voting as a class, to appoint the Board of Directors and the corresponding alternate directors.

Holders of C Shares. The holders of C Shares will generally not be entitled to vote, or to attend or address meetings of shareholders at which they are not entitled to vote. However, under Mexican law, classes of shareholders (including holders of non-voting stock such as the C Shares) are entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board. In certain cases, the Board, the statutory auditors or a Mexican court could call a special meeting. A negative determination would be subject to judicial challenge by an affected shareholder and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Holders of GDSs. Holders of GDSs are entitled to instruct the depositary how to vote the shares comprising the BC Units represented by their respective GDSs, subject to the terms of the Deposit Agreement.

Holders of GDRs. Holders of GDRs will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the B Shares and the limited voting rights pertaining to the C Shares forming the BC Units represented by their GDSs.

Other Rights of Shareholders. General shareholders’ meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider certain matters specified in the Mexican Companies Law and the Bylaws including, principally, amendments of the Bylaws, liquidation, dissolution, merger and transformation from one form of company to another and increases and reductions of the fixed portion of the capital stock. General meetings called to consider all other matters are ordinary meetings. An ordinary general meeting of the holders of B Shares must be held at least once each year within the first four months following the end of the preceding fiscal year to consider the approval of the financial statements of CCM and certain of its subsidiaries for the preceding fiscal year, to elect directors for holders of B Shares and statutory auditors, to determine the compensation of all directors or statutory auditors, and to determine the allocation of the profits or losses of the preceding year.

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

Shareholders’ meetings may be called by the Board, our statutory auditors or a Mexican court. The Board or the statutory auditors may be required to call a meeting of the shareholders at the written request of the holders of 33% of the B Shares or, in the case of a meeting at which holders of C Shares would be entitled to vote, at the written request of the holders of 33% of the outstanding C Shares. In the event that a meeting is not called within 15 days following the date of such request, a Mexican court may require such meeting to be called. Notices of meetings and agendas therefor must be published in the Diario Oficial de la Federación or a newspaper of general circulation in Mexico City at least 15 days prior to the date set for the meeting. Meetings may be held without such publication, provided that 100% of the shares entitled to vote are represented. To attend a meeting, shareholders must deposit their shares prior to such meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

Dividends and Distributions

At the annual ordinary general meeting of holders of B Shares, the Board submits our financial statements for the previous fiscal year together with a report thereon by the Board and the report of the statutory auditor, to the holders of B Shares for approval. The holders of B Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of historical capital stock (before effect of restatement). See Note 11 to our Annual Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders, subject to the terms of certain restrictive covenants contained in certain of our indebtedness. See "Key Information—Dividends.

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

Pre-emptive Rights

Except in certain circumstances involving a public offering and requiring prior CNBV approval or in connection with the placement of our shares which were previously repurchased, in the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. For example, subject to certain exceptions, if we issued B Shares and C Shares in the form of BC Units and B Shares in the form of B Units in the future, pursuant to and subject to applicable Mexican law, each holder of BC Units and B Units would be entitled to subscribe for a sufficient number of BC Units and/or B Units, as the case may be, to maintain such holder’s then-existing proportionate holdings of B Shares and C Shares, and the Principal Shareholders would be entitled to subscribe for a sufficient number of B Units and BC Units to maintain their proportionate holdings of B Shares and C Shares with respect thereto. Pre-emptive rights must be exercised during a term fixed by the shareholders at the meeting declaring such capital increase, which term may not end before at least 15 days following the publication of notice of the capital increase in the official gazette of the corporate domicile. Under Mexican law, pre-emptive rights cannot be waived in advance and cannot be represented by an instrument that is negotiable separately from the corresponding share. Holders of GDSs may be restricted in their ability to participate in the exercise of such pre-emptive rights.

Other Provisions

Redemption. The B Shares and the C Shares are subject to redemption in connection with either (i) a reduction of share capital or (ii) a redemption with retained earnings, which, in either case, must be approved by our shareholders at an extraordinary general shareholders’ meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with retained earnings, by purchasing shares on the Mexican Stock Exchange, in accordance with the Mexican Companies Law, provided that in no case can shares be redeemed in such a way that the number of currently outstanding C Shares represents more than 25% of our capital stock.

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

Conflict of interest. Any shareholder that has a direct interest with respect to a certain transaction shall abstain from voting with respect to such transaction at the relevant shareholders’ meeting. A shareholder that votes on a business transaction in which its interest conflicts with that of CCM may be liable for damages, but only if the transaction would not have been approved without our vote.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one form of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from us and receive the amount calculated as specified under Mexican law attributable to its shares, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. Because the C Shares may not vote on these matters, such appraisal rights are not available to such holders of C Shares, including C Shares underlying the BC Units.

Actions against Directors. Action for civil liabilities against the directors may be initiated by resolution of an ordinary shareholders’ meeting. In the event the ordinary shareholders’ meeting decides to bring such action, the directors against whom such action is to be brought will immediately cease to be directors. Additionally, shareholders representing not less than 15% of the outstanding shares may directly exercise such action against the directors, provided that (i) such shareholders shall not have voted in favor of not exercising such action at the relevant shareholders’ meeting, and (ii) the claim covers all the damages alleged to have been caused to us and not only the portion corresponding to such shareholders. Any recovery of damages with respect to such action will be for the benefit of us and not for the shareholders bringing this action.

Material Contracts

In June 1991, we entered into a joint venture with Costco. The joint venture is governed by a board of directors consisting of six members, three of whom are appointed by us (including the chairman of the board of the joint venture) and three of whom are appointed by Costco. The Costco de Mexico Group joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between us, Costco and the Costco de Mexico Group joint venture. The management agreements may be terminated by either Costco or the Costco de Mexico Group joint venture at any time, and any termination initiated by the joint venture must be approved by a majority (at least four directors consisting of two representatives of each of CCM and Costco) of its board of directors. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including certain revisions to the joint venture business plan, obligations or acquisitions of real estate or certain other fixed assets not otherwise provided for in the business plan, the removal of any of the management personnel appointed by Costco and certain transfers of ownership interests in the joint venture. In addition, a unanimous vote of both members of a two-person executive committee consisting of the chief executive officers of Costco and us is required to approve certain obligations not otherwise provided for in the business plan and other significant decisions regarding the joint venture which are not specifically reserved for the board of directors.

The funding requirements of the joint venture are shared by Costco and us, as determined from time to time by the parties. During 2001 and 2000, each of Costco and CCM contributed U.S$10.0 million and U.S.$28.5 million respectively, to the joint venture. We and Costco each contributed Ps.223.0 million in 2002, Ps.342.7 million in 2003 and Ps.431.5 million in 2004 to the Costco de Mexico Group joint venture. In 2005, we and Costco each agreed to contribute U.S.$15.0 million to the Costco de Mexico Group joint venture. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party’s interest at fair market value. The joint venture agreement contains limitations on competition in the membership warehouse format by Costco and us. The joint venture has a duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, or (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party’s interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain a guarantee as required by the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the majority of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, or (vi) is insolvent or bankrupt.

See "Operating and Financial Review and Prospectus—Liquidity and Capital Resources—Indebtedness" for a brief discussion of certain terms of our significant debt agreements.

Enforceability of Civil Liabilities

All of our directors, executive officers and controlling persons reside outside of the United States, substantially all of the assets of our directors, executive officers and controlling persons are located outside the United States, all of our assets are located outside of the United States and some of the experts named in this annual report also reside outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

Legal Proceedings

We are involved in certain legal proceedings incidental to the normal conduct of our business, which management does not believe will, in the aggregate, be material to our consolidated financial condition.

We are also involved in several legal proceedings regarding various tax matters, which we do not believe will, individually or in the aggregate, be material to our consolidated financial condition.

Over the past year and a half, we were notified at various times by the Secretaría de Hacienda y Crédito Público, or the Mexican tax authority, of federal tax assessments in an aggregate amount of approximately Ps.330.0 million including penalties and surcharges relating to the 1997, 1998 and 2002 tax years. The assessments relate to asset tax claims. We believe that these claimed assessments are without merit, and we are vigorously defending against them before the appropriate judicial authority, although no assurances can be given as to the outcome of these disputes.

The Costco de Mexico group joint venture has also been notified of tax assessments in an aggregate amount of approximately Ps.110.8 million including penalties and surcharges relating to the 1997, 1998, 1999, 2000, 2001, 2002 and 2003 tax years. The assessments relate principally to import tax claims. We believe that these claimed assessments are without merit, and we are vigorously defending against them before the appropriate judicial authority, although no assurances can be given as to the outcome of these disputes.

New York Stock Exchange Corporate
Governance Standards

As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow home country practice standards. Pursuant to Rule 303.A11 of the NYSE listed company manual, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.

We are a Mexican corporation with shares, in the form of BC Units, listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. See "—Bylaws" for a more detailed description of our corporate governance practices.

The table below sets forth a description of the significant differences between corporate governance practices required for U.S. companies under the NYSE listing standards and the Mexican corporate governance standards that govern our practices.

NYSE Standard	Our Corporate Governance Practice
Majority of board of directors must be independent.	We are required to have a board of directors of between 5 and 20 members, 25% of whom must be independent under the Mexican Securities Market Law.

The definition of independence according the Mexican Securities Market differs in certain respects from the definition applicable to U.S. issuers under the NYSE standard.
Non-management directors must meet at executive sessions without management.	Executive sessions within non-management or independent directors are not recommended by the Mexican Code of Best Corporate Practices.
Nominating/Corporate Governance Committee composed entirely of independent directors required.	We are not required to have a nominating/corporate governance committee, and is not recommended by the Mexican Code of Best Corporate Practices.
Compensation Committee composed entirely of independent directors required.	Although we are not required to have a compensation committee, and is not recommended by the Mexican Code of Best Corporate Practices, in the annual shareholders meeting held on April 7, 2005 it has been voted for the creation of this committee composed in its majority by independent directors.
Audit Committee satisfying the independence requirements of rule 10A-3 under the Exchange Act and the NYSE independence standards required.	We have a three member audit committee. The members are independent under applicable Mexican Standards. The chairman of the audit committee has been elected an "audit financial expert".

The Audit Committee has a written charter as required by Rule 10A-3.

We also have an internal audit department.
Corporate Governance Guidelines must be adopted and Code of Conduct and Ethics required.	We have adopted a code of ethics applicable to all our employees, which is available at www.comerci.com. We are required by item 16B of Form 20-F to disclose any waivers granted to our CEO, CFO and any other persons performing similar functions.
Officers Certifications	We are required to disclose every year our degree of compliance with Mexican Code of Best Corporate Practices. The truthfulness of such disclosure must be certified by the Chairman of the Board of Directors, however there is no such concept as a violation since compliance with the Mexican Code of Best Corporate Practices is not mandatory.

Furthermore, other than the certification described above and the certifications required by Section 302 and Section 906 under the Sarbanes-Oxley Act of 2002, no CEO is required to notify any non-compliance of which it may be aware of.

Pursuant Rule 303A.12 of the Listed Company Manual of the NYSE, we will submit no later than August 30, 2005 an Annual Written Affirmation signed by an authorized officer.

Exchange Controls and Restrictions on Foreign Investment

Exchange Rates and Controls

The Mexican economy has suffered balance of payments deficits and shortages in foreign exchange reserves. While the Mexican Government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, no assurance can be given that the Mexican Government will not institute a restrictive exchange control policy in the future (as has been the case in the past). Any such restrictive exchange policy could have a material adverse effect on our business and financial condition. See "Key Information—Risk Factors—Risk Factors Related to Mexico—Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit Our Ability to Convert Pesos into U.S. Dollars or into Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

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

Fluctuations in the exchange rate between the Peso and the U.S. dollar will affect the U.S. dollar equivalent of the Peso price of the securities on the Mexican Stock Exchange, including the BC Units and, as a result, will likely affect the market price of the GDSs. Such fluctuations also would affect the conversion by the depositary into U.S. dollars of any cash dividends paid in Pesos on the B Shares and the C Shares comprising the BC Units.

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

Mexican and non-Mexican nationals are entitled to hold, and to exercise the rights of a holder of, the BC Units, the B Units, the B Shares and the C Shares. The C Shares may not represent more than 25% of our capital stock.

Taxation

United States Taxes

General. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs , B Units, BC Units and the B Shares and C Shares underlying the Units (referred to herein as the "Underlying Shares"), except as otherwise noted, by U.S. Holders, as defined below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of B Units, BC Units, GDSs or Underlying Shares based on the beneficial owner’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

    that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our shares (including through ownership of B Units, BC Units or GDSs);

    that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or

    whose functional currency is not the U.S. dollar.

Also, this discussion does not consider:

    the tax consequences for the shareholders, partners or beneficiaries of a U.S. holder; or

    special tax rules that may apply to a U.S. holder that holds B Units, BC Units, GDSs or Underlying Shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

In addition, the following discussion does not address any aspect of state, local or non-U.S. tax laws, other than Mexican tax laws (see "Mexican Taxes" below). Further, this discussion generally applies only to U.S. Holders that hold the B Units, BC Units, GDSs or Underlying Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary does not constitute, and should not be considered as legal or tax advice to holders.

The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

    the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations and judicial and administrative interpretations; and

    the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the applicable protocols, which we refer to as the tax treaty;

    and is subject to changes to those laws and the tax treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis; and

    is also based in part on the representations of the Citibank, N.A. as depositary and on the assumption that each obligation in the deposit agreement relating to the B Units, BC Units and GDSs and any related agreement will be performed in accordance with its terms.

Beneficial owners of B Units, BC Units, GDSs and Underlying Shares should consult their own tax advisors as to the particular United States, Mexican or other tax consequences of the ownership and disposition of B Units, BC Units, GDSs and Underlying Shares which may be applicable to them.

As used in this section, the term "U.S. Holder" means a beneficial owner of B Units, BC Units, GDSs or Underlying Shares that is, for U.S. federal income tax purposes:

    a citizen or individual resident of the United States;

    a corporation (or entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any State thereof or the District of Columbia;

    an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

    a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more "United States persons" has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person".

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds B Units, BC Units, GDSs or Underlying Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and partnerships holding B Units, BC Units, GDSs or Underlying Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of B Units, BC Units, GDSs or Underlying Shares.

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
    is entitled to the benefits of the tax treaty under the limitation on benefits provision contained in Article 17 of the tax treaty; and
    does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of B Units, BC Units, GDSs or Underlying Shares is effectively connected.

Ownership of B Units, BC Units and Shares. In general, for the U.S. federal income tax purposes, U.S. Holders of GDSs will be treated as the beneficial owners of BC Units (and the Underlying Shares comprising such BC Units) represented by those GDSs.

Taxation of Dividends and Stock Distributions. Any distribution paid by us, including the amount of any Mexican taxes withheld, will be included in the gross income of a U.S. Holder as a dividend, treated as ordinary income, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim a dividends received deduction for dividends received from us. A U.S. Holder who is an individual may be eligible for reduced rates of taxation on such dividends. Such dividends paid in Pesos will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the pesos are received by the U.S. Holder or the depositary on behalf of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders should consult their own tax advisor regarding the treatment of any foreign currency gain or loss on any Pesos received by the U.S. Holder or the depositary on behalf of the U.S. Holder which are not converted into U.S. dollars on the day the Pesos are received.

A U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction, for purposes of computing such holder’s United States federal income tax liability, any Mexican withholding tax paid in respect of dividends paid by the Company. Such dividends will generally constitute foreign-source income and will generally be classified as foreign source "passive income" or, in the case of some U.S. Holders, foreign source "financial services income" for taxable years beginning on or before December 31, 2006 and foreign source "general category income" for taxable years beginning after December 31, 2006, for purposes of determining the United States foreign tax credit limitation. In addition, foreign tax credits generally will not be allowed for Mexican withholding taxes imposed with respect to certain short-term or hedged positions in stock. The calculation of United States foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for such Mexican withholding tax.

Distributions of additional shares of the Company to U.S. Holders with respect to the Underlying Shares (and accompanying distributions with respect to B Units, BC Units and GDSs) that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to United States federal income tax.

A beneficial owner of B Units, BC Units, GDSs or Underlying Shares that, for U.S. federal income tax purposes, is neither a U.S. Holder nor a partnership (nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes), referred to herein as a non-U.S. Holder, will not be subject to United States federal income or withholding tax on dividends paid with respect to the Underlying Shares (or with respect to B Units, BC Units or GDSs), unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

Taxation of Capital Gains. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of B Units, BC Units, GDSs or Underlying Shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference (if any) between such U.S. Holder’s tax basis in the B Units, BC Units, GDSs or Underlying Shares and the amount realized on the sale or other taxable disposition. Such capital gain or loss will be long-term capital gain or loss if the B Units, BC Units, GDSs or Underlying Shares have been held for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Capital gains recognized on a sale or other taxable disposition of B Units, BC Units, GDSs or Underlying Shares by a U.S. Holder generally will be treated as United States source income, unless such gains are subject to Mexican taxation under the tax treaty, in which case, a U.S. Holder generally will be permitted to elect to treat such gains as foreign source income for U.S. foreign tax credit purposes. Capital losses recognized on the sale or taxable disposition of B Units, BC Units, GDSs or Underlying Shares by a U.S. Holder generally will be allocated to reduce income from U.S. sources for U.S. foreign tax credit purposes. U.S. Holders should consult their tax advisors concerning the U.S. foreign tax credit implications of a disposition of B Units, BC Units, GDSs or Underlying Shares. Deposits and withdrawals of BC Units for GDSs by U.S. Holders will not be subject to United States federal income tax.

A non-U.S. Holder of B Units, BC Units, GDSs or Underlying Shares will not be subject to United States federal income or withholding tax on gain realized on the sale or other taxable disposition of B Units, BC Units, GDSs or Underlying Shares, unless such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met.

Backup Withholding and Information Reporting. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding for dividends paid on the B Units, BC Units, GDSs or Underlying Shares, or proceeds from the sale or other disposition of B Units, BC Units, GDSs or Underlying Shares unless the U.S. Holder:

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

Mexican Taxes

General. The following is a general summary of the anticipated material Mexican tax consequences of the purchase, ownership and disposition of BC Units and GDSs to a person who is not a resident of Mexico for Mexican tax purposes as defined below.

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

Taxation of Dividends. Dividends, either in cash or in any other form, paid with respect to the shares underlying the BC Units, including those BC Units represented by GDSs, will not be subject to Mexican withholding tax.

When dividends are paid from our "previously taxed net earnings account," or "cuenta de utilidad fiscal neta," we will not be required to pay any Mexican corporate income tax on the dividends. If dividends are not paid from our "previously taxed net earnings account" we will be required to pay a 30% Mexican corporate income tax on the dividends multiplied by 1.4286.

Taxation of Capital Gains. The sale or other disposition of GDSs will not be subject to Mexican tax. Deposits and withdrawals of BC Units for GDSs will not give rise to Mexican tax or transfer duties.

The sale or other disposition of BC Units will not be subject to any Mexican tax if the sale is carried out through the Mexican Stock Exchange or other recognized securities market, as determined by Mexican tax authorities under general rules. Sales or other dispositions of BC Units made in other circumstances would be subject to Mexican income tax. Under the Tax Treaty, gains on the disposition of BC Units by less than 25% U.S. Holders eligible for benefits under the Tax Treaty will not be subject to Mexican tax, unless (i) 50% or more of the fair market value of the Company’s assets consist of "immovable property" (as defined in the treaty) situated in Mexico, or (ii) such gains are attributable to a permanent establishment or fixed base of such U.S. Holder in Mexico. Because of uncertainty regarding the interpretation of the relevant provision of the Tax Treaty there can be no assurance that 50% or more of the fair market value of CCM’s assets do not or will not consist of "immovable property" situated in Mexico. Gains of a non-U.S. Holder eligible for benefits under a treaty to which Mexico is a party may be exempt (in whole or in part) from Mexican tax under such treaty. Holders should consult with their tax advisors as to their entitlement to benefits afforded by an applicable income tax treaty.

Other Mexican Taxes. There are no Mexican inheritance or succession taxes applicable to the ownership, transfer or disposition of BC Units or GDSs. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of BC Units or GDSs.

Documents on Display

For further information about us and our securities, we refer you to the filings we have made with the U.S. Securities and Exchange Commission, or the SEC.

CCM is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Reports and other information filed by CCM with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Any filings we make electronically will be available to the public over the internet at the SEC’s website at www.sec.gov.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to our cash flows related to our floating rate financial assets and liabilities and with respect to the fair value of our fixed-rate financial assets and liabilities. Foreign exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican Pesos.

At December 31, 2004, we had approximately Ps.306.5 million in financial assets denominated in currencies other than Mexican Pesos, principally consisting of short-term investments and marketable securities, and approximately Ps.1,911.9 million in financial liabilities denominated in currencies other than Mexican Pesos consisting of debt and trade payables.

We regularly assess our interest rate and currency exchange exposures and determine whether to enter into derivative financial instruments designed by us to hedge our exposure(s) or modify any existing instruments. For example, during 2004, we entered into interest rate swap agreements designed to convert a portion of our interest payments under our U.S. Dollar and Mexican Peso-denominated indebtedness from fixed to floating rates. The hedges mature at various dates starting in 2006. See Note 8 to our consolidated financial statements included in this annual report. We have entered into other interest rate swap and interest rate forward contracts for the purpose of reducing the blended cost of debt. We also enter into foreign exchange rate options to hedge a portion of our foreign currency exposures. We have only used derivative instruments to hedge exposures associated with financial assets and liabilities.

The potential increase in our net financial liabilities and corresponding foreign exchange loss that would have resulted from a hypothetical, immediate 10% depreciation of all of our operating currencies against the Mexican Peso would have been approximately Ps.161.5 million. Any such depreciation would have also resulted in additional nominal interest expense of approximately Ps.24.0 million per year, reflecting an increased cost of foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial assets and liabilities at December 31, 2004 would have resulted in additional nominal interest expense of approximately Ps.21.3 million per year, assuming no change in the principal amount of such indebtedness.

See Note 8 to our financial statements for a discussion of the fair value of our financial instruments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

PART III

Item 15. Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Based on this evaluation, our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There have been no significant changes in our internal controls over financial reporting identified in connection with the evaluation above during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors elected Mr. Fermin Sobero San Martin as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

We have adopted a written Code of Ethics that applies for all our employees, including our principal executive officers, principal financial officer, principal accounting officer, and persons performing similar functions.

This Code of Ethics is accessible on our website at http://www.comerci.com

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers served as our auditors for the years ended December 31, 2003 and 2004. The following table sets forth the fees paid for professional audit services and other services rendered by PricewaterhouseCoopers to the Company in 2003 and 2004.

Fees Paid to PricewaterhouseCoopers
	2004	2003

Audit Fees(1)	Ps. 5,544	Ps. 6,351
Audit-related Fees(2)	-	1,157
Tax Fees(3)	4,472	4,249
All Other Fees	-	-
Total	Ps. 10,016	Ps. 11,757

Fees Paid to PricewaterhouseCoopers

________________

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

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Audit Committee. Accordingly, the Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the "Pre-Approval Policy"). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Audit Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Audit Committee’s responsibilities under the Exchange Act are not delegated to management.

Item 16D. Exceptions From the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART IV

Item 17. Financial Statements

See pages F-1 through F-33, which are incorporated herein by reference.

Item 18. Financial Statements

We have responded to Item 17 in lieu of Item 18.

Item 19. Exhibits

(a) List of Financial Statements

All other schedules relating to us are omitted because they are not required or because the required information is contained in our Financial Statements or Notes thereto.

(b) List of Exhibits

1.1 English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Registrant.

2.1 Indenture relating to Senior Debt Securities, dated as of June 1, 2005 between the Registrant, as Issuer, and The Bank of New York, as Trustee.

2.2 First Supplemental Indenture relating to the 6.625% Senior Notes due 2015 dated as of June 1, 2005 between Registrant, as Issuer, and The Bank of New York and Dexia Banque Internationale à Luxembourg.

2.3 Registration Rights Agreement, dated as of June 1, 2005, among the Registrant and Credit Suisse First Boston LLC.

4.1 Form of Indemnity Agreement between the Registrant and its directors and its executive officers. (1)

4.2 Restated Corporate Joint Venture Agreement dated February 15, 1995, between the Price Company and Price Venture Mexico and CCM. (1)

4.3 Form of Share Purchase Agreement between us and certain employees. (1)

7.1 Calculation of ratio of earnings to fixed charges.

8.1 List of significant subsidiaries of Registrant.

12.1 CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.

12.2 CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.

13.1 CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.

13.2 CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2005.

(1) Incorporated herein by reference to Exhibits 10.2, 10.3 and 10.5 of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1996.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2005

Controladora Comercial Mexicana, S.A. de C.V.

By: /s/ Carlos González Zabalegui

Carlos González Zabalegui

Chief Executive Officer

By: /s/ Francisco Martinez de la Vega

Francisco Martínez de la Vega

Chief Financial and Administrative Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Controladora Comercial Mexicana, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Controladora Comercial Mexicana, S.A. de C.V. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Controladora Comercial Mexicana, S.A. de C.V. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations, their changes in stockholders’ equity and their changes in financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

PricewaterhouseCoopers, S.C.

/s/ Manuel Garcia Braña

Manuel Garcia Braña

Mexico, D.F.,

March 18, 2005

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 31, 2004 and 2003
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2004)

ASSETS	2004	2003
Current assets:
Cash	Ps. 583,503	Ps. 603,056
Temporary investments	666,031	679,575
Trade accounts receivable	478,838	566,618
Other accounts and notes receivable (Note 4)	2,295,094	2,828,857
Related parties, net (Note 5)	20,398	-
Inventories	5,478,944	4,366,333
Prepaid expenses and other assets	66,535	188,248
Total current assets	9,589,343	9,232,687
Property, equipment and leasehold and owned buildings improvements, net (Note 6)	18,307,908	17,355,677
Investment advance payments (Note 12)	388,473	179,212
Other assets	450,517	294,958
Total assets	Ps. 28,736,241	Ps. 27,062,534
LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Trade payables	Ps. 7,201,096	Ps. 6,472,538
Taxes payable	49,909	68,870
Financial instruments (Note 8)	97,158	58,699
Related parties, net (Note 5)	-	4,927
Deferred revenue and negative goodwill (Notes 4 and 12)	667,666	1,113,107
Other accrued liabilities	1,117,514	1,152,623
Total current liabilities	9,133,343	8,870,764
Long-term liabilities:
Long-term debt (Note 7)	2,126,252	2,211,894
Labor obligations (Note 10)	126,260	140,667
Deferred income taxes (Note 15)	2,181,340	2,056,637
Total liabilities	13,567,195	13,279,962
Stockholders’ equity (Note 11):
Contributed capital:
Capital stock	1,737,600	1,737,600
Restatement	5,878,331	5,878,331
Total capital stock	7,615,931	7,615,931
Paid in-capital, net	1,023,689	1,023,689
Total contributed capital	8,639,620	8,639,620
Earned capital:
Legal reserve	677,807	624,425
Retained earnings	6,957,263	6,049,832
Reserve for repurchase of units	1,156,422	1,156,422
Result from holding non-monetary assets	(4,076,387)	(3,871,127)
Net income for the year	1,717,600	1,086,031
Total earned capital	6,432,705	5,045,583
Total majority stockholders’ equity	15,072,325	13,685,203
Minority interest	96,721	97,369
Total stockholders’ equity	15,169,046	13,782,572
Total liabilities and stockholders’ equity	Ps. 28,736,241	Ps. 27,062,534
The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2004, 2003 and 2002
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2004, except for unit amounts)

	2004	2003	2002
Net sales	Ps. 37,589,374	Ps. 36,778,476	Ps. 35,055,437
Cost of sales	29,981,431	29,415,368	28,179,160
Gross profit	7,607,943	7,363,108	6,876,277
Selling, general and administrative expenses:
Selling	5,125,399	5,078,985	5,067,914
Administrative	713,066	805,791	802,445
Total operating expenses	5,838,465	5,884,776	5,870,359
Operating income	1,769,478	1,478,332	1,005,918
Integral result of financing:
Interest expense	(290,271)	(344,083)	(252,322)
Gain (loss) from forward agreements	87,891	(477)	54,163
Interest income	76,172	44,870	47,180
Loss from repurchase of notes	-	(42,494)	(8,966)
Foreign-exchange loss, net	(6,779)	(104,914)	(238,873)
Gain from monetary position	309,038	250,900	334,194
Total integral result of financing	176,051	(196,198)	(64,624)
Income after integral result of financing	1,945,529	1,282,134	941,294
Other (expense) income, net	(19,107)	65,478	5,282
Income before provisions for income taxes and employee statutory profit sharing	1,926,422	1,347,612	946,576
Provisions for income taxes and employee
statutory profit sharing (Note 15)	201,034	253,061	76,155
Income before minority interest	1,725,388	1,094,551	870,421
Interest of minority stockholders in
the results of subsidiaries	(7,788)	(8,520)	(7,725)
Net income for the year	Ps. 1,717,600	Ps. 1,086,031	Ps. 862,696
Average number of units	1,086,000,000	1,079,765,000	1,078,225,000
Net income per units:
Before minority interest	Ps. 1.58	Ps. 1.01	Ps. 0.80
Minority interest	-	-	-
After minority interest	Ps. 1.58	Ps. 1.01	Ps. 0.80
The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2004, 2003 and 2002
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2004, except for unit amounts)

	Capital stock	Paid-in capital, net	Legal reserve	Retained earnings	Reserve for repurchases of units	Units repurchased for stock purchase plan	Result from holding non-monetary assets	Net income for the year	Majority stockholders’ equity	Minority interest	Total stock-holders’ equity
	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.
Balance as of December 31, 2001	7,615,931	1,010,847	538,871	5,238,350	557,839		(3,420,454)	877,692	12,419,076	96,089	12,515,165
Resolutions of the General Ordinary Stockholders’ Meeting held on April 11, 2002:
Transfer to retained earnings				834,638				(834,638)
Increase legal reserve			43,054					(43,054)
Dividends paid (Ps.0.107 per unit)				(131,774)					(131,774)		(131,774)
Increase in the reserve for repurchase of units				(586,842)	586,842
Repurchase of units for stock purchase plan, net		2,534				(37,658)			(35,124)		(35,124)
Repurchase of units for treasury stock, net					(2,819)				(2,819)		(2,819)
Decrease in minority interest										(3,223)	(3,223)
Comprehensive income (Note 2 .p.)							(252,576)	862,696	610,120		610,120
Balance as of December 31, 2002	7,615,931	1,013,381	581,925	5,354,372	1,141,862	(37,658)	(3,673,030)	862,696	12,859,479	92,866	12,952,345
Resolutions of the General Ordinary
Stockholders’ Meeting held on April 3, 2003:
Transfer to retained earnings				820,196				(820,196)
Increase legal reserve			42,500					(42,500)
Dividends paid (Ps.0.107 per unit)				(124,736)					(124,736)		(124,736)
Reissuance of units for stock purchase plan, net						37,658			37,658		37,658
Reissuance of units for treasury stock, net		10,308			14,560				24,868		24,868
Increase in minority interest										4,503	4,503
Comprehensive income (Note 2 .p.)							(198,097)	1,086,031	887,934		887,934
Balance as of December 31, 2003	7,615,931	1,023,689	624,425	6,049,832	1,156,422	-	(3,871,127)	1,086,031	13,685,203	97,369	13,782,572
Resolutions of the General Ordinary Stockholders’ Meeting held on March 31, 2004:
Transfer to retained earnings				1,032,649				(1,032,649)
Increase legal reserve			53,382					(53,382)
Dividends paid (Ps.0.1115 per unit)				(125,218)					(125,218)		(125,218)
Decrease in minority interest										(648)	(648)
Comprehensive income (Note 2 .p.)							(205,260)	1,717,600	1,512,340		1,512,340
Balance as of December 31, 2004	7,615,931	1,023,689	677,807	6,957,263	1,156,422	-	(4,076,387)	1,717,600	15,072,325	96,721	15,169,046
The accompanying notes are integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2004, 2003 and 2002
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2004)

	2004	2003	2002
Operating activities:
Net income	Ps. 1,717,600	Ps. 1,086,031	Ps. 862,696
Items applied to income not requiring the use (providing) of funds:
Depreciation and amortization	678,665	711,640	792,651
Provision for deferred taxes	139,655	146,902	(67,565)
Labor obligations	20,684	19,996	15,848
Minority interest	7,788	8,520	7,725
	2,564,392	1,973,089	1,611,355
Decrease (increase) in:
Accounts receivable	596,218	(551,600)	(1,717,065)
Inventories	(1,317,871)	(297,176)	(48,971)
Prepaid and other expenses	(33,328)	(69,721)	92,778
Increase (decrease) in:
Trade payables	728,558	293,710	295,005
Taxes payable	(18,961)	(141,322)	24,688
Other accrued liabilities	(319,744)	(73,217)	124,929
Resources provided by operating activities	2,199,264	1,133,763	382,719
Financing activities:
(Decrease) increase in short-term debt	-	(172,689)	172,689
(Decrease) increase in long-term debt	(85,642)	296,690	(72,023)
Increase (decrease) in financial instruments	38,459	58,699	(45,924)
Paid in-capital	-	10,308	2,534
Minority interest	(8,436)	(4,017)	(10,948)
Dividends paid	(125,218)	(124,736)	(131,774)
Reissuance (Repurchase) of units for treasury stock, net	-	14,560	(2,819)
Units reissued (repurchased) for stock purchase Plan	-	37,658	(37,658)
Resources (used in) provided by financing activities	(180,837)	116,473	(125,923)
Investing activities:
Increase in investment advance payments and other assets	(209,779)	(56,749)	(125,929)
Acquisitions of property and equipment and leasehold and owned buildings improvements	(2,035,742)	(1,615,750)	(811,954)
Disposition of property and equipment	404,846	318,709	250,319
(Amortization of goodwill) goodwill from the acquisition of one company subsidiary	(210,849)	446,850	-
Resources used in investing activities	(2,051,524)	(906,940)	(687,564)
Net (decrease) increase in cash and temporary investments	(33,097)	343,296	(430,768)
Cash and temporary investments at beginning of year	1,282,631	939,335	1,370,103
Cash and temporary investments at end of year	Ps. 1,249,534	Ps. 1,282,631	Ps. 939,335
The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2004, except for unit amounts)

1. ORGANIZATION AND BACKGROUND:

Controladora Comercial Mexicana, S.A. de C.V. ("CCM") was founded as a partnership on January 28, 1944, as Antonino González e Hijo sociedad in simple silent partnership. On July 1, 1957, it was incorporated under the name of Comercial Mexicana, S.A.; on March 5, 1982, it became a limited liability company with variable capital (Sociedad Anónima de Capital Variable). On December 9, 1988, the Company changed its name to Controladora Comercial Mexicana, S.A. de C.V. (jointly with its consolidating subsidiaries, the "Company") and modified its corporate by-laws, effective January 1, 1989, to enable it to engage in the business of leasing personal property and real estate, and invest in companies engaged in the purchase, sale and distribution of groceries and general merchandise in Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the principal accounting policies followed by the Company, which are in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"):

a) Revenue recognition

Revenue from product sales is recognized at the point of sale, except for layaway transactions, which are recognized when the customer makes full payment and takes possession of the merchandise in question; revenues from membership fees are recognized when collected. Revenues are recognized net of discounts.

b) Consolidation

The Company’s investment in significant subsidiary companies is 100%, except for the Costco de México Group joint venture, which is 50%.

Subsidiary	Operations
Tiendas Comercial Mexicana, S.A. de C.V.	Operates a chain of 137 stores (135 in 2003).
Tiendas Sumesa, S.A. de C.V. (formerly Super Mercados, S.A. de C.V.)	Operates a chain of 19 stores (17 in 2003).
Restaurantes California, S.A. de C.V.	Operates a chain of 58 restaurants (59 in 2003).
Costco de México, S.A. de C.V.	Operates a chain of 25 membership warehouse stores (23 in 2003).
Subsidiary real estate companies	Group of real estate companies.
Subsidiary service companies	Group of services companies.

The Company consolidates the accounts of all majority-owned subsidiaries. The investment in subsidiary companies and all transactions and balances between them have been eliminated from these financial statements.

The Company’s investment in the Costco de México Group joint venture with Costco Wholesale Corporation meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, the Company reports its investment by means of the proportionate consolidation method.

c) Temporary investments

Temporary investments are recorded at market value at the balance sheet date. Unrealized gains and losses are included in interest income.

d) Inventories and cost of sales

Inventories and cost of sales are initially recorded by the retail method, which is equivalent to replacement cost. Due to the high inventory turnover; amounts so determined do not exceed market value.

The Company determines and accrues a general valuation reserve for shrinking and physical inventory losses based on management’s analysis and experience. When applicable, the Company writes down its obsolete or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

e) Advertising cost

Advertising consists primarily of print, radio and television advertisements. Advertising costs are expensed as incurred. For the years ended on December 31, 2004, 2003 and 2002, advertising expense were Ps.357,000, Ps.402,000 and Ps.452,000, respectively.

f) Vendor discounts

The Company receives discounts from many of the vendors whose products the Company buys for resale in its stores. These vendor discounts are provided to increase the sell-through of the related products. The Company receives discounts for a variety of merchandising activities: placement of the vendor’s products in the Company’s advertising; placement of the vendor’s products in prominent locations in the Company’s stores; and to compensate for temporary price reductions offered to customers on products held for sale at retail stores. The Company also receives vendor discounts for purchasing activities, such as volume commitment rebates.

g) Property, equipment and leasehold and owned buildings improvements

The Company restates property, equipment and leasehold and owned buildings improvements on the basis of changes in the National Consumer Price Index ("NCPI"), in compliance with Statement B-10 and the amendments thereto.

Depreciation and amortization are calculated by the straight-line method based on the useful lives of the assets, on acquisition cost and restatement. (See Note 6).

h) Long-lived assets

As from January 1, 2004, the Company applies the provisions of Statement C-15 "Impairment in the Value of Long-Lived Assets and their Disposal", issued by the Mexican Institute of Public Accountants ("MIPA"), which establishes, among other things, the general criteria for the identification, and, when applicable, the recording of impairment losses or for the decrease in the value of tangible and intangible long-lived assets, including goodwill. The adoption of this statement had no effect on the Company’s financial position or on the net income at December 31, 2004.

The Company evaluates potential impairment losses on long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets, with no interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recorded for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and starting in 2004, at the end of each year. Long-lived assets for which management has committed to a disposal plan are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

i) Segment reporting

In March 2003, the MIPA issued Statement B-5 "Segment Financial Information", which is effective for years beginning as from January 1, 2003. That Statement establishes standards for reporting information on operating segments. (See Note 16).

j) Pre-opening costs

Costs associated with the opening of new stores are expensed in the same fiscal year in which such stores begin operations.

k) Stock option plan

The Company instituted in 2001 a stock option plan for the executives of the Company, by mean of which the executives has the options either on his retirement day at the age of 65 or in the event of change of control of the Company to redeem approximately one year of salary in stock converted at $7.68 pesos per share. The executives then have the option, on the day of any of those two events take place, to pay the outstanding debt with the Company and to retain the difference with the market price. The Company purchased the required number of Shares granted under the terms of the Plan and deposited them in a trust and recognized the Shares deposited in the trust as an other asset. As of December 31, 2004 and 2003, the balance of this other asset account Ps. 230,728 equal to 32,522,666 units and Ps. 257,499 equal to 24,841,534 units respectively.

Previously CCM had another unit sales plan under which executives were entitled acquire units on credit. In April 2004, that plan come to an end and executives paid the remaining debt. In some cases, the units were transferred to the purchasing plan described above.

l) Income tax

Income tax is recorded by the comprehensive asset-and-liability method, which consists of recognizing deferred tax on all temporary differences between the book and tax values of assets and liabilities. (See Note 15).

Deferred employees’ statutory profit sharing is recorded only in respect of temporary differences between book income and income adjusted for profit sharing purposes which can reasonably be expected to result in a future liability or benefit.

m) Pension plans, seniority premiums and indemnities

Under the Mexican Federal Labor Law, the Company’s Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Statement D-3, "Labor Obligations", the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation, with necessary adjustments based on the likelihood of these employees reaching the required seniority. The cost of past service is amortized over the average period for employees to reach retirement age. The cost of the retirement plans (pensions and seniority premiums), both formal and informal, is recognized as an expense in the years in which the services are rendered, based on studies made by independent actuaries using the projected unit credit method. (See Note 10).

According to the Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, is charged to income in the year in which it becomes payable.

n) Foreign currency transactions

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates in effect on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transaction and settlement dates, or the balance sheet date, are charged or credited to income. (See Note 14).

o) Financial instruments

The Company follows the guidelines of amended Statement C-2, "Financial Instruments", for the recognition and disclosure of derivative financial instruments. For instruments not qualifying as hedges, Statement C-2 requires the recognition of an asset or a liability arising from the difference between the acquisition cost and the fair value of said instruments. Subsequent fair value adjustments are reflected in the statement of income.

Derivative financial instruments are used by the Company primarily to manage its (i) interest rate risk and (ii) foreign exchange risk. Interest rate swaps are used by the Company consistent with their interest rate risk objectives.

p) Comprehensive income

Statement B-4, "Comprehensive Income", requires that the various components of stockholders’ equity resulting from non-owner transactions be shown in the statement of changes in stockholders’ equity under comprehensive income.

Comprehensive income is represented by the net income plus the gain or loss from holding non-monetary assets, and items required by specific accounting standards to be reflected in stockholders’ equity, but which do not constitute capital contributions, reductions or distributions. Comprehensive income is restated on the basis of NCPI factors.

q) Use of estimates

Preparation of the financial statements in conformity with Mexican GAAP requires the Company’s management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Therefore, actual results could differ from those estimates.

r) Earning per unit

Earning per unit is computed by dividing the net income by the weighted average number of units outstanding each year.

s) New accounting standards

Statement B-7, "Business Acquisitions", went into effect on January 1, 2005. It establishes, among other things, the purchase method as the only method of accounting for the acquisition of a business and changes to the accounting treatment of goodwill. It eliminated the amortization of goodwill as from the date on which that statement went into effect and instead subjects it to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under common control. The adoption of these statement will result in a credit to income of Ps.236,001 due to the reversal of the excess of book value over the cost of shares of a subsidiary company (negative goodwill) pending accretion at December 31, 2004.

The amendments to Statement C-2, "Financial Instruments", went into effect on January 1, 2005. It requires that the effects of valuing investments available for sale be recorded in stockholders equity and not in income for the year, and includes rules for determining the effects of impairment of financial instruments.

Statement C-10 "Derivative Financial Instruments and Coverage Operations", went into effect in January 2005. Aside from providing recording, valuation and disclosure criteria applicable to all derivative financial instruments, the statement also requires that the effectiveness of cash-flow hedges and of the net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recorded in comprehensive income.

The amendments to Statement D-3, "Labor Obligations", went into effect on January 1, 2005. These amendments provide additional valuation and the disclosure rules for recognizing severance payments for reasons other than restructuring.

3. EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Company have been prepared in accordance with Statement B-10, "Recognition of the Effects of Inflation on the Financial Information," as amended, issued by the MIPA. The financial statements have been presented in pesos of constant purchasing power as of December 31, 2004 so that they are comparable to financial information as of that date, as follows:

The balance sheets have been restated at constant pesos as of December 31, 2004 using the NCPI as of that date.

The statements of income have been restated at constant pesos as of December 31, 2004 using the NCPI for the month in which the transactions were carried out.

The NCPI used to restate prior year’s financial statements are as follows:

	Inflation for the period	Cumulative inflation at December 31, 2004
2002	5.70%	15.60%
2003	3.97%	9.37%
2004	5.19%	5.19%

The following items are the result of recognition of the effects of inflation on the financial information.

Capital stock and earned capital

Capital stock, capital reserves and retained earnings represent the value of these items, stated in purchasing power as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical amounts.

Paid in-capital

Unit premiums represent the difference between the payment for the units subscribed and the nominal value of those units, which is restated by applying NCPI factors.

Deficit in the restatement of capital

The deficit in the restatement of capital is composed mainly of the initial cumulative effects of inflation and of the loss from holding non-monetary assets such as property, equipment, leasehold and owned buildings improvements and inventories, restated in Mexican pesos of purchasing power as of the most recent balance sheet date.

In 2004 and 2003, the deficit in the restatement of capital is due to inventories being valued at replacement cost instead of being restated for the change in general price level.

Gain on monetary position

The gain on monetary position represents the inflation gain, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent balance sheet date.

4. OTHER ACCOUNTS AND NOTES RECEIVABLE:

At December 31, other accounts and notes receivable consist of the following:
	2004	2003
Mexico City government (1)	Ps. 935,582	Ps. 1,093,198
Lease receivables	13,686	8,882
Receivables from employees (2)	23,685	91,308
Value-added tax and income tax receivables	977,972	1,323,108
Trade accounts pertaining to credit card sales	249,961	268,924
Others	94,208	43,437
	Ps. 2,295,094	Ps. 2,828,857

(1) In the fourth quarter of 2004 and 2003, the Company participated in a public bidding process and was awarded a voucher contract by the Government of Mexico City. This contract accounted for approximately Ps.1,550,000 in 2004 and Ps.1,536,000 in 2003 and benefited approximately 310,000 and 305,000 program participants, respectively. Pursuant to this contract, the Company offered all program participants a 35.68% discount in 2004 and 26.62% in 2003 on all merchandise. The Company recorded an account receivable and deferred revenue of approximately Ps.997,000 in 2004 and Ps.1,127,000 in 2003. Revenue is recorded when customers purchase merchandise using the vouchers. As of December 31, 2004, the recorded revenue from this program was Ps.565,000 in 2004 and Ps.490,000 in 2003.

(2) Primarily in 2003 receivables arising from installment sales under the employees’ stock option plan. The non-current portion of receivables from the stock option plan, which amounted Ps.49,751 in 2003, is included in other assets.

5. RELATED PARTIES:

The Company’s majority stockholders own a controlling interest in Nova Distex, S.A. de C.V. (Nova Distex), a textile manufacturer and property management company. The Company provides management services to Nova Distex and purchases textiles for resale in its stores.

At December 31, accounts receivable and payable consist of the following:

	2004	2003
Accounts receivable:
Nova Distex, S. A. de C. V.	Ps. 11,755	Ps. -
Gasomer, S.A. de C.V.	5,648	-
Costco de Mexico, S.A. de C.V.	2,658	-
Other	337	-
	Ps. 20,398	Ps. -
Accounts payable:	-	-
Nova Distex, S. A. de C. V.	Ps. -	Ps. 4,418
Other	-	509
	Ps. -	Ps. 4,927

The following table summarizes the amounts recorded in the Company’s accounts, which relate to transactions with related parties.

	2004	2003	2002
Purchases	Ps. 74,589	Ps. 60,407	Ps. 82,678
Purchase of Almacenes de Queretaro, S.A. de C.V.	-	36,817	133,339
Lease expenses	11,193	5,961	-
Sale of fixed assets	-	-	43,746
Sale of 100% ownership Servicios Mills, S.A. de C.V.	-	55,751	-
Other lease revenues	18,572	22,637	-
Sales of inventory	-	15,104	-

6. PROPERTY, EQUIPMENT AND LEASEHOLD AND OWNED BUILDINGS IMPROVEMENTS:

Property, equipment and leasehold and owned buildings improvements consist of the following at December 31:

	2004	2003	Average Depreciation Rate
Buildings	Ps. 7,815,441	Ps. 7,258,779	2%
Store fixtures	4,235,456	3,971,789	10%
Electronic equipment	1,035,081	987,774	25%
Office fixtures	99,998	94,573	10%
Leasehold and owned buildings improvements	2,570,980	2,525,489	5 % to 8%
	15,756,956	14,838,404
Less: accumulated depreciation and amortization	6,492,283	6,110,119
	9,264,673	8,728,285
Land	8,900,668	8,203,240
Construction in progress and advances for purchase of fixed assets	142,567	424,152
	Ps. 18,307,908	Ps. 17,355,677

Depreciation expense amounted to Ps.678,665, Ps.711,640 and Ps.792,651, for the years ended December 31, 2004, 2003 and 2002, respectively.

7. DEBT:

Total debt as of December 31 consists of the following obligations:

	2004	2003
Private placement of US100 million due 2010 divided in two series. (i) U.S.98 million Series A notes at a fixed interest rate of 6.10% payable semi-annually, and annual amortization in equal amounts beginning in the third year. (ii) U.S.2 million Series B notes at a fixed rate of 6.70%, payable semi-annually, with amortization on the due date (1). (See Note 8).	Ps. 1,115,100	Ps. 1,181,494
Direct bank loan in Mexican pesos, payable semi-annually from September 2006 to September 2008, at a local interest rate (9.61% at the end 2004) plus 65 basis points, payable monthly. .	400,000	420,760
Debenture bonds of 172.9 million Investment Units (UDIs) maturing in 2010 at a fixed interest rate of 8.00%, payable semi-annually (2).	611,152	609,640
Total long-term debt	Ps. 2,126,252	Ps. 2,211,894

(1) On June 9, 2003, CCM issued in a private placement, Senior Unsecured Notes of U.S.$100 million, due 2010, divided into two series: (i) U.S.$98 million Series A notes at a fixed interest rate of 6.10%, payable semi-annually, and annual amortization in equal amounts as from the third year. and (ii) U.S.$2 million of Series B notes at a fixed rate of 6.70%, payable semi-annually, with amortization on the due date. These notes are neither listed for trading on any stock exchange nor approved for quotation through any quotation system. These notes are subject to certain covenants that, among other things, limit the ability of the Company and its Subsidiaries (as defined) as follows: (i) the Company may not make certain restricted payments; (ii) the Company will ensure that at all times Tiendas Comercial Mexicana, S.A. de C.V. is a Subsidiary Guarantor, all Wholly-Owned Subsidiaries that are Material Subsidiaries are Subsidiary Guarantors and the Company and all of the Subsidiary Guarantors account for not less than 80% of Consolidated Assets, excluding the consolidated assets of Costco de Mexico, S.A. de C.V.; (iii) there are restrictions on any Subsidiary consolidating or merging with any other corporation or conveying, transferring or leasing substantially all of its assets in a single transaction or series of transactions; (iv) no liens may by placed upon or with respect to any property or assets of the Company or any Subsidiary; (v) the Company may not engage in any material line of business that is materially different; (vi) no Subsidiary may create, assume, incur, guarantee or otherwise become liable in respect of any Indebtedness.

(2) In December 2000, CCM entered into a program that provides for the issuance of up to Ps.1.5 billion of debentures. As part of this program, CCM issued 1,729,000 debentures with a face value of 100 Investment Units (UDI’s) each, equivalent to 172.9 million Investment Units (UDI’s) over a ten-year term, subject to fixed interest rate of 8.00%, plus the increase in the NCPI issued by Banco de Mexico for the value of each UDI. Interest accrued on the debentures will be paid semi-annually on June 8 and December 8 of each year. The program contains certain financial covenants, including: (i) limitations on the acquisition of additional debt; (ii) limitations on encumbrances; (iii) limitations on mergers, spin-offs or the sale of assets; (iv) limitations on the payment of dividends; and (v) the debentures must be pari passu with other indebtedness.

On June 2, 2003, CCM was authorized by Mexican National Bank Commission to launch a local short-term debenture program in pesos, as follows:

Type of bonds:	Short term local debenture program
Amount:	Ps. 1,000,000
Settlement:	Up to 360 days from the date of issuance
Interests payment	Interest is payable in advance upon issuance or payable at maturity.

At December 31, 2004 and 2003, the Company had an aggregate of over Ps.7,360 million and Ps.5,872 million of available credit, respectively, through unused uncommitted lines of credit with eight banking institutions in both years, under which the Company may borrow in pesos or, at its option, in U.S. dollars (converted to pesos at the exchange rate in effect at the time of the borrowing). The terms and conditions of such lines of credit will be determined at the time they are utilized. The Company renews its bank lines of credit on a yearly basis. The bank credit lines contain no financial covenants.

In 2004, 2003 and 2002, CCM paid Ps.149,770, Ps.157,625 and Ps.161,763, respectively, of interest on debt.

The Company has, from time to time, entered into interest rate and currency swap agreements designed to modify the interest characteristics of outstanding debt or limit exposure to increasing interest rates and to manage currency risk, in accordance with its interest rate and currency risk management policy. For interest rate swaps, the differential to be paid or received as interest rates change is accrued in the balance sheet and recognized as gain or loss from forward agreements in the income statement.

8. FINANCIAL INSTRUMENTS:

The following tables sets forth original notional amounts, market values for each instrument and category at December 31, 2004 and 2003. CCM uses such instruments to decrease interest rate and currency risks. Open positions have been valued at estimated fair value. In most cases, the due date for instruments matches the assets or liabilities they are intended to cover.

	2004		2003
Operation	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	Ps. 3,719,640	Ps. (180,896)	Ps. 2,214,968	Ps. 58,699
Exchange rate forwards	367,983	56,306	-	-
Exchange rate options	546,342	221,748	-	-
Total	-	Ps. 97,158	-	Ps. 58,699

As of December 31, 2004, 2003 and 2002, CCM credited (charged) financial derivative operations Ps.87,891, (Ps.477) and Ps.54,163, respectively, to income for the year.

9. LEASES:

The Company leases certain retail locations, warehouses and distribution space under operating leases. Some leases require that the fixed portion of the rent be negotiated annually. Certain leases also provide for contingent rentals based on the sales revenue of the individual stores or restaurants. As leases expire, they can be expected to be renewed or replaced in the normal course of business.

Total rent expense for operating leases for each of the three years ended December 31 is as follows:

	2004	2003	2002
Base lease	Ps. 233,956	Ps. 221,129	Ps. 191,929
Contingent lease	82,790	82,275	85,272
Total leasing expense	Ps. 316,746	Ps. 303,404	Ps. 277,201

Minimum lease commitments under non-cancelable operating leases at December 31, 2004 are as follows:

Amount
2005	Ps. 233,956
2006	233,956
2007	233,956
2008	233,956
2009 and thereafter	901,294
Ps. 1,837,118

10. RETIREMENT COMPENSATIONS:

Retirement Trust

An irrevocable retirement trust fund was set up in 2003. Two of the Company’s subsidiaries contributed cash equivalent to 1% and 1.5% of their employees’ salaries. Employees of these subsidiaries are entitled to the accumulated amounts upon retirement. The Company canceled the retirement plan outstanding at December 31, 2002, and the accumulated employees’ fund will be distributed as beneficiaries reach retirement age.

Seniority Premium and Allowance Plan

The Company has established a retirement plan at one of its subsidiaries, to which employees do not contribute. Benefits under this plan are mainly based upon employee’s length of service and remuneration at retirement. This plan’s obligations and costs, as well as seniority premium to which employees are entitled after 15 years of service, are recorded on the basis of actuarial studies made by independent experts.

The net cost for the period was Ps.20,684, Ps.19,996 and Ps.15,848 in 2004, 2003 and 2002, respectively.

The amounts of projected benefits for labor obligations at December 31, 2004 and 2003 (See Note 2.m.) are as follows:

	2004	2003
Accumulated benefit obligation	Ps. 135,440	Ps. 146,686
Additional projected benefits	26,119	12,079
Projected benefit obligation	161,559	158,765
Less:
Plan assets	(36,742)	(32,908)
Projected benefit obligation in excess of plan assets	124,817	125,857
Net transition assets, changes in assumption and adjustments based on experience	1,443	14,810
Accrued liabilities	Ps. 126,260	Ps. 140,667

11. STOCKHOLDERS’ EQUITY:

The authorized capital stock is comprised of 1,086,000,000 B and BC related units with no stated value. At December 31, 2004 there are 744,015,610 and 341,984,390 subscribed and paid in B an BC units, respectively (747,551,610 and 338,448,390 in 2003).

Each stockholder owns either one BC unit consisting of three B shares and one C share, or one B unit consisting of four B shares, both of which trade on the Mexican Stock Exchange.

The nominal capital stock, with a stated value of Ps.1,737,600, consists of Ps.298,258 of cash contributions, Ps.909,632 of capitalized profits and Ps.529,710 of capitalized effects of restatement.

At the General Ordinary Stockholders’ Meeting held on March 31, 1992, a resolution was passed approving the creation of a reserve for the temporary repurchase of CCM units. Subsequently, at the General Ordinary Stockholders’ Meeting held on April 11, 2002, it was agreed to increase that reserve to Ps.1,000,000. The reserve fluctuates as CCM purchases and sales its own units in the stock market. There were no repurchases or sales by CCM of its units in 2004. In 2003, Ps.14,560 of that reserve had been used for the repurchase of Company units.

The profit for the period is subject to the legal provision requiring at least 5% of the profit for each period to be set aside to increase the legal reserve until it reaches an amount equivalent to 20% of the capital stock.

Dividends are not subject to income tax if paid from the Net Tax Profit Account. Any dividends paid in excess of that account are subject to a tax equivalent to 42.85%, 40.84% or 38.91% depending on whether paid in 2005, 2006 or 2007, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

At December 31, 2004, cumulative earnings that have been subject to income tax and can be distributed by CCM free of Mexican withholding tax were approximately Ps.432,577 (Ps.304,289 in 2003).

In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

12. COMMITMENTS AND CONTINGENCIES:

a. Commitments

On February 11, 2003, CCM signed a Master Contract with Soficole, N.V., Auchan, S.A., Flooragest, B.V. and Societe Domaine de Bonne Nouvelle, S.A.R.L. (the "Sellers") to purchase the shares of Controladora Auchan Mexicana, S.A. de C.V. (CAM) and Auchan, S.A. de C.V. (Amex). Under the terms of the respective contract, CCM has exclusive governance over CAM operations, but does not receive the shares of CAM until such time as the purchase price is completely paid over to the sellers.

On March 1st, 2003, CCM executed the purchase of Amex shares and took over the operation of five retail stores located in the central Mexico, which were converted into Megas stores.

At the end of 2004, Ps.236,001 remains as negative goodwill from the purchase of the Amex shares, which will be credited to net income in 2005. (See Note 2.s.)

CAM owns the five store buildings and additional land. According to the contracts, CCM will make six payments, without interest, in respect of the CAM shares beginning in February 2003, which under the purchase contract will be kept in trust until the last payment is made. Under the terms of the contract, CCM has the right and obligation to a) conduct the business in a diligent and efficient manner, b) maintain the accounting systems and keep the accounting records, c) operate, maintain and monitor all the real estate properties, d) manage all legal matters required to operate the business, e) provide quarterly and annual consolidated financial statements to the sellers, and f) vote at the annual shareholder’ meeting. Also, in managing CAM operations and assets, CCM is not allowed to a) contract additional debt that limits CAM’s payment capacity, b) acquire or lease properties for CAM in an amount that exceeds U.S.$250,000 without the Seller’s consent, c) use CAM’s real estate assets as collateral, d) merge the CAM real estate companies, or e) substantially modify CAM’s real estate properties without the Seller’s consent. In the event CCM fails to cover the payments, share ownership and partial payments made will be lost.

The payment schedule is as follows:

thousands
February 28, 2003	U.S.15,000
February 28, 2004	20,000
February 28, 2005	25,000
February 28, 2006	20,000
February 28, 2007	20,000
February 28, 2008	20,000

On December 19, 2003, a purchase price adjustment for the Amex and CAM shares was concluded and the original price was reduced by U.S.$1.8 million. In January 2004, CCM received the payment for that amount.

On December 31, 2004, CCM recorded the Ps.388,473 (U.S.$33.2 million) payments of the CAM shares under investment advance payments.

On February 28, 2005, CCM made the third payment of Ps.277,563 (U.S.$25 million).

b. Contingencies

The Company has contingencies for personnel compensation payments under the Labor Federal Law. At December 31, 2004 and 2003, there were no liabilities of that nature.

13. STOCK OPTION PLAN:

The Company instituted in 2001 a new stock option plan for key employees under which key employees were granted rights to purchase an amount of BC Units equal to approximately one year of their salary, converted at $6.13 and $7.68 pesos per share. These options are exercisable only on either the optionholder's date of retirement from the Company or the date which the optionholder’s turns 65 years of age. Upon exercise, the employee will receive the appreciation of the BC Units in cash. Options to purchase a total of 32,522,666 BC Units had been granted to employees at December 31, 2004 (24,841,534 at December 31, 2003). The balance of this other asset account Ps. 257,499 in 2004 (Ps. 343,904 in 2003).

We had a stock option plan for key employees under which key employees were granted rights to purchase BC Units at no less than 100% of the market price on the date the options were granted. The rights vested equally over a five-year period. We purchased the required number of BC Units granted under the terms of the plan in the stock market and deposited them in an employee's trust. When the options were exercised, the employees had the option to pay us an amount based on the exercise price of the option and receive the stock certificates from the employee trust, or to receive the appreciation of the BC Units in cash. In April 2004, that plan expired and all outstanding options were exercised. Upon the cancellation of the stock option plan, 7,681,132 BC Units were remaining in the employee's trust and are being granted in connection with a new stock option plan.

A summary of changes in the stock purchase plan during 2004, 2003 and 2002 is as follows:

	Number of Units	Weighted Average Exercise Plan
Outstanding at January 1, 2002	20,765,432	Ps. 7.05
Granted	1,101,216	6.60
Exercised	(218,779)	7.49
Cancelled	(1,679,479)	7.41
Outstanding at December 31, 2002	19,968,390	Ps. 7.00
Granted	11,541,661	6.89
Exercised	(18,286,569)	9.53
Cancelled	(3,360,052)	7.16
Outstanding at December 31, 2003	9,863,430	Ps. 7.57
Granted	-	-
Exercised	(1,228,331)	12.86
Cancelled	(953,967)	7.68
Transfer to new plan	(7,681,132)	7.68
Outstanding 31 December 31, 2004	-	-

Outstanding stock options at December 31, 2003, are as follows:

	Outstanding			Exercisable
Exercise Price Range	BC Units	Average Life (a)	Average Exercise Price	BC Units	Average Exercise Price
Ps. 5.00-7.00	2,857,853	5.4	Ps. 5.42	1,023,055	Ps. 5.25
7.01-10.00	7,005,577	5.8	8.45	1,628,563	8.29
Total	9,863,430	5.68	Ps. 7.57	2,651,618	Ps. 7.02

(a) average contractual life remaining in years.

CCM has a new plan for the sale of units over the long term. Those units may be acquired by executives under certain circumstances. Accounts receivable arising from the long-term purchasing plan are recorded in the other assets account. A total of 32,522,666 units had been granted to executives at December 31, 2004 (24,841,534 at December 31, 2003).

14. FOREIGN CURRENCY POSITION:

The foreign currency position as of December 31 is as follows:

Year-end Exchange Rates(1)
	2004	2004	2003	2004	2003
Assets:
U.S. Dollars:
Investments in securities	Ps. 306,508	U.S. 27,487	U.S. 26,709	Ps. 11.151	Ps. 11.232
Liabilities:
U.S. Dollars:
Debt and other liabilities	Ps. 1,911,917	U.S.171,457	U.S.150,577	Ps. 11.151	Ps. 11.232

(1) In pesos per U.S. dollar.

As of December 31, 2004 and 2003, the Company had foreign non-monetary assets, or whose replacement cost is determined in foreign currency, as detailed below:

	2004	2004	2003
Computer equipment	Ps. 848,725	U.S. 76,112	U.S. 72,449
Inventories	358,549	32,154	18,091
Total	Ps.1,207,274	U.S.108,266	U.S. 90,540

Other transactions carried out in U.S. dollars, for the years ended December 31 are summarized below:

	2004	2004	2003
Net export and import of goods and services	Ps. 2,844,932	U.S.255,128	U.S.248,002
Technical advisory Services	25,435	2,281	1,925
Interest payments	68,824	6,172	9,939
Total	Ps. 2,939,191	U.S.263,581	U.S.259,866

As of March 18, 2005, date of issuance of the independent auditors’ report, the exchange rate was Ps.11.17 per U.S. dollar as published by brokerage houses.

15. INCOME TAX:

At December 31, 2004, 2003 and 2002, income tax and employees’ profit sharing provision are summarized as follows:

	2004	2003	2002
Income tax due	Ps. 22,214	Ps. 73,022	Ps. 89,897
Deferred income tax	241,128	233,256	91,108
Assets tax	34,600	27,811	44,668
Employees statutory profit sharing	4,565	5,326	9,155
Gain on monetary position from the initial effect of deferred income tax	(101,473)	(86,354)	(158,673)
Total	Ps. 201,034	Ps. 253,061	Ps. 76,155

For Mexican GAAP purposes, the financial statement carrying amounts utilized in the determination of the deferred tax assets and liabilities include the inflation adjustment described in Note 3, and their respective tax bases also include the effects of inflation based on tax regulations.

In 1989, the Company received authorization from the Mexican Treasury Department to consolidate its tax result with those of its controlled companies.

As of December 31, 2004, the Company had consolidated tax losses of approximately Ps.1,629,578, which will reduce consolidated taxable income in future years up to 2014. In addition, the Company has operating loss carryforwards, which have been generated by subsidiary companies prior to their inclusion in the consolidated income tax calculation. Accordingly, the individual subsidiary companies must generate taxable income for the group to utilize such losses.

Tax loss carryforwards will expire as follows:
Years ended December 31,
2005	Ps. 27
2006	117,554
2007	37,841
2008 and Thereafter	1,474,156
Ps. 1,629,578

Prior to January 1, 2005, inventory purchases were deductible for tax purposes. Due to a change in the Mexican Income Tax Law commencing January 1, 2005, cost of sales, instead of purchases, are deductible for tax purposes. The existing inventory as of December 31, 2004 will be deductible because the Company has adopted a transitional rule that permits its deduction at the time it is consumed. The Company will be required to recognize as taxable income the aforementioned deduction, net of the tax loss carryforwards it may have, over the next several years and subject to other specific criteria.

Assets tax paid may be utilized as a credit against future income tax during the years in which the Company’s income tax in exceeds assets tax. Asset tax is available as a carryforward for up to ten years and is subject to restatement based on the NCPI when utilized. As of December 31, 2004, assets tax of Ps.572,749 is available as a tax loss carryforward, and expires from 2005 to 2014.

At December 31, the main temporary differences on which deferred income tax is recognized are summarized as shown below:

	2004	2003
Inventories	Ps. 1,634,032	Ps. 1,404,860
Fixed assets	1,672,084	1,881,556
Tax loss carryforwards	(487,160)	(552,005)
Other net items	(64,867)	(35,146)
Assets tax carryforwards	(572,749)	(642,628)
Deferred income tax payable	Ps. 2,181,340	Ps. 2,056,637

As a result of the changes to the Income Tax Law approved on November 13, 2004, the income tax rate will be 30%, 29% and 28%, in 2005, 2006 and 2007, respectively. The effect of these tax rate reduction is a decrease in the deferred income tax liability by Ps.206,348 in 2004, increasing the net income by the same amount.

Below is a reconciliation of the statutory income tax rate of the actual current income tax rate for the year ended December 31:

	2004	2003	2002
Income tax computed at statutory tax rate	33%	34%	35%
Depreciation and amortization	(13%)	3%	(19%)
Inventories	(2%)	(2%)	(6%)
Inflationary interest adjustment and net monetary gain (B-10)	(2%)	(4%)	(24%)
Provisions	2%	10%	19%
Others	(8%)	1%	14%
Tax loss carryforwards	(2%)	(26%)	(17%)
Provision for current and deferred taxes	8%	16%	2%

16. SEGMENT INFORMATION:

The Company’s reportable business segments are disclosed in compliance with Statement B-5, "Financial Information by Segment".

The Company is mainly engaged in the operation of supermarkets and mass merchandising stores in Mexico.

The Company operates in three segments: (1) the CCM Group, which includes the Comercial Mexicana and Bodega supermarkets and Mega hypermarkets, and comprises its core business, (2) the Costco de México Group, which operates Costco de Mexico, its joint venture with Costco Wholesale Corporation, and (3) the Other Group, which includes its Sumesa stores and Restaurantes California.

Information under Mexican GAAP on the Company’s reportable segments is provided below:

As of and for the year ended December 31, 2004	CCM Group	Costco de Mxico Group Joint Venture	Other Group	Total
Net sales	Ps. 28,474,745	Ps. 7,566,457	Ps. 1,548,172	Ps. 37,589,374
Cost of sales	22,485,601	6,552,931	942,899	29,981,431
Gross profit	5,989,144	1,013,526	605,273	7,607,943
Selling, general and administrative expenses	4,588,256	722,476	527,733	5,838,465
Operating income	1,400,888	291,050	77,540	1,769,478
Integral result of financing	(149,722)	(22,964)	(3,365)	(176,051)
Income taxes(1)	167,115	22,470	11,449	201,034
Net income	1,389,144	284,039	44,417	1,717,600
Property, equipment and leasehold and owned buildings improvement	Ps. 15,677,993	Ps. 2,829,404	Ps. 639,501	Ps. 19,146,898
Liabilities	6,146,333	933,694	121,069	7,201,096
Capital expenditures	1,512,136	440,362	83,244	2,035,742

As of and for the year ended December 31, 2003	CCM Group	Costco de Mxico Group Joint Venture	Other Group	Total
Net sales	Ps. 28,414,771	Ps. 6,952,051	Ps. 1,411,654	Ps. 36,778,476
Cost of sales	22,486,862	6,076,359	852,147	29,415,368
Gross profit	5,927,909	875,692	559,507	7,363,108
Selling, general and administrative expenses.	4,738,840	654,719	491,217	5,884,776
Operating income	1,189,071	220,972	68,289	1,478,332
Integral result of financing	239,654	(38,794)	(4,662)	196,198
Income taxes(1)	202,763	32,783	17,515	253,061
Net income	804,074	236,041	45,916	1,086,031
Property, equipment and leasehold and owned buildings improvements	Ps. 14,730,849	Ps. 2,502,275	Ps. 596,723	Ps. 17,829,847
Liabilities	5,432,238	954,181	86,119	6,472,538
Capital expenditures	1,215,097	342,760	57,893	1,615,750

As of and for the year ended December 31, 2002	CCM Group	Costco de Mxico Group Joint Venture	Other Group	Total
Net sales	Ps. 27,224,790	Ps. 6,489,786	Ps. 1,340,861	Ps. 35,055,437
Cost of sales	21,683,169	5,686,212	809,779	28,179,160
Gross profit	5,541,621	803,574	531,082	6,876,277
Selling, general and administrative expenses	4,776,863	616,342	477,154	5,870,359
Operating income	764,758	187,231	53,929	1,005,918
Integral result of financing	124,114	(52,745)	(6,745)	64,624
Income taxes(1)	4,432	77,954	(6,231)	76,155
Net income	637,726	166,374	58,596	862,696
Property, equipment and leasehold and owned buildings improvements	Ps. 14,348,362	Ps. 2,359,671	Ps. 562,148	Ps. 17,270,181
Liabilities	5,214,123	847,983	116,721	6,178,827
Capital expenditures	511,869	223,145	76,940	811,954
**(1) Amounts include current and deferred income tax, asset tax and employee profit sharing.

17. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statement for the effects of inflation required under Statement B-10 and Mexican National Banking and Securities Commission ("CNBV") requirements, as amended. The application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The application of Statement B-10 to the U.S. GAAP adjustments follows the methodology discussed in Note 3.

The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP are presented below together with an explanation, where appropriate, of the adjustments that affect the determination of the consolidated results of operations (net of effects of minority interest), for each of the three years in the period ended December 31, 2004 , 2003 and 2002 and stockholders’ equity at December 31, 2004 and 2003.

Reconciliation of Net Income

Net income is reconciled as follows:

	Year ended December 31,
		2004	2003	2002
Net income reported under Mexican GAAP		Ps. 1,717,600	Ps. 1,086,031	Ps. 862,696
U.S. GAAP adjustments:
Deferred income taxes	a.	(6,372)	(60,299)	29,511
Deferred employee profit sharing	a.	(7,401)	2,419	(2,489)
Compensation gain from stock option plan	c.	35,165	5,432	17,986
Adjustments on minority interest	e.	(3,696)	573	2,514
U.S. GAAP effect on equity in earnings from affiliates	f.	(5,007)	(3,479)	12,081
Effect of inflation accounting on U.S. GAAP Adjustments	d.	2,262	14,192	473
Reverse of the negative goodwill accretion	g.	(210,849)	(148,950)	-
Consolidation of the CAM results for the year	g.	24,109	17,946	-
Financing cost from the CAM long term debt	g.	5,179	(83,889)	-
Total U.S. GAAP adjustments		(166,610)	(256,055)	60,076
Net income under U.S. GAAP		Ps. 1,550,990	Ps. 829,976	Ps. 922,772
Weighted average units outstanding (thousands)		1,086,000	1,079,765	1,078,225
Outstanding units under stock purchase plans		32,523	34,705	44,810
Diluted weighted average units outstanding (thousands)		1,118,523	1,114,470	1,123,035
Basic income per unit under U.S. GAAP		Ps. 1.43	Ps. 0.77	Ps. 0.86
Diluted net income per unit under U.S. GAAP		Ps. 1.39	Ps. 0.75	Ps. 0.82

Comprehensive Income

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" establishes rules for the reporting of comprehensive income and its components. Comprehensive income includes net income and loss from holding non-monetary assets. The following table summarizes the components of comprehensive income under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002.

	Year ended December,
	2004	2003	2002
Net income	Ps. 1,550,989	Ps. 829,976	Ps. 922,772
Loss from holding non-monetary assets	(220,211)	(198,097)	(252,576)
Comprehensive income	Ps. 1,330,778	Ps. 631,879	Ps. 670,196
Accumulated comprehensive income at end of year	Ps. 4,033,562	Ps. 2,801,230	Ps. 2,187,097

Reconciliation of Stockholders’ Equity

Stockholder’s equity is reconciled as follows:

	December 31,
		2004	2003
Stockholders equity under Mexican GAAP		Ps. 15,169,046	Ps. 13,782,572
Approximate U.S. GAAP adjustments:
Minority interest net of impact of U.S. GAAP adjustments	e.	(96,721)	(93,673)
Deferred income taxes	a.	(19,427)	1,897
Deferred employee profit sharing	a.	(7,401)	-
US. GAAP Effect Equity in earnings from affiliates	f.	(45,505)	(40,498)
Accrued liability under stock option plan	c.	-	(36,990)
Receivable under stock option plan	c.	(230,728)	(257,499)
Net book value of CAM acquired assets	g.	644,779	620,670
Reversal of negative goodwill	g.	236,001	446,413
Long term liabilities payables to CAM shareholders	g.	(874,910)	(1,089,333)
Reversal of the CAM investment	g.	(388,473)	(179,229)
Total U.S. GAAP adjustments		(782,385)	(628,242)
Stockholders equity under U.S. GAAP		Ps. 14,386,661	Ps. 13,154,330

Analysis of changes in Stockholders’ Equity under U.S. GAAP
		2004	2003
Stockholders equity at beginning of year		Ps. 13,154,330	Ps. 12,540,196
Net income		1,550,989	829,976
Dividends paid		(125,218)	(124,736)
Reissuance of shares for stock option plan, net		-	37,658
.(Repurchase) reissuance of treasury stock		-	24,868
Loss from holding non-monetary assets	a	(220,211)	(198,095)
Change in receivable under stock option plan	c.	26,771	86,403
Payments to employees under stock option plan	c.	-	(41,940)
Stockholders equity at end of year		Ps. 14,386,661	Ps. 13,154,330

a. Deferred Income Taxes and Employee Profit Sharing

The Company follows the provisions of the revised Statement D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing", for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income tax in accordance with U.S. GAAP SFAS 109 "Accounting for income Taxes" ("SFAS 109").

At December 31, the primary components of net deferred tax liability under U.S. GAAP consists of the following:

		2004		2003
	SFAS No.109 Applied to Mexican GAAP Balances (1)	SFAS No. 109 Applied to U.S. GAAP Adjustments	SFAS No. 109 Total	SFAS No. 109 Total
Deferred income tax:
Short-term:
Inventories	Ps. (1,386,624)	Ps. -	Ps. (1,386,624)	Ps. (1,140,174)
Deferred revenue	-	6,120 (3)	6,120	-
Accrued vacations	9,663	-	9,663	10,791
Tax loss carryforwards	437,871	71,587 (3)	509,458	520,966
Prepaid expenses	(6,120)	-	(6,120)	(51,998)
Layaway sales	3,413	-	3,413	26,331
Total short-term	(941,797)	77,707	(864,090)	(634,084)
Long-term:
Fixed assets	(1,545,175)	(24,729) (3)	(1,569,904)	(1,766,656)
Equity investments	-	(334,429) (2)	(334,429)	(276,120)
Deferred revenue	-	9,000 (3)	9,000	-
Prepaid expenses	(9,000)	-	(9,000)	-
Seniority premiums	23,667	-	23,667	22,809
Asset tax credit carryforwards	543,989	-	543,989	701,376
Total long-term	(986,519)	(350,158)	(1,336,677)	(1,318,591)
	(1,928,316)	(272,451)	(2,200,767)	(1,952,675)
Less valuation allowance on asset tax	-	-	-	(102,065)
Net deferred income tax liabilities	Ps. (1,928,316)	Ps. (272,451)	Ps. (2,200,767)	Ps. (2,054,740)
(1) Does not include deferred taxes on Costco.
(2) Deferred tax on Costco equity investment.
(3) Deferred tax arising from the consolidation of CAMS financial statements. See note 17g.

For the year ended December 31, 2004 and 2003, the difference in net deferred tax liabilities between Mexican and US GAAP was as follows:

	Mexican GAAP	U.S. GAAP	Difference
Deferred tax liability:
At December 31, 2003	Ps. (2,056,637)	Ps. (2,054,740)	Ps. 1,897
At December 31, 2004	(2,181,340)	(2,200,767)	(19,427)
Net Change	Ps. (124,703)	Ps. (146,027)	Ps. (21,324)

	Mexican GAAP	U.S. GAAP	Difference
Deferred tax liability:
At December 31, 2002	Ps. (2,261,520)	Ps. (2,199,324)	Ps. 62,196
At December 31, 2003	(2,056,637)	(2,054,740)	1,897
Net Change	Ps. 204,883	Ps. 144,584	Ps. 60,299

The net change in the deferred tax liabilities during the year ended December 31, 2004 and 2003 was allocated to the following components:

	Mexican GAAP 2004	U.S. GAAP 2004	Difference
Deferred tax expense:	Ps. (241,128)	Ps. (247,500)	Ps. (6,372)
Monetary gain	101,473	101,473	-
	Ps. (139,655)	Ps. (146,027)	Ps. (6,372)

	Mexican GAAP 2003	U.S. GAAP 2003	Difference
Deferred tax expense:	Ps. (233,255)	Ps. (293,554)	Ps. (60,299)
Monetary gain	86,353	86,353	-
	Ps. (146,902)	Ps. (207,201)	Ps. (60,299)

The effect of the U.S. GAAP deferred tax related adjustment on the comprehensive income is as follows:

	Mexican GAAP 2004	U.S. GAAP 2004	Difference (1)
Result from holding non-monetary assets:	Ps. (205,260)	Ps. (220,211)	Ps. (14,951)
(1) Reversal of the deferred tax amount recorded under Mexican GAAP as part of the proportional consolidation of Costco de Mexico.

In 2003, CCM acquired a company with tax loss carryforwards. The Company recorded this transaction under EITF 98-11, "Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations", for both Mexican and US GAAP purposes, and recognized a tax asset of Ps.85,672 and a deferred credit of Ps.77,029.

Under Mexican law, employees’ profit sharing is computed at 10% of the individual income of each of the Company’s subsidiaries. The calculation is based on taxable income adjusted to exclude the effects of inflation and asset restatement. While the employee profit sharing provision is calculated in a manner similar to income tax, it is classified as an operating expense under U.S. GAAP.

The components of net deferred employee profit sharing liability under U.S. GAAP consist of the following:

	December 31,
	2004	2003
Deferred employee profit sharing:
Short-term:
Inventories	Ps. (15,359)	Ps. (818)
Accrued vacations	3,197	3,371
Total short-term	Ps. (12,162)	Ps. 2,553
Long-term:
Fixed assets	(3,037)	(195)
Seniority premiums	7,798	7,127
Total long-term	4,761	6,932
Total deferred employee profit sharing before reserve	(7,401)	9,485
Reserve for employee profit sharing	-	(9,485)
Total deferred employee profit sharing	Ps. (7,401)	Ps. -

The distribution of the net change in deferred employee profit sharing under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 is provided below:

	2004	2003	2002
Deferred profit sharing income (expense)	Ps. (7,401)	Ps. 2,419	Ps. (2,489)
Monetary gain	-	-	70
	Ps. (7,401)	Ps. 2,419	Ps. (2,419)

b. Seniority Premiums and Pension Plan

Liabilities and cost related to pension plans and seniority premiums are recorded under Mexican GAAP and under US GAAP according to Statement of Financial Accounting Standards No. 87. "Employers’ Accounting for Pensions", as amended by Statement of Financial Accounting Standards No. 132, "Employees Disclosures about Pensions and Other Postretirement Benefits". US GAAP requires more extensive disclosure, mainly in relation to the components of net cost for the year, assumptions involved in the calculations of the cost of the period and projected liability.

The cost of the period is analyzed as follows:

	December 31,
	2004	2003	2002
Service cost	Ps. 12,933	Ps. 13,589	Ps. 12,965
Interest cost	5,541	5,074	3,410
Actual return on plan assets	(1,482)	(1,729)	(1,137)
Net amortization and deferral	3,692	3,061	609
Settlement loss	-	-	-
Net cost under U.S. GAAP	20,684	19,995	15,847
Net cost under Mexican GAAP	(20,684)	(19,995)	(15,847)
Difference to be recognized under U.S. GAAP	Ps. -	Ps. -	Ps. -

Assumptions used in the calculation of net cost as of December 31, are:

	December 31,
	2004	2003	2002
Weighted average discount rates	3.50%	3.50%	3.50%
Rates of increase in compensation levels	1.00%	1.00%	1.00%
Expected long-term return on assets	4.50%	4.50%	5.00%

The seniority premium and pension plan liabilities as of December 31, 2004 and 2003 are as follows:

	2004	2003
Actuarial present value benefit obligations:
Vested benefit obligations	Ps. (53,007)	Ps. (83,093)
Non-vested benefit obligations	(82,433)	(63,592)
Accumulated benefit obligations	(135,440)	(146,685)
Fair value of plan assets	36,742	32,907
Accumulated benefit obligations in excess of plan assets	Ps. (98,698)	Ps. (113,778)
Projected benefit obligations	Ps. (161,559)	Ps. (158,765)
Plan assets	36,742	32,907
Unfounded projected benefit obligations	(124,817)	(125,858)
Unfounded projected benefit obligation to be recognized in future years:
Unrecognized net gain	(1,443)	(14,809)
Unfounded projected benefit obligations to be recognized in the consolidated balance sheet under U.S. GAAP	(126,260)	(140,667)
Accrued cost recognized in the consolidated balance sheet under Mexican GAAP	126,260	140,667
Additional liability under U.S. GAAP	Ps. -	Ps. -

The assets of the seniority premium and pension plan trust are invested in equity securities and corporate and government bonds.

The actual investment return of the seniority premium trusts based on fair market values is Ps. 2,801 and Ps. 1,438 as of December 31, 2004 and 2003, respectively.

Changes in the plan’s funded status and plan assets during the year ended December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	Ps. 158,765	Ps. 145,849
Service cost	12,933	13,066
Interest cost	5,541	4,880
Actuarial gain	(1,377)	(1,285)
Benefits paid	(14,303)	(3,745)
Benefit obligation at end of year	Ps. 161,559	Ps. 158,765
Change in plan assets:
Fair value of plan assets at beginning of year	Ps. 32,908	Ps. 38,374
Actual return on plan assets	2,801	1,438
Companys contribution	7,959	6,397
Benefits paid	(6,926)	(1,125)
Withdraw of plan assets	-	(12,177)
Fair value of plan assets at end of year	Ps. 36,742	Ps. 32,907

c. Stock Option Plan

As of December 31, 2004, the Company had a stock option plan for key employees as described in Note 13. The Company purchased the required number of shares granted under the terms of the plan in the stock market and deposits them in a trust. Under Mexican GAAP the purchased units were recorder as an other assets. Under U.S. GAAP, this purchase would have been reflected as a reduction in stockholder's equity as treasury stock.

On October 2, 2003, the Company instituted a new stock option plan for key employees under which key employees were granted rights to receive the appreciation of an amount of BC Units equal to approximately one year of their salary, converted at $7.68 pesos per share. The Company purchased in the stock market and deposited into a new employee’s trust the number of BC Units required under the terms of the plan less 7,681,132 BC Units, which were subsequently transferred into the new employee’s trust. These options are exercisable only on either the optionholder’s death, date of retirement from the Company or the date which the optionholder turns 65 years of age. Upon exercise, the employee’s trust will sell the BC Units in the Mexican stock market and the proceeds will be used to pay the employee the appreciation of the BC Units in cash, with the remaining balance returned to the Company. Rights to receive the appreciation of a total of 32,522,666 BC Units had been granted to employees at December 31, 2004 (24,841,534 at December 31, 2003).

During 2004 there were no payments to employees upon exercise of the stock appreciation rights. The amounts paid to employees upon exercise of the stock appreciation rights amounted to Ps. (41,940) and Ps 1,101 during the years ended December 31, 2003, and 2002, respectively.

The following table summarizes the activity in treasury stock, under U.S. GAAP, for the three years ended on December 31, 2004.

	Units	Ps.(Thousands)
Balance at January 1, 2002	44,809,924	Ps. 343,904
Purchases	6,384,196	37,658
Issuance of shares upon exercise of options	-	-
Balance at December 31, 2002	51,194,120	381,562
Purchases	-	-
Issuance of shares upon exercise of options	(16,489,156)	(124,063)
Balance at December 31, 2003	34,704,964	257,499
Purchases	-	-
Issuance of shares upon exercise of options	(2,182,298)	(26,771)
Balance at December 31, 2004	32,522,666	Ps. 230,728

d. Effects of Inflation on U.S. GAAP Adjustments

This item represents the inflation adjustment calculated under Statement B-10 applied to the changes in monetary assets and liabilities generated by the application of U.S. GAAP to the Company’s financial statements.

Effect of inflation accounting on U.S. GAAP adjustments for the years ended December 31,

	2004	2003	2002
Adjustment relating to:
Deferred income taxes	Ps. -	Ps. -	Ps. 15
Deferred employee profit sharing	-	-	70
Liability under stock purchase plan	-	-	388
Receivable under stock option plan and accrued liability under stock option plan	2,262	779	-
Inflation effect of CAM acquisition	-	13,413	-
	Ps. 2,262	Ps. 14,192	Ps. 473

e. Minority Interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity. When applicable, the effect of the U.S.GAAP adjustments on the equity and net income were quantified and included in the equity and net income GAAP reconciliations.

f. Equity in Earnings of Affiliates

For Mexican GAAP, the Company accounts for its 50% joint venture in Costco de México by the proportional consolidation method. For U.S. GAAP purposes, this investment is treated as an equity investment.

The Company’s net investment in the Costco de México Group joint venture under U.S. GAAP differs from that recorded under Mexican GAAP due to the method of accounting for pre-opening costs and revenue recognition related to membership fees as summarized below:

	December 31,
	2004	2003
Investment in Costco de Mexico joint venture:
Mexican GAAP	Ps. 2,996,825	Ps. 2,739,930
U.S. GAAP	2,951,320	2,699,432
Adjustment	Ps. (45,505)	Ps. (40,498)

Below is the condensed financial information for the Costco de México joint venture in accordance with U.S. GAAP:

	December 31,
	2004	2003
Current assets	Ps. 3,033,589	Ps. 3,110,262
Non-current assets	5,789,868	5,183,117
Total assets	Ps. 8,823,457	Ps. 8,293,379
Current liabilities	Ps. 2,180,592	Ps. 2,191,898
Non-current liabilities	740,225	702,616
Stockholders equity	5,902,640	5,398,865
Total liabilities and stockholders equity	Ps. 8,823,457	Ps. 8,293,379

	Year ended December 31,
	2004	2003	2002
Revenues	Ps. 15,123,558	Ps. 13,894,237	Ps. 12,969,920
Net income	558,064	457,087	356,908

g. Consolidation of Auchan Operations.

As noted in Note 12, in February 2003, Controladora Comercial Mexicana (CCM) signed three contracts with Controladora Auchan Mexicana shareholders, Controladora Auchan Mexicana (CAM) and Auchan (AMEX), for the acquisition of 100% of the CAM and AMEX shares.

As provided in Mexican GAAP, each of the acquisitions was treated separately. The AMEX acquisition was accounted for in 2004 and resulted in the recognition of Ps.595,799 of negative goodwill, which is being applied to income over three years on a straight-line basis. The payments related to the acquisition of CAM are being recorded as a permanent investment and the acquisition will be recorded in 2008, once all the payments have been made.

Under U.S. GAAP, both transactions are treated as an integrated transaction and accounted for as a business combination, in accordance with SFAS 141 "Business Combination", since February 2003, the effective date of acquisition. The acquired assets and results of operations represented 2.9% and 1.0%, in 2003, of the total CCM consolidated assets and results of operations.

Under U.S. GAAP, the purchase price of Ps.1,217,572 was determined as to the net present value of U.S.$120,000,000 to be paid to the seller, adjusted by the purchasing adjustment price. The Ps.944,220 negative goodwill arising from the acquisition was allocated as a pro rata reduction of the fair value of the assets acquired. Also, the long-term liability was determined at the net present value of future payments.

The reconciliation of the stockholders’ equity includes the following reconciling items: a) the consolidation of CAM’s consolidated results of operations, post acquisition and consolidated financial position, b) the recognition of the long-term liability arising from the transaction, c) the reversal of the unamortized balance of the negative goodwill recognized under Mexican GAAP, and d) the reversal of the amount recorded as permanent investment on CAM shares under Mexican GAAP.

The reconciliation of the net income includes the following reconciliation items: a) the reversal of the negative goodwill amortization recorded under Mexican GAAP, b) the recognition of the financing cost, net of monetary gain, related to the recognized long-term liability, c) the consolidation of CAM results from the acquisition date through December 31, 2003 for the year ended December 31, and 2004, before deferred tax effect.

h. Basic Income Per Unit and Diluted Net Income Per Unit

In accordance with SFAS No. 128, "Earnings per Share" U.S. GAAP requires disclosures of basic earnings per share by using the weighted average number of units outstanding. Diluted net income per unit differs from basic net income per unit, since the weighted average number of units is adjusted to include potential number of additional units that would have been outstanding under the stock option plan.

i. Cash Flow Information

Under Mexican GAAP, the Company presents statements of changes in financial position. The changes in the financial statement balances included in this statement constitute the generation and application of resources stated in pesos of constant purchasing power as of December 31, 2004.

The changes in the financial statement balances included herein constitute cash flow activities stated in Mexican pesos in purchasing power as of December 31, 2004 (including monetary and foreign exchange gains and losses, which are considered cash gains and losses in the constant Mexican peso financial statements). Under Mexican GAAP, the effect of restatement of prior year’s balance sheet balances to Mexican pesos of constant purchasing power are reflected in the stated change of the asset or liability in the statements of changes in financial position and the gain from monetary position is presented as a component of operating activities. Included within financing activities in the statements of changes in financial position for notes payable and long-term debt securities are the effects of restating the prior year notes payable and debt securities balances to constant Mexican pesos.

Under Mexican GAAP, foreign exchange gains or losses are included in the net change in the respective assets and liabilities within resources provided by or used for operating and financing activities. Under U.S. GAAP, foreign exchange gains or losses are presented as an adjustment to reconcile net income to net cash provided by or used for operating activities.

The statement of cash flow presented below is in accordance with SFAS No. 95, "Statement of Cash Flows" ("SFAS 95") and includes the effect of the U.S. GAAP difference for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Net income	Ps. 1,550,990	Ps. 829,976	Ps. 922,772
Operating activities:
Adjustments to reconcile net income to resources Provided by (used for) operating activities:
Depreciation and amortization	546,649	592,464	674,220
Seniority premiums	19,549	18,780	14,781
Minority interest	4,101	43	(3,018)
Deferred income taxes	146,027	207,201	(97,090)
Deferred employee profit sharing	7,401	(2,419)	2,420
Equity in earnings of affiliates	(279,032)	(228,544)	(178,455)
Monetary gain	(295,794)	(243,296)	(320,524)
Unrealized exchange gains	23,491	22,973	187,411
Accrued Interest	9,273	9,194	36,165
Financial instruments	38,460	66,938	(8,239)
Write off of fixed assets	360,712	289,905	211,829
Effects US Gaap of Auchan acquisitions	181,124	201,478	-
.(Benefit) compensation expense of stock purchase plan	(35,165)	(5,432)	(17,986)
	2,277,786	1,759,261	1,424,286
Changes in operating assets and liabilities:
.(Increase) decrease in:
Trade accounts receivable	90,579	(216,786)	42,607
Inventories	(1,278,910)	(184,788)	8,132
Other accounts and notes receivable	361,540	(302,685)	(1,749,048)
Affiliated companies	(36,800)	25,678	990
Prepaid expenses and other assets	113,545	(153,654)	75,202
Increase (decrease) in:
Trade payables	1,021,318	377,351	508,125
Taxes payable	(10,538)	(110,273)	31,671
Other accrued liabilities	(526,167)	351,330	84,371
	(265,433)	(213,827)	(997,950)
Net cash provided by operating activities	2,012,353	1,545,434	426,336
Financing activities:
Short terms bank loans	-	1,602,254	172,689
Repayment of bank loans	-	(1,421,485)	(117,948)
Paid in capital from reissuance of treasury stock	-	10,307	2,534
Reissuance (repurchase) of treasury stock	-	14,560	(2,819)
Repurchase of shares for stock option plan, net	-	37,658	(37,658)
Dividends paid	(125,218)	(124,736)	(131,773)
Net cash (used in) provided by financing activities	(125,218)	118,558	(114,975)
Investing Activities:
Other assets	(209,779)	(56,747)	(125,929)
Acquisition of property and equipment, additions to real estate, leasehold and owned buildings improvements and other assets	(1,603,751)	(1,273,241)	(588,267)
Net cash used in investing activities	(1,813,530)	(1,329,988)	(714,196)
Net (decrease) increase in cash and temporary investments	73,605	334,004	(402,835)
Effects of inflation on cash at beginning of the year	76,280	53,480	(107,878)
Cash and temporary investments at beginning of the year	701,044	313,560	824,273
Cash and temporary investments at end of the year	Ps. 850,929	Ps. 701,044	Ps. 313,560

Net resources provided by operating activities reflect cash payments for interest and income taxes as follows:

	December 31,
	2004	2003	2002
Interest	Ps. 149,770	Ps. 157,625	Ps. 161,763
Income taxes	69,889	132,649	130,808

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

If a derivative instrument qualifies as a fair value hedge under the applicable guidance and is documented as such, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge under the applicable guidance and is documented as such, the effective portion of the gain or loss on the hedging instrument is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of a the change of a hedging derivative’s fair value, where that derivative is used in a cash flow hedge, is recorded in current earnings. Classification in the statement of operations of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a cash flow hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statements of operations.

CCM management does not document its derivative instruments as hedges; therefore, the changes in the fair value of CCM derivative instruments are recorded in the income statement.

The following methods and assumptions are used to estimate the fair value of financial instruments:

Receivables, Temporary Investments and Short Term Borrowings: The carrying amounts approximate fair value because of the short maturity of those instruments. Values for temporary investments and financial instruments are obtained from quoted market values.

As of December 31, the estimated fair values of CCM’s financial instruments are as follows:

	2004		2003
	Fair Value	Notional Amount	Fair Value	Notional Amount
Rate swaps	Ps. (180,696)	Ps. 3,719,640	Ps. 58,699	Ps. 2,214,968

	2004		2003
	Fair Value	Notional Amount	Fair Value	Notional Amount
Currency swaps	Ps. 278,054	Ps. 914,325	Ps. -	Ps. -

As of December 31, the estimated fair values of CCM’s debenture bonds are as follows:

	2004		2003
	Fair Value	Notional Amount	Fair Value	Notional Amount
Private placement	Ps. 1,086,475	Ps. 1,115,100	Ps. 1,113,653	Ps. 1,181,494

	2004		2003
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Debenture bonds	Ps. 719,980	Ps. 611,152	Ps. 738,735	Ps. 609,640

For the years ended December 31, 2004, 2003 and 2002 CCM recognized a net gain of Ps. 87,891, net loss of Ps. 477 and net gain of Ps. 54,163 respectively.

k. Lease Revenue

The Company leases retail space in its stores to outside parties under non-cancelable operating leases, all the lease contract are renewable each year.

Total rentals included in income for the years ended December 31, 2004, 2003 and 2002 were Ps.194,884, Ps.165,864 and Ps.143,400, respectively.

l. Condensed Financial Information

The condensed balance sheet and income statement presented below reflect the Costco de México Group joint venture an other investments as an equity investment and include the effects of all U.S. GAAP adjustments.

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and temporary investments	Ps. 856,126	Ps. 701,049
Inventories	4,622,954	3,564,254
Other current assets	2,661,688	3,224,971
	8,140,768	7,490,274
Non-current assets	16,347,232	15,821,790
Equity in affiliates	2,890,505	2,638,636
Total assets	Ps. 27,378,505	Ps. 25,950,700
LIABILITIES AND STOCKHOLDERS
Current liabilities	Ps. 8,527,857	Ps. 7,329,467
Long-term liabilities	4,448,067	5,454,593
Total liabilities	12,975,924	12,784,060
Minority interest	15,920	12,310
Stockholders equity	14,386,661	13,154,330
Total liabilities and stockholders equity	Ps. 27,378,505	Ps. 25,950,700

	Year ended December 31,
	2004	2003	2002
Net sales	Ps. 30,015,903	Ps. 29,844,477	Ps. 28,561,547
Operating income	1,439,942	1,201,781	757,679
Comprehensive financing results	165,719	(313,072)	(90,702)
Equity in earnings of affiliates	279,032	228,543	178,454
Other income	(158,320)	(3,633)	83,068
Income before taxes	1,726,373	1,113,619	928,499
Income tax	(171,283)	(283,599)	(7,577)
Minority interest	(4,101)	(44)	1,850
Net income	Ps. 1,550,989	Ps. 829,976	Ps. 922,772

m) New accounting pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs-an Amendment of ARB No. 43" ("SFAS No. 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is evaluating the impact that this standard may have on its financial position and results of operations.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004). Share-Based Payments. This provides guidance on how companies must recognize the compensation cost relating to share-based payment transactions in their financial statements. It will require companies to recognize a compensation cost for the value of options granted in exchange for employee services, based on the grant date fair value of those instruments. FASB No. 123 (revised) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, however early application is possible. The Company has not elected early application and therefore this Statement has no impact on the Company’s 2004 financial statements

In June 2005, the FASB published SFAS No. 154, "Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the impact that this statement may have on its financial position or results of operations.

AGENDA

EXTRAORDINARY GENERAL MEETING

  Proposal for partial amendment of the company’s bylaws, for their adjustment to the changes in the Securities Market Law published in the June 1, 2001 Official Gazette. Resolution.

  ORDINARY GENERAL MEETING

  Board of Directors’ Report; presentation of the 2001 CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. financial statements. Statutory Auditor’s report. Agreements reached with respect to said information and performance of the Board of Directors.
  Determination on the application of earnings, with the possible decree of dividends of $0.107 per unit representing four shares, and determination of the amount of resources to be set aside for the purchase of own shares during the current period.

  Designation or ratification of the members of the Board of Directors, the

  Statutory Auditor, and of the members of the Executive and

  Audit Committees.

  Determination of Board of Directors and Statutory Auditor compensation.
  Designation of representative to follow up on compliance with the resolutions adopted at this Meeting, and formalization as applicable.
  FIRST ITEM.- In addressing the first item on the agenda, the President explained to the stockholders that the amendments to the Securities Market Law published in the June 1, 2001 Official Gazette require that stock issuers modify their bylaws as per article 14 Bis 3 of said Law. A project of the bylaw articles to be modified as per said Law was distributed to the stockholders for their consideration and resolution thereof.

Having read and discussed the project submitted for their consideration, and with a majority vote representing 98.252% of paid-in capital, the Stockholders agreed to:

RESOLUTION

FIRST.- Amend clauses: nine, ten, twelve to fourteen, eighteen to twenty three, twenty five and twenty six of the bylaws, as follows:

NINETH, paragraph five:

In the terms of article 14 Bis 3 of the Securities Market Law, the Company can acquire own shares through the stock market at the current market price, provided the purchase is conducted with a charge to the company’s capital stock and, if applicable, to a reserve from after tax earnings denominated reserve for the acquisition of own shares. For these purposes, the General Stockholders Meeting is to indicate expressly, for each period, the maximum amount to be allocated to the purchase of own shares, with the only limitation that the sum of the resources allocated for said purpose not exceed the total balance of the Company’s after tax earnings, including retained earnings.

NINETH, paragraph nine:

The purchase and placement of shares in the terms set forth is regulated by the general rules issued by the National Banking and Securities Commission, in the terms of the Law.

TENTH, last paragraph:

Definitive stock certificates must be issued within a term no longer that ninety calendar days as from the date on which the share issuance or exchange was agreed.

TWELFTH - TYPES OF MEETINGS.- The General Stockholders’ Meeting is an entity’s Supreme Organ empowered to resolve all matters submitted for its consideration, without detriment to the functions reserved for management, and its decisions are mandatory for all the partners, present, absent or dissident, except as concerns the provisions of article 201 and 206 of the General Corporations Law, with respect to point f) of section VI article 14 Bis 3 of the Securities Market Law. Extraordinary General Meetings are convened to reach agreements regarding the matters mentioned in article 182 of the General Corporations Law, except as concerns variable capital stock increases or decreases, which, like any other matter not reserved for an Extraordinary Meeting, must be addressed at an Ordinary Meeting. Special Meetings are convened to address matters that can affect the rights of a single category of stockholders. All the different types of meetings must be held at the entity’s domicile, except in the event of an act of God. An Ordinary Meeting must be held at least once a year on the date established by the Board of Directors within the four-month period following the end of the period, and is convened to address the matters indicated in article 181 of the General Corporations Law and to present to the stockholders the entity’s financial statements, both individual and consolidated with the companies of which the entity is a stockholder, in conformity with accounting principles, as well as the purchase operations and placement of own shares referred to in Clause Nine.

THIRTEENTH - CONVENING A MEETING.- Extraordinary and Special Ordinary Stockholders’ Meetings are convened by the Board of Directors, either through the Secretary or the Chairman of the Board, the Statutory Auditor or the persons referred to in article 178, 184 and 185 of the Corporations Law, as well as in article 14 Bis 3 of the Securities Market Law.- Meetings are convened through publications in a high circulation newspaper of the entity’s location or in the Official Gazette.- For Ordinary Meetings, the first and second notifications must be published at least five and ten days, respectively, prior to the date of the meeting.- For Extraordinary Meetings, the minimum terms for publishing these notifications are ten days for the first call to meeting and five days for the second.- In all cases, these notifications must indicate the place, date and time at which the meeting is to be held, as well as the Agenda. Items under "General Matters" must not include the points referred to article 181 and 182 of the General Corporations Law and its subsribed by a person expressly authorized for do so.- As from publication of the notification convening a stockholders’ meeting, the information and documentation related to each of the points established in the agenda must be made available to the stockholders immediately and free of charge.- All resolutions adopted with infractions A/in violation of the provisions of this article are void, unless the overall shares are represented during the vote. Meetings can be held without notification, and resolutions adopted at said meetings are valid, provided the entire capital stock is represented during the vote.

FOUTREENTH - ADMISSION TO MEETINGS.- For admission to meetings, stockholders must: be registered as such in the Shareholders’ Registration Book, and obtain from the Secretary of the Board of Directors a card for admission to the meeting in question. To obtain said card, the stockholders are required to deposit, in advance and at a location specified in the notification, the certificates of shares in circulation that they hold or the certificate of share deposit issued by a domestic credit institution duly authorized to do so. The stockholders can be represented at the meetings by a representative holding a general or special power of attorney or designated through the forms prepared by the Entity in question, provided these forms meet the following requirements: (i) clearly indicate the name of the entity in question, and the respective agenda; (ii) provide sufficient space for the instructions of the stockholder granting the power of attorney to execute said power. The entity must keep on file said forms during the terms set forth in article 173 of the General Corporations Law, to be made available upon request to the securities market intermediaries substantiating their status as representatives of stockholders, in order for said intermediaries to promptly delivery said forms to the stockholders they represent. The Secretary of the Board of Directors is required to ensure compliance with the provisions of this clause and to submit the corresponding report at the stockholders meeting, to be set forth in the minutes of the meeting in question.

SIXTEENTH.-

The following paragraph was added:

Stockholders with voting rights, who hold at least ten percent of the shares represented in the meeting, are entitled to request deferral of the vote concerning any matter of which they do not consider themselves to be sufficiently informed, in accordance with the terms and conditions set forth in article 199 of the General Corporations Law.

EIGHTEENTH.- MINUTE REGISTRATION.- The minutes of Stockholders’ Meetings must be registered in the book of minutes and must be signed by the Secretary and the Chairman of the Board of Directors, as well as by the Statutory Auditor, if in attendance. If for any reason, a meeting can not be legally INSTALARSE, this fact must be set forth in the books of minutes of stockholders’ meetings.

NINETEENTH.- COMPANY ADMINISTRATION.- The company’s administration is the responsibility of the Board of Directors, composed of no fewer than 5 and no more than 25 members, of which at least 25% must be independent advisors.

An independent advisor is one selected for his/her experience, qualifications and professional prestige, in the terms of article 14 Bis of the Securities Market Law.

A alternate advisor is designated for every stockholding advisor, in the understanding that independent alternate advisors must have the same standing. The Chairman of the Board can be replaced by a Vice Chairman, or in the absence of a Vice Chairman, the Meeting can be chaired by another advisor elected by the board. Any party having chaired a meeting can continue attending meetings as a voting member, if designated Honorary Chairman by the Board of Directors.

Minority stockholders representing at least 10% of the entity’s capital stock represented by voting shares are entitled to designate a stockholding advisor and respective alternate advisor, as per article 144 of the General Corporations Law. Once the designations by the minority stockholders have been concluded, the other Board Members are designated by a majority vote, without computing the votes of the minority stockholders involved in the aforementioned designations.

TWENTIETH.- DURATION OF POSITION AND DUTIES.- Advisors are designated for an indefinite period until this designation is revoked at an Ordinary Stockholders’ Meeting; however, the advisor in question must continue to perform his/her duties as advisor until the replacements take over the position.

The Chairman and two Vice Chairmen who preside over the Audit Committee must be designated by the Stockholders; or otherwise, by the Board of Directors, which can designate the positions it considers necessary to improve the Committee’s performance.

The Chairman of the Board of Directors is the legal representative responsible for compliance with the resolutions adopted at Stockholders’ Meetings, Meetings of the Board of Directors and Meetings of the Executive Committee, without the need for special authorization; has powers granted by law, which can be extended by the Stockholders, and a casting vote in the event of a tie in the decisions of the Board of Directors.

The Stockholding Secretary, as well as the Secretary Pro-term (empowered to conduct any of the functions of the Secretary, as per the current bylaws, as alternate Secretary), designated by the Stockholders are not required to act at Advisors, are responsible for all non-accounting books and records, and the functions conferred in said bylaws and the current legislation, and are required to attend all Meetings of the Board of Directors and of the Executive Committee, as well as Stockholders’ Meetings, and the Meetings of other Committees, with a say but no vote, receiving compensation equal to that of other attendants, and are required to prepare the minutes to record the resolutions adopted at said meetings.

TWENTY FIRST.-

The following one-paragraph text is added:

Stockholders representing at least 15% of the capital stock can file a civil lawsuit against management, provided they meet the requirements set forth in article 163 of the General Corporations Law. This legal action can also be filed against the Statutory Auditors and members of the Audit Committee.

TWENTY SECOND.- POWERS.- The Board of Directors is the entity’s legal representative, with the following powers:

(points 15, 16, 17 and 18 are added to the following text, moving current points 15 to 19 forward):

14).- To reach an agreement on the temporary acquisition of shares issued by the entity and their replacement among the general public, and to designate the person or persons responsible for this acquisition and replacement, a proposition was made to incorporate new points 15), 16) and 17) in the following text, and to move current points 15) to 18) forward:

15).- To approve any operations that depart from the entity’s normal business activities, and which are to be conducted by the entity and its partners, with members of company management or with parties with which management maintains a link or are first or second-degree relatives, spouses; the purchase or sale of 10% or more of the company’s assets; granting of guarantees for an amount exceeding 30% of company assets, as well as operations other than those described above that represent more than 1% of the company’s assets.

16).- The Board of Directors must set up an Audit Committee, whose chairman and most members must be independent advisors. This Audit Committee’s Meetings must be attended by the Statutory Auditor(s) as guests, with a say but no vote.

The Audit Committee will have the following functions: (i) to provide an opinion on transactions with the parties referred to in point 15) above; (ii)to propose the hiring of independent specialists when considered necessary, to obtain the opinion of said specialists on transactions with said related parties; and (iii) to prepare an annual report on its activities, to be submitted to the Board of Directors, and subsequently for presentation to the stockholders at the Annual General Stockholders’ Meeting.

17).- In the terms of section VII of article 14 Bis 3 of the Securities Market Law, the Board of Directors can oppose an acquisition of shares considered to be hostile, by one or more third parties, company stockholders or not, whether intending to acquire the shares directly or indirectly through an intermediary; said acquisition is void and can not be subscribed in the entity’s Share Registration Book. Consequently, said shares will have no voting rights at any stockholders’ meeting, and their holder can exercise none of the corporate rights granted by the General Corporations Law or bylaws; unless, prior to said share acquisition, the operation is approved with the favorable vote of more than two thirds of the members of the Entity’s Board of Directors.

A purchase of shares is considered to be hostile when a person or group of parties intends to acquire or acquires in one or more operations, simultaneous or consecutive, direct or indirectly, 10% or more of the shares that represent the entity’s capital stock, within a period not exceeding 12 months. In light of the above, any party intending to acquire said percentage must inform the Chairman of the Board of Directors in writing of their intention, and set forth all the aspects related to this acquisition. With this information, the Board of Directors can convene, in the terms of the entity’s bylaws, an Extraordinary Meeting of the Board of Directors and report on the intended share purchase, providing the members with all the necessary elements for their analysis. If required, the members of the Board of Directors will convene a new meeting, to be attended by the party or parties that intend to acquire the shares, so that they may clarify any doubts and provide the necessary additional information for a resolution to be adopted.

(Point 17 above, which has been approved, is intended to protect the company from a hostile share acquisition that would grant control over the company, in the understanding that said amendment to the bylaws will be valid, once authorization has been obtained from the National Banking and Securities Commission, under Article 14 Bis 3, section VII of the Securities Market Law, which empowers the Board of Directors to make the necessary changes in the wording of the bylaws, provided the intention is maintained.)

18) The Board of Directors is empowered to set up compensation plans for company officers and to make decisions with respect to any other matter regarding evaluation, planning and finances, with the possibility of establishing intermediary organs to assist in this regard.

TWENTY THIRD- SESSIONS - Board of Directors’ meetings must be held at least once every three months, and must be called by the Chairman, the Secretary, any of the Directors representing at least 25% of the members or any of the company’s Statutory Auditors, and may be held anywhere in Mexico or abroad. The notifications of the Board of Directors’ meetings must be sent out by mail, telegram, Internet, telefax, messenger or any other reliable means, at least three days in advance of the meeting. Minutes must be taken of each meeting containing the resolutions adopted. Said minutes must be signed by the Chairman and the Secretary.

TWENTY FIFTH - EXECUTIVE COMMITTEE- The company may also have an Executive Committee, empowered as specified in points one to 11 of Clause twenty two of these by-laws and will comprise the number of proprietary members and alternates determined at an Ordinary Stockholders’ Meeting, not to exceed ten, all members of the company’s Board of Directors. Which must necessarily include the Chairman and the Secretary of the Board of Directors , who must hold the same positions on the Executive Committee. The members of the Executive Committee will sit on that committee for a period of one year, and unless they are removed from their posts by a vote taken at a General Ordinary Stockholders’ Meeting, they must remain in their posts until their replacements take office. They may be reelected and will receive the remuneration determined at a General Ordinary Stockholders’ Meeting. The Executive Committee will meet when required by the Chairman of the Committee or any three of its members, following notification issued to the Chairman in writing five calendar days in advance of the event. The Statutory auditor of the Company will be requested to attend the meeting, but will not be entitled to vote. Executive Committee meetings are only valid when a majority of its members are in attendance.

TWENTY SIXTH - SURVEILLANCE OF THE COMPANY - Surveillance will be assigned to one or several Proprietary Statutory Auditors, each of which must have a deputy auditor. The Auditor(s) and his (their) deputy(ies) will be appointed or reelected at the General Ordinary Stockholders’ Meeting and must provide the guarantees required of the General Ordinary Stockholders’ Meeting in the terms of Clause Twenty First of these by-laws. Holders of voting and nonvoting shares representing at least ten per cent of the capital stock may appoint a Statutory Auditor. The Proprietary Auditors and the alternates need not be stockholders of the company. They must remain in their posts until their replacements take office. The Auditors will have the attributes and obligations specified in Article 166 of the Corporations Law as well as those granted by the stockholders.

Aside from the Board of Directors’ meetings, Auditors must attend all meetings of intermediary consulting organs to which the Board of Directors has delegated some faculty.

  POINT TWO - At the Ordinary Annual Stockholders’ Meeting, the Chairman of the Board of Directors stated that in compliance with Article 172 of the Corporations Law, he would render the Board of Directors’ report on company operations during the period ended on December 31, 2001. The Chairman of the Board stated that the report included the Financial Statements which he also submitted to the consideration of the stockholders, as well as the information on accounting criteria and policies contained in the notes to the Financial Statements and the Statutory Auditor’s report which were put at the disposal of the stockholders as from the date of publication of the summons to this Stockholders’ Meeting.

  At the request of the Chairman, public accountant Rogerio Casas Alatriste Hernandez, the company’s Statutory Auditor, read his report on the company’s Financial Statements in which he states that said statements reasonably present the financial position of the company in accordance with generally accepted accounting principles, applied on a consistent basis, and he therefore proposed that the information submitted by the Board of Directors should be approved by the stockholders.

  Once the stockholders have analyzed the report of the Board of Directors and the Statutory Auditor’s report, and having heard the explanations provided, they unanimously voted in favor of the following:

  RESOLUTIONS

  SECOND- All the terms of the report submitted to the stockholders by the Board of Directors in compliance with Article 172 of the Corporations Law concerning company operations carried out in the period ended on December 31, 2001 were approved, and a copy of the report was attached to the file containing the minutes of said Stockholders’ Meeting.

  THIRD- All parts of the Financial Statements of Controladora Comercial Mexicana S.A. de C.V. at December 31, 2001, both individual and consolidated, were approved as they were submitted to the Stockholders’ Meeting, and a copy of said Financial Statements was attached to the file containing the minutes of this Stockholders’ Meeting.

  FOURTH- The report submitted by the company’s Statutory Auditor concerning the Financial Statements of the company at December 31, 2001 was received and approved, and a copy of that report was included in the file containing the Minutes of this Stockholders’ Meeting.

  FIFTH- All the actions taken by the Board of Directors in the legal performance of its functions during the period ended on December 31, 2001 were approved and ratified.

  SIXTH- It was agreed to renew for a period of one year the "Programa de emisiones de obligaciones de Controladora Comercial Mexicana, S.A. de C.V. 2000" (the program for issuance of Controladora Comercial Mexicana S.A. de C.V. 2000 debentures) agreed at the special stockholders’ meeting held on September 22, 2000, for which purpose, the financial statements approved at this stockholders’ meeting will be used as a base for the issuance of any such debentures.

  POINT THREE - In dealing with the third point in the order of the day, the Secretary read the draft containing the application of results for the period ended on December 31, 2001.

  Having analyzed the proposal for application of profits, the stockholders unanimously adopted the following:

  RESOLUTIONS

  SEVENTH - The proposal submitted by the Controladora Comercial Mexicana S.A. de C.V. Board of Directors concerning the application of profits shown in the individual Financial Statements of the company at December 31, 2001 is approved, and it is agreed that 5% of the net distributable profit should be set aside to increase the legal reserve, and that the remainder be applied to retained earnings.

  The stockholders also agreed to the payment of a cash dividend from the company’s retained earnings amounting to $0.107 (10.7 Mexican centavos) for each of the Units in circulation on the date on which the dividend is paid, which must be covered in a single payment upon presentation of coupon number six of current share certificates and upon signature of the respective receipt as from April 16, 2002, on the understanding that each Unit represents for shares of the subscribed and paid-in capital stock of the company, which has been decreased by the repurchasing carried out by the company in the stock market.

  That dividend must be paid with profits arising from the after-tax earnings account referred to in Article 88 of the current Income Tax Law.

  EIGHTH- The stockholders agreed to increase the current reserve for repurchase of company shares, with funds taken from retained earnings, so that said reserve would total one billion pesos, to be restated periodically on the basis of the National Consumer Price Index published by the Banco de Mexico, which can affect the capital stock by an amount up to and including the above-mentioned total.

  POINT FOUR - The Secretary read the proposal presented concerning the remuneration of members of the Board of Directors and Statutory Auditors for services rendered during the period ending on December 31, 2002.

  The stockholders considered the proposal presented and unanimously adopted the following:

  RESOLUTION

  NINTH - It is agreed that for the period ending on December 31, 2002 and unless determine otherwise at a Stockholders’ Meeting, the members of the Board of Directors and the Statutory Auditors of the company are to be paid $13,500 (thirteen thousand five hundred pesos 00/100) for each quarterly Board of Directors’ meeting they attend, and $4,400 (four thousand four hundred pesos 00/100) for each meeting of the Audit Committee they attend.

  POINT FIVE.- As concerns the composition of the Board of Directors, the Executive Committee and the Audit Committee and the positions of Proprietary Auditor and Alternate, the stockholders adopted the following:

  RESOLUTIONS

  TENTH - the following persons are appointed to the Board of Directors of Controladora Comercial Mexicana S.A. de C.V., in the following positions, on the understanding that the persons identified with an asterisk qualify as independent.

Position	Owner	Alternate
Chairman	Don Guillermo González Nova	Lic. Gustavo González Fernandez
Vice-chairman	Don Jaime González Nova	Lic. Luis Felipe González Solana
Vice-chairman	Lic. Carlos González Zabalegui	Lis. Jaime González Solana
Director	Ing. Franscico Martínez de la Vega	Lic. Luis Felipe González Zabalegui
Director	Lic. Angel Portilla González	Lic. Alejandro González Zabalegui
Director	Lic. Javier Cantú Charles	Don Ignacio Parada Díaz
Director	Lic. Pablo González Guerra*	Lic. Antonino B. González Guerra*
Director	Sra. Elena M.González de Guichard*	Sr. Luis José Guichard González*
Director	Don Fermín Sobero San Martín*	Sr. Humberto Melendez Martínez*
Director	Ing. Santiago García García	Sr. Miguel Garatea Lerga
Secretary	Lic. José Luis Rico Maciel
Pro- Secretary	Lic. Rodolfo García Gómez de Parada

  * Independent

  Mr. Carlos González Nova is confirmed as Honorary Chairman and Mr. Carlos González Zabalegui as Executive Chairman, and it is established that said position is equivalent to the position defined in the Corporations Law in Article 145 as General Manager reporting to the Board of Directors, who is empowered to carry out acts of administration and ownership, conduct lawsuits and sign credit instruments and operations with the most ample powers available under law.

  ELEVENTH - According to point 16 of clause 22 of the bylaws, the Audit Committee is comprised of the following persons: Don Fermín Sobero San Martín as Chairman, and as members of the Board Pablo González Guerra and Javier Cantu Charles. According to the bylaws, the statutory auditors and secretaries, owners or alternates may attend meetings with speaking rights but not voting rights.

  TWELFTH- As specified in clause 25 of the bylaws , the Executive Committee of the company is comprised of the following persons:

  Don Guillermo González Nova, Don Jaime González Nova, Mr. Carlos González Zabalegui, Mr. Francisco Martinez de la Vega, Mr. Javier Cantu Charless, Mr. Angel Portilla González, and Mr. Santiago Garcia Garcia. Also participating are Messrs. Jose Luis Rico Maciel and Mr. Rodolfo Garcia Gomez de Parada as Secretary and ProSecretary, respectively, as well as Don Carlos González Nova as Honorary Chairman.

  The Executive Committee of the Board of Directors must incorporate two commissions to meet periodically to provide follow-up on information pertaining to the companies of the group, one for Comercial Mexicana, to be presided over by Don Jaime González Nova and the other for Restaurantes California, to be presented over by Don Guillermo González Nova.

  THIRTEENTH - Don Rogerio Casas Alatriste Hernandez is confirmed as Proprietary Statutory Auditor and Mr. Manuel Garcia Brana as Alternate Auditor.

  FOURTEENTH - It is announced that the members of the Board of Directors and the auditors have accepted the positions and have provided the guarantee specified in the bylaws.

  POINT SIX -As concerns the last point of the order of the day, by unanimous vote, the stockholders adopted the following:

RESOLUTION

FIFTEENTH- The following persons have been appointed as representatives of the shareholders: Messrs. Carlos González Zabalegui, Jose Luis Rico Maciel and Rodolfo Garcia Gomez de Parada, any of which on behalf of the company may:

  Appear before the notary public of their choice to notarize the minutes or the relative part of the minutes of this stockholders’ meeting.
  When necessary, in person or through another person to be designated for that purpose, register the notarized minutes at the Mexico City Public Commerce Registry.
  Issue the certificates of these minutes or of any of its parts necessary to and, in general, execute the resolutions adopted by the stockholders at this meeting.

It is hereby certified that during the course of this meeting, from beginning to end, the stockholders and the representatives of the stockholders taking part in the stockholders’ meeting were all in attendance.

Attached to the file for these minutes are: a) an attendance list certified by the teller and the Secretary; b) powers of attorney of the stockholders’ representatives; c) admission cards; d) a Board of Directors’ report; e) financial statements of the company at December 31, 2001; f) the Statutory Auditor’s report; h) copies of the summons published in Reforma and El Economista on March 22, 2002 and in the Official Gazette on April 1 of the same year.

With no further matters to discuss, the resolutions contained in these minutes prepared during the course of the meeting were read, and once the minutes were read and approved by all in attendance, it was signed by the Chairman, the Secretary and the Statutory Auditor.

CHAIRMAN SECRETARY

Don Guillermo González Nova Lic. Rodolfo García Gómez de Parada

STATUTORY AUDITOR

C.P. Rogerio Casas Alatriste Hernández

 Exhibit 1.1 B Y - L A W S CHAPTER I CORPORATE NAME, CORPORATE PURPOSE, CORPORATE EXISTENCE, CORPORATE DOMICILE AND NATIONALITY - FIRST - CORPORATE NAME - The company is called: "CONTROLADORA COMERCIAL MEXICANA". This name shall be followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE or the initials "S.A. DE C.V.". SECOND - CORPORATE PURPOSE.- The company has as purpose the performance of any kind of acts of commerce and especially the following: a).- To promote, organize and manage all kind of industrial, mercantile or civil companies. b).- To acquire shares, interest or participations in other mercantile or civil companies, either being part of their incorporation or acquiring shares or participations in those companies already incorporated, as well as to dispose of or transfer such shares or participations. c).- To receive from other Mexican or foreign companies and furnish the companies of which it is a shareholder or partner or to other companies, advisory and technical consulting services regarding industrial, administrative, accounting, mercantile or financial matters. d).- To obtain, acquire, use or dispose of any kind of patents, trademarks, trade names or rights thereon either in Mexico or abroad. e).- To obtain all kind of loans or credits and to lend to mercantile or civil companies with which the company has a business relationship. f).- To grant any kind of guarantees and avals, of obligations or credit instruments of companies where the company has any interest or participation, as well as obligations or credit instruments of other companies or persons with which the company has a business relationship. g).- To issue and draw all kind of credit instruments, to accept them, including any obligations with or without real mortgage or collateral. h).- To acquire in ownership or in lease any kind of real estate or personal property as well as real rights thereon that may be necessary or convenient for its corporate purpose or for the operations of the mercantile or civil companies in which the company has any interest or participation. i).- In general, to carry out and execute all related, accessory or accidental acts, agreements and operations that may be necessary or convenient to attain the abovementioned purposes. THIRD.- DOMICILE - The corporate domicile of the company shall be Mexico City, Federal District; however, it may establish agencies or branches anywhere in the Mexican Republic or abroad and submit to contractual domiciles in the agreements it may execute.- The shareholders shall be submitted, as regards their relationship with the company, to the jurisdiction of the Courts and authorities of the domicile of the company, expressly waiving the jurisdiction of their respective personal domiciles. FOURTH.- NATIONALITY.- The company has Mexican nationality, any foreigner who at the time of incorporation or at any ulterior time, acquires any shares of the company, shall be considered, by that very fact, as Mexican regarding such shares, rights, concessions, participation or interest held by the company itself or else the rights and obligations derived from the agreements of the company with Mexican authorities and it shall be understood that he agrees not to invoke the protection of his government under the penalty, in the event of not honoring his agreement, of forfeiting such shares to the Mexican nation. FIFTH.- CORPORATE EXISTENCE.- The corporate existence of the company shall be ninety-nine years as from January 28, 1944, date of its incorporation. CHAPTER II. CAPITAL STOCK AND SHARES. SIXTH.- CAPITAL STOCK AND SHARES. - The capital stock of the company is variable, its shares shall be represented by nominative certificates without expression of any par value.- The minimum fixed capital stock without withdrawal right, fully subscribed and paid is the amount of $200,000,000.00 (TWO HUNDRED BILLION PESOS 00/100 MEXICAN CURRENCY); it is represented by 200,000,000 ordinary nominative shares without any par value, to be identified as class "I" - The variable portion of the capital stock may not exceed ten times the amount of the fixed capital stock without withdrawal right and the shares on which it is divided shall be represented by certificates to be identified as class "II". The Shareholders Meeting resolving on the issuance of shares may establish Series and, within each Series, different subseries and determine special characteristics restricting the circulation or transmission regime of the shares forming such Series and subseries or condition the rights granted according to the law or these by-laws to their holders, including the issuance of shares without voting right, to which the provisions of article 198 of the General Law of Mercantile Companies shall not be applicable and the issuance of shares with other limitations to their corporate rights when so authorized by the National Securities Commission under the terms of section III of article 14 Bis of the Securities Market Law. The shares of the capital stock shall be divided into two series, identified by letters A and B. Series "A" or Mexican shall at all times be formed by the number of shares necessary to have a percentage of at least 51%. (fifty-one percent) of the Mexican capital stock and Series "B", of free subscription which shall be formed by the number of shares representing not more than 49% (forty-nine percent) of the capital stock. All ordinary shares within their respective Series or subseries shall grant their holders the same rights and obligations. Those shares earmarked for or subscribed by Mexican individuals or corporations in no event shall have lesser rights than those granted to shares that may be acquired by foreigners and for the allocation of profits, in no event Series "B" shares shall have any preference regarding Series "A" shares. Series "A" shares may not be acquired by the individuals or corporations or by the economic units referred to in article 2 of the Law to Promote Mexican Investment and Regulate Foreign Investment; any acquisition of Series "A" shares contravening the provisions of this clause shall be null and shall have no legal effect and shall cause the penalties established in articles 28 and 31 of said Law. The provisions contained in this paragraph and the penalties provided for in articles 28 and 31 of the abovementioned Law must be transcribed on the provisional or definitive share certificates covering Series "B" shares. Series "B" or free subscription shares may be acquired by any persons, companies or entities included in article 2 of the Law to Promote Mexican Investment and Regulate Foreign Investment. Series "B" shares owned by foreign shareholders, in addition to their registration in the Registry Book of Shares of the company, must be registered in the National Registry of Foreign Investments according to the provisions contained in article 23 of the Law to Promote Mexican Investment and Regulate Foreign Investment. The company shall not pay any dividends to those Series "B" shares held by foreigners who are not registered in the National Registry of Foreign Investments. The company or companies where this company holds the majority of their shares or corporate participations must not directly or indirectly invest in shares of this company nor in shares of any other company which is a majority shareholder of said company or which if it is not, they have knowledge that it is a shareholder, in any percentage, of the holding company itself, except in the event that such companies acquire shares of this company to comply with sale options or plans granted or designed or which may be granted or designed in favor of workers of such companies, provided the number of such acquired shares does not exceed 25% of the total amount of shares outstanding. The company may temporarily acquire the shares representing its capital stock, prior resolution of the Board of Directors, through a stock exchange without applying the prohibition provided for in article 134 of the General Law of Mercantile Companies, without decreasing the capital stock, under the terms of section I of article 14 Bis of the Securities Market Law. To carry out the temporary acquisition of its shares, the company must comply with the requirements determined by the Securities Market Law or, if applicable, the National Securities Commission. SEVENTH.- REDEMPTION OF SHARES.- By resolution of the General Extraordinary Shareholders Meeting, the company may redeem its own shares with distributable profits, for which purpose, in addition to conforming to the provisions of article 146 of the General Law of Mercantile Companies, the following rules shall be observed: a).- When shares are redeemed to all shareholders, the redemption shall be made in such a manner that after such redemption they have the same percentages of shares they had before and, if this is not possible, the percentage of shares more similar to the one previously held. b).- When the redemption of shares is made by purchase in a stock exchange, the Shareholders Meeting, after taking the respective resolutions or, if applicable, the Board of Directors by delegation of the Meeting shall publish a notice in the official gazette of the domicile of the company and in at least a newspaper having a wide circulation within the domicile of the company expressing the system followed to withdraw the shares, if any, the number of shares to be withdrawn, the person appointed as purchasing intermediary and if applicable, the entity where the amount of the reimbursement shall be deposited, which shall be, as from the date of publication of the notice, available to the respective shareholders without accruing any interest. c).- The share certificates shall be annulled but if the Shareholders Meeting so resolves, preferential shares may be issued. EIGHTH.- INCREASES IN THE CAPITAL STOCK.- The capital stock may be increased by resolution of the General Ordinary or Extraordinary Shareholders Meeting, as the case may be, according to the rules contained in this article. Increases in the fixed minimum portion of the capital stock of the company and the limit; of the variable portion may only be increased by resolution of the Extraordinary Shareholders Meeting and the respective amendment to the corporate by-laws; increases in the variable portion, within the limit provided for in clause Sixth of these by-laws, may be made by resolution of the General Ordinary Shareholders Meeting without the respective resolutions being registered in the Public Registry Bureau. No increase may be decreed before all previously issued shares are fully paid. When taking the respective resolutions, the Shareholders Meeting resolving on the increase or any Shareholders Meeting thereafter shall fix the terms and basis on which such increase must be carried out. Shares issued to represent the variable portion of the capital stock and which by resolution of the Meeting which resolved their issuance must be delivered while the subscription is being carried out, may be offered for subscription and payment by the Board of Directors in accordance with the authorities granted to it by the Shareholders Meeting, in any case granting the shareholders of the company the preference referred to in this clause. Increases in the capital stock may be made by capitalization of reserves, withheld profits, premium on shares or by payment in cash or in kind. In the increases by capitalization of reserves, all shares shall be entitled to the proportional part corresponding to them from the reserves. Regarding increases for payment in cash or in kind, shareholders holding the shares existing at the time of determining the increase shall have a preferential right to subscribe the new shares granting the same rights issued in proportion to the shares granting the same rights at the time of the increase, during a term not shorter than fifteen days so established by the Meeting resolving on the Increase. This term shall be computed as from the date of publication of the respective notice in the official gazette of the corporate domicile or as from the date of holding the Meeting in the event that all the shares on which the capital stock is divided had been represented thereat. In the event that after the expiration of the term during which the shareholders must exercise the preference granted by this clause there are still some shares not yet subscribed, those shares must be offered for subscription and payment under the conditions and terms fixed by the Meeting which had resolved on the increase in the capital or under the terms provided for by the Board of Directors, if any. NINTH.- DECREASES IN THE CAPITAL STOCK.- Decreases in the minimum fixed portion of the capital stock shall be made by resolution of the Extraordinary Shareholders Meeting and the applicable amendment to the corporate by-laws, complying, if any, with the provisions of article Ninth of the General Law of Mercantile Companies. Decreases in the variable portion of the capital stock may be carried out by resolution of the Ordinary Shareholders Meeting without the need of filing the respective resolutions in the Public Registry Bureau of the domicile of the company. Decreases in the capital stock may be made to absorb losses, to reimburse shareholders or to release them from payments not made and in the event that the shareholders exercise the withdrawal right referred to in article two hundred and twenty of the General Law of Mercantile Companies and the provisions of the penultimate paragraph of this clause. In no event the capital stock may be decreased to less than the minimum legal capital stock. Decreases in the capital stock to absorb losses shall be made by the proportional reduction of the total number of shares representing the minimum fixed portion of the capital stock as shares representing the variable portion of the capital stock. Except in the event of a decrease in the variable portion of the capital stock, due to the exercise of the withdrawal right provided for in the penultimate paragraph of this clause, the decrease of the shares subject to reduction shall be made as resolved by the respective Meeting, through the cancellation of shares to all shareholders, so that they represent, after the corresponding decrease in the capital stock, the same percentages of shares and if this is not possible, the percentage of shares which is more similar to the one they held before. Once the appointment of the shares to be cancelled is made, notice shall be published in the official gazette of the domicile of the company or in one of the newspapers having a wide circulation at such domicile, expressing the system followed to withdraw the shares, the number of shares to be withdrawn and the number of certificates thereof which as a consequence must be cancelled or, if any, exchanged and the credit institution where the amount of the reimbursement shall be deposited, amount which since the date of publication shall be made available to the respective shareholders, without accruing any interest; provided that the first shares to be cancelled shall be the shares corresponding to the variable portion and only if the amount of the variable portion of the capital stock is not sufficient to fully absorb the amount of the decrease, the shares representing the minimum fixed portion of the capital stock without withdrawal right shall also be redeemed in the number required to complete the decrease in capital stock so decreed. In the event of a decrease in the fixed minimum portion without withdrawal right made by reimbursement to the shareholders or their release from payments not made, the resolution of the Meeting or Meetings which had resolved such decrease shall be published three times in the official gazette of the corporate domicile with ten-day intervals. The decrease in the capital stock as a consequence of the fact that a shareholder holding shares representing the variable portion of the capital stock exercises his right to partially or totally withdraw his contribution represented by the shares he holds, in addition to conforming to the provisions of articles two hundred and twenty and two hundred and twenty-one of the General Law of Mercantile Companies, shall be made by reimbursing the shares in question the lower value between: (1) ninety five percent of the quotation value in the stock exchange obtained from the average of operations made during the thirty days during which the shares of the issuing company had been quoted prior to the date on which the withdrawal must become effective and (2) the accounting value of the shares in accordance with the financial statements approved by the General Ordinary Shareholders Meeting corresponding to the fiscal year on which the withdrawal must become effective. The payment of the reimbursement shall be required from the company as from the day following the holding of the General Ordinary Shareholders Meeting which had approved the financial condition statement corresponding to the fiscal year on which the withdrawal must become effective. The shareholder which is withdrawing shall remain responsible for any obligations to third parties according to the Law. TENTH.- SHARE CERTIFICATES.- Provisional and definitive share certificates must contain the text of clause fourth of these by-laws. Provisional or definitive share certificates which under the provisions of paragraph three of clause sixth of these by-laws have special characteristics and conditions which, in accordance with the law or these by-laws, grant their holders any rights and, in any event, the provisional or definitive share certificates must satisfy, in addition to the provisions of articles one hundred and twenty-five of the General Law of Mercantile Companies, the provisions of articles 28 and 31 of the Law to Promote Mexican Investment and Regulate Foreign Investment. Share certificates may cover one or more shares and shall have the autograph signature of the Chairman and of one of the three Vice-Chairmen of the Board of Directors or the facsimile signature of such directors, under the condition, in this last case to deposit the original of the respective signatures at the Public Registry Bureau where the deed of incorporation of the company has been filed. Definitive share certificates shall contain or shall have adhered thereto progressively numbered coupons: the certificates may have or not said coupons. The characteristics of the provisional or definitive share certificates shall be determined by the Board of Directors which may also resolve on the issuance of new certificates to substitute those outstanding at the time the respective -resolution is taken. Definitive share certificates must be issued within a term not exceeding one hundred and eighty calendar days as from the date on which the issuance or exchange has been resolved. ELEVENTH.- REGISTRIES.- The company shall have a registry of shares where all subscription, payment, acquisition or transfer of shares shall be contained indicating the names, domiciles and nationality of the shareholders disposing of shares and of the persons on whose favor they are transferred. The company shall only consider as holders of the shares those persons whose names appear on the registry of shares. The company shall also keep a registry of variations in the capital stock where all increases or decreases of the capital stock shall be registered. CHAPTER Ill. SHAREHOLDERS MEETINGS TWELFTH.- CLASSES OF MEETINGS.- The General Shareholders Meetings is the Supreme Body of the company; it may resolve on all matters submitted to it, without prejudice of the functions reserved to the administrative bodies of the company and its resolutions shall be obligatory for all members even for those absent or dissident except for the provisions contained in articles 201 and 208 of the General Law of Mercantile Companies. General Extraordinary Meetings shall be those held to resolve regarding the items mentioned in article 182 of the General Law of Mercantile Companies, exception made of the increases or decreases in the variable portion of the capital stock which, as any other matter not reserved to the Extraordinary Meeting shall be subject to an Ordinary Meeting. Special Meetings shall be those which are held to deal with matters that may affect the rights of a single category of shareholders. Any kind of Meeting must be held at the corporate domicile except for an act of God or force majeure. Ordinary Shareholders Meetings must meet at least once a year on then date fixed by the Board of Directors within the four months following the determination of each fiscal year. This Meeting must deal with matters mentioned in article one hundred and eighty-one of the General Law of Mercantile Companies and the shareholders must be informed on the financial statements of the company or the companies on which the company holds the majority of their shares or corporate participations, when the amount of the investment in the shares of each of them had exceeded twenty percent of the net worth of the holding company at the end of the last fiscal year thereof. THIRTEENTH.- CALLS FOR THE MEETINGS.- Ordinary, Extraordinary and Special Shareholders Meetings shall be called by the Board of Directors either by their Chairman or Secretary, by an Examiner or by the person referred to in articles one hundred and sixty-eight, one hundred and eighty-four and one hundred and eighty-five of the General Law of Mercantile Companies. Calls for the shareholders meetings shall be made by publication in one the newspapers having a wide circulation at the corporate domicile or in the Official Gazette of the Federation. Regarding Ordinary Meetings, the first and second calls must be published at least fifteen and ten days in advance, respectively, to the date fixed for holding the meeting. For Extraordinary Meetings the minimum terms for publication shall be ten days for the first call and five for the second call. In any event, the call shall state the place, date and time for the holding of the meeting, they shall contain the Agenda and shall be signed by the person authorized to do so. Any resolution taken in violation of the provisions of this article shall be null, except in the event that at the time of voting all the shares have been present. Meetings may be held without prior call and their resolutions shall be valid if the capital stock is fully represented at the time of voting. FOURTEENTH.- ADMISSION TO MEETINGS.- To be admitted to the meetings, the shareholders must, in addition of being duly registered as such in the Registry Book of Shares, require the Secretary of the Board of Directors an admission card for the respective meeting. To obtain such card, the shareholders must deposit, in advance and in the place mentioned in the call, the outstanding share certificates they hold or the deposit evidence thereof issued by a national credit institution legally authorized therefor. Shareholders may be represented at the meetings by means of an attorney-in-fact having a general or special power-of-attorney or who had been appointed by a simple proxy. The representation of the shareholders must be evidenced at the time of requiring the admission card. FIFTEENTH.- OFFICERS AT THE MEETINGS.- Shareholders meetings shall be presided over by the Chairman of the Board of Directors; in his absence, by one of the Vice-Chairmen of the Board of Directors and, in the absence of both, by the shareholder appointed by the favorable vote of the majority of the shares present at the meeting. The Secretary of the Board of Directors or his alternate shall act as Secretary of the Meeting. In the absence thereof, the person appointed by the Chairman shall act as such. Likewise, the Chairman shall appoint from among the shareholders or their representatives two tellers to count the shares present and to prepare the attendance list. SIXTEENTH.- QUORUM AND VOTING AT THE ORDINARY SHAREHOLDERS MEETINGS.- To legally convene the ordinary shareholders meetings held due to first call, shares representing at least one half plus one of the outstanding capital stock must be present thereat. Ordinary Shareholders Meetings hold due to second or ulterior calls shall be valid whichever the number of shares present. Resolutions taken at the ordinary meetings held due to first call shall be valid if taken by the vote of the shares representing at least, one half plus one of the outstanding capital stock. Resolutions adopted at the Ordinary Meetings held due to second or ulterior calls shall be valid if taken by the vote of the majority of the present shares. SEVENTEENTH.- QUORUM AND VOTING AT THE EXTRAORDINARY AND SPECIAL SHAREHOLDERS MEETINGS. For the legal convention of the Extraordinary Shareholders Meetings held due to first call, there must be represented, at least, three fourths of the shares entitled to vote and their resolutions shall be valid when taken by the favorable vote of shares representing at least one half plus one of the shares entitled to. vote. To legally convene the Extraordinary Shareholders Meetings held due to second call, at least one half plus one of the shares entitled to vote must be present thereat and their resolutions shall be valid when taken by the favorable vote of shares representing at least one half plus one of the shares entitled to vote. The same rules provided for in this article shall be applied to the Special Meetings but regarding the special category of shares in question. EIGHTEENTH. REGISTRY OF MINUTES. The minutes of the Meetings shall be registered in the respective book and shall be signed by the Chairman and Secretary of the Meeting as well as by the Examiner, if any. If for any reason, a Meeting cannot be legally convened, this fact shall be evidenced in the minutes book. CHAPTER IV. MANAGEMENT. NINETEENTH.- MANAGEMENT OF THE COMPANY.- The management of the company shall be vested in a Board of Directors formed by the odd number of members determined by the Ordinary Shareholders Meeting and, when so resolved by the Meeting itself, with their respective alternates. The directors may not be shareholders. In any event, alternate directors shall exercise their position in the absence of the respective regular directors. If the meeting at the time of appointing them, had failed to set a special order therefor, the alternate members shall be called in the order resolved by the Board; the chairman of the Board may only be substituted by one of the Vice-Chairmen and in the absence thereof, by any other Director who shall hold the position by the voting of the Board. Minoritary shareholders representing at least, the percentages of twenty-five percent or, if applicable, ten percent of the shares entitled to vote shall be entitled to appoint a regular Director and his respective alternate as provided for by article one hundred and forty-four of the General Law of Mercantile Companies. Once the appointments by the minoritary shareholders have been made, all other members of the Board shall be appointed by a simple majoritary vote without computing the votes corresponding to the minoritary shareholders who had made the mentioned appointments. TWENTIETH. TERM OF THE POSITION AND FUNCTIONS.- The Directors shall remain in office for an undefined period of time until an Ordinary Meeting resolves to revoke their appointment, but in any case, they must continue in office until the persons to substitute them take office. The Directors shall fulfill the functions determined by the Board itself. In any event, the Directors shall appoint from among them a Chairman, three Vice-Chairmen, a Regular Secretary as well as an Assistant Secretary and all other positions to be created for the best fulfillment of their positions. The Chairman of the Board of Director’s shall be the legal representative and shall comply with the resolutions of the Shareholders Meetings, of the Board of Directors Meetings and of the Executive Committee, without the need of any special authorization; he shall enjoy the authorities expressly conferred to him by the Law authorities which may be extended by the Meeting; he shall have deciding vote in the event of a tie regarding the resolutions of the Board of Directors. Copies and evidences of the minutes of the Board of Directors Meetings, of the Executive Committee and of the Shareholders Meeting, as well as the entries contained in the non-accounting books and records and in general any document of the files of the company shall be authorized by the Secretary or the Assistant Secretary. TWENTY-FIRST.- GUARANTEE.- The members of the Board of Directors and all other officers determined by the Board of Directors shall grant the guarantee resolved by the Shareholders Meetings or by the Board of Directors. Such guarantees may only be withdrawn until the actions of the officer have been duly approved by the General Shareholders Meeting in the event of members of the Board of Directors and Examiners or by the Board of Directors in the event of other officers. TWENTY-SECOND.- AUTHORITIES. The Board of Directors shall have the legal representation of the company with the following authorities. 1).- Manage the business and corporate assets, with a wide power-of-attorney for acts of administration under the terms of article two thousand five hundred and fifty-four, paragraph two, of the Civil Code for the Federal District. 2).- Exercise acts of ownership regarding the real estate or personal property of the company or its real or personal rights under the terms of paragraph three of article two thousand five hundred and fifty-four of the Civil Code for the Federal District. 3).- Marriage the business of the company and the real estate and personal property thereof, with a general power-of-attorney for lawsuits and collections, with all general and special authorities requiring a special clause in accordance with the law, without any limitation, under the terms of article two thousand five hundred and fifty-four of the Civil Code for the Federal District and for all effects provided for in articles eleven, forty-six, forty-seven, one hundred and thirty-four, section three, five hundred and twenty-three, six hundred and ninety-two, sections first, second and third, seven hundred and eighty-seven, eight hundred and seventy-six, eight hundred and seventy-eight, eight hundred and eighty-three and eight hundred and eighty-four of the Federal Labor Law; therefore, they shall represent the company before any kind of administrative and judicial, federal, state and municipal authorities, before any kind of boards of conciliation and arbitration and other labor authorities and before arbiters and arbitrators. The above powers-of-attorney include, as an enumeration but not as a limitation, authorities to: (i) File any kind of lawsuits and remedies, even "amparo" proceedings, and withdraw therefrom; and (ii) Settle, submit to arbitrators, make and answer questions in court, assign assets, challenge judges and receive payments. 4).- File criminal claims and complaints as well as withdraw therefrom, and assist as a civil party in the criminal processes and grant pardons when so deemed convenient. 5).- Draw, accept, endorse and eval, or in any other manner subscribe credit instruments according to the provisions of article nine of the General Law of Credit Instruments and Operations. 6).- Appoint and remove Directors. managers and all other officers and employees of the company, as well as to appoint the attorneys, in-fact that may be necessary to duly take care of the corporate matters, stating their authorities, duties and fees, granting such persons the powers-of-attorney that may be deemed convenient: likewise, they may determine the amount of the fees to be paid to the Directors themselves, prior to the end of each fiscal year. 7).- Execute agreements with the Federal Government under the terms of sections I and IV of article twenty seven of the Constitution, its organic law and the rulings thereof. 8).- Open and cancel bank accounts on behalf of the company, with authorities to appoint and authorize persons to withdraw therefrom. 9).- Execute individual and collective labor agreements and intervene in the preparation of the interior labor rulings. 10).- Delegate their authorities to one or several Directors in certain cases, stating their authorities to be exercised under the terns. 11).- Call General and Extraordinary Shareholders Meetings, carry out their resolutions and in general, carry out all acts and operations that may be necessary and convenient for the purposes of the company, exception made of those expressly reserved by the law or these by-laws to the Meeting. 12).- Carry out the resolutions of the meetings, delegate their functions in one or several directors, officers of the company or attorneys-in-fact so appointed to be exercised in the business and under the terms and conditions mentioned by the Board itself. Within the above-mentioned provisions, the Board of Directors is exclusively authorized to determine the sense on which the votes corresponding to the shares issued by the controlled companies held by the company must be cast at the Ordinary and Extraordinary Meetings of such controlled companies, appointing the delegate to represent the company at such Meetings. 13).- Resolve on the matters referred to the purchase or sale by the company of shares, bonds or securities and to the participation of the company in other companies provided it is made among controlled companies or it is not included in any of the following assumptions, where the Board of Directors shall require the prior approval from a General Ordinary Shareholders Meeting. a).- Resolve on the acquisition of shares of another company, provided the purchase price, due to one purchase or series of purchases, either simultaneous or successive, exceeds twenty percent of the consolidated net worth of this holding company; prior approval from the meeting shall not be necessary regarding the purchase of shares of other companies whose activities coincide with the commercial activities of this company. b).- Resolve on the disposal of shares of a controlled company, provided the price of the disposal, due to one or several disposals carried out within twelve months, exceeds twenty percent of the consolidated net worth of this company. c).- Exercise the withdrawal right corresponding to the shares of any of the controlled companies with variable capital stock, provided it represents, due to one or several operations, simultaneous or successive, the reimbursement of shares equivalent or exceeding twenty percent of the consolidated net worth of such company. d).- Exercise the withdrawal right corresponding to the shares of any of the controlled companies with variable capital stock whose activity coincides with the commercial or service activity of this company, provided it implies, due to one or several acts, simultaneous or successive, the loss of control of the company issuing the shares. 14).- Resolve on the temporary acquisition of the shares issued by company and their replacement among the public, under the terms provided for in these by-laws and convert the shares representing the variable portion of the capital stock which has been temporary acquired and not replaced among the public within the terms provided for by the National Securities Commission into Treasury shares. 15).- In general, carry out all acts and operations that may be necessary or convenient to comply with the purposes of the company, exception made of those expressly reserved by the law or these by-laws to the Shareholders Meeting. TWENTY-THIRD.- MEETINGS.- The meetings of the Board of Directors shall be called by the Chairman or by the Secretary and the meetings may be held at the domicile of the company or anywhere else in the Mexican Republic or abroad. Calls for the Board of Directors meetings must be sent by mail, telegram, telex, telefax or courier or any other means where there is an evidence of reception at least three days in advance to the date of the meeting. Minutes shall be drafted from each meeting containing the resolutions taken. Such minutes must be signed by the Chairman and the Secretary. TWENTY-FOURTH.- QUORUM AND VOTING.- The Board of Directors shall be legally convened when the majority of the directors is present and its resolutions shall be valid where taken by the favorable vote of the majority of the attending Directors. The Chairman shall have deciding vote in the event of a tie. TWENTY-FIFTH.- EXECUTIVE COMMITTEE.- The company may also have an Executive Committee with all the authorities established in items one to eleven and fourteen of clause Twenty Second of these by-laws and shall be formed by the number of regular and alternate members determined by the Ordinary Shareholders Meeting which may not exceed ten, all of them members of the Board of Directors of the company who must necessarily include the Chairman of the Board of Directors and the General Director, if this last one is a member of the Board. The Secretary and the Assistant Secretary of the Board shall act as Secretary and Assistant Secretary of the Executive Committee. The members of the Executive Committee shall remain in office for one year, unless, removed by the General Ordinary Shareholders Meeting; they shall remain in office until the persons appointed to substitute them take office; they may be reelected and shall receive the fees determined by the General Ordinary Shareholders Meeting. The Executive Committee shall meet when so required by the Chairman of the Committee or any three of its members, prior notice given to the Chairman in writing five calendar days in advance. The Examiner of the company, who shall have no vote shall be called to the Meetings of the Executive Committee. For the meetings of the Executive Committees to be valid, the attendance of the majority of its members shall be required. CHAPTER V. SURVEILLANCE OF THE COMPANY TWENTY-SIXTH.- SURVEILLANCE OF THE COMPANY.- The surveillance shall be vested in a Regular Examiner who shall have an alternate. The Examiner and his alternate shall be appointed or reelected by the General Ordinary Shareholders Meeting. The Regular Examiner and his alternate do not need to be shareholders of the company; they shall remain in office until the persona appointed to substitute them take office. The Examiner shall have the authorities and obligations listed in article One Hundred and Sixty-Six of the General Law of Mercantile Companies as well as all other authorities delegated by the General Shareholders Meeting. CHAPTER VI. FISCAL YEAR; FINANCIAL INFORMATION; LOSSES AND PROFITS. TWENTY-SEVENTH.- FISCAL YEAR.- The fiscal years shall have twelve months starting on the first day of January to the 31st. day of December of each year. TWENTY-EIGHTH.- FINANCIAL INFORMATION.- Within the four months following the end of each fiscal year, the Board of Directors shall prepare the financial information indicated in article one hundred and seventy-two of the General Law of Mercantile Companies. TWENTY-NINTH.- AVAILABILITY OF INFORMATION.- The report referred to in the above article, including the report from the Examiner referred to in article one hundred and sixty-seven of the General Law of Mercantile Companies must be finished and available for the shareholders at the offices of the company during business days and hours, together with the justifying documents, at least fifteen days before the Meeting where they shall be discussed. Shareholders shall be entitled to have a copy of the respective reports, when so required. THIRTIETH.- APPLICATION OF PROFITS AND LOSSES.- The net profits of each fiscal year after having subtracted the contributions and all other items to be paid according to the law shall be allocated as follows: 1.- Five percent to create the legal reserve fund until it reaches at least twenty percent of the capital stock. 2.- If the Meeting so determines, it may establish, increase, modify or cancel the capital reserves it may deem convenient, including the reserve for the purchase of shares issued by this company and create contingency and reinvestment funds as well as special reserve funds. 3.- The remaining amount, if any, shall be applied as determined by the Shareholders Meeting. CHAPTER VII. DISSOLUTION AND LIQUIDATION. THIRTY-FIRST.- DISSOLUTION.- The company shall be dissolved in any of the events provided for by article two hundred and twenty-nine of the General Law of Mercantile Companies. THIRTY-SECOND.- LIQUIDATION.- Once the company is dissolved, it shall enter liquidation prod; the Extraordinary Shareholders Meeting shall appoint one or more liquidators, as it may deem adequate, and shall establish the terms during which they must fulfill their positions as well as the authorities they shall have. Liquidators, if any, shall act jointly according to the provisions of article two hundred and twenty-nine of the General Law of Mercantile Companies. THIRTY-THIRD.- LIQUIDATION.- The liquidation shall be carried out in accordance with the resolutions taken by the Extraordinary Shareholders Meeting resolving on the dissolution of the company. In the absence of special resolutions of the Shareholders Meeting, the liquidation shall be carried out in accordance with the following general rules: a).- Completion of the pending corporate operations as deemed convenient. b).- Collection of credits and payment of debts. c).- Sale of the assets of the company. d).- Preparation of financial statements. e}.- Distribution of remaining assets, if any, among the shareholders, in proportion to their shares. THIRTY-FOURTH.- CANCELLATION OF RECORDING.- Once the liquidation has been completed, the liquidators shall cancel the recording of the company at that Public Registry Bureau of the corporate domicile. * * * * * * * * * * * * * * * * * * * * * * I. Araceli Ruiz-Vivanco, Expert Translator duly appointed by the Supreme Court of Justice in accordance with Judicial Bulletin dated February l, 1983, hereby certify that to the best of my knowledge the above translation from Spanish of the by-laws of "CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V." is true and complete. Mexico City, april 13, 1993. INDICE INFORMACION LEGAL Y FISCAL 14 Price club de Mexico, S.A, Joint Venture
Price Company
Price Venture Mexico
Controlodora Comercial Mexicana, S.A. de C
Amendment to the Joint Ventures AMENDMENT TO THE COMPANY’S BY-LAWS As amended at the Meeting of Shareholders of the Company held on August 6, 1996. CLAUSE SIXTH. CAPITAL STOCK AND SHARES. The capital stock of the company is variable, and its shares shall be represented by nominative stock certificates without par value, the minimum fixed part, without right of withdrawal, reaches the total amount of $2,000’0000,000.00 (Two thousand million Pesos Mex. Cy) and it is represented by 5,000’000,000 (five thousand million) shares. The variable part of the capital stock may not exceed by ten times the amount of the minimum fixed part without the right of withdrawal, and the shares in which is represented shall be indemnified as Class II shares. The capital stock shall have the following share Series:
  Series "B" shares that shall represent 100% (one hundred percent) of the total amount of ordinary stock with full voting rights.
  Series "C" shares that shall not represent more than 25% (twenty five percent) of the total amount of shares issued by the company, unless that the National Banking and Securities Commission authorizes to modify said percentage. This shares have not voting rights and have full economic rights and shall be of free subscription. In consequence, the Series "C" shares may be acquired by Mexican investors and by foreign, individual or corporations.

The stockholders’ Meeting that resolve about a new issuance of shares may establish Series and inside each Series, different Subseries and certain essential characteristics that will restrict the transfer or transmission of Shares that conform said Series or Subseries; or condition the rights that, in accordance with the law and the by-laws, those shares will give to its holder. Within its respective Series, each share will confer the same rights and obligations to its holder. In case that any foreign investor in the present or in the future acquires Series "B" or "C" shares, will formally be obligated with the Ministry of Foreign Affairs, to be considered as national with respect to the shares that he acquires or that is a holder, as well the assets, rights, concessions, participations or interest that the company is holder, or the rights and obligations that derive of the agreements in which the company will be part with the Mexican authorities, and not to invoke for the same purpose the protection of their governments under the penalty to loose in the benefit in favor of the Mexican nation, the stock parts that she/he have acquired. The Series "B" shares will grant the right to one vote in the stockholders’ meeting. The Series "C" shares without voting rights will have the same economic rights than the ordinary shares, including the participations in the profits and in the preemptive right to subscribe the new shares of their same Series that would be issued in cash payment, or in goods, in the respective proportion. The Series "C" shares will not be estimated, for Quorum determination at the shareholders’ meetings, and are considered as neutral investment, that will not be estimated in determining the percentage of foreign investment participation in the capital stock, in the terms of the Foreign Investment Law. The company or companies, in which this corporation may hold the majority of shares or corporate interests, shall not invest direct or indirectly in shares of this corporation, nor in any other company that is the principal shareholder of said company, or that without being it, have the acknowledge that it is a shareholder of the Holding, in any percentage, except in the case that such companies acquire shares just to comply with call and put options, granted or designed, or that could be granted or designed, in favor of the workers of those companies. The Company may issue non subscribed shares, in the terms of article 81 of the Securities Market Law, which shall be in accordance with the capital structure and Series division, referred to in this By-laws. CLAUSE ELEVENTH, REGISTRY. The Company must carry a Nominative Stock Registry Book, in accordance with article 128 and 129 of the General Corporations Act, which may be kept, by the Secretary of the Board of Directors, a Securities Deposit Institution, a credit institution, or by the person appointed by the Board of Directors, acting on name and behalf of the Company, as a registry officer. The shares of the Company shall be documented in "Vinculated Units" that shall necessarily contain four shares, whether (i) four Series "B" shares, or (ii) three Series "B" shares jointly with one Series "C" share. In this manner, once that the shares represented by the capital stock are organized through said certificates, the company will register in its Nominative Stock Registry Book, only the four shares in the form of said stock certificates. The company shall maintain Series "C" shares in the company’s Secretary for a non defined time in order to proceed to the exchanges to those owning vinculated units that contain four Series "B" shares and showing interest for the exchange for associated units containing three Series "B" shares and one Series "C" share. The company will register in said Nominative Stock Registry Book all the transactions of subscription, payment, acquisition or transition of shares, and of the persons in which favor are transferred. The company shall consider as owners of the shares the persons which names appear in said Nominative Stock Registry Book." The company shall maintain a Variable Capital Stock Registry Book in which shall be registered all of the capital stock increases and decreases.

Exhibit 2.1

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.,

Issuer

to

THE BANK OF NEW YORK,

Trustee

_________________

INDENTURE

_________________

Dated as of June 1, 2005

Senior Debt Securities

Reconciliation and tie between
Trust Indenture Act of 1939 (the "Trust Indenture Act")
and Indenture

Trust Indenture Act Section	Indenture Section
x310(a)(l)	607
.(a)(2)	607
.(b)	608
x312(a)	701
.(b)	702
.(c)	702
x313(a)	703
.(b)(2)	703
.(c)	703
.(d)	703
x314(a)	704
.(c)(1)	102
.(c)(2)	102
.(e)	102
.(f)	102
x316(a) (last sentence)	101
.(a)(l)(A)	502, 512
.(a)(1)(B)	513
.(b)	508
x317(a)(1)	503
.(a)(2)	504
.(b)	1003
x318(a)	108

Note: This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.
ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION
Section 101.	Definitions; Rules of Construction	1
Section 102.	Compliance Certificates and Opinions	16
Section 103.	Form of Documents Delivered to Trustee	17
Section 104.	Acts of Holders	18
Section 105.	Notices, etc. to Trustee and Company	20
Section 106.	Notice to Holders of Securities; Waiver	20
Section 107.	Language of Notices	21
Section 108.	Conflict with Trust Indenture Act	21
Section 109.	Effect of Headings and Table of Contents	21
Section 110.	Successors and Assigns	21
Section 111.	Separability Clause	21
Section 112.	Benefits of Indenture	22
Section 113.	Governing Law; Submission to Jurisdiction; Appointment of CT Corporation	22
Section 114.	Waiver of Jury Trial	23
Section 115.	Legal Holidays	23
Section 116.	Counterparts	23
Section 117.	Judgment Currency	23
Section 118.	No Security Interest Created	24
Section 119.	Limitation on Individual Liability	24
ARTICLE TWO
SECURITIES FORMS
Section 201.	Forms Generally	25
Section 202.	Form of Trustees Certificate of Authentication	25
Section 203.	Securities in Global Form	25
ARTICLE THREE
THE SECURITIES
Section 301.	Amount Unlimited; Issuable in Series	26
Section 302.	Currency; Denominations	30
Section 303.	Execution, Authentication, Delivery and Dating	30
Section 304.	Temporary Securities	32
Section 305.	Registration, Transfer and Exchange	33
Section 306.	Mutilated, Destroyed, Lost and Stolen Securities	37
Section 307.	Payment of Interest and Certain Additional Amounts; Rights to Interest and Certain Additional Amounts Preserved	38
Section 308.	Persons Deemed Owners	40
Section 309.	Cancellation	41
Section 310.	Computation of Interest	41
Section 311.	CUSIP Numbers	41
ARTICLE FOUR
SATISFACTION AND DISCHARGE OF INDENTURE
Section 401.	Satisfaction and Discharge	41
Section 402.	Defeasance and Covenant Defeasance	43
Section 403.	Application of Trust Money	47
ARTICLE FIVE
REMEDIES
Section 501.	Events of Default	48
Section 502.	Acceleration of Maturity; Rescission and Annulment	50
Section 503.	Collection of Indebtedness and Suits for Enforcement by Trustee	50
Section 504.	Trustee May File Proofs of Claim	51
Section 505.	Trustee May Enforce Claims without Possession of Securities or Coupons	52
Section 506.	Application of Money Collected	52
Section 507.	Limitations on Suits	53
Section 508.	Unconditional Right of Holders to Receive Principal and any Premium, Interest and Additional Amounts	54
Section 509.	Restoration of Rights and Remedies	54
Section 510.	Rights and Remedies Cumulative	54
Section 511.	Delay or Omission Not Waiver	54
Section 512.	Control by Holders of Securities	55
Section 513.	Waiver of Past Defaults	55
Section 514.	Waiver of Stay or Extension Laws	55
Section 515.	Undertaking for Costs	56
ARTICLE SIX
THE TRUSTEE
Section 601.	Certain Duties and Responsibilities	56
Section 602.	Certain Rights of Trustee	57
Section 603.	Notice of Defaults	59
Section 604.	Not Responsible for Recitals or Issuance of Securities	59
Section 605.	May Hold Securities	60
Section 606.	Money Held in Trust	60
Section 607.	Compensation and Reimbursement	60
Section 608.	Corporate Trustee Required; Eligibility	61
Section 609.	Resignation and Removal; Appointment of Successor	61
Section 610.	Acceptance of Appointment by Successor	63
Section 611.	Merger, Conversion, Consolidation or Succession to Business	64
Section 612.	Appointment of Authenticating Agent	65
Section 613.	Appointment of Co-Trustee	66
ARTICLE SEVEN
HOLDERS LISTS AND REPORTS BY TRUSTEE AND COMPANY
Section 701.	Company to Furnish Trustee Names and Addresses of Holders	68
Section 702.	Preservation of Information; Communications to Holders	68
Section 703.	Reports by Trustee	69
Section 704.	Reports by Company; Rule 1444 Information	69
ARTICLE EIGHT
CONSOLIDATION, MERGER AND SALES
Section 801.	Company May Consolidate, Etc., Only on Certain Terms	70
Section 802.	Successor Person Substituted for Company	71
ARTICLE NINE
SUPPLEMENTAL INDENTURES
Section 901.	Supplemental Indentures without Consent of Holders	71
Section 902.	Supplemental Indentures with Consent of Holders	73
Section 903.	Execution of Supplemental Indentures	74
Section 904.	Effect of Supplemental Indentures	74
Section 905.	Reference in Securities to Supplemental Indentures	74
Section 906.	Conformity with Trust Indenture Act	74
Section 907.	Notice of Supplemental Indenture	75
ARTICLE TEN
COVENANTS
Section 1001.	Payment of Principal, any Premium, Interest and Additional Amounts	75
Section 1002.	Maintenance of Office or Agency	75
Section 1003.	Money for Securities Payments to Be Held in Trust	76
Section 1004.	Additional Amounts	78
Section 1005.	Limitation on Liens	81
Section 1006.	Limitation on Subsidiary Indebtedness	83
Section 1007.	Limitation on Sale and Leaseback	85
Section 1008.	Repurchase of Securities upon a Change of Control	85
Section 1009.	Withholding Tax Redemption	86
Section 1010.	Corporate Existence	88
Section 1011.	Waiver of Certain Covenants	88
Section 1012.	Company Statement as to Compliance; Notice of Certain Defaults	88
Section 1013.	Calculation of Original Issue Discount	89
ARTICLE ELEVEN
REDEMPTION OF SECURITIES
Section 1101.	Applicability of Article	89
Section 1102.	Election to Redeem; Notice to Trustee	89
Section 1103.	Selection by Trustee of Securities to be Redeemed	89
Section 1104.	Notice of Redemption	90
Section 1105.	Deposit of Redemption Price	91
Section 1106.	Securities Payable on Redemption Date	92
Section 1107.	Securities Redeemed in Part	93
ARTICLE TWELVE
SINKING FUNDS
Section 1201.	Applicability of Article	93
Section 1202.	Satisfaction of Sinking Fund Payments with Securities	93
Section 1203.	Redemption of Securities for Sinking Fund	94
ARTICLE THIRTEEN
REPAYMENT AT THE OPTION OF HOLDERS
Section 1301.	Applicability of Article	94
ARTICLE FOURTEEN
SECURITIES IN FOREIGN CURRENCIES
Section 1401.	Applicability of Article	95
ARTICLE FIFTEEN
MEETINGS OF HOLDERS OF SECURITIES
Section 1501.	Purposes for Which Meetings May Be Called	95
Section 1502.	Call, Notice and Place of Meetings	95
Section 1503.	Persons Entitled to Vote at Meetings	96
Section 1504.	Quorum; Action	96
Section 1505.	Determination of Voting Rights; Conduct and Adjournment of Meetings	97
Section 1506.	Counting Votes and Recording Action of Meetings	98

INDENTURE, dated as of June 1, 2005 (the "Indenture"), between Controladora Comercial Mexicana, S.A. de C.V., a limited liability variable stock corporation (sociedad anónima de capital variable) (hereinafter called the "Issuer" or the "Company") organized under the laws of the United Mexican States ("Mexico"), having its principal executive office located at Avenida Revolución No. 780 Módulo 2, Col. San Juan C.P., 03730 Mexico, D.F., Mexico; fax: +52 (55) 5270-9302, and The Bank of New York, a New York banking corporation (hereinafter called the "Trustee"), having its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286; fax: +1 (212) 815-5820.

RECITALS

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its senior unsecured debentures, notes or other evidences of Indebtedness (hereinafter called the "Securities"), unlimited as to principal amount, to bear such rates of interest, to mature at such time or times, to be issued in one or more series and to have such other provisions as shall be fixed as hereinafter provided.

The Company has duly authorized the execution and delivery of this Indenture. All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

This Indenture is subject to the provisions of the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder that are required to be part of this Indenture and, to the extent applicable, shall be governed by such provisions.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders (as herein defined) thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or of any series thereof and any Coupons (as hereinafter defined) as follows:

  Definitions and Other Provisions of General Application

    Definitions; Rules of Construction.

    Except as otherwise expressly provided in or pursuant to this Indenture or unless the context otherwise requires, for all purposes of this Indenture:

      the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;
      all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;
      except as otherwise indicated, all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with Mexican GAAP;
      the words "herein", "hereof", "hereto" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;
      the word "or" is always used inclusively (for example, the phrase "A or B" means "A or B or both", not "either A or B but not both");
      provisions apply to successive events and transactions;
      the masculine gender includes the feminine and the neuter; and
      references to agreements and other instruments include subsequent amendments thereto.

    Certain terms used principally in certain Articles hereof are defined in those Articles.

    "Act", when used with respect to any Holders, has the meaning specified in Section 104.

    "Additional Amounts" has the meaning specified in Section 1004.

    "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

    "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with Mexican GAAP.

    "Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 612 to act on behalf of the Trustee to authenticate Securities of one or more series.

    "Authorized Newspaper" means a newspaper, in an official language of the place of publication or in the English language, customarily published on each day that is a Business Day in the place of publication, whether or not published on days that are Legal Holidays in the place of publication, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any day that is a Business Day in the place of publication.

    "Bearer Security" means any Security in the form established pursuant to Section 201 which is payable to bearer.

    "Board of Directors" means the Board of Directors of the Company or the Executive Committee thereof, if duly authorized by the Board of Directors and under Mexican law to act with respect to the Indenture; provided, that for purposes of clause (ii) of the definition of Change of Control, the Board of Directors shall mean the entire Board of Directors then in office.

    "Board Resolution" means a copy of one or more resolutions, certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, delivered to the Trustee.

    "Business Day" means, unless otherwise specified with respect to any Securities pursuant to Section 301, any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York, Luxembourg or other location are authorized or obligated by law, regulation or executive order to close.

    "Capitalized Lease Obligation" of any Person means any obligation of such Person to pay rent or other amounts under a lease with respect to any property (whether real, personal or mixed) acquired or leased (other than leases for transponders) by such Person and used in its business that is required to be accounted for as a liability on the balance sheet of such Person in accordance with Mexican GAAP and the amount of such Capitalized Lease Obligation shall be the amount so required to be accounted for as a liability.

    "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and l4(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of shares of Voting Stock of the Company representing more than 50% of the total voting power of the total Voting Stock of the Company on a fully diluted basis and (A) such ownership is greater than the amount of voting power of the total Voting Stock, on a fully diluted basis, "beneficially owned" by the Existing Stockholders and their Affiliates on such date, (B) such beneficial owner has the right under applicable law to exercise the voting power of such shares and (C) such beneficial owner has the right to elect more directors than the Existing Stockholders and their Affiliates on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors of the Company (together with any new directors whose elections by the Board of Directors or whose nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

    "Commission" means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act.

    "Common Stock" includes any stock of any class of the Company which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company.

    "Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person, and any other obligor upon the Securities.

    "Company Request" and "Company Order" mean, respectively, a written request or order, as the case may be, signed in the name of the Company by the Chairman of the Board of Directors, a Vice Chairman, the Chief Executive Officer, the President or a Vice President, and by the Chief Accounting Officer, the Chief Financial Officer, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company and delivered to the Trustee.

    "Consolidated Net Tangible Assets" means total consolidated assets of the Company and its Restricted Subsidiaries less (i) all current liabilities, (ii) all goodwill, (iii) all trade names, trademarks, patents and other intellectual property assets and (iv) all licenses of the Company and its Restricted Subsidiaries, each as set forth on its most recently prepared quarterly or annual consolidated balance sheet and computed in accordance with Mexican GAAP.

    "Conversion Event" means the cessation of use of (i) a Foreign Currency both by the government of the country or the confederation which issued such Foreign Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community or (ii) any currency unit or composite currency for the purposes for which it was established.

    "Corporate Trust Office" means the principal corporate trust office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of original execution of this Indenture is located at 101 Barclay Street, New York, New York 10286, Attention: Corporate Trust Administration - Global Finance Office or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as a successor Trustee may designate from time to time by notice to the Holders and to the Company).

    "Corporation" includes corporations and limited liability companies and, except for purposes of Article Eight, associations, companies (other than limited liability companies) and business trusts.

    "Coupon" means any interest coupon appertaining to a Bearer Security.

    "Currency", with respect to any payment, deposit or other transfer in respect of the principal of or any premium or interest on or any Additional Amounts with respect to any Security, means Dollars or the Foreign Currency, as the case may be, in which such payment, deposit or other transfer is required to be made by or pursuant to the terms hereof or such Security and, with respect to any other payment, deposit or transfer pursuant to or contemplated by the terms hereof or such Security, means Dollars.

    "CUSIP number" means the alphanumeric designation assigned to a Security by Standard & Poor’s Corporation, CUSIP Service Bureau.

    "Defaulted Interest" has the meaning specified in Section 307.

    "Dollars" or "$" means a dollar or other equivalent unit of legal tender for payment of public or private debts in the United States of America.

    "Event of Default" has the meaning specified in Section 501.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor thereto, in each case as amended from time to time.

    "Existing Stockholders" means (i) Carlos Gonzalez Nova, Jaime Gonzalez Nova and Guillermo Gonzalez Nova, (ii) any parent, brother or sister, child, grandchild, niece, nephew or cousin of one of the individuals named in clause (i), (iii) the spouse or a former spouse of any individual named in clause (i) or (ii), (iv) the lineal descendants of any person named in clauses (i) through (iii) and the spouse or a former spouse of any such lineal descendant, (v) the estate or any guardian, custodian or other legal representative of any individual named in clauses (i) through (iv), (vi) any trust established solely for the benefit of any one or more of the individuals named in clauses (i) through (v) and (vii) any Person in which all of the equity interests are owned, directly or indirectly, by any one or more of the Persons named in clauses (i) through (vi).

    "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the Board of Directors, acting in good faith and evidenced by a Board Resolution.

    "Fitch" means Fitch Ratings, a subsidiary of Fimalac, S.A.

    "Foreign Currency" means any currency, currency unit or composite currency, including, without limitation, the euro, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such governments.

    "Funded Indebtedness" of any Person means, as of the date as of which the amount thereof is to be determined, without duplication, all Indebtedness of such Person, which by the terms thereof have a final maturity, duration or payment date more than one year from the date of determination thereof (including, without limitation, any balance of such Indebtedness or obligation which was Funded Indebtedness at the time of its creation maturing within one year from such date of determination) or which has a final maturity, duration or payment date within one year from such date of determination but which by its terms may be renewed or extended at the option of such Person for more than one year from such date of determination, whether or not theretofore renewed or extended; provided, however, "Funded Indebtedness" shall not include (1) any Indebtedness of the Company or any Subsidiary to the Company or another Subsidiary, (2) any guarantee by the Company or any Subsidiary of Indebtedness of the Company or another Subsidiary, provided that such guarantee is not secured by a Lien on any Operating Property, (3) any guarantee by the Company or any Subsidiary of the Indebtedness of any Person (including, without limitation, a business trust), if the obligation of the Company or such Subsidiary under such guaranty is limited in amount to the amount of funds held by or on behalf of such Person that are available for the payment of such Indebtedness, (4) liabilities under interest rate swap, exchange, collar or cap agreements and all other agreements or arrangements designed to protect against fluctuations in interest rates or currency exchange rates, and (5) liabilities under commodity hedge, commodity swap, exchange, collar or cap agreements, fixed price agreements and all other agreements or arrangements designed to protect against fluctuations in prices. For purposes of determining the outstanding principal amount of Funded Indebtedness at any date, the amount of Indebtedness issued at a price less than the principal amount thereof shall be equal to the amount of the liability in respect thereof at such date determined in accordance with Mexican GAAP.

    "Government Obligations" means securities which are (i) direct obligations of the United States of America or the other government or governments in the confederation which issued the Foreign Currency in which the principal of or any premium or interest on any Security or any Additional Amounts in respect thereof shall be payable, in each case where the payment or payments thereunder are supported by the full faith and credit of the United States or such government or governments or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such other government or governments, in each case where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, and which, in the case of (i) or (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or other amount with respect to any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of or other amount with respect to the Government Obligation evidenced by such depository receipt.

    "Holder", in the case of any Registered Security, means the Person in whose name such Security is registered in the Security Register and, in the case of any Bearer Security, means the bearer thereof and, in the case of any Coupon, means the bearer thereof.

    "Indebtedness" of any Person, without duplication, means:

    (1) any indebtedness of such Person (i) for borrowed money or (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities;

    (2) any guarantee by such Person of any indebtedness of others described in the preceding clause (1); and

    (3) to the extent not otherwise included in this definition, net liabilities under interest rate and currency protection agreements, if any, determined on a marked-to-market basis as of the date of the most recent annual or quarterly consolidated financial statements of the Company and its Subsidiaries filed with the National Banking and Securities Commission, the Mexican Stock Exchange or the Commission;

    (4) any Capitalized Lease Obligation; and

    (5) any amendment, renewal, extension or refunding of any such indebtedness or guarantee.

    Provided, however, Indebtedness shall not include:

    (1) (x) trade payables or (y) accrued liabilities not relating to borrowed money, in each case, arising in the ordinary course of business which are not overdue and which by their terms are not then being assessed interest and/or penalties, or which are being contested in good faith; or

    (2) any liability for (A) federal, state, local, income, asset or other taxes or employee profit sharing obligations of Mexico, the United States or any other jurisdiction, (B) endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business or (C) any indebtedness that has been defeased or satisfied in accordance with the terms of the documents governing such indebtedness (or with respect to which an amount of cash or cash equivalents sufficient to repay, defease or satisfy such Indebtedness has been placed in escrow or in trust for the purpose of paying, defeasing or satisfying such Indebtedness, but only if under Mexican GAAP the Indebtedness to be paid, defeased or satisfied would no longer be considered Indebtedness required to be included on the consolidated balance sheet of the Company and its Subsidiaries under Mexican GAAP).

    For the purpose of this definition:

    (1) all Indebtedness shall be computed using Pesos;

    (2) any outstanding Indebtedness denominated in a currency other than Pesos shall be converted into Pesos on the basis of the noon buying rate in New York City for cable transfers in Pesos published by the Federal Reserve Bank of New York; and

    (3) the amount of Indebtedness issued at a price less than the principal amount of Indebtedness thereof shall be equal to the amount of the liability in respect thereof at such date determined in accordance with Mexican GAAP.

    "Indenture" means this instrument as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and, with respect to any Security, by the terms and provisions of such Security and any Coupon appertaining thereto established pursuant to Section 301 (as such terms and provisions may be amended pursuant to the applicable provisions hereof); provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, "Indenture" shall mean, with respect to any one or more series of Securities for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of those particular series of Securities for which such Person is Trustee established pursuant to Section 301, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not Trustee, regardless of when such terms or provisions were adopted.

    "Independent Public Accountants" means accountants or a firm of accountants that, with respect to the Company and any other obligor under the Securities or the Coupons, are independent public accountants within the meaning of the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder, who may be the independent public accountants regularly retained by the Company or who may be other independent public accountants. Such accountants or firm shall be entitled to rely upon any Opinion of Counsel as to the interpretation of any legal matters relating to this Indenture or certificates required to be provided hereunder.

    "Indexed Security" means a Security the terms of which provide that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance.

    "Interest Payment Date", with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

    "Judgment Currency" has the meaning specified in Section 117.

    "Legal Holidays" has the meaning specified in Section 115.

    "Lien" means any mortgage, pledge, lien, security interest, or other similar encumbrance.

    "Marketable Securities" means any securities listed on a U.S. national securities exchange or reported by the Nasdaq Stock Market or listed on a recognized international securities exchange or traded in the over-the-counter market and quoted by at least two broker-dealers as reported by the National Quotation Bureau or similar organization, including as Marketable Securities options, warrants and other rights to purchase, and securities exchangeable for or convertible into, Marketable Securities.

    "Material Subsidiary" means, at any relevant time, any Subsidiary that meets any of the following conditions:

    (1) the Company’s and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 10% of the total consolidated assets of the Company and its Subsidiaries;

    (2) the Company’s and its other Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10% of the total consolidated assets of the Company and its Subsidiaries;

    (3) the Company’s and its other Subsidiaries’ proportionate share of the total revenues (after intercompany eliminations) of the Subsidiary exceeds 10% of the total consolidated revenue of the Company and its Subsidiaries; or

    (4) the Company’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exceeds 10% of such income of the Company and its Subsidiaries;

    all as calculated by reference to the then latest fiscal year-end accounts (or consolidated fiscal year-end accounts, as the case may be) of such Subsidiary and the then latest audited consolidated fiscal year-end accounts of the Company and its Subsidiaries.

    "Maturity", with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as provided in or pursuant to this Indenture, whether at the Stated Maturity or by declaration of acceleration, notice of redemption or repurchase, notice of option to elect repayment, or otherwise, and includes the Redemption Date.

    "Mexican GAAP" means generally accepted accounting principles in Mexico and the accounting principles and policies of the Company and its Restricted Subsidiaries, in each case as in effect as of the date of this Indenture. All ratios and computations shall be computed in conformity with Mexican GAAP applied on a consistent basis and using constant Peso calculations.

    "Mexican Stock Exchange" means the Bolsa Mexicana de Valores, S.A. de C.V.

    "Ministry of Finance and Public Credit" means the Secretaría de Hacienda y Crédito Público.

    "Nasdaq Stock Market" means The Nasdaq Stock Market, a subsidiary of the National Association of Securities Dealers, Inc.

    "National Banking and Securities Commission" means the Comisión Nacional Bancaria y de Valores.

    "New York Banking Day" has the meaning specified in Section 117.

    "NYSE" means the New York Stock Exchange, Inc.

    "Offer to Purchase" means an offer by the Company to purchase Securities from the Holders after a Change of Control as required by Section 1008, which shall be commenced by mailing a notice to the Trustee and each Holder that, unless otherwise required by applicable law, shall state: (i) the covenant pursuant to which the offer is being made and that all Securities validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date") (iii) that any Security not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Security accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have a Security purchased pursuant to the Offer to Purchase will be required to surrender the Security, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side thereof completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Securities delivered for purchase and a statement that such Holder is withdrawing his or her election to have such Securities purchased; and (vii) that Holders whose Securities are being purchased only in part will be issued new Securities equal in principal amount to the unpurchased portion thereof surrendered; provided that each Security purchased and each new Rule 144A Security issued shall be in a principal amount of U.S. $100,000 or integral multiples of U.S. $10,000 in excess thereof and each new Regulation S Security issued shall be in a principal amount of U.S. $1,000 or integral multiples thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Securities or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Securities or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all the Securities or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Securities so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Security equal in principal amount to any unpurchased portion of the Security surrendered; provided that each Security purchased and each new Security issued shall be in a principal amount of U.S. $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule l4e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Securities pursuant to an Offer to Purchase.

    "Office" or "Agency", with respect to any Securities, means an office or agency of the Company maintained or designated in a Place of Payment for such Securities pursuant to Section 1002 or any other office or agency of the Company maintained or designated for such Securities pursuant to Section 1002 or, to the extent designated or required by Section 1002 in lieu of such office or agency, the Corporate Trust Office of the Trustee.

    "Officers’ Certificate" means a certificate signed by the Chairman of the Board of Directors, a Vice Chairman, the Chief Executive Officer, the President or a Vice President, and by the Chief Accounting Officer, the Chief Financial Officer, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, that, if applicable, complies with the requirements of Section 314(e) of the Trust Indenture Act and is delivered to the Trustee.

    "Operating Property" means, as of any date of determination, any real and tangible property owned by the Company or any Restricted Subsidiary that constitutes all or any part of any store, warehouse or distribution center and is used in the ordinary course of its business or constitutes unimproved land, other than any such property which, individually or, in the case of a series of related transactions, in the aggregate, in the good faith opinion of the Board of Directors, is not of material importance to the business conducted or assets owned by the Company and its Restricted Subsidiaries taken as a whole.

    "Opinion of Counsel" means a written opinion of counsel, who may be an employee of or counsel for the Company or other counsel, which opinion shall be reasonably acceptable to the Trustee and, if required by the Trust Indenture Act, comply with the requirements of Section 314(e) of the Trust Indenture Act.

    "Original Issue Discount Security" means a Security issued pursuant to this Indenture which provides, at any time prior to the final Stated Maturity of such Security, for declaration of an amount less than the principal face amount thereof to be due and payable upon acceleration pursuant to Section 502.

    "Outstanding", when used with respect to any Securities, means, as of the date of determination, all such Securities theretofore authenticated and delivered under this Indenture, except:

    (a) any such Security theretofore cancelled by the Trustee or the Security Registrar or delivered to the Trustee or the Security Registrar for cancellation;

    (b) any such Security for whose payment at the Maturity thereof money in the necessary amount has been theretofore deposited pursuant hereto (other than pursuant to Section 402) with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities and any Coupons appertaining thereto, provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

    (e) any such Security with respect to which the Company has effected defeasance or covenant defeasance pursuant to the terms hereof, except to the extent provided in Section 402;

    (d) any such Security which has been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, unless there shall have been presented to the Trustee proof satisfactory to it that such Security is held by a bona fide purchaser in whose hands such Security is a valid obligation of the Company; and

    (e) any such Security converted or exchanged as contemplated by this Indenture into Common Stock or other securities, cash or other property, if the terms of such Security provide for such conversion or exchange pursuant to Section 301;

    provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders of Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that may be counted in making such determination and that shall be deemed to be Outstanding for such purposes shall be equal to the amount of the principal thereof that pursuant to the terms of such Original Issue Discount Security would be declared (or shall have been declared to be) due and payable upon a declaration of acceleration thereof pursuant to Section 502 at the time of such determination, and (ii) the principal amount of any Indexed Security that may be counted in making such determination and that shall be deemed outstanding for such purpose shall be equal to the principal face amount of such Indexed Security at original issuance, unless otherwise provided in or pursuant to this Indenture, and (iii) the principal amount of a Security denominated in a Foreign Currency shall be the Dollar equivalent, determined on the date of original issuance of such Security, of the principal amount (or, in the case of an Original Issue Discount Security, the Dollar equivalent on the date of original issuance of such Security of the amount determined as provided in (i) above) of such Security, and (iv) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor, shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making any such determination or relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which shall have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee (A) the pledgee’s right so to act with respect to such Securities and (B) that the pledgee is not the Company or any other obligor upon the Securities or any Coupons appertaining thereto or an Affiliate of the Company or such other obligor.

    "Paying Agent" means any Person authorized by the Company to pay the principal of, or any premium or interest on, or any Additional Amounts with respect to, any Security or any Coupon on behalf of the Company.

    "Permitted Liens" has the meaning specified in Section 1005.

    "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

    "Pesos" or "Ps." means the legal currency of Mexico.

    "Place of Payment", with respect to any Security, means the place or places where the principal of, or any premium or interest on, or any Additional Amounts with respect to such Security are payable as provided in or pursuant to this Indenture or such Security.

    "Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same Indebtedness as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a lost, destroyed, mutilated or stolen Security or any Security to which a mutilated, destroyed, lost or stolen Coupon appertains shall be deemed to evidence the same Indebtedness as the lost, destroyed, mutilated or stolen Security or the Security to which a mutilated, destroyed, lost or stolen Coupon appertains.

    "Private Placement Legend" means the legend initially set forth on the Securities in the form set forth in Section 2.02.

    "QIB" means a "qualified institutional buyer" as defined in Rule l44A.

    "Rating Agencies" means (i) S&P and (ii) Fitch and (iii) if S&P or Fitch or both shall not make a rating of the Securities publicly available, a nationally recognized United States securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Fitch or both, as the case may be.

    "Redemption Date", with respect to any Security or portion thereof to be redeemed, means each date fixed for such redemption by or pursuant to this Indenture or such Security.

    "Redemption Price" means, with respect to any Security or portion thereof to be redeemed, the price at which it is to be redeemed as determined by or pursuant to this Indenture or such Security.

    "Registered Security" means any Security in registered form established pursuant to Section 201 which is registered in the Security Register.

    "Regular Record Date" for the interest payable on any Registered Security on any Interest Payment Date therefor means the date, if any, specified in or pursuant to this Indenture or such Security as the "Regular Record Date".

    "Relevant Date" means, in respect of any payment, the date on which such payment first becomes due but, if the full amount of the moneys payable has not been received by the Trustee on or prior to such due date, it means the date on which the full amount of such moneys is received and notice to that effect is duly given to the Holders in accordance with the provisions contained in this Indenture.

    "Required Currency" has the meaning specified in Section 117.

    "Responsible Officer" shall mean when used with respect to the Trustee (a) any officer within the corporate trust department of the Trustee including any vice president, assistant vice president, treasurer, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (b) who shall have direct responsibility for the administration of this Agreement.

    "Restricted Subsidiary" means, as of any date of determination, each of the Company’s direct or indirect subsidiaries other than Costco de Mexico, S.A. de C.V., or any direct or indirect subsidiary of Costco de Mexico, S.A. de C.V.

    "S&P" means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

    "Sale and Leaseback Transactions" means any arrangement providing for the leasing to the Company or a Subsidiary of any Operating Property (except for temporary leases for a term, including renewals, of not more than three years) which has been or is to be sold by the Company or such Subsidiary to the lessor.

    "Security" or "Securities" means any note or notes, bond or bonds, debenture or debentures, or any other evidences of Indebtedness, as the case may be, authenticated and delivered under this Indenture; provided, however, that, if at any time there is more than one Person acting as Trustee under this Indenture, "Securities", with respect to any such Person, shall mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not Trustee.

    "Security Register" and "Security Registrar" have the respective meanings specified in Section 305.

    "Special Record Date" for the payment of any Defaulted Interest on any Registered Security means a date fixed by the Trustee pursuant to Section 307.

    "Stated Maturity", with respect to any Security or any installment of principal thereof or interest thereon or any Additional Amounts with respect thereto, means the date established by or pursuant to this Indenture or such Security as the fixed date on which the principal of such Security or such installment of principal or interest is, or such Additional Amounts are, due and payable.

    "Subsidiary" means any corporation, association, limited liability company, partnership or other business entity of which a majority of the total voting power of the capital stock or other interests (including partnership interests) entitled (without regard to the incurrence of a contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more of its Subsidiaries or (iii) one or more Subsidiaries of the Company.

    "Taxes" has the meaning specified in Section 1004.

    "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, and any reference herein to the Trust Indenture Act or a particular provision thereof shall mean such Act or provision, as the case may be, as amended or replaced from time to time or as supplemented from time to time by rules or regulations adopted by the Commission under or in furtherance of the purposes of such Act or provision, as the case may be.

    "Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such with respect to one or more series of Securities pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean each Person who is then a Trustee hereunder; provided, however, that if at any time there is more than one such Person, "Trustee" shall mean each such Person and as used with respect to the Securities of any series shall mean the Trustee with respect to the Securities of such series.

    "United States", except as otherwise provided in or pursuant to this Indenture or any Security, means the United States of America (including the states thereof and the District of Columbia), its territories and possessions and other areas subject to its jurisdiction.

    "United States Alien", except as otherwise provided in or pursuant to this Indenture or any Security, means any Person who, for United States Federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States Federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust.

    "Unrestricted Subsidiary" means, as of any date of determination, any Subsidiary of the Company that is not a Restricted Subsidiary.

    "U.S. Depository" or "Depository" means, with respect to any Security issuable or issued in the form of one or more global Securities, the Person designated as U.S. Depository or Depository by the Company in or pursuant to this Indenture, which Person must be, to the extent required by applicable law or regulation, a clearing agency registered under the Exchange Act and, if so provided with respect to any Security, any successor to such Person. If at any time there is more than one such Person, "U.S. Depository" or "Depository" shall mean, with respect to any Securities, the qualifying entity which has been appointed with respect to such Securities.

    "U.S. Global Security" has the meaning provided in Section 201.

    "Vice President", when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "Vice President".

    "Voting Stock" means, with respect to any Person, capital stock of any class or kind ordinarily having power to vote for the election of directors, managers or other voting members of the governing body of such Person.

    "Wholly Owned" means, with respect to any Restricted Subsidiary of any Person, such Restricted Subsidiary if all of the outstanding Capital Stock in such Restricted Subsidiary (other than any director’s qualifying shares or investments by foreign nationals mandated by applicable law and shares of Common Stock that, in the aggregate, do not exceed 1% of the economic value or voting power of the Capital Stock of such Restricted Subsidiary) is owned by such Person or one or more Wholly Owned Restricted Subsidiaries of such Person.

    "Withholding Tax Redemption" has the meaning specified in Section 1009.

    "Withholding Tax Redemption Certificate" has the meaning specified in Section 1009.

    "Withholding Tax Redemption Date" has the meaning specified in Section 1009.

    "Withholding Tax Redemption Price" has the meaning specified in Section 1009.

    Compliance Certificates and Opinions.

    Except as otherwise expressly provided in or pursuant to this Indenture, upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents or any of them is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

    Every certificate or opinion with respect to compliance with a condition or covenant or covenant provided for in this Indenture shall include:

      a statement that each individual signing such certificate or opinion has read such condition or covenant and the definitions herein relating thereto;
      a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
      a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such condition or covenant has been complied with; and
      a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.
    Form of Documents Delivered to Trustee.

    In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

    Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless such officer knows, or in the exercise of reasonable care should know, that the opinion with respect to the matters upon which his certificate or opinion is based is erroneous. Any such Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

    Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture or any Security, they may, but need not, be consolidated and form one instrument.

    Acts of Holders.
      Any request, demand, authorization, direction, notice, consent, waiver or other action provided by or pursuant to this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. If, but only if, Securities of a series are issuable as Bearer Securities, any request, demand, authorization, direction, notice, consent, waiver or other action provided in or pursuant to this Indenture to be given or taken by Holders of Securities of such series may, alternatively, be embodied in and evidenced by the record of Holders of Securities of such series voting in favor thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Securities of such series duly called and held in accordance with the provisions of Article Fifteen, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and (subject to Section 315 of the Trust Indenture Act) conclusive in favor of the Trustee and the Company and any agent of the Trustee or the Company, if made in the manner provided in this Section. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1506.

      Without limiting the generality of this Section 104, unless otherwise provided in or pursuant to this Indenture, a Holder, including a U.S. Depository that is a Holder of a global Security, may make, give or take, by a proxy or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other Act provided in or pursuant to this Indenture or the Securities to be made, given or taken by Holders, and a U.S. Depository that is a Holder of a global Security may provide its proxy or proxies to the beneficial owners of interests in any such global Security through such U.S. Depository’s standing instructions and customary practices.

      The Trustee shall fix a record date for the purpose of determining the Persons who are beneficial owners of interest in any permanent global Security held by a U.S. Depository entitled under the procedures of such U.S. Depository to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other Act provided in or pursuant to this Indenture to be made, given or taken by Holders. If such a record date is fixed, the Holders on such record date or their duly appointed proxy or proxies, and only such Persons, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other Act, whether or not such Holders remain Holders after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other Act shall be valid or effective if made, given or taken more than 90 days after such record date.

      The fact and date of the execution by any Person of any such instrument or writing referred to in this Section 104 may be proved in any reasonable manner which the Trustee deems sufficient and in accordance with such reasonable rules as the Trustee may determine; and the Trustee may in any instance require further proof with respect to any of the matters referred to in this Section.
      The ownership, principal amount and serial numbers of Registered Securities held by any Person, and the date of the commencement and the date of the termination of holding the same, shall be proved by the Security Register.
      The ownership, principal amount and serial numbers of Bearer Securities held by any Person, and the date of the commencement and the date of the termination of holding the same, may be proved by the production of such Bearer Securities or by a certificate executed, as depositary, by any trust company, bank, banker or other depositary reasonably acceptable to the Company, wherever situated, if such certificate shall be deemed by the Company and the Trustee to be satisfactory, showing that at the date therein mentioned such Person had on deposit with such depositary, or exhibited to it, the Bearer Securities therein described; or such facts may be proved by the certificate or affidavit of the Person holding such Bearer Securities, if such certificate or affidavit is deemed by the Trustee to be satisfactory. The Trustee and the Company may assume that such ownership of any Bearer Security continues until (1) another certificate or affidavit bearing a later date issued in respect of the same Bearer Security is produced, (2) such Bearer Security is produced to the Trustee by some other Person, (3) such Bearer Security is surrendered in exchange for a Registered Security or (4) such Bearer Security is no longer Outstanding. The ownership, principal amount and serial numbers of Bearer Securities held by the Person so executing such instrument or writing and the date of the commencement and the date of the termination of holding the same may also be proved in any other manner which the Company and the Trustee deem sufficient.
      If the Company shall solicit from the Holders of any Registered Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may at its option (but is not obligated to), by Board Resolution, fix in advance a record date for the determination of Holders of Registered Securities entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of Registered Securities of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders of Registered Securities shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.
      Any request, demand, authorization, direction, notice, consent, waiver or other Act by the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done or suffered to be done by the Trustee, any Security Registrar, any Paying Agent or the Company in reliance thereon, whether or not notation of such Act is made upon such Security.
    Notices, etc. to Trustee and Company.

    Any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with, the Trustee by any Holder or the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, or the Company by the Trustee or any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to the attention of its Treasurer at the address of its principal office specified in the first paragraph of this instrument or at any other address previously furnished in writing to the Trustee by the Company.
    Notice to Holders of Securities; Waiver.

    Except as otherwise expressly provided in or pursuant to this Indenture, where this Indenture provides for notice to Holders of Securities of any event,

      such notice shall be sufficiently given to Holders of Registered Securities if in writing and mailed, first-class postage prepaid, to each Holder of a Registered Security affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice; and
      such notice shall be sufficiently given to Holders of Bearer Securities, if any, if published in an Authorized Newspaper in The City of New York and, if such Securities are then listed on any stock exchange outside the United States, in an Authorized Newspaper in such city as the Company shall advise the Trustee that such stock exchange so requires, of a Business Day at least twice, the first such publication to be not earlier than the earliest date and the second such publication not later than the latest date prescribed for the giving of such notice.

    In any case where notice to Holders of Registered Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder of a Registered Security shall affect the sufficiency of such notice with respect to other Holders of Registered Securities or the sufficiency of any notice to Holders of Bearer Securities given as provided herein. Any notice which is mailed in the manner herein provided shall be conclusively presumed to have been duly given or provided. In the case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

    In case by reason of the suspension of publication of any Authorized Newspaper or Authorized Newspapers or by reason of any other cause it shall be impracticable to publish any notice to Holders of Bearers Securities as provided above, then such notification to Holders of Bearer Securities as shall be given with the approval of the Trustee shall constitute sufficient notice to such Holders for every purpose hereunder. Neither failure to give notice by publication to Holders of Bearer Securities as provided above, nor any defect in any notice so published, shall affect the sufficiency of any notice mailed to Holders of Registered Securities as provided above.

    Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders of Securities shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

    Language of Notices.

    Any request, demand, authorization, direction, notice, consent, election or waiver required or permitted under this Indenture shall be in the English language, except that, if the Company so elects, any published notice may be in an official language of the country of publication.

    Conflict with Trust Indenture Act.

    If any provision hereof limits, qualifies or conflicts with any duties under any required provision of the Trust Indenture Act, such required provision shall control.

    Effect of Headings and Table of Contents.

    The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

    Successors and Assigns.

    All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

    Separability Clause.

    In case any provision in this Indenture, any Security or any Coupon shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

    Benefits of Indenture.

    Nothing in this Indenture, any Security or any Coupon, express or implied, shall give to any Person, other than the parties hereto, any Security Registrar, any Paying Agent, any Authentication Agent and their successors hereunder and the Holders of Securities or Coupons, any benefit or any legal or equitable right, remedy or claim under this Indenture.

    Governing Law; Submission to Jurisdiction; Appointment of CT Corporation.

    This Indenture, the Securities and any Coupons shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said state without giving effect to any provisions relating to conflicts of laws other than Section 5-1401 of the New York General Obligations Law.

    Each of the Trustee and the Company irrevocably consents and agrees that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or based on this Indenture may be brought in any United States federal or state court in the State of New York, County of New York.

    The Company designates, appoints, and empowers CT Corporation System with offices currently at 111 Eighth Avenue, New York, New York 10011, as its designee, appointee and agent to receive and accept for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against any of the Company in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement and the Indenture and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Company agrees to designate a new designee, appointee and agent in The City of New York on the terms and for the purposes of this Section 113 reasonably satisfactory to the Trustee. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Company by serving a copy thereof upon the relevant agent for service of process referred to in this Section 113 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service). The Company agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Indenture brought in the federal courts located in The City of New York or the courts of the State of New York located in The County of New York, hereby further irrevocably and unconditionally waives and agrees, to the fullest extent permitted by law, not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum, and in addition waives any right to which it may be entitled on account of place of residence or domicile.

    Waiver of Jury Trial.

    EACH OF THE TRUSTEE AND THE COMPANY HEREBY IRREVOCABLY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS INDENTURE. THE TRUSTEE AND THE COMPANY ACKNOWLEDGE THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS INDENTURE AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS IN CONNECTION WITH THIS INDENTURE. THE TRUSTEE AND THE COMPANY WARRANT AND REPRESENT THAT EACH HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

    Legal Holidays.

    Unless otherwise specified in or pursuant to this Indenture or any Securities, in any case where any Interest Payment Date, Stated Maturity or Maturity of any Security, or the last date on which a Holder has the right to convert or exchange Securities of a series that are convertible or exchangeable, shall not be a Business Day (a "Legal Holiday") at any Place of Payment, then (notwithstanding any other provision of this Indenture, any Security or any Coupon other than a provision in any Security or Coupon that specifically states that such provision shall apply in lieu hereof) payment need not be made at such Place of Payment on such date, and such Securities need not be converted or exchanged on such date but such payment may be made, and such Securities may be converted or exchanged, on the next succeeding day that is a Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or at the Stated Maturity or Maturity or on such last day for conversion or exchange, and no interest shall accrue on the amount payable on such date or at such time for the period from and after such Interest Payment Date, Stated Maturity, Maturity or last day for conversion or exchange, as the case may be, to the next succeeding Business Day.

    Counterparts.

    This Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

    Judgment Currency.

    The Company agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of, or premium or interest, if any, or Additional Amounts on the Securities of any series (the "Required Currency") into a currency in which a judgment will be rendered (the "Judgment Currency"), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the requisite amount of the Required Currency with the Judgment Currency on the New York Banking Day preceding the day on which a final unappealable judgment is given and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with clause (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture. For purposes of the foregoing, "New York Banking Day" means any day except a Saturday, Sunday or a legal holiday in The City of New York or a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to be closed.

    No Security Interest Created.

    Subject to the provisions of Section 1005, nothing in this Indenture or in any Securities, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect in any jurisdiction where property of the Company or its Subsidiaries is or may be located.

    Limitation on Individual Liability.

  No recourse under or upon any obligation, covenant or agreement contained in this Indenture or in any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers or directors, as such, of the Company, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any Security or implied therefrom; and that any and all such personal liability of every name and nature, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer or director, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any Security or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of such Security.

  Securities Forms

    Forms Generally.

    Each Registered Security, Bearer Security, Coupon and temporary or permanent global Security issued pursuant to this Indenture shall be in the form established by or pursuant to a Board Resolution and set forth in an Officers’ Certificate, or established in one or more indentures supplemental hereto, shall have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by or pursuant to this Indenture or any indenture supplemental hereto and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the officers executing such Security or Coupon as evidenced by their execution of such Security or Coupon.

    Unless otherwise provided in or pursuant to this Indenture or any Securities, the Securities shall be issuable in registered form without Coupons and shall not be issuable upon the exercise of warrants.

    Definitive Securities and definitive Coupons shall be printed, lithographed or engraved or produced by any combination of these methods on a steel engraved border or steel engraved borders or may be produced in any other manner, all as determined by the officers of the Company executing such Securities or Coupons, as evidenced by their execution of such Securities or Coupons.

    Form of Trustee’s Certificate of Authentication.

    Subject to Section 612, the Trustee’s certificate of authentication shall be in substantially the following form:

    This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

    THE BANK OF NEW YORK, as Trustee

    By
    Authorized Signatory

    Securities in Global Form.

  Unless otherwise provided in or pursuant to this Indenture or any Securities, the Securities shall not be issuable in temporary or permanent global form. If Securities of a series shall be issuable in global form, any such Security may provide that it or any number of such Securities shall represent the aggregate amount of all Outstanding Securities of such series (or such lesser amount as is permitted by the terms thereof) from time to time endorsed thereon and may also provide that the aggregate amount of Outstanding Securities represented thereby may from time to time be increased or reduced to reflect exchanges. Any endorsement of any Security in global form to reflect the amount, or any increase or decrease in the amount, or changes in the rights of Holders, of Outstanding Securities represented thereby shall be made in such manner and by such Person or Persons as shall be specified therein or in the Company Order to be delivered pursuant to Section 303 or Section 304 with respect thereto. Subject to the provisions of Section 303 and, if applicable, Section 304, the Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Company Order. If a Company Order pursuant to Section 303 or Section 304 has been, or simultaneously is, delivered, any instructions by the Company with respect to a Security in global form shall be in writing but need not be accompanied by or contained in an Officers’ Certificate and need not be accompanied by an Opinion of Counsel.

  Notwithstanding the provisions of Section 307, unless otherwise specified in or pursuant to this Indenture or any Securities, payment of principal of, any premium and interest on, and any Additional Amounts in respect of, any Security in temporary or permanent global form shall be made to the Person or Persons specified therein.

  Notwithstanding the provisions of Section 308 and except as provided in the preceding paragraph, the Company, the Trustee and any agent of the Company and the Trustee shall treat as the Holder of such principal amount of Outstanding Securities as is represented by a global Security (i) in the case of a global Security in registered form, the Holder of such global Security in registered form, or (ii) in the case of a global Security in bearer form, the Person or Persons specified pursuant to Section 308.

  The Securities

    Amount Unlimited; Issuable in Series.

    The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more series. With respect to any Securities to be authenticated and delivered hereunder, there shall be established in or pursuant to a Board Resolution and set forth in an Officers’ Certificate, or established in one or more indentures supplemental hereto, the title of such Securities and the series in which such Securities shall be included;
      any limit upon the aggregate principal amount of the Securities of such title or the Securities of such series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of such series pursuant to Section 304, Section 305, Section 306, Section 904 or Section 1107, upon repayment in part of any Registered Security of such series pursuant to Article Thirteen, upon surrender in part of any Registered Security for conversion or exchange into Common Stock or other securities, cash or other property pursuant to its terms, or pursuant to the terms of such Securities);
      if such Securities are to be issuable as Registered Securities, as Bearer Securities or alternatively as Bearer Securities and Registered Securities, and whether the Bearer Securities are to be issuable with Coupons, without Coupons or both, and any restrictions applicable to the offer, sale or delivery of the Bearer Securities and the terms, if any, upon which Bearer Securities may be exchanged for Registered Securities and vice versa;
      if any of such Securities are to be issuable in global form, when any of such Securities are to be issuable in global form and (i) whether such Securities are to be issued in temporary or permanent global form or both, (ii) whether beneficial owners of interests in any such global Security may exchange such interests for Securities of the same series and of like tenor and of any authorized form and denomination, and the circumstances under which any such exchanges may occur, if other than in the manner specified in Section 305, and (iii) the name of the Depository or the U.S. Depository, as the case may be, with respect to any global Security;
      if any of such Securities are to be issuable as Bearer Securities or in global form, the date as of which any such Bearer Security or global Security shall be dated (if other than the date of original issuance of the first of such Securities to be issued);
      if any of such Securities are to be issuable as Bearer Securities, whether interest in respect of any portion of a temporary Bearer Security in global form payable in respect of an Interest Payment Date therefor prior to the exchange, if any, of such temporary Bearer Security for definitive Securities shall be paid to any clearing organization with respect to the portion of such temporary Bearer Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such Interest Payment Date;
      the date or dates, or the method or methods, if any, by which such date or dates shall be determined, on which the principal and premium, if any, of such Securities is payable;
      the rate or rates at which such Securities shall bear interest, if any, or the method or methods, if any, by which such rate or rates are to be determined, the date or dates, if any, from which such interest shall accrue or the method or methods, if any, by which such date or dates are to be determined, the Interest Payment Dates, if any, on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on Registered Securities on any Interest Payment Date, whether and under what circumstances Additional Amounts on such Securities or any of them shall be payable, the notice, if any, to Holders regarding the determination of interest on a floating rate Security and the manner of giving such notice, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;
      if in addition to or other than the Borough of Manhattan, The City of New York, the place or places where the principal of, any premium and interest on or any Additional Amounts with respect to such Securities shall be payable, any of such Securities that are Registered Securities may be surrendered for registration of transfer or exchange, any of such Securities maybe surrendered for conversion or exchange and notices or demands to or upon the Company in respect of such Securities and this Indenture may be served, the extent to which, or the manner in which, any interest payment or Additional Amounts on a global Security on an Interest Payment Date, will be paid and the manner in which any principal of or premium, if any, on any global Security will be paid;
      whether any of such Securities are to be redeemable at the option of the Company and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities may be redeemed, in whole or in part, at the option of the Company;
      whether the Company is obligated to redeem or purchase any of such Securities pursuant to any sinking find or analogous provision or at the option of any Holder thereof and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Securities so redeemed or purchased;
      the denominations in which any of such Securities that are Registered Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof, and the denominations in which any of such Securities that are Bearer Securities shall be issuable if other than the denomination of $5,000;
      whether the Securities of the series will be convertible into shares of Common Stock and/or exchangeable for other securities, cash or other property, and if so, the terms and conditions upon which such Securities will be so convertible or exchangeable, and any deletions from or modifications or additions to this Indenture to permit or to facilitate the issuance of such convertible or exchangeable Securities or the administration thereof;
      if other than the principal amount thereof, the portion of the principal amount of any of such Securities that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502 or the method by which such portion is to be determined;
      if other than Dollars, the Foreign Currency in which payment of the principal of, any premium or interest on or any Additional Amounts with respect to any of such Securities shall be payable;
      if the principal of, any premium or interest on or any Additional Amounts with respect to any of such Securities are to be payable, at the election of the Company or a Holder thereof or otherwise, in Dollars or in a Foreign Currency other than that in which such Securities are stated to be payable, the date or dates on which, the period or periods within which, and the other terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Securities are stated to be payable and the Currency in which such Securities or any of them are to be paid pursuant to such election, and any deletions from or modifications of or additions to the terms of this Indenture to provide for or to facilitate the issuance of Securities denominated or payable, at the election of the Company or a Holder thereof or otherwise, in a Foreign Currency;
      whether the amount of payments of principal of, any premium or interest on or any Additional Amounts with respect to such Securities may be determined with reference to an index, formula or other method or methods (which index, formula or method or methods may be based, without limitation, on one or more Currencies, commodities, equity indices or other indices), and, if so, the terms and conditions upon which and the manner in which such amounts shall be determined and paid or be payable;
      any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to any of such Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;
      whether either or both of Section 402(2) relating to defeasance or Section 402(3) relating to covenant defeasance shall not be applicable to the Securities of such series, or any covenants in addition to those specified in Section 402(3) relating to the Securities of such series which shall be subject to covenant defeasance, and, if the Securities of such series are subject to repurchase or repayment at the option of the Holders thereof, whether the Company’s obligation to repurchase or repay such Securities will be subject to defeasance or covenant defeasance, and any deletions from, or modifications or additions to, the provisions of Article Four in respect of the Securities of such series;
      whether any of such Securities are to be issuable upon the exercise of warrants, and the time, manner and place for such Securities to be authenticated and delivered;
      if any of such Securities are to be issuable in global form and are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and terms of such certificates, documents or conditions;
      if there is more than one Trustee, the identity of the Trustee and, if not the Trustee, the identity of each Security Registrar, Paying Agent or Authenticating Agent with respect to such Securities; and
      any other terms of such Securities and any deletions from or modifications or additions to this Indenture in respect of such Securities.

    All Securities of any one series and all Coupons, if any, appertaining to Bearer Securities of such series shall be substantially identical except as to Currency of payments due thereunder, denomination and the rate of interest, or method of determining the rate of interest, if any, Maturity, and the date from which interest, if any, shall accrue and except as may otherwise be provided by the Company in or pursuant to the Board Resolution and set forth in the Officers’ Certificate or in any indenture or indentures supplemental hereto pertaining to such series of Securities. The terms of the Securities of any series may provide, without limitation, that the Securities shall be authenticated and delivered by the Trustee on original issue from time to time upon telephonic or written order of persons designated in the Officers’ Certificate or supplemental indenture (telephonic instructions to be promptly confirmed in writing by such person) and that such persons are authorized to determine, consistent with such Officers’ Certificate or any applicable supplemental indenture, such terms and conditions of the Securities of such series as are specified in such Officers’ Certificate or supplemental indenture. All Securities of any one series need not be issued at the same time and, unless otherwise so provided by the Company, a series may be reopened for issuances of additional Securities of such series or to establish additional terms of such series of Securities. If any of the terms of the Securities of any series shall be established by action taken by or pursuant to a Board Resolution, the Board Resolution shall be delivered to the Trustee at or prior to the delivery of the Officers’ Certificate setting forth the terms of such series.

    Currency; Denominations.

    Unless otherwise provided in or pursuant to this Indenture, the principal of, any premium and interest on and any. Additional Amounts with respect to the Securities shall be payable in Dollars. Unless otherwise provided in or pursuant to this Indenture, Registered Securities denominated in Dollars shall be issuable in registered form without Coupons in denominations of $1,000 and any integral multiple thereof, and the Bearer Securities denominated in Dollars shall be issuable in the denomination of $5,000. Securities not denominated in Dollars shall be issuable in such denominations as are established with respect to such Securities in or pursuant to this Indenture.

    Execution, Authentication, Delivery and Dating.

    Securities shall be executed on behalf of the Company by its Chairman of the Board, its Chief Accounting Officer, its Chief Financial Officer, its President, one of its Vice Presidents, its Secretary, its Treasurer or Assistant Treasurer or one of its Assistant Secretaries. Coupons shall be executed on behalf of the Company by the Treasurer or any Assistant Treasurer of the Company. The signature of any of these officers on the Securities or any Coupons appertaining thereto may be manual or facsimile.

    Securities and any Coupons appertaining thereto bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities or Coupons.

    At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities, together with any Coupons appertaining thereto, executed by the Company, to the Trustee for authentication and, provided that the Board Resolution and Officers’ Certificate or supplemental indenture or indentures with respect to such Securities referred to in Section 301 and a Company Order for the authentication and delivery of such Securities have been executed by the Company and delivered to the Trustee, the Trustee in accordance with the Company Order and subject to the provisions hereof and of such Securities shall authenticate and deliver such Securities. In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities and any Coupons appertaining thereto, the Trustee shall be entitled to receive, and (subject to Sections 315(a) through 315(d) of the Trust Indenture Act) shall be fully protected in relying upon, an Opinion of Counsel to the effect that:
        the form or forms and terms of such Securities and Coupons, if any, have been established in conformity with the provisions of this Indenture;
        all conditions precedent to the authentication and delivery of such Securities and Coupons, if any, appertaining thereto, have been complied with and that such Securities, and Coupons, when completed by appropriate insertions, delivered by duly authorized officers of the Company to the Trustee for authentication pursuant to this Indenture, and authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforcement thereof may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium, arrangement, fraudulent conveyance, fraudulent transfer or other similar laws relating to or affecting creditors’ rights generally, and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and will entitle the Holders thereof to the benefits of this Indenture; such Opinion of Counsel need express no opinion as to the availability of equitable remedies;
        all laws and requirements in respect of the execution and delivery by the Company of such Securities and Coupons, if any, have been complied with;

        and, to the extent that this Indenture is required to be qualified under the Trust Indenture Act in connection with the issuance of such Securities, to the further effect that:

        this Indenture has been qualified under the Trust Indenture Act; and
      an Officers’ Certificate stating that all conditions precedent to the execution, authentication and delivery of such Securities and Coupons, if any, appertaining thereto, have been complied with and that, to the best knowledge of the Persons executing such certificate, no event which is, or after notice or lapse of time would become, an Event of Default with respect to any of the Securities shall have occurred and be continuing.

    If all the Securities of any series are not to be issued at one time, it shall not be necessary to deliver an Opinion of Counsel and an Officers’ Certificate at the time of issuance of each Security, but such opinion and certificate, with appropriate modifications, shall be delivered at or before the time of issuance of the first Security of such series. After any such first delivery, any separate request by the Company that the Trustee authenticate Securities of such series for original issue will be deemed to be a certification by the Company that all conditions precedent provided for in this Indenture relating to authentication and delivery of such Securities continue to have been complied with.

    The Trustee shall not be required to authenticate or to cause an Authenticating Agent to authenticate any Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee or if the Trustee, being advised by counsel, determines that such action may not lawfully be taken.

    Each Registered Security shall be dated the date of its authentication. Each Bearer Security and any Bearer Security in global form shall be dated as of the date specified in or pursuant to this Indenture.

    No Security or Coupon appertaining thereto shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Security a certificate of authentication substantially in the form provided for in Section 202 or Section 612 executed by or on behalf of the Trustee or by the Authenticating Agent by the manual signature of one of its authorized officers. Such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Except as permitted by Section 306 or Section 307, the Trustee shall not authenticate and deliver any Bearer Security unless all Coupons appertaining thereto then matured have been detached and cancelled.

    Temporary Securities.

    Pending the preparation of definitive Securities, the Company may execute and deliver to the Trustee and, upon Company Order, the Trustee shall authenticate and deliver, in the manner provided in Section 303, temporary Securities in lieu thereof which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, in registered form or, if authorized in or pursuant to this Indenture, in bearer form with one or more Coupons or without Coupons and with such appropriate insertions, omissions, substitutions and other variations as the officers of the Company executing such Securities may determine, as conclusively evidenced by their execution of such Securities. Such temporary Securities may be in global form.

    Except in the case of temporary Securities in global form, which shall be exchanged in accordance with the provisions thereof, if temporary Securities are issued, the Company shall cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities of the same series and containing terms and provisions that are identical to those of any temporary Securities, such temporary Securities shall be exchangeable for such definitive Securities upon surrender of such temporary Securities at an Office or Agency for such Securities, without charge to any Holder thereof. Upon surrender for cancellation of any one or more temporary Securities (accompanied by any unmatured Coupons appertaining thereto), the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of authorized denominations of the same series and containing identical terms and provisions; provided, however, that no definitive Bearer Security, except as provided in or pursuant to this Indenture, shall be delivered in exchange for a temporary Registered Security; and provided, further, that a definitive Bearer Security shall be delivered in exchange for a temporary Bearer Security only in compliance with the conditions set forth in or pursuant to this Indenture. Unless otherwise provided in or pursuant to this Indenture with respect to a temporary global Security, until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

    Registration, Transfer and Exchange.

    With respect to the Registered Securities of each series, if any, the Company shall cause to be kept a register (each such register being herein sometimes referred to as the "Security Register") at an Office or Agency for such series in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of the Registered Securities of such series and of transfers of the Registered Securities of such series. Such Office or Agency shall be the "Security Registrar" for that series of Securities. Unless otherwise specified in or pursuant to this Indenture or the Securities, the Trustee shall be the initial Security Registrar for each series of Securities. The Company shall have the right to remove and replace from time to time the Security Registrar for any series of Securities; provided that no such removal or replacement shall be effective until a successor Security Registrar with respect to such series of Securities shall have been appointed by the Company and shall have accepted such appointment by the Company. In the event that the Trustee shall not be or shall cease to be Security Registrar with respect to a series of Securities, it shall have the right to examine the Security Register for such series at all reasonable times. There shall be only one Security Register for each series of Securities.

    Upon surrender for registration of transfer of any Registered Security of any series at any Office or Agency for such series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Registered Securities of the same series denominated as authorized in or pursuant to this Indenture, of a like aggregate principal amount bearing a number not contemporaneously outstanding and containing identical terms and provisions.

    At the option of the Holder, Registered Securities of any series may be exchanged for other Registered Securities of the same series containing identical terms and provisions, in any authorized denominations, and of a like aggregate principal amount, upon surrender of the Securities to be exchanged at any Office or Agency for such series. Whenever any Registered Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Registered Securities which the Holder making the exchange is entitled to receive.

    If provided in or pursuant to this Indenture, with respect to Securities of any series, at the option of the Holder, Bearer Securities of such series may be exchanged for Registered Securities of such series containing identical terms, denominated as authorized in or pursuant to this Indenture and in the same aggregate principal amount, upon surrender of the Bearer Securities to be exchanged at any Office or Agency for such series, with all unmatured Coupons and all matured Coupons in default thereto appertaining. If the Holder of a Bearer Security is unable to produce any such unmatured Coupon or Coupons or matured Coupon or Coupons in default, such exchange may be effected if the Bearer Securities are accompanied by payment in funds acceptable to the Company and the Trustee in an amount equal to the face amount of such missing Coupon or Coupons, or the surrender of such missing Coupon or Coupons may be waived by the Company and the Trustee if there is furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Bearer Security shall surrender to any Paying Agent any such missing Coupon in respect of which such a payment shall have been made, such Holder shall be entitled to receive the amount of such payment; provided, however, that, except as otherwise provided in Section 1002, interest represented by Coupons shall be payable only upon presentation and surrender of those Coupons at an Office or Agency for such series located outside the United States. Notwithstanding the foregoing, in case a Bearer Security of any series is surrendered at any such Office or Agency for such series in exchange for a Registered Security of such series and like tenor after the close of business at such Office or Agency on (i) any Regular Record Date and before the opening of business at such Office or Agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such Office or Agency on the related date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the Coupon relating to such Interest Payment Date or proposed date of payment, as the case may be (or, if such Coupon is so surrendered with such Bearer Security, such Coupon shall be returned to the Person so surrendering the Bearer Security), and interest or Defaulted Interest, as the case may be, shall not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of the Registered Security issued in exchange for such Bearer Security, but shall be payable only to the Holder of such Coupon when due in accordance with the provisions of this Indenture.

    If provided in or pursuant to this Indenture with respect to Securities of any series, at the option of the Holder, Registered Securities of such series may be exchanged for Bearer Securities upon such terms and conditions as may be provided in or pursuant to this Indenture with respect to such series.

    Whenever any Securities are surrendered for exchange as contemplated by the immediately preceding two paragraphs, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

    Notwithstanding the foregoing, except as otherwise provided in or pursuant to this Indenture, any global Security shall be exchangeable for definitive Securities only if (i) the Depository is at any time unwilling, unable or ineligible to continue as Depository and a successor depository is not appointed by the Company within 90 days of the date the Company is so informed in writing, (ii) the Depositary ceases to be a clearing agency registered under the Exchange Act of 1934, (iii) the Company executes and delivers to the Trustee a Company Order to the effect that such global Security shall be so exchangeable or (iv) an Event of Default has occurred and is continuing with respect to the Securities. If the beneficial owners of interests in a global Security are entitled to exchange such interests for definitive Securities as the result of an event described in clause (i), (ii), (iii) or (iv) of the preceding sentence, then without unnecessary delay but in any event not later than the earliest date on which such interests may be so exchanged, the Company shall deliver to the Trustee definitive Securities in such form and denominations as are required by or pursuant to this Indenture, and of the same series, containing identical terms and in aggregate principal amount equal to the principal amount of such global Security, executed by the Company. On or after the earliest date on which such interests may be so exchanged, such global Security shall be surrendered from time to time by the U.S. Depository or such other Depository as shall be specified in the Company Order with respect thereto, and in accordance with instructions given to the Trustee and the U.S. Depository or such other Depository, as the case may be (which instructions shall be in writing but need not be contained in or accompanied by an Officers’ Certificate or be accompanied by an Opinion of Counsel), as shall be specified in the Company Order with respect thereto to the Trustee, as the Company’s agent for such purpose, to be exchanged, in whole or in part, for definitive Securities as described above without charge. The Trustee shall authenticate and make available for delivery, in exchange for each portion of such surrendered global Security, a like aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such global Security to be exchanged, which (unless such Securities are not issuable both as Bearer Securities and as Registered Securities, in which case the definitive Securities exchanged for the global Security shall be issuable only in the form in which the Securities are issuable, as provided in or pursuant to this Indenture) shall be in the form of Bearer Securities or Registered Securities, or any combination thereof, as shall be specified by the beneficial owner thereof, but subject to the satisfaction of any certification or other requirements to the issuance of Bearer Securities; provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities of the same series to be redeemed and ending on the relevant Redemption Date; and provided, further, that (unless otherwise provided in or pursuant to this Indenture) no Bearer Security delivered in exchange for a portion of a global Security shall be mailed or otherwise delivered to any location in the United States. Promptly following any such exchange in part, such global Security shall be returned by the Trustee to such Depository or the U.S. Depository, as the case may be, or such other Depository or U.S. Depository referred to above in accordance with the instructions of the Company referred to above. If a Registered portion of a global Security after the close of business at the Office or Agency for such Security where such exchange occurs on or after (i) any Regular Record Date for such Security and before the opening of business at such Office or Agency on the next Interest Payment Date, or (ii) any Special Record Date for such Security and before the opening of business at such Office or Agency on the related proposed date for payment of interest or Defaulted Interest, as the case may be, interest shall not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Registered Security, but shall be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such global Security shall be payable in accordance with the provisions of this Indenture.

    All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company evidencing the same debt and entitling the Holders thereof to the same benefits under this Indenture as the Securities surrendered upon such registration of transfer or exchange.

    Every Registered Security presented or surrendered for registration of transfer or for exchange or redemption shall (if so required by the Company or the Security Registrar for such Security) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar for such Security duly executed by the Holder thereof or his attorney duly authorized in writing.

    No service charge shall be made for any registration of transfer or exchange, or redemption of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including fees and expenses of the Trustee) that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 304, 306 and 1107 not involving any transfer.

    Except as otherwise provided in or pursuant to this Indenture, the Company shall not be required (i) to issue, register the transfer of or exchange any Securities during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Securities of like tenor and the same series under Section 1103 and ending at the close of business on the day of such mailing, (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except in the case of any Security to be redeemed in part, the portion thereof not to be redeemed, (iii) to exchange any Bearer Security so selected for redemption except, to the extent provided with respect to such Bearer Security, that such Bearer Security may be exchanged for a Registered Security of like tenor and the same series, provided that such Registered Security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of this Indenture or (iv) to issue, register the transfer of or exchange any Security which, in accordance with its terms, has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Security not to be so repaid.

    Mutilated, Destroyed, Lost and Stolen Securities.

    If any mutilated Security or a Security with a mutilated Coupon appertaining to it is surrendered to the Trustee, subject to the provisions of this Section 306, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series containing identical terms and of like principal amount and bearing a number not contemporaneously outstanding, with Coupons appertaining thereto corresponding to the Coupons, if any, appertaining to the surrendered Security.

    If there be delivered to the Company and to the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security or Coupon, and (ii) such security or indemnity as may be required by them to save each of them, their respective officers and directors and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security or Coupon has been acquired by a bona fide purchaser, the Company shall execute and, upon the Company’s request the Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Security or in exchange for the Security to which a destroyed, lost or stolen Coupon appertains with all appurtenant Coupons not destroyed, lost or stolen, a new Security of the same series containing identical terms and of like principal amount and bearing a number not contemporaneously outstanding, with Coupons corresponding to the Coupons, if any, appertaining to such destroyed, lost or stolen Security or to the Security to which such destroyed, lost or stolen Coupon appertains.

    Notwithstanding the foregoing provisions of this Section 306, in case any mutilated, destroyed, lost or stolen Security or Coupon has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security or Coupon; provided, however, that payment of principal of, any premium or interest on or any Additional Amounts with respect to any Bearer Securities shall, except as otherwise provided in Section 1002, be payable only at an Office or Agency for such Securities located outside the United States and, unless otherwise provided in or pursuant to this Indenture, any interest on Bearer Securities and any Additional Amounts with respect to such interest shall be payable only upon presentation and surrender of the Coupons appertaining thereto.

    Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

    Every new Security, with any Coupons appertaining thereto, issued pursuant to this Section in lieu of any destroyed, lost or stolen Security, or in exchange for a Security to which a destroyed, lost or stolen Coupon appertains shall constitute a separate obligation of the Company, whether or not the destroyed, lost or stolen Security and Coupons appertaining thereto or the destroyed, lost or stolen Coupon shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of such series and any Coupons, if any, duly issued hereunder.

    The provisions of this Section, as amended or supplemented pursuant to this Indenture with respect to particular Securities or generally, shall be exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or Coupons.

    Payment of Interest and Certain Additional Amounts; Rights to Interest and Certain Additional Amounts Preserved.

    Unless otherwise provided in or pursuant to this Indenture, any interest on and any Additional Amounts with respect to any Registered Security which shall be payable, and are punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered as of the close of business on the Regular Record Date for such interest. Unless otherwise provided in or pursuant to this Indenture, in case a Bearer Security is surrendered in exchange for a Registered Security after the close of business at an Office or Agency for such Security on any Regular Record Date therefor and before the opening of business at such Office or Agency on the next succeeding Interest Payment Date therefor, such Bearer Security shall be surrendered without the Coupon relating to such Interest Payment Date and interest shall not be payable on such Interest Payment Date in respect of the Registered Security issued in exchange for such Bearer Security, but shall be payable only to the Holder of such Coupon when due in accordance with the provisions of this Indenture.

    Unless otherwise provided in or pursuant to this Indenture, any interest on and any Additional Amounts with respect to any Registered Security which shall be payable, but shall not be punctually paid or duly provided for, on any Interest Payment Date for such Registered Security (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder thereof on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:

      The Company may elect to make payment of any Defaulted Interest to the Person in whose name such Registered Security (or a Predecessor Security thereof) shall be registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on such Registered Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when so deposited to be held in trust for the benefit of the Person entitled to such Defaulted Interest as in this clause provided. Thereupon, the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to the Holder of such Registered Security (or a Predecessor Security thereof) at his address as it appears in the Security Register not less than 10 days prior to such Special Record Date. The Trustee may, in its discretion, in the name and at the expense of the Company, cause a similar notice to be published at least once in an Authorized Newspaper of general circulation in the Borough of Manhattan, The City of New York, in Luxembourg (if on such date the notes are listed on the Luxembourg Stock Exchange), and in an authorized newspaper of general circulation in the Federal District, Mexico City, Mexico, but such publication shall not be a condition precedent to the establishment of such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Person in whose name such Registered Security (or a Predecessor Security thereof) shall be registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2). In case a Bearer Security is surrendered at the Office or Agency for such Security in exchange for a Registered Security after the close of business at such Office or Agency on any Special Record Date and before the opening of business at such Office or Agency on the related proposed date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the Coupon relating to such Defaulted Interest and Defaulted Interest shall not be payable on such proposed date of payment in respect of the Registered Security issued in exchange for such Bearer Security, but shall be payable only to the Holder of such Coupon when due in accordance with the provisions of this Indenture.
      The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Security may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such payment shall be deemed practicable by the Trustee.

    Unless otherwise provided in or pursuant to this Indenture or the Securities of any particular series pursuant to the provisions of this Indenture, at the option of the Company, interest on Registered Securities that bear interest may be paid by mailing a check to the address of the Person entitled thereto as such address shall appear in the Security Register or by transfer to an account maintained by the payee with a bank located in the United States.

    Subject to the foregoing provisions of this Section and Section 305, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

    In the case of any Registered Security of any series that is convertible, which Registered Security is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date (other than any Registered Security with respect to which the Stated Maturity is prior to such Interest Payment Date), interest with respect to which the Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or duly provided for) shall be paid to the Person in whose name that Registered Security (or one or more predecessor Registered Securities) is registered at the close of business on such Regular Record Date. Except as otherwise expressly provided in the immediately preceding sentence, in the case of any Registered Security which is converted, interest with respect to which the Stated Maturity is after the date of conversion of such Registered Security shall not be payable.

    Persons Deemed Owners.

    Prior to due presentment of a Registered Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Registered Security is registered in the Security Register as the owner of such Registered Security for the purpose of receiving payment of principal of, any premium and (subject to Section 305 and Section 307) interest on and any Additional Amounts with respect to such Registered Security and for all other purposes whatsoever, whether or not any payment with respect to such Registered Security shall be overdue, and none of the Company, the Trustee or any agent of the Company or the Trustee shall be affected by notice to the contrary.

    The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security or the bearer of any Coupon as the absolute owner of such Security or Coupon for the purpose of receiving payment thereof or on account thereof and for all other purposes whatsoever, whether or not any payment with respect to such Security or Coupon shall be overdue, and none of the Company, the Trustee or any agent of the Company or the Trustee shall be affected by notice to the contrary.

    No Holder of any beneficial interest in any global Security held on its behalf by a Depository shall have any rights under this Indenture with respect to such global Security, and such Depository or its nominee may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the owner of such global Security for all purposes whatsoever. None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Cancellation.

    All Securities and Coupons surrendered for payment, redemption, registration of transfer, exchange or conversion or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee, and any such Securities and Coupons, as well as Securities and Coupons surrendered directly to the Trustee for any such purpose, shall be cancelled promptly by the Trustee. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be cancelled promptly by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by or pursuant to this Indenture. All cancelled Securities and Coupons held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures.

    Computation of Interest.

    Except as otherwise provided in or pursuant to this Indenture, or in any Security, interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months.

    CUSIP Numbers.

  The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the "CUSIP" numbers.

  Satisfaction and Discharge of Indenture

    Satisfaction and Discharge.

    Upon the direction of the Company by a Company Order, this Indenture shall cease to be of further effect with respect to any series of Securities specified in such Company Order and any Coupons appertaining thereto, and the Trustee, on receipt of a Company Order, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series, when either
        all Securities of such series theretofore authenticated and delivered and all Coupons appertaining thereto (other than (i) Coupons appertaining to Bearer Securities of such series surrendered in exchange for Registered Securities of such series and maturing after such exchange whose surrender is not required or has been waived as provided in Section 305, (ii) Securities and Coupons of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306, (iii) Coupons appertaining to Securities of such series called for redemption and maturing after the relevant Redemption Date whose surrender has been waived as provided in Section 1107, and (iv) Securities and Coupons of such series for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or
        all Securities of such series and, in the case of (i) or (ii) below, any Coupons appertaining thereto not theretofore delivered to the Trustee for cancellation have become due and payable, or
          will become due and payable at their Stated Maturity within one year, or if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose, money in the Currency in which such Securities are payable in an amount sufficient to pay and discharge the entire indebtedness on such Securities and any Coupons appertaining thereto not theretofore delivered to the Trustee for cancellation, including the principal of, any premium and interest on, and any Additional Amounts with respect to such Securities and any Coupons appertaining thereto, to the date of such deposit (in the case of Securities which have become due and payable) or to the Maturity thereof, as the case may be;

      the Company has paid or caused to be paid all other sums payable hereunder by the Company with respect to the Outstanding Securities of such series and any Coupons appertaining thereto; and
      the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.

    In the event there are Securities of two or more series hereunder, the Trustee shall be required to execute an instrument acknowledging satisfaction and discharge of this Indenture only if requested to do so with respect to Securities of such series as to which it is Trustee and if the other conditions thereto are met.

    Notwithstanding the satisfaction and discharge of this Indenture with respect to any series of Securities, the obligations of the Company to the Trustee under Section 306 and, if money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section, the obligations of the Company and the Trustee with respect to the Securities of such series under Section 305, Section 306, Section 403, Section 1002 and Section 1003, with respect to the payment of Additional Amounts, if any, with respect to such Securities as contemplated by Section 1004 (but only to the extent that the Additional Amounts payable with respect to such Securities exceed the amount deposited in respect of such Additional Amounts pursuant to Section 401(1)(b), and with respect to any rights to convert or exchange such Securities into Common Stock or other securities, cash or other property shall survive.

    Defeasance and Covenant Defeasance.
      Unless pursuant to Section 301, either or both of (i) defeasance of the Securities of or within a series under clause (2) of this Section 402 shall not be applicable with respect to the Securities of such series or (ii) covenant defeasance of the Securities of or within a series under clause (3) of this Section 402 shall not be applicable with respect to the Securities of such series, then such provisions, together with the other provisions of this Section 402 (with such modifications thereto as may be specified pursuant to Section 301 with respect to any Securities), shall be applicable to such Securities and any Coupons appertaining thereto, and the Company may at its option by Board Resolution, at any time, with respect to such Securities and any Coupons appertaining thereto, elect to have Section 402(2) or Section 402(3) be applied to such Outstanding Securities and any Coupons appertaining thereto upon compliance with the conditions set forth below in this Section 402.
      Upon the Company’s exercise of the above option applicable to this Section 402(2) with respect to any Securities of or within a series, the Company shall be deemed to have been discharged from its obligations with respect to such Outstanding Securities and any Coupons appertaining thereto on the date the conditions set forth in clause (4) of this Section 402 are satisfied (hereinafter, "defeasance"). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by such Outstanding Securities and any Coupons appertaining thereto, which shall thereafter be deemed to be "Outstanding" only for the purposes of clause (6) of this Section 402 and the other Sections of this Indenture referred to in clauses (i) and (ii) below, and to have satisfied all of its other obligations under such Securities and any Coupons appertaining thereto and this Indenture insofar as such Securities and any Coupons appertaining thereto are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: the rights of Holders of such Outstanding Securities and any Coupons appertaining thereto to receive, solely from the trust fund described in clause (4) of this Section 402 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on, and Additional Amounts, if any, with respect to, such Securities and any Coupons appertaining thereto when such payments are due, and any rights of such Holder to convert or exchange such Securities into Common Stock or other securities, cash or other property, (ii) the obligations of the Company and the Trustee with respect to such Securities under Section 305, Section 306, Section 1002 and Section 1003 and with respect to the payment of Additional Amounts, if any, on such Securities as contemplated by Section 1004 (but only to the extent that the Additional Amounts payable with respect to such Securities exceed the amount deposited in respect of such Additional Amounts pursuant to Section 402(4)(a) below), and with respect to any rights to convert or exchange such Securities into Common Stock or other securities, cash or other property, (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (iv) this Section 402. The Company may exercise its option under this Section 402(2) notwithstanding the prior exercise of its option under clause (3) of this Section 402 with respect to such Securities and any Coupons appertaining thereto.
      Upon the Company’s exercise of the above option applicable to this Section 402(3) with respect to any Securities of or within a series, the Company shall be released from its obligations under Section 1005, Section 1006, Section 1007, Section 801 and Section 802, and, to the extent specified pursuant to Section 301, any other covenant applicable to such Securities, with respect to such Outstanding Securities and any Coupons appertaining thereto on and after the date the conditions set forth in clause (4) of this Section 402 are satisfied (hereinafter, "covenant defeasance"), and such Securities and any Coupons appertaining thereto shall thereafter be deemed to be not "Outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with any such covenant, but shall continue to be deemed "Outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities and any Coupons appertaining thereto, the Company may omit to comply with, and shall have no liability in respect of, any term, condition or limitation set forth in any such Section or such other covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such Section or such other covenant or by reason of reference in any such Section or such other covenant to any other provision herein or in any other document and such omission to comply shall not constitute a default or an Event of Default under Section 501(5) insofar as it relates to Section 1005, Section 1006, Section 1007, Section 801 and Section 802 and, to the extent specified pursuant to Section 301 any other covenant applicable to such Security, Section 501(7) or Section 501(9) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities and Coupons appertaining thereto shall be unaffected thereby.
      The following shall be the conditions to application of clause (2) or (3) of this Section 402 to any Outstanding Securities of or within a series and any Coupons appertaining thereto:
        The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 608 who shall agree to comply with the provisions of this Section 402 applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities and any Coupons appertaining thereto, (1) an amount in Dollars or in such Foreign Currency in which such Securities and any Coupons appertaining thereto are then specified as payable at Stated Maturity, or (2) Government Obligations applicable to such Securities and Coupons appertaining thereto (determined on the basis of the Currency in which such Securities and Coupons appertaining thereto are then specified as payable at Stated Maturity) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any) and interest, if any, on such Securities and any Coupons appertaining thereto, money in an amount, or (3) a combination thereof, in any case, in an amount, sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (y) the principal of (and premium, if any) and interest, if any, on such Outstanding Securities and any Coupons appertaining thereto on the Stated Maturity of such principal or installment of principal or interest and (z) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Securities and any Coupons appertaining thereto on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities and any Coupons appertaining thereto.
        Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.
        No Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to such Securities and any Coupons appertaining thereto shall have occurred and be continuing on the date of such deposit and, with respect to defeasance only, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).
        In the case of an election under clause (2) of this Section 402, the Company shall have delivered to the Trustee an Opinion of Counsel stating that the Company has received from the Internal Revenue Service a letter ruling, or there has been published by the Internal Revenue Service a Revenue Ruling, or
          since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law,

        in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities and any Coupons appertaining thereto will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

        In the case of an election under clause (3) of this Section 402, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Outstanding Securities and any Coupons appertaining thereto will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.
        The Company shall have delivered to the Trustee an Opinion of Counsel to the effect that, after the 91st day after the date of establishment of such trust, all money and Government Obligations (or other property as may be provided pursuant to Section 301) (including the proceeds thereof) deposited or caused to be deposited with the Trustee (or other qualifying trustee) pursuant to this clause (4) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Company under any Federal or State bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company issued in connection therewith.
        The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance or covenant defeasance under clause (2) or (3) of this Section 402 (as the case may be) have been complied with.
        Notwithstanding any other provisions of this Section 402(4), such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Company in connection therewith pursuant to Section 301.
      Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (or other property as may be provided pursuant to Section 301) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 402(5) and Section 403, the "Trustee") pursuant to clause (4) of Section 402 in respect of any Outstanding Securities of any series and any Coupons appertaining thereto shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and any Coupons appertaining thereto and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities and any Coupons appertaining thereto of all sums due and to become due thereon in respect of principal (and premium, if any) and interest and Additional Amounts, if any, but such money need not be segregated from other funds except to the extent required by law.
      Unless otherwise specified in or pursuant to this Indenture or any Security, if, after a deposit referred to in Section 402(4)(a) has been made, (a) the Holder of a Security in respect of which such deposit was made is entitled to, and does, elect pursuant to Section 301 or the terms of such Security to receive payment in a Currency other than that in which the deposit pursuant to Section 402(4)(a) has been made in respect of such Security, or (b) a Conversion Event occurs in respect of the Foreign Currency in which the deposit pursuant to Section 402(4)(a) has been made, the indebtedness represented by such Security and any Coupons appertaining thereto shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any), and interest, if any, on, and Additional Amounts, if any, with respect to, such Security as the same becomes due out of the proceeds yielded by converting (from time to time as specified below in the case of any such election) the amount or other property deposited in respect of such Security into the Currency in which such Security becomes payable as a result of such election or Conversion Event based on (x) in the case of payments made pursuant to clause (a) above, the applicable market exchange rate for such Currency in effect on the second Business Day prior to each payment date, or (y) with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event.

    The Company shall pay and indemnify the Trustee against any tax, fee or other charge, imposed on or assessed against the Government Obligations deposited pursuant to this Section 402 or the principal or interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities and any Coupons appertaining thereto.

    Anything in this Section 402 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in clause (4) of this Section 402 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect a defeasance or covenant defeasance, as applicable, in accordance with this Section 402.

    Application of Trust Money.

  Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations deposited with the Trustee pursuant to Section 401 or Section 402 in respect of any Outstanding Securities of any series and any Coupons appertaining thereto shall be held in trust and applied by the Trustee, in accordance with the provisions of the Securities, the Coupons and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, interest and Additional Amounts, if any, for whose payment such money has or Government Obligations have been deposited with or received by the Trustee; but such money and Government Obligations need not be segregated from other funds except to the extent required by law.

  Remedies

    Events of Default.

    "Event of Default", wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless such event is specifically deleted or modified in or pursuant to the supplemental indenture, Board Resolution or Officers’ Certificate establishing the terms of such series pursuant to this Indenture:

      default in the payment of any interest on any Security of such series, or any Additional Amounts payable with respect thereto, when the interest becomes or the Additional Amounts become due and payable, and continuance of the default for a period of 30 days;
      default in the payment of the principal of or any premium on any Security of such series, or any Additional Amounts payable with respect thereto, when the principal or premium becomes or the Additional Amounts with respect thereto become due and payable at their maturity;
      failure of the Company to comply with any of its obligations described under Article Eight;
      default in the deposit of any sinking fund payment when and as due by the terms of any Security of such series;
      default in the performance, or breach, of any covenant or warranty of the Company in the Indenture or the Securities (other than a covenant or warranty a default in the performance or the breach of which is elsewhere in this Section 501 specifically dealt with or which has been expressly included in this Indenture solely for the benefit of a series of Securities other than such series), and continuance of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of such series, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under Section 603;
      a default or defaults under any bond, debenture, note or other evidence of Indebtedness for money borrowed of the Company or any Material Subsidiary, or under any mortgage, indenture or instrument under which there may be issued or borrowed or by which there may be secured or evidenced any Indebtedness of the Company or any Material Subsidiary, whether such Indebtedness now exists or hereafter be created, provided that such Indebtedness, individually or in the aggregate, has an aggregate principal amount then outstanding in excess of $25.0 million (or the equivalent thereof in other currencies or currency units) and that such default or defaults, individually or in the aggregate, (A) shall constitute a failure to pay the principal of or interest on such Indebtedness (or any portion thereof having an aggregate principal amount in excess of $25.0 million or such equivalent thereof) when due and payable after the expiration of any applicable grace period with respect thereto or (B) shall have resulted in such Indebtedness (or any portion thereof having an aggregate principal amount in excess of $25.0 million or such equivalent thereto) becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable;
      the entry by a court having competent jurisdiction of:
        a decree or order for relief in respect of the Company or any Material Subsidiary in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law, which decree or order shall remain unstayed and in effect for a period of 60 consecutive days;
        a decree or order adjudging the Company or any Material Subsidiary to be insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of the Company or any Material Subsidiary, which decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or
        a final and non-appealable order appointing a custodian, receiver, liquidator, assignee, trustee or other similar official of the Company or any Material Subsidiary or of any substantial part of the property of the Company or any Material Subsidiary or ordering the winding up or liquidation of the affairs of the Company;
      the commencement by the Company or any Material Subsidiary of a voluntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by the Company or any Material Subsidiary to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any insolvency proceedings against it, or the filing by the Company or any Material Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by the Company or any Material Subsidiary to the filing of the petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of the Company or any Material Subsidiary or any substantial part of the property of the Company or any Material Subsidiary or the making by the Company or any Material Subsidiary of an assignment for the benefit of creditors, or the taking of corporate action by the Company or any Material Subsidiary in furtherance of any such action; or
      any other Event of Default provided in or pursuant to the Indenture with respect to Securities of the series.
    Acceleration of Maturity; Rescission and Annulment.

    If an Event of Default with respect to Securities of any series at the time Outstanding (other than an Event of Default specified in clause (7) or (8) of Section 501) occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of such series may declare the principal of all the Securities of such series, or such lesser amount as may be provided for in the Securities of such series, to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), and upon any declaration the principal or such lesser amount shall become immediately due and payable. If an Event of Default specified in clause (7) or (8) of Section 501 above occurs, all unpaid principal of and accrued interest on the Outstanding Securities of that series (or such lesser amount as may be provided for in the Securities of such series) shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Security of such series.

    At any time after a declaration of acceleration or automatic acceleration with respect to the Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereafter in this Article provided, the Holders of not less than a majority in principal amount of the Outstanding Securities of such series, by written notice to the Company and the Trustee, may rescind and annul the declaration and its consequences if:

    (1) the Company has paid or deposited with the Trustee a sum of money sufficient to pay all overdue installments of interest on all Securities of such series and any Additional Amounts payable with respect thereto and any Coupon appertaining thereto, and the principal of and any premium on any Securities of the series which have become due otherwise than by the declaration of acceleration and interest thereon and any Additional Amounts with respect thereto at the rate or rates borne by or provided in such Securities; and

    (2) all Events of Default with respect to Securities of such series, other than the non-payment of the principal of, any premium and interest on, and any additional amounts with respect to Securities of such series which shall have become due solely by the acceleration, shall have been cured or waived as provided in Section 513.

    Collection of Indebtedness and Suits for Enforcement by Trustee.

    The Company covenants that if

      default is made in the payment of any installment of interest on any Security, or any Additional Amounts payable with respect thereto, or any Coupon appertaining thereto, when such interest or Additional Amounts shall have become due and payable and such default continues for a period of 30 days, or default is made in the payment of any principal of or premium, if any, on, or any Additional Amounts payable in respect of any principal of or premium, if any, on any Security at its Maturity.

    The Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of such Securities and any Coupons appertaining thereto, the whole amount of money then due and payable with respect to such Securities and any Coupons appertaining thereto, with interest upon the overdue principal, any premium and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest and Additional Amounts at the rate or rates borne by or provided for in such Securities, and, in addition thereto, such further amount of money as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and all other amounts due to the Trustee under Section 607.

    If the Company fails to pay the money it is required to pay the Trustee pursuant to the preceding paragraph forthwith upon the demand of the Trustee, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the money so due and unpaid, and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Company or any other obligor upon such Securities and any Coupons appertaining thereto and collect the monies adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon such Securities and any Coupons appertaining thereto, wherever situated.

    If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series and any Coupons appertaining thereto by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or such Securities or in aid of the exercise of any power granted herein or therein, or to enforce any other proper remedy.

    Trustee May File Proofs of Claim.

    In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of any overdue principal, premium, interest or Additional Amounts) shall be entitled and empowered, by intervention in such proceeding or otherwise, to file and prove a claim for the whole amount, or such lesser amount as may be provided for in the Securities of such series, of the principal and any premium, interest and Additional Amounts owing and unpaid in respect of the Securities and any Coupons appertaining thereto and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents or counsel) and of the Holders of Securities or any Coupons allowed in such judicial proceeding, and to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

    and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of Securities or any Coupons to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders of Securities or any Coupons, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due the Trustee under Section 607.

    Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder of a Security or any Coupon any plan of reorganization, arrangement, adjustment or composition affecting the Securities or Coupons or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder of a Security or any Coupon in any such proceeding.

    Trustee May Enforce Claims without Possession of Securities or Coupons.

    All rights of action and claims under this Indenture or any of the Securities or Coupons may be prosecuted and enforced by the Trustee without the possession of any of the Securities or Coupons or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery or judgment, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, shall be for the ratable benefit of each and every Holder of a Security or Coupon in respect of which such judgment has been recovered.

    Application of Money Collected.

    Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, or any premium, interest or Additional Amounts, upon presentation of the Securities or Coupons, or both, as the case may be, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

    FIRST: To the payment of all amounts due the Trustee and any predecessor Trustee under Section 607;

    SECOND: To the payment of the amounts then due and unpaid upon the Securities and any Coupons for principal and any premium, interest and Additional Amounts in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the aggregate amounts due and payable on such Securities and Coupons for principal and any premium, interest and Additional Amounts, respectively;

    THIRD: The balance, if any, to the Person or Persons entitled thereto.

    Limitations on Suits.

    No Holder of any Security of any series or any Coupons appertaining thereto shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of such series;
      the Holders of not less than 25% in principal amount of the Outstanding Securities of such series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;
      such Holder or Holders have offered to the Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;
      the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
      no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of such series;

    it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture or any Security to affect, disturb or prejudice the rights of any other such Holders or Holders of Securities of any other series, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.

    Unconditional Right of Holders to Receive Principal and any Premium, Interest and Additional Amounts.

    Notwithstanding any other provision in this Indenture, the Holder of any Security or Coupon shall have the right, which is absolute and unconditional, to receive payment of the principal of, any premium and (subject to Section 305 and Section 307) interest on, and any Additional Amounts with respect to such Security or payment of such Coupon, as the case may be, on the respective Stated Maturity or Maturities therefor specified in such Security or Coupon (or, in the case of redemption, on the Redemption Date or, in the case of repayment at the option of such Holder if provided in or pursuant to this Indenture, on the date such repayment is due) and to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of such Holder.

    Restoration of Rights and Remedies.

    If the Trustee or any Holder of a Security or a Coupon has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case the Company, the Trustee and each such Holder shall, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Trustee and each such Holder shall continue as though no such proceeding had been instituted.

    Rights and Remedies Cumulative.

    Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities or Coupons in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to each and every Holder of a Security or a Coupon is intended to be exclusive of any other right or remedy, and every right and remedy, to the extent permitted by law, shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not, to the extent permitted by law, prevent the concurrent assertion or employment of any other appropriate right or remedy.

    Delay or Omission Not Waiver.

    No delay or omission of the Trustee or of any Holder of any Security or Coupon to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to any Holder of a Security or a Coupon may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by such Holder, as the case may be.

    Control by Holders of Securities.

    The Holders of a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of such series and any Coupons appertaining thereto, provided that such direction shall not be in conflict with any rule of law or with this Indenture or with the Securities of any series, the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and such direction is not unduly prejudicial to the rights of the other Holders of Securities of such series not joining in such action.
    Waiver of Past Defaults.

    The Holders of not less than a majority in principal amount of the Outstanding Securities of any series on behalf of the Holders of all the Securities of such series and any Coupons appertaining thereto may waive any past default hereunder with respect to such series and its consequences, except a default in the payment of the principal of, any premium or interest on, or any Additional Amounts with respect to, any Security of such series or any Coupons appertaining thereto, or in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

    Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

    Waiver of Stay or Extension Laws.

    The Company covenants that (to the extent that it may lawfully do so) it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company expressly waives (to the extent that it may lawfully do so) all benefit or advantage of any such Law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

    Undertaking for Costs.

  All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of any undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 515 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of Outstanding Securities of any series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest, if any, on or Additional Amounts, if any, with respect to any Security or any Coupon on or after the respective Stated Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date, and, in the case of repayment, on or after the date for repayment) or for the enforcement of the right, if any, to convert or exchange any Security into Common Stock or other securities, cash or other property in accordance with its terms.

  The Trustee

    Certain Duties and Responsibilities.

    (a) Except during the continuance of an Event of Default,

    (1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

    (2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

    (b) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

    (c) No provision of this Indenture shall be construed to relieve the Trustee or such Responsible Officer from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

    (1) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

    (2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee or such Responsible Officer was negligent in ascertaining the pertinent facts; and

    (3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series, determined as provided in Sections 101, 104 and 512, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series.

    (d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

    Certain Rights of Trustee.

    Subject to Sections 315(a) through 315(d) of the Trust Indenture Act:

      the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;
      any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or a Company Order (in each case, other than delivery of any Security, together with any Coupons appertaining thereto, to the Trustee for authentication and delivery pursuant to Section 303 which shall be sufficiently evidenced as provided therein) and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;
      whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence shall be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officers’ Certificate;
      the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;
      the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by or pursuant to this Indenture at the request or direction of any of the Holders of Securities of any series or any Coupons appertaining thereto pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;
      the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, coupon or other paper or document, but the Trustee, in its discretion, may but shall not be obligated to make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine, during business hours and upon reasonable notice, the books, records and premises of the Company, personally or by agent or attorney;
      the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;
      the Trustee shall not be liable for any action taken or error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent, acted in bad faith or engaged in willful misconduct;
      the Authenticating Agent, Paying Agent, and Security Registrar shall have the same protections as the Trustee set forth hereunder;
      the Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with an Act of the Holders hereunder, and, to the extent not so provided herein, with respect to any act requiring the Trustee to exercise its own discretion, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture or any Securities, unless it shall be proved that, in connection with any such action taken, suffered or omitted or any such act, the Trustee was negligent, acted in bad faith or engaged in willful misconduct;
      no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it; and
      the Trustee shall not be deemed to have notice of any default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default or Event of Default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture.
    Notice of Defaults.

    Within 90 days after the occurrence of any default hereunder with respect to the Securities of any series, the Trustee shall, subject to the terms of Section 1012, transmit by mail to all Holders of Securities of such series entitled to receive reports pursuant to Section 703(3), notice of such default hereunder actually known to a Responsible Officer of the Trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any), or interest, if any, on, or Additional Amounts or any sinking fund or purchase fund installment with respect to, any Security of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the best interest of the Holders of Securities and Coupons of such series; and provided, further, that in the case of any default of the character specified in Section 501(5) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

    Not Responsible for Recitals or Issuance of Securities.

    The recitals contained herein and in the Securities, except the Trustee’s certificate of authentication, and in any Coupons shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities or the Coupons, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-l, if necessary, supplied to the Company are true and accurate, subject to the qualifications set forth therein. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of the Securities or the proceeds thereof.

    May Hold Securities.

    The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other Person that may be an agent of the Trustee or the Company, in its individual or any other capacity, may become the owner or pledgee of Securities or Coupons and, subject to Sections 310(b) and 311 of the Trust Indenture Act, may otherwise deal with the Company with the same rights it would have if it were not the Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other Person.

    Money Held in Trust.

    Except as provided in Section 403 and Section 1003, money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law and shall be held uninvested, The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

    Compensation and Reimbursement.

    The Company agrees:

      to pay to the Trustee from time to time such compensation as shall be agreed in writing between the Company and the Trustee for all services rendered by the Trustee hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);
      except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture arising out of or in connection with the acceptance or administration of the trust or trusts hereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to the Trustee’s negligence or willful misconduct;
      to indemnify each of the Trustee and any predecessor Trustee and its agents, officers, directors and employees for, and to hold them harmless against, any loss, liability, damage, claim or expense, including taxes (other than taxes based on the income of the Trustee), incurred without negligence or bad faith on their part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending themselves against any claim or liability (whether asserted by the Company, a Holder of Securities, or any other Person) in connection with the exercise or performance of any of their powers or duties hereunder, except to the extent that any such loss, liability or expense was due to the Trustee’s negligence or willful misconduct; and
      the Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

    As security for the performance of the obligations of the Company under this Section, the Trustee shall have a lien prior to the Securities of any series upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of, and premium or interest on or any Additional Amounts with respect to Securities or any Coupons appertaining thereto.

    To the extent permitted by law any compensation or expense incurred by the Trustee after a default specified in or pursuant to Section 501 is intended to constitute an expense of administration under any then applicable bankruptcy or insolvency law. "Trustee" for purposes of this Section 607 shall include any predecessor Trustee but the negligence or willful misconduct of any Trustee shall not affect the rights of any other Trustee under this Section 607.

    The provisions of this Section 607 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee and shall apply with equal force and effect to the Trustee in its capacity as Authenticating Agent, Paying Agent or Security Registrar.

    Corporate Trustee Required; Eligibility.

    There shall at all times be a Trustee hereunder that is a Corporation, organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, eligible under Section 310(a)(1) of the Trust Indenture Act to act as trustee under an indenture qualified under the Trust Indenture Act and that has a combined capital and surplus (computed in accordance with Section 310(a)(2) of the Trust Indenture Act) of at least $50,000,000 subject to supervision or examination by Federal or state authority. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

    Resignation and Removal; Appointment of Successor.
      No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee pursuant to Section 610.
      The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 610 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to such series.
      The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and the Company. If the instrument of acceptance by a successor Trustee required by Section 610 shall not have been delivered to the Trustee within 30 days after the giving of such notice of removal, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to such series.
      If at any time:
        the Trustee shall fail to comply with the obligations imposed upon it under Section 310(b) of the Trust Indenture Act with respect to Securities of any series after written request therefor by the Company or any Holder of a Security of such series who has been a bona fide Holder of a Security of such series for at least six months, or the Trustee shall cease to be eligible under Section 608 and shall fail to resign after written request therefor by the Company or any such Holder, or the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case,

          the Company, by or pursuant to a Board Resolution, may remove the Trustee with respect to all Securities or the Securities of such series, or subject to Section 315(e) of the Trust Indenture Act, any Holder of a Security who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities of such series and the appointment of a successor Trustee or Trustees.
      If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by or pursuant to a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of such series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series) and shall comply with the applicable requirements of Section 610. If, within one year after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 610, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders of Securities and accepted appointment in the manner required by Section 610, any Holder of a Security who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.
      The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Registered Securities, if any, of such series as their names and addresses appear in the Security Register and, if Securities of such series are issued as Bearer Securities, by publishing notice of such event once in an Authorized Newspaper in each Place of Payment located outside the United States. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.
      In no event shall any retiring Trustee be liable for the acts or omissions of any successor Trustee hereunder.
    Acceptance of Appointment by Successor.
      Upon the appointment hereunder of any successor Trustee with respect to all Securities, such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties hereunder of the retiring Trustee; but, on the request of the Company or such successor Trustee, such retiring Trustee, upon payment of its charges, shall execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and, subject to Section 1003, shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its claim, if any, provided for in Section 607.
      Upon the appointment hereunder of any successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and such successor Trustee shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, such successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust, that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee and that no Trustee shall be responsible for any notice given to, or received by, or any act or failure to act on the part of any other Trustee hereunder, and, upon the execution and delivery of such supplemental indenture, the resignation or removal of the retiring Trustee shall become effective to the extent provided therein, such retiring Trustee shall have no further responsibility for the exercise of rights and powers or for the performance of the duties and obligations vested in the Trustee under this Indenture with respect to the Securities of that or those series to which the appointment of such successor Trustee relates other than as hereinafter expressly set forth, and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or such successor Trustee, such retiring Trustee, upon payment of its charges with respect to the Securities of that or those series to which the appointment of such successor Trustee relates and subject to Section 1003 shall duly assign, transfer and deliver to such successor Trustee, to the extent contemplated by such supplemental indenture, the property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, subject to its claim, if any, provided for in Section 607.
      Upon request of any Person appointed hereunder as a successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in clause (1) or (2) of this Section 610, as the case may be.
      No Person shall accept its appointment hereunder as a successor Trustee unless at the time of such acceptance such successor Person shall be qualified and eligible under this Article.
    Merger, Conversion, Consolidation or Succession to Business.

    Any Corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated but not delivered by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

    Appointment of Authenticating Agent.

    The Trustee may appoint one or more Authenticating Agents acceptable to the Company with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of that or those series issued upon original issue, exchange, registration of transfer, partial redemption or partial repayment or pursuant to Section 306, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.

    Each Authenticating Agent must be acceptable to the Company and, except as provided in or pursuant to this Indenture, shall at all times be a Corporation that would be permitted by the Trust Indenture Act to act as trustee under an indenture qualified under the Trust Indenture Act, is authorized under applicable law and by its charter to act as an Authenticating Agent and has a combined capital and surplus (computed in accordance with Section 310(a)(2) of the Trust Indenture Act) of at least $50,000,000. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

    Any Corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any Corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any Corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall be the successor of such Authenticating Agent hereunder, provided such Corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

    An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall (i) mail written notice of such appointment by first-class mail, postage prepaid, to all Holders of Registered Securities, if any, of the series with respect to which such Authenticating Agent shall serve, as their names and addresses appear in the Security Register, and (ii) if Securities of the series are issued as Bearer Securities, publish notice of such appointment at least once in an Authorized Newspaper in the place where such successor Authenticating Agent has its principal office if such office is located outside the United States. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

    The Company agrees to pay each Authenticating Agent from time to time reasonable compensation for its services under this Section.

    The provisions of Section 308, Section 604 and Section 605 shall be applicable to each Authenticating Agent.

    If an Authenticating Agent is appointed with respect to one or more series of Securities pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to or in lieu of the Trustee’s certificate of authentication, an alternate certificate of authentication in substantially the following form:

    This is one of the Securities of the series designated herein referred to in the within-mentioned Indenture.

    THE BANK OF NEW YORK,
    As Trustee

    By:
    As Authenticating Agent

    By:
    Authorized Signatory

    If all of the Securities of any series may not be originally issued at one time, and if the Trustee does not have an office capable of authenticating Securities upon original issuance located in a Place of Payment where the Company wishes to have Securities of such series authenticated upon original issuance, the Trustee, if so requested in writing (which writing need not be accompanied by or contained in an Officers’ Certificate), shall appoint in accordance with this Section an Authenticating Agent having an office in a Place of Payment designated by the Company with respect to such series of Securities.

    Appointment of Co-Trustee.

  (a) Notwithstanding any other provisions of this Indenture, following the occurrence of, and during the continuation of, an Event of Default, hereunder, if the Trustee reasonably believes that such action is either (i) required by law, rule or regulation of the jurisdiction of incorporation of the Issuer or the jurisdiction in which the Issuer’s principal place of business is located or (ii) is otherwise in the best interests of the Holders, the Trustee shall have the power and may execute and deliver all instruments necessary to appoint one or more Persons to act as a co-trustee or co-trustees hereunder, or separate trustee or separate trustees hereunder, in each case exclusively in such jurisdiction or jurisdictions, and to vest in such Person or Persons, in such capacity and for the benefit of the Holders, such title hereunder, or any part hereof, in each case exclusively in such jurisdiction or jurisdictions, and subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts in such jurisdiction or jurisdictions as the Trustee may reasonably consider necessary or desirable. Each co-trustee and separate trustee hereunder shall be authorized under applicable law to act as a co-trustee or a separate trustee, as the case may be, and shall each have a combined capital and surplus (computed in accordance with Section 3l0(a)(2) of the Trust Indenture Act) of at least $25,000,000. If at any time a co-trustee or a separate trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

  (b) Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

  (i) all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act (i) outside the jurisdiction or jurisdictions set forth in Section 613(a) or (ii) separately without the Trustee joining in such act), except to the extent that under any law of any such jurisdiction in which any particular act or acts are to be performed the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations shall be exercised and performed singly by such separate trustee or co-trustee, but solely in such jurisdiction or jurisdictions and solely at the direction of the Trustee;

  (ii) no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

  (iii) the Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee, and the Trustee shall, following the waiver or cure of the Event of Default pursuant to the terms hereof remove any separate trustee or co-trustee appointed pursuant to Section 613(a) in connection with such Event of Default.

  (c) Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article 6. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall, subject to the provisions of Section 613(a) and (b), be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture specifically including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection or rights (including the rights to compensation, reimbursement and indemnification hereunder) to the Trustee. Every such instrument shall be filed with the Trustee.

  (d) Any separate trustee or co-trustee appointed pursuant to Section 613(a) hereof may at any time constitute the Trustee, in the jurisdiction or jurisdictions set forth in Section 613(a), its agent or attorney-in-fact in such jurisdiction or jurisdictions with full power and authority, to the extent not prohibited by law in such jurisdiction or jurisdictions, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee to the extent permitted by law, without the appointment of a new or successor trustee.

  Holders Lists and Reports by Trustee and Company

    Company to Furnish Trustee Names and Addresses of Holders.

    In accordance with Section 312(a) of the Trust Indenture Act, the Company shall furnish or cause to be furnished to the Trustee semi-annually with respect to Securities of each series not later than January 15 and July 15 of the year or upon such other dates as are set forth in or pursuant to the Board Resolution or indenture supplemental hereto authorizing such series, a list, in each case in such form as the Trustee may reasonably require, of the names and addresses of Holders as of the applicable date, and at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

    provided, however, that so long as the Trustee is the Security Registrar no such list shall be required to be furnished.

    Preservation of Information; Communications to Holders.

    The Trustee shall comply with the obligations imposed upon it pursuant to Section 312 of the Trust Indenture Act.

    Every Holder of Securities or Coupons, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company, the Trustee, any Paying Agent or any Security Registrar shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders of Securities in accordance with Section 312(c) of the Trust Indenture Act, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 312(b) of the Trust Indenture Act.

    Reports by Trustee.
      Within 60 days after June 15 of each year commencing with the first June 15 following the first issuance of Securities pursuant to Section 301, if required by Section 313(a) of the Trust Indenture Act, the Trustee shall transmit, pursuant to Section 313(c) of the Trust Indenture Act, a brief report dated as of such June 15 with respect to any of the events specified in said Section 313(a) which may have occurred since the later of the immediately preceding June 15 and the date of this Indenture.
      The Trustee shall transmit the reports required by Section 313(a) of the Trust Indenture Act at the times specified therein.
      A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange, if any, upon which the Securities are listed, with the Commission and with the Company. The Company will promptly notify the Trustee when the Securities are listed on any stock exchange and of any delisting thereof.
    Reports by Company; Rule 144 Information.

    The Company, pursuant to Section 314(a) of the Trust Indenture Act, shall:

      file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations; provided, however, that if the Company files information, documents or reports by virtue of its being subject to the requirements of Section 12, Section 13 or Section 15(d) of the Exchange Act and its duty to file such information, documents or reports is subsequently suspended, then the Company shall no longer be required to file any such information, documents or reports pursuant to the provisions of this Section 704 with respect to Securities of any series that were issued prior to the effectiveness of the suspension of such duty;
      file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations;
      transmit within 30 days after the filing thereof with the Trustee, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, such summaries of any information, documents and reports required to be filed by the Company pursuant to paragraphs (1) and (2) of this Section as may be required by rules and regulations prescribed from time to time by the Commission; and
      Unless the Company furnishes information to the Commission pursuant to Section 13 or 15(d) of the Exchange Act or this Section, the Company shall promptly furnish or cause to be furnished such information as is specified pursuant to Rule l44A(d)(4) under the Securities Act (or any successor provision thereto) to such Holder or to a prospective purchaser of a Security who is designated by such Holder and is a qualified institutional buyer (as defined in Rule l44A under the Securities Act), upon the request of such Holder or prospective purchaser, in order to permit compliance by such Holder with Rule 144A under the Securities Act.

  Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

  Consolidation, Merger and Sales

    Company May Consolidate, Etc., Only on Certain Terms.

    The Company shall not consolidate with or merge into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets and the properties and the assets and properties of its Subsidiaries (taken as a whole) as an entirety to, any entity or entities (including limited liability companies) unless:

      the successor entity or entities, each of which shall be organized and existing under the laws of Mexico or the United States of America or any state thereof, shall expressly assume, by an indenture (or indentures, if at such time there is more than one Trustee) supplemental hereto executed by the successor Person and delivered to the Trustee, the due and punctual payment of the principal of, any premium and interest on and any Additional Amounts with respect to all the Securities and the performance of every obligation in this Indenture, the Outstanding Securities and any registration rights agreement on the part of the Company to be performed or observed;
      immediately after giving effect to such transaction or series of transactions, no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and
      if, as a result of such transaction, properties or assets of the Company would become subject to an encumbrance that would not be permitted by the terms of the Securities, the Company or the successor entity or entities shall take such steps as are necessary to secure such Securities equally and ratable with all indebtedness secured thereunder;

    provided, however, that notwithstanding the foregoing, nothing in this Article Eight shall prohibit the Company or a Restricted Subsidiary from selling, assigning, transferring, leasing, conveying or otherwise disposing of any of the Company’s Subsidiaries that are Unrestricted Subsidiaries at the date of the Indenture or any interest therein or any assets thereof.

    Successor Person Substituted for Company.

  Upon any consolidation by the Company with or merger of the Company into any other Person or Persons or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties and assets of the Company and the properties and assets of its Subsidiaries (taken as a whole) to any Person or Persons in accordance with Section 801, the successor Person formed by such consolidation or into which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; and thereafter, except in the case of a lease, the predecessor Person shall be released from all obligations and covenants under this Indenture, the Securities and any Coupons.

  Supplemental Indentures

    Supplemental Indentures without Consent of Holders.

    Without the consent of any Holders of Securities or Coupons, the Company (when authorized by or pursuant to a Board Resolution) and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

      to evidence the succession of another Person to the Company, and the assumption by any such successor of the covenants of the Company contained herein and in the Securities; or
      to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities (as shall be specified in such supplemental indenture or indentures) or to surrender any right or power herein conferred upon the Company; or
      to add to or change any of the provisions of this Indenture to provide that Bearer Securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal of, any premium or interest on or any Additional Amounts with respect to Securities, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be exchanged for Bearer Securities of other authorized denominations or to permit or facilitate the issuance of Securities in uncertificated form, provided any such action shall not adversely affect the interests of the Holders of Outstanding Securities of any series or any Coupons appertaining thereto in any material respect; or
      to establish the form or terms of Securities of any series and any Coupons appertaining thereto as permitted by Section 201 and Section 301; or
      to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 610; or
      to cure any ambiguity or to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not adversely affect the interests of the Holders of Securities of any series then Outstanding or any Coupons appertaining thereto in any material respect; or
      to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of Securities, as herein set forth; or
      to add any additional Events of Default with respect to all or any series of Securities (as shall be specified in such supplemental indenture); or
      to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Article Four, provided that any such action shall not adversely affect the interests of any Holder of an Outstanding Security of such series and any Coupons appertaining thereto or any other Security or Coupon in any material respect; or
      to secure the Securities pursuant to Section 1005 or Section 1007 or otherwise; or
      to make provisions with respect to conversion or exchange rights of Holders of Securities of any series; or
      to amend or supplement any provision contained herein or in any supplemental indenture, provided that no such amendment or supplement shall materially adversely affect the interests of the Holders of any Securities then Outstanding; or
      to qualify the Indenture under the Trust Indenture Act; or
      to add, change or eliminate any of the provisions of this Indenture in respect of one or more series of the Securities, provided that any such addition, change or elimination (i) shall neither (A) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the Holder of any such Security with respect to such provision or (ii) shall become more effective only when there is no such Security outstanding.
    Supplemental Indentures with Consent of Holders.

    With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company (when authorized by or pursuant to a Board Resolution) and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture or of the Securities of such series; provided, however, that no such supplemental indenture, without the consent of the Holder of each Outstanding Security affected thereby, shall change the Stated Maturity of the principal of, or any premium or installment of interest on or any Additional Amounts with respect to, any Security, or reduce the principal amount thereof or the rate (or modify the calculation of such rate) of interest thereon or any Additional Amounts with respect thereto, or any premium payable upon the redemption thereof or otherwise, or change the obligation of the Company to pay Additional Amounts pursuant to Section 1004 (except as contemplated by Section 801(1) and permitted by Section 901(l)), or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or the amount thereof provable in bankruptcy pursuant to Section 504, change the redemption provisions or adversely affect the right of repayment at the option of any Holder as contemplated by Article Thirteen, or change the Place of Payment, Currency in which the principal of, any premium or interest on, or any Additional Amounts with respect to any Security is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date or, in the case of repayment at the option of the Holder, on or after the date for repayment), or reduce the percentage in principal amount of the Outstanding Securities of any series the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or reduce the requirements of Section 1504 for quorum or voting, or modify any of the provisions of this Section, Section 513 or Section 1011, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, or make any change that adversely affects the right to convert or exchange any Security into or for Common Stock or other securities, cash or other property in accordance with the terms of such Security.

    A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which shall have been included expressly and solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

    It shall not be necessary for any Act of Holders of Securities under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

    Execution of Supplemental Indentures.

    As a condition to executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trust created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 315 of the Trust Indenture Act) shall be fully protected in relying upon, an Officers’ Certificate and Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

    Effect of Supplemental Indentures.

    Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of a Security theretofore or thereafter authenticated and delivered hereunder and of any Coupon appertaining thereto shall be bound thereby.

    Reference in Securities to Supplemental Indentures.

    Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

    Conformity with Trust Indenture Act.

    Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

    Notice of Supplemental Indenture.

  Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to Section 902, the Company shall transmit to the Holders of Outstanding Securities of any series affected thereby a notice setting forth the substance of such supplemental indenture.

  Covenants

    Payment of Principal, any Premium, Interest and Additional Amounts.

    The Company covenants and agrees for the benefit of the Holders of the Securities of each series that it will duly and punctually pay the principal of, any premium and interest on and any Additional Amounts with respect to the Securities of such series in accordance with the terms thereof, any Coupons appertaining thereto and this Indenture. Any interest due on any Bearer Security on or before the Maturity thereof, and any Additional Amounts payable with respect to such interest, shall be payable only upon presentation and surrender of the Coupons appertaining thereto for such interest as they severally mature.

    Maintenance of Office or Agency.

    The Company shall maintain in each Place of Payment for any series of Securities an Office or Agency where Securities of such series (but not Bearer Securities, except as otherwise provided below, unless such Place of Payment is located outside the United States) may be presented or surrendered for payment, where Securities of such series may be surrendered for registration of transfer or exchange, where Securities of such series that are convertible or exchangeable may be surrendered for conversion or exchange, and where notices and demands to or upon the Company in respect of the Securities of such series relating thereto and this Indenture may be served. If Securities of a series are issuable as Bearer Securities, the Company shall maintain, subject to any laws or regulations applicable thereto, an Office or Agency in a Place of Payment for such series which is located outside the United States where Securities of such series and any Coupons appertaining thereto may be presented and surrendered for payment; provided, however, that if the Securities of such series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company shall maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Securities of such series are listed on such exchange. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such Office or Agency. If at any time the Company shall fail to maintain any such required Office or Agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, except that Bearer Securities of such series and any Coupons appertaining thereto may be presented and surrendered for payment at the place specified for the purpose with respect to such Securities as provided in or pursuant to this Indenture, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

    Except as otherwise provided in or pursuant to this Indenture, no payment of principal, premium, interest or Additional Amounts with respect to Bearer Securities shall be made at any Office or Agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, if amounts owing with respect to any Bearer Securities shall be payable in Dollars, payment of principal of, any premium or interest on and any Additional Amounts with respect to any such Security may be made at the Corporate Trust Office of the Trustee or any Office or Agency designated by the Company in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount of such principal, premium, interest or Additional Amounts at all offices outside the United States maintained for such purpose by the Company in accordance with this Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

    The Company may also from time to time designate one or more other Offices or Agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an Office or Agency in each Place of Payment for Securities of any series for such purposes. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other Office or Agency.

    Unless otherwise provided in or pursuant to this Indenture, the Company hereby initially designates as the Place of Payment for each series of Securities the Corporate Trust Office of the Trustee located at 101 Barclay Street, New York, New York for such purpose. The Company may subsequently appoint a different Office or Agency for the Securities of any series.

    Unless otherwise specified with respect to any Securities pursuant to Section 301, if and so long as the Securities of any series (i) are denominated in a Foreign Currency or (ii) may be payable in a Foreign Currency, or so long as it is required under any other provision of this Indenture, then the Company will maintain with respect to each such series of Securities, or as so required, at least one exchange rate agent.

    Money for Securities Payments to Be Held in Trust.

    If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it shall, on or before each due date of the principal of, any premium or interest on or Additional Amounts with respect to any of the Securities of such series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in the currency or currencies, currency unit or units or composite currency or currencies in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series) sufficient to pay the principal or any premium, interest or Additional Amounts so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided, and shall promptly notify the Trustee of its action or failure so to act.

    Whenever the Company shall have one or more Paying Agents for any series of Securities, it shall, on or prior to each due date of the principal of, any premium or interest on or any Additional Amounts with respect to any Securities of such series, deposit with any Paying Agent a sum (in the currency or currencies, currency unit or units or composite currency or currencies described in the preceding paragraph) sufficient to pay the principal or any premium, interest or Additional Amounts so becoming due, such sum to be held in trust for the benefit of the Persons entitled thereto, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

    The Company shall cause each Paying Agent for any series of Securities (other than the Trustee) to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent shall:

      hold all sums held by it for the payment of the principal of, any premium or interest on or any Additional Amounts with respect to Securities of such series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as provided in or pursuant to this Indenture;
      give the Trustee notice of any default by the Company (or any other obligor upon the Securities of such series) in the making of any payment of principal, any premium or interest on or any Additional Amounts with respect to the Securities of such series; and
      at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

    The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same terms as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

    Except as otherwise provided herein or pursuant hereto, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, any premium or interest on or any Additional Amounts with respect to any Security of any series or any Coupon appertaining thereto and remaining unclaimed for two years after such principal or any such premium or interest or any such Additional Amounts shall have become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security or any Coupon appertaining thereto shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in an Authorized Newspaper in each Place of Payment for such series or to be mailed to Holders of Registered Securities of such series, or both, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication or mailing nor shall it be later than two years after such principal and any premium or interest or Additional Amounts shall have become due and payable, any unclaimed balance of such money then remaining will be repaid to the Company.

    Additional Amounts.

    All payments of amounts due in respect of the Securities by the Company will be made without withholding or reduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of Mexico, any political subdivision thereof or any agency or authority of or in Mexico ("Taxes") unless the withholding or deduction of such Taxes is required by law or by the interpretation or administration thereof. In that event, the Company will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the Holders after such withholding or deduction shall equal the respective amounts which would have been receivable in respect of the Securities, in the absence of such withholding or deduction, which Additional Amounts shall be due and payable when the amount to which such Additional Amounts relate are due and payable; except that no such Additional Amounts shall be payable with respect to:

    (i) any Taxes which are imposed on, or deducted or withheld from, payments made to the Holder or beneficial owner of the Securities by reason of the existence of any present or former connection between the Holder or beneficial owner of the Securities (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, corporation or partnership) and Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) (including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) (x) being or having been a citizen or resident thereof, (y) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (z) being or having been present or engaged in trade or business therein) other than the mere holding of such Securities or the receipt of amounts due in respect thereof;

    (ii) any estate, inheritance, gift, sales, stamp, transfer or personal property Tax;

    (iii) any Taxes that are imposed on, or withheld or deducted from, payments made to the Holder or beneficial owner of the Securities to the extent such Taxes would not have been so imposed, deducted or withheld but for the failure by such Holder or beneficial owner of such Securities to comply with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) of the Holder or beneficial owner of such Securities if (x) such compliance is required or imposed by a statute, treaty, regulation, rule, generally applicable ruling or generally accepted administrative practice in order to make any claim for exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Taxes, and (y) at least 60 days prior to the first payment date with respect to which the Company shall apply this clause (iii), the Company shall have notified all the Holders of Securities, in writing, that such Holders or beneficial owners of the Securities will be required to provide such information or documentation;

    (iv) any Taxes imposed on, or withheld or deducted from, payments made to a Holder or beneficial owner of the Securities at a rate in excess of the 4.9% rate of Tax in effect on the date hereof and uniformly applicable in respect of payments made by the Company to all Holders or beneficial owners eligible for the benefits of a treaty for the avoidance of double taxation to which Mexico is a party, without regard to the particular circumstances of such Holders or beneficial owners (provided that, upon any subsequent increase in the rate of Tax that would be applicable to payments to all such Holders or beneficial owners without regard to their particular circumstances, such increased rate shall be substituted for the 4.9% rate for purposes of this clause (iv)), but only to the extent that (x) such Holder or beneficial owner has failed to provide on a timely basis, at the reasonable request of the Company (subject to the conditions set forth below), information, documentation or other evidence concerning whether such Holder or beneficial owner is eligible for benefits under a treaty for the avoidance of double taxation to which Mexico is a party, if necessary to determine the appropriate rate of deduction or withholding of Taxes under such treaty or under any statute, regulation, rule, generally applicable ruling or generally accepted administrative practice, and (y) at least 60 days prior to the first payment date with respect to which the Company shall make such reasonable request, the Company shall have notified the Holders of the Securities, in writing, that such Holders or beneficial owners of the Securities will be required to provide such information, documentation or other evidence;

    (v) to or on behalf of a Holder of the Securities in respect of Taxes that would not have been imposed but for the presentation by such Holder for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to Holders, whichever occurs later, except to the extent that the Holder of such Securities would have been entitled to Additional Amounts in respect of such Taxes on presenting such Securities for payment on any date during such 15-day period; or

    (vi) any combination of (i), (ii), (iii), (iv) or (v) above (the Taxes described in clauses (i) through (vi), for which no Additional Amounts are payable, are hereinafter referred to as "Excluded Taxes").

    Notwithstanding the foregoing, the limitations on the Company’s obligation to pay Additional Amounts set forth in clauses (iii) and (iv) above shall not apply if (a) the provision of information, documentation or other evidence described in such clauses (iii) and (iv) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Note (taking into account any relevant differences between U.S. and Mexican law, rules, regulations or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law, regulations and administrative practice (such as IRS Forms 1001, W-8, W-SBEN and W-9) or (b) Rule 3.23.8 issued by the Ministry of Finance and Public Credit on April 30, 2004 or a substantially similar successor of such rule is in effect, unless the provision of the information, documentation or other evidence described in clauses (iii) and (iv) is expressly required by statute, regulation, rule, generally applicable ruling or generally accepted administrative practice in order to apply Rule 3.23.8 (or a substantially similar successor of such rule), the Company cannot obtain such information, documentation or other evidence on its own through reasonable diligence and the Company otherwise would meet the requirements for application of Rule 3.23.8 (or such other successor of such rule). In addition, such clauses (iii) and (iv) shall not be construed to require that a non-Mexican pension or retirement fund or a non-Mexican financial institution or any other Holder register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican withholding tax or to require that a Holder or beneficial owner certify or provide information concerning whether it is or is not a tax-exempt pension or retirement fund.

    At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment (other than Additional Amounts payable on the date of the Indenture or Supplemental Indenture relating to such Securities), the Company will deliver to the relevant Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the relevant Trustee to pay such Additional Amounts to Holders on the payment date. Whenever either in the Indenture or such Supplemental Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, interest or any other amount payable under or with respect to any Securities, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

    Limitation on Liens.

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Lien, except for Permitted Liens, on any Operating Property to secure the payment of Funded Indebtedness of the Company or any Restricted Subsidiary if, immediately after the creation, incurrence or assumption of such Lien, the sum of (without duplication) (A) the aggregate outstanding principal amount of all Funded Indebtedness of the Company and the Restricted Subsidiaries that is secured by Liens (other than Permitted Liens) on any Operating Property and (B) the Attributable Debt relating to any Sale and Leaseback Transaction which would otherwise be subject to the provisions of clause 2(A)(i) of Section 1007 would exceed the greater of (x) $200 million and (y) 12.5% of Consolidated Net Tangible Assets, unless effective provision is made whereby the Securities (together with, if the Company shall so determine, any other Funded Indebtedness ranking equally with the Securities, whether then existing or thereafter created) are secured equally and ratably with (or prior to) such Funded Indebtedness (but only for so long as such Funded Indebtedness is so secured). For purposes of this Section 1005, the value of any Lien on any Operating Property securing Funded Indebtedness will be computed on the basis of the lesser of (i) the outstanding principal amount of such secured Funded Indebtedness and (ii) the higher of (x) the book value or (y) the Fair Market Value of the Operating Property securing such Funded Indebtedness.

    The foregoing limitation on Liens shall not apply to the creation, incurrence or assumption of the following Liens ("Permitted Liens"):

    (1) any Lien which arises out of a judgment or award against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceeding for review (or with respect to which the period within which such appeal or proceeding for review may be initiated shall not have expired) and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review or with respect to which the Company or such Restricted Subsidiary shall have posted a bond and established adequate reserves (in accordance with Mexican GAAP) for the payment of such judgment or award;

    (2) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that would not, with notice, passage of time or both, give rise to an Event of Default;

    (3) Liens incurred or deposits made to secure indemnity obligations in respect of the disposition of any business or assets of the Company or any Restricted Subsidiary; provided that the property subject to such Lien does not have a Fair Market Value in excess of the cash or cash equivalent proceeds received by the Company and its Restricted Subsidiaries in connection with such disposition;

    (4) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of discharging or defeasing Indebtedness of the Company or any Restricted Subsidiary;

    (5) Liens on assets or property of a Person existing at the time such Person is merged into, consolidated with or acquired by the Company or any Restricted Subsidiary or becomes a Restricted Subsidiary; provided, that: (i) any such Lien is not incurred in contemplation of such merger, consolidation or acquisition and does not secure any property of the Company or any Restricted Subsidiary other than the property and assets subject to such Lien prior to such merger, consolidation or acquisition or (ii) if such Lien is incurred in contemplation of such merger, consolidation or acquisition it would be, if created or incurred on or after the consummation of such merger, consolidation or acquisition, a Permitted Lien under clause (7) below;

    (6) Liens existing on the date of original issuance of the Securities;

    (7) Liens securing Funded Indebtedness (including in the form of Capitalized Lease Obligations and purchase money indebtedness) incurred for the purpose of financing the cost (including without limitation the cost of design, development, site acquisition, improvements, construction, integration, manufacture or acquisition) of real or personal property (tangible or intangible) which is incurred contemporaneously therewith or within 360 days thereafter (in the case of a series of related transactions, such 360-day period to be calculated as of the date of the last such transaction); provided (i) such Liens secure Funded Indebtedness in an amount not in excess of the cost of such property (plus an amount equal to the reasonable fees and expenses incurred in connection with the incurrence of such Funded Indebtedness) and (ii) such Liens do not extend to any property of the Company or any Restricted Subsidiary other than the property for which such Funded Indebtedness was incurred;

    (8) Liens to secure the performance of statutory and common law obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

    (9) Liens to secure the Securities;

    (10) Liens granted in favor of the Company and/or any Wholly-Owned Restricted Subsidiary to secure indebtedness owing to the Company or such Wholly Owned Restricted Subsidiary;

    (11) Legal or equitable encumbrances deemed to exist by reason of the inclusion of customary negative pledge provisions in any financing document of the Company or any Restricted Subsidiary;

    (12) Easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company and its subsidiaries;

    (13) Leases or subleases of real property which do not interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries, and which are made on customary and usual terms applicable to similar properties;

    (14) Any interest or title of a lessor or sublessor, or any Lien in favor of a landlord, arising under any real or personal property lease under which the Company or any of its Restricted Subsidiaries is a lessee, sublessee or subtenant (other than any interest or title and or any liens securing any Capitalized Lease Obligation);

    (15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

    (16) any Lien in respect of Funded Indebtedness representing the extension, refinancing, renewal or replacement (or successive extensions, refinancings, renewals or replacements) of Funded Indebtedness secured by Liens referred to in clauses (3), (4), (5), (6), (7), (8), (9), (10), (11), (12), (13), (14) and (15), above; provided that the principal of the Funded Indebtedness secured thereby does not exceed the principal of the Funded Indebtedness secured thereby immediately prior to such extension, renewal or replacement, plus any accrued and unpaid interest or capitalized interest payable thereon, reasonable fees and expenses incurred in connection therewith, and the amount of any prepayment premium necessary to accomplish any refinancing; and provided, further, that such extension, renewal or replacement shall be limited to all or a part of the property (or interest therein) subject to the Lien so extended, renewed or replaced (plus improvements and construction on such property); and provided, further, that in the case of Liens referred to in clauses (3), (4), (8), (9), (10), (11), (12), (13), (14), and (15), the secured party with respect to the Lien so extended, renewed, refinanced or replaced is the party (or any successor or assignee thereof) that was secured prior to such extension, renewal, refinancing or replacement.

    Limitation on Subsidiary Indebtedness.

    The Company will not permit any Restricted Subsidiary to create, assume, incur, guarantee or otherwise become liable in respect of (collectively, "Incur") any Indebtedness, except that the Restricted Subsidiaries may Incur the following Indebtedness:

    (1) Indebtedness of a Person that becomes a Subsidiary of the Company after the date of issuance of the Securities to the extent that such Indebtedness exists at such time (and was not Incurred in anticipation thereof);

    (2) Indebtedness outstanding on the date of issuance of the Securities;

    (3) Indebtedness of any Restricted Subsidiary to the Company or another Restricted Subsidiary;

    (4) Indebtedness resulting from (x) any Dollar- or other foreign currency-denominated Indebtedness having its nominal principal amount increased as a result of and in proportion to the devaluation of the Peso against the Dollar or other foreign currency or (y) any Peso-denominated Indebtedness having its nominal principal amount increased as a result of and in proportion to the rate of inflation in Mexico;

    (5) Accretion of original issue discount of any Indebtedness;

    (6) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letter of credit, surety bonds or performance bonds securing any obligations of any Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purposes of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Restricted Subsidiary in connection with such disposition;

    (7) Indebtedness in respect of (i) performance, surety or appeal bonds and reimbursement obligations provided in the ordinary course of business and (ii) letter of credit, guarantees, acceptances and other arrangements entered into in ordinary trade transactions in accordance with customary industry practice;

    (8) Indebtedness (including in the form of Capitalized Lease Obligations and purchase money Indebtedness) Incurred for the purpose of financing the cost (including without limitation the cost of design, development, site acquisition, improvements, construction, integration, manufacture or acquisition) of real or personal property (tangible or intangible) which is Incurred contemporaneously therewith or within 360 days thereafter (in the case of a series of related transactions, such 360 day period to be calculated as of the date of the last such transaction);

    (9) Any extension, renewal or replacement of any Indebtedness described in Subsections (1), (2), (4), (5) and (8), provided that the principal amount of such Indebtedness immediately before giving effect to such extension, renewal or replacement is not increased; and

    (10) Indebtedness in addition to that described in Subsections (1) through (9) of this Section 1006, provided that, when such Indebtedness is Incurred and immediately after giving effect thereto, the sum (without duplication) of (i) the aggregate amount of all Indebtedness Incurred pursuant to this paragraph (10) then outstanding plus (ii) the aggregate amount of all Funded Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens (other than Permitted Liens) on any Operating Property, plus (iii) the Attributable Debt relating to any Sale and Leaseback Transaction which would otherwise be subject to the provisions of clause 2(A)(i) of Section 1007 would not, in sum, exceed an amount equal to the greater of (a) $200 million or (b) 12.5% of Consolidated Net Tangible Assets.

    Limitation on Sale and Leaseback.

    The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction; provided, that the Company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

    (1) the gross cash proceeds of the Sale and Leaseback Transaction are at least equal to the Fair Market Value, as determined in good faith by the Board of Directors and set forth in a Board Resolution delivered to the Trustee, of the Operating Property that is the subject of the Sale and Leaseback Transaction; and

    (2) either

    (A) the Company or the Restricted Subsidiary, as applicable, either (i) could have incurred a Lien to secure Funded Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to Section 1005, or (ii) makes effective provision whereby the Securities (together with, if the Company shall so determine, any other Funded Indebtedness ranking equally with the Securities, whether then existing or thereafter created) are secured equally and ratably with (or prior to) the obligations of the Company or the Restricted Subsidiary under the lease of the Operating Property that is the subject of the Sale and Leaseback Transaction, or

    (B) within 360 days, the Company or the Restricted Subsidiary either (i) applies an amount equal to the Attributable Debt in respect of such Sale and Leaseback Transaction to purchase the Securities, or (ii) enters into a bona fide commitment to expend for the acquisition or improvement of a Operating Property an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction.

    Repurchase of Securities upon a Change of Control.

    The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Securities then outstanding, at a purchase price equal to 101% of the principal amount of the Securities on the date of repurchase, plus accrued interest (if any) to the date of purchase. The Company is not required to make an Offer to Purchase following a Change of Control if a third party makes an Offer to Purchase that would be in compliance with the provisions described in this section if it were made by the Company and such third party purchases (for the consideration referred to in the immediately preceding sentence) the Securities validly tendered and not withdrawn. Prior to the mailing of the notice to Holders and publishing such notice to holders in a daily newspaper of general circulation in Luxembourg commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, the Company, covenants to (i) repay in full all indebtedness of the Company that would prohibit the repurchase of the Securities pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of the Company to permit the repurchase of the Securities. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Securities pursuant to this Section 1008.

    Withholding Tax Redemption.

    The Securities are subject to redemption ("Withholding Tax Redemption") at any time (a "Withholding Tax Redemption Date"), as a whole but not in part, at the election of the Company, at a redemption price equal to 100% of the unpaid principal amount thereof plus accrued and unpaid interest, if any, to and including the Withholding Tax Redemption Date (the "Withholding Tax Redemption Price") if, as a result of (i) any change in or amendment to the laws, rules or regulations of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (ii) any amendment to or change in the generally applicable rulings or official interpretations relating to such laws, rules or regulations made by any legislative body, court or governmental or regulatory agency or authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination) of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (iii) any official interpretation, application or pronouncement by any legislative body, court or governmental or regulatory agency or authority that provides for a position with respect to such laws, rules or regulations that differs from the theretofore generally accepted position, which amendment or change is enacted, promulgated, issued or announced or which interpretation, application or pronouncement is issued or announced, in each case, after the Closing Date, the Company has become or would become required to pay any Additional Amounts in excess of those attributable to Taxes that are imposed, deducted or withheld at a rate of 10% on or from any payments under the Securities.

    The election of the Company to redeem the Securities shall be evidenced by a certificate (a "Withholding Tax Redemption Certificate") of a financial officer of the Company, which certificate shall be delivered to the Trustees. The Company shall, not less than 30 days nor more than 45 days prior to the Withholding Tax Redemption Date, notify the Trustee in writing of such Withholding Tax Redemption Date and of all other information necessary to the giving by the Trustee of notices of such Withholding Tax Redemption. The Trustee shall be entitled to rely conclusively upon the information so furnished by the Company in the Withholding Tax Redemption Certificate and shall be under no duty to check the accuracy or completeness thereof. Such notice shall be irrevocable and upon its delivery the Company shall be obligated to make the payment or payments to the Trustee referred to therein at least two Business Days prior to such Withholding Tax Redemption Date.

    Notice of Withholding Tax Redemption shall be given by the Trustee to the holders, in accordance with Section 106, upon the mailing by first-class postage prepaid to each holder at the address of such holder as it appears in the Register not less than 15 days nor more than 30 days prior to the Withholding Tax Redemption Date.

    The notice of Withholding Tax Redemption shall state:

    (i) the Withholding Tax Redemption Date;

    (ii) the Withholding Tax Redemption Price;

    (iii) the sum of all other amounts due to the holders under the Securities and this Indenture;

    (iv) that on the Withholding Tax Redemption Date the Withholding Tax Redemption Price will become due and payable upon each such Security so to be redeemed; and

    (v) the place or places, including the offices of our Paying Agent in Luxembourg, where such Securities so to be redeemed are to be surrendered for payment of the Withholding Tax Redemption Price.

    Notice of Withholding Tax Redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Withholding Tax Redemption Date, become due and payable at the Withholding Tax Redemption Price therein specified. Upon surrender of any such Securities for redemption in accordance with such notice, such Securities shall be paid by the Paying Agent on behalf of the Company on the Withholding Tax Redemption Date; provided that moneys sufficient therefor have been deposited with the Trustee for the holders.

    Notwithstanding anything to the contrary in this Indenture or in the Securities, if a Withholding Tax Redemption Certificate has been delivered to the Trustee and the Company shall have paid to the Trustee for the benefit of the holders (i) the Withholding Tax Redemption Price and (ii) all other amounts due to the holders and the Trustee under the Securities and this Indenture, then neither the holders nor the Trustee on their behalf shall any longer be entitled to exercise any of the rights of the holders under the Securities other than the rights of the holders to receive payment of such amounts from the Paying Agent and the occurrence of an Event of Default whether before or after such payment by the Company to the Trustee for the benefit of the holders shall not entitle either the holders or the Trustee on their behalf after such payment to declare the principal of any Securities then outstanding to be due and payable on any date prior to the Withholding Tax Redemption Date. The funds paid to the Trustee shall be used to redeem the Securities on the Withholding Tax Redemption Date.

    Corporate Existence.

    Subject to Article Eight, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and that of each Restricted Subsidiary in accordance with the respective organizational documents of the Company and each such Subsidiary and their respective rights (whether pursuant to charter, partnership certificate, agreement, statute or otherwise), material licenses and franchises; provided, however, that the foregoing shall not obligate the Company or any Restricted Subsidiary to preserve any such right, license or franchise if the Company or any Restricted Subsidiary shall determine that the preservation thereof is no longer desirable in the conduct of its business or the business of such Restricted Subsidiary and that the loss thereof is not disadvantageous in any material respect to any Holder.

    Waiver of Certain Covenants.

    The Company may omit in any particular instance to comply with any term, provision or condition set forth in Sections 1002 to 1010, inclusive with respect to the Securities of any series if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities of such series, by Act of such Holders, either shall waive such compliance in such instance or generally shall have waived compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

    Company Statement as to Compliance; Notice of Certain Defaults.
      The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement (which need not be contained in or accompanied by an Officers’ Certificate) signed by the principal executive officer, the principal financial officer or the principal accounting officer of the Company, stating that a review of the activities of the Company during such year and of its performance under this Indenture has been made under his or her supervision, and to the best of his or her knowledge, based on such review, (a) the Company has complied with all the conditions and covenants imposed on it under this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof, and (b) no event has occurred and is continuing which is, or after notice or lapse of time or both would become, an Event of Default, or, if such an event has occurred and is continuing, specifying each such event known to him or her and the nature and status thereof.
      The Company shall deliver to the Trustee, within 10 days after the occurrence thereof, written notice of any Event of Default or any event which after notice or lapse of time or both would become an Event of Default pursuant to clause (5) of Section 501.
      The Trustee shall have no duty to monitor the Company’s compliance with the covenants contained in this Article Nine to other than as specifically set forth in this Section 1012.
    Calculation of Original Issue Discount.

  The Company shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods), if any, accrued on Outstanding Securities as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.

  Redemption of Securities

    Applicability of Article.

    Redemption of Securities of any series at the option of the Company as permitted or required by the terms of such Securities shall be made in accordance with the terms of such Securities and (except as otherwise provided herein or pursuant hereto) this Article.

    Election to Redeem; Notice to Trustee.

    The election of the Company to optionally redeem any Securities shall be evidenced by or pursuant to a Board Resolution. In case of any redemption at the election of the Company of (a) less than all of the Securities of any series or (b) all of the Securities of any series with the same issue date, interest rate or formula, Stated Maturity and other terms, the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed.

    Selection by Trustee of Securities to be Redeemed.

    If less than all of the Securities of any series with the same issue date, interest rate or formula, Stated Maturity and other terms are to be redeemed, the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee from the Outstanding Securities of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of Registered Securities of such series; provided, however, that no such partial redemption shall reduce the portion of the principal amount of a Registered Security of such series not redeemed to less than the minimum denomination for a Security of such series established herein or pursuant hereto.

    The Trustee shall promptly notify the Company and the Security Registrar (if other than itself) in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

    For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal of such Securities which has been or is to be redeemed.

    Unless otherwise specified in or pursuant to this Indenture or the Securities of any series, if any Security selected for partial redemption is converted into or exchanged for Common Stock or other securities, cash or other property in part before termination of the conversion or exchange right with respect to the portion of the Security so selected, the converted portion of such Security shall be deemed (so far as may be) to be the portion selected for redemption. Securities which have been converted or exchanged during a selection of Securities to be redeemed shall be treated by the Trustee as Outstanding for the purpose of such selection.

    Notice of Redemption.

    Notice of redemption shall be given in the manner provided in Section 106, not less than 30 nor more than 60 days prior to the Redemption Date, unless a shorter period is specified in the Securities to be redeemed, to the Holders of Securities to be redeemed. Failure to give notice by mailing in the manner herein provided to the Holder of any Registered Securities designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Securities or portion thereof.

    Any notice that is mailed to the Holder of any Registered Securities in the manner herein provided shall be conclusively presumed to have been duly given, whether or not such Holder receives the notice.

    All notices of redemption shall state:

      the Redemption Date,
      the Redemption Price,
      if less than all Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amount) of the particular Security or Securities to be redeemed, in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the Redemption Date, upon surrender of such Security, the Holder of such Security will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed, that, on the Redemption Date, the Redemption Price shall become due and payable upon each such Security or portion thereof to be redeemed, and, if applicable, that interest thereon shall cease to accrue on and after said date, the place or places where such Securities, together (in the case of Bearer Securities) with all Coupons appertaining thereto, if any, maturing after the Redemption Date, are to be surrendered for payment of the Redemption Price and any accrued interest and Additional Amounts pertaining thereto, that the redemption is for a sinking fund, if such is the case, that, unless otherwise specified in such notice, Bearer Securities of any series, if any, surrendered for redemption must be accompanied by all Coupons maturing subsequent to the date fixed for redemption or the amount of any such missing Coupon or Coupons will be deducted from the Redemption Price, unless security or indemnity satisfactory to the Company, the Trustee and any Paying Agent is furnished, if Bearer Securities of any series are to be redeemed and any Registered Securities of such series are not to be redeemed, and if such Bearer Securities may be exchanged for Registered Securities not subject to redemption on the Redemption Date pursuant to Section 305 or otherwise, the last date, as determined by the Company, on which such exchanges may be made, in the case of Securities of any series that are convertible or exchangeable into Common Stock or other securities, cash or other property, the conversion or exchange price or rate, the date or dates on which the right to convert or exchange the principal of the Securities of such series to be redeemed will commence or terminate and the place or places where such Securities may be surrendered for conversion or exchange, and the CUSIP number or the Euroclear or the Clearstream Luxembourg reference numbers of such Securities, if any (or any other numbers used by a Depository to identify such Securities).

    A notice of redemption published as contemplated by Section 106 need not identify particular Registered Securities to be redeemed.

    Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company.

    Deposit of Redemption Price.

    At or prior to 10:00 a.m., New York City time, on any Redemption Date, the Company shall deposit, with respect to the Securities of any series called for redemption pursuant to Section 1104, with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the applicable Currency sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date, unless otherwise specified pursuant to Section 301 or in the Securities of such series) any accrued interest on and Additional Amounts with respect thereto, all such Securities or portions thereof which are to be redeemed on that date.

    Securities Payable on Redemption Date.

    Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest and the Coupons for such interest appertaining to any Bearer Securities so to be redeemed, except to the extent provided below, shall be void. Upon surrender of any such Security for redemption in accordance with said notice, together with all Coupons, if any, appertaining thereto maturing after the Redemption Date, such Security shall be paid by the Company at the Redemption Price, together with any accrued interest and Additional Amounts to the Redemption Date; provided, however, that, except as otherwise provided in or pursuant to this Indenture or the Bearer Securities of such series, installments of interest on Bearer Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable only upon presentation and surrender of Coupons for such interest (at an Office or Agency located outside the United States except as otherwise provided in Section 1002), and provided, further, that, except as otherwise specified in or pursuant to this Indenture or the Registered Securities of such series, installments of interest on Registered Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the Regular Record Dates therefor according to their terms and the provisions of Section 307.

    If any Bearer Security surrendered for redemption shall not be accompanied by all appurtenant Coupons maturing after the Redemption Date, such Security may be paid after deducting from the Redemption Price an amount equal to the face amount of all such missing Coupons, or the surrender of such missing Coupon or Coupons may be waived by the Company and the Trustee if there be furnished to them such security or indemnity as they may require to save each of them and any Paying Agent harmless. If thereafter the Holder of such Security shall surrender to the Trustee or any Paying Agent any such missing Coupon in respect of which a deduction shall have been made from the Redemption Price, such Holder shall be entitled to receive the amount so deducted; provided, however, that any interest or Additional Amounts represented by Coupons shall be payable only upon presentation and surrender of those Coupons at an Office or Agency for such Security located outside of the United States except as otherwise provided in Section 1002.

    If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium, until paid, shall bear interest from the Redemption Date at the rate prescribed therefor in the Security.

    Securities Redeemed in Part.

  Any Registered Security which is to be redeemed only in part shall be surrendered at any Office or Agency for such Security (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Registered Security or Securities of the same series, containing identical terms and provisions, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered. If a Security in global form is so surrendered, the Company shall execute, and the Trustee shall authenticate and deliver to the U.S. Depository or other Depository for such Security in global form as shall be specified in the Company Order with respect thereto to the Trustee, without service charge, a new Security in global form in a denomination equal to and in exchange for the unredeemed portion of the principal of the Security in global form so surrendered.

  Sinking Funds

    Applicability of Article.

    The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of a series, except as otherwise permitted or required in or pursuant to this Indenture or any Security of such series issued pursuant to this Indenture.

    The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a "mandatory sinking fund payment", and any payment in excess of such minimum amount provided for by the terms of Securities of such series is herein referred to as an "optional sinking fund payment". If provided for by the terms of Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series and this Indenture.

    Satisfaction of Sinking Fund Payments with Securities.

    The Company may, in satisfaction of all or any part of any sinking fund payment with respect to the Securities of any series to be made pursuant to the terms of such Securities (1) deliver Outstanding Securities of such series (other than any of such Securities previously called for redemption or any of such Securities in respect of which cash shall have been released to the Company), together in the case of any Bearer Securities of such series with all unmatured Coupons appertaining thereto, and (2) apply as a credit Securities of such series which have been redeemed either at the election of the Company pursuant to the terms of such series of Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, provided that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly. If as a result of the delivery or credit of Securities of any series in lieu of cash payments pursuant to this Section 1202, the principal amount of Securities of such series to be redeemed in order to satisfy the remaining sinking fund payment shall be less than $100,000, the Trustee need not call Securities of such series for redemption, except upon Company Request, and such cash payment shall be held by the Trustee or a Paying Agent and applied to the next succeeding sinking fund payment, provided, however, that the Trustee or such Paying Agent shall at the request of the Company from time to time pay over and deliver to the Company any cash payment so being held by the Trustee or such Paying Agent upon delivery by the Company to the Trustee of Securities of that series purchased by the Company having an unpaid principal amount equal to the cash payment requested to be released to the Company.

    Redemption of Securities for Sinking Fund.

  Not less than 75 days prior to each sinking fund payment date for any series of Securities, the Company shall deliver to the Trustee an Officers’ Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting of Securities of that series pursuant to Section 1202, and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and will also deliver to the Trustee any Securities to be so credited and not theretofore delivered. If such Officers’ Certificate shall specify an optional amount to be added in cash to the next ensuing mandatory sinking fund payment, the Company shall thereupon be obligated to pay the amount therein specified. Not less than 60 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Section 1106 and Section 1107.

  Repayment at the Option of Holders

    Applicability of Article.

  Securities of any series which are repayable at the option of the Holders thereof before their Stated Maturity shall be repaid in accordance with the terms of the Securities of such series. The repayment of any principal amount of Securities pursuant to such option of the Holder to require repayment of Securities before their Stated Maturity, for purposes of Section 309, shall not operate as a payment, redemption or satisfaction of the Indebtedness represented by such Securities unless and until the Company, at its option, shall deliver or surrender the same to the Trustee with a directive that such Securities be cancelled. Notwithstanding anything to the contrary contained in this Section 1301, in connection with any repayment of Securities, the Company may arrange for the purchase of any Securities by an agreement with one or more investment bankers or other purchasers to purchase such Securities by paying to the Holders of such Securities on or before the close of business on the repayment date an amount not less than the repayment price payable by the Company on repayment of such Securities, and the obligation of the Company to pay the repayment price of such Securities shall be satisfied and discharged to the extent such payment is so paid by such purchasers.

  Securities in Foreign Currencies

    Applicability of Article.

  Whenever this Indenture provides for (i) any action by, or the determination of any of the rights of, Holders of Securities of any series in which not all of such Securities are denominated in the same Currency, or (ii) any distribution to Holders of Securities, in the absence of any provision to the contrary pursuant to this Indenture or the Securities of any particular series, any amount in respect of any Security denominated in a Foreign Currency shall be treated for any such action or distribution as that amount of Dollars that could be obtained, for such amount on such reasonable basis of exchange and as of the record date with respect to Registered Securities of such series (if any) for such action, determination of rights or distribution (or, if there shall be no applicable record date, such other date reasonably proximate to the date of such action, determination of rights or distribution) as the Company may specify in a written notice to the Trustee or, in the absence of such written notice, as the Trustee may determine.

  Meetings of Holders of Securities

    Purposes for Which Meetings May Be Called.

    A meeting of Holders of Securities of any series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other Act provided by this Indenture to be made, given or taken by Holders of Securities of such series.

    Call, Notice and Place of Meetings.
      The Trustee may at any time and from time to time call a meeting of Holders of Securities of any series for any purpose specified in Section 1501, to be held at such time and at such place in the Borough of Manhattan, The City of New York, or in such place as the Trustee shall determine. Notice of every meeting of Holders of Securities of any series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.
      In case at any time the Company (by or pursuant to a Board Resolution) or the Holders of at least 10% in principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such series for any purpose specified in Section 1501, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed notice of or made the first publication of the notice of such meeting within 21 days after receipt of such request (whichever shall be required pursuant to Section 106) or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Company or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in the Borough of Manhattan, The City of New York, or, if Securities of such series have been issued in whole or in part as Bearer Securities, in London for such meeting and may call such meeting for such purposes by giving notice thereof as provided in clause (1) of this Section.
    Persons Entitled to Vote at Meetings.

    To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

    Quorum; Action.

    The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of at least 66-2/3% in principal amount of the Outstanding Securities of a series, the Persons entitled to vote 66-2/3% in principal amount of the Outstanding Securities of such series shall constitute a quorum. In the absence of a quorum within 30 minutes after the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1502(1), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

    Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Securities of that series; provided, however, that, except as limited by the proviso to Section 902, any resolution with respect to any consent or waiver which this Indenture expressly provides may be given by the Holders of at least 66-2/3% in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly convened and at which a quorum is present as aforesaid only by the affirmative vote of the Holders of 66-2/3% in principal amount of the Outstanding Securities of that series; and provided, further, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other Act which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Securities of such series.

    Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series and the Coupons appertaining thereto, whether or not such Holders were present or represented at the meeting.

    Determination of Voting Rights; Conduct and Adjournment of Meetings.
      Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of such series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104 or by having the signature of the Person executing the proxy witnessed or guaranteed by any trust company, bank or banker authorized by Section 104 to certify to the holding of Bearer Securities. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.
      The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Securities as provided in Section 1502(2), in which case the Company or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.
      At any meeting, each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of Securities of such series held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or proxy.
      Any meeting of Holders of Securities of any series duly called pursuant to Section 1502 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting; and the meeting may be held as so adjourned without further notice.
    Counting Votes and Recording Action of Meetings.

The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the permanent secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the permanent secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1502 and, if applicable, Section 1504. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Company, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this indenture to be duly executed as of the day and year first above written.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

By /s/ Francisco Martínez de la Vega
Name: Francisco Martínez de la Vega
Title: Chief Financial and Administrative Officer

THE BANK OF NEW YORK, as Trustee

By /s/ Walter D. Salvatori
Name: Walter D. Salvatori
Title: Vice-President

CONTROLADORA COMERCIAL MEXICANA, S.A. de C.V.,

as Issuer,

THE BANK OF NEW YORK,

as Trustee, Registrar, Paying Agent

and Transfer Agent

and

DEXIA BANQUE INTERNATIONALE À LUXEMBOURG, SOCIÉTÉ ANONYME,

as Luxembourg Paying Agent

and Transfer Agent

_________________

FIRST SUPPLEMENTAL INDENTURE

Dated as of June 1, 2005

__________________

Supplementing the Trust Indenture

Dated as of June 1, 2005

___________________

$200,000,000

6.625% Senior Notes due 2015

FIRST SUPPLEMENTAL INDENTURE, dated as of the 1st day of June, 2005, among CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V., a limited liability variable stock corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (the "Issuer" or the "Company"), THE BANK OF NEW YORK, a New York banking corporation, having its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286, as trustee (the "Trustee"), registrar ("Registrar"), paying agent ("Paying Agent") and transfer agent ("Transfer Agent"), and DEXIA BANQUE INTERNATIONALE À LUXEMBOURG, SOCIÉTÉ ANONYME, a bank duly incorporated and existing under the laws of Luxembourg, as paying agent and transfer agent (a "Paying Agent" and a "Transfer Agent," as the case may be);

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture dated as of June 1, 2005 (the "Original Indenture" and, together with the First Supplemental Indenture, the "Indenture") providing for the issuance by the Company from time to time of its senior debt securities to be issued in one or more series (in the Original Indenture and herein called the "Securities");

WHEREAS, the Company, in the exercise of the power and authority conferred upon and reserved to it under the provisions of the Original Indenture and pursuant to appropriate resolutions of the Board of Directors, has duly determined to make, execute and deliver to the Trustee, on June 1, 2005, this First Supplemental Indenture to the Original Indenture in order to establish the form and terms of, and to provide for the creation and issue of, one series of Securities to be designated as the "6.625% Senior Notes due 2015" under the Original Indenture in the aggregate amount of $200,000,000 subject to 202 hereof;

WHEREAS, Section 901 of the Original Indenture provides, among other things, that the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, without the consent of any Holders, may enter into an indenture supplemental to the Original Indenture to establish the terms of Securities of any series as permitted by Sections 201 and 301 of the Original Indenture; and

WHEREAS, all things necessary to make the Securities, when executed by the Company and authenticated and delivered by the Trustee or any Authenticating Agent and issued upon the terms and subject to the conditions set forth hereinafter and in the Indenture against payment therefor, the valid, binding and legal obligations of the Company and to make this First Supplemental Indenture a valid, binding and legal agreement of the Company, have been done;

NOW, THEREFORE, This FIRST SUPPLEMENTAL INDENTURE WITNESSETH that, in order to establish the terms of the series of Securities designated as the 6.625% Senior Notes due 2015 and for and in consideration of the premises and of the covenants contained in the Original Indenture and in this First Supplemental Indenture and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed as follows:

ARTICLE I

DEFINITIONS AND OTHER
PROVISIONS OF GENERAL APPLICATION

Section 101. Definitions.

Each capitalized term that is used herein and is defined in the Original Indenture shall have the meaning specified in the Original Indenture unless such term is otherwise defined herein.

"Applicable Procedures" means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of DTC, Euroclear or Clearstream Banking, as the case may be, that apply to such transfer or exchange.

"Clearstream Banking" shall mean Clearstream Banking, société anonyme (formerly Cedelbank) or any successor.

"Depositary" shall mean DTC or its nominee, or any other depositary appointed by the Company, provided, however, that such depositary shall have an address in the Borough of Manhattan, in the City of New York.

"DTC" shall mean The Depository Trust Company.

"Euroclear" shall mean the Euroclear System or any successor.

"Global Securities" or "Global Security" shall have the meaning assigned to it in Section 203 hereof.

"Initial Purchasers" shall mean Credit Suisse First Boston LLC and Citigroup Global Markets Inc.

"Interest Payment Date" shall have the meaning assigned to it in Section 206 hereof.

"Notes" shall mean the Company’s 6.625% Senior Notes due 2015.

"Remaining Scheduled Payments" shall mean, with respect to the Notes, the remaining scheduled payments of principal thereof and interest thereon that would be due after the related Redemption Date but for such redemption.

"Securities" shall mean the Notes.

"Securities Act" shall mean the United States Securities Act of 1933, as amended.

Section 102. Section References.

Each reference to a particular Section set forth in this First Supplemental Indenture shall, unless the context otherwise requires, refer to this First Supplemental Indenture.

ARTICLE II

TITLE AND TERMS OF THE SECURITIES

Section 201. Title of the Securities.

The title of the Securities of the series established hereby is the "6.625% Senior Notes due 2015".

Section 202. Amount and Denominations.

The aggregate principal amount of the Notes which may be authenticated and delivered under this First Supplemental Indenture is limited to $200,000,000, except for Securities of such series authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the same series pursuant to Section 305, 306, 904 or 1107 of the Original Indenture; provided, however, that the Notes may be reopened, without the consent of the Holders thereof, for issuance of additional Securities of the same series.

Section 203. Registered Securities.

The certificates for the Notes shall be Registered Securities in global form and shall be in substantially the forms attached hereto as Exhibits A-1 and A-2 (collectively, the "Global Securities," each a "Global Security"), and shall bear the legends as are inscribed thereon.

Section 204. Issuance and Pricing.

The Notes shall be issued under the Indenture and sold by the Company to the Initial Purchasers at a price equal to 99.125% of the principal amount thereof.

Section 205. Stated Maturity.

The Stated Maturity of the Notes on which the principal thereof is due and payable shall be June 1, 2015.

Section 206. Interest.

The principal of the Notes shall bear interest from the later of June 1, 2005 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on June 1 and December 1 of each year, commencing December 1, 2005 to the Persons in whose names the Notes (or one or more Predecessor Securities) are registered at the close of business on the fifteenth calendar day preceding such Interest Payment Date. Interest payable at maturity will be payable to the person to whom principal is payable on that date. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30- day months. If any Interest Payment Date or Maturity would otherwise be a day that is not a Business Day, the related payment of principal, interest, premium and Additional Amounts will be made on the next succeeding Business Day as if it were made on the date the payment was due, and no interest will accrue on the amounts so payable for the period from and after the Interest Payment Date or the Maturity, as the case may be, to the next succeeding Business Day.

Interest on the Notes will accrue at the rate of 6.625% per annum, until the principal thereof is paid or made available for payment.

Section 207. Registration, Transfer and Exchange.

The principal of, interest, premium and Additional Amounts on the Notes shall be payable and the Notes may be surrendered or presented for payment, the Notes may be surrendered for registration of transfer or exchange, and notices and demands to or upon the Company in respect of the Notes and the Indenture may be served, at the office or agency of the Company maintained for such purposes in The City of New York, State of New York, and so long as any Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, a Paying Agent and a Transfer Agent with a specified office in Luxembourg, from time to time; provided, however, that at the option of the Company payment of interest on either series may be made by check mailed to the address of the Persons entitled thereto, as such addresses shall appear in the Security Register.

The Company hereby initially appoints the Trustee at its office in the City of New York as the Registrar, a Paying Agent and a Transfer Agent under the Indenture and the Trustee, by its execution hereof, accepts such appointment; provided, however, that (subject to Section 1002 of the Indenture) the Company may at any time remove the Trustee at its office or agency in The City of New York designated for the foregoing purposes and may from time to time designate one or more other offices or agencies for the foregoing purposes and may from time to time rescind such designations. The Company hereby initially appoints Dexia Banque Internationale à Luxembourg, Société Anonyme at its office at 69 route d’Esch, L-2953 Luxembourg, to act as a Paying Agent and Transfer Agent under the Indenture and Dexia Banque Internationale à Luxembourg, Société Anonyme, by its execution hereof, hereby accepts such appointment. The Trustee, the Registrar, each Paying Agent and Transfer Agent shall keep copies of the Indenture available for inspection and copying by holders of the Notes during normal business hours at their respective offices.

Notwithstanding the foregoing, a Holder of $10 million or more in aggregate principal amount of certificated Notes on a Regular Record Date shall be entitled to receive interest payments, if any, on any Interest Payment Date, other than an Interest Payment Date that is also the date of Maturity, by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the Trustee not less than 15 calendar days prior to the applicable Interest Payment Date. Any wire transfer instructions received by the Trustee will remain in effect until revoked by the Holder. Any interest not punctually paid or duly provided for on a certificated note on any interest payment date other than the maturity date will cease to be payable to the Holder of the Note as of the close of business on the related record date and may either be paid (1) to the person in whose name the certificated note is registered at the close of business on a special record date for the payment of the defaulted interest that is fixed by the Company, written notice of which will be given to the holders of the notes not less than 30 calendar days prior to the special record date, or (2) at any time in any other lawful manner.

Rule 144A Security to Regulation S Security. If a holder of a beneficial interest in the Rule 144A Security deposited with the Depositary wishes at any time to exchange all or a portion of its interest in such Rule 144A Security, for a beneficial interest in the Regulation S Security, or to transfer all or a portion of its interest in such Rule 144A Security to a Person who wishes to take delivery thereof in the form of a beneficial interest in such Regulation S Security, such holder may, subject to the rules and procedures of the Depositary and to the requirements set forth below, exchange or cause the exchange or transfer or cause the transfer of such beneficial interest for an equivalent beneficial interest in such Regulation S Security.

Upon receipt by the Trustee, as transfer agent, at its office in The City of New York of (1) instructions given in accordance with the Depositary’s procedures from an agent member directing the Trustee to credit or cause to be credited a beneficial interest in the Regulation S Security in an amount equal to the beneficial interest in the Rule 144A Security to be exchanged or transferred, (2) a written order given in accordance with the Depositary’s procedures containing information regarding the account to be credited with such increase and (3) a certificate substantially in the form of Exhibit B hereto, in the case of transfers prior to the expiration of the "distribution compliance period" (as defined in Regulation S), or Exhibit C, in the case of transfers after the expiration of the "distribution compliance period" given by the holder of such beneficial interest, the Trustee, as transfer agent, shall instruct the Depositary, its nominee, or the custodian for the Depositary, as the case may be, to reduce or reflect on its records a reduction of the Rule 144A Security by the aggregate principal amount of the beneficial interest in such Rule 144A Security to be so exchanged or transferred and the Trustee, as transfer agent, shall instruct the Depositary, its nominee, or the custodian for the Depositary, as the case may be, concurrently with such reduction, to increase or reflect on its records an increase of the principal amount of such Regulation S Security by the aggregate principal amount of the beneficial interest in such Rule 144A Security to be so exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in such Regulation S Security equal to the reduction in the principal amount of such Rule 144A Security.

Regulation S Security to Rule 144A Security. If a holder of a beneficial interest in the Regulation S Security which is deposited with the Depositary wishes at any time to exchange its interest for a beneficial interest in the Rule 144A Security, or to transfer its beneficial interest in the Rule 144A Security, or to transfer its beneficial interest in such Regulation S Security to a person who wishes to take delivery thereof in the form of a beneficial interest in such Rule 144A Security, such holder may, subject to the rules and procedures of Euroclear or Clearstream Banking or the Depositary, as the case may be, and to the requirements set forth in the following sentence, exchange or cause the exchange or transfer or cause the transfer of such interest for an equivalent beneficial interest in such Rule 144A Security.

Upon receipt by the Trustee, as transfer agent, at its offices in The City of New York of (1) instructions from Euroclear or Clearstream Banking or the Depositary, as the case may be, directing the Trustee, as transfer agent, to credit or cause to be credited a beneficial interest in the Rule 144A Security in an amount equal to the beneficial interest in the Regulation S Security to be exchanged or transferred, such instructions to contain information regarding the agent member’s account with the Depositary to be credited with such increase, and (2) with respect to an exchange or transfer of a beneficial interest in the Regulation S Security for a beneficial interest in the Rule 144A Security, a certificate substantially in the form of Exhibit D hereto given by the holder of such beneficial interest, the Trustee, as transfer agent, shall instruct the Depositary, its nominee, or the custodian for the Depositary, as the case may be, to reduce or reflect on its records a reduction of the Regulation S Security, as the case may be, by the aggregate principal amount of the beneficial interest in such Regulation S Security to be exchanged or transferred, and the Trustee, as transfer agent, shall instruct the Depositary, its nominee, or the custodian for the Depositary, as the case may be, concurrently with such reduction, to increase or reflect on its records an increase of the principal amount of such Rule 144A Security by the aggregate principal amount of the beneficial interest in such Regulation S Security, as the case may be, to be so exchanged or transferred, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in such Rule 144A Security equal to the reduction in the principal amount of such Regulation S Security, as the case may be.

Section 208. Redemption of the Securities.

The Notes are redeemable by the Company pursuant to Sections 1008 and 1009 of the Original Indenture in accordance with Article Eleven thereof.

Section 209. Denominations.

Interests in the Rule 144A Security shall be in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof and interests in the Regulation S Security shall be in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

Section 210. Currency.

The interest, premium, if any, Additional Amounts, if any, and principal on the Notes shall be payable only in Dollars.

Section 211. Applicability of Certain Indenture Provisions.

All Sections of the Original Indenture shall apply to the Notes, except for Articles Twelve, Thirteen and Fourteen.

Section 212. Security Registrar and Paying Agent.

The Trustee shall be Security Registrar and the initial Paying Agent and initial Transfer Agent for the Notes (subject to the Company’s right (subject to Section 1002 of the Indenture) to remove the Trustee as such Paying Agent and or Transfer Agent with respect to each series and or, from time to time, to designate one or more co-registrars and one or more other Paying Agents and Transfer Agents and to rescind from time to time any such designations), and The City of New York is designated as a Place of Payment for the Notes. The Company shall maintain a Paying Agent and Transfer Agent in Luxembourg for so long as any Notes are listed on the Luxembourg Stock Exchange.

Section 213. Global Securities.

(a) Form of Securities. The Notes may be issued in whole or in part in the form of one or more Global Securities in fully registered form. No Notes will be issued in bearer form. The initial Depositary for the Global Securities of each series shall be DTC, and the depositary arrangements shall be those employed by whoever shall be the Depositary with respect to the Notes from time to time.

(b) Rule 144A Securities. Notes initially offered and sold in reliance on Rule 144A to QIBs shall be issued in the form of permanent Global Securities in definitive, fully registered form, without interest coupons, substantially in the form of Exhibit A-1 (the "Rule 144A Security"). The Rule 144A Security shall be deposited on behalf of the purchasers of the Notes represented thereby with the custodian for the Depositary, and registered in the name of a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as provided in the Original Indenture. The aggregate principal amount of the Rule 144A Security may from time to time be increased or decreased by adjustments made on the records of the custodian for the Depositary or its nominee, as the case may be.

(c) Regulation S Securities. Notes offered and sold in reliance on Regulation S shall be issued in the form of Global Securities in definitive, fully registered form, without interest coupons, substantially in the form of Exhibit A-2 (the "Regulation S Security"). The Regulation S Security shall be deposited on behalf of the purchasers of the Notes represented thereby with the custodian for the Depositary, and registered in the name of a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as provided herein, for credit to their respective accounts (or to such other accounts as they may direct) at Euroclear or Clearstream Banking. During the Restricted Period, interests in a Regulation S Security may be exchanged for interests in the Rule 144A Security. The aggregate principal amount of the Regulation S Security may from time to time be increased or decreased by adjustments made on the records of the custodian for the Depositary or the Depositary or its nominee, as the case may be, as provided herein.

Each Global Security authenticated under this Indenture shall be registered in the name of the Depositary or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Security for all purposes of this Indenture.

Notwithstanding any other provision in this Indenture or the Securities, no Global Security may be exchanged, in whole or in part for certificated Notes, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person, other than the Depositary or a nominee thereof unless (A) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or (B) the Depositary has ceased to be a clearing agency registered under the Exchange Act, or (C) there shall have occurred and be continuing an Event of Default with respect to such Global Security or (D) the Company in its sole discretion determines that the Global Securities (in whole not in part) should be exchanged for certificated Notes and delivers a written notice to such effect to the Trustee; provided, however, that interests in the Regulation S Security will not be exchangeable for certificated Notes until expiration of the Restricted Period and receipt of certification of non-U.S. beneficial ownership. Any Global Security exchanged pursuant to Clause (A) or (B) above shall be so exchanged in whole and not in part and any Global Security exchanged pursuant to Clause (C) above may be exchanged in whole or from time to time in part in the manner directed by the Depositary. In the event of the occurrence of any of the events specified in this paragraph, the Company will promptly make available to the Trustee a reasonable supply of certificated Notes in definitive, fully registered form, without interest coupons.

Upon any exchange, the certificated Notes shall be issued in definitive, fully-registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such denominations as the Depositary shall designate and shall bear any legends required hereunder. Any Global Security to be exchanged in whole shall be surrendered by the Depositary to the Trustee, as Security Registrar. With regard to any Global Security to be exchanged in part, either such Global Security shall be so surrendered for exchange or, if the Trustee is acting as custodian for the Depositary or its nominee with respect to such Global Security, the principal thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of any appropriate adjustment made on the records of the Trustee. Upon any such surrender or adjustment, the Trustee shall authenticate and deliver the Security issuable on such exchange to or upon the order of the Depositary or an authorized representative thereof.

The provisions of the "Operating Procedures of the Euroclear System" and the "Terms and Conditions Governing Use of Euroclear" and the "Management Regulations" and "Instructions to Participants" of Clearstream Banking, respectively, shall be applicable to any Global Security insofar as interests in such Global Security are held by the agent members of Euroclear or Clearstream Banking. Account holders or participants in Euroclear and Clearstream Banking shall have no rights under the Indenture with respect to such Global Security, and the Depositary or its nominee may be treated by the Company, the Trustee, and any agent of the Company or the Trustee as the owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between DTC and its agent members, the operation of customary practices governing the exercise of the rights of a holder of any Security.

Section 214. [INTENTIONALLY OMITTED.]

Section 215. Sinking Fund.

The Notes shall not be subject to any sinking fund or similar provision and shall not be redeemable at the option of the holder thereof.

Section 216. Conversion; Exchange.

The Notes shall not be convertible into Common Stock. The Company and the Initial Purchasers, have entered into a Registration Rights Agreement dated the date hereof in the form of Exhibit F hereto, relating to the Notes.

Section 217. Amendments.

This First Supplemental Indenture may be amended by the Company without the consent of any holder of the Notes in order for the restrictions on transfer contained herein to be in compliance with applicable law or the Applicable Procedures.

Section 218. Applicable Procedures.

Notwithstanding anything else herein, the Company shall not be required to permit a transfer to a Global Note that is not permitted by the Applicable Procedures.

Section 219. Paying and Transfer Agent.

Dexia Banque Internationale à Luxembourg, Société Anonyme agrees that the provisions of Section 1003 of the Original Indenture shall be binding on it as Paying Agent and Transfer Agent.

ARTICLE III

MISCELLANEOUS PROVISIONS

The Trustee makes no undertaking or representations in respect of, and shall not be responsible in any manner whatsoever for and in respect of, the validity or sufficiency of this First Supplemental Indenture or the proper authorization or the due execution hereof by the Company or for or in respect of the recitals and statements contained herein, all of which recitals and statements are made solely by the Company.

Except as expressly amended hereby, the Original Indenture shall continue in full force and effect in accordance with the provisions thereof and the Original Indenture is in all respects hereby ratified and confirmed.

This First Supplemental Indenture and all its provisions shall be deemed a part of the Original Indenture in the manner and to the extent herein and therein provided. This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof other than Section 5-1401 of the New York General Obligations Law.

This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.,

as Issuer

By: /s/ Francisco Martínez de la Vega

Name: Francisco Martínez de la Vega

Title: Chief Financial and

Administrative Officer

THE BANK OF NEW YORK,

as Trustee, Registrar, Paying Agent

and Transfer Agent

BY: /s/ Walter D. Salvatori

Name: Walter D. Salvatori

Title: Vice-President

DEXIA BANQUE INTERNATIONALE

À LUXEMBOURG, SOCIÉTÉ ANONYME,

as Luxembourg Paying Agent and Transfer

Agent

BY: /s/ Jean-Jacques Kinnen

Name: Jean-Jacques Kinnen

Title: Assistant Vice-President

Exhibit A-1

RULE 144A SECURITY

THIS SECURITY IS A RULE 144A SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY (AS DEFINED IN THE INDENTURE) OR A NOMINEE THEREOF. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY, OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 903 OR 904 OF REGULATION S, (2) AGREES THAT IT WILL NOT SELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A)(i) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT ACQUIRING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION COMPLYING WITH RULE 144A, (ii) IN AN OFFSHORE TRANSACTION COMPLYING WITH THE REQUIREMENTS OF RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (iii) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS, AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE RESPECTIVE MEANINGS GIVEN TO THEM BY REGULATION S. UNDER THE SECURITIES ACT.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO BE BOUND BY THE PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT RELATING TO ALL THE SECURITIES.

CUSIP No. ____________ $_________________

No. R-1

Controladora Comercial Mexicana, S.A. de C.V.

6.625% Senior Notes due 2015

Rule 144A Security

Controladora Comercial Mexicana, S.A. de C.V., a limited liability variable stock company (sociedad anónima de capital variable), organized under the laws of the United Mexican States (hereinafter called the "Company", which term includes any successor corporation under the Indenture referred to below), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of [____] dollars ($[____]) (or such lesser amount as shall be the outstanding principal amount of this Rule 144A Security shown in Schedule A hereto) on June 1, 2015 and to pay interest thereon from June 1, 2005 or from the most recent date to which interest has been paid or provided for, semiannually on June 1 and December 1 in each year (each, an "Interest Payment Date"), commencing December 1, 2005 at the rate of 6.625% per annum, until the principal hereof is paid or made available for payment. Interest on this Note shall be calculated on the basis of a 360-day year consisting of twelve 30-day months. The interest so payable and paid or provided for on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the fifteenth calendar day (whether or not a Business Day) preceding such Interest Payment Date. Any such interest which is payable, but is not paid or provided for, on any Interest Payment Date shall forthwith cease to be payable to the registered Holder hereof on the relevant Regular Record Date by virtue of having been such Holder, and may be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Company, notice whereof shall be given to the Holders of Notes of this Series not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in such Indenture.

Payment of the principal of and the interest on this Note will be made at the office or agency of the Company maintained for that purpose in The Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that, at the option of the Company, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided, further, that payment to DTC or any successor Depositary may be made by wire transfer to the account designated by DTC or such successor Depositary in writing.

This Security is a global Rule 144A Security issued on the date hereof which represents $[____] of the principal amount of the Company’s 6.625% Senior Notes due 2015, initially offered and sold to qualified institutional buyers, as defined in Rule 144A under the Securities Act. This Note is one of a duly authorized issue of securities of the Company (herein called the "Notes") issued and to be issued in one series under an Indenture dated as of June 1, 2005 (together with the First Supplemental Indenture referred to below, the "Indenture") between the Company and The Bank of New York, as trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof, initially limited (subject to exceptions provided in the Indenture) to the aggregate principal amount specified in the First Supplemental Indenture between the Company, The Bank of New York, as Trustee, Registrar, Paying Agent and Transfer Agent and Dexia Banque Internationale à Luxembourg, Société Anonyme, as Luxembourg Paying Agent and Transfer Agent, dated as of June 1, 2005, establishing the terms of the Notes pursuant to the Indenture (the "First Supplemental Indenture").

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series issued under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Securities at the time Outstanding of each series affected thereby. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities of any series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Notes issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note or such Notes.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note, at the times, place and rate, and in the coin or currency, herein and in the Indenture prescribed.

As provided in the Indenture and subject to certain limitations set forth therein and in this Note, the transfer of this Note may be registered on the Security Register upon surrender of this Note for registration of transfer at the office or agency of the Company maintained for the purpose in any place where the principal of and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or by his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable in book-entry fully registered form without coupons in minimum denominations of $100,000, and integral multiples of $1,000 as specified in the First Supplemental Indenture establishing the terms of the Notes and as more fully provided in the Original Indenture. As provided in the Original Indenture, and subject to certain limitations set forth in the Original Indenture and in this Note, the Notes are exchangeable for a like aggregate principal amount of Notes of this Series in different authorized denominations, as requested by the Holders surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith, other than in certain cases provided in the Indenture.

Interests in this Note are exchangeable or transferable in whole or in part for interests in the Regulation S Security, of the same series, only if such exchange or transfer complies with the terms for transfer contained in the Indenture.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture contains provisions whereby (i) the Company may be discharged from its obligations with respect to the Notes (subject to certain exceptions) or (ii) the Company may be released from its obligation under specified covenants and agreements in the Indenture, in each case if the Company irrevocably deposits with the Trustee money or U.S. Government Obligations sufficient to pay and discharge the entire indebtedness on all Notes of this series, and satisfies certain other conditions, all as more fully provided in the Indenture.

This Note shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any provisions relating to conflicts of laws other than Section 5-1401 of the New York General Obligations Law.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee under the Indenture by the manual signature of one of its authorized signatories, this Note shall not be entitled to any benefits under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed manually or by facsimile by its duly authorized signatory.

CONTROLADORA COMERCIAL MEXICANA, S.A. de C.V.
By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: June 1, 2005	The Bank of New York, as Trustee
By:

FORM OF REVERSE OF RULE 144A SECURITY

This Security is one of a duly authorized issue of Securities of the Company designated as its 6.625% Senior Notes due 2015 (hereinafter called the "Notes"), limited in aggregate principal amount to U.S.$[_____], issued and to be issued under a First Supplemental Indenture, dated as of June 1, 2005 (hereinafter called the "First Supplemental Indenture"), among the Company, The Bank of New York, as Trustee, Registrar, Paying Agent and Transfer Agent and Dexia Banque Internationale à Luxembourg, Société Anonyme, as Luxembourg Paying Agent and Transfer Agent.

Additional Amounts. All payments of amounts due in respect of the Securities by the Company will be made without withholding or reduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of Mexico, any political subdivision thereof or any agency or authority of or in Mexico ("Taxes") unless the withholding or deduction of such Taxes is required by law or by the interpretation or administration thereof. In that event, the Company will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the Holders after such withholding or deduction shall equal the respective amounts which would have been receivable in respect of the Securities, in the absence of such withholding or deduction, which Additional Amounts shall be due and payable when the amount to which such Additional Amounts relate are due and payable; except that no such Additional Amounts shall be payable with respect to:

(i) any Taxes which are imposed on, or deducted or withheld from, payments made to the Holder or beneficial owner of the Securities by reason of the existence of any present or former connection between the Holder or beneficial owner of the Securities (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, corporation or partnership) and Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) (including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) (x) being or having been a citizen or resident thereof, (y) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (z) being or having been present or engaged in trade or business therein) other than the mere holding of such Securities or the receipt of amounts due in respect thereof;

(ii) any estate, inheritance, gift, sales, stamp, transfer or personal property Tax;

(iii) any Taxes that are imposed on, or withheld or deducted from, payments made to the Holder or beneficial owner of the Securities to the extent such Taxes would not have been so imposed, deducted or withheld but for the failure by such Holder or beneficial owner of such Securities to comply with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) of the Holder or beneficial owner of such Securities if (x) such compliance is required or imposed by a statute, treaty, regulation, rule, generally applicable ruling or generally accepted administrative practice in order to make any claim for exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Taxes, and (y) at least 60 days prior to the first payment date with respect to which the Company shall apply this clause (iii), the Company shall have notified all the Holders of Securities, in writing, that such Holders or beneficial owners of the Securities will be required to provide such information or documentation;

(iv) any Taxes imposed on, or withheld or deducted from, payments made to a Holder or beneficial owner of the Securities at a rate in excess of the 4.9% rate of Tax in effect on the date hereof and uniformly applicable in respect of payments made by the Company to all Holders or beneficial owners eligible for the benefits of a treaty for the avoidance of double taxation to which Mexico is a party without regard to the particular circumstances of such Holders or beneficial owners (provided that, upon any subsequent increase in the rate of Tax that would be applicable to payments to all such Holders or beneficial owners without regard to their particular circumstances, such increased rate shall be substituted for the 4.9% rate for purposes of this clause (iv)), but only to the extent that (x) such Holder or beneficial owner has failed to provide on a timely basis, at the reasonable request of the Company (subject to the conditions set forth below), information, documentation or other evidence concerning whether such Holder or beneficial owner is eligible for benefits under a treaty for the avoidance of double taxation to which Mexico is a party if necessary to determine the appropriate rate of deduction or withholding of Taxes under such treaty or under any statute, regulation, rule, generally applicable ruling or generally accepted administrative practice, and (y) at least 60 days prior to the first payment date with respect to which the Company shall make such reasonable request, the Company shall have notified the Holders of the Securities, in writing, that such Holders or beneficial owners of the Securities will be required to provide such information, documentation or other evidence;

(v) to or on behalf of a Holder of the Securities in respect of Taxes that would not have been imposed but for the presentation by such Holder for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to Holders, whichever occurs later, except to the extent that the Holder of such Securities would have been entitled to Additional Amounts in respect of such Taxes on presenting such Securities for payment on any date during such 15-day period; or

(vi) any combination of (i), (ii), (iii), (iv) or (v) above (the Taxes described in clauses (i) through (vi), for which no Additional Amounts are payable, are hereinafter referred to as "Excluded Taxes").

Notwithstanding the foregoing, the limitations on the Company’s obligation to pay Additional Amounts set forth in clauses (iii) and (iv) above shall not apply if (a) the provision of information, documentation or other evidence described in such clauses (iii) and (iv) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Note (taking into account any relevant differences between U.S. and Mexican law, rules, regulations or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law, regulations and administrative practice (such as IRS Forms 1001, W-8, W-SBEN and W-9) or (b) Rule 3.23.8 issued by the Ministry of Finance and Public Credit on April 30, 2004 or a substantially similar successor of such rule is in effect, unless the provision of the information, documentation or other evidence described in clauses (iii) and (iv) is expressly required by statute, regulation, rule, generally applicable ruling or generally accepted administrative practice in order to apply Rule 3.23.8 (or a substantially similar successor of such rule), the Company cannot obtain such information, documentation or other evidence on its own through reasonable diligence and the Company otherwise would meet the requirements for application of Rule 3.23.8 (or such other successor of such rule). In addition, such clauses (iii) and (iv) shall not be construed to require that a non-Mexican pension or retirement fund or a non-Mexican financial institution or any other Holder register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican withholding tax or to require that a Holder or beneficial owner certify or provide information concerning whether it is or is not a tax-exempt pension or retirement fund.

At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment (other than Additional Amounts payable on the date of the Indenture or Supplemental Indenture relating to such Securities), the Company will deliver to the relevant Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the relevant Trustee to pay such Additional Amounts to Holders on the payment date. Whenever either in the Indenture or such Supplemental Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, interest or any other amount payable under or with respect to any Securities, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and other duties (including interest and penalties) (a) payable in Mexico or the United States (or any political subdivision of either jurisdiction) in respect of the creation, issue or offering of the Securities, and (b) payable in Mexico (or any political subdivision thereof) in respect of the subsequent redemption or retirement of the Securities (other than, in the case of any subsequent redemption or retirement, Excluded Taxes; except for this purpose, the definition of Excluded Taxes will not include those defined in clause (ii) thereof).

Optional Redemption. The Company may redeem any of the Notes (the "Optional Redemption") in whole or in part, at any time or from time to time prior to their maturity, upon not less than 30 nor more than 60 days prior notice of the date for such redemption (the "Redemption Date") mailed by first-class mail to each Holder’s registered address, at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (the "Make-Whole Amount"), plus in each case accrued and unpaid interest on the principal amount of the Notes to the Redemption Date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of the selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the Notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

"Comparable Treasury Price" means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer" means Credit Suisse First Boston LLC or its affiliates which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by the Company; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

On and after the Redemption Date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless the Company defaults in the payment of the redemption price and accrued interest). On or before the Redemption Date, the Company will deposit with the Trustee money sufficient to pay the Make-Whole Amount and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

The election of the Company to redeem the Notes shall be evidenced by a certificate (a "Make-Whole Redemption Certificate") of an officer of the Company, which certificate shall be delivered to the Trustee. The Company shall, not less than 45 days nor more than 60 days prior to the Redemption Date, notify the Trustee in writing of such Redemption Date and of all other information necessary to the giving by the Trustee of notices of the Optional Redemption. The Trustee shall be entitled to rely conclusively upon the information so furnished by the Company in the Make-Whole Redemption Certificate and shall be under no duty to check the accuracy or completeness thereof. Such notice shall be irrevocable and upon its delivery the Company shall be obligated to make the payment or payments to the Trustee referred to therein at least two Business Days prior to such Redemption Date.

Notice of the Optional Redemption shall be given by the Trustee to the holders, in accordance with the provisions of Section 106 of the Original Indenture, upon the mailing by first-class postage prepaid to each holder at the address of such holder as it appears in the Register not less than 30 days nor more than 60 days prior to the Redemption Date.

The notice of Optional Redemption shall state:

(i) the Redemption Date;

(ii) the Make-Whole Amount;

(iii) the sum of all other amounts due to the holders under the Notes and this Indenture;

(iv) that on the Redemption Date the Make-Whole Amount will become due and payable upon each such Notes so to be redeemed; and

(v) the place or places, including the offices of our Paying Agent in Luxembourg, where such Securities so to be redeemed are to be surrendered for payment of the Make-Whole Amount.

Notice of the Optional Redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Make-Whole Amount therein specified. Upon surrender of any such Notes for redemption in accordance with such notice, such Notes shall be paid by the Paying Agent on behalf of the Company on the Redemption Date; provided that moneys sufficient therefor have been deposited with the Trustee for the holders.

Notwithstanding anything to the contrary in this Indenture or in the Notes, if a Make-Whole Redemption Certificate has been delivered to the Trustee and the Company shall have paid to the Trustee for the benefit of the holders (i) the Make-Whole Amount and (ii) all other amounts due to the holders and the Trustee under the Notes and this Indenture, then neither the holders nor the Trustee on their behalf shall any longer be entitled to exercise any of the rights of the holders under the Notes other than the rights of the holders to receive payment of such amounts from the Paying Agent and the occurrence of an Event of Default whether before or after such payment by the Company to the Trustee for the benefit of the holders shall not entitle either the holders or the Trustee on their behalf after such payment to declare the principal of any Notes then outstanding to be due and payable on any date prior to the Redemption Date. The funds paid to the Trustee shall be used to redeem the Securities on the Redemption Date.

Repurchase of Securities upon a Change of Control. The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Securities then outstanding, at a purchase price equal to 101% of the principal amount of the Securities on the date of repurchase, plus accrued interest (if any) to the date of purchase. The Company is not required to make an Offer to Purchase following a Change of Control if a third party makes an Offer to Purchase that would be in compliance with the provisions described in this section if it were made by the Company and such third party purchases (for the consideration referred to in the immediately preceding sentence) the Securities validly tendered and not withdrawn. Prior to the mailing of the notice to Holders and publishing such notice to holders in a daily newspaper of general circulation in Luxembourg commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, the Company, covenants to (i) repay in full all indebtedness of the Company that would prohibit the repurchase of the Securities pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of the Company to permit the repurchase of the Securities. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Securities pursuant to this section.

Withholding Tax Redemption. The Securities are subject to redemption ("Withholding Tax Redemption") at any time (a "Withholding Tax Redemption Date"), as a whole but not in part, at the election of the Company, at a redemption price equal to 100% of the unpaid principal amount thereof plus accrued and unpaid interest, if any, to and including the Withholding Tax Redemption Date (the "Withholding Tax Redemption Price") if, as a result of (i) any change in or amendment to the laws, rules or regulations of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (ii) any amendment to or change in the generally applicable rulings or official interpretations relating to such laws, rules or regulations made by any legislative body, court or governmental or regulatory agency or authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination) of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (iii) any official interpretation, application or pronouncement by any legislative body, court or governmental or regulatory agency or authority that provides for a position with respect to such laws, rules or regulations that differs from the theretofore generally accepted position, which amendment or change is enacted, promulgated, issued or announced or which interpretation, application or pronouncement is issued or announced, in each case, after the Closing Date, the Company has become or would become required to pay any Additional Amounts in excess of those attributable to Taxes that are imposed, deducted or withheld at a rate of 10% on or from any payments under the Securities.

The election of the Company to redeem the Securities shall be evidenced by a certificate (a "Withholding Tax Redemption Certificate") of a financial officer of the Company, which certificate shall be delivered to the Trustee. The Company shall, not less than 30 days nor more than 45 days prior to the Withholding Tax Redemption Date, notify the Trustee in writing of such Withholding Tax Redemption Date and of all other information necessary to the giving by the Trustee of notices of such Withholding Tax Redemption. The Trustee shall be entitled to rely conclusively upon the information so furnished by the Company in the Withholding Tax Redemption Certificate and shall be under no duty to check the accuracy or completeness thereof. Such notice shall be irrevocable and upon its delivery the Company shall be obligated to make the payment or payments to the Trustee referred to therein at least two Business Days prior to such Withholding Tax Redemption Date.

Notice of Withholding Tax Redemption shall be given by the Trustee to the holders, in accordance with the provisions of Section 106 of the Original Indenture, upon the mailing by first-class postage prepaid to each holder at the address of such holder as it appears in the Register not less than 15 days nor more than 30 days prior to the Withholding Tax Redemption Date.

The notice of Withholding Tax Redemption shall state:

(i) the Withholding Tax Redemption Date;

(ii) the Withholding Tax Redemption Price;

(iii) the sum of all other amounts due to the holders under the Securities and the Indenture;

(iv) that on the Withholding Tax Redemption Date the Withholding Tax Redemption Price will become due and payable upon each such Security so to be redeemed; and

(v) the place or places, including the offices of our Paying Agent in Luxembourg, where such Securities so to be redeemed are to be surrendered for payment of the Withholding Tax Redemption Price.

Notice of Withholding Tax Redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Withholding Tax Redemption Date, become due and payable at the Withholding Tax Redemption Price therein specified. Upon surrender of any such Securities for redemption in accordance with such notice, such Securities shall be paid by the Paying Agent on behalf of the Company on the Withholding Tax Redemption Date; provided that moneys sufficient therefor have been deposited with the Trustee for the holders.

Notwithstanding anything to the contrary in this Indenture or in the Securities, if a Withholding Tax Redemption Certificate has been delivered to the Trustee and the Company shall have paid to the Trustee for the benefit of the holders (i) the Withholding Tax Redemption Price and (ii) all other amounts due to the holders and the Trustee under the Securities and this Indenture, then neither the holders nor the Trustee on their behalf shall any longer be entitled to exercise any of the rights of the holders under the Securities other than the rights of the holders to receive payment of such amounts from the Paying Agent and the occurrence of an Event of Default whether before or after such payment by the Company to the Trustee for the benefit of the holders shall not entitle either the holders or the Trustee on their behalf after such payment to declare the principal of any Securities then outstanding to be due and payable on any date prior to the Withholding Tax Redemption Date. The funds paid to the Trustee shall be used to redeem the Securities on the Withholding Tax Redemption Date.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

THE INDENTURE AND THIS SECURITY SHALL BE GOVERNED BY AND BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY PROVISIONS RELATING TO CONFLICTS OF LAWS OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

SCHEDULE A

SCHEDULE OF EXCHANGES

The following exchanges of Notes for Notes represented by this Rule 144A Security have been made:

Principal amount of this Rule 144A Security as of the date of exchange	Date exchange made	Change in principal Amount of this Rule 144A Security due to exchange	Principal amount of this Rule 144A Security following such exchange	Notation made by or on behalf of the Trustee

.
.
.
.
.
.
.
.

Exhibit A-2

REGULATION S SECURITY

PRIOR TO EXPIRATION OF THE 40-DAY DISTRIBUTION COMPLIANCE PERIOD (AS DEFINED IN REGULATION S ("REGULATION S") UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT")), THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON (AS DEFINED IN REGULATION S), EXCEPT TO A PERSON REASONABLY BELIEVED TO BE A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A ("RULE 144A") UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE l44A AND THE INDENTURE REFERRED TO HEREIN.

THIS SECURITY IS A REGULATION S SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY (AS DEFINED IN THE INDENTURE) OR A NOMINEE THEREOF. UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY, OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO BE BOUND BY THE PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT RELATING TO ALL THE SECURITIES.

CUSIP No. $_________________

No. S-1

CONTROLADORA COMERCIAL MEXICANA, S.A. de C.V.

6.625% Senior Notes due 2015

Regulation S Security

Controladora Comercial Mexicana, S.A. de C.V., a limited liability variable stock company (sociedad anónima de capital variable), organized under the laws of the United Mexican States (hereinafter called the "Company", which term includes any successor corporation under the Indenture referred to below), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of [____] dollars ($[____]) (or such lesser amount as shall be the outstanding principal amount of this Regulation S Security shown in Schedule A hereto) on June 1, 2015 and to pay interest thereon from June 1, 2005 or from the most recent date to which interest has been paid or provided for, semiannually on June 1 and December 1 in each year (each, an "Interest Payment Date"), commencing December 1, 2005 at the rate of 6.625% per annum, until the principal hereof is paid or made available for payment. Interest on this Note shall be calculated on the basis of a 360-day year consisting of twelve 30-day months. The interest so payable and paid or provided for on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the fifteenth calendar day (whether or not a Business Day) preceding such Interest Payment Date. Any such interest which is payable, but is not paid or provided for, on any Interest Payment Date shall forthwith cease to be payable to the registered Holder hereof on the relevant Regular Record Date by virtue of having been such Holder, and may be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Company, notice whereof shall be given to the Holders of Notes of this Series not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in such Indenture.

Payment of the principal of and the interest on this Note will be made at the office or agency of the Company maintained for that purpose in The Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that, at the option of the Company, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided, further, that payment to DTC or any successor Depositary may be made by wire transfer to the account designated by DTC or such successor Depositary in writing.

This Security is a Regulation S Security issued on the date hereof which represents $[____] of the principal amount of the Company’s 6.625% Senior Notes due 2015 (the "Notes") deposited on behalf of the purchasers of the Notes with the custodian for the Depositary for credit to their respective accounts at Euroclear or Clearstream Banking (each, as defined herein). This Note is one of a duly authorized issue of securities of the Company issued and to be issued in one series under an Indenture dated as of June 1, 2005 (together with the First Supplemental Indenture referred to below, the "Indenture") between the Company and The Bank of New York, as trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof, limited (subject to exceptions provided in the Indenture) to the aggregate principal amount specified in the first supplemental indenture between the Company, The Bank of New York, as Trustee, Registrar, Paying Agent and Transfer Agent and Dexia Banque Internationale à Luxembourg, Société Anonyme, as Luxembourg Paying Agent and Transfer Agent, dated as of June 1, 2005, establishing the terms of the Notes pursuant to the Indenture (the "First Supplemental Indenture").

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series issued under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Securities at the time Outstanding of each series affected thereby. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities of any series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Notes issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note or such Notes.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note, at the times, place and rate, and in the coin or currency, herein and in the Indenture prescribed.

As provided in the Indenture and subject to certain limitations set forth therein and in this Note, the transfer of this Note may be registered on the Security Register upon surrender of this Note for registration of transfer at the office or agency of the Company maintained for the purpose in any place where the principal of and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or by his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

Prior to expiration of the "40-day distribution compliance period" (as defined in Rule 901 of Regulation S under the Securities Act), payments (if any) on this Regulation S Security will only be paid to the registered holder hereof to the extent that there is presented to the Trustee a certificate substantially in the form of Exhibit E to the First Supplemental Indenture. Interests in this Regulation S Security will be transferable in accordance with the rules and procedures of the Euroclear System or Clearstream Banking or DTC in effect at the time of the transfer.

The Notes are issuable in book-entry fully registered form without coupons in minimum denominations of $1,000, and integral multiples thereof as specified in the First Supplemental Indenture establishing the terms of the Notes and as more fully provided in the Original Indenture. As provided in the Original Indenture, and subject to certain limitations set forth in the Original Indenture and in this Note, the Notes are exchangeable for a like aggregate principal amount of Notes of this Series in different authorized denominations, as requested by the Holders surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith, other than in certain cases provided in the Indenture.

Interests in this Note are exchangeable or transferable in whole or in part for interests in the Rule 144A Security of the same series only if such exchange or transfer complies with the terms for transfer contained in the Indenture.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture contains provisions whereby (i) the Company may be discharged from its obligations with respect to the Notes (subject to certain exceptions) or (ii) the Company may be released from its obligation under specified covenants and agreements in the Indenture, in each case if the Company irrevocably deposits with the Trustee money or U.S. Government Obligations sufficient to pay and discharge the entire indebtedness on all Notes of this series, and satisfies certain other conditions, all as more fully provided in the Indenture.

This Note shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any provisions relating to conflicts of laws other than Section 5-1401 of the New York General Obligations Law.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee under the Indenture by the manual signature of one of its authorized signatories, this Note shall not be entitled to any benefits under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed manually or by facsimile by its duly authorized signatory.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: June 1, 2005	The Bank of New York, as Trustee
By:
Authorized Signatory

FORM OF REVERSE OF REGULATION S SECURITY

This Security is one of a duly authorized issue of Securities of the Company designated as its 6.625% Senior Notes due 2015 (hereinafter called the "Notes"), limited in aggregate principal amount to U.S.$[_____], issued and to be issued under a First Supplemental Indenture, dated as of June 1, 2005 (hereinafter called the "First Supplemental Indenture"), among the Company, The Bank of New York, as Trustee, Registrar, Paying Agent and Transfer Agent and Dexia Banque Internationale á Luxembourg, Société Anonyme, as Luxembourg Paying Agent and Transfer Agent.

Additional Amounts. All payments of amounts due in respect of the Securities by the Company will be made without withholding or reduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of Mexico, any political subdivision thereof or any agency or authority of or in Mexico ("Taxes") unless the withholding or deduction of such Taxes is required by law or by the interpretation or administration thereof. In that event, the Company will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts receivable by the Holders after such withholding or deduction shall equal the respective amounts which would have been receivable in respect of the Securities, in the absence of such withholding or deduction, which Additional Amounts shall be due and payable when the amount to which such Additional Amounts relate are due and payable; except that no such Additional Amounts shall be payable with respect to:

(i) any Taxes which are imposed on, or deducted or withheld from, payments made to the Holder or beneficial owner of the Securities by reason of the existence of any present or former connection between the Holder or beneficial owner of the Securities (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, corporation or partnership) and Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) (including, without limitation, such Holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) (x) being or having been a citizen or resident thereof, (y) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (z) being or having been present or engaged in trade or business therein) other than the mere holding of such Securities or the receipt of amounts due in respect thereof;

(ii) any estate, inheritance, gift, sales, stamp, transfer or personal property Tax;

(iii) any Taxes that are imposed on, or withheld or deducted from, payments made to the Holder or beneficial owner of the Securities to the extent such Taxes would not have been so imposed, deducted or withheld but for the failure by such Holder or beneficial owner of such Securities to comply with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with Mexico (or any political subdivision or territory or possession thereof or area subject to its jurisdiction) of the Holder or beneficial owner of such Securities if (x) such compliance is required or imposed by a statute, treaty, regulation, rule, generally applicable ruling or generally accepted administrative practice in order to make any claim for exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Taxes, and (y) at least 60 days prior to the first payment date with respect to which the Company shall apply this clause (iii), the Company shall have notified all the Holders of Securities, in writing, that such Holders or beneficial owners of the Securities will be required to provide such information or documentation;

(iv) any Taxes imposed on, or withheld or deducted from, payments made to a Holder or beneficial owner of the Securities at a rate in excess of the 4.9% rate of Tax in effect on the date hereof and uniformly applicable in respect of payments made by the Company to all Holders or beneficial owners eligible for the benefits of a treaty for the avoidance of double taxation to which Mexico is a party without regard to the particular circumstances of such Holders or beneficial owners (provided that, upon any subsequent increase in the rate of Tax that would be applicable to payments to all such Holders or beneficial owners without regard to their particular circumstances, such increased rate shall be substituted for the 4.9% rate for purposes of this clause (iv)), but only to the extent that (x) such Holder or beneficial owner has failed to provide on a timely basis, at the reasonable request of the Company (subject to the conditions set forth below), information, documentation or other evidence concerning whether such Holder or beneficial owner is eligible for benefits under a treaty for the avoidance of double taxation to which Mexico is a party if necessary to determine the appropriate rate of deduction or withholding of Taxes under such treaty or under any statute, regulation, rule, generally applicable ruling or generally accepted administrative practice, and (y) at least 60 days prior to the first payment date with respect to which the Company shall make such reasonable request, the Company shall have notified the Holders of the Securities, in writing, that such Holders or beneficial owners of the Securities will be required to provide such information, documentation or other evidence;

(v) to or on behalf of a Holder of the Securities in respect of Taxes that would not have been imposed but for the presentation by such Holder for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to Holders, whichever occurs later, except to the extent that the Holder of such Securities would have been entitled to Additional Amounts in respect of such Taxes on presenting such Securities for payment on any date during such 15-day period; or

(vi) any combination of (i), (ii), (iii), (iv) or (v) above (the Taxes described in clauses (i) through (vi), for which no Additional Amounts are payable, are hereinafter referred to as "Excluded Taxes").

Notwithstanding the foregoing, the limitations on the Company’s obligation to pay Additional Amounts set forth in clauses (iii) and (iv) above shall not apply if (a) the provision of information, documentation or other evidence described in such clauses (iii) and (iv) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Note (taking into account any relevant differences between U.S. and Mexican law, rules, regulations or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law, regulations and administrative practice (such as IRS Forms 1001, W-8, W-SBEN and W-9) or (b) Rule 3.23.8 issued by the Ministry of Finance and Public Credit on April 30, 2004 or a substantially similar successor of such rule is in effect, unless the provision of the information, documentation or other evidence described in clauses (iii) and (iv) is expressly required by statute, regulation, rule, generally applicable ruling or generally accepted administrative practice in order to apply Rule 3.23.8 (or a substantially similar successor of such rule), the Company cannot obtain such information, documentation or other evidence on its own through reasonable diligence and the Company otherwise would meet the requirements for application of Rule 3.23.8 (or such other successor of such rule). In addition, such clauses (iii) and (iv) shall not be construed to require that a non-Mexican pension or retirement fund or a non-Mexican financial institution or any other Holder register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican withholding tax or to require that a Holder or beneficial owner certify or provide information concerning whether it is or is not a tax-exempt pension or retirement fund.

At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment (other than Additional Amounts payable on the date of the Indenture or Supplemental Indenture relating to such Securities), the Company will deliver to the relevant Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the relevant Trustee to pay such Additional Amounts to Holders on the payment date. Whenever either in the Indenture or such Supplemental Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, interest or any other amount payable under or with respect to any Securities, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and other duties (including interest and penalties) (a) payable in Mexico or the United States (or any political subdivision of either jurisdiction) in respect of the creation, issue or offering of the Securities, and (b) payable in Mexico (or any political subdivision thereof) in respect of the subsequent redemption or retirement of the Securities (other than, in the case of any subsequent redemption or retirement, Excluded Taxes; except for this purpose, the definition of Excluded Taxes will not include those defined in clause (ii) thereof).

Optional Redemption. The Company may redeem any of the Notes (the "Optional Redemption") in whole or in part, at any time or from time to time prior to their maturity, upon not less than 30 nor more than 60 days prior notice of the date for such redemption (the "Redemption Date") mailed by first-class mail to each Holder’s registered address, at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes redeemed and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (the "Make-Whole Amount"), plus in each case accrued and unpaid interest on the principal amount of the Notes to the Redemption Date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of the selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the Notes.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

"Comparable Treasury Price" means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer" means Credit Suisse First Boston LLC or its affiliates which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by the Company; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a "Primary Treasury Dealer"), the Company will substitute therefor another Primary Treasury Dealer.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

On and after the Redemption Date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless the Company defaults in the payment of the redemption price and accrued interest). On or before the Redemption Date, the Company will deposit with the Trustee money sufficient to pay the Make-Whole Amount and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

The election of the Company to redeem the Notes shall be evidenced by a certificate (a "Make-Whole Redemption Certificate") of an officer of the Company, which certificate shall be delivered to the Trustee. The Company shall, not less than 45 days nor more than 60 days prior to the Redemption Date, notify the Trustee in writing of such Redemption Date and of all other information necessary to the giving by the Trustee of notices of the Optional Redemption. The Trustee shall be entitled to rely conclusively upon the information so furnished by the Company in the Make-Whole Redemption Certificate and shall be under no duty to check the accuracy or completeness thereof. Such notice shall be irrevocable and upon its delivery the Company shall be obligated to make the payment or payments to the Trustee referred to therein at least two Business Days prior to such Redemption Date.

Notice of the Optional Redemption shall be given by the Trustee to the holders, in accordance with the provisions of Section 106 of the Original Indenture, upon the mailing by first-class postage prepaid to each holder at the address of such holder as it appears in the Register not less than 30 days nor more than 60 days prior to the Redemption Date.

The notice of Optional Redemption shall state:

(i) the Redemption Date;

(ii) the Make-Whole Amount;

(iii) the sum of all other amounts due to the holders under the Notes and the Indenture;

(iv) that on the Redemption Date the Make-Whole Amount will become due and payable upon each such Notes so to be redeemed; and

(v) the place or places, including the offices of our Paying Agent in Luxembourg, where such Securities so to be redeemed are to be surrendered for payment of the Make-Whole Amount.

Notice of the Optional Redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Make-Whole Amount therein specified. Upon surrender of any such Notes for redemption in accordance with such notice, such Notes shall be paid by the Paying Agent on behalf of the Company on the Redemption Date; provided that moneys sufficient therefor have been deposited with the Trustee for the holders.

Notwithstanding anything to the contrary in this Indenture or in the Notes, if a Make-Whole Redemption Certificate has been delivered to the Trustee and the Company shall have paid to the Trustee for the benefit of the holders (i) the Make-Whole Amount and (ii) all other amounts due to the holders and the Trustee under the Notes and this Indenture, then neither the holders nor the Trustee on their behalf shall any longer be entitled to exercise any of the rights of the holders under the Notes other than the rights of the holders to receive payment of such amounts from the Paying Agent and the occurrence of an Event of Default whether before or after such payment by the Company to the Trustee for the benefit of the holders shall not entitle either the holders or the Trustee on their behalf after such payment to declare the principal of any Notes then outstanding to be due and payable on any date prior to the Redemption Date. The funds paid to the Trustee shall be used to redeem the Securities on the Redemption Date.

Repurchase of Securities upon a Change of Control. The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Securities then outstanding, at a purchase price equal to 101% of the principal amount of the Securities on the date of repurchase, plus accrued interest (if any) to the date of purchase. The Company is not required to make an Offer to Purchase following a Change of Control if a third party makes an Offer to Purchase that would be in compliance with the provisions described in this section if it were made by the Company and such third party purchases (for the consideration referred to in the immediately preceding sentence) the Securities validly tendered and not withdrawn. Prior to the mailing of the notice to Holders and publishing such notice to holders in a daily newspaper of general circulation in Luxembourg commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, the Company, covenants to (i) repay in full all indebtedness of the Company that would prohibit the repurchase of the Securities pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of the Company to permit the repurchase of the Securities. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Securities pursuant to this section.

Withholding Tax Redemption. The Securities are subject to redemption ("Withholding Tax Redemption") at any time (a "Withholding Tax Redemption Date"), as a whole but not in part, at the election of the Company, at a redemption price equal to 100% of the unpaid principal amount thereof plus accrued and unpaid interest, if any, to and including the Withholding Tax Redemption Date (the "Withholding Tax Redemption Price") if, as a result of (i) any change in or amendment to the laws, rules or regulations of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (ii) any amendment to or change in the generally applicable rulings or official interpretations relating to such laws, rules or regulations made by any legislative body, court or governmental or regulatory agency or authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination) of Mexico, or any political subdivision or taxing authority or other instrumentality thereof or therein, or (iii) any official interpretation, application or pronouncement by any legislative body, court or governmental or regulatory agency or authority that provides for a position with respect to such laws, rules or regulations that differs from the theretofore generally accepted position, which amendment or change is enacted, promulgated, issued or announced or which interpretation, application or pronouncement is issued or announced, in each case, after the Closing Date, the Company has become or would become required to pay any Additional Amounts in excess of those attributable to Taxes that are imposed, deducted or withheld at a rate of 10% on or from any payments under the Securities.

The election of the Company to redeem the Securities shall be evidenced by a certificate (a "Withholding Tax Redemption Certificate") of a financial officer of the Company, which certificate shall be delivered to the Trustee. The Company shall, not less than 30 days nor more than 45 days prior to the Withholding Tax Redemption Date, notify the Trustee in writing of such Withholding Tax Redemption Date and of all other information necessary to the giving by the Trustee of notices of such Withholding Tax Redemption. The Trustee shall be entitled to rely conclusively upon the information so furnished by the Company in the Withholding Tax Redemption Certificate and shall be under no duty to check the accuracy or completeness thereof. Such notice shall be irrevocable and upon its delivery the Company shall be obligated to make the payment or payments to the Trustee referred to therein at least two Business Days prior to such Withholding Tax Redemption Date.

Notice of Withholding Tax Redemption shall be given by the Trustee to the holders, in accordance with the provisions of Section 106 of the Original Indenture, upon the mailing by first-class postage prepaid to each holder at the address of such holder as it appears in the Register not less than 15 days nor more than 30 days prior to the Withholding Tax Redemption Date.

The notice of Withholding Tax Redemption shall state:

(i) the Withholding Tax Redemption Date;

(ii) the Withholding Tax Redemption Price;

(iii) the sum of all other amounts due to the holders under the Securities and this Indenture;

(iv) that on the Withholding Tax Redemption Date the Withholding Tax Redemption Price will become due and payable upon each such Security so to be redeemed; and

(v) the place or places, including the offices of our Paying Agent in Luxembourg, where such Securities so to be redeemed are to be surrendered for payment of the Withholding Tax Redemption Price.

Notice of Withholding Tax Redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Withholding Tax Redemption Date, become due and payable at the Withholding Tax Redemption Price therein specified. Upon surrender of any such Securities for redemption in accordance with such notice, such Securities shall be paid by the Paying Agent on behalf of the Company on the Withholding Tax Redemption Date; provided that moneys sufficient therefor have been deposited with the Trustee for the holders.

Notwithstanding anything to the contrary in this Indenture or in the Securities, if a Withholding Tax Redemption Certificate has been delivered to the Trustee and the Company shall have paid to the Trustee for the benefit of the holders (i) the Withholding Tax Redemption Price and (ii) all other amounts due to the holders and the Trustee under the Securities and this Indenture, then neither the holders nor the Trustee on their behalf shall any longer be entitled to exercise any of the rights of the holders under the Securities other than the rights of the holders to receive payment of such amounts from the Paying Agent and the occurrence of an Event of Default whether before or after such payment by the Company to the Trustee for the benefit of the holders shall not entitle either the holders or the Trustee on their behalf after such payment to declare the principal of any Securities then outstanding to be due and payable on any date prior to the Withholding Tax Redemption Date. The funds paid to the Trustee shall be used to redeem the Securities on the Withholding Tax Redemption Date.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

THE INDENTURE AND THIS SECURITY SHALL BE GOVERNED BY AND BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ANY PROVISIONS RELATING TO CONFLICTS OF LAWS OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

SCHEDULE A

SCHEDULE OF EXCHANGES

The following exchanges of Notes for Notes represented by this Regulation S Security have been made:

Principal Amount of this RegulationS Security as of the date of exchange	Date exchange made	Change in Principal amount of this RegulationS Security due to exchange	Principal amount of this RegulationS Security following such exchange	Notation made by or on behalf of the Trustee

.
.
.
.
.
.
.
.

Exhibit B

FORM OF TRANSFER CERTIFICATE
FOR EXCHANGE OR TRANSFER FROM RULE 144A SECURITY
TO REGULATION S SECURITY PRIOR TO THE EXPIRATION

OF THE RESTRICTED PERIOD

The Bank of New York
101 Barclay Street
New York, New York 10286
Attention: Corporate Trust Administration

Re: Controladora Comercial Mexicana, S.A. de C.V.
$200,000,000 6.625% Senior Notes due 2015 (the "Notes")

Reference is hereby made to the Indenture dated as of June 1, 2005, between THE BANK OF NEW YORK (the "Trustee") and CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. (the "Company") (as amended or supplemented through the date hereof, the "Indenture"). Capitalized terms not defined in this Certificate shall have the meanings given to them in the Indenture.

This Certificate relates to _______________ principal amount of Notes represented by a beneficial interest in the Rule 144A Security (CUSIP No.) held with the Depositary by or on behalf of [transferor] as beneficial owner (the "Transferor"). The Transferor has requested an exchange or transfer of its beneficial interest for an interest in the Regulation S Security (CUSIP (CINS) No.).

In connection with such request and in respect of such Notes, the Transferor does hereby certify that such exchange or transfer has been effected in accordance with the transfer restrictions set forth in the Notes and pursuant to and in accordance with Rule 903 or Rule 904 (as applicable) of Regulation S under the Securities Act, and accordingly the Transferor does hereby certify that:

(1) the Transferor is not a distributor of the Securities, an affiliate of the Company or any such distributor or a person acting on behalf of any of the foregoing;

(2) the offer of the Notes was not made to a person in the United States;

(3) either: (A) at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed that the transferee was outside the United States, or

(B) The transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was prearranged with a buyer in the United States;

(4) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable;

(5) if the Transferor is a dealer in securities or has received a selling concession, fee or other remuneration in respect of the Securities covered by this transfer certificate then the requirements of Rule 904(c)(1) have been satisfied;

(6) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(7) upon completion of the transaction, the beneficial interest being transferred as described above is to be held with the Depositary in account _______.

This Certificate and the statements contained herein are made for your benefit and the benefit of the Company and the Initial Purchasers of such Notes being exchanged or transferred. Terms used in this Certificate and not otherwise defined in the Indenture have the meanings set forth in Regulation S under the Securities Act.

[Insert Name of Transferor]

By:__________________________

Name:
Title:

Dated: _______________________

cc: Controladora Comercial Mexicana, S.A. de C.V.

Exhibit C

FORM OF TRANSFER CERTIFICATE FOR TRANSFER
OR EXCHANGE FROM RULE 144A SECURITY
TO REGULATION S SECURITY AFTER THE
EXPIRATION OF THE RESTRICTED PERIOD

The Bank of New York
101 Barclay Street
New York, New York 10286
Attention: Corporate Trust Administration

Re: Controladora Comercial Mexicana, S.A. de C.V.
$200,000,000 6.625% Senior Notes due 2015 (the "Notes")

Reference is hereby made to the Indenture dated as of June 1, 2005, between THE BANK OF NEW YORK (the "Trustee") and CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. (the "Company") (as amended or supplemented through the date hereof, the "Indenture"). Capitalized terms not defined in this Certificate shall have the meanings given to them in the Indenture.

This Certificate relates to ___________ principal amount of Notes represented by a beneficial interest in the Rule 144A Security (CUSIP No. [______]) held with the Depositary by or on behalf of [transferor] as beneficial owner (the "Transferor").

In connection with such request and in respect of such Notes, the Transferor does hereby certify that such exchange or transfer has been effected in accordance with the transfer restrictions set forth in the Notes and that, with respect to transfers made in reliance on Regulation S under the Securities Act, pursuant to and in accordance with Regulation S under the Securities Act, and accordingly the Transferor does hereby further certify that:

(i) (A) the offer of the Notes was not made to a person in the United States;

(B) either: (1) at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed that the transferee was outside the United States, or

(2) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on its behalf knows that the transaction was pre-arranged with a buyer in the United States;

(C) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable; and

(D) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; or

(ii) with respect to transfers made in reliance on Rule 144 under the Securities Act, the Notes are being transferred in a transaction permitted by Rule 144 under the Securities Act.

This Certificate and the statements contained herein are made for your benefit and the benefit of the Company and the Initial Purchasers of such Notes being exchanged or transferred. Terms used in this Certificate and not otherwise defined in the Indenture have the meanings set forth in Regulation S under the Securities Act.

[Insert Name of Transferor]

By: ______________________________

Name:
Title:

Dated: _______________________

cc: Controladora Comercial Mexicana, S.A. de C.V.Exhibit D

FORM OF TRANSFER CERTIFICATE FOR TRANSFER OR
EXCHANGE FROM REGULATION S SECURITY
TO RULE 144A SECURITY

The Bank of New York
101 Barclay Street
New York, New York 10286
Attention: Corporate Trust Administration

Re: Controladora Comercial Mexicana, S.A. de C.V.
$200,000,000 6.625% Senior Notes due 2015 (the "Notes")

Reference is hereby made to the Indenture dated as of June 1, 2005 between THE BANK OF NEW YORK (the "Trustee") and CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. (the "Company") (as amended or supplemented through the date hereof, the "Indenture"). Capitalized terms not defined in this Certificate shall have the meanings given to them in the Indenture.

This Certificate relates to _____________________________________ principal amount of Notes which are held in the form of a beneficial interest in the Regulation S Security (CUSIP No. [______]) through the Depositary by or on behalf of transferor as beneficial owner (the "Transferor"). The Transferor has requested an exchange or transfer of its interest in the Notes for an interest in the Rule 144A Security (CUSIP No. [______]).

In connection with such request, and in respect of such Notes, the Transferor does hereby certify that such transfer is being effected in accordance with the transfer restrictions set forth in the Indenture and pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act") to a transferee that the Transferor reasonably believes is purchasing the Securities for its own account or an account with respect to which the transferee exercises sole investment discretion and the transferee and any such account is a "qualified institutional buyer" within the meaning of Rule 144A, in each case in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

This Certificate and the statements contained herein are made for your benefit and the benefit of the Company and the Initial Purchasers of the Notes being transferred.

[Insert Name of Transferor]

By: ______________________________

Name:
Title:

Dated: _______________________

cc: Controladora Comercial Mexicana, S.A. de C.V.Exhibit E

FORM OF CERTIFICATE OF BENEFICIAL OWNERSHIP

Re: Controladora Comercial Mexicana, S.A. de C.V.
$200,000,000 6.625% Senior Notes due 2015 (the "Notes")

Reference is hereby made to the Indenture dated as of June 1, 2005 between THE BANK OF NEW YORK (the "Trustee") and CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. (the "Company") (as supplemented by the First Supplemental Indenture, dated June 1, 2005, between the Company, the Trustee and Banque Internationale à Luxembourg, Société Anonyme, the "Indenture"). Capitalized terms not defined in this Certificate shall have the meanings given to them in the Indenture.

This is to certify that as of the date hereof and except as set forth below, the above-captioned Notes held by you for our account are beneficially owned by (a) non-U.S. person(s) or (b) U.S. person(s) who purchased the Notes in transactions which did not require registration under the Securities Act of 1933, as amended (the "Act"). As used in this paragraph, the term "U.S. person" has the meaning given to it by Regulation S under the Securities Act.

As used herein, "United States" means the United States of America (including the States and the District of Columbia); and its "possessions" included Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We undertake to advise you promptly by tested telex or by electronic transmission on or prior to the date on which you intend to submit your certification relating to the Notes held by you for our account in accordance with your operating procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

This certification excepts and does not relate to $__________________________of such interest in the above Notes in respect of which we are not able to certify and as to which we understand exchange and delivery of definitive Notes (or, if relevant, exercise of any rights or collection of any interest) cannot be made until we do so certify.

We understand that this certification is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorize you to produce this certification to any interested party in such proceedings.

Date: ___________________________

By: ________________________________

As, or as agent for, the beneficial owner(s) of the Notes to which this certificate relates.

Exhibit F

FORM OF REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "Agreement") is made and entered into this 1st day of June 2005, between Controladora Comercial Mexicana, S.A. de C.V. , a limited liability variable stock corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (the "Company") and Credit Suisse First Boston LLC ("CSFB"), as representative of the several Initial Purchasers listed in Schedule A to the Purchase Agreement (as defined herein) (the "Initial Purchasers").

This Agreement is made pursuant to the Purchase Agreement, dated May 25, 2005, among the Company and the Initial Purchasers (the "Purchase Agreement"), which provides for the sale by the Company to the Initial Purchasers of an aggregate of U.S.$200,000,000 principal amount of the Company’s 6.625% Senior Notes due 2015 (the "Securities"). In order to induce the Initial Purchasers to enter into the Purchase Agreement, the Company has agreed to provide to the Initial Purchasers and their direct and indirect transferees the registration rights set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement.

In consideration of the foregoing, the parties hereto agree as follows:

1. Definitions.

As used in this Agreement, the following capitalized defined terms shall have the following meanings:

"1933 Act" shall mean the Securities Act of 1933, as amended.

"1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

"Business Day" shall mean a day that is not a Saturday, a Sunday, or a day on which banking institutions in New York, New York or Luxembourg are authorized or required to be closed.

"Closing Date" shall mean the Closing Time as defined in the Purchase Agreement.

"Company" shall have the meaning set forth in the preamble and shall also include the Company’s successors.

"Depositary" shall mean The Depository Trust Company, or any other depositary appointed by the Company, provided, however, that such depositary must have an address in the Borough of Manhattan, in The City of New York.

"Exchange Offer" shall mean the exchange offer by the Company of Exchange Securities for Registrable Securities pursuant to Section 2.1 hereof.

"Exchange Offer Registration" shall mean a registration under the 1933 Act effected pursuant to Section 2.1 hereof.

"Exchange Offer Registration Statement" shall mean an exchange offer registration statement on Form F-4 (or, if applicable, on another appropriate form), and all amendments and supplements to such registration statement, including the Prospectus contained therein, all exhibits thereto and all documents incorporated by reference therein.

"Exchange Period" shall have the meaning set forth in Section 2.1 hereof.

"Exchange Securities" shall mean the 6.625% Senior Notes due 2015 issued by the Company under the Indenture containing terms identical to the Securities in all material respects (except for references to certain interest rate provisions, restrictions on transfers and restrictive legends), to be offered to Holders of Securities in exchange for Registrable Securities pursuant to the Exchange Offer.

"Holder" shall mean an Initial Purchaser, for so long as it owns any Registrable Securities, and each of its successors, assigns and direct and indirect transferees who become registered owners of Registrable Securities under the Indenture and each Participating Broker- Dealer that holds Exchange Securities for so long as such Participating Broker-Dealer is required to deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchange Securities.

"Indenture" shall mean the Indenture relating to the Securities dated as of June 1, 2005, between the Company and The Bank of New York, as Trustee, as supplemented by the first supplemental indenture dated as of June 1, 2005 among the Company, The Bank of New York, as Trustee, Registrar, Paying Agent and Transfer Agent and Dexia Banque Internationale à Luxembourg, Société Anonyme, as Luxembourg Paying Agent and Transfer Agent as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof.

"Initial Purchaser" or "Initial Purchasers" shall have the meaning set forth in the preamble.

"Majority Holders" shall mean the Holders of a majority of the aggregate principal amount of Outstanding (as defined in the Indenture) Registrable Securities; provided that whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company and other obligors on the Securities or any (as defined in the Indenture) of the Company shall be disregarded in determining whether such consent or approval was given by the Holders of such required percentage amount.

"Participating Broker-Dealer" shall mean any of CSFB and any other broker-dealer that makes a market in the Securities and exchanges Registrable Securities in the Exchange Offer for Exchange Securities.

"Person" shall mean an individual, partnership (general or limited), corporation, limited liability company, trust, unincorporated organization or a government or agency or political subdivision thereof.

"Private Exchange" shall have the meaning set forth in Section 2.1 hereof.

"Private Exchange Securities" shall have the meaning set forth in Section 2.1 hereof.

"Prospectus" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including any such prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by a Shelf Registration Statement, and by all other amendments and supplements to a prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

"Purchase Agreement" shall have the meaning set forth in the preamble.

"Registrable Securities" shall mean the Securities and, if issued, the Private Exchange Securities; provided, however, that Securities and, if issued, the Private Exchange Securities, shall cease to be Registrable Securities when (i) a Registration Statement with respect to such Securities shall have been declared effective under the 1933 Act and such Securities shall have been disposed of pursuant to such Registration Statement, (ii) such Securities have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the 1933 Act, (iii) such Securities shall have ceased to be outstanding or (iv) the Exchange Offer is consummated (except in the case of Securities purchased from the Company and continued to be held by the Initial Purchasers).

"Registration Expenses" shall mean any and all expenses incident to performance of or compliance by the Company with this Agreement, including without limitation: (i) all SEC, stock exchange or National Association of Securities Dealers, Inc. (the "NASD") registration and filing fees, including, if applicable, the fees and expenses of any "qualified independent underwriter" (and its counsel) that is required to be retained by any holder of Registrable Securities in accordance with the rules and regulations of the NASD, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws and compliance with the rules of the NASD (including reasonable fees and disbursements of counsel for any underwriters or Holders in connection with blue sky qualification of any of the Exchange Securities or Registrable Securities and any filings with the NASD), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all fees and expenses incurred in connection with the listing, if any, of any of the Registrable Securities on any securities exchange or exchanges, (v) all rating agency fees, (vi) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, (vii) the fees and expenses of the Trustee, and any escrow agent or custodian, (viii) the reasonable expenses of the Initial Purchasers in connection with the Exchange Offer, including the reasonable fees and expenses of counsel to the Initial Purchasers in connection therewith, (ix) the reasonable fees and disbursements of Cleary Gottlieb Steen & Hamilton LLP, counsel representing the Holders of Shelf Registrable Securities or Special Counsel and (x) the reasonable fees and disbursements of the underwriters customarily required to be paid by issuers or sellers of securities and the fees and expenses of any special experts retained by the Company in connection with any Registration Statement, but excluding underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by a Holder.

"Registration Statement" shall mean any registration statement of the Company which covers any of the Exchange Securities or Registrable Securities pursuant to the provisions of this Agreement, and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"SAS 72" shall mean Statement on Auditing Standards No. 72.

"SEC" shall mean the United States Securities and Exchange Commission or any successor agency or government body performing the functions currently performed by the United States Securities and Exchange Commission.

"Shelf Registrable Securities" shall have the meaning set forth in Section 2.5.

"Shelf Registration" shall mean a registration effected pursuant to Section 2.2 hereof.

"Shelf Registration Statement" shall mean a "shelf" registration statement of the Company pursuant to the provisions of Section 2.2 of this Agreement which covers all of the Registrable Securities or all of the Private Exchange Securities on an appropriate form under Rule 415 under the 1933 Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"Special Counsel" shall have the meaning set forth in Section 3(g)(i).

"TIA" shall have the meaning set forth in Section 2.1.

"Trustee" shall mean the trustee with respect to the Securities under the Indenture.

2. Registration Under the 1933 Act.

2.1 Exchange Offer. The Company shall, for the benefit of the Holders, at the Company’s cost, (A) use its best efforts to file with the SEC an Exchange Offer Registration Statement within 90 days on an appropriate form under the 1933 Act with respect to a proposed Exchange Offer and the issuance and delivery to the Holders, in exchange for the Registrable Securities (other than Private Exchange Securities), of a like principal amount of Exchange Securities, (B) use its reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the 1933 Act within 210 days of the Closing Date, (C) use its best efforts to keep the Exchange Offer Registration Statement effective until the closing of the Exchange Offer, (D) use its best efforts to cause the Exchange Offer to be consummated not later than 270 days following the Closing Date and (E) for a period of 90 days following the consummation of the exchange offer, to make available a prospectus meeting the requirements of the Securities Act to any such participating broker-dealer for use in connection with any resale of any exchange notes acquired in the exchange offer. The Exchange Securities will be issued under the Indenture. Upon the effectiveness of the Exchange Offer Registration Statement, the Company shall promptly commence the Exchange Offer, it being the objective of such Exchange Offer to enable each Holder eligible and electing to exchange Registrable Securities for Exchange Securities (assuming that such Holder (a) is not an affiliate of the Company within the meaning of Rule 405 under the 1933 Act, (b) is not a broker-dealer tendering Registrable Securities acquired directly from the Company for its own account, (c) acquired the Exchange Securities in the ordinary course of such Holder’s business and (d) has no arrangements or understandings with any Person to participate in the Exchange Offer for the purpose of distributing the Exchange Securities) to transfer such Exchange Securities from and after their receipt without any limitations or restrictions under the 1933 Act and under state securities or blue sky laws.

In connection with the Exchange Offer, the Company shall:

(a) mail as promptly as practicable to each Holder a copy of the Prospectus forming part of the Exchange Offer Registration Statement, together with an appropriate letter of transmittal and related documents;

(b) keep the Exchange Offer open for acceptance for a period of not less than 20 Business Days after the date notice thereof is mailed to the Holders (or longer if required by applicable law) (such period referred to herein as the "Exchange Period");

(c) utilize the services of the Depositary for the Exchange Offer;

(d) permit Holders to withdraw tendered Registrable Securities at any time prior to the close of business, New York City time, on the last Business Day of the Exchange Period, by sending to the institution specified in the notice, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Registrable Securities delivered for exchange, and a statement that such Holder is withdrawing such Holder’s election to have such Securities exchanged;

(e) notify each Holder that any Registrable Security not tendered will remain outstanding and continue to accrue interest but will not retain any rights under this Agreement (except in the case of the Initial Purchasers and Participating Broker-Dealers as provided herein); and

(f) otherwise comply in all material respects with all applicable laws relating to the Exchange Offer.

If, prior to consummation of the Exchange Offer, the Initial Purchasers hold any Securities acquired by them and having the status of an unsold allotment in the initial distribution, the Company upon the request of any Initial Purchaser shall, simultaneously with the delivery of the Exchange Securities in the Exchange Offer, issue and deliver to such Initial Purchaser in exchange (the "Private Exchange") for the Securities held by such Initial Purchaser, a like principal amount of debt securities of the Company, that are identical (except that such securities shall bear appropriate transfer restrictions) to the Exchange Securities (the "Private Exchange Securities").

The Exchange Securities and the Private Exchange Securities shall be issued under (i) the Indenture or (ii) an indenture identical in all material respects to the Indenture and which, in either case, has been qualified under the TIA, or is exempt from such qualification and shall provide that the Exchange Securities shall not be subject to the transfer restrictions set forth in the Indenture but that the Private Exchange Securities shall be subject to such transfer restrictions. The Indenture or such indenture shall provide that the Exchange Securities, the Private Exchange Securities and the Securities shall vote and consent together on all matters as one class and that none of the Exchange Securities, the Private Exchange Securities or the Securities will have the right to vote or consent as a separate class on any matter. The Private Exchange Securities shall be of the same series as the Exchange Securities.

As soon as practicable after the close of the Exchange Offer and/or the Private Exchange, as the case may be, the Company shall:

(i) accept for exchange all Registrable Securities duly tendered and not validly withdrawn pursuant to the Exchange Offer in accordance with the terms of the Exchange Offer Registration Statement and the letter of transmittal which shall be an exhibit thereto;

(ii) accept for exchange all Securities properly tendered and not validly withdrawn pursuant to the Private Exchange;

(iii) deliver, or cause to be delivered, to the Trustee for cancellation all Registrable Securities so accepted for exchange; and

(iv) cause the Trustee promptly to authenticate and deliver Exchange Securities or Private Exchange Securities, as the case may be, to each Holder of Registrable Securities so accepted for exchange in a principal amount equal to the principal amount of the Registrable Securities of such Holder so accepted for exchange.

Interest on each Exchange Security and Private Exchange Security will accrue from the last date on which interest was paid on the Registrable Securities surrendered in exchange therefor or, if no interest has been paid on the Registrable Securities, from the date of original issuance. The Exchange Offer and the Private Exchange shall not be subject to any conditions, other than (i) that the Exchange Offer or the Private Exchange, or the making of any exchange by a Holder, does not violate applicable law or any applicable interpretation of the staff of the SEC, (ii) the valid tendering of Registrable Securities in accordance with the Exchange Offer and the Private Exchange, (iii) that each Holder of Registrable Securities exchanged in the Exchange Offer shall have represented that all Exchange Securities to be received by it shall be acquired in the ordinary course of its business and that at the time of the consummation of the Exchange Offer it shall have no arrangement or understanding with any person to participate in the distribution (within the meaning of the 1933 Act) of the Exchange Securities and shall have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of Form F-4 or other appropriate form under the 1933 Act available and (iv) that no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer or the Private Exchange which, in the Company’s judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer or the Private Exchange.

Upon consummation of the Exchange Offer in accordance with this Agreement, the Company shall have no further obligation to register the Registrable Securities pursuant to Section 2.2 of this Agreement.

2.2 Shelf Registration. (i) If, because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC, the Company determines after consultation with its outside counsel that it is not permitted to effect the Exchange Offer as contemplated by Section 2.1 hereof, (ii) if for any other reason (A) the Exchange Offer Registration Statement is not declared effective within 210 days following the original issue of the Registrable Securities or (B) the Exchange Offer is not consummated within 270 days after the original issue of the Registrable Securities, (iii) upon the request of any of the Initial Purchasers holding Private Exchange Securities with respect to Registrable Securities that are not eligible for Exchange Securities in the Exchange Offer or if the Initial Purchasers do not receive freely tradable Exchange Securities in the Exchange Offer or (iv) upon notice of any Holder (other than an Initial Purchaser) given to the Company in writing within 30 days after the commencement of the Exchange Offer that (A) due to a change in law or SEC policy it is not entitled to participate in the Exchange Offer, (B) due to a change in law or SEC policy it may not resell the Exchange Securities acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such Holder or (C) it is a broker-dealer and owns Registrable Securities acquired directly from the Company or an affiliate of the Company, then in case of each of clauses (i) through (iv) the Company shall, at its cost:

(a) As promptly as practicable, file with the SEC, and thereafter shall use its reasonable best efforts to cause to be declared effective as promptly as practicable but no later than 210 days after the original issue of the Registrable Securities, a Shelf Registration Statement relating to the offer and sale of the Registrable Securities by the Holders from time to time in accordance with the methods of distribution elected by the Majority Holders participating in the Shelf Registration and set forth in such Shelf Registration Statement.

(b) Use its reasonable best efforts to keep the Shelf Registration Statement continuously effective in order to permit the Prospectus forming part thereof to be usable by Holders for a period of two years from the original issue of the Registrable Securities, or for such shorter period that will terminate when all Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or cease to be outstanding or otherwise to be Registrable Securities (the "Effectiveness Period"); provided, however, that the Effectiveness Period in respect of the Shelf Registration Statement shall be extended up to a maximum of 90 days if necessary to permit dealers to comply with the applicable prospectus delivery requirements of Rule 174 under the 1933 Act and as otherwise provided herein.

(c) Notwithstanding any other provisions hereof, use its reasonable best efforts to ensure that (i) any Shelf Registration Statement and any amendment thereto and any Prospectus forming part thereof and any supplement thereto complies in all material respects with the 1933 Act and the rules and regulations thereunder, (ii) any Shelf Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) any Prospectus forming part of any Shelf Registration Statement, and any supplement to such Prospectus (as amended or supplemented from time to time), does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading.

The Company shall not permit any securities other than Registrable Securities to be included in the Shelf Registration Statement. The Company further agrees, if necessary, to supplement or amend the Shelf Registration Statement, as required by Section 3(b) below, and to furnish to the Holders of Registrable Securities copies of any such supplement or amendment promptly as reasonably practicable after its being used or filed with the SEC.

2.3 Expenses. The Company shall pay all Registration Expenses in connection with the registration pursuant to Section 2.1 or 2.2. Each Holder shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such Holder’s Registrable Securities pursuant to the Shelf Registration Statement.

2.4 Effectiveness.

(a) The Company will be deemed not to have used its reasonable best efforts to cause the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, to become, or to remain, effective during the requisite period if the Company voluntarily takes any action that would, or omits to take any action which omission would, result in any such Registration Statement not being declared effective or in the Holders of Registrable Securities covered thereby not being able to exchange or offer and sell such Registrable Securities during that period as and to the extent contemplated hereby, unless (i) such action is required by applicable law, or (ii) such action is taken by the Company in good faith and for valid business reasons (not including avoidance of the Company’s obligations hereunder), including the acquisition or divestiture of assets, so long as the Company promptly thereafter complies with the requirements of Section 3(k) hereof, if applicable.

(b) An Exchange Offer Registration Statement pursuant to Section 2.1 hereof or a Shelf Registration Statement pursuant to Section 2.2 hereof will not be deemed to have become effective unless it has been declared effective by the SEC; provided, however, that if, after it has been declared effective, the offering of Registrable Securities pursuant to an Exchange Offer Registration Statement or a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have become effective during the period of such interference, until the offering of Registrable Securities pursuant to such Registration Statement may legally resume.

2.5 Interest. In the event that either (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 90 calendar day following the date of original issue of the Securities, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 210th calendar day following the date of original issue of the Securities or (c) the Exchange Offer is not consummated or, if required, a Shelf Registration Statement is not declared effective, in either case, on or prior to the 270th calendar day following the date of original issue of the Securities (each such event referred to in clauses (a) through (c) above, a "Registration Default"), the interest rate borne by the Securities affected by the Registration Default shall be increased ("Additional Interest") by an additional 25 basis points per annum upon the occurrence of each Registration Default, which rate will increase by an additional 25 basis points at the beginning of each 90-day period (or portion thereof) that such Additional Interest continues to accrue under any such circumstance, provided that the maximum aggregate increase in the interest rate will in no event exceed 100 basis points per annum provided, however, that no Additional Interest shall be payable if the Exchange Offer Registration Statement is not filed or declared effective or the Exchange Offer is not consummated on account of the reasons set forth in clause (i) of the first paragraph of Section 2.2 (it being understood, however, that in any such case the Company shall be obligated to file a Shelf Registration Statement and Additional Interest shall be payable if the Shelf Registration Statement is not declared effective in accordance with clause (c)), that no Additional Interest shall be payable if the Shelf Registration Statement is not declared effective as set forth above because the request under clause (iii) of Section 2.2 or notice under clause (iv) of such paragraph was not made on a timely basis; and provided, further, that Additional Interest shall only be payable in case the Shelf Registration Statement is not declared effective as aforesaid. Immediately following the cure of a Registration Default, the accrual of Additional Interest with respect to that particular Registration Default will cease. Immediately following the cure of all Registration Defaults or the date on which the Exchange Securities are saleable pursuant to Rule 144(k) under the 1933 Act or any successor provision, the accrual of Additional Interest will cease and the interest rate will revert to the original rate.

If the Shelf Registration Statement is declared effective but becomes unusable by the Holders of Registrable Securities covered by such Shelf Registration Statement ("Shelf Registrable Securities") for any reason, and the aggregate number of days in any consecutive twelve-month period for which the Shelf Registration Statement shall not be usable exceeds 30 days in the aggregate, then the interest rate borne by the Shelf Registrable Securities will be increased by an additional 25 basis points per annum for the first 90-day period (or portion thereof) beginning on the 31st such day that such Shelf Registration Statement ceases to be usable, which rate shall be increased by an additional 25 basis points per annum at the beginning of each subsequent 90-day period; provided that the maximum aggregate increase in the interest rate as a result of a Shelf Registration Statement being unusable (inclusive of any interest that accrues on such Shelf Registrable Securities pursuant to the first paragraph of this Section 2.5) will in no event exceed 100 basis points per annum. Upon the Shelf Registration Statement once again becoming usable, the interest rate borne by the Shelf Registrable Securities will be reduced to the original interest rate. Additional Interest shall be computed based on the actual number of days elapsed in each 90-day period in which the Shelf Registration Statement is unusable.

The Company shall notify the Trustee within five business days after each and every date on which an event occurs in respect of which Additional Interest is required to be paid (an "Event Date"). Additional Interest shall be paid by depositing with the Trustee, in trust, for the benefit of the Holders of Registrable Securities entitled to receive the interest payment, on or before the applicable semiannual interest payment date, immediately available funds in sums sufficient to pay the Additional Interest then due. The Additional Interest due shall be payable on each interest payment date to the record Holder of Securities entitled to receive the interest payment to be paid on such date as set forth in the Indenture. Each obligation to pay Additional Interest shall be deemed to accrue from and including the day following the applicable Event Date.

2.6 Luxembourg Stock Exchange. The Company shall, for the benefit of the Holders, use its best efforts to (A) file an application to list the Exchange Securities and the Shelf Registrable Securities, if any, on the Luxembourg Stock Exchange; (B) inform the Luxembourg Stock Exchange and cause notice to be published in a daily newspaper of general circulation in Luxembourg prior to commencing the Exchange Offer or the Shelf Registration; (C) provide to the Luxembourg Stock Exchange documents relating to the Exchange Offer or Shelf Registration and consummate the exchange at the office of Dexia Banque Internationale à Luxembourg, Société Anonyme, the paying and transfer agent in Luxembourg, at 69 route d’Esch, L-2953 Luxembourg, and (D) provide the results of the Exchange Offer or the Shelf Registration, including any increase in the interest rate, to the Luxembourg Stock Exchange and cause such results to be published in a daily newspaper of general circulation in Luxembourg.

3. Registration Procedures.

In connection with the obligations of the Company with respect to Registration Statements pursuant to Sections 2.1 and 2.2 hereof, the Company shall:

(a) prepare and file with the SEC a Registration Statement, within the relevant time period specified in Section 2, on the appropriate form under the 1933 Act, which form (i) shall be selected by the Company, (ii) shall, in the case of a Shelf Registration, be available for the sale of the Shelf Registrable Securities by the selling Holders thereof, and (iii) shall comply as to form in all material respects with the requirements of the applicable form and include or incorporate by reference all financial statements required by the SEC to be filed therewith or incorporated by reference therein;

(b) prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary under applicable law to keep such Registration Statement effective for the applicable period; and cause each Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provision then in force) under the 1933 Act and comply with the provisions of the 1933 Act, the 1934 Act and the rules and regulations thereunder applicable to them with respect to the disposition of all securities covered by each Registration Statement during the applicable period in accordance in the case of a Shelf Registration with the intended method or methods of distribution by the selling Holders thereof (including sales by any Participating Broker-Dealer);

(c) in the case of a Shelf Registration, (i) notify each Holder of Registrable Securities, at least five business days prior to filing, that a Shelf Registration Statement with respect to the Registrable Securities is being filed and advising such Holders that the distribution of Registrable Securities will be made in accordance with the method selected by the Majority Holders participating in the Shelf Registration; (ii) furnish to each Holder of Registrable Securities and to each underwriter of an underwritten offering of Registrable Securities, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Holder or underwriter may reasonably request, including financial statements and schedules and, if the Holder so requests, all exhibits in order to facilitate the public sale or other disposition of the Registrable Securities; and (iii) hereby consent to the use of the Prospectus or any amendment or supplement thereto by each of the selling Holders of Registrable Securities, in accordance with applicable law, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto;

(d) use its best efforts to register or qualify the Registrable Securities under all applicable state securities or "blue sky" laws of such jurisdictions as any Holder of Registrable Securities covered by a Registration Statement and each underwriter of an underwritten offering of Registrable Securities shall reasonably request by the time the applicable Registration Statement is declared effective by the SEC, and do any and all other acts and things which may be reasonably necessary or advisable to enable each such Holder and underwriter to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; provided, however, that the Company shall not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (ii) take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject, or (iii) conform its capitalization or the composition of its assets at the time to the securities or blue sky laws of such jurisdiction;

(e) notify promptly each Holder of Registrable Securities under a Shelf Registration or any Participating Broker-Dealer who has notified the Company that it is utilizing the Exchange Offer Registration Statement as provided in paragraph (f) below and, if requested by such Holder or Participating Broker-Dealer, confirm such advice in writing promptly (i) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of any request by the SEC or any state securities authority for post-effective amendments and supplements to a Registration Statement and Prospectus or for additional information after the Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) in the case of a Shelf Registration, if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Company contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects, (v) of the happening of any event or the discovery of any facts during the period a Shelf Registration Statement is effective which makes any statement made in such Registration Statement or the related Prospectus untrue in any material respect or which requires the making of any changes in such Registration Statement or Prospectus in order to make the statements therein not misleading, (vi) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities or the Exchange Securities, as the case may be, for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (vii) of any determination by the Company that a post-effective amendment to such Registration Statement would be appropriate;

(f) (A) in the case of the Exchange Offer Registration Statement (i) include in the Exchange Offer Registration Statement a section entitled "Plan of Distribution" which section shall be reasonably acceptable to CSFB on behalf of the Participating Broker-Dealers, and which shall contain a summary statement of the positions taken or policies made by the staff of the SEC with respect to the potential "underwriter" status of any broker-dealer that holds Registrable Securities acquired for its own account as a result of market-making activities or other trading activities and that will be the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of Exchange Securities to be received by such broker-dealer in the Exchange Offer, whether such positions or policies have been publicly disseminated by the staff of the SEC or such positions or policies, in the reasonable judgment of CSFB on behalf of the Participating Broker-Dealers and its counsel, represent the prevailing views of the staff of the SEC, including a statement that any such broker-dealer who receives Exchange Securities for Registrable Securities pursuant to the Exchange Offer may be deemed a statutory underwriter and must deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchange Securities, (ii) furnish to each Participating Broker-Dealer who has delivered to the Company the notice referred to in Section 3(e), without charge, as many copies of each Prospectus included in the Exchange Offer Registration Statement, including any preliminary prospectus, and any amendment or supplement thereto, as such Participating Broker-Dealer may reasonably request, (iii) hereby consent to the use of the Prospectus forming part of the Exchange Offer Registration Statement or any amendment or supplement thereto, by any Person subject to the prospectus delivery requirements of the SEC, including all Participating Broker-Dealers, in connection with the sale or transfer of the Exchange Securities covered by the Prospectus or any amendment or supplement thereto, and (iv) include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer (x) the following provision:

"If the exchange offeree is a broker-dealer holding Registrable Securities acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of Exchange Securities received in respect of such Registrable Securities pursuant to the Exchange Offer";

and (y) a statement to the effect that by a broker-dealer making the acknowledgment described in clause (x) and by delivering a Prospectus in connection with the exchange of Registrable Securities, the broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the 1933 Act; and

(B) in the case of any Exchange Offer Registration Statement, the Company agrees to deliver to CSFB on behalf of the Participating Broker-Dealers upon the effectiveness of the Exchange Offer Registration Statement officers’ certificates substantially in the form customarily delivered in a public offering of debt securities and (iii) if requested by CSFB, a comfort letter or comfort letters in customary form to the extent permitted by SAS 72 (or if such a comfort letter is not permitted by SAS 72, an agreed upon procedures letter in customary form) from the Company’s independent certified public accountants (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Registration Statement) at least as broad in scope and coverage as the comfort letter or comfort letters delivered to the Initial Purchasers in connection with the initial sale of the Securities to the Initial Purchasers;

(g) (i) in the case of an Exchange Offer, furnish counsel for the Initial Purchasers and (ii) in the case of a Shelf Registration, furnish Cleary Gottlieb Steen & Hamilton LLP, as special counsel for the Holders of Shelf Registrable Securities (or, if Cleary Gottlieb Steen & Hamilton LLP is unable or unwilling to serve, such other special counsel (but not more than one) as may be selected by the Holders of a majority in principal amount of such Shelf Registrable Securities ("Special Counsel")), copies of comment letters received from the SEC or any other request by the SEC or any state securities authority for amendments or supplements to a Registration Statement and Prospectus or for additional information;

(h) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment;

(i) in the case of a Shelf Registration, furnish to each Holder of Registrable Securities, and each underwriter, if any, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules (without documents incorporated therein by reference and all exhibits thereto, unless requested in writing);

(j) in the case of a Shelf Registration, cooperate with the selling Holders of Shelf Registrable Securities to facilitate the timely preparation and delivery of certificates representing Shelf Registrable Securities to be sold and not bearing any restrictive legends; and enable such Shelf Registrable Securities to be in such denominations (consistent with the provisions of the Indenture) and registered in such names as the selling Holders or the underwriters, if any, may reasonably request at least three business days prior to the closing of any sale of Shelf Registrable Shelf Securities;

(k) in the case of a Shelf Registration, upon the occurrence of any event or the discovery of any facts, each as contemplated by Sections 3(e)(v) and 3(e)(vi) hereof, as promptly as practicable after the occurrence of such an event, use its best efforts to prepare a supplement or post-effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Shelf Registrable Securities or Participating Broker- Dealers, such Prospectus will not contain at the time of such delivery any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. At such time as such public disclosure is otherwise made or the Company determines that such disclosure is not necessary, in each case to correct any misstatement of a material fact or to include any omitted material fact, the Company agrees promptly to notify each Holder of such determination and to finish each Holder such number of copies of the Prospectus as amended or supplemented, as such Holder may reasonably request and the Initial Purchasers, on their own behalf and on behalf of subsequent holders, hereby agree to suspend use of the Prospectus until the Company has amended or supplemented to correct such misstatement or omission;

(l) obtain a CUSIP number for all Exchange Securities, Private Exchange Securities or Registrable Securities, as the case may be, not later than the effective date of a Registration Statement, and provide the Trustee with printed certificates for the Exchange Securities, Private Exchange Securities or the Registrable Securities, as the case may be, in a form eligible for deposit with the Depositary;

(m) (i) cause the Indenture to be qualified under the TIA in connection with the registration of the Exchange Securities or Registrable Securities, as the case may be, (ii) cooperate with the Trustee and the Holders to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA and (iii) execute, and use its best efforts to cause the Trustee to execute, all documents as may be required to effect such changes, and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner;

(n) in the case of a Shelf Registration, enter into customary agreements (including underwriting agreements) and take all other customary and appropriate actions in order to expedite or facilitate the disposition of such Shelf Registrable Securities and in such connection whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration:

(i) make such representations and warranties to the Holders of such Shelf Registrable Securities and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings as may be reasonably requested by them;

(ii) obtain opinions of United States and Mexican counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the holders of a majority in principal amount of the Shelf Registrable Securities being sold) addressed to each selling Holder and the underwriters, if any, covering the matters set forth in Exhibit A with such customary exceptions and qualifications as contained in the opinions delivered pursuant to the Purchase Agreement and such other matters customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be reasonably requested by such Holders and underwriters;

(iii) obtain "cold comfort" letters and updates thereof from the Company’s independent certified public accountants (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Registration Statement) addressed to the underwriters, if any, and, if there are no underwriters, use reasonable efforts to have such letter addressed to the selling Holders of Shelf Registrable Securities (to the extent consistent with SAS 72), such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with similar underwritten offerings;

(iv) if so requested by the Majority Holders, enter into a securities sales agreement with the Holders and an agent of the Holders providing for, among other things, the appointment of such agent for the selling Holders for the purpose of soliciting purchases of Shelf Registrable Securities, which agreement shall be in form, substance and scope customary for similar offerings;

(v) if an underwriting agreement is entered into, cause the same to set forth indemnification provisions and procedures substantially equivalent to the indemnification provisions and procedures set forth in Section 4 hereof with respect to the underwriters and all other parties to be indemnified pursuant to said Section or, at the request of any underwriters, in the form customarily provided to such underwriters in similar types of transactions; provided that such underwriting agreement shall contain customary provisions regarding indemnification of the Company with respect to information provided by the underwriter; and

(vi) deliver such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings to the Holders of a majority in principal amount of the Shelf Registrable Securities being sold and the managing underwriters, if any.

The above shall be done at (i) the effectiveness of such Registration Statement (and each post-effective amendment thereto) and (ii) each closing under any underwriting or similar agreement as and to the extent required thereunder;

(o) in the case of a Shelf Registration or if a Prospectus is required to be delivered by any Participating Broker-Dealer in the case of an Exchange Offer, make available for inspection by representatives of the Holders of the Registrable Securities, any underwriters participating in any disposition pursuant to a Shelf Registration Statement, any Participating Broker-Dealer, any Special Counsel or any accountant retained by any of the foregoing, all financial and other records, pertinent corporate documents and properties of the Company reasonably requested by any such persons, and cause the respective officers, directors, employees, and any other agents of the Company to supply all information reasonably requested by any such representative, underwriter, Special Counsel or accountant in connection with a Registration Statement, and make such representatives of the Company available for discussion of such documents as shall be reasonably requested by the Initial Purchasers, provided, however that such records, documents or information which the Company identifies as being confidential shall not be disclosed by the representative, Holder, attorney or accountant unless (i) the disclosure of such records, documents or information is necessary to avoid or correct a misstatement or omission in a Registration Statement, (ii) the release of such records, documents or information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or as part of the evidentiary procedures of a court of competent jurisdiction; or (iii) such records, documents or information have previously been generally made available to the public.

(p) (i) in the case of an Exchange Offer Registration Statement, a reasonable time prior to the filing of any Exchange Offer Registration Statement, any Prospectus forming a part thereof, any amendment to an Exchange Offer Registration Statement or amendment or supplement to such Prospectus, provide copies of such document to the Initial Purchasers and to Cleary Gottlieb Steen & Hamilton LLP, as counsel to the Holders of Registrable Securities, and make such changes in any such document prior to the filing thereof as the Initial Purchasers or such counsel to the Holders of Registrable Securities may reasonably request and, except as otherwise required by applicable law, not file any such document in a form to which the Initial Purchasers on behalf of the Holders of Registrable Securities and such counsel to the Holders of Registrable Securities shall not have previously been advised and furnished a copy of or to which the Initial Purchasers on behalf of the Holders of Registrable Securities or such counsel to the Holders of Registrable Securities shall reasonably object, and make the representatives of the Company available for discussion of such documents as shall be reasonably requested by the Initial Purchasers; and

(ii) in the case of a Shelf Registration, a reasonable time prior to filing any Shelf Registration Statement, any Prospectus forming a part thereof, any amendment to such Shelf Registration Statement or amendment or supplement to such Prospectus, provide copies of such document to the Holders of Shelf Registrable Securities, to the Initial Purchasers, to Special Counsel and to the underwriter or underwriters of an underwritten offering of Shelf Registrable Securities, if any, make such changes in any such document prior to the filing thereof as the Initial Purchasers, Special Counsel or the underwriter or underwriters reasonably request and not file any such document in a form to which the Majority Holders of Shelf Registrable Securities, the Initial Purchasers on behalf of the Holders of Registrable Securities, Special Counsel or any underwriter shall not have previously been advised and furnished a copy of or to which such Majority Holders, the Initial Purchasers of behalf of the Holders of Registrable Securities, Special Counsel or any underwriter shall reasonably object, and make the representatives of the Company available for discussion of such document as shall be reasonably requested by the Holders of Registrable Securities, the Initial Purchasers on behalf of such Holders, Special Counsel or any underwriter.

(q) in the case of a Shelf Registration, use its best efforts to cause all Exchange Securities and Shelf Registrable Securities to be listed on any securities exchange on which similar debt securities issued by the Company are then listed if requested by the Majority Holders or if requested by the underwriter or underwriters of an underwritten offering of Registrable Securities, if any;

(r) in the case of a Shelf Registration, use its reasonable best efforts to cause the Shelf Registrable Securities to be rated by two nationally recognized statistical rating agencies, if so requested by the Majority Holders, or if requested by the underwriter or underwriters of an underwritten offering of Registrable Securities, if any;

(s) otherwise comply with all applicable rules and regulations of the SEC and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 thereunder;

(t) cooperate and assist in any filings required to be made with the NASD and, in the case of a Shelf Registration, in the performance of any due diligence investigation by any underwriter and its counsel (including any "qualified independent underwriter" that is required to be retained in accordance with the rules and regulations of the NASD); and

(u) upon consummation of an Exchange Offer or a Private Exchange, obtain a customary opinion of counsel to the Company addressed to the Trustee for the benefit of all Holders of Registrable Securities participating in the Exchange Offer or Private Exchange, and which includes an opinion that (i) the Company has duly authorized, executed and delivered the Exchange Securities and/or Private Exchange Securities, as applicable, and the related indenture, and (ii) each of the Exchange Securities and related indenture constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms (with customary exceptions).

In the case of a Shelf Registration Statement, the Company may (as a condition to such Holder’s participation in the Shelf Registration) require each Holder of Shelf Registrable Securities to furnish to the Company such information regarding the Holder and the proposed distribution by such Holder of such Shelf Registrable Securities as the Company may from time to time reasonably request in writing for use in connection with any Shelf Registration Statement or Prospectus included therein, including without limitation, information specified in Item 507 of Regulation S-K under the 1933 Act.

In the case of a Shelf Registration Statement, each Holder agrees that, upon receipt of any notice from the Company of the happening of any event or the discovery of any facts, each of the kind described in Section 3(e)(v) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(k) hereof, and, if so directed by the Company, such Holder will deliver to the Company (at its expense) all copies in such Holder’s possession, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Shelf Registrable Securities current at the time of receipt of such notice.

During any 365-day period, the Company, upon notice to the Holders, may suspend the availability of such Registration Statement for up to two periods of up to 45 consecutive days (except for the consecutive 45-day period immediately prior to the maturity of the Securities), but not more than an aggregate of 60 days during any 365-day period, if the Company’s Board of Directors determines in good faith that there is a valid purpose for the suspension.

If any of the Registrable Securities covered by any Shelf Registration Statement are to be sold in an underwritten offering, the underwriter or underwriters and manager or managers that will manage such offering will be selected by the Majority Holders of such Registrable Securities included in such offering, provided such selection is acceptable to the Company. No Holder of Registrable Securities may participate in any underwritten registration hereunder unless such Holder (a) agrees to sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

4. Indemnification; Contribution.

(a) The Company agrees to indemnify and hold harmless the Initial Purchasers, each Holder, each Participating Broker-Dealer, each Person who participates as an underwriter (any such Person being an "Underwriter") and each Person, if any, who controls any Holder or Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto) pursuant to which Exchange Securities or Registrable Securities were registered under the 1933 Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 4(d) below) any such settlement is effected with the written consent of the Company; and

(iii) against any and all expense, as incurred (including the fees and disbursements of counsel chosen by any indemnified party as provided therein), reasonably incurred in investigating or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Holder or Underwriter expressly for use in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto), and provided further, that the Company shall not indemnify any Underwriter or any person who controls such Underwriter from any loss, liability, claim or damage (or expense incurred in connection therewith) alleged by any person who purchased Exchange Securities or Registrable Securities from such Underwriter if the untrue statement, omission or allegation thereof upon which such loss, liability, claim or damage is based was made in (i) any preliminary prospectus, if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to such person at or prior to the written confirmation of the sale of Exchange Securities or Registrable Securities to such person, and if the Prospectus (as so amended or supplemented) corrected the untrue statement or omission giving rise to such loss, claim, damage or liability; (ii) any Prospectus used by such Underwriter or any person who controls such Underwriter, after such time as the Company advised the Underwriters that the filing of a post-effective amendment or supplement thereto was required, except the Prospectus as so amended or supplemented, if the Prospectus as amended or supplemented by such post-effective amendment or supplement would not have given rise to such loss, liability, claim or damage; or (iii) any Prospectus used after such time as the obligation of the Company to keep the same current and effective has expired.

(b) Each Holder severally, but not jointly, agrees to indemnify and hold harmless the Company, the Initial Purchasers, each Underwriter and the other selling Holders, and each of their respective directors and officers, and each Person, if any, who controls the Company, the Initial Purchasers, any Underwriter or any other selling Holder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 4(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Shelf Registration Statement (or any amendment thereto) or any Prospectus included therein (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to such Holder furnished to the Company by such Holder expressly for use in the Shelf Registration Statement (or any amendment thereto) or such Prospectus (or any amendment or supplement thereto); provided, however, that no such Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Shelf Registration Statement.

(c) Each indemnified party shall give written notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, and the indemnifying party shall assume the defense thereof, including the employment of counsel satisfactory to the indemnified party, and the payment of all expenses. Any omission to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Any such indemnified party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but the fees and expenses of such separate counsel shall be paid by such indemnified party unless (a) the indemnifying party has agreed to pay such fees and expenses or (b) the indemnifying party shall have failed to assume the defense of such action or proceeding and employ counsel reasonably satisfactory to the indemnified party in any such action or proceeding within a reasonable time or (c) the named parties to any such action or proceeding (including any impleaded parties) include both such indemnified party and indemnifying party, and the indemnified party shall have been advised by its counsel that there may be a conflict of interest between such indemnified party and indemnifying party in the conduct of the defense of such action (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of such indemnified party), it being understood, however, that the indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (unless the members of such firm are not admitted to practice in a jurisdiction where an action is pending, in which case the indemnifying party shall pay the reasonable fees and expenses of one additional firm of attorneys to act as local counsel in such jurisdiction, provided the services of such counsel are substantially limited to that of appearing as attorneys of record) at any time for all indemnified parties, which firm shall be designated in writing by the indemnified party. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 4 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 4(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement unless the indemnifying party in good faith shall be contesting the reasonableness of such fees and expenses (but only to the extent so contested) or the entitlement of the indemnified party to indemnification under the terms of this Section 4.

(e) If the indemnification provided for in this Section 4 is for any reason unavailable to hold harmless an indemnified party (other than by reason of the first sentence of Section 4(c)) in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders and the Initial Purchasers on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative fault of the Company on the one hand and the Holders and the Initial Purchasers on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, the Holders or the Initial Purchasers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Holders and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 4 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 4. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 4 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 4, no Initial Purchaser shall be required to contribute any amount in excess of the amount by which the total price at which the Securities purchased and sold by it were offered exceeds the amount of any damages which such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 4, each Person, if any, who controls an Initial Purchaser or Holder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Initial Purchaser or Holder, and each Person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Initial Purchasers’ respective obligations to contribute pursuant to this Section 4 are several in proportion to the principal amount of Securities set forth opposite their respective names in Schedule A to the Purchase Agreement and not joint.

5. Miscellaneous.

5.1 Rule 144 and Rule 144A. For so long as the Company is subject to the reporting requirements of Section 13 or 15 of the 1934 Act, the Company covenants that it will file the reports required to be filed by it under the 1933 Act and Section 13(a) or 15(d) of the 1934 Act and the rules and regulations adopted by the SEC thereunder. If the Company ceases to be so required to file such reports, the Company covenants that it will upon the request of any Holder of Registrable Securities (a) make publicly available such information as is necessary to permit sales pursuant to Rule 144 under the 1933 Act, (b) deliver such information to a prospective purchaser as is necessary under applicable rules and regulations to permit sales pursuant to Rule 144A under the 1933 Act and it will take such further action as any Holder of Registrable Securities may reasonably request, and (c) take such further action that is reasonable in the circumstances, in each case, to the extent required from time to time to enable such Holder to sell its Registrable Securities without registration under the 1933 Act within the limitation of the exemptions provided by (i) Rule 144 under the 1933 Act, as such Rule may be amended from time to time, (ii) Rule 144A under the 1933 Act, as such Rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements. The Company’s obligations under this Section 5.1 shall terminate upon the later of the consummation of the Exchange Offer and the Effectiveness Period.

5.2 No Inconsistent Agreements. The Company has not entered into and the Company will not after the date of this Agreement enter into any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not and will not for the term of this Agreement in any way conflict with the rights granted to the holders of the Company’s other issued and outstanding securities under any such agreements.

5.3 Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Registrable Securities affected by such amendment, modification, supplement, waiver or departure.

5.4 Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telecopier, or any courier guaranteeing overnight delivery (a) if to a Holder, at the most current address given by such Holder to the Company by means of a notice given in accordance with the provisions of this Section 5.4, which address initially is the address set forth in the Purchase Agreement with respect to the Initial Purchasers; and (b) if to the Company, initially at the Company’s address set forth in the Purchase Agreement, and thereafter at such other address of which notice is given in accordance with the provisions of this Section 5.4.

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; two business days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if telecopied; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery.

Copies of all such notices, demands, or other communications shall be concurrently delivered by the person giving the same to the Trustee under the Indenture, at the address specified in such Indenture.

5.5 Successor and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders; provided that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms of the Purchase Agreement or the Indenture. If any transferee of any Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement, including the restrictions on resale set forth in this Agreement and, if applicable, the Purchase Agreement, and such person shall be entitled to receive the benefits hereof.

5.6 Third Party Beneficiaries. The Initial Purchasers (even if the Initial Purchasers are not Holders of Registrable Securities) shall be third party beneficiaries to the agreements made hereunder between the Company, on the one hand, and the Holders, on the other hand, and shall have the right to enforce such agreements directly to the extent they deem such enforcement necessary or advisable to protect their rights or the rights of Holders hereunder. Each Holder of Registrable Securities shall be a third party beneficiary to the agreements made hereunder between the Company, on the one hand, and the Initial Purchasers, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights hereunder.

5.7 Specific Enforcement. Without limiting the remedies available to the Initial Purchasers and the Holders, the Company acknowledges that any failure by the Company to comply with its obligations under Sections 2.1 through 2.4 hereof may result in material irreparable injury to the Initial Purchasers or the Holders for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Initial Purchasers or any Holder may obtain such relief as may be required to specifically enforce the Company’s obligations under Sections 2.1 through 2.4 hereof.

5.8 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

5.9 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

5.10 GOVERNING LAW; CONSENT TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE OF PROCESS.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS THEREOF.

(b) Each of the Initial Purchasers and the Company irrevocably consents and agrees that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or based on this Agreement may be brought in any United States federal or state court in the State of New York, County of New York.

(c) The Company designates, appoints, and empowers CT Corporation System with offices currently at 111 Eighth Avenue, New York, New York 10011, as its designee, appointee and agent to receive and accept for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against the Company in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement, the Purchase Agreement and the Indenture and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Company agrees to designate a new designee, appointee and agent in The City of New York on the terms and for the purposes of this Section 5 reasonably satisfactory to the Majority Holders. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Company by serving a copy thereof upon the relevant agent for service of process referred to in this Section 5.10 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service). The Company agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement, the Purchase Agreement and the Indenture brought in the federal courts located in The City of New York or the courts of the State of New York located in The County of New York and hereby further irrevocably and unconditionally waives and agrees, to the fullest extent permitted by law, not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

5.11 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.

By:
Name:
Title:

CONFIRMED AND ACCEPTED
as of the date first above written:

CREDIT SUISSE FIRST BOSTON LLC

By:
Authorized Signatory

For itself and as Representative of the other Initial Purchasers named in Schedule A to the Purchase Agreement.

Exhibit 2.3

_______________________

Registration Rights Agreement

Dated as of June 1, 2005

between

Controladora Comercial Mexicana, S.A. de C.V.

and

Credit Suisse First Boston LLC

_________________________

REGISTRATION RIGHTS AGREEMENT This Registration Rights Agreement (this "Agreement") is made and entered into this 1st day of June 2005, between Controladora Comercial Mexicana, S.A. de C.V. , a limited liability variable stock corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (the "Company") and Credit Suisse First Boston LLC ("CSFB"), as representative of the several Initial Purchasers listed in Schedule A to the Purchase Agreement (as defined herein) (the "Initial Purchasers"). This Agreement is made pursuant to the Purchase Agreement, dated May 25, 2005, among the Company and the Initial Purchasers (the "Purchase Agreement"), which provides for the sale by the Company to the Initial Purchasers of an aggregate of U.S.$200,000,000 principal amount of the Company’s 6.625% Senior Notes due 2015 (the "Securities"). In order to induce the Initial Purchasers to enter into the Purchase Agreement, the Company has agreed to provide to the Initial Purchasers and their direct and indirect transferees the registration rights set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement. In consideration of the foregoing, the parties hereto agree as follows: 1. Definitions. As used in this Agreement, the following capitalized defined terms shall have the following meanings: "1933 Act" shall mean the Securities Act of 1933, as amended. "1934 Act" shall mean the Securities Exchange Act of 1934, as amended. "Business Day" shall mean a day that is not a Saturday, a Sunday, or a day on which banking institutions in New York, New York or Luxembourg are authorized or required to be closed. "Closing Date" shall mean the Closing Time as defined in the Purchase Agreement. "Company" shall have the meaning set forth in the preamble and shall also include the Company’s successors. "Depositary" shall mean The Depository Trust Company, or any other depositary appointed by the Company, provided, however, that such depositary must have an address in the Borough of Manhattan, in The City of New York. "Exchange Offer" shall mean the exchange offer by the Company of Exchange Securities for Registrable Securities pursuant to Section 2.1 hereof. "Exchange Offer Registration" shall mean a registration under the 1933 Act effected pursuant to Section 2.1 hereof. "Exchange Offer Registration Statement" shall mean an exchange offer registration statement on Form F-4 (or, if applicable, on another appropriate form), and all amendments and supplements to such registration statement, including the Prospectus contained therein, all exhibits thereto and all documents incorporated by reference therein. "Exchange Period" shall have the meaning set forth in Section 2.1 hereof. "Exchange Securities" shall mean the 6.625% Senior Notes due 2015 issued by the Company under the Indenture containing terms identical to the Securities in all material respects (except for references to certain interest rate provisions, restrictions on transfers and restrictive legends), to be offered to Holders of Securities in exchange for Registrable Securities pursuant to the Exchange Offer. "Holder" shall mean an Initial Purchaser, for so long as it owns any Registrable Securities, and each of its successors, assigns and direct and indirect transferees who become registered owners of Registrable Securities under the Indenture and each Participating Broker- Dealer that holds Exchange Securities for so long as such Participating Broker-Dealer is required to deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchange Securities. "Indenture" shall mean the Indenture relating to the Securities dated as of June 1, 2005, between the Company and The Bank of New York, as Trustee, as supplemented by the first supplemental indenture dated as of June 1, 2005 among the Company, The Bank of New York, as Trustee, Registrar, Paying Agent and Transfer Agent and Dexia Banque Internationale à Luxembourg, Société Anonyme, as Luxembourg Paying Agent and Transfer Agent as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof. "Initial Purchaser" or "Initial Purchasers" shall have the meaning set forth in the preamble. "Majority Holders" shall mean the Holders of a majority of the aggregate principal amount of Outstanding (as defined in the Indenture) Registrable Securities; provided that whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company and other obligors on the Securities or any (as defined in the Indenture) of the Company shall be disregarded in determining whether such consent or approval was given by the Holders of such required percentage amount. "Participating Broker-Dealer" shall mean any of CSFB and any other broker-dealer that makes a market in the Securities and exchanges Registrable Securities in the Exchange Offer for Exchange Securities. "Person" shall mean an individual, partnership (general or limited), corporation, limited liability company, trust, unincorporated organization or a government or agency or political subdivision thereof. "Private Exchange" shall have the meaning set forth in Section 2.1 hereof. "Private Exchange Securities" shall have the meaning set forth in Section 2.1 hereof. "Prospectus" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including any such prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by a Shelf Registration Statement, and by all other amendments and supplements to a prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein. "Purchase Agreement" shall have the meaning set forth in the preamble. "Registrable Securities" shall mean the Securities and, if issued, the Private Exchange Securities; provided, however, that Securities and, if issued, the Private Exchange Securities, shall cease to be Registrable Securities when (i) a Registration Statement with respect to such Securities shall have been declared effective under the 1933 Act and such Securities shall have been disposed of pursuant to such Registration Statement, (ii) such Securities have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the 1933 Act, (iii) such Securities shall have ceased to be outstanding or (iv) the Exchange Offer is consummated (except in the case of Securities purchased from the Company and continued to be held by the Initial Purchasers). "Registration Expenses" shall mean any and all expenses incident to performance of or compliance by the Company with this Agreement, including without limitation: (i) all SEC, stock exchange or National Association of Securities Dealers, Inc. (the "NASD") registration and filing fees, including, if applicable, the fees and expenses of any "qualified independent underwriter" (and its counsel) that is required to be retained by any holder of Registrable Securities in accordance with the rules and regulations of the NASD, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws and compliance with the rules of the NASD (including reasonable fees and disbursements of counsel for any underwriters or Holders in connection with blue sky qualification of any of the Exchange Securities or Registrable Securities and any filings with the NASD), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all fees and expenses incurred in connection with the listing, if any, of any of the Registrable Securities on any securities exchange or exchanges, (v) all rating agency fees, (vi) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, (vii) the fees and expenses of the Trustee, and any escrow agent or custodian, (viii) the reasonable expenses of the Initial Purchasers in connection with the Exchange Offer, including the reasonable fees and expenses of counsel to the Initial Purchasers in connection therewith, (ix) the reasonable fees and disbursements of Cleary Gottlieb Steen & Hamilton LLP, counsel representing the Holders of Shelf Registrable Securities or Special Counsel and (x) the reasonable fees and disbursements of the underwriters customarily required to be paid by issuers or sellers of securities and the fees and expenses of any special experts retained by the Company in connection with any Registration Statement, but excluding underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities by a Holder. "Registration Statement" shall mean any registration statement of the Company which covers any of the Exchange Securities or Registrable Securities pursuant to the provisions of this Agreement, and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein. "SAS 72" shall mean Statement on Auditing Standards No. 72. "SEC" shall mean the United States Securities and Exchange Commission or any successor agency or government body performing the functions currently performed by the United States Securities and Exchange Commission. "Shelf Registrable Securities" shall have the meaning set forth in Section 2.5. "Shelf Registration" shall mean a registration effected pursuant to Section 2.2 hereof. "Shelf Registration Statement" shall mean a "shelf" registration statement of the Company pursuant to the provisions of Section 2.2 of this Agreement which covers all of the Registrable Securities or all of the Private Exchange Securities on an appropriate form under Rule 415 under the 1933 Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein. "Special Counsel" shall have the meaning set forth in Section 3(g)(i). "TIA" shall have the meaning set forth in Section 2.1. "Trustee" shall mean the trustee with respect to the Securities under the Indenture. 2. Registration Under the 1933 Act.

2.1 Exchange Offer

.. The Company shall, for the benefit of the Holders, at the Company’s cost, (A) use its best efforts to file with the SEC an Exchange Offer Registration Statement within 90 days on an appropriate form under the 1933 Act with respect to a proposed Exchange Offer and the issuance and delivery to the Holders, in exchange for the Registrable Securities (other than Private Exchange Securities), of a like principal amount of Exchange Securities, (B) use its reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the 1933 Act within 210 days of the Closing Date, (C) use its best efforts to keep the Exchange Offer Registration Statement effective until the closing of the Exchange Offer, (D) use its best efforts to cause the Exchange Offer to be consummated not later than 270 days following the Closing Date and (E) for a period of 90 days following the consummation of the exchange offer, to make available a prospectus meeting the requirements of the Securities Act to any such participating broker-dealer for use in connection with any resale of any exchange notes acquired in the exchange offer. The Exchange Securities will be issued under the Indenture. Upon the effectiveness of the Exchange Offer Registration Statement, the Company shall promptly commence the Exchange Offer, it being the objective of such Exchange Offer to enable each Holder eligible and electing to exchange Registrable Securities for Exchange Securities (assuming that such Holder (a) is not an affiliate of the Company within the meaning of Rule 405 under the 1933 Act, (b) is not a broker-dealer tendering Registrable Securities acquired directly from the Company for its own account, (c) acquired the Exchange Securities in the ordinary course of such Holder’s business and (d) has no arrangements or understandings with any Person to participate in the Exchange Offer for the purpose of distributing the Exchange Securities) to transfer such Exchange Securities from and after their receipt without any limitations or restrictions under the 1933 Act and under state securities or blue sky laws. In connection with the Exchange Offer, the Company shall: (a) mail as promptly as practicable to each Holder a copy of the Prospectus forming part of the Exchange Offer Registration Statement, together with an appropriate letter of transmittal and related documents; (b) keep the Exchange Offer open for acceptance for a period of not less than 20 Business Days after the date notice thereof is mailed to the Holders (or longer if required by applicable law) (such period referred to herein as the "Exchange Period"); (c) utilize the services of the Depositary for the Exchange Offer; (d) permit Holders to withdraw tendered Registrable Securities at any time prior to the close of business, New York City time, on the last Business Day of the Exchange Period, by sending to the institution specified in the notice, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Registrable Securities delivered for exchange, and a statement that such Holder is withdrawing such Holder’s election to have such Securities exchanged; (e) notify each Holder that any Registrable Security not tendered will remain outstanding and continue to accrue interest but will not retain any rights under this Agreement (except in the case of the Initial Purchasers and Participating Broker-Dealers as provided herein); and (f) otherwise comply in all material respects with all applicable laws relating to the Exchange Offer. If, prior to consummation of the Exchange Offer, the Initial Purchasers hold any Securities acquired by them and having the status of an unsold allotment in the initial distribution, the Company upon the request of any Initial Purchaser shall, simultaneously with the delivery of the Exchange Securities in the Exchange Offer, issue and deliver to such Initial Purchaser in exchange (the "Private Exchange") for the Securities held by such Initial Purchaser, a like principal amount of debt securities of the Company, that are identical (except that such securities shall bear appropriate transfer restrictions) to the Exchange Securities (the "Private Exchange Securities"). The Exchange Securities and the Private Exchange Securities shall be issued under (i) the Indenture or (ii) an indenture identical in all material respects to the Indenture and which, in either case, has been qualified under the TIA, or is exempt from such qualification and shall provide that the Exchange Securities shall not be subject to the transfer restrictions set forth in the Indenture but that the Private Exchange Securities shall be subject to such transfer restrictions. The Indenture or such indenture shall provide that the Exchange Securities, the Private Exchange Securities and the Securities shall vote and consent together on all matters as one class and that none of the Exchange Securities, the Private Exchange Securities or the Securities will have the right to vote or consent as a separate class on any matter. The Private Exchange Securities shall be of the same series as the Exchange Securities. As soon as practicable after the close of the Exchange Offer and/or the Private Exchange, as the case may be, the Company shall: (i) accept for exchange all Registrable Securities duly tendered and not validly withdrawn pursuant to the Exchange Offer in accordance with the terms of the Exchange Offer Registration Statement and the letter of transmittal which shall be an exhibit thereto; (ii) accept for exchange all Securities properly tendered and not validly withdrawn pursuant to the Private Exchange; (iii) deliver, or cause to be delivered, to the Trustee for cancellation all Registrable Securities so accepted for exchange; and (iv) cause the Trustee promptly to authenticate and deliver Exchange Securities or Private Exchange Securities, as the case may be, to each Holder of Registrable Securities so accepted for exchange in a principal amount equal to the principal amount of the Registrable Securities of such Holder so accepted for exchange. Interest on each Exchange Security and Private Exchange Security will accrue from the last date on which interest was paid on the Registrable Securities surrendered in exchange therefor or, if no interest has been paid on the Registrable Securities, from the date of original issuance. The Exchange Offer and the Private Exchange shall not be subject to any conditions, other than (i) that the Exchange Offer or the Private Exchange, or the making of any exchange by a Holder, does not violate applicable law or any applicable interpretation of the staff of the SEC, (ii) the valid tendering of Registrable Securities in accordance with the Exchange Offer and the Private Exchange, (iii) that each Holder of Registrable Securities exchanged in the Exchange Offer shall have represented that all Exchange Securities to be received by it shall be acquired in the ordinary course of its business and that at the time of the consummation of the Exchange Offer it shall have no arrangement or understanding with any person to participate in the distribution (within the meaning of the 1933 Act) of the Exchange Securities and shall have made such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render the use of Form F-4 or other appropriate form under the 1933 Act available and (iv) that no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer or the Private Exchange which, in the Company’s judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer or the Private Exchange. Upon consummation of the Exchange Offer in accordance with this Agreement, the Company shall have no further obligation to register the Registrable Securities pursuant to Section 2.2 of this Agreement.

2.2 Shelf Registration

.. (i) If, because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC, the Company determines after consultation with its outside counsel that it is not permitted to effect the Exchange Offer as contemplated by Section 2.1 hereof, (ii) if for any other reason (A) the Exchange Offer Registration Statement is not declared effective within 210 days following the original issue of the Registrable Securities or (B) the Exchange Offer is not consummated within 270 days after the original issue of the Registrable Securities, (iii) upon the request of any of the Initial Purchasers holding Private Exchange Securities with respect to Registrable Securities that are not eligible for Exchange Securities in the Exchange Offer or if the Initial Purchasers do not receive freely tradable Exchange Securities in the Exchange Offer or (iv) upon notice of any Holder (other than an Initial Purchaser) given to the Company in writing within 30 days after the commencement of the Exchange Offer that (A) due to a change in law or SEC policy it is not entitled to participate in the Exchange Offer, (B) due to a change in law or SEC policy it may not resell the Exchange Securities acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales by such Holder or (C) it is a broker-dealer and owns Registrable Securities acquired directly from the Company or an affiliate of the Company, then in case of each of clauses (i) through (iv) the Company shall, at its cost: (a) As promptly as practicable, file with the SEC, and thereafter shall use its reasonable best efforts to cause to be declared effective as promptly as practicable but no later than 210 days after the original issue of the Registrable Securities, a Shelf Registration Statement relating to the offer and sale of the Registrable Securities by the Holders from time to time in accordance with the methods of distribution elected by the Majority Holders participating in the Shelf Registration and set forth in such Shelf Registration Statement. (b) Use its reasonable best efforts to keep the Shelf Registration Statement continuously effective in order to permit the Prospectus forming part thereof to be usable by Holders for a period of two years from the original issue of the Registrable Securities, or for such shorter period that will terminate when all Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or cease to be outstanding or otherwise to be Registrable Securities (the "Effectiveness Period"); provided, however, that the Effectiveness Period in respect of the Shelf Registration Statement shall be extended up to a maximum of 90 days if necessary to permit dealers to comply with the applicable prospectus delivery requirements of Rule 174 under the 1933 Act and as otherwise provided herein. (c) Notwithstanding any other provisions hereof, use its reasonable best efforts to ensure that (i) any Shelf Registration Statement and any amendment thereto and any Prospectus forming part thereof and any supplement thereto complies in all material respects with the 1933 Act and the rules and regulations thereunder, (ii) any Shelf Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) any Prospectus forming part of any Shelf Registration Statement, and any supplement to such Prospectus (as amended or supplemented from time to time), does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. The Company shall not permit any securities other than Registrable Securities to be included in the Shelf Registration Statement. The Company further agrees, if necessary, to supplement or amend the Shelf Registration Statement, as required by Section 3(b) below, and to furnish to the Holders of Registrable Securities copies of any such supplement or amendment promptly as reasonably practicable after its being used or filed with the SEC.

2.3 Expenses

.. The Company shall pay all Registration Expenses in connection with the registration pursuant to Section 2.1 or 2.2. Each Holder shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such Holder’s Registrable Securities pursuant to the Shelf Registration Statement. 2.4 Effectiveness. (a) The Company will be deemed not to have used its reasonable best efforts to cause the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, to become, or to remain, effective during the requisite period if the Company voluntarily takes any action that would, or omits to take any action which omission would, result in any such Registration Statement not being declared effective or in the Holders of Registrable Securities covered thereby not being able to exchange or offer and sell such Registrable Securities during that period as and to the extent contemplated hereby, unless (i) such action is required by applicable law, or (ii) such action is taken by the Company in good faith and for valid business reasons (not including avoidance of the Company’s obligations hereunder), including the acquisition or divestiture of assets, so long as the Company promptly thereafter complies with the requirements of Section 3(k) hereof, if applicable. (b) An Exchange Offer Registration Statement pursuant to Section 2.1 hereof or a Shelf Registration Statement pursuant to Section 2.2 hereof will not be deemed to have become effective unless it has been declared effective by the SEC; provided, however, that if, after it has been declared effective, the offering of Registrable Securities pursuant to an Exchange Offer Registration Statement or a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have become effective during the period of such interference, until the offering of Registrable Securities pursuant to such Registration Statement may legally resume.

2.5 Interest

.. In the event that either (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 90 calendar day following the date of original issue of the Securities, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 210th calendar day following the date of original issue of the Securities or (c) the Exchange Offer is not consummated or, if required, a Shelf Registration Statement is not declared effective, in either case, on or prior to the 270th calendar day following the date of original issue of the Securities (each such event referred to in clauses (a) through (c) above, a "Registration Default"), the interest rate borne by the Securities affected by the Registration Default shall be increased ("Additional Interest") by an additional 25 basis points per annum upon the occurrence of each Registration Default, which rate will increase by an additional 25 basis points at the beginning of each 90-day period (or portion thereof) that such Additional Interest continues to accrue under any such circumstance, provided that the maximum aggregate increase in the interest rate will in no event exceed 100 basis points per annum provided, however, that no Additional Interest shall be payable if the Exchange Offer Registration Statement is not filed or declared effective or the Exchange Offer is not consummated on account of the reasons set forth in clause (i) of the first paragraph of Section 2.2 (it being understood, however, that in any such case the Company shall be obligated to file a Shelf Registration Statement and Additional Interest shall be payable if the Shelf Registration Statement is not declared effective in accordance with clause (c)), that no Additional Interest shall be payable if the Shelf Registration Statement is not declared effective as set forth above because the request under clause (iii) of Section 2.2 or notice under clause (iv) of such paragraph was not made on a timely basis; and provided, further, that Additional Interest shall only be payable in case the Shelf Registration Statement is not declared effective as aforesaid. Immediately following the cure of a Registration Default, the accrual of Additional Interest with respect to that particular Registration Default will cease. Immediately following the cure of all Registration Defaults or the date on which the Exchange Securities are saleable pursuant to Rule 144(k) under the 1933 Act or any successor provision, the accrual of Additional Interest will cease and the interest rate will revert to the original rate. If the Shelf Registration Statement is declared effective but becomes unusable by the Holders of Registrable Securities covered by such Shelf Registration Statement ("Shelf Registrable Securities") for any reason, and the aggregate number of days in any consecutive twelve-month period for which the Shelf Registration Statement shall not be usable exceeds 30 days in the aggregate, then the interest rate borne by the Shelf Registrable Securities will be increased by an additional 25 basis points per annum for the first 90-day period (or portion thereof) beginning on the 31st such day that such Shelf Registration Statement ceases to be usable, which rate shall be increased by an additional 25 basis points per annum at the beginning of each subsequent 90-day period; provided that the maximum aggregate increase in the interest rate as a result of a Shelf Registration Statement being unusable (inclusive of any interest that accrues on such Shelf Registrable Securities pursuant to the first paragraph of this Section 2.5) will in no event exceed 100 basis points per annum. Upon the Shelf Registration Statement once again becoming usable, the interest rate borne by the Shelf Registrable Securities will be reduced to the original interest rate. Additional Interest shall be computed based on the actual number of days elapsed in each 90-day period in which the Shelf Registration Statement is unusable. The Company shall notify the Trustee within five business days after each and every date on which an event occurs in respect of which Additional Interest is required to be paid (an "Event Date"). Additional Interest shall be paid by depositing with the Trustee, in trust, for the benefit of the Holders of Registrable Securities entitled to receive the interest payment, on or before the applicable semiannual interest payment date, immediately available funds in sums sufficient to pay the Additional Interest then due. The Additional Interest due shall be payable on each interest payment date to the record Holder of Securities entitled to receive the interest payment to be paid on such date as set forth in the Indenture. Each obligation to pay Additional Interest shall be deemed to accrue from and including the day following the applicable Event Date.

2.6 Luxembourg Stock Exchange

.. The Company shall, for the benefit of the Holders, use its best efforts to (A) file an application to list the Exchange Securities and the Shelf Registrable Securities, if any, on the Luxembourg Stock Exchange; (B) inform the Luxembourg Stock Exchange and cause notice to be published in a daily newspaper of general circulation in Luxembourg prior to commencing the Exchange Offer or the Shelf Registration; (C) provide to the Luxembourg Stock Exchange documents relating to the Exchange Offer or Shelf Registration and consummate the exchange at the office of Dexia Banque Internationale à Luxembourg, Société Anonyme, the paying and transfer agent in Luxembourg, at 69 route d’Esch, L-2953 Luxembourg, and (D) provide the results of the Exchange Offer or the Shelf Registration, including any increase in the interest rate, to the Luxembourg Stock Exchange and cause such results to be published in a daily newspaper of general circulation in Luxembourg. 3. Registration Procedures. In connection with the obligations of the Company with respect to Registration Statements pursuant to Sections 2.1 and 2.2 hereof, the Company shall: (a) prepare and file with the SEC a Registration Statement, within the relevant time period specified in Section 2, on the appropriate form under the 1933 Act, which form (i) shall be selected by the Company, (ii) shall, in the case of a Shelf Registration, be available for the sale of the Shelf Registrable Securities by the selling Holders thereof, and (iii) shall comply as to form in all material respects with the requirements of the applicable form and include or incorporate by reference all financial statements required by the SEC to be filed therewith or incorporated by reference therein; (b) prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary under applicable law to keep such Registration Statement effective for the applicable period; and cause each Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provision then in force) under the 1933 Act and comply with the provisions of the 1933 Act, the 1934 Act and the rules and regulations thereunder applicable to them with respect to the disposition of all securities covered by each Registration Statement during the applicable period in accordance in the case of a Shelf Registration with the intended method or methods of distribution by the selling Holders thereof (including sales by any Participating Broker-Dealer); (c) in the case of a Shelf Registration, (i) notify each Holder of Registrable Securities, at least five business days prior to filing, that a Shelf Registration Statement with respect to the Registrable Securities is being filed and advising such Holders that the distribution of Registrable Securities will be made in accordance with the method selected by the Majority Holders participating in the Shelf Registration; (ii) furnish to each Holder of Registrable Securities and to each underwriter of an underwritten offering of Registrable Securities, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Holder or underwriter may reasonably request, including financial statements and schedules and, if the Holder so requests, all exhibits in order to facilitate the public sale or other disposition of the Registrable Securities; and (iii) hereby consent to the use of the Prospectus or any amendment or supplement thereto by each of the selling Holders of Registrable Securities, in accordance with applicable law, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto; (d) use its best efforts to register or qualify the Registrable Securities under all applicable state securities or "blue sky" laws of such jurisdictions as any Holder of Registrable Securities covered by a Registration Statement and each underwriter of an underwritten offering of Registrable Securities shall reasonably request by the time the applicable Registration Statement is declared effective by the SEC, and do any and all other acts and things which may be reasonably necessary or advisable to enable each such Holder and underwriter to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; provided, however, that the Company shall not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (ii) take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject, or (iii) conform its capitalization or the composition of its assets at the time to the securities or blue sky laws of such jurisdiction; (e) notify promptly each Holder of Registrable Securities under a Shelf Registration or any Participating Broker-Dealer who has notified the Company that it is utilizing the Exchange Offer Registration Statement as provided in paragraph (f) below and, if requested by such Holder or Participating Broker-Dealer, confirm such advice in writing promptly (i) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of any request by the SEC or any state securities authority for post-effective amendments and supplements to a Registration Statement and Prospectus or for additional information after the Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) in the case of a Shelf Registration, if, between the effective date of a Registration Statement and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Company contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects, (v) of the happening of any event or the discovery of any facts during the period a Shelf Registration Statement is effective which makes any statement made in such Registration Statement or the related Prospectus untrue in any material respect or which requires the making of any changes in such Registration Statement or Prospectus in order to make the statements therein not misleading, (vi) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities or the Exchange Securities, as the case may be, for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (vii) of any determination by the Company that a post-effective amendment to such Registration Statement would be appropriate; (f) (A) in the case of the Exchange Offer Registration Statement (i) include in the Exchange Offer Registration Statement a section entitled "Plan of Distribution" which section shall be reasonably acceptable to CSFB on behalf of the Participating Broker-Dealers, and which shall contain a summary statement of the positions taken or policies made by the staff of the SEC with respect to the potential "underwriter" status of any broker-dealer that holds Registrable Securities acquired for its own account as a result of market-making activities or other trading activities and that will be the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of Exchange Securities to be received by such broker-dealer in the Exchange Offer, whether such positions or policies have been publicly disseminated by the staff of the SEC or such positions or policies, in the reasonable judgment of CSFB on behalf of the Participating Broker-Dealers and its counsel, represent the prevailing views of the staff of the SEC, including a statement that any such broker-dealer who receives Exchange Securities for Registrable Securities pursuant to the Exchange Offer may be deemed a statutory underwriter and must deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchange Securities, (ii) furnish to each Participating Broker-Dealer who has delivered to the Company the notice referred to in Section 3(e), without charge, as many copies of each Prospectus included in the Exchange Offer Registration Statement, including any preliminary prospectus, and any amendment or supplement thereto, as such Participating Broker-Dealer may reasonably request, (iii) hereby consent to the use of the Prospectus forming part of the Exchange Offer Registration Statement or any amendment or supplement thereto, by any Person subject to the prospectus delivery requirements of the SEC, including all Participating Broker-Dealers, in connection with the sale or transfer of the Exchange Securities covered by the Prospectus or any amendment or supplement thereto, and (iv) include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer (x) the following provision: "If the exchange offeree is a broker-dealer holding Registrable Securities acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of Exchange Securities received in respect of such Registrable Securities pursuant to the Exchange Offer"; and (y) a statement to the effect that by a broker-dealer making the acknowledgment described in clause (x) and by delivering a Prospectus in connection with the exchange of Registrable Securities, the broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the 1933 Act; and (B) in the case of any Exchange Offer Registration Statement, the Company agrees to deliver to CSFB on behalf of the Participating Broker-Dealers upon the effectiveness of the Exchange Offer Registration Statement officers’ certificates substantially in the form customarily delivered in a public offering of debt securities and (iii) if requested by CSFB, a comfort letter or comfort letters in customary form to the extent permitted by SAS 72 (or if such a comfort letter is not permitted by SAS 72, an agreed upon procedures letter in customary form) from the Company’s independent certified public accountants (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Registration Statement) at least as broad in scope and coverage as the comfort letter or comfort letters delivered to the Initial Purchasers in connection with the initial sale of the Securities to the Initial Purchasers; (g) (i) in the case of an Exchange Offer, furnish counsel for the Initial Purchasers and (ii) in the case of a Shelf Registration, furnish Cleary Gottlieb Steen & Hamilton LLP, as special counsel for the Holders of Shelf Registrable Securities (or, if Cleary Gottlieb Steen & Hamilton LLP is unable or unwilling to serve, such other special counsel (but not more than one) as may be selected by the Holders of a majority in principal amount of such Shelf Registrable Securities ("Special Counsel")), copies of comment letters received from the SEC or any other request by the SEC or any state securities authority for amendments or supplements to a Registration Statement and Prospectus or for additional information; (h) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment; (i) in the case of a Shelf Registration, furnish to each Holder of Registrable Securities, and each underwriter, if any, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules (without documents incorporated therein by reference and all exhibits thereto, unless requested in writing); (j) in the case of a Shelf Registration, cooperate with the selling Holders of Shelf Registrable Securities to facilitate the timely preparation and delivery of certificates representing Shelf Registrable Securities to be sold and not bearing any restrictive legends; and enable such Shelf Registrable Securities to be in such denominations (consistent with the provisions of the Indenture) and registered in such names as the selling Holders or the underwriters, if any, may reasonably request at least three business days prior to the closing of any sale of Shelf Registrable Shelf Securities; (k) in the case of a Shelf Registration, upon the occurrence of any event or the discovery of any facts, each as contemplated by Sections 3(e)(v) and 3(e)(vi) hereof, as promptly as practicable after the occurrence of such an event, use its best efforts to prepare a supplement or post-effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Shelf Registrable Securities or Participating Broker- Dealers, such Prospectus will not contain at the time of such delivery any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. At such time as such public disclosure is otherwise made or the Company determines that such disclosure is not necessary, in each case to correct any misstatement of a material fact or to include any omitted material fact, the Company agrees promptly to notify each Holder of such determination and to finish each Holder such number of copies of the Prospectus as amended or supplemented, as such Holder may reasonably request and the Initial Purchasers, on their own behalf and on behalf of subsequent holders, hereby agree to suspend use of the Prospectus until the Company has amended or supplemented to correct such misstatement or omission; (l) obtain a CUSIP number for all Exchange Securities, Private Exchange Securities or Registrable Securities, as the case may be, not later than the effective date of a Registration Statement, and provide the Trustee with printed certificates for the Exchange Securities, Private Exchange Securities or the Registrable Securities, as the case may be, in a form eligible for deposit with the Depositary; (m) (i) cause the Indenture to be qualified under the TIA in connection with the registration of the Exchange Securities or Registrable Securities, as the case may be, (ii) cooperate with the Trustee and the Holders to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA and (iii) execute, and use its best efforts to cause the Trustee to execute, all documents as may be required to effect such changes, and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner; (n) in the case of a Shelf Registration, enter into customary agreements (including underwriting agreements) and take all other customary and appropriate actions in order to expedite or facilitate the disposition of such Shelf Registrable Securities and in such connection whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration: (i) make such representations and warranties to the Holders of such Shelf Registrable Securities and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings as may be reasonably requested by them; (ii) obtain opinions of United States and Mexican counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the holders of a majority in principal amount of the Shelf Registrable Securities being sold) addressed to each selling Holder and the underwriters, if any, covering the matters set forth in Exhibit A with such customary exceptions and qualifications as contained in the opinions delivered pursuant to the Purchase Agreement and such other matters customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be reasonably requested by such Holders and underwriters; (iii) obtain "cold comfort" letters and updates thereof from the Company’s independent certified public accountants (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Registration Statement) addressed to the underwriters, if any, and, if there are no underwriters, use reasonable efforts to have such letter addressed to the selling Holders of Shelf Registrable Securities (to the extent consistent with SAS 72), such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with similar underwritten offerings; (iv) if so requested by the Majority Holders, enter into a securities sales agreement with the Holders and an agent of the Holders providing for, among other things, the appointment of such agent for the selling Holders for the purpose of soliciting purchases of Shelf Registrable Securities, which agreement shall be in form, substance and scope customary for similar offerings; (v) if an underwriting agreement is entered into, cause the same to set forth indemnification provisions and procedures substantially equivalent to the indemnification provisions and procedures set forth in Section 4 hereof with respect to the underwriters and all other parties to be indemnified pursuant to said Section or, at the request of any underwriters, in the form customarily provided to such underwriters in similar types of transactions; provided that such underwriting agreement shall contain customary provisions regarding indemnification of the Company with respect to information provided by the underwriter; and (vi) deliver such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings to the Holders of a majority in principal amount of the Shelf Registrable Securities being sold and the managing underwriters, if any. The above shall be done at (i) the effectiveness of such Registration Statement (and each post-effective amendment thereto) and (ii) each closing under any underwriting or similar agreement as and to the extent required thereunder; (o) in the case of a Shelf Registration or if a Prospectus is required to be delivered by any Participating Broker-Dealer in the case of an Exchange Offer, make available for inspection by representatives of the Holders of the Registrable Securities, any underwriters participating in any disposition pursuant to a Shelf Registration Statement, any Participating Broker-Dealer, any Special Counsel or any accountant retained by any of the foregoing, all financial and other records, pertinent corporate documents and properties of the Company reasonably requested by any such persons, and cause the respective officers, directors, employees, and any other agents of the Company to supply all information reasonably requested by any such representative, underwriter, Special Counsel or accountant in connection with a Registration Statement, and make such representatives of the Company available for discussion of such documents as shall be reasonably requested by the Initial Purchasers, provided, however that such records, documents or information which the Company identifies as being confidential shall not be disclosed by the representative, Holder, attorney or accountant unless (i) the disclosure of such records, documents or information is necessary to avoid or correct a misstatement or omission in a Registration Statement, (ii) the release of such records, documents or information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or as part of the evidentiary procedures of a court of competent jurisdiction; or (iii) such records, documents or information have previously been generally made available to the public. (p) (i) in the case of an Exchange Offer Registration Statement, a reasonable time prior to the filing of any Exchange Offer Registration Statement, any Prospectus forming a part thereof, any amendment to an Exchange Offer Registration Statement or amendment or supplement to such Prospectus, provide copies of such document to the Initial Purchasers and to Cleary Gottlieb Steen & Hamilton LLP, as counsel to the Holders of Registrable Securities, and make such changes in any such document prior to the filing thereof as the Initial Purchasers or such counsel to the Holders of Registrable Securities may reasonably request and, except as otherwise required by applicable law, not file any such document in a form to which the Initial Purchasers on behalf of the Holders of Registrable Securities and such counsel to the Holders of Registrable Securities shall not have previously been advised and furnished a copy of or to which the Initial Purchasers on behalf of the Holders of Registrable Securities or such counsel to the Holders of Registrable Securities shall reasonably object, and make the representatives of the Company available for discussion of such documents as shall be reasonably requested by the Initial Purchasers; and (ii) in the case of a Shelf Registration, a reasonable time prior to filing any Shelf Registration Statement, any Prospectus forming a part thereof, any amendment to such Shelf Registration Statement or amendment or supplement to such Prospectus, provide copies of such document to the Holders of Shelf Registrable Securities, to the Initial Purchasers, to Special Counsel and to the underwriter or underwriters of an underwritten offering of Shelf Registrable Securities, if any, make such changes in any such document prior to the filing thereof as the Initial Purchasers, Special Counsel or the underwriter or underwriters reasonably request and not file any such document in a form to which the Majority Holders of Shelf Registrable Securities, the Initial Purchasers on behalf of the Holders of Registrable Securities, Special Counsel or any underwriter shall not have previously been advised and furnished a copy of or to which such Majority Holders, the Initial Purchasers of behalf of the Holders of Registrable Securities, Special Counsel or any underwriter shall reasonably object, and make the representatives of the Company available for discussion of such document as shall be reasonably requested by the Holders of Registrable Securities, the Initial Purchasers on behalf of such Holders, Special Counsel or any underwriter. (q) in the case of a Shelf Registration, use its best efforts to cause all Exchange Securities and Shelf Registrable Securities to be listed on any securities exchange on which similar debt securities issued by the Company are then listed if requested by the Majority Holders or if requested by the underwriter or underwriters of an underwritten offering of Registrable Securities, if any; (r) in the case of a Shelf Registration, use its reasonable best efforts to cause the Shelf Registrable Securities to be rated by two nationally recognized statistical rating agencies, if so requested by the Majority Holders, or if requested by the underwriter or underwriters of an underwritten offering of Registrable Securities, if any; (s) otherwise comply with all applicable rules and regulations of the SEC and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 thereunder; (t) cooperate and assist in any filings required to be made with the NASD and, in the case of a Shelf Registration, in the performance of any due diligence investigation by any underwriter and its counsel (including any "qualified independent underwriter" that is required to be retained in accordance with the rules and regulations of the NASD); and (u) upon consummation of an Exchange Offer or a Private Exchange, obtain a customary opinion of counsel to the Company addressed to the Trustee for the benefit of all Holders of Registrable Securities participating in the Exchange Offer or Private Exchange, and which includes an opinion that (i) the Company has duly authorized, executed and delivered the Exchange Securities and/or Private Exchange Securities, as applicable, and the related indenture, and (ii) each of the Exchange Securities and related indenture constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms (with customary exceptions). In the case of a Shelf Registration Statement, the Company may (as a condition to such Holder’s participation in the Shelf Registration) require each Holder of Shelf Registrable Securities to furnish to the Company such information regarding the Holder and the proposed distribution by such Holder of such Shelf Registrable Securities as the Company may from time to time reasonably request in writing for use in connection with any Shelf Registration Statement or Prospectus included therein, including without limitation, information specified in Item 507 of Regulation S-K under the 1933 Act. In the case of a Shelf Registration Statement, each Holder agrees that, upon receipt of any notice from the Company of the happening of any event or the discovery of any facts, each of the kind described in Section 3(e)(v) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement until such Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(k) hereof, and, if so directed by the Company, such Holder will deliver to the Company (at its expense) all copies in such Holder’s possession, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Shelf Registrable Securities current at the time of receipt of such notice. During any 365-day period, the Company, upon notice to the Holders, may suspend the availability of such Registration Statement for up to two periods of up to 45 consecutive days (except for the consecutive 45-day period immediately prior to the maturity of the Securities), but not more than an aggregate of 60 days during any 365-day period, if the Company’s Board of Directors determines in good faith that there is a valid purpose for the suspension. If any of the Registrable Securities covered by any Shelf Registration Statement are to be sold in an underwritten offering, the underwriter or underwriters and manager or managers that will manage such offering will be selected by the Majority Holders of such Registrable Securities included in such offering, provided such selection is acceptable to the Company. No Holder of Registrable Securities may participate in any underwritten registration hereunder unless such Holder (a) agrees to sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. 4. Indemnification; Contribution. (a) The Company agrees to indemnify and hold harmless the Initial Purchasers, each Holder, each Participating Broker-Dealer, each Person who participates as an underwriter (any such Person being an "Underwriter") and each Person, if any, who controls any Holder or Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows: (i) against any and all loss, liability, claim, damage and expense, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto) pursuant to which Exchange Securities or Registrable Securities were registered under the 1933 Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (ii) against any and all loss, liability, claim, damage and expense, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 4(d) below) any such settlement is effected with the written consent of the Company; and (iii) against any and all expense, as incurred (including the fees and disbursements of counsel chosen by any indemnified party as provided therein), reasonably incurred in investigating or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above; provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Holder or Underwriter expressly for use in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto), and provided further, that the Company shall not indemnify any Underwriter or any person who controls such Underwriter from any loss, liability, claim or damage (or expense incurred in connection therewith) alleged by any person who purchased Exchange Securities or Registrable Securities from such Underwriter if the untrue statement, omission or allegation thereof upon which such loss, liability, claim or damage is based was made in (i) any preliminary prospectus, if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to such person at or prior to the written confirmation of the sale of Exchange Securities or Registrable Securities to such person, and if the Prospectus (as so amended or supplemented) corrected the untrue statement or omission giving rise to such loss, claim, damage or liability; (ii) any Prospectus used by such Underwriter or any person who controls such Underwriter, after such time as the Company advised the Underwriters that the filing of a post-effective amendment or supplement thereto was required, except the Prospectus as so amended or supplemented, if the Prospectus as amended or supplemented by such post-effective amendment or supplement would not have given rise to such loss, liability, claim or damage; or (iii) any Prospectus used after such time as the obligation of the Company to keep the same current and effective has expired. (b) Each Holder severally, but not jointly, agrees to indemnify and hold harmless the Company, the Initial Purchasers, each Underwriter and the other selling Holders, and each of their respective directors and officers, and each Person, if any, who controls the Company, the Initial Purchasers, any Underwriter or any other selling Holder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 4(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Shelf Registration Statement (or any amendment thereto) or any Prospectus included therein (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to such Holder furnished to the Company by such Holder expressly for use in the Shelf Registration Statement (or any amendment thereto) or such Prospectus (or any amendment or supplement thereto); provided, however, that no such Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Shelf Registration Statement. (c) Each indemnified party shall give written notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, and the indemnifying party shall assume the defense thereof, including the employment of counsel satisfactory to the indemnified party, and the payment of all expenses. Any omission to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Any such indemnified party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but the fees and expenses of such separate counsel shall be paid by such indemnified party unless (a) the indemnifying party has agreed to pay such fees and expenses or (b) the indemnifying party shall have failed to assume the defense of such action or proceeding and employ counsel reasonably satisfactory to the indemnified party in any such action or proceeding within a reasonable time or (c) the named parties to any such action or proceeding (including any impleaded parties) include both such indemnified party and indemnifying party, and the indemnified party shall have been advised by its counsel that there may be a conflict of interest between such indemnified party and indemnifying party in the conduct of the defense of such action (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of such indemnified party), it being understood, however, that the indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (unless the members of such firm are not admitted to practice in a jurisdiction where an action is pending, in which case the indemnifying party shall pay the reasonable fees and expenses of one additional firm of attorneys to act as local counsel in such jurisdiction, provided the services of such counsel are substantially limited to that of appearing as attorneys of record) at any time for all indemnified parties, which firm shall be designated in writing by the indemnified party. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 4 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. (d) If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 4(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement unless the indemnifying party in good faith shall be contesting the reasonableness of such fees and expenses (but only to the extent so contested) or the entitlement of the indemnified party to indemnification under the terms of this Section 4. (e) If the indemnification provided for in this Section 4 is for any reason unavailable to hold harmless an indemnified party (other than by reason of the first sentence of Section 4(c)) in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holders and the Initial Purchasers on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and the Holders and the Initial Purchasers on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, the Holders or the Initial Purchasers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Holders and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 4 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 4. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 4 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 4, no Initial Purchaser shall be required to contribute any amount in excess of the amount by which the total price at which the Securities purchased and sold by it were offered exceeds the amount of any damages which such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 4, each Person, if any, who controls an Initial Purchaser or Holder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Initial Purchaser or Holder, and each Person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Initial Purchasers’ respective obligations to contribute pursuant to this Section 4 are several in proportion to the principal amount of Securities set forth opposite their respective names in Schedule A to the Purchase Agreement and not joint. 5. Miscellaneous.

5.1 Rule 144 and Rule 144A

.. For so long as the Company is subject to the reporting requirements of Section 13 or 15 of the 1934 Act, the Company covenants that it will file the reports required to be filed by it under the 1933 Act and Section 13(a) or 15(d) of the 1934 Act and the rules and regulations adopted by the SEC thereunder. If the Company ceases to be so required to file such reports, the Company covenants that it will upon the request of any Holder of Registrable Securities (a) make publicly available such information as is necessary to permit sales pursuant to Rule 144 under the 1933 Act, (b) deliver such information to a prospective purchaser as is necessary under applicable rules and regulations to permit sales pursuant to Rule 144A under the 1933 Act and it will take such further action as any Holder of Registrable Securities may reasonably request, and (c) take such further action that is reasonable in the circumstances, in each case, to the extent required from time to time to enable such Holder to sell its Registrable Securities without registration under the 1933 Act within the limitation of the exemptions provided by (i) Rule 144 under the 1933 Act, as such Rule may be amended from time to time, (ii) Rule 144A under the 1933 Act, as such Rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements. The Company’s obligations under this Section 5.1 shall terminate upon the later of the consummation of the Exchange Offer and the Effectiveness Period.

5.2 No Inconsistent Agreements

.. The Company has not entered into and the Company will not after the date of this Agreement enter into any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not and will not for the term of this Agreement in any way conflict with the rights granted to the holders of the Company’s other issued and outstanding securities under any such agreements.

5.3 Amendments and Waivers

.. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Registrable Securities affected by such amendment, modification, supplement, waiver or departure.

5.4 Notices

.. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telecopier, or any courier guaranteeing overnight delivery (a) if to a Holder, at the most current address given by such Holder to the Company by means of a notice given in accordance with the provisions of this Section 5.4, which address initially is the address set forth in the Purchase Agreement with respect to the Initial Purchasers; and (b) if to the Company, initially at the Company’s address set forth in the Purchase Agreement, and thereafter at such other address of which notice is given in accordance with the provisions of this Section 5.4. All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; two business days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if telecopied; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery. Copies of all such notices, demands, or other communications shall be concurrently delivered by the person giving the same to the Trustee under the Indenture, at the address specified in such Indenture.

5.5 Successor and Assigns

.. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders; provided that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms of the Purchase Agreement or the Indenture. If any transferee of any Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement, including the restrictions on resale set forth in this Agreement and, if applicable, the Purchase Agreement, and such person shall be entitled to receive the benefits hereof.

5.6 Third Party Beneficiaries

.. The Initial Purchasers (even if the Initial Purchasers are not Holders of Registrable Securities) shall be third party beneficiaries to the agreements made hereunder between the Company, on the one hand, and the Holders, on the other hand, and shall have the right to enforce such agreements directly to the extent they deem such enforcement necessary or advisable to protect their rights or the rights of Holders hereunder. Each Holder of Registrable Securities shall be a third party beneficiary to the agreements made hereunder between the Company, on the one hand, and the Initial Purchasers, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights hereunder.

5.7 Specific Enforcement

.. Without limiting the remedies available to the Initial Purchasers and the Holders, the Company acknowledges that any failure by the Company to comply with its obligations under Sections 2.1 through 2.4 hereof may result in material irreparable injury to the Initial Purchasers or the Holders for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Initial Purchasers or any Holder may obtain such relief as may be required to specifically enforce the Company’s obligations under Sections 2.1 through 2.4 hereof.

5.8 Counterparts

.. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

5.9 Headings

. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

5.10 GOVERNING LAW; CONSENT TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE OF PROCESS. (a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS THEREOF. (b) Each of the Initial Purchasers and the Company irrevocably consents and agrees that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or based on this Agreement may be brought in any United States federal or state court in the State of New York, County of New York. (c) The Company designates, appoints, and empowers CT Corporation System with offices currently at 111 Eighth Avenue, New York, New York 10011, as its designee, appointee and agent to receive and accept for and on its behalf, and its properties, assets and revenues, service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against the Company in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement, the Purchase Agreement and the Indenture and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, the Company agrees to designate a new designee, appointee and agent in The City of New York on the terms and for the purposes of this Section 5 reasonably satisfactory to the Majority Holders. The Company further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Company by serving a copy thereof upon the relevant agent for service of process referred to in this Section 5.10 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service). The Company agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. Each of the parties irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement, the Purchase Agreement and the Indenture brought in the federal courts located in The City of New York or the courts of the State of New York located in The County of New York and hereby further irrevocably and unconditionally waives and agrees, to the fullest extent permitted by law, not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

5.11 Severability

.. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby. IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above. CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V. By: /s/ Francisco Martínez de la Vega
Name: Francisco Martínez de la Vega
Title: Chief Financial and Administrative Officer CONFIRMED AND ACCEPTED
as of the date first above written: CREDIT SUISSE FIRST BOSTON LLC By: /s/ Michael Cummings
Authorized Signatory

For itself and as Representative of the other Initial Purchasers named in Schedule A to the Purchase Agreement.

Exhibit A

The Exchange Offer Registration Statement, as of its effective date, and the Prospectus, as of the date hereof (except as to (x) the financial statements, notes and schedules thereto and other financial data contained or incorporated by reference therein, and (y) the Form T-1, as to which such counsel need express no opinion), comply as to form in all material respects with the requirements of the 1933 Act and the applicable rules and regulations promulgated under the 1933 Act*. In passing upon the form of such documents, we have necessarily assumed the correctness and completeness of the statements made or included therein by the Company and take no responsibility for the accuracy, completeness or fairness of the statements contained therein except insofar as such statements related to the description of the Exchange Securities and the Indenture or relate to us. However, in connection with our examination of the Registration Statement and the Prospectus, we have had conferences with certain officers and other representatives of the Company, and our examination of the Registration Statement and the Prospectus and our discussions in such conferences did not disclose to us any information which gave us reason to believe that either the Registration Statement, as of its effective date, or the Prospectus, as of the date hereof (except as to (x) the financial statements, notes and schedules thereto and other financial data contained or incorporated by reference therein, as to which such counsel need express no opinion), contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading.

Exhibit 7.1

RATIO OF EARNINGS TO FIXED CHARGES The following tables set forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2004 in accordance with Mexican GAAP and U.S. GAAP.

Controladora Comercial Mexicana, S.A. de C.V.
Ratio of earnings to fixed charges
.(Millions of Mexican pesos in purchasing power as of December 31, 2004)
Mexican GAAP:			DECEMBER
	2000	2001	2002	2003	2004
EARNINGS:
Pre-Tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	1,429,530	1,179,051	946,577	1,347,612	1,926,422
FIXED CHARGES:
Interest expense and amortization of debt and amortization of debt discount and premium on all indebtedness	284,004	297,211	252,322	344,083	290,271
Estimated interest component of lease expense (10%)	17,410	20,898	19,193	22,113	23,396
Total Fixed Charges	301,414	318,109	271,515	366,196	313,667
Pre-Tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees plus fixed charges less preferred stock dividend requirements of consolidated subsidiaries	1,730,944	1,497,160	1,218,092	1,713,808	2,240,089
RATIO OF EARNINGS TO FIXED CHARGES	5.74	4.71	4.49	4.68	7.14

US GAAP:			DECEMBER
	2000	2001	2002	2003	2004
EARNINGS:
Pre Tax Income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	1,429,530	1,179,051	946,577	1,347,612	1,926,422
Adjustments for US GAAP	113,087	85,569	60,076	-256,055	-166,611
Pre-Tax Income including US GAAP adjustments	1,542,617	1,264,620	1,006,653	1,091,557	1,759,811
FIXED CHARGES:
Interest expense and amortization of debt and amortization of debt discount and premium on all indebtedness	284,004	297,211	252,322	344,083	290,271
Estimated interest component of lease expense (10%)	17,410	20,898	19,193	22,113	23,396
Total Fixed Charges	301,414	318,109	271,515	366,196	313,667
Pre-Tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees plus fixed charges less preferred stock dividend requirements of consolidated subsidiaries	1,844,031	1,582,729	1,278,168	1,457,753	2,073,478
RATIO OF EARNINGS TO FIXED CHARGES	6.12	4.98	4.71	3.98	6.61

Exhibit 8.1

Significant Subsidiaries of Controladora Comercial Mexicana S.A. de C.V.,
as of December 31, 2004

Name of Significant Subsidiary	Jurisdiction of Organization or Incorporation
Tiendas Comercial Mexicana, S.A. de C.V.	Mexico
Costco de México, S.A. de C.V.	Mexico
Arrendadora de Supermercados, S. A. de C. V.	Mexico
Real Estate Subsidiaries:
Arrendadora el Dorado, S. A. de C. V.	Mexico
Construtiendas, S. A. de C. V.	Mexico
Controladora Inmobiliaria Comerci, S. de R. L. de C. V.	Mexico
Edificios CM México, S. A. de C. V.	Mexico
Garments Bienes Raíces, S. A. de C. V.	Mexico
Hiper Izcalli, S. A. de C. V.	Mexico
Hiper Naucalpan, S. A. de C. V.	Mexico
Hipertiendas del Norte, S. de R. L. de C. V.	Mexico
Hipertiendas de Puebla, S. A. de C. V.	Mexico
Hiper Tlatelolco, S. A. de C. V.	Mexico
Inmobiliaria Comersa, S. A. de C. V.	Mexico
Inmobiliaria del Hueso, S. A. de C. V.	Mexico
Inmobiliaria Gleznova, S. A. de C. V.	Mexico
Inmobiliaria Los Llanos, S. A. de C. V.	Mexico
Inmobiliaria Patria, S. A. de C. V.	Mexico
Inmobiliaria Pilares, S. A. de C. V.	Mexico
Inmobiliaria Tacuba, S. A. de C. V.	Mexico
Inmobiliaria y Constructora San Luis, S. A. de C. V.	Mexico
Inmuebleaga, S. A. de C. V.	Mexico
Inmueblemar, S. A. de C. V.	Mexico
Inmueble Neza, S. A. de C. V.	Mexico
La Villa Inmobiliaria, S. A. de C. V.	Mexico
Plaza Ecatepec, S. A. de C. V.	Mexico
Plaza Fiesta Izcalli, S. A. de C. V.	Mexico
Promotora Aragón, S. C.	Mexico
Tapatiplazas Comerciales, S. A. de C. V.	Mexico

Exhibit 12.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

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

Dated this 30th day of June, 2005

By: /s/ Carlos González Zabalegui

Name: Carlos González Zabalegui

Title: Vice-Chairman of the Board and Chief Executive Officer

Exhibit 12.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

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

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated this 30th day of June, 2005

By: /s/ Francisco Martínez de la Vega

Name: Francisco Martínez de la Vega

Title: Chief Financial and Administrative Officer

Exhibit 13.1

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

SECTION 906 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Carlos González Zabalegui, Vice-Chairman of the Board and Chief Executive Officer of Controladora Comercial Mexicana, S.A. de C.V. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004, to which this statement is filed as an exhibit (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2005

By: /s/ Carlos González Zabalegui

Name: Carlos González Zabalegui

Title: Vice-Chairman of the Board and Chief Executive Officer

Exhibit 13.2

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.

SECTION 906 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Francisco Martínez de la Vega, the Chief Financial and Administrative Officer of Controladora Comercial Mexicana, S.A. de C.V. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004, to which this statement is filed as an exhibit (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 30, 2005

By: /s/ Francisco Martínez de la Vega

Name: Francisco Martínez de la Vega

Title: Chief Financial and Administrative Officer