Form 20-F/A
period 2004-12-31
COMERCIAL MEXICAN HOLDING /ADR
filed 2005-07-27
CIK 882390

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT No. 1

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

We are filing this Amendment No. 1 to amend and restate our Annual Report on Form 20-F filed on June 30, 2005. This amendment contains non-substantive modifications to the initial filing including certain formatting corrections and minor typographical errors and omissions. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our Annual Report on Form 20-F on June 30, 2005.

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

This summary is based upon the tax laws of Mexico as in effect on the date of this Annual Report, which are subject to change. Holders should consult their own tax advisors as to the particular United States, Mexican or other tax consequences of the purchase, ownership and disposition of BC Units or GDSs which may be applicable to them and as to their entitlement to the benefits afforded by the Tax Treaty or other income tax treaty to which Mexico is a party.

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

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2004, 2003 and 2002
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2004, except for unit amounts)

	Capital stock	Paid-in capital, net	Legal reserve	Retained earnings	Reserve for repurchases of units	Units repurchased for stock purchase plan	Result from holding non-monetary assets	Net income for the year	Majority stockholders’ equity	Minority interest	Total stock-holders’ equity
	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.
Balance as of December 31, 2001	7,615,931	1,010,847	538,871	5,238,350	557,839		(3,420,454)	877,692	12,419,076	96,089	12,515,165
Resolutions of the General Ordinary Stockholders’ Meeting held on April 11, 2002:
Transfer to retained earnings	-	-	-	834,638	-	-	-	(834,638)	-	-	-
Increase legal reserve	-	-	43,054	-	-	-	-	(43,054)	-	-	-
Dividends paid (Ps.0.107 per unit)	-	-	-	(131,774)	-	-	-	-	(131,774)	-	(131,774)
Increase in the reserve for repurchase of units	-	-	-	(586,842)	586,842	-	-	-	-	-	-
Repurchase of units for stock purchase plan, net	-	2,534	-	-	-	(37,658)	-	-	(35,124)	-	(35,124)
Repurchase of units for treasury stock, net	-	-	-	-	(2,819)	-	-	-	(2,819)	-	(2,819)
Decrease in minority interest	-	-	-	-	-	-	-	-	-	(3,223)	(3,223)
Comprehensive income (Note 2 .p.)	-	-	-	-	-	-	-(252,576)	862,696	610,120	-	610,120
Balance as of December 31, 2002	7,615,931	1,013,381	581,925	5,354,372	1,141,862	(37,658)	(3,673,030)	862,696	12,859,479	92,866	12,952,345
Resolutions of the General Ordinary
Stockholders’ Meeting held on April 3, 2003:
Transfer to retained earnings	-	-	-	820,196	-	-	-	(820,196)	-	-	-
Increase legal reserve	-	-	42,500	-	-	-	-	(42,500)	-	-	-
Dividends paid (Ps.0.107 per unit)	-	-	-	(124,736)	-	-	-	-	(124,736)	-	(124,736)
Reissuance of units for stock purchase plan, net	-	-	-	-	-	37,658	-	-	37,658	-	37,658
Reissuance of units for treasury stock, net	-	10,308	-	-	14,560	-	-	-	24,868	-	24,868
Increase in minority interest	-	-	-	-	-	-	-	-	-	4,503	4,503
Comprehensive income (Note 2 .p.)	-	-	-	-	-	-	(198,097)	1,086,031	887,934	-	887,934
Balance as of December 31, 2003	7,615,931	1,023,689	624,425	6,049,832	1,156,422	-	(3,871,127)	1,086,031	13,685,203	97,369	13,782,572
Resolutions of the General Ordinary Stockholders’ Meeting held on March 31, 2004:
Transfer to retained earnings	-	-	-	1,032,649	-	-	-	(1,032,649)	-	-	-
Increase legal reserve	-	-	53,382	-	-	-	-	(53,382)	-	-	-
Dividends paid (Ps.0.1115 per unit)	-	-	-	(125,218)	-	-	-	-	(125,218)	-	(125,218)
Decrease in minority interest	-	-	-	-	-	-	-	-	-	(648)	(648)
Comprehensive income (Note 2 .p.)	-	-	-	-	-	-	-(205,260)	1,717,600	1,512,340	-	1,512,340
Balance as of December 31, 2004	7,615,931	1,023,689	677,807	6,957,263	1,156,422	-	(4,076,387)	1,717,600	15,072,325	96,721	15,169,046
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

Private placement of U.S.$100 million due 2010 divided in two series. (i) U.S.$98 million Series A notes at a fixed interest rate of 6.10% payable semi-annually, and annual amortization in equal amounts beginning in the third year. (ii) U.S.$2 million Series B notes at a fixed rate of 6.70%, payable semi-annually, with amortization on the due date (1). (See Note 8).

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

(thousands)
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

14. FOREIGN CURRENCY POSITION:

The foreign currency position as of December 31 is as follows:

Year-end Exchange Rates(1)
	2004	2004	2003	2004	2003
Assets:
U.S. Dollars:
Investments in securities	Ps. 306,508	U.S.$ 27,487	U.S.$ 26,709	Ps. 11.151	Ps. 11.232
Liabilities:
U.S. Dollars:
Debt and other liabilities	Ps. 1,911,917	U.S.$ 171,457	U.S.$ 150,577	Ps. 11.151	Ps. 11.232

(1) In pesos per U.S. dollar.

As of December 31, 2004 and 2003, the Company had foreign non-monetary assets, or whose replacement cost is determined in foreign currency, as detailed below:

	2004	2004	2003
Computer equipment	Ps. 848,725	U.S.$ 76,112	U.S.$ 72,449
Inventories	358,549	32,154	18,091
Total	Ps.1,207,274	U.S.$ 108,266	U.S.$ 90,540

Other transactions carried out in U.S. dollars, for the years ended December 31 are summarized below:

	2004	2004	2003
Net export and import of goods and services	Ps. 2,844,932	U.S.$255,128	U.S.$248,002
Technical advisory Services	25,435	2,281	1,925
Interest payments	68,824	6,172	9,939
Total	Ps. 2,939,191	U.S.$263,581	U.S.$259,866

As of March 18, 2005, date of issuance of the independent auditors’ report, the exchange rate was Ps.11.17 per U.S. dollar as published by brokerage houses.

15. INCOME TAX:

At December 31, 2004, 2003 and 2002, income tax and employees’ profit sharing provision are summarized as follows:

	2004	2003	2002
Income tax due	Ps. 22,214	Ps. 73,022	Ps. 89,897
Deferred income tax	241,128	233,256	91,108
Assets tax	34,600	27,811	44,668
Employees’ statutory profit sharing	4,565	5,326	9,155
Gain on monetary position from the initial effect of deferred income tax	(101,473)	(86,354)	(158,673)
Total	Ps. 201,034	Ps. 253,061	Ps. 76,155

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

Information under Mexican GAAP on the Company’s reportable segments is provided below:

As of and for the year ended December 31, 2004	CCM Group	Costco de México Group Joint Venture	Other Group	Total
Net sales	Ps. 28,474,745	Ps. 7,566,457	Ps. 1,548,172	Ps. 37,589,374
Cost of sales	22,485,601	6,552,931	942,899	29,981,431
Gross profit	5,989,144	1,013,526	605,273	7,607,943
Selling, general and administrative expenses	4,588,256	722,476	527,733	5,838,465
Operating income	1,400,888	291,050	77,540	1,769,478
Integral result of financing	(149,722)	(22,964)	(3,365)	(176,051)
Income taxes(1)	167,115	22,470	11,449	201,034
Net income	1,389,144	284,039	44,417	1,717,600

Property, equipment and leasehold and owned buildings improvement	Ps. 15,677,993	Ps. 2,829,404	Ps. 639,501	Ps. 19,146,898
Liabilities	6,146,333	933,694	121,069	7,201,096
Capital expenditures	1,512,136	440,362	83,244	2,035,742

As of and for the year ended December 31, 2003	CCM Group	Costco de México Group Joint Venture	Other Group	Total
Net sales	Ps. 28,414,771	Ps. 6,952,051	Ps. 1,411,654	Ps. 36,778,476
Cost of sales	22,486,862	6,076,359	852,147	29,415,368
Gross profit	5,927,909	875,692	559,507	7,363,108
Selling, general and administrative expenses.	4,738,840	654,719	491,217	5,884,776
Operating income	1,189,071	220,972	68,289	1,478,332
Integral result of financing	239,654	(38,794)	(4,662)	196,198
Income taxes(1)	202,763	32,783	17,515	253,061
Net income	804,074	236,041	45,916	1,086,031

Property, equipment and leasehold and owned buildings improvements	Ps. 14,730,849	Ps. 2,502,275	Ps. 596,723	Ps. 17,829,847
Liabilities	5,432,238	954,181	86,119	6,472,538
Capital expenditures	1,215,097	342,760	57,893	1,615,750

As of and for the year ended December 31, 2002	CCM Group	Costco de México Group Joint Venture	Other Group	Total
Net sales	Ps. 27,224,790	Ps. 6,489,786	Ps. 1,340,861	Ps. 35,055,437
Cost of sales	21,683,169	5,686,212	809,779	28,179,160
Gross profit	5,541,621	803,574	531,082	6,876,277
Selling, general and administrative expenses	4,776,863	616,342	477,154	5,870,359
Operating income	764,758	187,231	53,929	1,005,918
Integral result of financing	124,114	(52,745)	(6,745)	64,624
Income taxes(1)	4,432	77,954	(6,231)	76,155
Net income	637,726	166,374	58,596	862,696

Property, equipment and leasehold and owned buildings improvements	Ps. 14,348,362	Ps. 2,359,671	Ps. 562,148	Ps. 17,270,181
Liabilities	5,214,123	847,983	116,721	6,178,827
Capital expenditures	511,869	223,145	76,940	811,954
(1) Amounts include current and deferred income tax, asset tax and employee profit sharing.

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

	Year ended December,
	2004	2003	2002
Net income	Ps. 1,550,989	Ps. 829,976	Ps. 922,772
Loss from holding non-monetary assets	(220,211)	(198,097)	(252,576)
Comprehensive income	Ps. 1,330,778	Ps. 631,879	Ps. 670,196
Accumulated comprehensive income at end of year	Ps. 4,033,562	Ps. 2,801,230	Ps. 2,187,097

Reconciliation of Stockholders’ Equity

Stockholder’s equity is reconciled as follows:

	December 31,
		2004	2003
Stockholders’ equity under Mexican GAAP		Ps. 15,169,046	Ps. 13,782,572
Approximate U.S. GAAP adjustments:
Minority interest net of impact of U.S. GAAP adjustments	e.	(96,721)	(93,673)
Deferred income taxes	a.	(19,427)	1,897
Deferred employee profit sharing	a.	(7,401)	-
US. GAAP Effect Equity in earnings from affiliates	f.	(45,505)	(40,498)
Accrued liability under stock option plan	c.	-	(36,990)
Receivable under stock option plan	c.	(230,728)	(257,499)
Net book value of CAM acquired assets	g.	644,779	620,670
Reversal of negative goodwill	g.	236,001	446,413
Long term liabilities payables to CAM shareholders	g.	(874,910)	(1,089,333)
Reversal of the CAM investment	g.	(388,473)	(179,229)
Total U.S. GAAP adjustments		(782,385)	(628,242)
Stockholders equity under U.S. GAAP		Ps. 14,386,661	Ps. 13,154,330

Analysis of changes in Stockholders’ Equity under U.S. GAAP
		2004	2003
Stockholders’ equity at beginning of year		Ps. 13,154,330	Ps. 12,540,196
Net income		1,550,989	829,976
Dividends paid		(125,218)	(124,736)
Reissuance of shares for stock option plan, net		-	37,658
.(Repurchase) reissuance of treasury stock		-	24,868
Loss from holding non-monetary assets	a.	(220,211)	(198,095)
Change in receivable under stock option plan	c.	26,771	86,403
Payments to employees under stock option plan	c.	-	(41,940)
Stockholders’ equity at end of year		Ps. 14,386,661	Ps. 13,154,330

a. Deferred Income Taxes and Employee Profit Sharing

Effective January 1, 2000, the Company adopted the provisions of the revised Statement D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing", for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income tax in accordance with U.S. GAAP SFAS 109 "Accounting for income Taxes" ("SFAS 109").

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
(3) Deferred tax arising from the consolidation of CAM’S financial statements. See note 17g.

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

The cost of the period is analyzed as follows:

	December 31,
	2004	2003	2002
Service cost	Ps. 12,933	Ps. 13,589	Ps. 12,965
Interest cost	5,541	5,074	3,410
Actual return on plan assets	(1,482)	(1,729)	(1,137)
Net amortization and deferral	3,692	3,061	609
Settlement loss	-	-	-
Net cost under U.S. GAAP	20,684	19,995	15,847
Net cost under Mexican GAAP	(20,684)	(19,995)	(15,847)
Difference to be recognized under U.S. GAAP	Ps. -	Ps. -	Ps. -

Assumptions used in the calculation of net cost as of December 31, are:

	December 31,
	2004	2003	2002
Weighted average discount rates	3.5%	3.5%	3.5%
Rates of increase in compensation levels	1.0%	1.0%	1.0%
Expected long-term return on assets	4.5%	4.5%	5.0%

The seniority premium and pension plan liabilities as of December 31, 2004 and 2003 are as follows:

	2004	2003
Actuarial present value benefit obligations:
Vested benefit obligations	Ps. (53,007)	Ps. (83,093)
Non-vested benefit obligations	(82,433)	(63,592)
Accumulated benefit obligations	(135,440)	(146,685)
Fair value of plan assets	36,742	32,907
Accumulated benefit obligations in excess of plan assets	Ps. (98,698)	Ps. (113,778)
Projected benefit obligations	Ps. (161,559)	Ps. (158,765)
Plan assets	36,742	32,907
Unfounded projected benefit obligations	(124,817)	(125,858)
Unfounded projected benefit obligation to be recognized in future years:
Unrecognized net gain	(1,443)	(14,809)
Unfounded projected benefit obligations to be recognized in the consolidated balance sheet under U.S. GAAP	(126,260)	(140,667)
Accrued cost recognized in the consolidated balance sheet under Mexican GAAP	126,260	140,667
Additional liability under U.S. GAAP	Ps. -	Ps. -

The assets of the seniority premium and pension plan trust are invested in equity securities and corporate and government bonds.

The actual investment return of the seniority premium trusts based on fair market values is Ps. 2,801 and Ps. 1,438 as of December 31, 2004 and 2003, respectively.

Changes in the plan’s funded status and plan assets during the year ended December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	Ps. 158,765	Ps. 145,849
Service cost	12,933	13,066
Interest cost	5,541	4,880
Actuarial gain	(1,377)	(1,285)
Benefits paid	(14,303)	(3,745)
Benefit obligation at end of year	Ps. 161,559	Ps. 158,765
Change in plan assets:
Fair value of plan assets at beginning of year	Ps. 32,908	Ps. 38,374
Actual return on plan assets	2,801	1,438
Company’s contribution	7,959	6,397
Benefits paid	(6,926)	(1,125)
Withdraw of plan assets	-	(12,177)
Fair value of plan assets at end of year	Ps. 36,742	Ps. 32,907

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

	2004	2003	2002
Net income	Ps. 1,550,990	Ps. 829,976	Ps. 922,772
Operating activities:
Adjustments to reconcile net income to resources Provided by (used for) operating activities:
Depreciation and amortization	546,649	592,464	674,220
Seniority premiums	19,549	18,780	14,781
Minority interest	4,101	43	(3,018)
Deferred income taxes	146,027	207,201	(97,090)
Deferred employee profit sharing	7,401	(2,419)	2,420
Equity in earnings of affiliates	(279,032)	(228,544)	(178,455)
Monetary gain	(295,794)	(243,296)	(320,524)
Unrealized exchange gains	23,491	22,973	187,411
Accrued Interest	9,273	9,194	36,165
Financial instruments	38,460	66,938	(8,239)
Write off of fixed assets	360,712	289,905	211,829
Effects US Gaap of Auchan acquisitions	181,124	201,478	-
(Benefit) compensation expense of stock purchase plan	(35,165)	(5,432)	(17,986)
	2,277,786	1,759,261	1,424,286

Changes in operating assets and liabilities:
.(Increase) decrease in:
Trade accounts receivable	90,579	(216,786)	42,607
Inventories	(1,278,910)	(184,788)	8,132
Other accounts and notes receivable	361,540	(302,685)	(1,749,048)
Affiliated companies	(36,800)	25,678	990
Prepaid expenses and other assets	113,545	(153,654)	75,202
Increase (decrease) in:
Trade payables	1,021,318	377,351	508,125
Taxes payable	(10,538)	(110,273)	31,671
Other accrued liabilities	(526,167)	351,330	84,371
	(265,433)	(213,827)	(997,950)
Net cash provided by operating activities	2,012,353	1,545,434	426,336

Financing activities:
Short terms bank loans	-	1,602,254	172,689
Repayment of bank loans	-	(1,421,485)	(117,948)
Paid in capital from reissuance of treasury stock	-	10,307	2,534
Reissuance (repurchase) of treasury stock	-	14,560	(2,819)
Repurchase of shares for stock option plan, net	-	37,658	(37,658)
Dividends paid	(125,218)	(124,736)	(131,773)
Net cash (used in) provided by financing activities	(125,218)	118,558	(114,975)

Investing Activities:
Other assets	(209,779)	(56,747)	(125,929)
Acquisition of property and equipment, additions to real estate, leasehold and owned buildings improvements and other assets	(1,603,751)	(1,273,241)	(588,267)
Net cash used in investing activities	(1,813,530)	(1,329,988)	(714,196)
Net (decrease) increase in cash and temporary investments	73,605	334,004	(402,835)
Effects of inflation on cash at beginning of the year	76,280	53,480	(107,878)
Cash and temporary investments at beginning of the year	701,044	313,560	824,273
Cash and temporary investments at end of the year	Ps. 850,929	Ps. 701,044	Ps. 313,560

Net resources provided by operating activities reflect cash payments for interest and income taxes as follows:

	December 31,
	2004	2003	2002
Interest	Ps. 149,770	Ps. 157,625	Ps. 161,763
Income taxes	69,889	132,649	130,808

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

For the years ended December 31, 2004 and 2003 CCM recognized a net gain of Ps. 87,891 and net loss of Ps. 477 in December 31, 2002, reported as an "interest net" in the consolidated Statement of Income.

k. Lease Revenue

The Company leases retail space in its stores to outside parties under non-cancelable operating leases, all the lease contract are renewable each year.

Total rentals included in income for the years ended December 31, 2004 and 2003 were Ps.194,884 and Ps.165,864 respectively.

l. Condensed Financial Information

The condensed balance sheet and income statement presented below reflect the Costco de México Group joint venture an other investments as an equity investment and include the effects of all U.S. GAAP adjustments.

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and temporary investments	Ps. 856,126	Ps. 701,049
Inventories	4,622,954	3,564,254
Other current assets	2,661,688	3,224,971
	8,140,768	7,490,274
Non-current assets	16,347,232	15,821,790
Equity in affiliates	2,890,505	2,638,636
Total assets	Ps. 27,378,505	Ps. 25,950,700
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	Ps. 8,527,857	Ps. 7,329,467
Long-term liabilities	4,448,067	5,454,593
Total liabilities	12,975,924	12,784,060
Minority interest	15,920	12,310
Stockholders’ equity	14,386,661	13,154,330
Total liabilities and stockholders’ equity	Ps. 27,378,505	Ps. 25,950,700

	Year ended December 31,
	2004	2003	2002
Net sales	Ps. 30,015,903	Ps. 29,844,477	Ps. 28,561,547
Operating income	1,439,942	1,201,781	757,679
Comprehensive financing results	165,719	(313,072)	(90,702)
Equity in earnings of affiliates	279,032	228,543	178,454
Other income	(158,320)	(3,633)	83,068
Income before taxes	1,726,373	1,113,619	928,499
Income tax	(171,283)	(283,599)	(7,577)
Minority interest	(4,102)	(44)	1,850
Extraordinary item extinguishment of debt	-	-	-
Net income	Ps. 1,550,989	Ps. 829,976	Ps. 922,772

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

Exhibit 1.1

B Y - L A W S

CHAPTER I.

CORPORATE NAME, CORPORATE PURPOSE, CORPORATE EXISTENCE, CORPORATE DOMICILE AND NATIONALITY

FIRST.- CORPORATE NAME - The company is called: "CONTROLADORA COMERCIAL MEXICANA". This name shall be followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE or the initials "S.A. DE C.V.".

SECOND.- CORPORATE PURPOSE.- The company has as purpose the performance of any kind of acts of commerce and especially the following:

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

CHAPTER III.

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
e).- Distribution of remaining assets, if any, among the shareholders, in proportion to their shares.

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

Position	Owner	Alternate
Chairman	Don Guillermo González Nova	Lic. Gustavo González Fernandez
Vice-chairman	Don Jaime González Nova	Lic. Luis Felipe González Solana
Vice-chairman	Lic. Carlos González Zabalegui	Lis. Jaime González Solana
Director	Ing. Francisco Martínez de la Vega	Lic. Luis Felipe González Zabalegui
Director	Lic. Angel Portilla González	Lic. Alejandro González Zabalegui
Director	Lic. Javier Cantú Charles	Don Ignacio Parada Díaz
Director	Lic. Pablo González Guerra*	Lic. Antonino B. González Guerra*
Director	Sra. Elena M.González de Guichard*	Sr. Luis José Guichard González*
Director	Don Fermín Sobero San Martín*	Sr. Humberto Melendez Martínez*
Director	Ing. Santiago García García	Sr. Miguel Garatea Lerga
Secretary	Lic. José Luis Rico Maciel
Pro- Secretary	Lic. Rodolfo García Gómez de Parada

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
TO REGULATIONS SECURITY PRIOR TO THE EXPIRATION
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

[Insert Name of Transferor]

By: ______________________________

Name:
Title:

Dated: _______________________

cc: Controladora Comercial Mexicana, S.A. de C.V.

Exhibit D

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

[Insert Name of Transferor]

By: ______________________________

Name:
Title:

Dated: _______________________

cc: Controladora Comercial Mexicana, S.A. de C.V.

Exhibit E

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

"Company" shall have the meaning set forth in the preamble and shall also include the Company’s successors. "

Depositary" shall mean The Depository Trust Company, or any other depositary appointed by the Company, provided, however, that such depositary must have an address in the Borough of Manhattan, in The City of New York.

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

"Initial Purchaser " or "Initial Purchasers" shall have the meaning set forth in the preamble.

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
(Millions of Mexican pesos in purchasing power as of December 31, 2004)
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