Form 20-F/A
period 2004-12-31
COMERCIAL MEXICAN HOLDING /ADR
filed 2005-11-30
CIK 882390

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT No. 2

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

4.4 English translation of Stock Option Plan for key employees.

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

Date: November 30, 2005

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

Exhibit 4.4

STOCK OPTION PLAN

The Company had a stock option plan for key employees under which key employees were granted rights to purchase the Company’s common stock at no less than 100% of the market price on the date the options were granted. The rights vested equally over a five-year period. The Company purchased the required number of shares granted under the terms of the plan in the stock market and deposited them in an employee’s trust. When the options were exercised, the employees could pay the Company an amount based on the exercise price of the option and receive the stock certificates from the employee trust, or could elect to receive the appreciation of the units in cash. At December 31, 2003 and 2002 Ps.257,499 and Ps.343,904, respectively, were recorded reflecting the receivable due from the employee’s trust for outstanding units under the stock option plan. In April 2004, that plan came to the end and the employees paid the remaining debt; 7,681,132 units were transferred to the new option plan.

At December 31, 2004 and 2003 no units were available for the granting of options to employees. At December 31, 2002, 6,384,196 units were available for the granting of options to employees. These units have been repurchased by the Company and placed in a trust.

A summary of changes in the stock purchase plan during 2004, 2003 and 2002 is as follows:

Number of Units
Outstanding at January 1, 2002	20,765,432
Granted	1,101,216
Exercised	(218,779)
Cancelled	(1,679,479)
Outstanding at December 31, 2002	19,968,390
Granted	11,541,661
Exercised	(18,286,569)
Cancelled	(3,360,052)
Outstanding at December 31, 2003	9,863,430
Granted	-
Exercised	(1,228,331)
Cancelled	(953,967)
Transfer to new plan	(7,681,132)
Outstanding 31 December 31, 2004	-

The Company has a new plan for the sale of units over the long term. Those units may be acquired by executives under certain circumstances. Accounts receivable arising from the long-term purchasing plan are recorded in the other assets account. A total of 32,522,666 units had been granted to executives at December 31, 2004 (24,841,534 at December 31, 2003).

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