Form 20-F
period 2005-12-31
COMERCIAL MEXICAN HOLDING /ADR
filed 2006-07-17
CIK 882390

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(   )      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)  OF THE SECURITIES EXCHANGE ACT OF 1934

OR

( X )      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

(   )      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM            TO

OR

(   )      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM           TO

COMMISSION FILE NUMBER 33-44756

Controladora Comercial Mexicana, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Revolución No. 780 Módulo 2

Colonia San Juan

03730 México, D.F.

México

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Series B Shares without par value ("B Shares")	New York Stock Exchange (for listing purposes only)
Series C Shares without par value ("C Shares")	New York Stock Exchange (for listing purposes only)
BC Units, each representing three B shares and one C share	New York Stock Exchange (for listing purposes only)
Global Depositary Shares ("GDSs"), each representing 20 BC Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005  was:

3,995,921,848 B Shares

348,078,152 C Shares

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  (   )       No  ( X )

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (of for such shorter period that he registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   ( X )        No   (   )

Indicate by checkmark which financial statement item the registrant has elected to follow.  Item 17   ( X )         Item 18    (   )

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

( X )  Large Accelerated Filer        (   )  Accelerated Filer        (   )  Non-Accelerated Filer.

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12-b of the Exchange Act).  Yes    (   )         No    ( X )

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

Unless otherwise indicated, all Peso information as of and for the periods ended December 31, 2003, December 31, 2004, and December 31, 2005 is stated in Pesos in purchasing power as of December 31, 2005 and the U.S. Dollar equivalent at that date is determined by using the interbank free market exchange rate, or the Interbank Rate, as reported by Banco Nacional de Mexico, S.A., or Banamex, of Ps.10.627 per U.S. Dollar.

Included elsewhere in this annual report are our audited consolidated balance sheets as of December 31, 2004 and 2005 and the related audited consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2003, 2004 and 2005.

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

Item 2.                        Offer Statistics and Expected Timetable

Not applicable.

Item 3.                        Key Information

Selected Financial Data

The following tables present our selected consolidated financial information as of the dates and for each of the periods indicated.  This data is qualified in its entirety by reference to, and should be read together with, our audited year-end financial statements.  The balance sheet data as of December 31, 2004 and 2005, and the income statement data for the years ended December 31, 2003, 2004 and 2005, are derived from the financial statements appearing elsewhere in this annual report.  This data should also be read together with "Operating and Financial Review and Prospects."

Our financial statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 17 to our financial statements appearing elsewhere in this annual report provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2003, 2004 and 2005 and stockholders’ equity at December 31, 2003, 2004 and 2005.  Any reconciliation to U.S. GAAP may reveal significant differences between our stockholders’ equity, net income and other items as reported under Mexican GAAP and U.S. GAAP.  See "Risk Factors-Risk Factors Related to Mexico-Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information."

We report our investment in the Costco de Mexico Group joint venture under the proportional consolidation method of accounting by consolidating 50% of the operations of that joint venture in our financial statements.

The exchange rate used in translating Pesos into U.S. Dollars in calculating the convenience translations included in the following tables is determined by reference to the Interbank Rate, as reported by Banamex, as of December 31, 2005, which was Ps.10.627 per U.S. Dollar.  The exchange rate translations contained in this annual report should not be construed as representations that the Peso amounts actually represent the U.S. Dollar amounts presented or that they could be converted into U.S. Dollars at the rate indicated.

	Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	(Millions of constant Pesos as of December 31, 2005 and millions of U.S. Dollars, except for percentages) (1)
Income Statement Data
Mexican GAAP:
Net sales.................................................................	Ps. 39,495	Ps. 36,223	Ps. 38,004	Ps. 38,842	Ps. 40,309	U.S.$ 3,793
Gross profit............................................................	7,513	7,105	7,608	7,862	8,478	798
Selling, general and administrative expenses...........	6,286	6,067	6,080	6,033	6,200	583
Operating income...................................................	1,228	1,040	1,527	1,828	2,278	214
Integral results of financing ...................................	11	(67)	(203)	182	(621)	58
Interest expense.................................................	(307)	(260)	(356)	(300)	(432)	(41)
Interest income (2)............................................	66	49	46	79	64	6
Foreign-exchange (loss) gain, net.......................	27	(247)	(108)	(7)	(87)	8
Loss from repurchase of notes............................	-	(9)	(44)	-	-	-
(Loss) gain from forward agreements..................	(48)	56	-	91)	(576)	(54)
Gain from monetary position.............................	273	344	259	319	236	22
Other (expense) income, net (3)............................	(21)	5	67	(19)	(520)	49
Provision for income taxes and employee statutory profit sharing.....................................................	302	79	261	208	333	31
Interest of minority stockholders in results of subsidiaries..........................................................	(9)	(7)	(8)	(8)	(13)	(1)
Net income............................................................	906	892	1,122	1,775	1,832	172
Capital stock outstanding shares at end of period ..	1,061,000	1,078,000	1,080,000	1,086,000	1,086,000
Net income per B Unit and BC Unit(4)..................	0.85	0.83	1.04	1.63	1.69	0.16
Net income per GDS (5).........................................	17.0	16.6	20.80	31.6	33.8	3.18
Dividends per B Unit and BC Unit..........................	0.107	0.107	0.107	0.1115	0.123	0.01
Dividends per GDS (5)............................................	2.14	2.14	2.14	2.23	2.46	0.23
Weighted average B Units and BC Units outstanding.............................................................	1,061	1,078	1,080	1,086	1,086

U.S. GAAP (6) (19):
Net sales................................................................	33,140	29,514	30,844	31,016	31,922	3,006
Operating income ..................................................	-	-	1,535	1,879	2,283	215
Net income............................................................	994	954	857	1,603	371	35
Net income per B Unit and BC Unit(4)..................	0.94	0.88	0.79	1.48	0.34
Net income per GDS (5).........................................	18.8	17.6	15.8	29.5	14.0

Balance Sheet Data
Mexican GAAP:
Cash and temporary investments............................	1,416	970	1,325	1,291	1,621	153
Current assets.........................................................	7,314	8,350	9,541	9,909	8,597	809
Property, equipment and leasehold and owned building improvements, net................................	17,567	17,329	17,933	18,918	20,574	1,936
Total assets............................................................	25,297	26,194	27,965	29,694	30,325	2,854
Short-term debt......................................................	-	178	-	-	319	30
Long-term debt......................................................	2,053	1,979	2,285	2,197	2,216	209
Total liabilities.......................................................	12,365	12,812	13,723	14,019	13,571	1,277
Minority interest (7)..............................................	99	94	101	100	106	10
Majority stockholders’ equity.................................	12,833	13,288	14,141	15,575	16,648	1,567

U.S. GAAP (6) (19):
Current assets .......................................................	-	-	-	10,389	9,708	914
Total assets............................................................	24,326	25,353	26,815	31,265	32,053	3,016
Current liabilities	-	-	-	11,239	9,651	908
Total liabilities.......................................................	11,871	12,382	13,209	16,299	16,908	1,591
Stockholders’ equity...............................................	12,434	12,957	13,605	14,866	15,039	1,415

Other Data
Mexican GAAP
Net income............................................................	906	892	1,122	1,775	1,832	172
Net income as a percentage of net sales..................	2.3%	2.5%	3.0%	4.6%	4.5%
Depreciation and amortization...............................	816	819	736	702	711	67
Capital expenditures (8).........................................	1,362	839	1,670	2,104	2,684	253
Total debt/capitalization (9)...................................	0.18	0.18	0.17	0.14	0.15
Working capital (10)..............................................	181	(22)	374	471	(457)	(43)

Operating Information
Store Information (11):
Food sales (12).......................................................	63.3%	64.9%	66.3%	68.9%	66.8%
Non-food sales (12)................................................	36.7%	35.1%	33.7%	31.1%	33.2%
Average annual sales per store (millions) (13).........	Ps. 262	Ps. 249	Ps. 256	Ps. 253	Ps. 251
Sales per retail square foot (thousands) (13)............	Ps. 3.73	Ps. 3.73	Ps. 3.47	Ps. 3.39	Ps. 3.13
Sales per operating employee (thousands) (13) (14).	Ps. 1,651	Ps. 1,513	Ps. 1,572	Ps. 1,619	Ps. 1,614
Same store sales growth (15)...................................	(3.3)%	(10.3)%	0.3%	(0.1)%	0.5%
Stores:
Operating at end of period...............................	172	170	175	181	191
Opened during period......................................	7	3	8	8	15
Closed during period .......................................	2	5	3	2	5
Remodeled during period (16)..........................	14	12	9	9	12
Total retail square feet at end of period (thousands) (17) .......................................................................	11,998	12,098	13,037	13,551	14,472
Number of employees (at end of period) (18).........	31,955	32,993	33,557	33,763	35,837

_________________

(1) Except operating information, percentages and ratios.

(2) Interest income includes our income from interest-bearing temporary investments

(3) Other (expense) income, net consists of amortization of negative goodwill from our acquisition of the Mexican operations of Auchan, S.A. in February 2003 and the write-off of certain fixed assets. For the year ended December 31, 2001, also includes gain on sale of marketable securities. For the years 2004 of Ps.217.9 million and year 2005 of Ps.243.9 million consisted of amortization of negative goodwill from our acquisition of the Mexican operations of Auchan S.A.

(4) Computed by dividing the net income for the year by the weighted average B Units and BC Units outstanding.

(5) Each GDS represents 20 BC units. See "Major Shareholders and Related Party Transactions - Capital Stock."

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

(11) Except as otherwise indicated, store information relates to all of our stores, including those operated through the Costco de Mexico Group joint venture (calculated on the basis of 100% of the amounts attributable to the Costco membership warehouses). The information does not include our restaurants.

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

(14) Takes into account all employees at our stores, including Costco membership warehouses and distribution centers but excludes administrative employees and restaurant employees.

(15) See "Operating and Financial Review and Prospects" for the calculation of same store sales.

(16) Includes conversions of stores from one format to another format.

(17) Retail square footage means the square footage of space in our stores from the cash registers (including accompanying displays) to the back of our stores (excluding any warehouse space). Space for cashiers constituted approximately 8.5% of the total selling area of our stores at December 31, 2005.

(18) Takes into account all employees at our stores, including Costco membership warehouses, restaurants and distribution centers as well as our administrative employees.

(19) For U.S. GAAP purposes, CCM has adopted to avail itself the SEC accommodation to omit reconciling differences related to the classification or display and instead provides summarized footnote disclosure of the amounts proportionally consolidated. See note 17 to the financial statements.

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

We paid aggregate dividends of Ps.128.8 million in 2003, Ps.129.4 million in 2004, Ps.138.0 million in 2005 and Ps.149.6 million in 2006. Our current policy is to pay annual aggregate dividends of between U.S.$12.0 million and U.S.$15.0 million.

During our annual shareholders’ meeting on April 6, 2006 our shareholders approved a dividend of Ps.0.138 for each BC Unit, in a single payment, which was made to holders of record on April 18, 2006.

In respect of	Dividend In nominal Pesos per B and BC Unit	Dividend In dollars per B and BC Unit

2002	Ps. 0.107	U.S. 0.00980
2003	Ps. 0.107	U.S. 0.01112
2004	Ps. 0.1115	U.S. 0.01252
2005	Ps. 0.123	U.S. 0.01372
2006	Ps. 0.138	U.S. 0.01467

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

	High	Low	Average(1)	Period End
Period
2000.................................................................................	10.09	9.18	9.47	9.62
2001.................................................................................	9.97	8.95	9.33	9.16
2002.................................................................................	10.42	9.00	9.75	10.42
2003.................................................................................	11.41	10.11	10.80	11.24
2004.................................................................................	11.63	10.80	11.31	11.15
2005.................................................................................	11.41	10.41	10.94	10.63
2006:
January................................................................	10.64	10.44	10.54	10.44
February..............................................................	10.53	10.43	10.45	10.45
March.................................................................	10.95	10.46	10.75	10.90
April....................................................................	11.16	10.86	11.05	11.09
May.....................................................................	11.30	10.84	11.09	11.29
June....................................................................	11.48	11.24	11.40	11.34
July (through July 14, 2006).................................	11.25	10.98	11.05	10.98

______________

(1) Average of month-end rates.

The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves in the past. While the Mexican government has not restricted for more than ten years the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal of indebtedness, including the notes, as well as to obtain imported goods would be adversely affected. See "-Risk Factors-Risk Factors Related to Mexico-Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit Our Ability to Convert Pesos into U.S. Dollars or into Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

On July 14, 2006, the noon buying rate was Ps. 10.98 To U.S $1.00.

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

Risk Factors Related to Our Business

We Participate in a Very Competitive Market and Increased Competition May Adversely Affect Our Business

The retail industry in Mexico is characterized by intense competition and increasing pressure on profit margins. The number and type of competitors and the degree of competition experienced by individual stores vary by location. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We face strong competition from other national and international operators of supermarket and retail stores, including Walmex, Soriana, Chedraui (which acquired in 2005, 29 Carrefour stores), Gigante and other U.S. and international retailers. The Costco membership warehouses also face competition from Sam’s Club, a self-service warehouse club owned by Walmex. Additional U.S. and international retailers may enter the market in Mexico in the future either through joint ventures or directly. One of our competitors, Walmex, is affiliated with a large multinational retailer with significant financial resources. We also compete with numerous local and regional supermarkets and self-service store chains, as well as small, family-owned neighborhood stores and street markets, in each region in which we do business. In addition, several of our stores, which are located in the same shopping areas, compete with each other. The restaurant business in Mexico is also highly competitive. Restaurantes California competes with numerous regional and national fast-food restaurant chains, local restaurants and prepared food establishments and street markets. We face strong competition from various U.S. fast-food restaurant chains, including McDonalds, Burger King, Kentucky Fried Chicken, Dominos Pizza and Pizza Hut. There can be no assurance that our performance will not be adversely affected by increased competition, whether resulting from the competitors described above or others. See "Information on the Company-Business Overview."

Other leading Mexican retailers, including Walmex and Soriana, are better capitalized than we are and have greater market share than we have as measured by net sales in 2005. Walmex has a pricing strategy of "Every Day Low Prices," which in recent years has increased the pressure on our operating margins and compelled us to lower the prices of certain of our products. Recently, Walmex announced an aggressive expansion plan which involves opening an additional 81 stores across Mexico in 2006. Other competitors have also announced expansion and modernization plans. These actions by our competitors are likely to cause us to respond by adopting more aggressive pricing policies at affected store locations and by implementing our growth strategy more rapidly. As Walmex and other retailers currently in the market in Mexico expand their operations, and as other U.S. and international retailers enter the market in Mexico, competition will continue to intensify and may adversely impact our performance.

Our Growth Strategy Is Dependent Upon the Continued Improvement of the Mexican Economy and Generating Positive Cash Flow

A major component of our future growth is expected to come from adding new stores (including Costco membership warehouses) and restaurants and remodeling our existing stores and restaurants. Our ability to carry out our expansion and remodeling plans and our returns on our investment in expansion and remodeling are dependent to a significant extent on the continued improvement of Mexico’s economic performance and our ability to generate positive cash flow given the Mexican economy. The Mexican economy has suffered severe downturns in the past and may do so in the future. See "-Risk Factors Related to Mexico-Mexico Has Experienced Adverse Economic Conditions." There can be no assurance that we will be able to open or remodel the number of stores (including Costco membership warehouses) and restaurants currently intended, whether because of economic conditions, availability of funds to make capital expenditures, availability of suitable and affordable sites, the ability to attract and retain certain qualified employees or otherwise. See "Operating and Financial Review and Prospects" and "Information on the Company-Business Overview."

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

Our Joint Venture With Costco Is Jointly Controlled and Is Subject to Termination in Certain Circumstances

The Costco de Mexico Group joint venture is managed, on a day-to-day basis, by officers appointed by Costco and approved by us pursuant to certain management agreements between us, Costco and the Costco de Mexico Group joint venture. The affirmative vote of a majority of the entire board of directors of the joint venture is required to approve certain significant decisions regarding the joint venture, including some revisions to the joint venture business plan, entering into significant contracts, incurring significant indebtedness not provided for in the business plan, the removal of any management personnel, the election of officers and certain transfers of ownership interests in the joint venture. Furthermore, some significant decisions also require the approval of both members of an executive committee, which consists of our chief executive officer and the chief executive officer of Costco. Accordingly, although we expect Costco membership warehouses to be an important part of our future growth, we do not have sole control over the growth and operation of the Costco membership warehouse format. In addition, the Costco de Mexico Group joint venture is subject to termination under some circumstances. See "Information on the Company-Business Overview-Retail Store Formats-Membership Warehouse Stores."

Our Operations Are Highly Concentrated in the Mexico City Metropolitan Area and in the Central Region

Although we operate nationwide, our principal properties and operations are concentrated in the two most populated areas of Mexico, the Mexico City metropolitan area and the Central Region. At December 31, 2005, our stores located in those areas accounted for approximately 72.0% of our total retail square feet and 80.3% of our net sales for the year ended December 31, 2005. Our restaurants located in those areas accounted for approximately 1.6% of our net sales from restaurant sales for the year ended December 31, 2005. Although we own stores and restaurants, and expect to develop or acquire additional stores and restaurants, outside of the Mexico City metropolitan area and the Central Region, we expect to continue to depend to a very large extent on economic conditions in those areas. Therefore, an economic downturn in those areas could have an adverse effect on our business, financial condition and results of operations. In addition, in the Mexico City metropolitan area, there is very limited availability of sites to acquire or lease for additional stores. As competition intensifies, it will become increasingly difficult to locate sufficient sites to support our expansion plans. If we are unable to locate sufficient sites, we will be unable to implement our expansion plans and our financial performance could be adversely affected.

Our Acquisition of the Mexican Operations of Auchan Is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid

In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. We now operate these stores under the Mega format. The purchase price for this acquisition consists of six installment payments. We paid U.S.$15.0 million in 2003, U.S.$20.0 million in 2004, U.S.$25 million in 2005 and U.S.$20 million in 2006. We are required to make additional payments of U.S.$20.0 million in each of 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no right to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Information on the Company-Business Overview-New Initiatives-Acquisition of Auchan’s Mexican Operations."

Our Markets Are Undergoing Rapid Consolidation

Over the last several years, the retail sector in Mexico has been undergoing consolidation as large retail chains have gained market share at the expense of small, independently owned and operated stores. Recently, Walmex announced an aggressive expansion plan which involves opening an additional 81 stores across Mexico in 2006. We believe that further consolidation will likely occur as competition intensifies and economies of scale become increasingly important. Future consolidation may occur rapidly and materially alter the current competitive situation in Mexico. Walmex and Soriana are larger and better capitalized than we are and as a result are likely to be better positioned than we are to take advantage of strategic acquisition and consolidation opportunities. There can be no assurance that any further market consolidation will not be detrimental to our market position or will not materially and adversely affect our business, financial condition and results of operations.

Compliance with new rules and regulations concerning corporate governance may be costly, time consuming, and difficult to achieve, which could harm our operating results and business.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the Public Company Accounting Oversight Board, or PCAOB, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal control over financial reporting to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which we are required to comply within our annual report which we will file in 2007 for our 2006 fiscal year. As a result, we expect to incur substantial additional expenses and diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the PCAOB. Any such action could adversely affect our financial results or investors’ confidence in our company and could cause the price of our securities to fall. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

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

Presidential and federal congress elections in Mexico were held on July 2, 2006 and Felipe Calderon, a member of the incumbent political party, was elected in a highly contested election. Controversies sourrounding the election could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, as a result of the election of Felipe Calderon and new representatives to congress, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.

National politicians are currently focused on the 2006 election controversies and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. The effects on the social and political situation in Mexico, including the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

Mexico Has Experienced Adverse Economic Conditions

Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico’s gross domestic product, or GDP, decreased 0.3% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.9% in 2002, 1.3% in 2003, 4.4% in 2004, 3.0% in 2005 and 4.1% in the first quarter 2006. GDP growth fell short of Mexican government estimates in 2005.

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

Brazil has also not achieved institutional and economic stability and political crises in Brazil in the past have affected the development of its economy. For example, Brazil has historically experienced extremely high rates of inflation, including rates as high as 5,000 percent a year during the late 1980s. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Uncertainty as to future government policies may contribute to an increase in the volatility the Brazilian economy. The Brazilian economy grew 2.3% in 2005, 4.9% in 2004 and 0.5% in 2003. Due to the limited economic growth in recent years, it is not certain whether the current economic policy will prevail.

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

Military Operations in Iraq and Elsewhere Have Negatively Affected Industry and Economic Conditions Globally, and These Conditions Have Had, and May Continue to Have, a Negative Effect on Our Business

Military operations in Iraq have depressed economic activity in the United States and globally, including the Mexican economy. Since the invasion of Iraq, there have been terrorist attacks abroad, like the terrorist attacks in Madrid on March 11, 2004, as well as ongoing threats of future terrorist attacks in the United States and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the United States, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to a further economic contraction in the United States or any other major markets. In the short term, however, terrorist activity against the United States and the U.S. military operations in Iraq have contributed to the uncertainty of the stability of the U.S. economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the United States decline or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.

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

High Inflation Rates in Mexico May Adversely Affect Our Results of Operations and Financial Condition

Mexico historically has experienced high levels of inflation, although the rates have been lower in recent years. The annual rate of inflation, as measured by changes in the NCPI, was 4.4% in 2001, 5.7% for 2002, 4.0% for 2003, 5.2% for 2004 and 3.3% in 2005. Mexico’s current level of inflation remains higher than the annual inflation rates of its main trading partners. High inflation rates can adversely affect our business, financial condition and results of operations in the following ways:

- inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our products and services; and

- to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms.

High Interest Rates in Mexico Could Increase Our Financing Costs

Mexico historically has had, and may continue to have, high interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.1% for 2002, 6.2% for 2003, 6.8% for 2004 and 8.0% in 2005. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates. High interest rates in Mexico could increase our financing costs and thereby impair our financial condition, results of operations and cash flows.

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

Risk Factors Related to Our Principal Shareholders

Our Principal Shareholders Have Substantial Influence Over Our Management and the Interests of Our Principal Shareholders May Differ from Those of Other Shareholders

As of December 31, 2005, approximately 73.9% of our outstanding B Shares were beneficially owned, directly or indirectly, by a trust, the beneficiaries of whom are primarily members of the González Family. The B Shares are the only class of our capital stock that is entitled to elect our board of directors. As our controlling shareholder, this trust controls our business through its power to elect a majority of our board of directors and to determine the outcome of almost all actions that require shareholder approval. For example, the trust has the ability to cause us to declare dividends. The trust was established by five corporations and the beneficiaries of the trust are members of the González family. For a description of this trust, see "Major Shareholders and Related Party Transactions." In addition to their indirect ownership interest in our company, Mr. Guillermo González Nova, Mr. Jaime González Nova, Mr. Carlos González Zabalegui, Ms. Elena González Guerra, and Mr. Pablo González Guerra, who are members of the González family, are directors. Mr. Guillermo González Nova also serves as our Chairman of the Board, Mr. Jaime González Nova serves as our Vice-Chairman and Mr. Carlos González Zabalegui serves as our Vice-Chairman and Chief Executive Officer. See "Major Shareholders and Related Party Transactions."

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in these forward-looking statements. These factors, some of which are discussed under "-Risk Factors," include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, changes in our product mix and pricing strategies, difficulty in acquiring new land for development, difficulty in completing proposed store openings, customer demand, technology implementation, industry consolidation and competition. You should evaluate any statements made by us in light of these important factors. We also caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

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

We trace our history to 1930 when Antonino González Abascal and his son founded their first store, which primarily sold textiles, in Mexico City. The first combination supermarket/general merchandise store under the name Comercial Mexicana was opened in Mexico City in 1962, and 20 additional stores were established during the 1970’s. During the 1980’s we continued to expand through the acquisition of the chain of Sumesa stores and the opening of 51 Comercial Mexicana stores. The first Restaurante California commenced operations in 1982, and the first Bodega opened in 1989. We entered into the joint venture with Costco Wholesale Corporation in June 1991, and the first Costco membership warehouse opened in February 1992. In 1993, we introduced the Mega format, which combines features of both department stores and supermarkets. In February 2003, we acquired Auchan, S.A.’s operations in Mexico. As of March 2006, the Company inaugurated the first unit of its new format named City Market.

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

The following table sets forth our capital expenditures for each of the three years ended December 31, 2003, 2004, 2005 and the budgeted capital expenditures for the year ended December 31, 2006:

	Year ended December 31,(1)
	2003	2004	2005	2006 (2)
	(Millions of constant Pesos as of December 31, 2005, except for 2006 amounts, which are in nominal Pesos)
Real estate (3) ...........................................................................	Ps. 625.9	Ps. 1,335.8	Ps. 1,694.1	Ps.2,089.6
Store fixtures (4) ........................................................................	974.0	697.8	915.6	913.5
Information systems.....................................................................	69.7	70.0	74.0	79.9
Total ..........................................................................................	Ps. 1,669.6	Ps. 2,103.6	2,683.7	Ps. 3,083.0

______________

(1) Capital expenditures include, Ps.354.1 in 2003, Ps.455.0 in 2004 and Ps.515.9 in 2005 contributed by us to the Costco de Mexico Group joint venture.

(2) Represents budgeted amounts for the year ending December 31, 2006.

(3) Not including our acquisition of Auchan’s operations.

(4) Represents new units, store fixtures, remodeling and other equipment expenditures.

Capital expenditures including 2005 Auchan’s operations payment was Ps.2,969.5 million in 2005 and were funded with cash from operations. Our plans for 2006 could change depending on the economic situation in Mexico, our financial results and our ability to generate sufficient cash flow to fund such expenditures.

We expect to open 22 units in 2006 as follows: one City Market, five Bodegas, seven Megas, three Costco membership warehouses, two Sumesa and four Restaurantes California. We intend to continue remodeling units.

Capital expenditures reflect our strategy of growth through expansion and acquisition as well as our emphasis on self-development and ownership of real estate, and on improvements in logistics and technology. We believe that continued capital spending in technology, focusing on store operations, logistics, manufacturing procurement, category management, merchandising and buying practices, should reduce merchandising costs as a percent of sales. During 2006, we expect capital spending to be approximately U.S.$300 million. We intend to use primarily cash flow from operations to finance capital expenditure requirements.

We currently plan to finance all 2006 capital expenditures primarily with cash flow from operations.Although we believe that sufficient financing will be available to us, we cannot assure you that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or, if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing. We are also responsible for financing 50% of new Costco membership warehouses. See "Information on the Company-Property, Plant, and Equipment" and "Key Information-Risk Factors-Risk Factors Related to Our Business-Our Growth Strategy Is Dependent Upon the Continued Improvement of the Mexican Economy and Generating Positive Cash Flow."

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

We carry out our business through five retailing store formats and one chain of family-style restaurants. These formats and restaurants are divided into three segments:

- the CM Group, which comprises our core business and includes our Comercial Mexicana and Bodega supermarkets and Mega hypermarkets;

- the Costco de Mexico Group, which consists of our 50% interest in the joint venture with Costco; and

- the Other Group, which includes our Sumesa stores and Restaurantes California.

Our stores sell a wide variety of food items, including basic groceries and perishables, as well as non-food items, including general merchandise and clothing. Food items represented 66.8% of our net sales from our stores in 2005. At December 31, 2005, we had 191 stores operating under our five retailing store formats, with a total selling area of approximately 14.5 million square feet. Our stores are concentrated primarily in the Mexico City metropolitan area and in the central Mexico region, including Guadalajara, or the Central Region.

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

Our chain of family-style restaurants serves a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. Our restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing less than Ps.85.00, or approximately U.S.$7.61. At December 31, 2005, we had 62 restaurants located in 18 cities in Mexico, concentrated primarily in the Mexico City metropolitan area.

Our Business Strategy

The key elements of our business strategy include the following:

- Controlled growth. Our growth strategy has two principal components:

„   continued improvements in same store sales growth through enhanced merchandising techniques, attractive promotions, remodeling of our stores and expansion of selling area; and

„   new store openings in areas where we already have a significant presence and in areas with high potential but that are currently underserved by modern retail formats.

Although there are many external market variables that affect the performance of same store sales, we believe our new store formats and low prices will help reduce the impact of factors that are beyond our control. Despite increased competition in certain areas, we believe the Mexican market continues to be underserved, leaving significant room for additional store growth. During 2004 and 2005, we dedicated a great deal of time and resources in identifying attractive locations for new stores, our expansion plan for 2006 includes the opening of 18 new stores and four restaurants as well as the remodeling of ten stores across Mexico. We expect to derive the required funds primarily from internally generated cash flow. Through this expansion plan, we intend to reinforce our presence in the Mexico City metropolitan area and in the Central Region, capitalizing on our existing presence and strong reputation in those markets. We also intend to expand our operations in other regions.

- Continue with our everyday low price strategy instead of frequent promotions. We adopted a low pricing strategy in 2002 with the principal objective of attracting a more loyal customer base. We believe that our historical strategy of offering promotions and deep discounts from time to time was effective in the historical Mexican macroeconomic environment, which was characterized by high inflation. As the Mexican economy became more stable, consumers became more aware of price differences and started comparing them among different retailers. The introduction by Walmex, our principal competitor, of the "Every Day Low Prices" concept was also well received by consumers. We believe that we have been successful in communicating our competitive prices to our customers, thus increasing customer loyalty as well as our customer base in general.

- Focus on operating margins. We seek to improve our operating margins by:

„   streamlining our distribution channels through the use of our new distribution center that services our Comercial Mexicana, Mega, Bodega and Sumesa store formats; and

„   continuing to grow our Mega store format, which has higher margins than our other businesses.

Because many of our suppliers offer generic product brand names, we are able to negotiate better terms and conditions with these suppliers than those that we would be able to obtain from suppliers that, due to their popularity and the high demand for their brand of products, have stronger negotiating power. By leveraging our market presence and establishing relationships with new product suppliers, we intend to maintain our low pricing strategy while trying to improve our operating margins. Our distribution centers that service the Comercial Mexicana, Mega, Bodega and Sumesa store formats allow us to negotiate better prices with our suppliers, shorten the distance over which our goods are shipped and achieve efficiency gains in our inventory management and turnover. Of the 18 new stores we intend to open during 2006, seven are Mega formats.

- Focus on differentiation. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. We believe that competition based solely on low pricing will ultimately result in decreased margins and low customer loyalty. We intend to attract and retain customers by providing a more enjoyable shopping environment and improving their overall shopping experience through the use of new, modern and exclusive product offerings, innovative promotions and improved marketing techniques. For example, in 2005, we launched "Kitchenware," which was a promotion of stickers that could be exchange for cookware products at very low prices. In 2005, we launched "Spanish week," which consisted of several promotions involving groceries, cheese, wine and other Spanish products. Sales in our stores also typically increase during the "Julio Regalado" special promotion occurring each July and during the Christmas season. We have also been a market leader in introducing convenient new services for our customers, like providing them with facilities for the convenient payment of third party services and local taxes. We believe that these marketing strategies have been successful. We expect to continue launching new and innovative promotions to continue to attract customers. Additionally, we try to differentiate ourselves in our product offerings as we offer unique products that are unlikely to be found in our competitors’ selling floor. We believe that we are recognized as a high quality supplier of perishables and will continue to focus on delivering high quality perishable products.

- Increase efficiency. We intend to increase productivity and customer service through investments in information technology and the increased utilization of our new distribution center which opened in August 2003. In recent years, we have made significant investments in computer systems focused primarily on improving inventory efficiency, supply levels and controls. Innovative technologies used by our stores include point of sales systems, a unit inventory control system, data warehouse category management, fiber optic communications networks and electronic communication systems to submit purchase orders to suppliers. We believe that continued upgrading of our systems will allow us to further increase efficiency, reduce expenses and provide the necessary product and sales information to enhance merchandising decisions at each store. We continue to increase the utilization of our distribution centers which has increased our storage capacity and has improved our ability to supply our stores with a more efficient product mix by utilizing a centralized location for distribution. The Costco de Mexico Group joint venture is currently being serviced by a distribution center that is located in the Mexico City metropolitan area.

- Merchandising and market segmentation. Our merchandising and market segmentation strategy emphasizes competition on the basis of price, selection of merchandise, quality of merchandise (in particular perishables) and service. We target specific consumer segments, preferences and demographics by using distinct retail formats, which differ in store size, service level and product range. As Mexican consumer preferences have shifted toward large supermarkets and hypermarkets, we have sought to meet this demand by growing our Mega format. Net sales of the Mega format accounted for approximately 31.5% of our net sales in 2005.

- Location. In opening new stores, we select the type of retail store and offer the merchandise and service mix that we consider most appropriate for each location’s anticipated customer base. We determine a location’s anticipated customer base by analyzing a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. We believe that this analysis allows our new stores to provide better services to our customers and improves our stores’ success rate. From January 1, 2005 through December 31, 2005 we purchased approximately 4.3 million square feet of unimproved land using part of it for new stores and the rest for our land reserve of 7.0 million square feet. We intend to continue to explore the possibility of additional strategic land acquisitions in desirable locations. Decisions with respect to opening new Costco membership warehouses are made by the Costco de Mexico Group joint venture.

- Lower Pricing Strategy. Historically, we based our pricing strategy cyclical promotions and discounts offered from time-to-time. This strategy proved successful in a market with high inflation rates. As prices changed often, consumers did not have the opportunity to compare prices among different retailers.

As the result of the decrease in inflation we have moved away from this strategy toward a strategy of offering consistently low prices, retaining only the most popular promotions, including the "Julio Regalado," in order to attract customer traffic. The lower pricing strategy was implemented in August 2002.

When we started with the "low prices" strategy in 2002, we experienced an initial 13.1% decrease in sales and decrease in number of customers and ticket amount per customer, but by 2003 the number of customers had increased by 6.0%, in 2004 the number of customers increased by 2.1% and an increase of 2.9% in 2005.

- Sinergia. At the end of 2003, three of the main retail companies in México, Gigante, Soriana, and us formed Sinergia, a limited liability company created to improve the purchase procurement for the three companies. Through Sinergia, CCM, Gigante and Soriana negotiate as a group with some of the large common suppliers of our businesses and the businesses of Gigante and Soriana. Currently, a small portion of our total purchases are negotiated through Sinergia. By forming a negotiating group with two other large retailers, we benefit from increased purchasing power as a whole, and corresponding lower cost of goods. See "Key Information-Risk Factors-Risk Factors Related to Mexico-Mexican Antitrust Laws May Limit Our Ability to Expand Through Acquisitions or Joint Ventures."

Operations

At December 31, 2005, we had 191 stores operating under five retailing formats with a total selling area of approximately 14.5 million square feet. Although we operate nationwide, our stores are concentrated in the two most populated areas of Mexico, the Mexico City metropolitan area and the Central Region. Our stores located in those areas accounted for approximately 72.0% of our total retail floor space at December 31, 2005. At December 31, 2005, we had 62 Restaurantes California located in 18 cities in Mexico, 33 of which were located in the Mexico City metropolitan area.

The percentage breakdown of our total selling area and number of stores by geographic region at December 31, 2005, is set forth in the following table:

	At December 31, 2005
	Percentage of Total Selling Area	Number of Stores
Mexico City metropolitan area.............................................................................	37.7%	86
Central region.........................................................................................................	34.3	60
Northwest region...................................................................................................	13.4	21
Northeast region....................................................................................................	2.4	3
Southeast region....................................................................................................	8.4	13
Southwest region...................................................................................................	3.8	8
Total.........................................................................................................................	100.0%	191

The number of restaurants by geographic region at December 31, 2005 is set forth in the following table:

At December 31, 2005
Number of Restaurants
Mexico City metropolitan area............................................................................................	33
Central region........................................................................................................................	20
Northwest region..................................................................................................................	2
Northeast region...................................................................................................................	-
Southeast region..................................................................................................................	5
Southwest region.................................................................................................................	2
Total.......................................................................................................................................	62

The percentage breakdown of the contribution of our store formats (including the Costco membership warehouses) and our restaurants to total sales is set forth below for each of the three years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,
	2003	2004	2005
Comercial Mexicana...................................	36.3%	32.9%	29.7%
Bodega.........................................................	14.4	13.7	13.3
Mega............................................................	26.3	28.8	31.5
Sumesa.........................................................	2.3	2.5	2.8
Costco..........................................................	18.9	20.1	20.8
Restaurantes California.............................	1.6	1.6	1.6
Miscellaneous Income...............................	0.2	0.3	0.3
Total.............................................................	100.0%	100.0%	100.0%

Except for Sumesas, which offer primarily food items, stores operated by us offer a combination of food and non-food items. Management classifies our store sales into four main product lines. The percentage contribution to total sales of each of these product lines is set forth below for each of the three years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,
	2003	2004	2005
Perishables....................................................	25.6%	27.7%	28.7%
Groceries.......................................................	40.7	41.2	38.2
General Merchandise..................................	24.1	21.9	25.6
Clothing.........................................................	9.5	9.2	7.5
Total...............................................................	100.0%	100.0%	100.0%

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

Retail Store Formats

We carry out our business through five retail store formats: Comercial Mexicana, Bodega, Mega, Sumesa and Costco membership warehouses (through the Costco de Mexico Group joint venture). Through these formats, we are able to target nearly all the population segments in the Mexico City metropolitan area and the other are as which we serve. In March 2006 the Company opened a new format named City Market for the high income level basically with sales mix of perishables and high quality groceries.

In opening new stores, we select the retail store format that offers the merchandise and service mix we consider most appropriate for each location’s anticipated customer base. We determine a location’s anticipated customer base by referring to a number of factors, including the current and expected future population density, income levels and competitive conditions surrounding that location. Decisions with respect to opening new Costco membership warehouses are made by the Costco de Mexico Group joint venture. From 2002 to 2005 the Company has opened 31 stores and 11 Restaurantes California.

We believe in changing the retailing format of our retail stores when appropriate, based on changing demographics and competitive characteristics of the location surrounding an established store. For example, from 2001 to 2005, nine Comercial Mexicana stores were converted into Megas, five Comercial Mexicana stores were converted into Bodegas and one Bodega was converted into a Comercial Mexicana store. In addition, since acquiring the Sumesa chain in 1981, we have converted six Sumesas into other formats. The conversion costs typically ranged from U.S.$2.1 million to U.S.$5.0 million per store, averaging approximately U.S.$3.1 million per store. Besides the convertions, the Company had closed from 2002 to 2005 ten stores and three Restaurantes Califonia due to reasons of low profitability or ending leased contracts.While we currently expect to continue using our five retailing formats, we may experiment with additional formats in the future.

Combination Supermarket/General Merchandise Stores

Comercial Mexicana. At December 31, 2005, we operated 61 Comercial Mexicana stores, including 18 in the Mexico City metropolitan area, 25 in the Central Region (including Guadalajara), eleven in the northwest region (including Tijuana), none in the northeast region, two in the southeast region and five in the southwest region. Comercial Mexicana stores are targeted at middle and upper-income customers.

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

A Comercial Mexicana store remodeling generally involves the installation of new services, lighting, decorations, freezers and refrigerators, as well as the replacement of fixtures, painting and necessary repairs and changes in store layout that are intended to make the stores more attractive to customers. At the same time, we upgrade the information technology in our Comercial Mexicana stores to improve operating efficiencies and to allow the introduction of new services. We remodeled six Comercial Mexicana stores in 2003, five in 2004 and two in 2005.

Comercial Mexicana stores generally range in size from approximately 43,000 to 100,000 square feet of selling area, with an average of approximately 68,000 square feet. Comercial Mexicana stores employed 9,228 individuals at December 31, 2005.

Comercial Mexicana stores have experienced a decline in the number of customers in the last three years. We believe this is mainly a result of our conversion of 5 Comercial Mexicana stores into Megas in 2003, 2004 and 2005, thereby reducing the number of Comercial Mexicana stores available for shopping, as well as increased competition in the market. We have developed several strategies in response to these developments, including reorganization of the Comercial Mexicana employee structure, construction of a new distribution center servicing all store formats, including Comercial Mexicana, and the institution of a new pricing strategy of every day low prices instead of one-time promotions and discounts.

Bodega. At December 31, 2005, we operated 36 Bodegas, including 27 in the Mexico City metropolitan area, seven in the Central Region, one in the southeast region and one in the southwest region. Bodegas target lower-income customers.

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

Bodegas range in size from approximately 24,000 to 65,000 square feet of selling area, with an average of approximately 50,600 square feet. Bodegas employed 4,193 individuals at December 31, 2005.

Mega. Under the Mega format, we currently operate our largest combination stores. As of December 31, 2005, we operated 45 Megas, including 18 in the Mexico City metropolitan area, 15 in the Central Region, four in the northern region and six in the southern region. The Mega format targets a broad range of economic groups.

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

Megas generally range in size from 110,000 to 140,000 square feet selling area, with an average of approximately 120,000 square feet. Megas employed 8,734 individuals at December 31, 2005.

In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. We now operate these stores under the Mega format. The purchase price for this acquisition consists of six installment payments. We paid U.S.$15.0 million in 2003, U.S.$20.0 million in 2004, U.S.$25 million in 2005 and U.S.$20.0 million in 2006. We are required to make additional payments of U.S.$20.0 million in each of 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Key Information-Risk Factors-Risk Factors Related to Our Business-Our Acquisition of Auchan is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

Supermarkets

Sumesa. At December 31, 2005, we had 21 Sumesas in operation. Except for four Sumesas in Cuernavaca, all Sumesas are located in the Mexico City metropolitan area. Sumesas target upper-middle to upper income customers.

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

Sumesas generally range in size from approximately 7,000 to 11,800 square feet of selling area, with an average of approximately 8,600 square feet. Sumesa employed 954 individuals at December 31, 2005. We opened two of the Sumesas in Cuernavaca in 2005.

Membership Warehouse Stores

Costco Membership Warehouses. In June 1991, CCM and Costco formed a joint venture to develop the membership warehouse-style stores that are popular in the United States and Canada. The first Costco membership warehouse was opened in a suburb of Mexico City in February 1992. At December 31, 2005, the Costco de Mexico Group joint venture was operating 28 Costco membership warehouses, six of which were located in the Mexico City metropolitan area, nine were located in the Central Region (including one in Guadalajara), six were located in the northwest region, two was located in the northeast region, four in the southeast region and one in the southwest region.

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

Although membership is available to the general public, typically only businesses and professionals purchase memberships due to the related costs. A primary membership, including two affiliate memberships, currently costs Ps.350.0 (approximately U.S.$31.16) per year and each additional affiliate membership costs Ps.100.0 (approximately U.S.$8.90) per year. Costco membership warehouses seek to meet the needs of business customers who might otherwise pay a premium for small purchases or who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members often combine personal shopping with their business purchases. In 2005, 73% of our existing memberships were renewed for an additional year. Membership income in 2005 accounted for 1.6% of net sales.

Costco membership warehouses range in size from approximately 90,000 to 120,000 square feet of selling area, with an average of 100,000 square feet, and are designed with minimal amenities and decorations. Floor plans are designed for economical and efficient use of space and inventory control. Members push flatbed carts or large basket-style shopping carts through the warehouses, selecting products for their business or personal use, or for resale. Merchandise is generally offered in case, carton, or multiple-pack quantities or in single, jumbo-sized packages, and is displayed and stored in packing cartons on pallets and steel racks separated by extra-wide aisles. The standard no-frills facility design, direct manufacturer purchasing and rapid inventory turnover, combined with extensive cost controls and low mark-ups, result in substantial savings to the customer as compared to most other traditional sources of merchandise. Costco membership warehouses employed 8,398 individuals at December 31, 2005.

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

The funding requirements of the joint venture are shared by Costco and us, as determined from time to time by the parties. We and Costco each contributed with Ps.354.1 million in 2003, Ps.445.9 million in 2004 and Ps.159.4 million in 2005 to the Costco de Mexico Group joint venture. In 2006, we and Costco each agreed to contribute U.S.$15.0 million to the Costco de Mexico Group joint venture. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party’s interest at fair market value. The joint venture agreement contains limitations on competition in the membership warehouse format by Costco and us. The joint venture has a duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, or (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party’s interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain a guarantee as required by the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the majority of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, or (vi) is insolvent or bankrupt.

Marketing

We seek to attract customers to our stores by emphasizing customer service; offering a wide selection of private label goods; facilitating purchases by customers through our "captive" credit card issued by Banamex, which extends and assumes all of the credit and credit risk under these cards; vouchers for payment; and a lay-away system under which customers can purchase general merchandise by agreed-upon partial payments. Another marketing initiative includes promotions every Wednesday on fresh fruit and vegetables at Comercial Mexicana, Bodegas and Megas, which has helped make Wednesday one of the busiest days of the week in our stores. We intend to maintain advertising expenditures in 2006 substantially in line with the amount spent in 2005, which was 1.0% of our net sales.

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

In recent years, we have begun to emphasize our own private label merchandise, including specialty products prepared by us, including baked goods, tortillas and prepared foods. We currently offer approximately 450 private label products, principally groceries. As of December 31, 2005, we offered approximately 180 medicines under the "Farmacon" brand name. These medicines fully comply with the Ministry of Health Regulations. In addition, we offer private label men’s, women’s and children’s clothing, household, automotive and gardening products. Each of our private label brands reflects a special image and delivers high quality merchandise at prices lower than brand name products. Sales of private label products as percentage of total store sales were approximately 12.2% in 2003 11.4% in 2004 and 12.8% in 2005. Our margins on private label products are similar to those on brand name products, although prices on private label products are lower to the consumer.

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

Capital expenditures for our information systems were Ps.69.7 million in 2003, Ps.70.0 million in 2004 and Ps. 74.0 million in 2005.

Restaurants

At December 31, 2005, we had 62 Restaurantes California located in 18 cities in Mexico, 33 of which were located in the Mexico City metropolitan area. The average seating capacity is 223 seats per restaurant. Restaurantes California focuses on middle- to upper-income customers and tourists.

From 2003 to 2005, we opened 11 Restaurantes California. We intend to open two new Restaurantes California and remodel two additional restaurants during 2006. Our goal is to increase the number of Restaurantes California throughout Mexico.

Restaurantes California are family-style restaurants serving a wide variety of Mexican and continental cuisines for breakfast, lunch and dinner. These restaurants emphasize high quality, homemade-style food with fast service at low prices, with an average lunch costing Ps.70.00 (approximately U.S.$6.50).

Meals at Restaurantes California are prepared fresh when ordered. To differentiate ourselves from our competitors, each Restaurante California also has a buffet and salad bar. We emphasize sales of buffet-style food, and in some stores "super buffets," which generally have higher gross margins. The buffet sales in relation to total restaurant sales were 56.7% in 2003, 56.9% in 2004 and 57.0% in 2005. Restaurantes California is competitive on the basis of their high-quality food and service, cleanliness, attractive architecture and decorations, hand-painted dishes, colorful menus and innovative promotions (like free buffets for children accompanied by adults and the "Birthdays Free" campaign).

Restaurantes California have traditionally been located in commercial areas near Comercial Mexicana stores, but are increasingly being operated on a stand-alone basis. In choosing the sites for Restaurantes California, our real estate professionals consider criteria similar to those used in selecting store sites. Suppliers deliver all products used in the operation of Restaurantes California directly to the restaurants. Restaurantes California generally does not use media advertising. At December 31, 2005, Restaurantes California had 3,207 employees.

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

In both 2003 and 2004 approximately 17.0% and 20.0% in 2005 of our sales from stores consisted of products imported from outside of Mexico. In addition, we sell certain imported products, which we acquire from multinational corporations, distributors and wholesalers in Mexico, at prices denominated in Pesos.

Competition

The retail industry in Mexico is highly competitive and is characterized by high inventory turnover and small profit margins as a percentage of sales. Earnings primarily depend upon the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost-effective store operations. Advertising and promotional expenses that are necessary to maintain our competitive position in our major markets affect margins at our stores. Competition occurs principally on the basis of price and, to a lesser extent, location, selection of merchandise, quality of merchandise (in particular perishables), service, store conditions and promotions. The principal basis of our competition with our competitors has largely been based on offering the low prices, as customers shop where the lowest price is offered. We compete with numerous local companies, regional and national supermarket and self-service store chains, including Walmex, Soriana, Chedraui (which acquired 29 Carrefour stores) and Gigante, as well as small family-owned neighborhood stores and street markets, in each region in which we do business. In addition, certain major U.S. and international retailers have established joint ventures with Mexican companies or have acquired the majority of shares to control businesses which compete with our stores (for example, Wal-Mart controls Walmex). Walmex currently has the highest market share in Mexico based on net sales. The Costco membership warehouses compete with Sam’s Club, a self-service warehouse owned by Walmex, and our hypermarkets and other stores face competition from Soriana, Chedraui and Gigante and other U.S. and international retailers. Additional U.S. and international retailers may enter the market in Mexico in the future either through joint ventures or directly. In addition, certain of our stores, which are located in the same shopping areas, compete with each other. We believe that our principal competitive factors for our stores are location, price, cleanliness, promotion, customer service and quality of merchandise. See "Key Information-Risk Factors-Risk Factors Related to Our Business-We Participate in a Very Competitive Market and Increased Competition May Adversely Affect Our Business."

In 2005, we were one of the largest retail companies in Mexico as measured by net sales. By the same measure, Walmex is the largest retail company in Mexico. We have a significant presence in the Mexico City metropolitan area and the Central Region, where approximately 72.0% of the selling area of our stores was located as of December 31, 2005.

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

Organizational Structure

Following is a list of our significant subsidiaries, all of which are incorporated in Mexico:

	Activity as of December 31, 2005	Percentage Ownership as of December 31, 2005(1)
Subsidiary holding companies:
Tiendas Comercial Mexicana, S.A. de C.V...	Operates a chain of 142 stores	100%
Tiendas Sumesa, S.A. de C.V......................	Operates a chain of 21 stores.	100%
Restaurantes California, S.A. de C.V............	Operates a chain of 62 restaurants.	100%
Costco de Mexico, S.A. de C.V..................	Operates a chain of 28 membership warehouses.	50%
Real estate subsidiaries.................................	Operate as a real estate group.	100%
Distribution companies.................................	Operate our distribution facilities.	100%
Subsidiary service companies.......................	Operate as a services group.	100%

________

(1) Percentage ownership directly by CCM or by CCM and other subsidiaries of CCM.

In accordance with Mexican GAAP, supplementary applied the International Accounting Standard No. 31 "Interests in Joint Ventures" to account for our investment in Costco de Mexico Group Joint Venture under the proportional consolidation method.

Property, Plant and Equipment

Our properties primarily consist of different store formats, restaurants and distribution centers, most of which are located in the Mexico City metropolitan area. In addition, as of December 31, 2005, we had approximately 7.0 million square feet in land reserve. Our principal executive offices are located in the Mexico City metropolitan area.

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

At December 31, 2005, we owned approximately 78.7% of the land on which our stores are located, and we own the land on which 43 of the 62 Restaurantes California are located. Substantially all of the remaining land on which our stores and restaurants are located is leased from independent third parties. Leases have a 15 year term on average, with one or more options to extend or renew. Approximately 85% of our stores and restaurants that lease land (representing 27% of our total stores and restaurants) have leases which will expire between 2006 and 2010. The lease agreements for the stores and restaurants generally provide for rent payments calculated as a percentage of monthly net sales, ranging from 1.5% to 3.25% for stores and from 5% to 9% for restaurants, with a minimum guaranteed rental.

The following table sets forth our owned and rented retail space by total selling area, selling area as percentage of total area and number of our stores at December 31, 2005.

	At December 31, 2005
	Total Selling Area (in sq. ft.)(1)	Percentage Total Selling Area	Number of Stores
Owned properties...............................................................................	11,384,000	78.7%	136
Leased properties...............................................................................	3,087,999	21.3	55
Total...................................................................................................	14,471,999	100.0%	191

______________

(1) Assuming the five stores acquired from Auchan in 2003 are leased properties. Had these five stores been treated as owned, the total selling area for owned properties would have been 12,140,664 sq.ft. (83.9% of the total selling area) and the total selling area for leased properties would have been 2,331,335 sq.ft. (16.1% of the total selling area).

The following table sets forth our owned and leased retail space by store format, number of stores and total area at December 31, 2005.

	At December 31, 2005
Store Format	Owned	Leased	Total	Total Selling Area
Comercial Mexicana.....................................................................	40	21	61	4,092,678
Bodega...........................................................................................	25	11	36	2,130,783
Mega(1)..........................................................................................	37	8	45	4,783,520
Sumesa...........................................................................................	7	14	21	211,780
Costco............................................................................................	27	1	28	3,253,238

______________

(1) Considering the five stores acquired from Auchan in 2003 are leased properties.

Our real estate subsidiaries have also engaged in the development of shopping centers in which Comercial Mexicana stores have participated as anchor tenants, with the remaining space being leased to third parties. Currently we have over 2,093 commercial tenants, with approximately 1,750,300 square feet under lease, from which we receive income.

We have a land reserve of unimproved land for future development of approximately 7.0 million square feet in the Mexico City metropolitan area and in the Central Region, and other cities in Mexico, which management expects will be sufficient for substantially all of our expansion plans for 2006 and 2007 whether or not economic conditions in Mexico continue to improve. Because it is increasingly difficult to locate larger plots of land suitable for store sites within Mexico City, we are increasingly considering acquiring land outside of Mexico City, primarily in the suburbs of Mexico City and in the Central Region.

Insurance

We maintain all risk and first loss insurance policies (including insurance for losses resulting from hurricanes and earthquakes) and business interruption insurance with an insurance value up to Ps.32.4 billion (calculated on the basis of the maximum foreseeable loss) with a maximum per claim of Ps.1.8 billion (calculated on the basis of the maximum foreseeable loss) per location, and a limit up to Ps.8.1 billion per event. The fixed assets at each of our locations are covered on a replacement cost of market value basis. We also maintain a transit insurance policy that protects against loss for shipment up to Ps.88.5 million per shipment. We maintain comprehensive liability insurance policies with an insured limit of up to Ps.300.0 million per event per location.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with our audited year-end financial statements and the accompanying notes appearing elsewhere in this annual report.

This annual report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly in "Key Information-Risk Factors." In addition to the other information in this annual report, investors should consider carefully the following discussion and the information set forth under "Key Information-Risk Factors" before evaluating us and our business. See "Key Information-Forward-Looking Statements."

Our financial statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 17 to our financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and other items for the years ended December 31, 2003, 2004 and 2005 and stockholders’ equity as of December 31, 2004 and 2005. Any reconciliation to U.S. GAAP may reveal significant differences between our stockholders’ equity, net income and other items as reported under Mexican GAAP and U.S. GAAP. See "Key Information-Risk Factors-Risk Factors Related to Mexico-Differences Between Mexican GAAP and U.S. GAAP May Have an Impact on the Presentation of Our Financial Information."

Overview

Our operations are conducted entirely in Mexico. Consequently, our historical financial results have been, and our financial results are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Mexico. This is particularly the case in the Mexico City metropolitan area and in the Central Region, where we derived approximately 72.0% of our net sales for the year ended December 31, 2005.

Historically, the results of Mexican retailers have been closely correlated with changes in Mexican GDP. Over the last five years, Mexican GDP has increased at an average annual rate of 3.0%, while Mexico has experienced low inflation rates and a stable macroeconomic environment. This growth and stability has resulted in an expansion in domestic consumption, which has benefited retail businesses. In recent years, however, as competition has increased, results of operations for retailers like us have also increasingly been affected by competition. Competitive pressures may decrease our sales, as consumers migrate to our competitor’s stores, and reduce our margins, as we reduce prices to maintain market share. See "Key Information-Risk Factors-Risk Factors Related to Our Business-We Participate in a Very Competitive Market and Increased Competition May Adversely Affect Our Business."

We maintain our financial records in Pesos. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position." These bulletins outline the inflation accounting method that is mandatory for all companies reporting under Mexican GAAP. Under Bulletin B-10, all financial information is presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. The presentation of financial information in constant Pesos is intended to recognize certain effects of inflation on the financial statements and to permit comparisons between comparable periods in comparable monetary units. The result of this adjustment is that growth rates between periods are stated in "real" terms, eliminating the general effects of inflation. Except where otherwise indicated, financial data for all periods in the financial statements and throughout this annual report have been restated in constant Pesos with purchasing power as of December 31, 2005. See Note 2 to our financial statements.

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

Under Bulletin A-8, "Supplementary Application of International Accounting Standards," Mexican companies are required to refer to International Accounting Standards, or IASs, for guidance in determining accounting requirements when an accounting principle has not been formally promulgated in Mexico. No accounting principle has been formally promulgated in Mexico regarding the accounting and reporting for interests in joint ventures. Accordingly, we follow the provisions of IAS 31, "Financial Reporting for Interests in Joint Ventures," which requires that companies report joint ventures using the "proportionate consolidation," or pro rata method. As a result, we consolidate on a pro rata basis 50% (equivalent to our interest in the joint venture) of the assets, liabilities, income and expenses of the Costco de Mexico Group joint venture. For U.S. GAAP purposes, this investment would be treated as an equity investment, however CCM has adopted to avail itself the SEC accommodation to omit reconciling differences related to the classification or display and instead provides summarized footnote disclosure of the amounts proportionally consolidated. See Note 17 to our financial statements. Unless otherwise indicated, the discussion and financial data below reflects only 50% of those operations.

In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. These five stores have an aggregate selling area of approximately 495,139 square feet. We currently operate these stores under the Mega format. The purchase price for the acquisition of the corporations consists of six installment payments. In 2003 we paid U.S.$15.0 million, in 2004 we paid U.S.$20.0 million, in 2005 we paid U.S.$25 million and in 2006 we paid U.S.$20.0 million. We are required to make additional payments of U.S.$20.0 million in each of 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Key Information-Risk Factors-Risk Factors Related to Our Business-Our Acquisition of the Mexican Operations of Auchan Is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

As used herein, the term "same store sales" reflects the sales of our stores operating throughout the same months of both financial periods compared. If a store did not operate for a full month of either of the financial periods being compared, we exclude its sales for such month from both financial periods. For example, if a new store was opened on July 1, 2004 and operated throughout the last six months of 2004, (1) our "same store sales" data would include the sales of that store for the last six months of 2004 and the last six months of 2005 and (2) we would account for the sales of the new store during the first six months of 2005 as sales from a newly opened store. Our calculations of same store sales data may differ from same store sales calculations of other retailers.

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

Effects of Devaluation and Inflation

The following table sets forth, for the periods indicated:

- the percentage that the Mexican Peso devalued or appreciated against the U.S. Dollar;

- the Mexican inflation rate;

- the U.S. inflation rate;

- the percentage that Mexican GDP changed as compared to the prior period; and

- the percentage change in the Mexican retail sector as compared to the prior period.

	Year ended December 31,
	2003	2004	2005
Devaluation (appreciation) of the Mexican Peso as compared to the U.S. Dollar (1) ...	8.0%	(0.7)%	(4.7)%
Mexican inflation rate (2) ...........................................................................................	4.0	5.2	3.3
U.S. inflation rate .......................................................................................................	1.9	3.3	3.1
Increase in Mexican GDP (3) .....................................................................................	1.3	4.4	3.0
Increase in the Mexican retail sector (4) .....................................................................	1.1	3.5	8.6

______________

(1) Based on changes in the Interbank Rates, as reported by Banamex, at the end of each period, which were as follows: Ps.10.395 per U.S. Dollar as of December 31,2002, Ps.11.232 per U.S. Dollar as of December 31, 2003, Ps.11.151 per U.S. Dollar as of December 31, 2004 and Ps.10.627 per U.S. Dollar as of December 31, 2005

(2) Based on changes in the NCPI from the previous period, as reported by the Mexican Central Bank, which were as follows:, 102.9 in 2002, 106.9 in 2003, 112.5 in 2004 and 116.39 in 2005.

(3) As reported by the Instituto Nacional de Estadistica, Geografia e Informática, or INEGI, and, in the case of GDP information for 2002, 2003, 2004 and 2005, as estimated by INEGI.

(4) As reported by the Mexican National Association of Self-service and Department Stores, or ANTAD.

The general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, inflation and high interest rates have adversely affected, and may in the future adversely affect, our financial conditions and results of operations. Inflation also affects consumer demand, our ability to raise prices, supplier prices, employment rates, competitive factors and consumer purchasing power. In addition to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in "real" terms. See "Key Information-Risk Factors-Risk Factors Related to Mexico."

Seasonality

Our retail business reflects seasonal patterns of consumer spending and our total net sales and operating results vary from quarter to quarter. We have historically incurred a higher percentage of our overall net sales in the third quarter in connection with the "Julio Regalado" promotion and in the fourth quarter in connection with the Christmas holiday season. Any significant reduction in the third or fourth quarter revenue could adversely affect our business, financial condition and results of operations.

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

Property, equipment and leasehold improvement

Property, equipment and leasehold improvement are stated at cost, less accumulated depreciation, and restated in accordance with Mexican GAAP (Bulletin B-10) by applying factors derived from the NCPI to historical costs. Depreciation of buildings, equipment, and other depreciable assets is primarily determined using the straight-line method. Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Gains and losses on retirements are included in income as they occur.

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

The key factors for property, equipment and leasehold improvement policy are the estimation of the useful lives of our various asset types, the election to primarily utilize the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and management’s determination regarding impairment of any asset or group of assets. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets results in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, equipment and leasehold improvement will vary significantly depending on the method elected. Our management believes that the straight-line method results in the most accurate recognition of periodic depreciation expense for all of our assets. Our management’s evaluation of whether an expenditure related to property, equipment and leasehold improvement substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense also can significantly affect results of operations for a given period as well as our financial position. Our management has also evaluated any asset or group of assets for which potential impairment might exist and has determined that there are none requiring an impairment write-down as of December 31, 2005. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process might indicate an impairment exists, the appropriate asset’s carrying values would be written down to fair value and the amount of the write-down would be charged against the results of continuing operations.

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

Financial Instruments

The Company historically has used derivatives to manage its exposure to changes in interest rates and foreign exchange. As required by Statement C-10 of the Mexican Accounting pronouncement, as amended, the definition of derivatives requires that derivatives be carried at fair value on the balance sheet and Statement C-10 provides for hedge accounting when certain conditions are met. In accordance with this standard, the Company’s derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designed as "cash flow" hedge, to the extent the hedges are highly effective, are recorded in comprehensive income, net of tax effects. Ineffective proportions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedge transaction affects earnings. Changes in the fair value of derivative instruments designed as "fair value" hedges, along with corresponding changes in the fair values of the hedged assets or liabilities, are recorded in the current period earnings.

Derivatives that are no designed as hedging instruments are classified as trading assets and liabilities; the gain or loss is recognized in the earnings in the period of change.

The table below summarizes the outstanding currency derivatives designed as hedges of December 31, 2005 and December 31 2004.

	2005			2004
	Fair Value	Notional Amount	Due Date	Fair Value	Notional Amount	Due Date
Cash Flow Hedges
Exchange rate options	Ps 551,285		2006-2009
Buy		21,614,046
Sale		4,966,004
Exchange rate Swaps	103,256	2,125,420	2015

Trading Derivatives
Interest rate swaps	Ps 46,218	Ps 2,125,420	2015	Ps (186,925)	Ps 3,719,640	2005
Exchange rate options	464,283		2006-2010	229,138	546,342	2005
Buy		7,352,303
Sale		8,653,648
Exchange rate swaps	362,402	5,581,353	2015	-	-	-
Exchange rate forwards	-	-	-	58,183	367,983	2005

Embedded derivatives	(220,882)			-

The notional amount of derivative financial instruments is represented by US dollars valued at the exchange rate of $10.627 pesos per dollar. Notional amounts (in US dollars) related to derivative financial instruments reflect the volume of operations. However, they do not reflect amounts at risk. Amounts at risk are generally limited to the unrealized profit or loss from valuation to market of those instruments.

For the year-ended December 31, 2005, a $664,541 change in the fair value of cash flow hedges was recorded within stockholders’ equity net of Ps.183, 271 of deferred tax. Cash flow hedges are utilized to protect the Company from exchange rate risk associated with payments for the acquisition of production materials or investment activities during the next four years, interest and principal payments associated with a foreign currency debt issuance that will be made during the next 10 years.

Results of Operations

General

The following table sets forth consolidated income statement data for the years ended December 31, 2003, 2004 and 2005 as presented in our audited year end financial statements, expressed as a percentage of consolidated net sales.

	Year Ended December 31,
	2003	2004	2005
Net sales (millions pesos as of December 31, 2005)...........................................	38,004	38,842	40,309
Cost of sales .....................................................................................................	(80.0)%	(79.8)%	(79.0)%
Gross profit................................................................................................	20.0	20.2	21.0
Selling, general and administrative expenses:
Selling.........................................................................................................	(13.8)	(13.6)	(13.6)
Administrative.............................................................................................	(2.2)	(1.9)	(1.8)
Total selling, general and administrative expenses.........................................	(16.0)	(15.5)	(15.4)
Operating income............................................................................................	4.0	4.7	5.6
Integral result of financing:
Interest expense........................................................................................	(0.9)	(0.8)	(1.1)
Gain (loss) from forward agreements.........................................................	-	0.2	1.4
Interest income..........................................................................................	0.1	0.2	0.2
Loss from repurchase of notes...................................................................	(0.1)	-	-
Foreign exchange loss, net.........................................................................	(0.3)	-	-
Gain from monetary position......................................................................	0.7	0.8	0.6
Total integral results of financing................................................................	(0.5)	(0.4)	1.5
Other income (expense), net....................................................................	0.2	(0.1)	(1.3)
Provisions for income taxes and employee statutory profit sharing....................	(0.7)	(0.5)	0.8
Income before minority interest......................................................................	3.0	4.6	4.6
Minority interest.............................................................................................	-	-	-
Net income....................................................................................................	3.0%	4.6%	4.5%

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

As of and for the year ended December 31, 2005	CCM Group	Costco de México Group Joint Venture	Other Group	Total
Net sales ....................................	Ps 30,134,625	Ps. 8,398,566	Ps 1,775,664	Ps 40,308,855
Cost of sales ...............................	23,524,254	7,204,808	1,101,605	31,830,667
Gross profit ................................	6,610,371	1,193,758	674,059	8,478,188
Selling, general and administrative expenses ....................................	4,777,562	839,354	583,120	6,200,036
Operating income........................	1,832,810	354,405	90,937	2,278,152
Integral result of financing ...........	633,939	(12,124)	(1,134)	620,681
Other income .............................	(561,191)	19,140	22,599	(519,452)
Income taxes (1) .......................	197,182	120,431	14,893	332,506
Net income ...............................	1,550,128	226,957	54,580	1,831,665
Property, equipment and leasehold and owned buildings improvement.	Ps. 17,744,510	Ps. 3,246,472	Ps. 736,118	Ps. 21,727,100
Liabilities ...................................	5,967,931	845,483	180,035	6,993,449
Capital expenditures ..................	2,057,049	515,863	110,757	2,683,669

As of and for the year ended December 31, 2004	CCM Group	Costco de México Group Joint Venture	Other Group	Total
Net sales ......................................	Ps. 29,423,734	Ps. 7,818,627	Ps. 1,599,770	Ps. 38,842,131
Cost of sales ................................	23,234,988	6,771,323	974,323	30,980,634
Gross profit ..................................	6,188,747	1,047,304	625,446	7,861,497
Selling, general and administrative expenses	4,741,171	746,554	545,321	6,033,046
Operating income.........................	1,447,576	300,750	80,124	1,828,451
Integral result of financing .............	154,712	(23,729)	50,935	181,918
Other income ...............................	(17,749)	11,620	25,873	19,744
Income taxes (1)...........................	172,685	23,219	11,831	207,735
Net income ..................................	1,435,440	293,505	45,898	1,774,843
Property, equipment and leasehold and owned buildings improvements ....	Ps. 16,200,500	Ps. 2,923,701	Ps. 660,813	Ps. 19,785,014
Liabilities.....................................	6,351,174	964,812	125,104	7,441,090
Capital expenditures ...................	1,562,532	455,038	86,018	2,103,588

As of and for the year ended December 31, 2003	CM Group	Costco de Mexico Group(1)	Other Group	Total
Net sales.......................................................	Ps. 29,361,761	Ps. 7,183,743	Ps 1,458,703	Ps. 38,004,207
Cost of sales..................................................	23,236,291	6,278,866	880,549	30,395,706
Gross profit...................................................	6,125,470	904,877	578,154	7,608,501
Selling, general and administrative expenses ..	4,896,772	676,539	507,589	6,080,900
Operating income..........................................	1,228,698	228,338	70,565	1,527,601
Integral results of financing.............................	247,641	(40,087)	(4,818)	202,736
Income taxes(2)............................................	209,521	33,876	18,098	261,495
Net income...................................................	830,871	243,908	47,447	1,122,226
Property, equipment and leasehold improvements	Ps. 15,221,790	Ps. 2,585,669	Ps. 616,610	Ps. 18,424,069
Liabilities.......................................................	5,613,279	985,981	88,989	6,688,249
Capital expenditures......................................	1,255,593	354,183	59,822	1,669,598

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

Comparison of fiscal years ended December 31, 2005 and December 31, 2004

Overview

We had 191 stores and 62 restaurants at the end of 2005 compared to 181 stores and 58 restaurants at the end of 2004. In 2005, we opened two Comercial Mexicanas, four Bodegas, four Megas, two Sumesas, three Costco membership warehouses and five Restaurantes California. During 2005, we closed one Restaurante California and five Comercial Mexicana and also converted two Comercial Mexicanas to Mega formats. In 2004, we opened four Megas, two Costco membership warehouses, two Sumesas and two Restaurantes California. During 2004, we closed one Bodega, one Mega and three Restaurantes California. Retail sales area increased 6.8% to 14,472,000 square feet at the end of 2005 from 13,551,320 square feet at the end of 2004, after having increased 3.9% from 13,037,452 square feet at the end of 2003.

Net Sales

Our consolidated net sales increased 3.8% to Ps.40,308.9 million for 2005 from Ps.38,842.1 million for 2004, primarily as a result of increases in net sales from the opening of new stores and restaurants in our various segments and also as a result of the closed stores that participated with sales during the year. Consolidated same store sales increased 0.5% for 2005 as compared to 2004. Of our consolidated net sales for 2005, 74.8% were attributable to the operations of the CM Group, 20.8% were attributable to the operations of the Costco de Mexico Group and 4.4% were attributable to the operations of the Other Group.

CM Group

Net sales for the CM Group increased 2.4% to Ps.30,134.6 million in 2005 from Ps.29,423.7 million in 2004. This increase was primarily due to Ps.750.5 million in sales derived from two Comercial Mexicanas, four Bodegas and four Megas that opened in 2005 and Ps.213.4 million in additional sales from a full year of operations for one Bodega and one Mega that opened in 2004. This increase was offset by the closure of five Comercial Mexicanas in 2005 an additional decrease of Ps.242.8 million in sales in 2004 without contributing in 2005 and as of Ps.151.0 million in other income in 2005 as compared to Ps. 127.1 million in 2004. In 2004, sales decreased for seven stores that were remodeled during the year while they were in the process of remodeling, however sales for these stores increased by an average of 12.9% in 2005. Same store sales increased 0.2% to Ps.28,617.6 million for 2005 from Ps.28,572.8 million for 2004 as a result of an increase in the average customer ticket and the number of customers.

Net sales per retail square foot for the CM Group decreased 2.1% to Ps.2,729.3 per retail square foot in 2005 from Ps.2,787.0 per retail square foot in 2004 primarily as a result of the opening of stores in 2005 which had the effect of adding new floor space without contributing to a full year of sales. Net sales per operating employee decreased 5.9% to Ps.1,355.9 thousand in 2005 from Ps.1,441.4 thousand per operating employee in 2004 primarily as a result of an increase in employees in 2005 that did not contribute to a full year of sales.

Costco de Mexico Group

Net sales for the Costco de Mexico Group increased 7.4% to Ps.8,398.6 million in 2005 from Ps.7,818.6 million in 2004. This increase was primarily due to Ps.194.5 million in sales derived from three new Costco membership warehouses opened in 2005, and Ps. 337.7 for two units opened during 2004, Ps.45.2 million increase in same store sales and an increase of Ps.4.2 million in revenue from membership fees. Same store sales increased 0.59% for 2005 as compared to 2004.

Net sales per square foot for the Costco de Mexico Group (based on 100% of Costco de Mexico Group’s net sales) decreased 6.5% to Ps.5,163.2 per square foot in 2005 from Ps.5,520.0 in 2004 primarily as a result of Costco membership warehouses opening at the end of 2005 which had the effect of adding floor space without contributing to a full year of sales. Net sales per operating employee (based on 100% of the Costco de Mexico Group’s net sales and all of its operating employees) decreased 9.5% to Ps.2,000.1 thousand per operating employee in 2005 from Ps.2,210.2 thousand in 2004 primarily because the increase in net sales was higher than the increase in the number of employees.

Other Group

Net sales for the Other Group increased 11.0% to Ps.1,775.7 million in 2005 from Ps.1,599.8 million in 2004. Of this increase, Ps.25.5 million were generated by the opening of two Sumesas and five Restaurantes California during the year. Same store sales for the Sumesa format increased 4.9% for 2005 as compared to 2004.

Cost of Sales

Our consolidated cost of sales increased 2.7% to Ps.31,830.7 million in 2005 from Ps.30,980.6 million in 2004, while our cost of sales as a percentage of net sales decreased to 79.0% in 2005 from 79.8% in 2004. This decrease primarily reflected the efficiency of the Distribution Center and its ability to better negotiate with suppliers, as well as the effect of not participating in the government voucher program . Of our consolidated cost of sales for 2005, 73.9% were attributable to the operations of the CM Group, 22.6% were attributable to the operations of the Costco de Mexico Group and 3.5% were attributable to the operations of the Other Group.

CM Group

Cost of sales for the CM Group increased 1.7% to Ps. 23,524.2 million in 2005 from Ps. 23,235.0 million in 2004. The cost of sales as a percentage of net sales decreased from 79.0% in 2004 to 78.1% in 2005, primarily as a result of the increase in sales and the efficiency of the Distribution Center which reduced distribution costs and our decision not to participate in the Government of Mexico City voucher program. The increase in the same store sales also was due to the Company pricing policy and the improvement in cost of merchandise negotiations with suppliers.

Costco de Mexico Group

Cost of sales for the Costco Group increased 6.4% to Ps. 7,204.8 million in 2005 from Ps.6,771.3 million in 2004. Cost of sales as a percentage of net sales decreased from 86.1% in 2004 to 85.8% in 2005, primarily as a result of the increase in sales and efficiencies caused by our reduction in shrinkage.

Other Group

Cost of sales for the Other Group increased 13.1% to Ps. 1,101.6 million in 2005 from Ps. 974.6 in 2004. The cost of sales as a percentage of net sales increased from 60.1% in 2004 to 62.0% in 2005, primarily as a result of the sales of Sumesa in the total of the Other Group. Sumesa increased its sales 14.8% while its cost of sales was 79.8% in 2005. Restaurantes California increased its sales 5.0% while its cost of sales was 31.9% for the year 2005.

Gross Profit

As a result of the factors discussed above, our gross profit increased 7.8% to Ps.8,478.2 million in 2005 from Ps.7,861.5 million in 2004. Our gross profit as a percentage of net sales increased to 21.0% in 2005 from 20.2% in 2004. Of our gross profit for 2005, 78.0% was attributable to the operations of the CM Group, 14.0% was attributable to the operations of the Costco de Mexico Group and 8.0% was attributable to the operations of the Other Group.

CM Group

Gross profit for the CM Group increased 6.8% to Ps.6,610.4 million in 2005 from Ps.6,188.7 million in 2004. Gross profit as a percentage of net sales for the CM Group increased to 21.9% in 2005 from 21.0% in 2004.

Costco de Mexico Group

Gross profit for the Costco de Mexico Group increased 14.0% to Ps.1,193.7 million in 2005 from Ps.1,047.3 million in 2004 primarily as a result of a greater increase in net sales relative to cost of sales. Gross profit as a percentage of net sales for the Costco de Mexico Group increased to 14.2% in 2005 from 13.4% in 2004.

Other Group

Gross profit for the Other Group increased 7.8% to Ps.674.0 million in 2005 from Ps.625.4 million in 2004. Gross profit as a percentage of net sales for the Other Group was 38.0% in 2005 as compared to 39.1% in 2004.

Selling, General and Administrative Expenses

Our consolidated selling, general and administrative expenses increased 2.8% to Ps.6,200.0 million in 2005 from Ps.6,033.0 million in 2004, primarily as a result of an increase in utility expenses and bank fees offset in part by a reduction in salaries and marketing expenses due to improve negotiations and less expensive media. Of our operating expenses for 2005, 77.1% was attributable to the operations of the CM Group, 13.5% was attributable to the operations of the Costco de Mexico Group and 9.4% was attributable to the operations of the Other Group.

CM Group

Selling, general and administrative expenses for the CM Group increased 0.8% to Ps.4,777.6 million in 2005 from Ps.4,741.2 million in 2004, primarily as a result of increased expenses in the CM Group due to an increase in utility expenses and bank fees offset in part by a reduction in salaries and marketing expenses.

Costco de Mexico Group

Selling, general and administrative expenses for the Costco de Mexico Group increased 12.4% to Ps.839.4 million in 2005 from Ps.746.5 million in 2004, primarily as a result of new personnel at the three Costco membership warehouses opened in 2005.

Other Group

Selling, general and administrative expenses for the Other Group increased 6.9% to Ps.583.1 million in 2005 from Ps.545.3 million in 2004, while selling, general and administrative expenses as percentage of net sales of the Other Group decreased to 32.8% in 2005 from 34.1% in 2004. The decrease in the margin reflects that the fixed expenses remained constant while net sales increased in the year.

Operating Income

As a result of the factors described above, our consolidated operating income increased 24.6% to Ps.2,278.1 million in 2005 from Ps1,828.4 million in 2004. On a consolidated basis, our operating income as a percentage of net sales increased to 5.6% in 2005 from 4.7% in 2004.

CM Group

Operating income for the CM Group increased 26.6% to Ps.1,832.8 million in 2005 from Ps.1,447.6 million in 2004. Operating income for the CM Group as a percentage of net sales increased to 6.1% in 2005 from 4.9% in 2004.

Costco de Mexico Group

Operating income for the Costco de Mexico Group increased 17.8% to Ps.354.4 million in 2005 from Ps.300.7 million in 2004. Operating income for the Costco de Mexico Group as a percentage of net sales increased to 4.2% in 2005 from 3.8% in 2004.

Other Group

Operating income for the Other Group increased 13.5% to Ps.90.9 million in 2005 from Ps.80.1 million in 2004. Operating income for the Other Group as a percentage of net sales increased to 5.1% in 2005 from 5.0% in 2004.

Integral Result of Financing

Integral results of financing cost decreased to a loss of Ps.620.7 million in 2005 from a gain of Ps.181.9 million in 2004, primarily as a result of :

Interest expense increased by 44.0% to Ps.432 million in 2005 as compared to Ps.300 million in 2004. This was the result of the promotion of "Months without interest" that increased 88% from last year, interests and commissions that increased 17% from 2004. On June 1, 2005, we issued a private placement of U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2015 to restructure our indebtedness.

As can be seen, the Company’s income for the period shows a Ps.220,882 credit for valuation of implicit derivatives operations which have been segregated from service agreements and/or goods set in foreign currency that represent an exchange risk during their term. The valuation has been carried out as a forward for each of the established monthly and/or semi-annually obligations.

Interest income decreased 18.9% to Ps.64 million in 2005 as compared to Ps.79 million in 2004.

Foreign exchange loss decreased to Ps.86.8 million in 2005 from a gain of Ps.7.0 million in 2004 primarily as a result of a 4.7% revaluation of the Peso in 2005 compared to the 0.7% revaluation of the Peso in 2004.

The gain from monetary position decreased from Ps.236.4 million in 2005 to Ps.319.3 million in 2004 as a result of lower inflation, which was 3.3% in 2005 compared to 5.2% in 2004.

Other income was Ps.561.2 million in 2005 and Ps. 17.7 million in 2004. Other income as a percentage of net sales for the CM Group was 1.9% in 2005 and 0.06% in 2004.

Income Taxes and Employee Profit Sharing

The statutory rate of Mexican corporate income tax was 30% in 2005 and 33% in 2004. The income tax rate will be 29% in 2006 and 28% in 2007.

Our effective tax rate was 15% in 2005 and 8% in 2004. The increase in the effective tax rate was mainly due to a change in the statutory income tax rate. Tax loss carryforwards primarily arose from the timing difference between the tax and accounting treatment of inventory. See note 9 to the financial statements.

Net Income

As a result of the foregoing, consolidated net income increased 3.2% from Ps.1,831.6 million in 2005 to Ps.1,774.8 million in 2004. Net income as a percentage of net sales was 4.5% for 2005 as compared to 4.6% for 2004.

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

Net Sales

Our consolidated net sales increased 2.2% to Ps.38,842.1 million for 2004 from Ps.38,004.2 million for 2003, primarily due to an increase in net sales in the Costco de Mexico Group. Consolidated same store sales decreased 0.1% in 2004 as compared to 2003. Of our consolidated net sales for 2004, 75.8% were attributable to the operations of the CM Group, 20.1% were attributable to the operations of the Costco de Mexico Group and 4.1% were attributable to the operations of the Other Group.

CM Group

Net sales for the CM Group increased 0.2% to Ps.29,423.7 million in 2004 from Ps.29,361.7 million in 2003. This increase reflected Ps.492.7 million in additional sales from a full year of operations for six Megas that opened in 2003 and Ps.277.9 million in sales derived from the four Megas that opened in 2004. This increase was offset by the closure of one Mega and one Bodega in 2004 which contributed an additional Ps.469.0 million in sales in 2003 as compared to 2004, a decrease of Ps.208.0 million in same store sales, a decrease of Ps.24.0 million in the sales of six Comercial Mexicanas and one Mega that were being remodeled during 2004, and a decrease of Ps.7.6 million in other income in 2004 as compared to 2003. Same store sales decreased 0.7% for 2004 compared to 2003 primarily as a result of the adverse impact on customer traffic resulting from a public works project on a major highway in front of our highest revenue producing Mega.

Net sales per retail square foot for the CM Group decreased 1.8% to Ps.2,794.4 per retail square foot in 2004 from Ps.2,844.6 per retail square foot in 2003 as a result of the opening of stores in 2004 which had the effect of adding new floor space without contributing to a full year of sales. Net sales per operating employee increased 4.4% to Ps.1,445.2 thousand in 2004 from Ps.1,384.0 thousand per operating employee in 2003 primarily as a result of a reduction in employees at the store level due to improvements in our distribution process, which was partially offset by new personnel hired in conjunction with the opening of new stores.

Net sales for the CM Group also include other income which consists of rental income from commercial properties leased to third parties in shopping centers where one of our stores is an anchor tenant. Other income was Ps.59.8 million in 2004 and Ps.67.5 million in 2003. Other income as a percentage of net sales for the CM Group was 0.2% in both years.

Costco de Mexico Group

Net sales for the Costco de Mexico Group increased 8.8% to Ps.7,818.7 million in 2004 from Ps.7,183.8 million in 2003. This increase was primarily due to Ps.356.2 million in additional sales from a full year of operations for the two Costco membership warehouses that opened in 2003, Ps.172.9 million in sales derived from two new Costco membership warehouses opened in 2004, a Ps.96.1 million increase in same store sales and an increase of Ps.9.7 million in revenue from membership fees. Same store sales increased 1.4% in 2004 compared to 2003 as a result of the maturing of stores opened during the pervious year.

Net sales per retail square foot for the Costco de Mexico Group (based on 100% of Costco de Mexico Group’s net sales) decreased 1.9% to Ps.5,519.9 per retail square foot in 2004 from Ps.5,628.9 in 2003, primarily as a result of Costco membership warehouses opening at the end of 2004, which had the effect of adding floor space without contributing to a full year of sales. Net sales per operating employee (based on 100% of the Costco de Mexico Group’s net sales and all of its operating employees) increased 0.6% to Ps.2,210.2 thousand per operating employee in 2004 from Ps.2,196.8 thousand in 2003 primarily due to the increase in net sales which exceeded the increase in employees.

Other Group

Net sales for the Other Group increased 9.7% to Ps1,599.8 million in 2004 from Ps.1,458.6 million in 2003. Of this increase, Ps.56.8 million was generated by the two Sumesas and two Restaurantes California opened in 2004. Same store sales for the Sumesa format increased 7.0% for 2004 as compared to 2003.

Cost of Sales

Our cost of sales are primarily composed of cost of goods sold and costs associated with our distribution centers. Our consolidated cost of sales increased 2.0% to Ps.30,980.6 million in 2004 from Ps.30,395.7 million in 2003, while our consolidated cost of sales as a percentage of net sales decreased to 79.7% in 2004 from 80.0% in 2003. The increase in consolidated cost of sales primarily reflected increased costs in the Costco de Mexico Group attributable to the increase in the Costco de Mexico Group’s net sales in 2004. Of our consolidated cost of sales for 2004, 75.0% was attributable to the operations of the CM Group, 21.9% was attributable to the operations of the Costco de Mexico Group and 3.1% was attributable to the operations of the Other Group.

CM Group

Cost of sales for the CM Group decreased slightly to Ps.23,235.0 million in 2004 as compared to Ps.23,236.3 million in 2003, reflecting increased efficiency in our supply chain through our new distribution center, improved price negotiations with suppliers, and reductions in inventory shrinkage.

Costco de Mexico Group

Cost of sales for the Costco de Mexico Group increased 7.8% to Ps.6,771.4 million in 2004 from Ps.6,278.9 million in 2003, primarily as a result of the increase in net sales which was offset in part by more favorable pricing terms negotiated with suppliers.

Other Group

Cost of sales for the Other Group increased 10.6% to Ps.974.3 million in 2004 from Ps.880.5 million in 2003.

Gross Profit

As a result of the factors discussed above, our gross profit increased 3.3% to Ps.7,861.4 million in 2004 from Ps.7,608.5 million in 2003. Our gross profit as a percentage of net sales increased to 20.3% in 2004 from 20.0% in 2003. Of our gross profit for 2004, 78.7% was attributable to the operations of the CM Group, 13.3% was attributable to the operations of the Costco de Mexico Group and 8.0% was attributable to the operations of the Other Group.

CM Group

Gross profit for the CM Group increased 1.0% to Ps.6,188.7 million in 2004 from Ps.6,125.4 million in 2003, primarily as a result of a greater increase in net sales relative to cost of sales. Gross profit for the CM Group as percentage of net sales for the CM Group increased to 21.0% in 2004 from 20.9% in 2003.

Costco de Mexico Group

Gross profit for the Costco de Mexico Group increased 15.7% to Ps. 1,047.3 million in 2004 from Ps.904.9 million in 2003, primarily as a result of a greater increase in net sales relative to cost of sales. Gross profit for the Costco de Mexico Group as percentage of net sales for the Costco de Mexico Group increased to 13.4% in 2004 from 12.6% in 2003.

Other Group

Gross profit for the Other Group increased 8.2% to Ps.625.5 million in 2004 from Ps.578.1 million in 2003.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses are composed of selling expenses, administrative expenses and depreciation and amortization. Our consolidated selling, general and administrative expenses decreased 0.8% to Ps.6,033.1 million in 2004 from Ps.6,080.9 million in 2003, primarily as a result of decreases in selling, general and administrative expenses in the CM Group offset in part by increases in these expenses in the Costco de Mexico Group. Of our selling, general and administrative expenses for 2004, 78.6% was attributable to the operations of the CM Group, 12.4% was attributable to the operations of the Costco de Mexico Group and 9.0% was attributable to the operations of the Other Group.

CM Group

Selling, general and administrative expenses for the CM Group decreased 3.2% to Ps.4,741.1 million in 2004 from Ps.4,896.7 million in 2003, reflecting our continued efforts to reduce expenses through improved cost controls. In particular, we reduced our marketing expenses by using fewer newspaper inserts and more fliers and by better targeting our television advertising. We also reduced our labor costs as we centralized supply operations in our distribution centers, thereby reducing the total number of employees required in the supply process.

Costco de Mexico Group

Selling, general and administrative expenses for the Costco de Mexico Group increased 10.4% to Ps.746.6 million in 2004 from Ps.676.5 million in 2003 primarily as a result of new personnel at the two Costco membership warehouses opened in 2004.

Other Group

Selling, general and administrative expenses for the Other Group increased 7.4% to Ps.545.3 million in 2004 from Ps.507.6 million in 2003.

Operating Income

As a result of the factors described above, our consolidated operating income increased 19.7% to Ps.1,828.5 million in 2004 from Ps.1,527.6 million in 2003. On a consolidated basis, our operating income as a percentage of net sales increased to 4.7% in 2004 from 4.0% in 2003.

CM Group

Operating income for the CM Group increased 17.8% to Ps.1,447.6 million in 2004 from Ps.1,228.7 million in 2003. Operating income for the CM Group as a percentage of net sales for the CM Group increased to 4.9% in 2004 from 4.2% in 2003.

Costco de Mexico Group

Operating income for the Costco de Mexico Group increased to Ps.300.8 million in 2004 from Ps.228.4 million in 2003. Operating income for the Costco de Mexico Group as a percentage of net sales for the Costco de Mexico Group increased to 3.8% in 2004 from 3.2% in 2003.

Other Group

Operating income for the Other Group increased to Ps.80.1 million in 2004 from Ps.70.6 million in 2003. Operating income for the Other Group as a percentage of net sales for the Other Group increased to 5.0% in 2004 from 4.8% in 2003.

Integral Result of Financing

Our integral result of financing primarily includes:

- interest paid on borrowed funds, interest paid in connection with credit card promotions, and bank fees in connection with cash management, as well as gains or losses on derivative agreements;

- interest earned on cash and temporary investments;

- foreign exchange gains or losses associated with liabilities denominated in foreign currencies; and

- losses resulting from holding monetary assets exposed to inflation, net of gains resulting from having monetary liabilities exposed to inflation.

The computation of monetary gains or losses is made on a monthly basis using the average balance of such assets and liabilities and applying the NCPI.

Integral results of financing improved to contribute Ps.181.9 million to income in 2004 as compared to an expense of Ps.202.7 million in 2003, reflecting improvements in all components of this line item.

Interest expense decreased by 47.7% to Ps.209.1 million in 2004 as compared to Ps.400.0 million in 2003. In both periods, interest expense included interest on the U.S.$100 million principal amount of our senior secured notes due 2010, Ps.631.4 million (equivalent to U.S.$54.8 million) principal amount of our UDI-denominated Notes due 2010 and Ps.413.3 million of borrowings under our credit facility. Interest expense also included a Ps.492.9 thousand loss from derivative agreements in 2003 and a Ps.90.8 million gain from derivative agreements in 2004. See "-Liquidity and Capital Resources." Interest expense decreased primarily as a result of the lack of short term debt in 2004 as compared to 2003 when we had outstanding short term debt for most of the period consisting of bank loans and lines of credit. The weighted average effective interest rate on our debt was 6.7% for 2004 and 2003 (in each case excluding additional amounts currently payable in respect of certain Mexican withholding taxes).

Interest income includes our income from interest-bearing temporary investments. Interest income increased 69.7% to Ps.78.7 million in 2004 as compared to Ps.46.4 million in 2003, primarily as a result of more cash available for investment and higher interest rates we earned on our investments in 2004 as compared to 2003.

Foreign exchange loss decreased to Ps.7.0 million in 2004 from Ps.108.4 million in 2003 primarily as a result of the 8.0% devaluation of the Peso in 2003 compared to the 0.7% appreciation of the Peso in 2004.

The gain from monetary position increased from Ps.259.3 million in 2003 to Ps.319.3 million in 2004 primarily as a result of higher inflation, which was 5.2% in 2004 compared to 4.0% in 2003.

Income Taxes and Employee Profit Sharing

The statutory rate of Mexican corporate income tax was 33.0% in 2004 and 34.0% in 2003. The Mexican corporate income tax rate is scheduled to decrease to 30.0% in 2005 and 29.0% in 2006.

Our effective tax rate was 8% in 2004 and 16% in 2003. The decrease in the effective tax rate was mainly due to changes to the Mexican Tax Law approved on November 13, 2004, whereby the income tax rate decreased from 34% in 2003, 33.0% in 2004, to 30% in 2005, and will decreased to 29% and 28%, in 2006 and 2007, respectively. The effect of these tax rate reductions resulted in a decrease in the deferred income tax liability by Ps.213,225.0 in 2004.

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

Net Income

As a result of the foregoing, consolidated net income increased 58.2% from Ps.1,122.2 million in 2003 to Ps.1,774.8 million in 2004. Net income as a percentage of net sales was 4.6% for 2004 as compared to 3.0% for 2003.

Liquidity and Capital Resources

Liquidity. Our principal sources of liquidity have historically been provided by cash generated from operations and short-term working capital borrowings. In addition, to fund our growth, we have raised funds in the debt and equity capital markets, including the following financings:

-         a public offering of equity securities in Mexico in April 1991 for net proceeds of approximately Ps.82.9 million;

-         an issuance in the Eurobond market in April 1993 for net proceeds of approximately U.S.$127.4 million;

-         a global offering in Mexico, the United States and elsewhere outside of Mexico in the third quarter of 1996 with the listing of 2.6 million global depositary shares representing 52.0 million BC Units on the New York Stock Exchange and 21.5 million BC Units on the Mexican Stock Exchange and net proceeds of approximately U.S.$67.8 million which was used to repay part of our then outstanding bank indebtedness;

-         a private offering in the United States of Series B Notes in April 1998 for net proceeds of approximately U.S.$127.6 million;

-         an offering in December 2000 of 8.00% UDI-denominated Notes due 2010; and

-         a private placement in the United States in June 2003 of U.S.$100.0 million of senior unsecured notes due 2010; and.

-         on June 1, 2005, we issued a placement of U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2015.

From time to time, we may incur additional indebtedness to finance our operations and growth. We will determine the type of currency, the maturity and the specific characteristics of any future borrowings based on available terms including interest and exchange rates, as well as general economic conditions. Also, from time to time we enter into derivative contracts designed to hedge against currency and interest rate fluctuations. See "-Quantitative and Qualitative Disclosure About Market Risk."

Our management of trade payables and inventory is also an important source of our liquidity. The excess of the average length of days for payment of trade payables over the average number of days of inventory, was 11.8 days for 2003, 10.2 days for 2004 and 6.4 days for 2005, 9.6 days for the first quarter of 2005 and 10.8 days for the first quarter of 2006.

At December 31, 2005, we had an aggregate of over Ps.5,204 million of credit available through uncommitted lines of credit with seven Mexican and foreign banking institutions under which we may borrow in Pesos or, at our option, in U.S. dollars (converted to Pesos at the exchange rate in effect at the time of the borrowing). Since none of these facilities is committed, borrowings thereunder are subject to the lender’s direction and may be terminated at any time. The terms and conditions of these lines of credit are determined at the time when they are utilized. We intend to renew our bank lines of credit on a annual basis. The bank credit lines do not contain any financial covenants.

In June 2003, we also have registered with the Mexican National Banking and Securities Commission a short-term debenture program in the amount of Ps.1,000.0 million, the proceeds of which are expected to be used for working capital requirements. At December 31, 2005, there were no outstanding debentures under this program.

Resources provided by operating activities were Ps.3,026.4 million in 2005 compared to Ps.2,312.3 million in 2004. Inventories decreased 10.9% to Ps.5,047 million at December 31, 2005 from Ps.5,661 million at December 31, 2004, due in part to the increase in sales in the last month of the year. The average number of days inventory was 57.6 days for 2005 as compared to 53.4 days for 2004. The average length of days payable for our trade payable was 63.6 days for 2005 and 63.6 days for 2004. This change reflects reduced payment terms with suppliers which we negotiated in return for better pricing terms.

Indebtedness. In December 2000, we issued 8.00% UDI-denominated Notes due 2010. The UDI-denominated Notes have certain covenants that limit the ability of CCM and its subsidiaries to:

-         incur additional indebtedness;

-         create liens;

-         merge or sell assets; and

-         pay dividends.

These covenants are subject to certain exceptions and qualifications.

In June 2003, we issued U.S.$100.0 million of Senior Unsecured Notes due 2010 consisting of: (1) U.S.$98.0 million aggregate principal amount of Series A notes at a fixed interest rate of 6.10% payable semi-annually with annual amortization in equal amounts from the third year, and (2) U.S.$2.0 million aggregate principal amount of Series B notes at a fixed interest rate of 6.70% payable semi-annually with principal due at maturity. The Senior Unsecured Notes were guaranteed by Tiendas Comercial Mexicana and certain of our other subsidiaries.

In September 2003, we entered into an agreement with Banamex for a credit facility of up to Ps.400.0 million to fund our working capital requirements. Loans outstanding under the credit facility bear interest at TIIE plus 65 basis points, payable monthly. The principal amount of the loans outstanding under the credit facility is payable in five equal payments made semi-annually beginning September 9, 2006. The credit agreement requires that we maintain a consolidated leverage ratio, an interest coverage ratio and a minimum net worth ratio. The credit agreement also contains covenants that, among other things, restrict our ability to incur debt, engage in mergers, sell assets, incur liens, pay dividends or other restricted payments, provide guarantees and enter into affiliated transactions. These covenants are subject to specified exceptions. As of December 31, 2005, we had Ps.318 million of outstanding borrowings under the credit facility.

On June 1, 2005, we issued a Bond of U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2015. We used or are using the net proceeds from this offering to fund:

-        our tender for any or all of our Ps.631.5 million or approximately U.S.$54.8 million as of December 31, 2004 (Ps.90.8 million or approximately U.S.$8.5 million as of December, 2005), aggregate principal amount of 8.00% UDI-denominated Notes due 2010. At the expiration of the tender offer period, we had received tenders from the holders of approximately Ps.523.2 million or approximately U.S.$46.9 million as of December 31, 2004 in aggregate principal amount of the outstanding 8.00% UDI-denominated Notes due 2010, representing approximately 85.6% of the outstanding principal amount of the UDI-denominated Notes;

-        the redemption of our U.S.$100.0 million aggregate principal amount of Senior Unsecured Notes due 2010, including a "make-whole" payment equal to approximately U.S.$5.2 million assuming those notes had been redeemed on May 24, 2005. On June 2, 2005, we delivered an irrevocable notice of redemption to the holders of these Senior Unsecured Notes due 2010. As specified in the notice delivered to each holder, we prepaid all of the U.S.$100 million aggregate principal amount of outstanding Senior Unsecured Notes due 2010 on July 2005. The final payment for these notes will include a make-whole payment equal to approximately U.S.$5.2 million assuming these notes had been redeemed on May 24, 2005; and

-        the prepayment of Ps.413.3 million, or approximately U.S. $35.8 million as of March 31, 2005, of outstanding borrowings under our bank credit facility.

At December 31, 2005, our total outstanding indebtedness of Ps.2,216.3 million consisted of:

-         U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2015

-         Direct bank loan of U.S.$30 million due on January 20, 2006, to a fixed rate of interest of the 4.97% payable semi-annually.

-         Debenture bonds of 24.9 million Investment Units (UDIs) (Ps. 90.8 million as of December) maturing in 2010 at a fixed interest rate of 8.0% payable semi-annually.

From time to time, we may incur additional indebtedness to finance our operations and growth. We will determine the type of currency, the maturity and the specific characteristics of any future borrowings based on available terms including interest and exchange rates, as well as general economic conditions. Also, from time to time we enter into derivative contracts designed to hedge against currency and interest rate fluctuations. See "-Quantitative and Qualitative Disclosure About Market Risk."

Cash Policy. Consistent with other retailers, we seek to maintain a lower average number of days of inventory as compared to average length of days for our trade payable.

Credit card payments represented 30.0% of net sales in 2005 and 29.0% of net sales in 2004; voucher payments decreased to 14.6% of net sales in 2005 from17.4% of net sales in 2004 and cash payments represented approximately 55.4% of net sales in 2005 and 53.6% of net sales in 2004.

We hold our cash and cash equivalent assets in both Pesos and U.S. Dollars. We manage all cash, including that from our subsidiaries (other than the Costco de Mexico Group joint venture) at the holding company level. By doing so, we distribute cash to our subsidiaries in order that they are able to meet their commitments with suppliers and others.

In each year, substantially all of our available cash flows are dedicated to capital expenditures with the exception of dividends paid to stockholders. We paid aggregate dividends of Ps.128.9 million in 2003, Ps.129.4 million in 2004, Ps.138.0 million in 2005 and Ps.149.9 million in 2006. Total cash flow from our operation was Ps. 1,171.6 in 2003 Ps. 2,312.3 in 2004 and Ps.3,026.4 in 2005.

Based on current operating results, we believe that cash flow from operations and other sources of liquidity, including borrowings under our short term debenture program and credit facility, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future.

Sensitivity.The Company historically has exposure to changes in interest rates and foreign exchange. The exchange rate at the end of the fiscal year ended 2005 was Ps. 10.627 per dollar and the Cetes interest rate was 8.15%.

If the exchange rate and the interest rate fluctuated plus or minus 10%, the effects in our Income Statement would have been:

	(Million pesos as of December 31, 2005)
	Plus 10%	As of 2005	Minus 10%
Long term debt $ 200 million dollars:	Ps. 2,337.9	Ps.2,125.4	Ps.1,912.9
Interest Income:	70.7	64.3	57.9

Due to these effects, our net income fluctuated between Ps.1,947.1 million and Ps.1,716.3 million during 2005.

Capital Expenditures. The following table sets forth our capital expenditures for each of the three years ended December 31, 2003, 2004, 2005 and the budgeted capital expenditures for the year ended December 31, 2006:

	Year ended December 31,(1)
	2003	2004	2005	2006 (2)
	(Millions of constant Pesos as of December 31, 2005, except for 2006 amounts, which are in nominal Pesos)
Real estate (3).............................................................................	Ps. 625.9	Ps. 1,335.8	Ps. 1,694.1	Ps.2,089.6
Store fixtures (4).........................................................................	974.0	697.8	915.6	913.5
Information systems.....................................................................	69.7	70.0	74.0	79.9
Total...........................................................................................	Ps. 1,669.6	Ps. 2,103.6	2,683.7	Ps. 3,083.0

______________

(1) Capital expenditures included, Ps.354.1 in 2003, Ps.445.9 in 2004 and Ps.515.9 in 2005and an estimate of Ps.500.0 in 2006 contributed by us to the Costco de Mexico Group joint venture.

(2) Represents budgeted amounts for the year ending December 31, 2006.

(3) Not including our acquisition of Auchan’s operations in any period.

(4) Represents new units, store fixtures, remodeling and other equipment expenditures.

Capital expenditures including 2005 Auchan’s operations payment was Ps.2,969.5 million in 2005 and were funded with cash from operations. Our plans for 2006 could change depending on the economic situation in Mexico, our financial results and our ability to generate sufficient cash flow to fund such expenditures.

We expect to open 22 units in 2006 as follows: one City Market, five Bodegas, seven Megas, three Costco membership warehouses, two Sumesa and four Restaurantes California. We intend to continue remodeling units.

We currently plan to finance all of the remaining 2006 capital expenditures primarily with cash flow from operations. Although we believe that sufficient financing will be available to us, we cannot assure you that we will have sufficient cash flow from operations to make all of our planned capital expenditures when scheduled or, if necessary, that we will be able to obtain, or what the terms may be of, any bank or other financing. We are also responsible for financing 50% of new Costco membership warehouses.

Off-Balance Sheet Arrangements

As of December 31, 2005, we have one off-balance sheet arrangement. In February 2003, we acquired Auchan’s operations in Mexico, consisting of five hypermarket stores located in the Central Region. These five stores have an aggregate selling area of approximately 495,139 square feet. We now operate these stores under the Mega format. The purchase price for the acquisition of the corporations consists of six installment payments. We paid U.S.$15.0 million in 2003, U.S.$20.0 million in 2004, U.S.$25 million in 2005 and U.S.$20.0 million in 2006. We are required to make additional payments of U.S.$20.0 million in each of 2007 and 2008. The stock of the Mexican corporations that hold the fixed assets of these stores are presently held in an escrow. The stock will not be released from this escrow, and we will not acquire title to the stock, until the purchase price is paid in full to the sellers. If we do not pay the purchase price in full when due, we will not obtain title to the stock and will have no rights to be repaid the amounts we previously paid to Auchan. In addition, there are certain restrictive covenants that limit the operations of the business until the purchase price is paid to the seller. See "Key Information-Risk Factors-Risk Factors Related to Our Business-Our Acquisition of the Mexican Operations of Auchan is Dependent on Payment of the Purchase Price Due and Failure to Pay Will Result in Forfeiture of Auchan Properties and All Amounts Paid."

Contractual Obligations and Other Commitments. The following table presents the contractual obligations and other commitments for which cash flows are fixed or determinable as of December 31, 2005:

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Millions of constant Pesos as of December 31, 2005)
Long-term debt........................................	Ps. 2,535.1	Ps. 318.8	Ps. 18.2	Ps. 72.7	Ps. 2,125.4
Interest on long-term debt........................	1,440.5 (1)	149.4	442.8	285.1	563.2
Auchan purchase obligation......................	637.5	212.5	425.0	-	-
Operating lease obligations......................	1,764.6	204.6	613.8	409.2	537.0
Total.......................................................	Ps. 6,377.7	Ps. 885.3	Ps. 1,499.8	Ps. 766.9	Ps. 3,225.7

(1)     Senior Notes of U.S.$200 million due in 2015, at a fixed interest rate of 6.525%, bank loan of U.S.$30 million due in January 2006 at fixed interest rate of 4.97%.

New Accounting Pronouncements under Mexican GAAP

Beginning June 1, 2004, the Mexican Financial Reporting Standards Board - (CINIF, for its initials in Spanish), assumed the responsibility for setting accounting and reporting standards in Mexico. In compliance with this responsibility and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards - (NIFs) that will become effective on January 1, 2006.

The main objective of the NIFs is to harmonize and converge Mexican accounting and reporting standards and regulation practices with International Financial Reporting Standards (IFRS).

The full hierachy of NIFs, in effect beginning January 1, 2006, is as follows:

- NIFs and Interpretations of NIFs issued by the CINIF.

- Statements issued by the Accounting Principles Board of the Mexican Institute of Public Accountants (IMCP) that have not been modified, replaced or repealed by the new NIFs.

- In accordance with Mexican GAAP "NIF A-8", when no Mexican GAAP address a specific accounting matter, the accounting literature in IFRS supplementary become applicable.

The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by NIFs.

Following is a list of the NIFSs issued to date. Being mainly of a general nature, they are not expected to have a significant effect on financial reporting:

NIF A-1 "Structure of Financial Reporting Standards"

NIF A-2 "Basic postulates"

NIF A-3 "User needs and objectives of financial statements"

NIF A-4 "Qualitative features of financial statements"

NIF A-5 "Basic elements of financial statements"

NIF A-6 "Recognition and valuation"

NIF A-7 "Presentation and disclosure"

NIF A-8 "Supplementary"

NIF B-1 "Accounting changes and correction of errors"

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

Each Board member was elected on April 6, 2006 at our annual shareholders’ meeting, and is elected for a one-year term. The names and positions of the current members of the Board, their dates of birth, and information on their principal business activities outside CCM are as follows:

Name and Date of Birth	Principal Occupation	Other Directorships and Business Experience	First Elected
Guillermo González Nova (7/2/33)	Chairman of the Board	Vice Chairman of the Board and Member of the Executive Committee of CCM	1957
Jaime González Nova (11/13/30)	Vice Chairman of the Board	Member of the Executive Committee of CCM	1957
Carlos González Zabalegui (7/13/51)	Vice Chairman of the Board and Chief Executive Officer	Executive Vice-President, General Director of CCM, Member of the Executive Committee of CCM, and Director of Desc, S.A. de C.V.	1985
Elena M. González Guerra de Guichard (4/7/54)	Director	Not applicable	1990
Pablo J. González Guerra (1/24/51)	Director	Director of Inmobilaria Nova, S.A. de C.V., Director of Operadora Vista Hermosa, S.A. de C.V.	1984
Francisco Martínez de la Vega (12/21/56)	Chief Financial and Administrative Officer	Member of the Executive Committee, Treasury Director of CCM and Director of Prestaciones Universales S.A. de C.V.	1990
Angel Portilla González (9/25/43)	General Director of Sumesa	Member of the Executive Committee of CCM	1990
Javier Cantú Charles (12/13/40)	Corporate Planning and Development Director	Former General Director of Sorimex, Member of the Executive Committee of CCM	1992
Santiago Garcia García (11/26/53)	General Director of Comercial Mexicana	Chief Operating Officer of Palacio de Hierro, Member of the Executive Committee of CCM	2002
Fermín Sobero San Martín (2/18/38)	Director	Independent Consultant	2002
José Ignacio Llano Gutiérrez (6/21/50)	Director	Partner and General Director of Logyx Almacenadora, S.A. de C.V.	2005
Raúl J. Alvarado Herroz (10/10/45)	Director	Partner of AD Consulting	2005

Each Member of the Board has an alternate. The alternates are: Gustavo González Fernández, Luis Felipe González Solana, Luis Felipe González Zabalegui, Luis José Guichard González, Antonino B. González Guerra, Jaime González Solana, Alejandro González Zabalegui, Juan Blanco Fortes, Joaquín Solis Rivera, Humberto Melendez Martínez, Ignacio Parada Díaz and Miguel Garatea Lerga,. Our independent directors are Fermín Sobero San Martín, Jose Ignacio Llano Gutiérrez and Raúl Alvarado Herroz.

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

Pursuant to the Mexican Securities Market Law, at least 25% of the members of the Board of Directors must qualify as Independent Directors. The Mexican Securities Market Law provides that the following persons, among others, do not qualify as independent:

- employees or managers of the issuer;

- controlling shareholders of the issuer; and

- important clients, suppliers, debtors or creditors of the issuer or their employees or officers.

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

Executive Officers

The names and positions of our current executive officers, their dates of birth, and information concerning their prior business experience are as follows:

Name and Date of Birth	Current Position	Business Experience	First Appointed
Carlos González Zabalegui (7/13/51)	Chief Executive Officer	Chief Executive Officer, General Director	1978
Santiago García García (11/26/53)	General Director of Comercial Mexicana	Chief Operating Officer of Palacio de Hierro, Purchasing and Marketing Director of CCM	2002
Javier Cantú Charles (12/13/40)	Real Estate Developer Director	General Director of Comercial Mexicana; General Director of Sorimex	2002
Luis Felipe González Solana (12/5/58)	General Director of Restaurantes California	General Director of Restaurantes California	1986
Jaime González Solana (2/26/57)	General Director of the Costco de Mexico Group joint venture	General Director of the Costco de Mexico Group joint venture	1991
Joaquin Solis Rivera (10/25/39)	Corporate Legal Affairs Director	Corporate Legal Affairs Director	2004
Francisco Martínez de la Vega (12/21/56)	Chief Financial and Administrative Officer	Chief Financial and Administrative Officer	1990
Angel Portilla González (9/25/43)	General Director of Sumesa and Development Director	Corporate Planning and Development Director	1984
Rodolfo García Gómez de Parada (5/9/53)	Corporate Lawyer, Tax Legal Matters Director	Corporate Tax Matters Director of CCM	1990

Audit Committee

Our independent Audit Committee members are Fermín Sobero San Martín as President, Jose Ignacio Llano Gutiérrez and Raúl Alvarado Herroz as members. The functions of the Audit Committee are largely specified in the new Mexican Market Securities Law and the Audit Committee charter to strengthen corporate governance and internal control.

Corporate Practices Committe

In the annual shareholders meeting held on April 6, 2006, three independent directors Raúl J. Alvarado Herroz as President, and Fermín sobero San Martín and José Ignacio Llano Gutiérrez were elected as members of the Corporate Practices Committe. This committe primary function are related to executives compensations and related parties transactions.

Compensation

For the year ended December 31, 2005, the aggregate compensation we paid to our directors and executive officers for services in all capacities was approximately Ps.71.5 million.

We made Ps.3.6 million in contributions to our retirement plan on behalf of our directors, alternate directors and executive officers in 2005.

Options to Purchase Securities from Registrant or Subsidiaries

We have two Stock Appreciation Rights plans for key employees (subdirectors) of the Company under which key employees were granted rights to purchase an amount of BC Units at a fixed price. These rights are exercisable only on either the holder’s date of retirement from the Company (which is normally at the age of 65) or in the event of a change of control of the Company. We purchased the required number of BC Units granted under the terms of the plans in the stock market and deposited them in an employee’s trust. Upon exercise, the employees must pay us an amount based on the agreed fixed exercise price to receive the stock certificates from the employee trust. After payment of the exercise price to the Company, the employees receive the appreciation of the BC Units in cash. Rights to purchase a total of 7,318,895 BC Units had been granted to employees at December 31, 2005 (32,522,666 at December 31, 2004).

Board Practices and Audit Committee

We are responsible for maintaining a system of internal accounting controls to provide assurance that transactions are authorized, recorded and reported properly. Our internal accounting control system is enhanced by periodic reviews of our controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and our internal auditors and independent auditors. In addition, we have hired a group of advisors, which performs a separate review of our disclosure controls. In our opinion, our internal accounting controls provide reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements.

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

Our statutory auditors must be invited to attend all audit committee meetings. Among other duties and responsibilities, the audit committee must:

-            prepare an annual report regarding its activities for submission to the Board and to our shareholders at our annual shareholders’ meeting;

-            prepare and render statements to the Board as to the fairness of transactions and arrangements with related parties, which must be approved by our Board of Directors; and

-            retain independent experts to render fairness opinions in connection with extraordinary corporate transactions and arrangements with related parties.

We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

Employees and Labor Relations

At December 31, 2005, we employed 35,837 individuals. During the busiest retail months, part-time employees may constitute up to 10% of our workforce. At December 31, 2005, we had 1,123 administrative and managerial employees and 34,714 operating employees.

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

We are committed to training employees. During 2005 we dedicated approximately six days of training per employee. All new employees are provided with training designed to ensure compliance with our policies relating to customer service, prevention of theft and operational procedures. Continuing on-the-job training is provided to our employees, including upon each transfer or promotion of an employee.

Approximately 16.5% of our employees were members of one of 12 labor unions with which we have collective labor agreements at December 31, 2005. In addition, labor relations in some stores are governed by separate collective bargaining agreements executed between employees of a single store and a union selected by such employees. The economic terms of the collective bargaining agreements are renegotiated on an annual basis and other terms are negotiated every two years. We have not experienced any work stoppages and management believes that we have a good relationship with our employees and unions.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2005:

	At December 31,
	2003	2004	2005
Number of Employees........................................................	33,557	33,763	35,837
Category of Activity:
Operating and Restaurant Employees............................	31,746	31,776	34,714
Administrative Employees...................................................	1,811	1,987	1,123
Geographic Location:
Metropolitan................................................................	13,825	13,337	14,154
Central ........................................................................	12,315	12,222	12,973
Northwest....................................................................	3,187	3,883	4,121
Northeast.....................................................................	707	641	681
Southwest....................................................................	1,409	1,384	1,469
Southeast.....................................................................	2,114	2,296	2,439

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Our common stock consists of 3,995,921,848 B Shares and 348,078,152 C Shares. Each series of shares is evidenced by a global certificate and held in Mexico by Indeval, S.A. de C.V. ("Indeval"), a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. B Shares, without par value, provide each holder one vote per share. C Shares, without par value, only have voting rights with respect to certain transactions. Our shares are currently held in B Units and in BC Units. Each B Unit consists of four B Shares and each BC Unit consists of three B Shares and one C Share.

Each B Unit may at any time be converted into a BC Unit by either the Secretary of CCM or by Indeval. Our capital structure as of December 31, 2005was as follows:

Year ended December 31,	Number of BC Units	Number of B Units
2002................................................................................................	338,448,390	747,551,610
2003................................................................................................	338,448,390	747,551,610
2004................................................................................................	341,984,390	744,015,610
2005................................................................................................	348,078,152	737,921,848

The following table sets forth certain information with respect to ownership of CCM’s capital stock as of December 31, 2005 of (i) each person who is known by CCM to own more than 5% or each executive officer or director who is known by CCM to own more than 1% of either the currently outstanding B Units (consisting of four B Shares, without par value and with one vote per share, or B Shares, which trade together as a single security) and BC Units (consisting of three B Shares and one C Share, without par value and without voting rights, or C Shares, which trade together as a single security) and (ii) all our executive officers and directors as a group.

	B Units and BC Units Owned as of December 31, 2005
	B Units		BC Units
Identity of Owner	Number	Percentage of Class	Number	Percentage of Class	Aggregate Percentage of Outstanding B Units and BC Units	Voting Power
Scotiabank Trust(1) .........................	737,859,998	99.9%	1,601,295	0.5%	68.09%	73.98%
All executive officers and directors as a group (20 persons) (2) ....................	689,272,075	92.3%	6,072,999	1.8%	63.5%	68.9%

_________________

(1)     For a description of this trust and its beneficiaries which indirectly include our principal shareholder, see " - Our Principal Shareholder."

(2)     Including most of the members of the González Family.

As of December 31, 2005, the public float for the BC Units (including those represented by GDSs) represented approximately 31.91% of the total outstanding capital stock of CCM.

Our Principal Shareholder. At December 31, 2005, our principal shareholder, the Scotiabank Inverlat Trust, or the Scotiabank Trust, owned 737,859,998 B Units representing approximately 68.0% of the total outstanding capital stock or 73.9% of the outstanding B Shares. Scotiabank Trust is able to exercise full voting rights with respect to the B Shares that it holds (including B Shares held through B Units representing a majority of the outstanding B Shares as well as any B Shares held through BC Units) and may convert each B Unit into one BC Unit at any time. Scotiabank Trust has informed us that it currently intends to maintain its control position and, through this position, will have the power to elect our board of directors and determine the outcome of substantially all actions requiring shareholder approval. See "Key Information-Risk Factors-Risk Factors Related to Our Principal Shareholders-Our Principal Shareholders Have Substantial Influence Over Our Management and the Interests of Our Principal Shareholders May Differ from Those of Other Shareholders."

Decisions regarding the Scotiabank Trust are made by a Technical Committee. The members of the Technical Committee are Carlos González Nova, Carlos González Zabalegui, Guillermo González Nova, Jaime González Nova, Pablo José González Guerra, Elena M. González Guerra and Antonio B. González Guerra. The Technical Committee has the exclusive authority to make decisions regarding voting and disposition of the B Units held by the Scotiabank Trust in accordance with the share percentage that each member of the Committee represents. In the event a member of the Technical Committee resigns or dies, that member’s alternate will become full member. A new alternate will be selected by the new member, subject to Technical Committee approval.

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

Item 8. Financial Information

Consolidated Financial Information

See "Financial Statements" and pages F‑1 through F‑37, which are incorporated herein by reference.

Legal Proceedings

See "Other Information - Legal Proceedings."

Dividend Policy

See "Key Information - Dividends."

Item 9. The Offer and Listing

Market Information

The GDSs, each of which represents 20 BC Units, are listed on the NYSE, and the NYSE symbol for the GDSs is "MCM." B Shares and the C Shares trade on the Mexican Stock Exchange as BC Units. Each BC Unit consists of three B Shares and one C Share.

The following table shows the high and low sales prices in nominal Pesos (without adjustment for inflation) for the BC Units and the B Units on the Mexican Stock Exchange for the period from January 1, 2000 to July 14, 2005.

	Nominal Pesos Per BC Unit(1)		Nominal Pesos Per B Unit(1)(2)
	High	Low	High	Low
2000.......................................................	11.06	7.62	11.20	9.60
2001.......................................................	7.50	5.35	16.00	12.00
2002.......................................................	8.40	4.80
2003.......................................................	11.21	7.83
2004
First Quarter...........................................	14.60	11.21
Second Quarter......................................	14.50	12.00
Third Quarter .......................................	13.19	11.21
Fourth Quarter......................................	13.46	11.68

2005
First Quarter...........................................	12.81	11.06
Second Quarter......................................	12.99	11.02
Third Quarter ........................................	17.19	13.10
Fourth Quarter.....................................	17.05	14.81

2006
January.................................................	16.57	15.32
February...............................................	19.29	17.16
March...................................................	19.12	17.73
April.....................................................	18.95	17.70
May......................................................	20.70	17.67
June......................................................	19.29	16.75
July (through July 14, 2006)..................	20.18	18.49

_________________

(l)       Source: Mexican Stock Exchange.

(2)     Unlisted from the BMV on Oct. 27, 2001.

The following table shows the high and low sales prices in U.S. Dollars for the GDSs on the New York Stock Exchange for the period from January 1, 2000 to July 14, 2006.

	U.S. Dollars per GDSs(1)
	High	Low

2000......................................................................................................	20.00	16.38
2001......................................................................................................	19.50	15.31
2002.....................................................................................................	18.15	9.90
2003.....................................................................................................	19.80	8.50

	U.S. Dollars per GDSs(1)
	High	Low

2004
First Quarter............................................................................	27.14	19.95
Second Quarter......................................................................	25.50	20.65
Third Quarter.........................................................................	22.54	19.15
Fourth Quarter.........................................................................	23.75	20.60
December................................................................................	22.80	20.60

2005
First Quarter...........................................................................	23.29	19.69
Second Quarter........................................................................	23.35	19.79
Third Quarter...........................................................................	31.59	24.07
Fourth Quarter.........................................................................	31.83	28.20
December.................................................................................	30.98	28.99

2006
First Quarter............................................................................	36.72	30.25
January....................................................................................	35.60	30.25
February..................................................................................	36.55	32.50
March.......................................................................................	36.72	33.01
Second Quarter........................................................................	38.00	31.22
April..........................................................................................	34.73	31.90
May..........................................................................................	38.00	31.22
June...........................................................................................	33.60	34.04
July (through July 14, 2006).........................................................	34.03	33.38

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

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including the CPOs, are on deposit with Indeval.

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

To be registered and maintain registration in subsection A of the registry, an issuer was usually required to meet more stringent qualitative and quantitative requirements than for subsection B. The CNBV adopted regulations that became effective on January 1, 2001 that eliminate subsection B and impose additional requirements to those currently applicable to subsection A. Accordingly, as of January 1, 2001, in order to be registered in subsection A, an issuer must or must have, among other things:

-         at least three years of operating history, or if an issuer is a holding company, it must present three years of operating history for its principal subsidiaries; if the issuer is a newly created entity as a result of a merger or spin-off, the three year requirement must be evidenced through any of the entities involved in such merger or spin-off, as the case may be;

-         shareholders’ equity of at least 20 million unidades de inversión, or UDIs, which are inflation indexed currency units, equivalent to Ps. 58.2 million as of December 31, 2000;

-         profits for the last three years of operation taken as a whole;

-         conduct a public offering of at least 15% of the issuer’s paid-in capital stock or, if the offering exceeds 160,000,000 UDIs, it represents at least 7% of the issuer’s paid-in capital stock;

-         offer at least 10,000,000 shares at a price per share of at least one UDI; and

-         conduct a public offering with the potential to reach at least 200 stockholders.

To maintain its registration, an issuer must have:

-         stockholders’ equity of at least 15 million UDIs;

-         at least 36 trades in its securities every six months through the Mexican Stock Exchange;

-         an average price of its securities greater than Ps.1.00 during any six-month period;

-         at least 100 stockholders;

-         a public float of at least 8,000,000 shares; and

-         a public float of at least 12% of the issuer’s paid-in capital stock or at least 5% of the issuer’s paid-in capital stock if the initial public offering exceeded 160,000,000 UDIs.

The CNBV has the authority to waive some of these requirements in some circumstances. Also, some of these requirements are applicable for each series of shares of the relevant issuer.

On December 30, 2005, new Mexican Securities Market Law (Ley de Mercado de Valores). The compliance date for this new law is June 28, 2006 for all filers registered in the Mexican Stock Exchange (Bolsa Mexicana de Valores) was issued. -The Securities Market Law, was amended to increase the protection given to minority shareholders and to bring corporate governance procedures of Mexican issuers up to international standards. Such amendments were implemented through governmental regulations. Accordingly, we amended our bylaws at our annual shareholders’ meeting held on April 06, 2006, to reflect some of these amendments. For a description of these amendments, see "Other Information - Mexican Securities Market Law."

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

The Circular Única of the CNBV and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the EMISNET information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

-         the entering into or termination of joint venture agreements or agreements with key suppliers;

-         the creation of new lines of businesses or services;

-         significant deviations in expected or projected operating performance;

-         the restructuring or payment of significant indebtedness;

-         material litigation or labor conflicts;

-         changes in dividend policy;

-         the commencement of any insolvency, suspension or bankruptcy proceedings;

-         changes in the directors; and

-         any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

If the Mexican Stock Exchange deems it necessary, it may request additional information regarding material events affecting the issuer.

The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer as a result of the disclosure of material events if:

-         the information filed by the issuer requires further clarifications; or

-         the Mexican Stock Exchange determines that the public should be aware of that information before a trade may take place.

In these cases, trading may resume if the Mexican Stock Exchange determines that:

-         the additional information provided by the issuer is sufficient and not misleading; or

-         the public has had the opportunity to access that information.

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

Item 10. Other Information

Mexican Securities Market Law

The Mexican Congress published on December 30, 2005 approved amendments to the Mexican Securities Market Law, which became effective on June 28, 2006, and have been implemented by governmental regulations. We amended our bylaws at our annual shareholders’ meeting, which was held on April 06, 2006, to reflect some of these amendments, including :

-         Creating three new entities to be registered in the Mexican Stock Exchange:"Sociedad Anónima Bursátil" (Current filers in the Securities market); "Sociedad Anónima Promotora de Inversión Bursátil" (Transition to Company that want to access the securities market);"Sociedad Anónima Promotora de Inversión"

-         Adding that the term "Bursátil" should be added to the Corporate Name.

-         Establishing a Board of Directors of between 5 and 21 members, 25% of whom must be independent. The independence rules has been strengthened.

-         Excluding the figure of commissioner and transfering his functions to the external auditor, the Audit Committee and the Corporate Practice Committee.

-         Specifying the functions of the Audit Committee to strengthen the corporate governance and internal control.

-         Creating a Corporate Practices Committe, which is mandatory. This committee’s primary functions are related to executives compensations and related parties transactions.

-         Specifying responsibilities and duties of directors and management.

-         Providing a additional minority rights: 10% - name advisors, call Shareholder’s assembly and defer voting; 5% - civil actions against directors and management; and 20% - legal opposition to resolutions of the assembly.

For a further description of amendments we made to our bylaws in accordance with the Mexican Securities Market Law, see "Directors, Senior Management and Employees-Board Practices."

In addition, the Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See "-Bylaws-Other Provisions-Appraisal Rights." The Mexican Securities Market Law does not permit issuers to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are convertible into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations. In addition, the aggregate amount of shares with limited or non-voting rights may not exceed 25% of the total shares held by public investors. As a result of applicable grandfathering provisions, our existing share structure will not be affected by this aspect of the Mexican Securities Market Law.

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

On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new Securities Market Law will be effective on the date that is 180 days following its publication (late June 2006) and in some cases will allow an additional period of 180 days (late December 2006) for issuers to incorporate in their by-laws the new corporate governance and other requirements derived from the new law. The new Mexican Securities Market Law changed the Mexican securities laws in various material respects. In particular the new law (i) clarifies the rules for tender offers, dividing them in voluntary and mandatory, (ii) clarifies standards for disclosure of holdings applicable to shareholders of public companies, (iii) expands and strengthens the role of the board of directors of public companies, (iv) determines with precision the standards applicable to the board of directors and the duties of the board, each director, its secretary, the general director and executive officers (introducing concepts as the duty of care, duty of loyalty and safe harbors), (v) replaces the statutory auditor (comisario) and its duties with the audit committee, the corporate practices committee and the external auditors, (vi) clearly defines the role of the general director and executive officers and their responsibilities, (vii) improves rights of minorities, and (vii) improves the definition of applicable sanctions for violations to the Mexican Securities Market Law, including the payment of punitive damages and criminal penalties.

The new Mexican Securities Market Law does not substantially modify the reporting obligations of issuers of equity securities listed in the Mexican Stock Exchange. The new Mexican Securities Market Law reinforces insider trading restrictions and specifically includes, within such restrictions, trading in options and derivatives the underlying security of which is issued by such entity. Among other changes, the new Mexican Securities Market Law provides for a course of action available to anyone who traded (as a counterparty) with someone in possession of privileged information to seek the appropriate indemnification.

Pursuant to both the current and the new Mexican Securities Market Law:

-                    members of a listed issuer’s board of directors,

-                    shareholders controlling 10% or more of a listed issuer’s outstanding share capital,

-                    advisors,

-                    groups controlling 25% or more of a listed issuer’s outstanding share capital and

-                    other insiders must inform the CNBV of any transactions undertaken with securities of a listed issuer.

In addition, under both the current and the new Mexican Securities Market Law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.

The new Mexican Securities Market Law has, in some respects, modified the rules governing tender offers conducted in Mexico. Under the new law, tender offers may be voluntary or mandatory. All tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro-rata to all tendering shareholders. Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares. In calculating the intended purchase amount, convertible securities, warrants and derivatives the underlying security of which are such shares must be considered. The new law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the board of directors and paid in connection with non-compete or similar obligations. The new law also introduces exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

The new Mexican Securities Market Law ratifies that public companies may insert provisions in their by-laws pursuant to which the acquisition of control of the company, by the company’s shareholders or third parties, may be prevented, if such provisions (i) are approved by shareholders without the negative vote of shareholders representing 5% or more of the outstanding shares, (ii) do not exclude any shareholder or group of shareholders, and (iii) do not restrict, in an absolute manner, the change of control.

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

Organization, Registration and Transfer

We were incorporated under Public Deed Number 30,200, dated September 20, 1991, granted before Notary Public Number 104 of Mexico City, D.F., and registered with the Public Registry of Commerce of Mexico City, under Commercial Page (folio mercantil) Number 15103.

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

Voting Rights and Shareholders’ Meetings

Board of Directors. The management of our business is vested in our Board of Directors. Article 19 of our bylaws, amended pursuant to the June 2001 amendments to the Mexican Securities Market Law, currently provides for a Board of Directors of a minimum of five and no more than twenty members, at least 25% of which must be "independent directors" under Mexican law, and the same number of alternate directors. The Board currently consists of 12 members. Under Mexican law, as recently amended, a shareholder or group of shareholders owning 10% or more of the capital stock of a company has the right to elect one regular and the corresponding alternate director.

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

Holders of GDRs. Holders of GDRs or general depository receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the B Shares and the limited voting rights pertaining to the C Shares forming the BC Units represented by their GDRs.

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

Under Mexican law, holders of 33% of our outstanding shares may have any shareholder action suspended pending final judicial resolution by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or the Bylaws. Relief under these provisions is only available to holders (i) who were entitled to vote on the challenged shareholder action and (ii) whose shares were not represented when the action was taken or, if represented, voted against it.

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

Dividends and Distributions

At the annual ordinary general meeting of holders of B Shares, the Board submits our financial statements for the previous fiscal year together with a report thereon by the Board and the report of the statutory auditor, to the holders of B Shares for approval. The holders of B Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of historical capital stock (before effect of any restatement). See Note 11 to our Annual Financial Statements. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders, subject to the terms of certain restrictive covenants contained in certain of our indebtedness. See "Key Information-Dividends.

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

The funding requirements of the joint venture are shared by Costco and us, as determined from time to time by the parties. We and Costco each contributed Ps.354.1 million in 2003, Ps.445.9 million in 2004 and Ps.159.4 million in 2005 to the Costco de Mexico Group joint venture. In 2006, we and Costco each agreed to contribute U.S.$15.0 million to the Costco de Mexico Group joint venture. In the event that either party defaults on its obligations to provide its portion of the funding for the joint venture, the other party, at its option, may, among other things, exercise its right to buy out the defaulting party’s interest at fair market value. The joint venture agreement contains limitations on competition in the membership warehouse format by Costco and us. The joint venture has a duration of 99 years, ending 2090. However, the joint venture agreement may be terminated and the joint venture dissolved, (i) by mutual agreement of Costco and us, or (ii) upon a sale by either party of its entire interest in the joint venture by written agreement. We or Costco may purchase the other party’s interest in the joint venture at a price determined by reference to the fair market value of that interest in the event that the other party (i) fails to provide its portion of the financing to the joint venture, (ii) fails to provide or maintain a guarantee as required by the joint venture agreement, (iii) transfers its interest to an unaffiliated third party without the consent of the majority of the board of directors of the joint venture, (iv) is unable to resolve with the other party within a prescribed period a deadlock of the board of directors, (v) is in default of its obligations under the joint venture agreement, or (vi) is insolvent or bankrupt.

See "Operating and Financial Review and Prospectus-Liquidity and Capital Resources-Indebtedness" for a brief discussion of certain terms of our significant debt agreements.

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

Over the past year and a half, we were notified at various times by the Secretaría de Hacienda y Crédito Público, or the Mexican tax authority, of federal tax assessments in an aggregate amount of approximately Ps.371.8 million including penalties and surcharges relating to the 1997 to 2005 tax years. The assessments relate to asset tax claims. We believe that these claimed assessments are without merit, and we are vigorously defending against them before the appropriate judicial authority, although no assurances can be given as to the outcome of these disputes.

The Costco de Mexico group joint venture has also been notified of tax assessments in an aggregate amount of approximately Ps.117.5 million (Ps.58.7 million for our 50% share) including penalties and surcharges relating to the 1997, 1998, 1999, 2000, 2001, 2002 and 2003 tax years. The assessments relate principally to import tax claims. We believe that these claimed assessments are without merit, and we are vigorously defending against them before the appropriate judicial authority, although no assurances can be given as to the outcome of these disputes.

New York Stock Exchange Corporate
Governance Standards

As a foreign private issuer with shares listed on the NYSE, we are subject to different corporate governance requirements than a U.S. company under the NYSE listing standards. With certain exceptions, foreign private issuers are permitted to follow home country practice standards. Pursuant to Rule 303A.11 of the NYSE listed company manual, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.

We are a Mexican corporation with shares, in the form of BC Units, listed on the Bolsa Mexicana de Valores, or Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law, and the regulations issued by the CNBV and the Mexican Stock Exchange. Although compliance is not mandatory, we also substantially comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created in January 1999 by a group of Mexican business leaders and was endorsed by the Mexican Banking and Securities Commission. See "-Bylaws" for a more detailed description of our corporate governance practices.

The table below sets forth a description of the significant differences between corporate governance practices required for U.S. companies under the NYSE listing standards and the Mexican corporate governance standards that govern our practices.

NYSE Standard	Our Corporate Governance Practice
Majority of board of directors must be independent.

We are required to have a board of directors of between 5 and 21 members, 25% of whom must be independent under the Mexican Securities Market Law.

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

Pursuant the new Mexican Market Securities Law issued on December 30, 2005 and in the annual shareholders meeting held on April 6, 2006 three independent directors were elected to the committee and the committee renamed as the Corporate Practices Committee.

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

Officer’s Certifications

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

Pursuant Rule 303A.12 of the Listed Company Manual of the NYSE, we will submit within 30 days of the day that we file our annual report on form 20-F an Annual Written Affirmation signed by an authorized officer.

Exchange Controls and Restrictions on Foreign Investment

Exchange Rates and Controls

The Mexican economy has suffered balance of payments deficits and shortages in foreign exchange reserves. While the Mexican Government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos to U.S. Dollars, no assurance can be given that the Mexican Government will not institute a restrictive exchange control policy in the future (as has been the case in the past). Any such restrictive exchange policy could have a material adverse effect on our business and financial condition. See "Key Information-Risk Factors-Risk Factors Related to Mexico-Currency Fluctuations or the Devaluation and Depreciation of the Peso Could Limit Our Ability to Convert Pesos into U.S. Dollars or into Other Currencies, Which Could Adversely Affect Our Business, Financial Condition or Results of Operations."

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

Taxation

United States Taxes

General. The following is a summary of the anticipated material U.S. federal income tax consequences of the purchase, ownership and disposition of GDSs , B Units, BC Units and the B Shares and C Shares underlying the Units (referred to herein as the "Underlying Shares"), except as otherwise noted, by U.S. Holders, as defined below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner of B Units, BC Units, GDSs or Underlying Shares based on the beneficial owner’s particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder:

-         that owns, directly, indirectly or through attribution, 2% or more of the total voting power or value of our shares (including through ownership of B Units, BC Units or GDSs);

-         that is a dealer in securities, insurance company, financial institution, tax-exempt organization, U.S. expatriate, broker-dealer or trader in securities; or

-         whose functional currency is not the U.S. dollar.

Also, this discussion does not consider:

-         the tax consequences for the shareholders, partners or beneficiaries of a U.S. holder; or

-         special tax rules that may apply to a U.S. holder that holds B Units, BC Units, GDSs or Underlying Shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

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

The discussion set forth below is based on the U.S. federal income tax laws as in force on the date of this annual report, including:

-         the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations and judicial and administrative interpretations; and

-         the convention between the Government of the United States of America and the Government of the United Mexican States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the applicable protocols, which we refer to as the tax treaty;

-         and is subject to changes to those laws and the tax treaty subsequent to the date of this annual report, which changes could be made on a retroactive basis; and

-         is also based in part on the representations of the Citibank, N.A. as depositary and on the assumption that each obligation in the deposit agreement relating to the B Units, BC Units and GDSs and any related agreement will be performed in accordance with its terms.

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

As used in this section, the term "U.S. Holder" means a beneficial owner of B Units, BC Units, GDSs or Underlying Shares that is, for U.S. federal income tax purposes:

-         a citizen or individual resident of the United States;

-         a corporation (or entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any State thereof or the District of Columbia;

-         an estate the income of which is included in gross income for U.S. federal income tax purposes regardless of source; or

-         a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more "United States persons" has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person".

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

The application of the tax treaty to U.S. Holders is conditioned upon, among other things, the assumptions that the U.S. Holder:

-         is not a resident of Mexico for purposes of the tax treaty;

-         is an individual who has a substantial presence in the United States;

-         is entitled to the benefits of the tax treaty under the limitation on benefits provision contained in Article 17 of the tax treaty; and

-         does not have a fixed place of business or a permanent establishment in Mexico with which its ownership of B Units, BC Units, GDSs or Underlying Shares is effectively connected.

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

A non-U.S. Holder of B Units, BC Units, GDSs or Underlying Shares will not be subject to United States federal income or withholding tax on gain realized on the sale or other taxable disposition of B Units, BC Units, GDSs or Underlying Shares, unless:

-         such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or

-         in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met.

Backup Withholding and Information Reporting. A U.S. Holder may be subject to U.S. information reporting and U.S. backup withholding for dividends paid on the B Units, BC Units, GDSs or Underlying Shares, or proceeds from the sale or other disposition of B Units, BC Units, GDSs or Underlying Shares unless the U.S. Holder:

-         is a corporation or comes within an exempt category; or

-         provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding rules.

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

At December 31, 2005, we had approximately Ps.963.6 million in financial assets denominated in currencies other than Mexican Pesos, principally consisting of short-term investments and marketable securities, and approximately Ps.3,172.6 million in financial liabilities denominated in currencies other than Mexican Pesos consisting of debt and trade payables.

The Company historically has used derivatives to manage its exposure to changes in interest rates and foreign exchange. Statement C-10, as amended, which defines derivatives, requires that derivatives be carried at fair value on the balance sheet and provides for hedge accounting when certain conditions are met. In accordance with this standard, the Company’s derivative financial instruments are recognized on the balance sheet at fair value. Changes in the fair value of derivative instruments designed as "cash flow" hedge, to the extent the hedges are highly effective, are recorded in comprehensive income, net of tax effects. Ineffective proportions of cash flow hedges, if any, are recognized in current period earnings. Other comprehensive income or loss is reclassified into current period earnings when the hedge transaction affects earnings. Changes in the fair value of derivative instruments designed as "fair value" hedges, along with corresponding changes in the fair values of the hedges assets or liabilities, are recorded in the current period earnings.

The notional amount of derivative financial instruments is represented by US dollars valued at the exchange rate of $10.627 pesos per dollar. Notional amounts (in US dollars) related to derivative financial instruments reflect the volume of operations. However, they do not reflect amounts at risk. Amounts at risk are generally limited to the unrealized profit or loss from valuation to market those instruments.

For the year-ended December 31, 2005, a $664,541 change in the fair value of cash flow hedges was recorded within stockholders’ equity net of Ps.183, 271 of deferred tax. Cash flow hedges are utilized to protect the Company from exchange rate risk associated with payments for the acquisition of production materials or investment activities during the next four years, and payments associated with a foreign currency debt issuance that will be made during the next 10 years.

The potential increase in our net financial liabilities and corresponding foreign exchange loss that would have resulted from a hypothetical, immediate 10% depreciation of all of our operating currencies against the Mexican Peso would have been approximately Ps.212.5 million. Any such depreciation would have also resulted in additional nominal interest expense of approximately Ps.24.0 million per year, reflecting an increased cost of foreign currency indebtedness.

See Note 8 to our financial statements for a discussion of the fair value of our financial instruments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

PART III

Item 15. Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic filings under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

There have been no significant changes in our internal controls over financial reporting identified in connection with the evaluation above during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors elected Mr. Fermin Sobero San Martin as an "audit committee financial expert".

Item 16B. Code of Ethics

We have adopted a written Code of Ethics that applies for all our employees, including our principal executive officers, principal financial officer, principal accounting officer, and persons performing similar functions.

This Code of Ethics is accessible on our website at http://www.comerci.com

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers served as our auditors for the years ended December 31, 2004 and 2005. The following table sets forth the fees paid for professional audit services and other services rendered by PricewaterhouseCoopers to the Company in 2004 and 2005.

Fees Paid to PricewaterhouseCoopers

	2005	2004
	Thousands of constant Pesos as of December 31, 2005
Audit Fees(1)......................................................	7,565	5,729
Audit-related Fees(2).........................................
Tax Fees(3)..........................................................	4,175	4,621
All Other Fees.....................................................	6,810
Total.....................................................................	18,550	10,350

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

(3) Tax fees include fees for tax compliance and tax advice. Tax compliance generally involves preparation of original and amended tax returns and claims for refund. Tax advice encompasses assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.

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

(b)      List of Exhibits

1.1      English translation of the Amended and Restated Bylaws (Estatutos Sociales) of the Registrant.

4.1      Form of Indemnity Agreement between the Registrant and its directors and its executive officers.[1]

4.2      Restated Corporate Joint Venture Agreement dated February 15, 1995, between the Price Company and Price Venture Mexico and CCM.[1]

4.3      Form of Share Purchase Agreement between us and certain employees.[1]

7.1      Calculation of ratio of earnings to fixed charges.

8.1      List of significant subsidiaries of Registrant.

12.1      CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 16, 2005.

12.2      CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated July 16, 2005.

13.1      CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 16, 2005.

13.2      CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated July 16, 2005.

[1] Incorporated herein by reference to Exhibits 10.2, 10.3 and 10.5 of the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 1996.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 16, 2006

CONTROLADORA COMERCIAL MEXICANA, S.A. de C.V.

By:                       _______________________

Carlos González Zabalegui
Chief Executive Officer

By:                           _______________________

Francisco Martínez de la Vega
Chief Financial and Administrative Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Controladora Comercial Mexicana, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Controladora Comercial Mexicana, S.A. de C.V. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Controladora Comercial Mexicana, S.A. de C.V. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations, their changes in stockholders’ equity and their changes in financial position for each of the three years ended in the period December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

PricewaterhouseCoopers, S.C.

Fernando J. Morales Gutiérrez

México, D.F.,
July 16, 2006

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
At December 31, 2005 and 2004
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2005)

ASSETS	2005	2004
Current assets:
Cash	Ps. 670,718	Ps. 602,950
Temporary investments	950,515	688,228
Trade accounts receivable	197,697	494,796
Other accounts and notes receivable (Note 4)	1,611,186	2,371,582
Related parties, net (Note 5)	8,659	21,079
Inventories	5,046,913	5,661,543
Prepaid expenses and other assets	111,771	68,753
Total current assets	8,597,459	9,908,931
Property, equipment and leasehold and owned buildings improvements, net (Note 6)	20,573,703	18,918,063
Investment advance payments (Note 12)	687,270	401,420
Other assets	466,127	465,531
Total assets	Ps. 30,324,559	Ps. 29,693,945
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	Ps. 6,993,449	Ps. 7,441,090
Taxes payable	-	51,573
Short term debt (Note 7)	318,813	-
Derivative financial instruments (Note 8)	509,701	100,396
Related parties, net (Note 5)	16,184	-
Deferred revenue and negative goodwill (Notes 4 and 12)	-	689,918
Other accrued liabilities	1,216,657	1,154,759
Total current liabilities	9,054,804	9,437,736
Long-term liabilities:
Long-term debt (Note 7)	2,216,267	2,197,115
Labor obligations (Note 10)	229,683	130,468
Derivative financial instruments (Note 8)	796,861	-
Deferred income taxes (Note 15)	1,273,374	2,254,039
Total liabilities	13,570,989	14,019,358
Stockholders’ equity (Note 11):
Contributed capital:
Capital stock	1,737,600	1,737,600
Restatement	6,132,150	6,132,150
Total capital stock	7,869,750	7,869,750
Paid in-capital, net	1,065,384	1,057,806
Total contributed capital	8,935,134	8,927,556
Earned capital:
Legal reserve	788,132	700,397
Retained earnings	8,739,775	7,189,131
Reserve for repurchase of units	1,194,963	1,194,963
Financial instruments	(471,270)	-
Result from holding non-monetary assets	(4,370,575)	(4,212,248)
Net income for the year	1,831,665	1,774,843
Total earned capital	7,712,690	6,647,086
Total majority stockholders’ equity	16,647,824	15,574,642
Minority interest	105,746	99,945
Total stockholders’ equity	16,753,570	15,674,587
Total liabilities and stockholders’ equity	Ps. 30,324,559	Ps. 29,693,945

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2005, except for unit amounts)

	2005	2004	2003
Net sales	Ps. 40,308,855	Ps. 38,842,131	Ps. 38,004,207
Cost of sales	31,830,667	30,980,634	30,395,706
Gross profit	8,478,188	7,861,497	7,608,501
Selling, general and administrative expenses:
Selling	5,325,326	5,296,215	5,248,254
Administrative	874,710	736,831	832,646
Total operating expenses	6,200,036	6,033,046	6,080,900
Operating income	2,278,152	1,828,451	1,527,601
Integral result of financing:
Interest expense	(432,417)	(299,945)	(355,550)
(Loss) gain from forward agreements	(575,728)	90,820	(493)
Interest income	64,300	78,711	46,365
Loss from repurchase of notes	-	-	(43,910)
Foreign-exchange gain(loss) net	86,797	(7,005)	(108,410)
Gain from monetary position	236,367	319,337	259,262
Total integral result of financing	(620,681)	181,918	(202,736)
Income after integral result of financing	1,657,471	2,010,369	1,324,865
Other income (expense), net	519,452	(19,744)	67,660
Income before provisions for income taxes and employee statutory profit sharing	2,176,923	1,990,625	1,392,525
Provisions for income taxes and employee statutory profit sharing (Note 15)	332,506	207,735	261,495
Income before minority interest	1,844,417	1,782,890	1,131,030
Interest of minority stockholders in the results of subsidiaries	(12,752)	(8,047)	(8,804)
Net income for the year	Ps. 1,831,665	Ps. 1,774,843	Ps. 1,122,226
Average number of units	1,086,000	1,086,000	1,079,765
Net income per units:
Before minority interest	Ps. 1.70	Ps. 1.63	Ps. 1.04
Minority interest	0.01	-	-
After minority interest	Ps. 1.69	Ps. 1.63	Ps. 1.04

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2005, except for unit amounts)

	Capital stock	Paid-in capital, net	Legal reserve	Retained earnings	Reserve for repurchases of units	Units Repurchased For stock purchase plan	Derivatives Instruments	Result from holding non- monetary assets	Net income for the year	Majority stockholders’ equity	Minority interest	Total stock- holders’ equity
	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.	Ps.
Balance as of December 31, 2002	7,869,750	1,047,154	601,320	5,532,819	1,179,917	(38,913)	-	(3,795,449)	891,447	13,288,045	95,962	13,384,007
Resolutions of the General Ordinary Stockholders’ Meeting held on April 3, 2003:
Transfer to retained earnings	-	-	-	847,531	-	-	-	-	(847,531)	-	-	-
Increase legal reserve	-	-	43,916	-	-	-	-	-	(43,916)	-	-	-
Dividends paid (Ps.0.107 per unit)	-	-	-	(128,893)	-	-	-	-	-	(128,893)	-	(128,893)
Reissuance of units for treasury stock	-	-	-	-	-	38,913	-	-	-	38,913	-	38,913
Reissuance of units for treasury stock net	-	10,652	-	-	15,046	-	-	-	-	25,698	-	25,698
Increase in minority interest	-	-	-	-	-	-	-	-	-	-	4,653	4,653
Comprehensive income (Note 2 .p.)	-	-	-	-	-	-	-	(204,699)	1,122,226	917,527	-	917,527
Balance as of December 31, 2003	7,869,750	1,057,806	645,236	6,251,457	1,194,963	-	-	(4,000,148)	1,122,226	14,141,290	100,615	14,241,905
Resolutions of the General Ordinary Stockholders’ Meeting held on March 31, 2004:
Transfer to retained earnings	-	-	-	1,067,065	-	-	-	-	(1,067,065)	-	-	-
Increase legal reserve	-	-	55,161	-	-	-	-	-	(55,161)	-	-	-
Dividends paid (Ps.0.1115 per unit)	-	-	-	(129,391)	-	-	-	-	-	(129,391)	-	(129,391)
Decrease in minority interest	-	-	-	-	-	-	-	-	-	-	(670)	(670)
Comprehensive income (Note 2 .p.)	-	-	-	-	-	-	-	(212,100)	1,774 ,843	1,562,743	-	1,562,743
Balance as of December 31, 2004	7,869,750	1,057,806	700,397	7,189,131	1,194,963	-		(4,212,248)	1,774,843	15,574,642	99,945	15,674,587
Resolutions of the General Ordinary Stockholders’ Meeting held on April 7, 2005:
Transfer to retained earnings	-	-	-	1,687,108	-	-	-	-	(1,687,108)	-	-	-
Increase legal reserve	-	-	87,735	-	-	-	-	-	(87,735)	-	-	-
Dividends paid (Ps.0.123 per unit)	-	-	-	(136,464)	-	-	-	-	-	(136,464)	-	(136,464)
Reissuance of units. Net	-	7,578	-	-	-	-	-	-	-	7,578	-	7,578
Increase in minority interest	-	-	-	-	-	-	-	-	-	-	5,801	5,801
Comprehensive income (Note 2 .p.)	-	-	-	-	-	-	(471,270)	(158,327)	1,831 ,665	1,202,068	-	1,202,068
Balance as of December 31, 2005	7,869,750	1,065,384	788,132	8,739,775	1,194,963	-	(471,270)	(4,370,575)	1,831 ,665	16,647,824	105,746	16,753,570

The accompanying notes are integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2005, 2004 and 2003
(In thousands of Mexican pesos of constant purchasing power as of December 31, 2005)

	2005	2004	2003
Operating activities:
Net income	Ps. 1,831,665	Ps. 1,774,843	Ps. 1,122,226
Items applied to income not requiring the use of funds:
Depreciation and amortization	710,951	701,284	735,357
Derivative financial instruments	551,625	39,741	60,655
Provision for deferred taxes	115,586	144,309	151,798
Labor obligations	40,675	21,374	20,662
Minority interest	12,752	8,047	8,804
	3,263,254	2,689,598	2,099,502
Decrease (increase) in:
Accounts receivable	1,086,099	616,087	(569,983)
Inventories	446,968	(1,361,792)	(307,080)
Prepaid and other expenses	(10,003)	(34,439)	(72,045)
Increase (decrease) in:
Trade payables	(447,641)	752,839	303,499
Taxes payable	(51,573)	(19,593)	(146,032)
Other accrued liabilities	(1,260,691)	(330,400)	(75,657)
Resources provided by operating activities	3,026,413	2,312,300	1,232,204
Financing activities:
Increase (decrease) in short-term debt	318,813	-	(178,444)
Increase (decrease) in long-term debt	19,152	(88,496)	306,578
Paid in capital	7,578	-	10,652
Minority interest	(6,951)	(8,717)	(4,151)
Dividends paid	(136,464)	(129,391)	(128,893)
Reissuance of units for treasury stock, net	-	-	15,046
Units reissued for stock purchase Plan	-	-	38,913
Resources provided by (used in) financing activities	202,128	(226,604)	59,701
Investing activities:
Increase in investment advance payments and other assets	(285,850)	(216,770)	(58,640)
Acquisitions of property and equipment and leasehold and owned buildings improvements	(2,683,669)	(2,103,588)	(1,669,599)
Disposition of property and equipment	314,900	418,338	329,331
(Amortization of goodwill) goodwill from the acquisition of one company subsidiary	(243,867)	(217,876)	461,742
Resources used in investing activities	(2,898,486)	(2,119,896)	(937,166)
Net increase (decrease) in cash and temporary investments	330,055	(34,200)	354,739
Cash and temporary investments at beginning of year	1,291,178	1,325,378	970,639
Cash and temporary investments at end of year	Ps. 1,621,233	Ps. 1,291,178	Ps. 1,325,378

The accompanying notes are an integral part of these financial statements.

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Mexican pesos of constant purchasing power
as of December 31, 2005 except for unit amounts)

1. ORGANIZATION AND BACKGROUND:

Controladora Comercial Mexicana, S.A. de C.V. ("CCM") was founded as a partnership on January 28, 1944, as Antonino González e Hijo sociedad in simple silent partnership. On July 1, 1957, it was incorporated under the name of Comercial Mexicana, S.A.; on March 5, 1982, it became a limited liability Company with variable capital (Sociedad Anónima de Capital Variable). On December 9, 1988, the Company changed its name to Controladora Comercial Mexicana, S.A. de C.V. (jointly with its consolidating subsidiaries, the "Company"). and modified its corporate by-laws, effective January 1, 1989, to enable it to engage in the business of leasing personal property and real estate, and invest in companies engaged in the purchase, sale and distribution of groceries and general merchandise in Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the principal accounting policies followed by the Company, which are in accordance with generally accepted in Mexico ("Mexican GAAP"):

a) Revenue recognition

Revenue from product sales is recognized at the point of sale, except for layaway transactions, which are recognized when the customer makes full payment and takes possession of the merchandise in question; revenues from membership fees are recognized when collected; revenues from the Government of Mexico City voucher program are recorded when customers purchase merchandise using the vouchers; lease revenues are recognized when collected. Revenues are recognized net of discounts.

b) Consolidation

The Company’s owns 100% of all subsidiary companies except for Costco de México, which is a 50% joint venture.

Subsidiary	Operations
Tiendas Comercial Mexicana, S.A. de C.V.	Operates a chain of 142 stores (137 in 2004)
Tiendas Sumesa, S.A. de C.V.	Operates a chain of 21 stores (19 in 2004)
Restaurantes California, S.A. de C.V.	Operates a chain of 62 restaurants (58 in 2004)
Costco de México, S.A. de C.V.	Operates a chain of 28 membership warehouse stores (25 in 2004)
Subsidiary real estate companies	Group of real estate companies
Subsidiary service companies	Group of services companies

The Company consolidates the accounts of all majority-owned subsidiaries. The investment in subsidiary companies and all transactions and balances between them have been eliminated as part of the consolidation of the financial statements.

The Company’s investment in the Costco de México Group joint venture with Costco Wholesale Corporation meets the joint control criteria discussed in International Accounting Standard No. 31. Accordingly, the Company reports its investment by means proportionate consolidation method.

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

e) Advertising cost

Advertising consists primarily of print, radio and television advertisements. Advertising costs are expensed as incurred. For the years-ended December 31, 2005, 2004 and 2003, advertising expense was Ps.389,769, Ps.368,898 and Ps.415,397, respectively.

f) Vendor discounts

The Company receives discounts from many of the vendors from which the Company buys products for resale in its stores. These vendor discounts are provided to increase the sell-through of the related products. The Company receives discounts for a variety of merchandising activities: placement of the vendor’s products in the Company’s advertising; placement of the vendor’s products in prominent locations in the Company’s stores; and to compensate for temporary price reductions offered to customers on products held for sale at retail stores. The Company also receives vendor discounts for purchasing activities, such as volume commitment rebates.

g) Property, equipment and leasehold and owned buildings improvements

The Company restates property, equipment and leasehold and owned buildings improvements on the basis of changes in the National Consumer Price Index ("NCPI"), in compliance with Statement B-10 and the amendments thereto.

Depreciation and amortization are calculated using the straight-line method based on the expected useful lives of the assets (See Note 6). Depreciation and amortization rates are applied to the inflation restated value of the assets.

h) Long-lived assets

As from January 1, 2004, the Company applies the provisions of Statement C-15 "Impairment in the Value of Long-Lived Assets and their Disposal", issued by the Mexican Institute of Public Accountants ("MIPA"), which establishes, among other things, the general criteria for the identification and when applicable, the recording of impairment losses or the decrease in the value of tangible and intangible long-lived assets including goodwill. The adoption of this statement had no effect on the Company’s financial position or on the net income at December 31, 2005 and 2004.

The Company evaluates potential impairment losses on long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets, with no interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recorded for the difference between the fair value and carrying value of the assets. Starting in 2004, long-lived assets are reviewed for impairment at the end of each year and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a disposal plan are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

i) Segment reporting

In March 2003, the MIPA issued Statement B-5 "Segment Financial Information", which is effective for fiscal years beginning January 1, 2003. That Statement establishes standards for reporting information on operating segments. (See Note 16).

j) Pre-opening costs

Costs associated with the opening of new stores are expensed in the same fiscal year in which such stores begin operations.

k) Stock appreciation rights plan

The Company granted stock appreciation rights to the executives of the Company, by means of which the executives acquire a number of shares which are transferred to them upon occurrence of certain conditions (refer to Note 13 for description of the plans). The Company purchased the required number of Shares granted under the terms of the Plan and deposited them into a trust. The shares deposited in the trust are recorded on the balance sheet within Other Assets.

l) Deferred Income tax

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

On January 1, 2005, the Company adopted the amendments to Statement D-3, Labor Obligations, which contain rules for the valuation, presentation and recognition of remuneration obligations upon termination of employment for reasons other than restructuring. Those effects are determined using actuarial studies carried out using the projected unit credit method. Net cost for the period for this type of remuneration was Ps. 17,487, which was applied against income for the year. Initial adoption of said amendments did not have a significant effect on the accompanying financial statements.

n) Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates in effect on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transaction and settlement dates, or the balance sheet date, are charged or credited to income. (See Note 14).

o) Financial instruments

As of January 1, 2005 the Company adopted bulletin C-10 "Derivative Financial Instruments and Coverage Operations", which establishes the valuation and disclosure criteria applicable to all derivative financial instruments. The statement also requires that the effectiveness of cash-flow hedges and of the net investment in subsidiaries located abroad be evaluated and that the effective portion of the gains or losses on hedging instruments be recorded in comprehensive income.

The adoption of this new pronouncement resulted on a charge to the statement of income and to the comprehensive income of Ps. 652,021 and Ps. 654,541, respectively.

Financial instruments are valued at their fair value at the end of December 2005, accordingly to Bulletin C-10.

p) Comprehensive income

Statement B-4, "Comprehensive Income", requires that the various components of stockholders’ equity resulting from non-owner transactions be shown in the statement of changes in stockholders’ equity under comprehensive income.

Comprehensive income represents the net income plus the gain or loss from holding non-monetary assets, mark-to-market adjustments on financial instruments, the net effect of tax and items required by specific accounting standards to be reflected in stockholders’ equity, but which do not constitute capital contributions, reductions or distributions. Comprehensive income is restated on the basis of NCPI factors.

q) Use of estimates

Preparation of the financial statements in conformity with Mexican GAAP requires the Company’s management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from estimates.

r) Earnings per unit

Earnings per unit are computed by dividing the net income by the weighted average number of units outstanding each year.

s) Goodwill

Goodwill represents the excess of the cost of shares over the book value of a purchased subsidiary. Such goodwill is stated at restated value, determined by applying NCPI factors to the original value and deducting the respective accumulated amortization. Prior to January 1, 2005, goodwill and negative goodwill was amortized by applying the straight-line method to restated balances. As from January 1, 2005, the Company adopted Statement B-7 "The Acquisition of a Business", which rules that goodwill is not amortized and its value is subject to annual impairment tests. According to B-7, negative goodwill is allocated as a pro-rate reduction to eligible acquired assets and if all eligible assets are reduced to zero and an amount of negative goodwill still remains, the remaining amount is recognized as an extraordinary gain.

In 2005, the Company acquired all the shares of a new subsidiary, for which it paid Ps. 214,594. At the acquisition date, the book value of the assets acquired and liabilities assumed exceeded the price paid by Ps.649,263. As required by Statement B-7, the excess price (negative goodwill) was shown under Other Income. At year end, the Company reviewed the carrying value of the acquired assets that were established at acquisition date.

t) New accounting standards

Beginning June 1, 2004, the Mexican Financial Reporting Standards Board - (CINIF, for its initials in Spanish), assumed the responsibility for setting accounting and reporting standards in Mexico. In compliance with this responsibility and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards - (NIFs) that will become effective on January 1, 2006.

The main objective of the NIFs is to achieve the maximum possible harmonization and convergence of Mexican accounting and reporting standards with the regulations of International Financial Reporting Standards (IFRS).

The full hierarchy of NIFs, in effect beginning January 1, 2006, is as follows:

- NIFs and Interpretations of NIFs issued by the CINIF.

- Statements issued by the Accounting Principles Board of the Mexican

Institute of Public Accountants (IMCP) that have not been modified replaced or repealed by the new NIFs.

- IFRS, which are applicable when no Mexican NIF exists.

The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by NIFs.

Following is a list of the NIFs issued to date. Being mainly of a general nature, they are not expected to have a significant effect on financial reporting:

NIF A-1 "Structure of Financial Reporting Standards"

NIF A-2 "Basic postulates"

NIF A-3 "User needs and objectives of financial statements"

NIF A-4 "Qualitative features of financial statements"

NIF A-5 "Basic elements of financial statements"

NIF A-6 "Recognition and valuation"

NIF A-7 "Presentation and disclosure"

NIF A-8 "Supplementary"

NIF B-1 "Accounting changes and correction of errors"

3. EFFECTS OF INFLATION ON THE FINANCIAL STATEMENTS:

The consolidated financial statements of the Company have been prepared in accordance with Statement B-10, "Recognition of the Effects of Inflation on the Financial Information," as amended, issued by the MIPA. The financial statements have been presented in pesos of constant purchasing power as of December 31, 2005 so that they are comparable to financial information as of that date, as follows:

The balance sheets have been restated at constant pesos as of December 31, 2005 using the NCPI as of that date.

The statements of income have been restated at constant pesos as of December 31, 2005 using the NCPI for the month in which the transactions were carried out.

The NCPI used to restate prior year’s financial statements are as follows:

	Inflation for the period	Cumulative inflation at December 31, 2005
2003	3.97%	13.00%
2004	5.19%	8.70%
2005	3.33%	3.33%

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

Deficit in the restatement of capital

The deficit in the restatement of capital is composed mainly of the initial cumulative effects of inflation and of the loss from holding non-monetary assets such as property, equipment, leasehold and owned buildings improvements and inventories, is restated in Mexican pesos of purchasing power as of the most recent balance sheet date.

In 2005 and 2004, the deficit in the restatement of capital is due to inventories being valued at replacement cost instead of being restated for the change in general price level.

Gain on monetary position

The gain on monetary position represents the inflation gain, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, expressed in pesos of purchasing power as of the most recent balance sheet date.

4. OTHER ACCOUNTS AND NOTES RECEIVABLE:

At December 31, other accounts and notes receivable consist of the following:

	2005	2004
Mexico City government (1)	Ps. -	Ps. 966,763
Lease receivables	5,444	14,140
Receivables from employees	73,832	24,474
Value-added tax and income tax receivables	1,070,994	1,010,566
Trade accounts pertaining to credit card sales	287,130	258,291
Others	173,786	97,348
	Ps. 1,611,186	Ps. 2,371,582

(1) During 2005, the Company did not participate in the GDF voucher program. In the fourth quarter of 2004, the Company participated in a public bidding process and was awarded a voucher contract by the Government of Mexico City. This contract accounted for approximately Ps.1,601,657 and benefited approximately 310,000 program participants. Pursuant to this contract, the Company offered all program participants a 35.68% discount on all merchandise. During 2004, the Company recorded an account receivable and deferred revenue of approximately Ps.1,030,227. Revenue is recorded when customers purchase merchandise using the vouchers. As of December 31, 2004, the recorded revenue from this program was Ps.583, 830.

5. RELATED PARTIES:

In the regular course of business, the Company provides management services to and purchases clothes for resale in Company stores from Nova Distex, S.A. de C.V. (successor to Casa Distex S.A. de C.V.), or Nova a textile manufacturer and property management Company.  These transactions are on terms no less favorable than would be obtainable in an arm’s-length transaction.

At December 31, accounts receivable and payable consist of the following:

	2005	2004
Accounts receivable:
Nova Distex, S. A. de C.V.	Ps. -	Ps. 12,148
Gasomer, S.A. de C.V.	6,195	5,836
Costco de Mexico, S.A. de C.V.	2,464	2,747
Other	-	348
	Ps. 8,659	Ps. 21,079
Accounts payable:
Nova Distex, S. A. de C.V.	Ps. 16,184	Ps. -
	Ps. 16,184	Ps. -

The following table summarizes the amounts recorded in the Company’s accounts, which relate to transactions with related parties.

	2005	2004	2003
Purchases	Ps. 77,769	Ps. 77,075	Ps. 62,420
Purchase of Almacenes de Querétaro, S.A. de C.V.	-	-	38,044
Lease expenses	-	11,566	6,160
Sale of 100% ownership Servicios Mills, S.A. de C.V.	-	-	57,609
Other lease revenues	12,560	19,191	23,391
Sales of inventory	-	-	15,607

6. PROPERTY, EQUIPMENT AND LEASEHOLD AND OWNED BUILDINGS IMPROVEMENTS:

Property, equipment and leasehold and owned buildings improvements consist of the following at December 31:

	2005	2004	Average Depreciation Rate
Buildings	Ps. 9,104,088	Ps. 8,075,909	2%
Store fixtures	4,645,428	4,376,613	10%
Electronic equipment	1,132,499	1,069,578	25%
Office fixtures	85,829	103,331	10%
Leasehold and owned buildings improvements	2,918,632	2,656,664	5%
	17,886,476	16,282,095
Less: accumulated depreciation and amortization	7,297,037	6,708,654
	10,589,439	9,573,441
Land	9,590,417	9,197,304
Construction in progress and advances for purchase of fixed assets	393,847	147,318
	Ps. 20,573,703	Ps. 18,918,063

Depreciation expense amounted to Ps.710,951, Ps. 701,284 and Ps.735,357, for the years ended December 31, 2005, 2004 and 2003, respectively.

Construction in progress and advances for purchase of fixed assets, relates to a subsidiary’s plans to open new stores during the first half of 2006.

7. DEBT:

Total debt as of December 31 consists of the following obligations:

	2005	2004
Senior notes of US$200 million due in 2015, at a fixed interest rate of 6.625% payable semi-annually (1)	Ps. 2,125,420	Ps. -
Bank loan of US$30 million due in January 2006, at a fixed interest rate of 4.97% payable at maturity date	318,813	-
Debenture bonds of 24.9 (172.9 in 2004) million investment units (UDIS), maturing in 2010, at a fixed interest rate of 8.00% payable semi-annually (2)	90,847	631,520
Private placement of US$100 million due 2010 divided in two series. (i) U.S.$98 million Series A notes at a fixed interest rate of 6.10% payable semi-annually, and annual amortization in equal amounts beginning in the third year. (ii) U.S.$2 million Series B notes at a fixed rate of 6.70%, payable semi-annually, with amortization on the due date (3). (See Note 8).	-	1,152,264
Direct bank loan in Mexican pesos, payable semi-annually from September 2006 to September 2008, at a local interest rate (9.61% at the end 2004) plus 65 basis points, payable monthly	-	413,331
	2,535,080	2,197,115
Less:
Debt short term	318,813	-
Total long-term debt	Ps. 2,216,267	Ps. 2,197,115

(1)      On May 25, 2005, CCM issued an offering of US$200 million of senior notes, due in 2015 at a fixed interest rate of 6.625% payable semi-annually. These notes are subject to certain covenants that including: (1) limitations on liens; (ii) limitations on sales and leasebacks; (iii) limitations on subsidiary indebtedness; (iv) limitations on mergers, consolidations and similar transactions.

(2)     During December 2000, CCM entered into a program that provides for the issuance of up to Ps.1.5 billion of debentures. As part of this program, CCM issued 1,729,000 debentures with a face value of 100 Investment Units (UDI’s) each, equivalent to 172.9 million Investment Units (UDI’s) over a ten-year term, subject to fixed interest rate of 8.00%, plus the increase in the NCPI issued by Banco de Mexico for the value of each UDI. Interest accrued on the debentures will be paid semi-annually on June 8 and December 8 of each year. The program contains certain financial covenants, including: (i) limitations on the acquisition of additional debt; (ii) limitations on encumbrances; (iii) limitations on mergers, spin-offs or the sale of assets; (iv) limitations on the payment of dividends; and (v) the debentures must be pari passu with other indebtedness. On June 2005, the Company repurchased approximately 85.6% of this debenture bonds.

(3)     On June 9, 2003, CCM issued in a private placement, Senior Unsecured Notes of U.S.$100 million, due 2010, divided into two series: (i) U.S.$98 million Series A notes at a fixed interest rate of 6.10%, payable semi-annually, and annual amortization in equal amounts as from the third year. and (ii) U.S.$2 million of Series B notes at a fixed rate of 6.70%, payable semi-annually, with amortization on the due date. These notes are neither listed for trading on any stock exchange nor approved for quotation through any quotation system. These notes are subject to certain covenants that, among other things, limit the ability of the Company and its Subsidiaries (as defined) as follows: (i) the Company may not make certain restricted payments; (ii) the Company will ensure that at all times Tiendas Comercial Mexicana, S.A. de C.V. is a Subsidiary Guarantor, all Wholly-Owned Subsidiaries that are Material Subsidiaries are Subsidiary Guarantors and the Company and all of the Subsidiary Guarantors account for not less than 80% of Consolidated Assets, excluding the consolidated assets of Costco de Mexico, S.A. de C.V.; (iii) there are restrictions on consolidating or merging with any other corporation or conveying, transferring or leasing substantially all of its assets in a single transaction or series of transactions; (iv) no liens may by placed upon or with respect to any property or assets of the Company or any Subsidiary; (v) the Company may not engage in any material line of business that is materially different; (vi) no Subsidiary may create, assume, incur, guarantee or otherwise become liable in respect of any Indebtedness. On June 2005, the Company repurchased this private placement en 2005, incurring into a loss for repurchase of notes of Ps 126,991. As of December 31, 2005, CCM was in compliance with all debt convenants.

On June 2, 2003, CCM was authorized by Mexican National Bank Commission to launch a local short-term debenture program in pesos, as follows:

Type of bonds:	Short term local debenture program

Amount:	Ps. 1,000,000

Settlement:	Up to 360 days from the date of issuance

Interests payment	Interest is payable in advance upon issuance or payable at maturity.

At December 31, 2005 and 2004, the Company had an aggregate of over Ps.5, 204 million and Ps.7, 360 million of available credit, respectively, through unused uncommitted lines of credit with eight banking institutions through which the Company may borrow in pesos or in U.S. dollars (converted to pesos at the exchange rate in effect at the time of the borrowing). The terms and conditions of such lines of credit will be determined at the time they are utilized. The Company renews its bank lines of credit on a yearly basis. The bank credit lines contain no financial covenants.

In 2005, 2004 and 2003, CCM paid Ps.116,514, Ps.154, 761and Ps.162, 878, respectively, of interest on debt.

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

8. FINANCIAL INSTRUMENTS:

In the normal course of business, the Company enters into derivative transactions to manage interest rate risk and foreign currency risk. Most expiration dates and the amounts of derivative financial instruments match the dates of the assets and liabilities they are intended to cover.

As required by Statement C-10, the Company records its derivative financial instruments at fair value using valuations obtained from the parties with which the operations were entered.

The Company applies either cash flow or fair value hedge accounting when cost beneficial for those derivatives qualified and designated as hedges. To qualify for hedge accounting, details of the hedging relationship must be formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks that are to be hedged, the derivative instrument and how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in fair value or cash flows, as appropriate, for the risk being hedged. Effectiveness is assessed at the inception of the relationship. If specified criteria for the assumption of effectiveness are not met at hedge inception, effectiveness is assessed quarterly on a retrospective and prospective basis. Ineffectiveness is also measured quarterly, with the results recognized in earnings.

Derivatives that are not designated as hedging instruments are classified as trading assets and liabilities; the gain or loss is recognized in earnings in the period of change.

Certain embedded derivatives within contracts are required to be separated from their host contract and recognized at fair value, generally based on market prices (with gains and losses taken to income), if the economic characteristics and risks of the embedded derivative are not closely related to that of the host contract.

The following table provides information about the Company’s derivatives by instrument:

	2005			2004
	Fair Value	Notional Amount	Due Date	Fair Value	Notional Amount	Due Date
Cash Flow Hedges
Exchange rate options	Ps. 551,285		2006 - 2009
Buy		Ps. 21,614,046
Sale		4,966,004
Exchange rate Swaps	103,256	2,125,420	2015

Trading Derivatives
Interest rate swaps	Ps. 46,218	Ps. 2,125,420	2015	Ps. (186,925)	Ps. 3,719,640	2005
Exchange rate options	464,283		2006 - 2010	229,138	546,342	2005
Buy		7,352,303
Sale		8,653,648
Exchange rate swaps	362,402	5,581,353	2015
Exchange rate forwards				58,183	367,983	2005

Embedded derivatives	Ps. (220,882)

The notional amount of derivative financial instruments is represented by US dollars valued at the exchange rate of $10.627 pesos per dollar. Notional amounts (in US dollars) related to derivative financial instruments reflect the volume of operations. However, they do not reflect amounts at risk. Amounts at risk are generally limited to the unrealized profit from valuation to market of those instruments.

For the years-ended December 31, 2005, a Ps.654,541 change in the fair value of cash flow hedges was recorded within stockholders’ equity net of Ps.183, 271 of deferred tax. Cash flow hedges are utilized to protect the Company from exchange rate risk associated with forecasted payments for the acquisition of imported merchandise and materials for the new stores during the next four years, interest and principal payments associated with an outstanding foreign currency debt issuance that will be made during the next 10 years.

For the years ended December 31, 2005 and 2004, the Company recognized a (loss) and gain of Ps.(575,728) and Ps.90,820, respectively due to its operations with Financial Instruments.

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

Total rent expense for operating leases for each of the three years ended December 31 is as follows:

	2005	2004	2003
Base lease	Ps. 204,608	Ps. 241,753	Ps. 228,499
Contingent lease	84,276	85,549	85,017
Total leasing expense	Ps. 288,884	Ps. 327,302	Ps. 313,516

Minimum lease commitments under non-cancelable operating leases at December 31, 2005 are as follows:

Amount
2006	Ps. 204,608
2007	204,608
2008	204,608
2009	204,608
2010 and thereafter	946,138
Ps. 1,764,570

10. RETIREMENT COMPENSATION:

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

Seniority Premium and Allowance Plan

The Company has established a retirement plan at two of its subsidiaries, to which employees do not contribute. Benefits under this plan are mainly based upon employee’s length of service and remuneration at retirement. This plan’s obligations and costs, as well as seniority premium to which employees are entitled after 15 years of service, are recorded on the basis of actuarial studies made by independent experts.

The net cost for the period was Ps.40,675, Ps.21,374 and Ps.20,662 in 2005, 2004 and 2003, respectively.

The Company also has established plans for compensation of employees in the event of dismissal, which are based on actuarial studies prepared by independent experts. The respective liability at December 31, 2005 was Ps.73,620. Additionally, the Company established a post-retirement benefit plan for one of its subsidiaries, the liability for which was Ps.33,609.

The amounts of projected benefits for labor obligations at December 31, 2005 and 2004 (See Note 2.m.) are as follows:

	2005	2004
Accumulated benefit obligation	Ps. 183,509	Ps. 139,954
Additional projected benefits	73,515	26,989
Projected benefit obligation	257,024	166,943
Less:
Plan assets	(50,160)	(37,967)
Projected benefit obligation in excess of plan assets	206,864	128,976
Net transition assets, changes in assumption and adjustments based on experience	22,819	1,492
Accrued liabilities	Ps. 229,683	Ps. 130,468

Actuarial data under this assumption are as follows:

	2005	2006
Interest rate	4.5	3.5
Increase in salaries	1.0	1.0
Return of assets expected	4.5	4.5

The cost of prior services and of modifications to the plans, variations in assumptions and adjustments for experience are being amortized over the average remaining labor life of the employees who are expected to receive the plan benefits.

11. STOCKHOLDERS’ EQUITY:

The authorized capital stock is comprised of 1,086,000,000 B and BC related units with no stated value. At December 31, 2005 there are 737,921,848 and 348,078,152 subscribed and paid in B and BC units, respectively (744,015,610 and 341,984,390 in 2004).

Each stockholder owns either one BC unit consisting of three B shares and one C share, or one B unit consisting of four B shares, both of which trade on the Mexican Stock Exchange.

The nominal capital stock, with a stated value of Ps.1,737,600, consists of Ps.298,258 of cash contributions, Ps.909, 632 of capitalized profits and Ps.529,710 of capitalized effects of inflation.

At the General Ordinary Stockholders’ Meeting held on March 31, 1992, a resolution was passed approving the creation of a reserve for the temporary repurchase of CCM units. Subsequently, at the General Ordinary Stockholders’ Meeting held on April 11, 2002, it was agreed to increase that reserve to Ps.1,000,000. The reserve fluctuates as CCM purchases and sales its own units in the stock market. There were no repurchases by CCM of its units at the end of 2005 and 2004.

The profit for the period is subject to the legal provision requiring at least 5% of the profit for each period to be set aside to increase the legal reserve until it reaches an amount equivalent to 20% of the capital stock.

Dividends are not subject to income tax if paid from the Net Tax Profit Account. Any dividends paid in excess of that account are subject to a tax equivalent to 40.84% or 38.91% depending on whether paid in 2006 or 2007, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

At December 31, 2005, cumulative earnings that have been subject to income tax and can be distributed by CCM free of Mexican withholding tax were approximately Ps.438,973 (Ps.432,577 in 2004).

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

CAM owns the five store buildings and additional land. According to the contracts, CCM will make six payments, without interest, in respect of the CAM shares beginning in February 2003, which under the purchase contract will be kept in trust until the last payment is made. Under the terms of the contract, CCM has the right and obligation to a) conduct the business in a diligent and efficient manner, b) maintain the accounting systems and keep the accounting records, c) operate, maintain and monitor all the real estate properties, d) manage all legal matters required to operate the business, e) provide quarterly and annual consolidated financial statements to the sellers, and f) vote at the annual shareholder’ meeting. Also, in managing CAM operations and assets, CCM is not allowed to a) contract additional debt that limits CAM’s payment capacity, b) acquire or lease properties for CAM in an amount that exceeds U.S$250,000 without the Seller’s consent, c) use CAM’s real estate assets as collateral, d) merge the CAM real estate companies, or e) substantially modify CAM’s real estate properties without the Seller’s consent. In the event CCM fails to cover the payments, share ownership and partial payments made will be lost.

The payment schedule is as follows:

(thousands)
February 28, 2003	U.S.$15,000
February 28, 2004	20,000
February 28, 2005	25,000
February 28, 2006	20,000
February 28, 2007	20,000
February 28, 2008	20,000

On December 19, 2003, a purchase price adjustment for the Amex and CAM shares was concluded and the original price was reduced by U.S.$1.8 million. In January 2004, CCM received the payment for that amount.

On December 31, 2005, CCM recorded the Ps.687,270 (U.S.$58.2 million) payments of the CAM shares under investment advance payments.

On February 28, 2006, CCM made the third payment of Ps.230,000 (U.S.$20 million).

b. Contingencies

Certain companies of the group are involved in a number of lawsuits and claims arising from the regular course of its operations. These matters are not expected to have a significant effect on the Company’s financial position or on the results of future operations.

Likewise, the Company is involved in a number of legal procedures involving taxes, which are neither singly nor in the aggregate expected to significantly affect the consolidated financial statements, except as mentioned in the following paragraph.

The tax authorities have assessed approximately $430,500 of tax payable by CCM and a subsidiary. Appeals have been filed, and the Company considers that there is every likelihood of obtaining favourable resolutions.

13.         STOCK APPRECIATION PLAN

In 2004, the Company granted Stock Appreciation Rights to the sub-directors of the Company, by means of which the executives bought a number of shares of the Company at a contractually agreed price of $7.4 pesos per share. The transfer of the shares will not be effective until the executive retires (which is at the age of 65) or in the event of a change of control of the Company. Upon occurrence of one of those events, the executives receive the stock certificates and must pay the Company an amount based on the agreed share price. The executives must use the proceeds from the sale of the shares to pay off their outstanding debt with the Company and retain the excess of the share market price over the exercise price. The stock appreciation rights were made available to the sub-directors who acquired a number of 7,318,895. The transfer of the shares to the sub-directors will not be effective until the executive retires (which is at the age of 65) or in the event of a change of control of the Company.

The Company purchased the required number of shares granted under the terms of the Plan and deposited them into a trust. The Company recognizes an account receivable for the outstanding amount due from the directors and sub-directors. The account receivable is recorded on the balance sheet within Other Assets. Dividends on shares are credited to the account receivable balance. As of December 31, 2005 and 2004, the balance of the stock appreciation rights’ account receivable was Ps.218,398 and Ps.238,417, respectively.

14. FOREIGN CURRENCY POSITION:

The foreign currency position as of December 31 is as follows:

				Year-end Exchange Rates (1)
	2005	2005	2004	2005	2004
Assets:
U.S. Dollars:
Investments in securities	Ps. 963,635	U.S.$ 90,678	U.S.$ 27,487	Ps. 10.627	Ps. 11.151
Liabilities:
U.S. Dollars:
Debt and other liabilities	Ps.3,172,606	U.S.$298,542	U.S.$171,457	Ps. 10.627	Ps. 11.151

(1)   In pesos per U.S. dollar.

As of December 31, 2005 and 2004, the Company had foreign non-monetary assets, or whose replacement cost is determined in foreign currency, as detailed below:

	2005	2005	2004
Computer equipment	Ps. 808,842	U.S.$ 76,112	U.S.$ 72,449
Inventories	411,392	38,712	18,091
Total	Ps.1,220,234	U.S.$114,824	U.S.$ 90,540

Other transactions carried out in U.S. dollars, for the years ended December 31 are summarized below:

	2005	2004	2003
Net export and import of goods and services	Ps. 2,608,727	U.S.$245,481	U.S.$255,128
Technical advisory services	25,696	2,418	2,281
Interest payments	108,108	10,173	6,172
Total	Ps. 2,742,531	U.S.$258,072	U.S.$263,581

As of March 24, 2006, date of issuance of the independent auditors’ report, the exchange rate was Ps.10.87 per U.S. dollar as published by brokerage houses.

15. INCOME TAX:

At December 31, 2005, 2004 and 2003, income tax and employees’ profit sharing provisions are summarized as follows:

	2005	2004	2003
Income tax due	Ps. 204,247	Ps. 22,956	Ps. 75,456
Deferred income tax	188,224	249,164	241,030
Assets tax	9,598	35,753	28,738
Employees’ statutory profit sharing	3,075	4,717	5,503
Gain on monetary position from the initial effect of deferred income tax	(72,638)	(104,855)	(89,232)
Total	Ps. 332,506	Ps. 207,735	Ps. 261,495

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

As of December 31, 2005, the Company had consolidated tax losses of approximately Ps.3,554,528, which will reduce consolidated taxable income in future years up to 2014. In addition, the Company has operating loss carryforwards, which have been generated by subsidiary companies prior to their inclusion in the consolidated income tax calculation. Accordingly, the individual subsidiary companies must generate taxable income for the group to utilize such losses.

Tax loss carryforwards will expire as follows:

Years ended December 31,
2006	Ps. 7,265
2007	26,268
2008	168,855
2009 and thereafter	3,352,140
Ps. 3,554,528

The Company elected the "fraction V Art.3" transitory option of the Mexican income tax law modifications bill. Based on the fraction V Art. 3 provisions, the Company can defer the accrued inventories to reduce the cost of sales. The 2005 income tax includes inventories accrued at December 2004.

Asset tax paid may be utilized as a credit against future income tax during the years for which the Company’s income tax exceeds asset tax. Asset tax is available as a carryforward for up to ten years and is subject to restatement based on the NCPI when utilized. As of December 31, 2005, assets tax of Ps.271,153 (Ps.591,822 in 2004) is available as a tax loss carryforward, and expires from 2006 to 2015.

At December 31, the main temporary differences on which deferred income tax is recognized are summarized as shown below:

	2005	2004
Inventories	Ps. 920,416	Ps. 1,688,490
Fixed assets	1,804,241	1,727,811
Tax loss carryforwards	(995,268)	(503,396)
Other net items	(184,862)	(67,044)
Assets tax carryforwards	(271,153)	(591,822)
Deferred income tax payable	Ps. 1,273,374	Ps. 2,254,039

As a result of the changes to the Income Tax Law approved on November 13, 2004, the income tax rate will be 29% and 28% in 2006 and 2007, respectively. The effect of the tax rate reduction is a decrease in the deferred income tax liability by Ps.212,127 in 2005 (Ps.213,225 in 2004), increasing the net income by the same amount.

Below is a reconciliation of the statutory income tax rate of the actual current income tax rate for the year ended December 31:

	2005	2004	2003
Income tax computed at statutory tax rate	30%	33%	34%
Depreciation and amortization	(1%)	(13%)	3%
Inventories	1%	(2%)	(2%)
Inflationary interest adjustment and net monetary gain (B-10)	3%	( 2%)	(4%)
Goodwill from the acquisition of one company subsidiary	(9%)	-	-
Tax loss carryforwards in stock share sales	(5%)	-	-
Others	(4%)	(6%)	11%
Tax loss carryforwards	-	(2%)	(26%)
Provision for current and deferred taxes	15%	8%	16%

16. SEGMENT INFORMATION:

The Company’s reportable business segments are disclosed in compliance with Statement B-5, "Financial Information by Segment".

The Company is mainly engaged in the operation of supermarkets and mass merchandising stores in Mexico.

The Company operates in three segments: (1) the CCM Group, which includes the Comercial Mexicana and Bodega supermarkets and Mega hypermarkets, and comprises the Company’s core business, (2) the Costco de Mexico Group, which operates Costco de Mexico, its joint venture with Costco Wholesale Corporation, and (3) the Other Group, which includes its Sumesa stores and Restaurantes California.

Information under Mexican GAAP on the Company’s reportable segments is provided below:

As of and for the year ended December 31, 2005	CCM Group	Costco de Mexico Group Joint Venture	Other Group	Total
Net sales	Ps. 30,134,625	Ps. 8,398,566	Ps. 1,775,664	Ps. 40,308,855
Cost of sales	23,524,254	7,204,808	1,101,605	31,830,667
Gross profit	6,610,371	1,193,758	674,059	8,478,188
Selling, general and administrative expenses	4,777,562	839,354	583,120	6,200,036
Operating income	1,832,810	354,405	90,937	2,278,152
Integral result of financing	633,939	(12,124)	(1,134)	620,681
Income taxes (1)	197,182	120,431	14,893	332,506
Net income	1,550,128	226,957	54,580	1,831,665
Property, equipment and leasehold and owned buildings improvement	Ps. 17,744,510	Ps. 3,246,472	Ps. 736,118	Ps. 21,727,100
Liabilities	5,967,931	845,483	180,035	6,993,449
Capital expenditures	2,057,049	515,863	110,757	2,683,669

As of and for the year ended December 31, 2004	CCM Group	Costco de Mexico Group Joint Venture	Other Group	Total
Net sales	Ps. 29,423,734	Ps. 7,818,627	Ps. 1,599,770	Ps. 38,842,131
Cost of sales	23,234,988	6,771,323	974,323	30,980,634
Gross profit	6,188,747	1,047,304	625,446	7,861,497
Selling, general and administrative expenses.	4,741,171	746,554	545,321	6,033,046
Operating income	1,447,577	300,750	80,124	1,828,451
Integral result of financing	154,712	(23,729)	50,935	181,918
Income taxes (1)	172,685	23,219	11,831	207,735
Net income	1,435,440	293,505	45,898	1,774,843
Property, equipment and leasehold and owned buildings improvements	Ps. 16,200,500	Ps. 2,923,701	Ps. 660,813	Ps. 19,785,014
Liabilities	6,351,174	964,812	125,104	7,441,090
Capital expenditures	1,562,532	455,038	86,018	2,103,588

As of and for the year ended December 31, 2003	CCM Group	Costco de Mexico Group Joint Venture	Other Group	Total
Net sales	Ps. 29,361,762	Ps. 7,183,745	Ps. 1,458,700	Ps. 38,004,207
Cost of sales	23,236,291	6,278,868	880,547	30,395,706
Gross profit	6,125,471	904,877	578,153	7,608,501
Selling, general and administrative expenses.	4,896,773	676,539	507,588	6,080,900
Operating income	1,228,698	228,338	70,565	1,527,601
Integral result of financing	247,641	(40,087)	(4,818)	202,736
Income taxes (1)	209,521	33,876	18,098	261,495
Net income	830,872	243,908	47,446	1,122,226
Property, equipment and leasehold and owned buildings improvements	Ps. 15,221,791	Ps. 2,585,669	Ps. 616,610	Ps. 18,424,070
Liabilities	5,613,281	985,981	88,989	6,688,251
Capital expenditures	1,255,594	354,183	59,822	1,669,599

(1) Amounts include current and deferred income tax, asset tax and employee’ profit sharing

17.          DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP:

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant aspects from U.S. GAAP.

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statement for the effects of inflation required under Statement B-10. The application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The application of Statement B-10 to the U.S. GAAP adjustments follows the methodology discussed in Note 3. The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP are presented below together with an explanation, where appropriate, of the adjustments that affect the determination of the consolidated results of operations (net of effects of minority interest), for each of the three years in the period ended December 31, 2005, 2004 and 2003 and stockholders’ equity at December 31, 2005 and 2004.

Reconciliation of Net Income

Net income is reconciled as follows:

		Year ended December 31,
		2005	2004	2003
Net income reported under Mexican GAAP.........................................		Ps. 1,831,665	Ps. 1,774,843	Ps. 1,122,226
U.S. GAAP adjustments:
Deferred income taxes.........................................................................	a.	183,543	(6,584)	(62,309)
Deferred employee profit sharing..........................................................	a.	7,648	(7,648)	2,500
Compensation from stock appreciation plan..........................................	c.	(52,099)	36,337	5,613
Adjustments on minority interest...........................................................	e.	-	(3,819)	592
U.S. GAAP on Costco de Mexico.......................................................	f.	(3,751)	(5,174)	(3,595)
Effect of inflation accounting on U.S. GAAP Adjustments.....................	d.	(2,106)	2,337	14,665
Reversal of the negative goodwill accretion...........................................	g.	(243,867)	(217,876)	(153,914)
Consolidation of the CAM results for the year......................................	g.	32,845	24,912	18,544
Financing cost from the CAM long term debt.......................................	g.	16,003	5,352	(86,685)
Reversal of other income from-Mijolife acquisition	a.	(689,051)	-	-
Embedded derivatives...........................................................................	h.	(167,842)	-	-
Derivative financial instruments .........................................................	k.	(541,913)	-	-
Total U.S. GAAP adjustments.............................................................		(1,460,590)	(172,163)	(264,589)
Net income under U.S. GAAP.............................................................		Ps. 371,075	Ps. 1,602,680	Ps. 857,637
Weighted average units outstanding (thousands).....................................		1,086,000	1,086,000	1,079,765
Outstanding units under stock purchase plan..........................................		7,319	32,523	34,705
Diluted weighted average units outstanding (thousands)		1,093,319	1,118,523	1,114,470
Basic income per unit under U.S. GAAP...............................................		Ps. 0.34	Ps. 1.48	Ps. 0.79
Diluted net income per unit under U.S. GAAP.......................................		Ps. 0.34	Ps. 1.43	Ps. 0.77

Comprehensive Income

Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" establishes rules for the reporting of comprehensive income and its components. Comprehensive income includes net income and loss from holding non-monetary assets. The following table summarizes the components of comprehensive income under U.S. GAAP for the years ended December 31, 2005, 2004 and 2003.

		December,
		2005	2004	2003
Net income...........................................................		Ps. 371,075	Ps. 1,602,680	Ps. 857,637
Derivative financial instruments...............................		(81,093)	-	-
Loss from holding non-monetary assets..................	a.	(167,660)	(227,550)	Ps. (204,699)
Comprehensive income.........................................		Ps. 122,322	Ps. 1,375,130	Ps. 652,938

Components of accumulated other comprehensive income at December 31:

	2005	2004
Derivative financial instruments...............................................	Ps. (81,093)	Ps. -
Results from holding non-monetary assets...............................	Ps. (4,395,358)	Ps. (4,227,698)
	Ps. (4,476,451)	Ps. (4,227,698)

Reconciliation of Stockholders’ Equity

Stockholder’s equity is reconciled as follows:

		December 31,
		2005	2004
Stockholders’ equity under Mexican GAAP...................................		Ps. 16,753,570	Ps. 15,674,587
U.S. GAAP adjustments:
Minority interest net of impact of U.S. GAAP adjustments ..............	e.	(105,746)	(99,945)
Deferred income taxes....................................................................	a.	2,400	(20,074)
Deferred employee profit sharing.....................................................	a.	-	(7,648)
US. GAAP effect on Costco de Mexico	f.	(50,773)	(47,022)
Accrued liability under stock appreciation plan.................................	c.	(51,361)	-
Receivable under stock appreciation plan.........................................	c.	(58,985)	(238,417)
Net book value of CAM acquired assets.........................................	g.	699,113	666,268
Reversal of negative goodwill...........................................................	g.	-	243,867
Long term liabilities payables to CAM shareholders.........................	g.	(602,215)	(904,068)
Reversal of the CAM investment.....................................................	g.	(687,270)	(401,420)
Reverse of other income from -Mijolife Acquisition.........................	a.	(689,051)	-
Embedded derivatives......................................................................	h.	(170,686)	-
Total U.S. GAAP adjustments.......................................................		(1,714,574)	(808,459)
Stockholders’ equity under U.S. GAAP.........................................		Ps. 15,038,996	Ps. 14,866,128

Analysis of changes in Stockholders’ Equity under U.S. GAAP

		2005	2004
Stockholders’ equity at beginning of year.........................		Ps. 14,866,128	Ps. 13,592,726
Net income.....................................................................		371,075	1,602,680
Dividends paid................................................................		(136,464)	(129,391)
Reissuance of Units.........................................................		7,578	-
Other comprehensive income...........................................		(248,753)	(227,550)
Change in receivable under stock appreciation plan.........	c.	179,432	27,663
Stockholders’ equity at end of year................................		Ps. 15,038,996	Ps. 14,866,128

a. Deferred Income Taxes and Employee Profit Sharing

Effective January 1, 2000, the Company follows the provisions of the revised Statement D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing", for Mexican GAAP purposes. Accounting for income taxes in accordance with this statement is similar to accounting for income tax in accordance with U.S. GAAP SFAS 109 "Accounting for Income Taxes" ("SFAS 109").

At December 31, the primary components of net deferred tax liability under U.S. GAAP consist of the following:

	2005				2004
	SFAS No.109 Applied to the Company Mexican GAAP Balances	SFAS No. 109 Applied to U.S. GAAP Adjustments		SFAS No. 109 Total	SFAS No. 109 Total
Deferred current income tax:
Accruals..............................................................	Ps. 38,142	Ps. -		Ps. 38,142	Ps. 46,238
Inventories..........................................................	(154,851)	-		(154,851)	(1,688,490)
Deferred revenue................................................	-	5,916	(2)	5,916	6,324
Accrued vacations..............................................	9,483	-		9,483	9,985
Tax loss carryforwards.......................................	995,268	67,255	(2)	1,062,523	577,367
Prepaid expenses...............................................	(8,490)	-		(8,490)	(6,324)
Layaway sales....................................................	10,421	-		10,421	3,527
Total current.......................................................	889,973	73,171		963,144	(1,051,373)
Noncurrent:
Inventories .........................................................	(765,565)	-		(765,565)	-
Fixed assets........................................................	(1,804,261)	(32,929)	(2)	(1,837,190)	(1,753,363)
Equity investments..............................................	-	(43,759)	(1)	(43,759)	(84,183)
Deferred revenue................................................	-	5,916	(2)	5,916	9,300
Prepaid expenses...............................................	(74,510)	-		(74,510)	(10,837)
Seniority premiums.............................................	26,566	-		26,566	24,455
Derivative instruments..........................................	183,271	-		183,271	-
Asset tax credit carryforwards...........................	529,577	-		529,577	591,822
Total non current................................................	(1,904,922)	(70,772)		(1,975,694)	(1,222,807)
Less - Valuation allowance on asset tax	(258,424)	-		(258,424)
Net deferred income tax liabilities........................	Ps. (1,273,374)	Ps. 2,400		Ps. (1,270,974)	Ps. (2,274,180)

(1)           Difference between inside and outside basic in Costco investment.

(2)           Deferred tax arising from the consolidation of CAM’S financial statements. See note 17g.

For the year ended December 31, 2005 and 2004, the difference in net deferred tax liabilities between Mexican and US GAAP was as follows:

	Mexican GAAP	U.S. GAAP	Difference
Deferred tax liability:
At December 31, 2004.......................................................................	Ps. (2,254,039)	Ps. (2,274,113)	Ps. (20,074)
At December 31, 2005.......................................................................	(1,273,374)	(1,270,974)	2,400
Net change.........................................................................................	Ps. 980,665	Ps. 1,003,139	Ps. (22,474)

	Mexican GAAP	U.S. GAAP	Difference
Deferred tax liability:
At December 31, 2003.......................................................................	Ps. (2,125,179)	Ps. (2,123,219)	Ps. 1,960
At December 31, 2004.......................................................................	(2,254,039)	(2,274,113)	(20,074)
Net change.........................................................................................	Ps. (128,860)	Ps. (150,894)	Ps. (22,034)

The net change in the deferred tax to income statement during the year ended December 31, 2005 and 2004 was allocated to the following components:

	Mexican GAAP 2005	U.S. GAAP 2005	Difference
Deferred tax expense:...........................................................	Ps. (188,224)	Ps. (4,681)	Ps. (183,543)
Monetary gain .....................................................................	72,638	72,638	-
	Ps. (115,586)	Ps. (67,957)	Ps. (183,543)

	Mexican GAAP 2004	U.S. GAAP 2004	Difference
Deferred tax expense:.....................................	Ps. (249,164)	Ps. (255,748)	Ps. (6,584)
Monetary gain ...............................................	104,855	104,855	-
	Ps. (144,309)	Ps. (150,893)	Ps. (6,584)

The effect of the U.S. GAAP deferred tax related adjustment on the comprehensive income is as follows:

	Mexican GAAP 2005	U.S. GAAP 2005	Difference
Result from holding non-monetary assets: ......	Ps. (158,327)	Ps. (167,660)	Ps. (9,333)	(1)
Derivative financial instruments ....................	183,271	31,535	(151,736)	(2)
Total ............................................................			Ps. (161,069)

	Mexican GAAP 2004	U.S. GAAP 2004	Difference
Result from holding non-monetary assets:........	Ps. (212,100)	Ps. (227,550)	Ps. (15,450)	(1)

(1) Reversal of the deferred tax amount recorded under Mexican GAAP as part of the proportional consolidation of Costco de Mexico.

(2) Deferred tax effect from US GAAP reconciliation item related to derivative financial instruments. See note 17 k.

Mijolife acquisition

Under Mexican GAAP, the Company adopted Statement Bulletin B-7 "Business Acquisitions" effective January 1, 2005. Under the scope of Bulletin B-7, purchase accounting rules should be applied to the acquisition of companies with future tax benefits. Under Mexican GAAP, the Company recognised Ps. 649,263 in Other income and Ps. 39,788 as a reduction to Deferred income taxes as a result of the acquisition of Mijolife, which has as its sole asset, an incomer tax loss carryforward.

Under US GAAP, the Company applies EITF 98-11. In 2005, the Company recognised a tax asset of Ps. 903,645, and a deferred credit of Ps. 689,051 for US GAAP purposes. The deferred credit will be amortized to income tax expense in proportion to the realization of the tax benefits that gave rise to the deferred credit. The GAAP reconciliation of the shareholder’s equity includes the recognition of the deferred credit balance for US GAAP.

  Through December 31, 2004 the Company applied EITF 98-11, "Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Recorded as Business Combinations", for both Mexican and US GAAP purposes.

Deferred employee profit sharing

Under Mexican law, employees’ profit sharing is computed at 10% of the individual income of each of the Company’s subsidiaries. The calculation is based on taxable income adjusted to exclude the effects of inflation and asset restatement. While the employee profit sharing provision is calculated in a manner similar to income tax, it is classified as an operating expense under U.S. GAAP.

The components of net deferred employee profit sharing under U.S. GAAP consist of the following:

	December 31,
	2005	2004
Deferred employee profit sharing:
Short-term:
Inventories................................................................................	Ps. (7,525)	Ps. (15,871)
Accrued vacations.....................................................................	3,161	3,303
Total short-term....................................................................	Ps. (4,364)	Ps. (12,568)

Fixed assets...............................................................................	(3,662)	(3,138)
Seniority premiums....................................................................	11,586	8,058
Total long-term.....................................................................	7,924	4,920
Total deferred employee profit sharing before reserve................	3,560	(7,648)
Valuation Allowance.................................................................	(3,560)	-
Total deferred employee profit sharing....................................	Ps. -	Ps. (7,648)

The distribution of the net change in deferred employee profit sharing under U.S. GAAP for the years ended December 31, 2005, 2004 and 2003 is provided below:

	2005	2004	2003
Deferred profit sharing income (expense) ........................	Ps. 3,560	Ps. (7,648)	Ps. 2,500

b. Seniority Premiums, Pension Plan and Labour Obligations

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

	December 31,
	2005	2004	2003
Service cost ...................................................	Ps. 16,980	Ps. 13,364	Ps. 14,042
Interest cost ...................................................	22,339	5,726	5,243
Actual return on plan assets ............................	(2,075)	(1,531)	(1,787)
Net amortization and deferral ..........................	3,431	3,815	3,164
Settlement loss ...............................................	-	-	-
Net cost under U.S. GAAP ...........................	40,675	21,374	20,662
Net cost under Mexican GAAP ....................	(40,675)	(21,374)	(20,662)
Difference to be recognized under U.S. GAAP	Ps. -	Ps. -	Ps. -

Assumptions used in the calculation of net cost as of December 31, are:

December 31,
	2005	2004	2003
Weighted average discount rates..................................	4.5%	3.5%	3.5%
Rates of increase in compensation levels.......................	1.0%	1.0%	1.0%
Expected long-term return on assets.............................	4.5%	4.5%	4.5%

The seniority premium and pension plan liabilities as of December 31, 2005 and 2004 are as follows:

	2005	2004
Actuarial present value benefit obligations:
Vested benefit obligations..............................................................................................................................................	Ps. (29,283)	Ps. (54,774)
Non-vested benefit obligations.......................................................................................................................................	(154,226)	(85,180)
Accumulated benefit obligations.....................................................................................................................................	(183,509)	(139,954)
Fair value of plan assets.................................................................................................................................................	50,160	37,967
Accumulated benefit obligations in excess of plan assets.................................................................................................	Ps. (133,349)	Ps. (101,987)
Projected benefit obligations..........................................................................................................................................	Ps. (257,024)	Ps. (166,943)
Plan assets....................................................................................................................................................................	50,160	37,967
Unfunded projected benefit obligations..........................................................................................................................	(206,864)	(128,976)
Unfunded projected benefit obligation to be recognized in future years:
Unrecognized net gain.....................................................................................................................................................	(22,819)	(1,492)
Unfounded projected benefit obligations to be recognized in the consolidated balance sheet under U.S. GAAP .................	(229,683)	(130,468)
Accrued cost recognized in the consolidated balance sheet under Mexican GAAP ............................................................	229,683	130,468
Additional liability under U.S. GAAP................................................................................................................................	Ps. -	Ps. -

The assets of the seniority premium and pension plan trust are invested in equity securities and corporate and government bonds.

The actual investment return of the seniority premium trusts based on fair market values is Ps. 3,603 and Ps. 2,894 as of December 31, 2005 and 2004, respectively.

Changes in the plan’s funded status and plan assets during the year ended December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year..............................	Ps. 166,943	Ps. 164,056
Service cost ...................................................................	9,473	13,364
Interest cost....................................................................	10,760	5,726
Actuarial gain .................................................................	(4,668)	(1,423)
Benefits paid...................................................................	(29,962)	(14,780)
Termination indemnity and post retirement benefit plan	104,478	-
Benefit obligation at end of year......................................	Ps. 257,024	Ps. 166,943
Change in plan assets:
Fair value of plan assets at beginning of year...................	Ps. 37,967	Ps. 34,005
Actual return on plan assets...........................................	3,603	2,894
Company’s contribution................................................	11,967	8,224
Benefits paid.................................................................	(2,129)	(7,156)
Withdraw of plan assets................................................	(1,248)	-
Fair value of plan assets at end of year..........................	Ps. 50,160	Ps. 37,967

c. Stock Appreciation Plan

As of December 31, 2005, the Company had a stock appreciation plan for key employees as described in Note 13. The Company purchased the required number of shares granted under the terms of the plan in the stock market and deposited them in a trust. Under Mexican GAAP, an account receivable was recorded for the purchased units within other assets. Under U.S. GAAP, this purchase would have been reflected as a reduction in stockholder’s equity as treasury stock.

Under Mexican GAAP no compensation expense is recorded when the shares are purchased and deposited into the trust or when they are sold to the employee. Under US GAAP, according to FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," compensation expense is recorded at the end of each period as the amount by which the quoted market value of the shares of the Company’s stock covered by a grant exceeds the option price or value specified under the plan and should be accrued as a charge to expense over the periods the employees perform the related services. The compensation expense under U.S. GAAP amounted to  $ 50,623 in 2005. In 2004 and 2003, the Company reversed the liabilities recognized in connection with ancient stock plans cancelled in 2004.

The following table summarizes the activity in treasury stock, under U.S. GAAP, for the three years ended on December 31, 2005.

	Units	Ps. (Thousands)
Balance at January 1, 2003...................................................................................	51,194,120	Ps. 394,279

Purchases..............................................................................................................	-	-
Sale of shares under the Plan..................................................................................	(16,489,156)	(128,198)
Balance at December 31, 2003..............................................................................	34,704,964	266,081

Purchases..............................................................................................................	-	-
Sale of shares under the Plan..................................................................................	(2,182,298)	(27,663)
Balance at December 31, 2004..............................................................................	32,522,666	238,418

Purchases..............................................................................................................	-	-
Sale of shares under the Plan..................................................................................	(25,203,772)	(179,433)
Balance at December 31, 2005..............................................................................	7,318,894	Ps. 58,985

d. Effects of Inflation on U.S. GAAP Adjustments

This item represents the inflation adjustment calculated under Statement B-10 applied to the changes in monetary assets and liabilities generated by the application of U.S. GAAP to the Company’s financial statements.

Effect of inflation accounting on U.S. GAAP adjustments for the years ended December 31,

	2005	2004	2003
Adjustment relating to:
Receivable under stock appreciation plan and accrued liability under stock appreciation plan	Ps. 738	Ps. 2,337	Ps. 805
Embedded derivatives under Auchan acquisition	(2,844)	-	-
Inflation effect of CAM acquisition	-	-	13,860
	Ps. (2,106)	Ps. 2,337	Ps. 14,665

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

f. U.S. GAAP effect on Costco de Mexico

For Mexican GAAP, the CCM accounts for its 50% joint venture in Costco de Mexico by the proportional consolidation method. For U.S. GAAP purposes, this investment would be treated as an equity investment; however CCM has adopted to avail itself the SEC accommodation to omit reconciling differences related to the classification or display and instead provides summarized footnote disclosure of the amounts proportionally consolidated.

The proportionally consolidated amounts included in CCM the consolidated balance sheet under Mexican GAAP are as follow:

ASSETS	2005	2004
Current assets:
Cash...................................................................................................................................	Ps. 242,140	Ps. 202,030
Temporary investments........................................................................................................	209,285	201,279
Trade accounts receivable...................................................................................................	20,935	16,452
Other accounts and notes receivable ...................................................................................	367,900	257,564
Inventories..........................................................................................................................	1,010,818	884,517
Prepaid expenses and other assets.......................................................................................	2,101	2,362
Total current assets..........................................................................................................	1,853,179	1,564,204
Property, equipment and leasehold and owned buildings improvements, net .............................	3,239,093	2,917,110
Other assets............................................................................................................................	7,379	6,591
Total assets.....................................................................................................................	Ps. 5,099,650	Ps. 4,487,905
LIABILITIES
Current liabilities:
Trade payables....................................................................................................................	Ps. 845,483	Ps. 964,812
Taxes payable.....................................................................................................................	186,274	28,723
Related parties, net .............................................................................................................	1,335	2,422
Deferred revenue and negative goodwill ..............................................................................	-	689,918
Other accrued liabilities........................................................................................................	361,502	(560,524)
Total current liabilities......................................................................................................	1,394,593	1,125,351
Long-term liabilities:
Labor obligations ...............................................................................................................	9,981	4,416
Deferred income taxes .......................................................................................................	224,103	261,457
Total liabilities.................................................................................................................	1,628,677	1,391,224

NET CCM INVESTMENT IN COSTCO DE MEXICO	Ps. 3,470,974	Ps. 3,096,682

The proportionally consolidated amounts included in CCM consolidated statement of income under Mexican GAAP, for the three years ended December 31, 2005 are as follow:

	2005	2004	2003
Net sales..............................................................................................................................	Ps. 8,398,566	Ps. 7,818,627	Ps. 7,183,745
Cost of sales........................................................................................................................	7,204,808	6,771,323	6,278,868
Gross profit.....................................................................................................................	1,193,758	1,047,304	904,877
Selling, general and administrative expenses:
Selling............................................................................................................................	685,796	600,351	544,117
Administrative................................................................................................................	153,558	146,203	132,422
Total operating expenses............................................................................................	839,354	746,554	676,539
Operating income...........................................................................................................	354,405	300,750	228,338
Integral result of financing:
Interest expense.............................................................................................................	(10,342)	(12,520)	(10,402)
Interest income..............................................................................................................	12,083	11,298	16,482
Foreign-exchange gain(loss) net.....................................................................................	(5,721)	8,703	24,574
Gain from monetary position..........................................................................................	16,104	16,248	9,433
Total integral result of financing..................................................................................	12,124	23,729	40,087
Income after integral result of financing..........................................................................	366,529	324,479	268,425
Other income (expense), net.............................................................................................	19,141	7,755	(9,362)
Income before provisions for income taxes and employee statutory profit sharing ..........	347,388	316,724	277,787
Provisions for income taxes and employee statutory profit sharing .....................................	120,431	23,219	33,879
Income before minority interest.....................................................................................	226,957	293,505	243,908
Net income for the year................................................................................................	Ps. 226,957	Ps. 293,505	Ps. 243,908

The principal differences, other than inflation accounting, between Mexican GAAP and U.S. GAAP applicable to the proportionally consolidated amounts are presented below:

On Costco’s net income:

		Year ended December 31,
		2005	2004	2003
Membership fees	a.	Ps. (3,599)	Ps. (3,332)	Ps. (5,097)
Capitalized pre-operating cost, net....................................	b.	(739)	(1,382)	597
Deferred tax impact on the U.S. GAAP adjustments..........		587	(460)	905
Total U.S. GAAP effect on Costco de Mexico ...................		Ps. (3,751)	Ps. (5,174)	Ps. (3,595)

On Costco’s stockholder’s equity:

		December 31,
		2005	2004
Membership fees	a.	Ps. (65,601)	Ps. (62,002)
Capitalized pre-operating cost, net	b.	(5,910)	(5,171)
Deferred tax impact on the U.S. GAAP adjustments		20,738	20,151
Total U.S. GAAP effect on Costco de Mexico		Ps. (50,773)	Ps. (47,022)

a ) Under Mexican GAAP, membership payments are generally recognized as income the period in which payments are received. Under U.S. GAAP, membership fees are recognized to income when  earned on an accrual basis.

b) Under Mexican GAAP, pre-operating expenses are capitalized during the construction process until facilities are completed and operations begin. Under U.S. GAAP, such costs are expensed as incurred.

g. Consolidation of Auchan Operations.

As noted in Note 12, in February 2003, Controladora Comercial Mexicana (CCM) signed three contracts with Controladora Auchan Mexicana shareholders, Controladora Auchan Mexicana (CAM) and Auchan (AMEX), for the acquisition of 100% of the CAM and AMEX shares.

As provided in Mexican GAAP, each of the acquisitions was treated separately. The AMEX acquisition was accounted for in 2004 and resulted in the recognition of Ps. 595,799 of negative goodwill, which is being applied to income over three years on a straight-line basis. The payments related to the acquisition of CAM are being recorded as a permanent investment and the acquisition will be recorded in 2008, once all the payments have been made.

Under U.S. GAAP, both transactions are treated as an integrated transaction and accounted for as a business combination, in accordance with SFAS 141 "Business Combination", since February 2003, the effective date of acquisition.  The acquired assets and results of operations represented 2.9% and 1.0%, in 2003, of the total CCM consolidated assets and results of operations.

Under U.S. GAAP, the purchase price of Ps. 1,217,572 was determined as to the net present value of U.S.$120,000,000 to be paid to the seller, adjusted by the purchasing adjustment price. The Ps. 944,220 negative goodwill arising from the acquisition was allocated as a pro rata reduction of the fair value of the assets acquired. Also, the long-term liability was determined at the net present value of future payments.

The reconciliation of the stockholders’ equity includes the following reconciling items: a) the consolidation of CAM’s consolidated results of operations, post acquisition and consolidated financial position, b) the recognition of the long-term liability arising from the transaction, c) in 2004 the reversal of the unamortized balance of the negative goodwill recognized under Mexican GAAP, and d) the reversal of the amount recorded as permanent investment on CAM shares under Mexican GAAP.

The reconciliation of the net income includes the following reconciliation items: a) the reversal of the negative goodwill amortization recorded under Mexican GAAP, b) the recognition of the financing cost (which includes interest and foreign exchange gains or losses), net of monetary gain, related to the recognized long-term liability, c) the consolidation of CAM results from the acquisition date through December 31, 2003 and for the years ended December 31, 2004 and 2005, before deferred tax effect.

h. Embedded derivatives

Under Mexican GAAP, at December 31, 2005 the Company recognized an embedded derivative of Ps.170,686 due to the payment commitments in US Dollars derived from the acquisition of Controladora Auchan Mexicana (CAM) as described in the note 17 g. Under US GAAP, CAM is consolidated and a long-term liability is recognized for the future payments in US Dollars. The reconciliation of shareholder’s equity includes the reversal of the embedded derivative recognized under Mexican GAAP. The reconciliation of net income includes the reversal of the gain of the embedded derivative net of the related inflation effect.

i. Basic Income Per Unit and Diluted Net Income Per Unit

In accordance with SFAS No. 128, "Earnings per Share" U.S. GAAP requires disclosures of basic earnings per share by using the weighted average number of units outstanding. Diluted net income per unit differs from basic net income per unit, since the weighted average number of units is adjusted to include potential number of additional units that would have been outstanding under the stock appreciation plan.

j. Cash Flow Information

Under Mexican GAAP, the Company presents statements of changes in financial position. The changes in the financial statement balances included in this statement constitute the generation and application of resources stated in pesos of constant purchasing power as of December 31, 2005.

The changes in the financial statement balances included herein constitute cash flow activities stated in Mexican pesos in purchasing power as of December 31, 2005 (including monetary and foreign exchange gains and losses, which are considered cash gains and losses in the constant Mexican peso financial statements). Under Mexican GAAP, the effect of restatement of prior year’s balance sheet balances to Mexican pesos of constant purchasing power are reflected in the stated change of the asset or liability in the statements of changes in financial position and the gain from monetary position is presented as a component of operating activities. Included within financing activities in the statements of changes in financial position for notes payable and long-term debt securities are the effects of restating the prior year notes payable and debt securities balances to constant Mexican pesos.

The statement of cash flow presented below is in accordance with SFAS No. 95, "Statement of Cash Flows" ("SFAS 95") and includes the effect of the U.S. GAAP difference for the years ended December 31, 2005, 2004 and 2003.

	2005	2004	2003
Net income........................................................................................................................................................................	Ps. 371,075	Ps. 1,602,680	Ps. 857,636
Operating activities:
Adjustments to reconcile net income to resources provided by (used for) operating activities:
Gain (loss) on derivative financial instruments..............................................................................................................
Depreciation and amortization....................................................................................................................................	710,951	790,740	735,366
Seniority premiums....................................................................................................................................................	40,675	21,373	16,378
Minority interest........................................................................................................................................................	12,752	8,048	4,652
Deferred income taxes..............................................................................................................................................	(67,957)	150,893	(214,100)
Deferred employee profit sharing..............................................................................................................................	(7,648)	7,648	2,499
Monetary gain.........................................................................................................................................................	(295,331)	(308,991)	(206,419)
Unrealized exchange gains.........................................................................................................................................	89,999	24,274	23,739
Financial instruments.................................................................................................................................................	1,264,224	56,589	-
Write off of fixed assets............................................................................................................................................	314,900	418,338	329,226
Effects US GAAP of Auchan acquisitions..............................................................................................................	(48,848)	(30,264)	68,138
(Benefit) compensation expense of stock purchase plan.............................................................................................	51,361	(38,674)	6,418
	2,436,153	2,702,654	1,623,533
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable...................................................................................................................................	780,628	503,090	(233,653)
Inventories..........................................................................................................................................................	446,968	(1,361,792)	(307,014)
Other accounts and notes receivable...................................................................................................................	(27,088)	(50,427)	(83,481)
Increase (decrease) in:
Trade payables..................................................................................................................................................	(207,838)	968,552	509,206
Taxes payable...................................................................................................................................................	(49,911)	(17,298)	(184,121)
Other accrued liabilities......................................................................................................................................	(330,026)	(405,047)	401,880
	612,733	(362,922)	(269,779)
Net cash provided by operating activities........................................................................................................................	3,048,886	2,339,732	1,893,312
Financing activities:
Bank loans..................................................................................................................................................................	2,444,233	409,724)	284,721
Repayment of bank loans............................................................................................................................................	(2,106,268)	(448,778)	(117,791)
Payment of long term debt related to the Auchan acquisition.......................................................................................	(285,851)	(170,686)	-
Units reissued for stock purchase plan..........................................................................................................................	-	-	38,905
Paid in capital..............................................................................................................................................................	7,578	-	10,643
Reissuance of units for treasury stock ..........................................................................................................................	-	-	15,045
Dividends paid............................................................................................................................................................	(136,464)	(129,391)	(136,175)
Net cash provided by (used in) financing activities...........................................................................................................	(76,772)	(339,131)	95,348
Investing activities:
Acquisition of property and equipment, additions to real estate, leasehold and owned buildings improvements and other assets	(2,683,667)	(2,103,588)	(1,669,344)
Net cash used in investing activities...................................................................................................................................	(2,683,667)	(2,103,588)	(1,823,254)
Net (decrease) increase in cash and temporary investments...............................................................................................	288,447	(102,987)	319,316
Effects of inflation on cash at beginning of the year.............................................................................................................	41,608	68,787	35,413
Cash and temporary investments at beginning of the year....................................................................................................	1,291,178	1,325,378	970,649
Cash and temporary investments at end of the year.............................................................................................................	Ps. 1,621,233	Ps. 1,291,178	Ps. 1,325,378

Net resources provided by operating activities reflect cash payments for interest and income taxes as follows:

	December 31,
	2005	2004	2003
Interest .................................................................................	Ps . 116,514	Ps. 154,761	Ps. 162,878
Income taxes .........................................................................	134,084	72,218	137,070

k. Derivative Financial Instruments

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

If a derivative instrument qualifies as a fair value hedge under the applicable guidance and is documented as such, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in earnings based on the income classification of the item being hedged. These hedges also adjust the book values of the derivatives and hedged item. If a derivative instrument qualifies as a cash flow hedge under the applicable guidance and is documented as such, the effective portion of the gain or loss on the hedging instrument is reported in stockholders’ equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholders’ equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of the change of a hedging derivative’s fair value, where that derivative is used in a cash flow hedge, is recorded in current earnings. Classification in the statement of operations of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a cash flow hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the statements of operations.

Through December 31, 2004 CCM management did not document its derivative instruments as hedges; therefore, the changes in the fair value of CCM derivative instruments were recorded in the income statement.

As more fully disclosed in note 2o, effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, which is a more comprehensive accounting standard on the recognition of derivative financial instruments, included embedded derivatives and hedge documentation and effectiveness testing therein. Contracts need to be evaluated for embedded derivatives, with such derivatives needing to be bifurcated from the host contract under certain conditions. The provisions of the Bulletin C-10 are somewhat consistent with those provisions under SFAS 133.

Beginning in 2005, hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship.  As of December 31, 2005, for both, Mexican and US GAAP, the Company assesses the effectiveness of each qualifying hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods.  The Company considers hedge accounting to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction.

The Company also evaluates, for both, Mexican GAAP and US GAAP, contracts for "embedded" derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with both GAAP requirements.  Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included.  If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings, to the extent that the hybrid instrument is not already accounted at fair value.

When hedge accounting is discontinued due to the Company’s determination that the derivative no longer qualifies as an effective fair value hedge, the Company will continue to carry the derivative on the balance sheet at its fair value.  The related hedged asset or liability will cease to be adjusted for changes in fair value that are due to the previously hedged risk.  When the Company discontinues hedge accounting in a cash flow hedge because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings.  However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized in current earnings.  If a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains and losses are recognized in current earnings.

The difference between derivative accounting under Mexican GAAP and U.S. GAAP applicable to the Company financial statements through December 31, 2005 relates to the following.

Under US GAAP, if a written option is designated as hedging a recognized asset or liability or an unrecognized firm commitment, the combination of the hedged item and the written option must provide at least as much potential for gains as a result of a favorable change in the fair value of the combined instruments as exposure to losses from an unfavorable change in their combined fair value, as a precedent to applying hedge accounting. No such requirement exists under Mexican GAAP. Therefore hedging instruments that are net written options accounted for as cash flow hedges under Mexican GAAP do not qualify cash flow hedges under US GAAP.

l. Disclosure About Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of financial instruments:

Receivables, Temporary Investments and Short Term Borrowings: The carrying amounts approximate fair value because of the short maturity of those instruments. Values for temporary investments and financial instruments are obtained from quoted market values.

As of December 31, the estimated fair values of  CCM’s debt are as follows:

2004
	Fair Value	Notional Amount
Private placement...................................	Ps. 1,122,684	Ps. 1,152,264

2005
	Fair Value	Notional Amount
Senior notes............................................	Ps. 2,171,414	Ps. 2,125,420

	2005		2004
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Debenturebonds........................	Ps. 104,808	Ps. 90,847	Ps. 743,975	Ps. 631,520

l. Lease Revenue

The Company leases retail space in its stores to outside parties under non-cancelable operating leases. All the lease contracts are renewable annually.

Total rentals included in income for the years ended December 31, 2005, 2004 and 2003 were Ps.242,258,  Ps. 201,379 and Ps. 171,392 respectively.

m. Condensed Financial Information

The condensed balance sheet and income statement presented below reflect the Costco de Mexico Group joint venture and other investments as an equity investment and include the effects of all U.S. GAAP adjustments.

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and temporary investments.........................................................................	Ps. 1,624,529	Ps. 1,296,375
Inventories..........................................................................................................	5,046,913	5,661,543
Other current assets............................................................................................	3,036,939	3,431,472
	9,708,381	10,389,390
Non-current assets...................................................................................................	22,344,335	20,875,261
Total assets..................................................................................................	Ps. 32,052,716	Ps. 31,264,651

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities........................................................................................................	Ps. 9,650,795	Ps. 11,238,695
Long-term liabilities....................................................................................................	7,257,179	5,059,883
Total liabilities....................................................................................................	16,907,974	16,298,578
Minority interest........................................................................................................	105,746	99,945
Stockholders’ equity.................................................................................................	15,038,996	14,866,128
Total liabilities and stockholders’ equity...........................................................	Ps. 32,052,716	Ps. 31,264,651

	Year ended December 31,
	2005	2004	2003
Net sales.........................................................................................................	Ps. 40,388,825	Ps. 38,919,706	Ps. 38,086,826
Operating income............................................................................................	2,283,370	1,878,954	1,535,309
Comprehensive financing results.......................................................................	(1,155,127)	195,692	(282,747)
Other expenses...............................................................................................	(547,899)	(238,416)	(65,830)
Income before taxes........................................................................................	580,344	1,836,231	1,186,732
Income tax..................................................................................................	(196,517)	(221,685)	(320,884)
Minority interest...............................................................................................	(12,752)	(11,866)	(8,211)
Net income..................................................................................................	Ps. 371,075	Ps. 1,602,680	Ps. 857,637

n. New accounting pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs-an Amendment of ARB No. 43" ("SFAS No. 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The impact of SFAS No. 151 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB published FASB Statement No. 123 (Revised 2004) "Share-Based Payments" ("SFAS No. 123(R)").SFAS No. 123(R) addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in their consolidated earnings statements.  SFAS 123(R) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, however early application is possible. The Company has elected a prospective transition approach adoption under which FAS 123(R) would apply to new awards granted after FAS 123 (R)’s adoption date.

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

On February 16, 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. The adoption of SFAS No. 155 will not have a material impact on the Company’s results of operations and financial condition.

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

Exhibit 12.1

CERTIFICATION

I, Carlos González Zabalegui, certify that:

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

Date: July 16, 2006

      /s/ Carlos González Zabalegui
   Carlos González Zabalegui
   Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Francisco Martínez de la Vega, certify that:

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

Date: July 16, 2006

      /s/ Francisco Martinez de la Vega
   Francisco Martínez de la Vega
   Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Controladora Comercial Mexicana, S.A. de C.V. (the "Company") on Form 20-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Carlos González Zabalegui, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 16, 2006

      /s/ Carlos González Zabalegui
Carlos González Zabalegui
Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Controladora Comercial Mexicana, S.A. de C.V. (the "Company") on Form 20-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Francisco Martínez de la Vega, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

(3)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 16, 2006

      /s/ Francisco Martinez de la Vega
Francisco Martínez de la Vega
Chief Financial Officer